Form 20-F
period 2001-12-31
PFEIFFER VACUUM TECHNOLOGY AG
filed 2002-03-19
CIK 1010613

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                        --------------------------------

                                    FORM 20-F
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                        Commission file number 005-46629
                        --------------------------------

                          PFEIFFER VACUUM TECHNOLOGY AG
             (Exact name of Registrant as specified in its charter)

                           FEDERAL REPUBLIC OF GERMANY
                 (Jurisdiction of incorporation or organization)

                  BERLINER STRASSE 43, D-35614 ASSLAR, GERMANY
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act.
 -----------------------------------------------------------------------------
                                                    NAME OF EACH EXCHANGE
          TITLE OF EACH CLASS                        ON WHICH REGISTERED
 ---------------------------------------          ----------------------------
     American Depositary Shares, each               New York Stock Exchange
     representing one Ordinary Share

 Ordinary Shares, without nominal value
 --------------------------------------           ----------------------------

              Securities registered or to be registered pursuant to
                            Section l2(g) of the Act.
                                      NONE
                                (Title of Class)
                        --------------------------------

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.
                                      NONE
                                (Title of Class)
                        --------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

         Ordinary shares, without nominal value ..............8,790,600
                            (as of December 31, 2001)

Indicate by check mark whether the registrant (l) has filed all reports required to be filed by Section l3 or 15(d) of the Securities Exchange Act of l934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                Yes [X]                             No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                Item 17 [ ]                         Item 18 [X]

UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS "PFEIFFER" AND THE "COMPANY" REFER TO PFEIFFER VACUUM TECHNOLOGY AG AND ITS PREDECESSORS AND SUBSIDIARIES.



                                   CONVENTIONS

     The Company publishes its financial statements in Euro ("(euro)"). Unless otherwise indicated, all amounts in this Annual Report on Form 20-F (the "Report") are expressed in Euro. The consolidated financial statements as of December 31, 2000, 1999, 1998 and 1997 and for the years then ended have been prepared in Deutsche Marks and were translated into Euro at the Official Fixed Conversion Rate.


                           FORWARD-LOOKING STATEMENTS

     This Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements relate to, among other things, environmental matters, legal proceedings, Euro conversion, patents, capital requirements and general industry and business conditions applicable to the Company. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. Important factors to consider in evaluating such forward-looking statements include changes in external competitive market factors, and other factors that may prevent the Company from competing successfully in existing or future markets. Such factors would include downturns in the businesses of customers of the Company, technological advances by competitors of the Company, technological obsolescence of the Company's products, supply shortages in the raw commodity market caused by the failure of a main supplier or new environmental requirements, fluctuations in exchange rates, and a global or regional economic crisis. There can be no assurance that the results implied by the forward-looking statements contained in this Report will in fact be realized, and actual results may differ materially.



                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with, and are qualified in their entirety by, the Company's Consolidated Financial Statements and notes thereto and Operating and Financial Review and Prospects included elsewhere in this Report.

The consolidated statement of income data and balance sheet data have been derived from the Company's Audited Consolidated Financial Statements, prepared in accordance with accounting principles generally accepted in the United States.

                                               2001         2000         1999         1998        1997
                                              (EURO)       (EURO)       (EURO)       (EURO)       (EURO)
                                                (IN THOUSANDS EXCEPT PER SHARE AND SHARE AMOUNTS)
STATEMENT OF INCOME DATA
Net sales.................................    170,140      184,678      153,468      142,758     141,217
Gross profit..............................     77,023       82,913       65,444       62,139      64,463
Selling, general and administrative
  expenses................................     36,095       34,950       31,409       30,774      34,521
Research and development expenses.........      8,064        7,631        7,735        6,475       5,295
Operating profit..........................     28,175       35,489       22,920       21,786      21,064
Income before taxes.......................     29,400       34,062       23,807       23,417      20,979
Income taxes:
  Current.................................     10,510       15,917       10,066       10,904       9,391
  Deferred................................         19        (937)          409          132         469
Net income................................     18,871       19,082       13,332       12,645      11,119

BALANCE SHEET DATA
Current assets............................    115,650      111,150       87,275       97,456      80,847
Total assets..............................    150,604      141,501      106,466      115,503      98,614
Current liabilities.......................     26,589       37,677       29,692       33,854      29,945
Long term debt............................      9,037        6,136           --           --          --
Share capital.............................     22,504       22,065       21,635       22,497      22,497
Shareholders` equity......................     83,402       67,107       47,958       53,799      42,405

OTHER DATA
Operating Profit per Ordinary Share:
Basic.....................................       3.23         4.16         2.65         2.48        2.39
Diluted...................................       3.23         4.11         2.56         2.34        2.27
Net Income per Ordinary Share:
Basic.....................................       2.16         2.24         1.54         1.44        1.26
Diluted...................................       2.16         2.21         1.49         1.36        1.20

Gross dividends per Ordinary Share,
declared..................................       0.75         0.72         0.56         0.41          --

Gross dividends per Ordinary Share
in US dollars.............................     $ 0.67       $ 0.67       $ 0.55       $ 0.42          --

Number of authorized, issued and
outstanding shares - basic................  8,790,600    8,619,200    8,451,200    8,800,000   8,800,000

Number of diluted shares
 - adjusted weighted average..............  8,719,507    8,630,605    8,957,399    9,311,229   9,285,447

EXCHANGE RATE INFORMATION

     Fluctuations in the exchange rate between the Euro ((euro)) and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADRs on the conversion by the Depositary into U.S. dollars of cash dividends, if any, paid in Euro on the Ordinary Shares represented by the ADRs.

The table below sets forth, for periods after the introduction of the Euro on January 1, 1999, the high, low, average and period-end noon buying rates for the Euro expressed as U.S. dollar per (euro) 1. For 1997 through 1998, the table reflects the high, low, average, and period-end noon buying rates for the Deutsche Mark, shown after conversion into the Euro at the Official Fixed Conversion Rate and expressed as U.S. dollars per (euro) 1.

YEAR ENDED DECEMBER 31,                       HIGH            LOW       AVERAGE RATE    END OF PERIOD
-----------------------                                                        (1)
1997                                     $     1.2689   $      1.0398   $     1.1274    $     1.0871
1998                                           1.2179          1.0549         1.1120          1.1733
1999                                           1.1806          1.0024         1.0654          1.0027
2000                                           1.0394          0.8286         0.9212          0.9305
2001                                           0.9548          0.8388         0.8958          0.8820

July 2001                                      0.8786          0.8388         0.8604          0.8764
August 2001                                    0.9221          0.8752         0.9006          0.9172
September 2001                                 0.9297          0.8874         0.9115          0.9170
October 2001                                   0.9212          0.8878         0.9062          0.9052
November 2001                                  0.9093          0.8775         0.8881          0.8896
December 2001                                  0.9059          0.8812         0.8932          0.8820
2002 (through January 31, 2002)                0.9037          0.8600         0.8832          0.8635

(1) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

B.   CAPITALIZATION AND INDEBTEDNESS

Not applicable.


C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.


D.   RISK FACTORS

     Pfeiffer Vacuum is subject to various risks resulting from changing economic, political, social, industry, business and financial conditions, particularly in its principal markets, United States and Europe.


GENERAL ECONOMIC CONDITIONS IN THE UNITED STATES AND EUROPE

      Sales of the Company's products in the United States and Europe account for a substantial portion of the Company's revenues. As a result, the Company's profitability is vulnerable to market downturns and economic slowdowns in these markets. If the economies in the United States and Europe continue to weaken, the demand for the Company's products may decline further. In addition, the Company's financial position is vulnerable to continuing weakness in certain product markets important to the Company, such as semiconductors. A decline in demand for any such market may also result in a decrease in demand for the Company's products. Such a decline could have a material adverse effect on the business and financial results of the Company.


TECHNOLOGICAL CHANGE AND INTRODUCTION OF NEW PRODUCTS

      The vacuum pump industry is subject to technological change and new product introductions and enhancements. A major part of the Company's revenues is dependent upon sales and service of turbomolecular vacuum pumps, and the Company expects that a majority of its revenues will continue to be dependent upon sales and service of vacuum pumps for the foreseeable future. A major part of the Company's future success will depend on its ability to develop new and enhanced vacuum pump products and to introduce these products at competitive prices and on a timely basis relative to its competitors. If technological changes or new products developed by competitors rendered the Company's turbomolecular vacuum pump obsolete, and the Company were unable to develop and manufacture competitive new products or product enhancements, the Company's business, financial condition and results of operations would be adversely affected.


HIGHLY COMPETITIVE INDUSTRY

     The industry in which the Company operates is highly competitive. Pfeiffer competes with other manufacturers of vacuum pumps. The Company believes that the factors affecting competition are product performance, applications support, post-sale service and training, distribution and sales representation, pricing and availability of product, and brand name recognition. Certain of the Company's competitors have significantly greater resources than the Company and provide a more complete range of vacuum components and process equipment. There can be no assurance that the Company will be able to increase or continue to maintain its market share or that competition will not have a material adverse effect on the Company's business, financial condition, and results of operations.


SINGLE MANUFACTURING FACILITY

     All of the manufacturing activities performed by the Company take place in a single facility located at the Company's headquarters in Asslar, Germany. Any extended interruption or impairment of the Company's production capabilities at its Asslar facility would have a material adverse effect on the Company's business, financial condition and results of operations.


CURRENCY RISK

     Although the Company reports its results in Euro, approximately thirty-nine percent of its sales revenues are denominated in other currencies, primarily in U.S. dollars and British pounds. The Company's operating income and cash flow are significantly exposed to changes in exchange rates between the Euro and other currencies. The Company enters into foreign currency forward contracts to hedge the exposure of its forecasted sales to fluctuations in foreign currency exchange rates only in currencies in which the Company has significant sales that are denominated in foreign currencies (primarily in U.S. dollars and British pounds).


RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     The Company's products are currently marketed in over thirty countries, with Germany, the rest of Europe, the United States and Japan being the Company's principal markets. Sales in the Company's principal markets are subject to risks inherent in international business activities, including, in particular, general economic conditions in each such country, overlap of differing tax structures, management of an organization spread over various jurisdictions, unexpected changes in regulatory requirements and compliance with a variety of foreign laws and regulations. Other general risks associated with international operations include import and export licensing requirements, trade restrictions and changes in tariff and freight rates.


ITEM 4. INFORMATION ON THE COMPANY


A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     The headquarters of Pfeiffer Vacuum Technology AG is located at D-35614 Asslar, Berliner Strasse 43; Phone: +49-(0)6441-802-314; Fax:
+49-(0)6441-802-365; http://www.pfeiffer-vacuum.de.

The Company is a stock corporation (AKTIENGESELLSCHAFT) organized under the laws of the Federal Republic of Germany, engaged in the design, development and marketing of vacuum pumps and systems for various applications. The Company's origins date to 1890. In the early 1900's, the Company entered into the vacuum technology fields and subsequently emerged as a leader in vacuum pump technology with such major inventions as the turbomolecular vacuum pump in 1958. In 1996, the Company was converted from a limited liability company (Gesellschaft mit beschrankter Haftung) into a stock corporation (Aktiengesellschaft) and listed on the New York Stock Exchange.

In May 1999, the Company purchased 100% of the assets and assumed 100% of the liabilities of Catalano Associates, Inc. d/b/a Semivac, a distributor and repairer of vacuum equipment located in the United States. Cash paid in connection with the acquisition totaled US $ 3.3 million. In June 2000, the Company acquired seventy-five percent of the outstanding shares of Memex Optical Media Solutions AG, with its principle place of business in Zuzwil, Switzerland, for Swiss Francs 2.5 million ((euro) 1.6 million). Memex is a supplier of Digital Versatile Disc ("DVD") production equipment.

In January 2002, the Company acquired from the bankruptcy trustee of Multimedia Machinery GmbH fixed and intangible assets for a purchase price of approximately
(euro) 2.4 million. The Company also hired forty-five former employees of Multimedia Machinery. This acquisition will enlarge the Company's ability to develop, manufacture, and market a complete line of producing pre-recorded and re-writable DVDs and metalizers for pre-recorded and re-writable DVDs.


B.   BUSINESS OVERVIEW


INTRODUCTION

     The Company designs, manufactures, sells and services a broad range of turbomolecular vacuum pumps, rotary vane pumps, Roots pumps, dry pumps, diaphragm pumps, helium leak detection systems, gas analyzers, mass spectrometers and customized vacuum systems. Through its global sales and service organization comprising sales subsidiaries and exclusive marketing agents, the Company markets and services its products and a wide variety of complementary vacuum components and instruments manufactured by third parties. Since July 2000 the Company has offered digital total pressure gauges for the entire vacuum range and systems used in the coating process for rewritable DVDs. The Company's primary markets are Europe, the United States and Asia.


NATURE OF THE COMPANY'S OPERATIONS AND PRINCIPAL ACTIVITIES

     The Company's vacuum pumps and systems are used in a broad range of commercial and scientific applications such as the manufacture of semiconductors, compact discs, computer hard disks, optical lenses, television tubes, computer monitor tubes, light bulbs, automobile electronics, automobile headlamps, freeze-dried foods, surface treated tools and machine parts, electron microscopes, mass spectrometers and particle accelerators. Pfeiffer has applied decades of research and development in the design of vacuum environment systems to manufacture and produce vacuum pumps and systems that address the needs of its customers. The Company works closely with its customers, particularly during the product development phase, to manufacture products that are custom-tailored to their needs. Vacuum pump manufacturing requires expertise in high precision machining and sophisticated quality controls. The Company, which is International Organization of Standardization ("ISO") 9001 certified, employs a wide variety of computer-aided design and manufacturing processes to achieve a high level of technical precision in its products. ISO 9001 specifies requirements for a quality management system for any organization that needs to demonstrate its ability to consistently provide products that meet customer and applicable regulatory requirements. The Company's manufacturing facility is located in Asslar, Germany.

The Company manufactures and markets approximately seventy models of high-performance turbo-molecular vacuum pumps sold at prices ranging from (euro) 2,500 to (euro) 50,000, approximatEly fifteen models of rotary vane pumps sold at prices ranging from (euro) 1,200 to (euro) 25,000, And approximately eleven models of Roots pumps sold at prices ranging from (euro) 7,000 to (euro) 90,000. Systems, instruments and vacuum components, such as flanges, gauges, valves, fittings, meters, leak detectors, diffusion pumps, diaphragm pumps, vacuum equipment, and systems for coating, as well as service and sale of spare parts complete the Company's line of products.

Pfeiffer sells its products to original equipment manufacturers as well as to end users. The Company's customers include analytical instrument manufacturers and vacuum process equipment manufacturers, research and development institutions and companies using vacuum processes in their production. The Company's customer base also provides Pfeiffer with a source of revenue from the sale of replacement parts and service maintenance. No single customer accounted for more than ten percent of the Company's sales in 1999, 2000 or 2001.

The Company has been listed on the New York Stock Exchange ("NYSE") since July 1996. All of the Company's outstanding ordinary shares (the "Ordinary Shares") were sold to the public in an initial public offering. Since April 15, 1998, the Company's Ordinary Shares have been listed on the Neuer Markt of the Frankfurt Stock Exchange.


PRINCIPAL MARKETS

The Company serves the following market segments with vacuum-technology:

      MARKET SEGMENT                           PERCENTAGE OF REVENUES
      --------------                           ----------------------
      Analytical Industry                             29%
      Research and Development                        19%
      Semiconductor Industry                          14%
      Chemical Industry                                4%
      Process Vacuum                                  24%
      Other Markets                                   10%


The Company's sales by geographic location are as follows:

                                               (EURO) (IN THOUSANDS)
                                               ---------------------
      Germany                                         72,298
      United States                                   44,254
      Rest of World                                   53,588

SEASONALITY

     The Company's business is not materially seasonal or cyclical.


RAW MATERIALS AND SUPPLIERS

     The Company purchases raw materials and merchandise from several vendors. In 2001 the Company increased its purchases from Inficon AG, located in Balzers, Liechtenstein, such that the Company's purchases from Inficon now account for approximately twenty-one percent of its cost of sales. The Company purchases primarily vacuum gauges, leak-detectors, and mass-spectrometers from Inficon. While Inficon is currently the Company's sole supplier of this classes of products, the Company has available to it multiple other suppliers from whom it may purchase these classes of products. The Company has purchased supplies from Inficon for over twenty years. In the years 1999 and 2000, no single supplier accounted for more than ten percent of the Company's purchases.


MARKETING CHANNELS

     The Company markets and services its own products, as well as a wide variety of complementary vacuum components and instruments manufactured by third parties, through its global sales and service organization comprising sales subsidiaries located in thirteen countries and exclusive marketing agents located in twenty-one additional countries. The Company's worldwide dedicated sales and service force gives it access to over 20,000 customers worldwide and enables it to respond quickly and directly to customer's needs due to geographical proximity.


DEPENDENCE OF THE COMPANY ON INTELLECTUAL PROPERTY, CONTRACTS, AND NEW MANUFACTURING PROCESSES

     The Company holds various patents and has certain patent applications pending and the Company's management believes that its business is not substantially dependent on any one particular patent. The Company is also not substantially dependent on any particular licenses; industrial, commercial, or financial contracts; or new manufacturing processes.


MATERIAL EFFECTS OF GOVERNMENT REGULATIONS

     The Company's manufacturing operations are subject to numerous environmental laws and regulations of the German authorities in Germany. Such laws and regulations impose limitations on the discharge of pollutants into the air and water; establish standards for the treatment, storage, and disposal of solid and hazardous wastes and require remediation in certain circumstances. Pfeiffer has established and maintains an environmental management system which is ISO 14001 certified. Although the Company believes that it is in substantial compliance with all environmental regulatory requirements, there can be no assurance that the Company will not incur significant expenditures to cover environmental liabilities, to maintain compliance with current or future environmental laws and regulations or to undertake any remediation that may be required by governmental authorities.


C.   ORGANIZATIONAL STRUCTURE

     The Company has sixteen subsidiaries in the United States, Europe and Asia and exclusive marketing agents in twenty-one additional countries worldwide.

The Company's subsidiaries are:

                                                                       PERCENT
                IDENTITY AND LOCATION OF COMPANY                        OWNED
------------------------------------------------------------------     --------
Pfeiffer Vacuum Austria GmbH, Wien/Austria                              100.0%
Pfeiffer Vacuum Asia Ltd., Hong Kong/China                              100.0%
Pfeiffer Vacuum Belgium N.V., Temse/Belgium                             100.0%
Pfeiffer Vacuum France SAS, BUC Cedex/France                            100.0%
Pfeiffer Vacuum GmbH, Asslar/Germany                                    100.0%
Pfeiffer Vacuum Holding B.V., De Meern/Netherland                       100.0%
Pfeiffer Vacuum Inc., Nashua/United States                              100.0%
Pfeiffer Vacuum Italia S.p.A., RHO (Milano)/Italy                       100.0%
Pfeiffer Vacuum Ltd., Newport/Great Britain                             100.0%
Pfeiffer Vacuum Nederland B.V., De Meern/Netherland                     100.0%
Pfeiffer Vacuum Scandinavia AB, Upplands Vasby (Stockholm)/Sweden       100.0%
Janine Verwaltungs-GmbH, Stuttgart/Germany                              100.0%
Pfeiffer Vacuum (Schweiz) AG, Zurich/Switzerland                         99.4%
Pfeiffer Vacuum Korea Ltd., Yongin City, Kyungkido/South-Korea           75.5%
Memex Optical Media Solutions AG, Zuzwil/Switzerland                     75.0%
Pfeiffer Vacuum India Ltd., Secunderabad/India                           73.0%


D.   PROPERTY, PLANT AND EQUIPMENT

     The Company's manufacturing facility and corporate and sales headquarters are located on an approximately 857,000 square foot Company-owned site in Asslar, Germany. The buildings on the facility consist of owned and leased space of approximately 613,000 square feet of which the Company owns 538,000 square feet and leases 75,000 square feet from a charitable foundation. In addition, the Company leases 88,000 square feet of the space that it owns to third parties. The Company leases additional space for sales offices in various countries.

Tangible assets are carried at cost and generally depreciated using the straight-line method over the useful life of assets (three until fifteen years). The Company evaluates the carrying value of property, plant and equipment on an ongoing basis. The production facility is located in Asslar, Germany. The Company's tangible fixed assets are financed with its cash reserves.

Property, plant and equipment consist of the following:

                                                           DECEMBER 31,
                                                     2001                2000
                                                       ((EURO) IN THOUSANDS)
Land                                                    980                 980
Machinery and equipment                              44,356              42,944
Buildings and improvements                           29,514              23,082
Construction in progress                                142               2,253
Accumulated depreciation                           (44,808)            (43,421)
                                                   --------            --------
Total property, plant and equipment - net            30,184              25,838
                                                   ========            ========


The Company's production program includes vacuum pumps, vacuum equipment, vacuum systems, measurement and analysis equipment.

The Company built a new factory on its current premises in Germany to increase efficiency and production capacity. Construction began in 1999 and was completed in the year 2001. The total investment of approximately (euro) 11.6 million was financed by the Company's cash reserves. Pfeiffer also redesigned and modernized the existing production building. The research and development department and the complete administrative staff occupied this building during 2001.

Pfeiffer's quality management system has been certified under ISO 9001 since 1995. Each year, a detailed environmental and job safety report is submitted. Within the framework of this quality management system, all business processes are continuously being reviewed and enhanced.

For further information see Notes 5 and 15 to the Consolidated Financial Statements.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS


A.   OPERATING RESULTS


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Financial Statements and notes thereto included elsewhere herein.


ACCOUNTING PRINCIPLES

     The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). German law requires the Company to publish the financial statements of the individual, unconsolidated companies in accordance with the German commercial code, which represents accounting principles generally accepted in Germany ("German GAAP"). German GAAP varies in certain significant respects from U.S. GAAP. Accordingly, the Company has recorded certain adjustments, principally relating to the accounting for fixed assets, derivatives and pension benefits, in order to present the consolidated financial statements in accordance with U.S. GAAP. Based on the requirements of German law ("KAPITALAUFNAHMEERLEICHTERUNGS-GESETZ"), the Company did not prepare consolidated financial statements in accordance with German GAAP for 2001.


INFLATION

     The rates of inflation in Germany during 2001, 2000, 1999, 1998 and 1997 were 2.5%, 2.3%, 1.4%, 0.9% and 1.8%, respectively. The effects of inflation on the Company's operations have not been significant in recent years.


2001 COMPARED TO 2000

NET SALES

The Company's net sales, for the year ended December 31, 2001, were (euro) 170.1 million, a decrease of 7.9% from (euro) 184.7 million for the year ended December 31, 2000. This decrease was primarily due to lower sales in the United States, reflecting the weakness of the U.S. economy and of the global semiconductor industry. Sales of the Company's U.S. subsidiary in 2001 were
(euro) 44.6 million, a decrease of (euro) 18.4 million, or 29.2%, from (euro)
63.0 miLlion in the year ended December 31, 2000. This decrease was partly offset by an increase in sales in Germany of (euro) 1.9 million, or 2.7%, from (euro) 70.4 million in 2000 to (euro) 72.3 million in 2001. In addition, aggregate sales in Europe (excluding Germany) and the rest of the world (excluding the United States) were (euro) 54.9 million in the year ended December 31, 2001, an increase of (euro) 2.6 million, or 5.0%, from (euro) 52.3 million in the year ended December 31, 2000.

Turbo pump sales decreased significantly, by (euro) 19.7 million, or 23.5%, from
(euro) 83.7 million in 2000 to (euro) 64.0 million in 2001. Fore vacuum pumps sales decreased (euro) 1.8 million, from (euro) 24.1 million in 2000 to (euro)
22.3 million in 2001. This decrease in vacuum pump sales was partially offset by an increase in sales of vacuum instruments and components of (euro) 4.5 million, or 10.3%, from (euro) 43.5 million in 2000 to (euro) 48.0 million in 2001; an increase in sales of systems by (euro) 1.6 million from (euro) 7.4 million in 2000 to (euro) 9.0 million in 2001; and an increase of sales in service and spare parts of 3.5% from (euro) 26.0 million in 2000 to (euro) 26.9 million in 2001.

A strengthening of the U.S. Dollar against the Euro in 2001 favorably impacted the Company's net sales. The effect of changes in these exchange rates accounted for approximately (euro) 1.3 million or 0.7% of the total net sales.


ORDER-INTAKE AND ORDER-BACKLOG

Orders received by the Company decreased by (euro) 38.2 million or 19.4%, from
(euro) 196.8 million in the year ended December 31, 2000 to (euro) 158.6 million for the year ended December 31, 2001. The majority of this decrease, approximately (euro) 32.5 million, was attributable to a decrease in orders for turbo pumps received by the Company. The Company's backlog decreased by (euro)
11.0 million or 29.5%, from (euro) 37.3 million as of December 31, 2000 to
(euro) 26.3 million as of December 31, 2001. Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time generally should not be construed to represent future levels of sales and orders.


GROSS PROFIT

The Company's gross profit decreased by 7.1%, from (euro) 82.9 million in the year ended December 31, 2000 to (euro) 77.0 million in the year ended December 31, 2001. Gross margin, which is gross profit expressed as a percentage of net sales, increased from 44.9% in 2000 to 45.3% in 2001, principally as a result of decreased inventories and, consequently, lower storage costs due to better cost management in the factory.


SELLING  AND MARKETING EXPENSES

Selling and marketing expenses increased (euro) 0.7 million or 2.9% from (euro)
24.0 million in 2000 to (euro) 24.7 million in 2001. As a percentage of sales, selling and marketing expenses increased from 13.0% in 2000 to 14.5% in 2001. The Company increased its selling and marketing efforts in 2001 to minimize the impact of the downturn in the global economy.


GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased by (euro) 0.5 million, or 4.6%, from (euro) 10.9 million in the year ended December 31, 2000 to (euro) 11.4 million in the year ended December 31, 2001, primarily due to the renovation of the Company's existing building. As a percentage of sales, general and administrative expenses increased from 5.9% in 2000 to 6.7% in 2001.


RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses were (euro) 8.1 million in the year ended December 31, 2001, an increase of 6.6% from (euro) 7.6 million in the year ended December 31, 2000. As a percentage of sales, research and development expenses increased from 4.1% in 2000 to 4.7% in 2001. The Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in entering new markets and expanding its share of markets in which the Company presently competes, including increasing its sales of products to be used in the manufacturing of pre-recorded and re-writable DVDs (coating under vacuum), especially metalizers and complete DVD lines for production.

The Company expenses all research and development costs as they are incurred and anticipates that future spending on research and development will be comparable to current levels.


OPERATING PROFIT

Operating profit for the year ended December 31, 2001 was (euro) 28.2 million, a decrease of (euro) 7.3 million from (euro) 35.5 million in the year ended December 31, 2000, principally as a result of increased selling and marketing expenses and general and administrative expenses. The capitalization of the new building also led to increased depreciation costs amounting to (euro) 0.4 million for the year ended December 31, 2001.


INTEREST INCOME AND INTEREST EXPENSE

Interest income increased to (euro) 2.4 million in the year ended December 31, 2001, from (euro) 1.8 million in 2000, attributable primarily to an increase in the Company's cash and cash equivalents. Interest expense was (euro) 0.6 million in both periods.


FOREIGN EXCHANGE LOSS

Foreign exchange losses were approximately (euro) 0.6 million in 2001 as compared with (euro) 2.6 million in 2000. The Company uses forward contracts to hedge against currency exchange rate exposure on sales denominated in currencies other than the Euro. The Company's foreign exchange losses, in both 2000 and 2001, were the result of a stronger U.S. Dollar and British Pound against the Euro.


INCOME TAX EXPENSE

The Company's effective tax rate decreased from 44.0% in the year ended December 31, 2000 to 35.8% in the year ended December 31, 2001. This decrease was primarily due to a decrease in the German corporate tax rate from 40% in 2000 to 25% in 2001. In addition, the Company's decision to distribute a portion of its net income, in the form of a dividend further reduced the corporate tax burden in 2001.

In 2001, the Company generated taxable income of (euro) 19.0 million in Germany and (euro) 10.4 million outside of Germany. The Company's current tax expense decreased by 34.0% from (euro) 15.9 million in 2000 to (euro) 10.5 million in 2001 as a result of lower taxable income and the decrease in tax rates discussed above. Deferred taxes were a minor expense in 2001 ((euro) 19,000), compared with a benefit of (euro) 0.9 million in 2000. For further information see Note 12 to the Consolidated Financial Statements.


NET INCOME

Net income decreased slightly from (euro) 19.1 million in 2000 to (euro) 18.9 million in 2001, primarily as a result of the factors discussed above.


INVENTORIES

The inventories of the Company decreased by (euro) 4.1 million, or 16.7%, from
(euro) 24.5 million in the year ended December 31, 2000 to (euro) 20.4 million in the year ended December 31, 2001. Following the move into a newly constructed factory in 2000, the Company increased its inventories to (euro)
24.5 million. An increase in inventory was necessary maintaining customer delivery dates, which is an important aspect of the Company's marketing strategy. In addition, approximately (euro) 1.0 million of the increase in the year ended December 31, 2000 resulted from the acquisition of Memex Optical Media Solutions AG. Please see Item 5.C, Research and Development, Patents and Licenses, etc., for further discussion of this acquisition.


2000 COMPARED TO 1999


NET SALES

Net sales for the year ended December 31, 2000, were (euro) 184.7 million, a significant increase of (euro) 31.2 million, or 20.3%, from (euro) 153.5 million in the year ended December 31, 1999. Net sales of the Company's U.S. subsidiary increase by (euro) 19.7 million, or 45.5%, from (euro) 43.3 million in the year ended December 31, 1999 to (euro) 63.0 million in the year ended December 31, 2000, which was the largest increase that any of the Company's subsidiaries recorded. The Company's European subsidiaries, including Germany, together had net sales of (euro) 120.9 million in the year ended December 31, 2000, an increase of (euro) 11.1 million, or 10.1%, from (euro) 109.8 million in the year ended December 31, 1999. Total net sales of turbo pumps were (euro) 83.8 million in the year ended December 31, 2000, accounting for 40.1% of the increase in the Company's total sales. Roots pumps, rotary vane pumps, and dry backing pumps accounted for 36.8%, and service and spare parts accounted for 6.2%, of the increase in total sales in the year ended December 31, 2000.

The strengthening of the U.S. Dollar and British Pound against the Euro favorably impacted the Company's net sales. The effect of changes in these exchange rates accounted for approximately (euro) 9.2 million or 29.5% of the total increase in net sales. For further information on net sales by geographic regions, see Note 15 to the Consolidated Financial Statements.


ORDER-INTAKE AND ORDER-BACKLOG

Orders received by the Company were (euro) 196.8 million in the year ended December 31, 2000, an increase of (euro) 49.0 million, or 33.2%, from (euro)
147.8 million in the year ended December 31, 1999. The Company's backlog increased by (euro) 14.3 million, or 62.2%, from (euro) 23.0 million as of December, 31 1999 to (euro) 37.3 million as of December 31, 2000. Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time generally should not be construed to represent future levels of sales and orders.


GROSS PROFIT

The Company's gross profit increased 26.8% from (euro) 65.4 million in the year ended December 31, 1999 to (euro) 82.9 million in the year ended December 31, 2000. Gross margin increased from 42.6% in 1999 to 44.9% in 2000, resulting principally from an increase in the sale of higher margin products.


SELLING  AND MARKETING EXPENSES

Selling and marketing expenses increased from (euro) 21.7 million in 1999 to
(euro) 24.0 million in 2000. As a percentage of sales, selling and marketing expenses decreased from 14.1% in 1999 to 13.0% in 2000. The increase in the selling and marketing expenses resulted primarily from increased selling costs.


GENERAL AND ADMINISTRATIVE EXPENSES

The Company's general and administrative expenses for the year ended December 31, 2000 were (euro) 10.9 million, an increase of (euro) 1.2 million from (euro)
9.7 million in the year ended DeCember 31, 1999.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses decreased slightly from (euro) 7.7 million in the year ended December 31, 1999 to (euro) 7.6 million in the year ended December 31, 2000. In 2000, the Company's research and development expenses represented approximately 4.1% of total sales, as compared with 5.0% in 1999. The Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and anticipates that future spending on research and development will be comparable to current levels. The Company has invested heavily in attempting to anticipate the needs of future markets. The Company expenses all research and development costs as they are incurred.


OPERATING PROFIT

Operating profit increased by (euro) 12.6 million or 55.0% from (euro) 22.9 million in the year ended December 31, 1999 to (euro) 35.5 million in the year ended December 31, 2000, principally as a result of the increase in the Company's gross margin. As a percentage of sales, operating profit increased from 14.9% in 1999 to 19.2% in 2000.


INTEREST INCOME

Interest income increased from (euro) 1.5 million in 1999 to (euro) 1.8 million in 2000. The higher interest income resulted from relatively high average cash balances throughout 2000.


INTEREST EXPENSE

Interest expense increased from (euro) 0.1 million in the year ended December 31, 1999 to (euro) 0.6 million in the year ended December 31, 2000. In 2000, the Company was subject to a tax audit for the years 1995 through 1998, resulting in higher tax payments for the year 1995 and lower tax payments for the years 1996 through 1998. Interest amounting to approximately (euro) 0.3 million accounted for a portion of the higher tax payments for the 1995 tax year.


FOREIGN EXCHANGE LOSS

Foreign exchange losses consist primarily of losses in connection with accounts-receivable balances denominated in U.S. Dollars and British Pounds and unrealized losses of foreign currency forward contracts to hedge anticipated product sales denominated in foreign currencies.


INCOME TAX EXPENSE

The Company recorded income taxes of (euro) 15.0 million in the year ended December 31, 2000 and (euro) 10.5 million in the year ended December 31, 1999. The Company's effective tax rate was 44.0% in both 1999 and 2000.


NET INCOME

Net income increased 43.6% to (euro) 19.1 million in 2000 compared to (euro)
13.3 million in 1999, as a result of the factors discussed above.


INVENTORIES

Inventories increased by (euro) 5.5 million from (euro) 19.0 million as of December 31, 1999 to (euro) 24.5 million as of December 31, 2000. This increase, primarily in finished products, resulted from increased sales in 2000. In the fourth quarter of 2000, the factory and the shipping department moved into a new building. Because maintaining customer delivery dates is an important aspect of the Company's marketing strategy, an increase of the inventories was necessary in connection with the move. In addition, approximately (euro) 1.0 million of the increase is attributable to the acquisition of Memex Optical Media Solutions AG. Please see Item 5. C, Research and Development, Patents and Licenses, etc., for further discussion of this acquisition.


B.   LIQUIDITY AND CAPITAL RESOURCES

     The Company's business has historically generated sufficient cash to fund the Company's operations, including its working capital requirements, capital expenditures and debt repayments. Net cash provided by operating activities decreased 17.6%, from (euro) 25.5 million in the year ended December 31, 2000 to
(euro) 21.0 million in the year ended December 31, 2001. The decrease is attributable primarily to a reduction of accrued other liabilities and the payment of tax liabilities, offset partially by better accounts receivable management and decreased inventories. Capital expenditures decreased from (euro)
13.7 million in 2000 to (euro) 9.1 million in 2001, primarily due to the completion of the new factory. The decrease in the net cash flow in financing activities reflects, in part, the higher dividend payment to the shareholders in 2001. In addition, the proceeds from a loan made to the Company by Kreditanstalt fur Wiederaufbau fell from approximately (euro) 6.1 million in 2000 to approximately (euro) 2.9 million in 2001. This loan, which had an outstanding principal amount of approximately (euro) 10.3 million, as of December 31, 2001, provides financing for specific research and development projects. The loan bears interest at a fixed annual rate of 4.25%. Quarterly payments of principal and interest are due March 31, 2002 through September 30, 2009.

Principal payments on the loan as of December 31, 2001 will be as follows:

                                                           ((EURO) IN
                                                            THOUSANDS)
                                                           -----------
     2002 ................................................    1,291
     2003 ................................................    1,291
     2004 ................................................    1,291
     2005 ................................................    1,291
     2006 ................................................    1,291
     Thereafter ..........................................    3,873
                                                              -----
     Total ...............................................   10,328
                                                             ======

The Company's working capital is sufficient for its present requirements.

An aggregate dividend of approximately (euro) 4.3 million was approved and paid in 2001. A similar dividend ((euro) 0.75 per share) has been proposed and is expected, upon final approval by the Supervisory Board and the shareholders of the Company, to be paid in 2002.

Short-term overdraft facilities are available to the Company under which it and its subsidiaries may borrow up to (euro) 19.4 million. As of December 31, 2001, the Company had (euro) 9.1 million of its overdraft facilities available. Substantially all of the facilities are denominated in Euro.

In 2001, the Company completed construction of a new factory on its premises in Germany, designed to increase efficiency and production capacity. The total capital expenditure amounted to approximately (euro) 11.6 million. The project was financed by the Company's cash reserves.

The Company had 4,400 outstanding convertible bonds with an aggregate principal amount of approximately (euro) 0.6 million, bearing annual interest of six percent. The bonds are convertible into the Company's ordinary shares upon payment of a conversion price. The latest date at which holders of the bonds may convert them is December 9, 2005. For further information see Note 8 to the Consolidated Financial Statements.

Other than solvency requirements, there are no legal restrictions on the transfer of funds by the Company's subsidiaries. The subsidiaries are legally independent enterprises, financing their cash obligations through their business activities.


C.   RESEARCH AND DEVELOPMENT, PATENTS, AND LICENSES, ETC.

     The Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in attempting to develop and improve products to satisfy the demands of its customer. In addition, the Company has invested to increase its market share in markets in which the Company presently competes and to enter new markets. For example, the Company has incurred significant research and development expenses to increase its share of the market for equipment and other products that may be used in the production of rewritable DVDs. Through its subsidiary Memex Optical Media Solutions AG, acquired in 2000, the Company conducts research and development in the area of systems used in the coating process for the production of re-writable DVDs.

The Company spent approximately (euro) 7.7 million, (euro) 7.6 million and
(euro) 8.1 million on Research and development in the years ended December 31, 1999, 2000 and 2001, respectively.


D.   TREND INFORMATION

     The economies of most industrial countries particularly the United States and in Europe, experienced either minimal growth or a downturn in 2001. There is still uncertainty about the economic recovery in the United States and the rest of the world. The Company expects that its performance and results of operations will be affected by general economic conditions in the United States, Germany, and the rest of the world.

The volatile semiconductor industry recorded a decrease in sales by approximately 33% in the year ended December 31, 2001 from the year ended December 31, 2000. The semiconductor industry accounts for approximately forty percent of sales in the global vacuum product market. The Company's management believes that the Company has opportunities to expand its sales activities in other market segments such as those supplying the analytical, chemical, biotechnology, glass coating, medicine, microscopy, pharmaceuticals, process technology, and tool coating industries.

In 2001, the Company completed construction of a new factory in Germany. As a result, the Company's production capacity has increased. The Company expects to utilize this increased capacity which may result in lower per-unit costs.

As noted in the section entitled "2001 compared to 2000" and "2000 compared to 1999" in Item 5.A., "Operating Results", the Company experienced a temporary increase in its inventories in 2000 in connection with the construction of its new facility. After the move into the new facility the Company substantially decreased its inventories. Please refer to Item 5.A. for more information.

The Company does not believe that other material upward or downward trends exist with respect to production, sales, the state of order books, costs, and selling prices.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES


A.   DIRECTORS AND SENIOR MANAGEMENT


GENERAL

     In accordance with the German Stock Corporation Law (AKTIENGESETZ), the Company has a Supervisory Board (AUFSICHTSRAT) and a Management Board (VORSTAND). The two boards are separate, and no individual may be a member of both boards of the Company at the same time.

The Management Board is responsible for managing the day-to-day business of the Company in accordance with applicable laws, the Articles of Association (SATZUNG) of the Company and the Internal Rules of Procedure (GESCHAFTSORDNUNG) of the Company.

The principal function of the Supervisory Board is to supervise the Management Board. It is also responsible for appointing and removing the members of the Management Board. In addition to the requirements of the German Stock Corporation Law, the Articles of Association or the Supervisory Board may provide that certain major or unusual transactions, for example, those involving large capital expenditures or decisions regarding the strategy of the Company, require the prior consent of the Supervisory Board. The Supervisory Board is not, however, involved in the day-to-day business of the Company.

In carrying out their duties, both the members of the Management Board and the members of the Supervisory Board must exercise the standard of care of a diligent and prudent businessperson. In complying with this standard of care, the members of both the Supervisory Board and the Management Board must take into account a broad range of considerations, including the interests of the Company and its shareholders, employees and creditors.


MANAGEMENT BOARD (VORSTAND)

     The Management Board of the Company presently consists of two members (the total number is determined from time to time by the Supervisory Board) who are appointed by the Supervisory Board in accordance with the German Stock Corporation Law. Pursuant to the Articles of Association of the Company, any two members of the Management Board, or one member of the Management Board and the holder of a special power of attorney (PROKURA), may bind the Company.

The Management Board must report regularly to the Supervisory Board, in particular, on proposed business policy, budgets and strategy, profitability and on the current business of the Company as well as on any exceptional matters that arise from time to time. The members of the Management Board are appointed by the Supervisory Board for a term of up to five years. They may be re-appointed or have their term extended for one or more terms of up to five years. The normal retirement age for members of the Management Board is sixty-five, though it is possible for a member of the Management Board to continue in office beyond this age with the approval of the Supervisory Board.

Under certain circumstances, such as a serious breach of duty or a bona fide vote of no confidence by the shareholders, a member of the Management Board may be removed by the Supervisory Board prior to the expiration of such term. A member of the Management Board may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and the Company.

According to the Articles of Association of the Company, decisions of the Management Board are approved by a simple majority of the votes. In the event of a tie, the Chairman of the Management Board (VORSTANDS-

VORSITZENDER) or, in his absence, the Deputy Chairman, has the deciding vote. Currently, no Deputy Chairman of the Management Board has been appointed.

The present members of the Management Board of the Company are as follows:


WOLFGANG DONDORF

      Wolfgang Dondorf (age 58), Chairman of the Management Board, was appointed Managing Director of the Company in July 1994 and has been a member of the Management Board since 1996 for a five-year term, renewed in 2001. From 1989 to 1994, Mr. Dondorf served as Managing Director of King Plastic GmbH, a plastic components manufacturing company. He has also served as Managing Director of Pulsotronic GmbH from 1982 to 1989, Starkstrom Gummersbach GmbH from 1979 to 1982, and Sprague Electric Inc. from 1971 to 1979. Mr. Dondorf received a master's degree in electrical engineering from RWTH Aachen.


WILFRIED GLAUM

      Wilfried Glaum (age 55), who joined the Company in 1972, was appointed Manager of Finance, Controlling, and Administration in July 1994. He has served as a member of the Management Board since 1996 for a five-year term, renewed in 2001. Mr. Glaum served as Manager of Logistics and the Purchasing Department of the Company from 1985 to 1991 and as Manager of Controlling from 1992 to 1993. Mr. Glaum received a bachelor's degree in business administration from Berufsfortbildungswerk des DGB Dusseldorf.


SENIOR OFFICERS (PROKURISTEN)

      Manfred Bender (age 36), who graduated with a degree in business economics (Dipl.-Betriebswirt) from Fachhochschule Giessen-Friedberg, joined the Company in 1998. He is responsible for the Finance and Controlling Department. In August 2001 the Management Board granted Mr. Bender a special power of attorney (Prokura), which grants him the authority to bind the Company with any member of the Management Board. Before 1998, he served as Controller, Internal Auditor and IT-Manager for Schunk GmbH, a multinational industrial group.


SUPERVISORY BOARD (AUFSICHTSRAT)

      In accordance with the Company's Articles of Association, the Supervisory Board consists of six members, four of whom are elected by the shareholders at a general meeting in accordance with the provisions of the German Stock Corporation Law, and two of whom are elected by the employees in accordance with the Labor-Management-Relations Act (BETRIEBSVERFASSUNGSGESETZ) (1952).

A member of the Supervisory Board elected by the shareholders may be removed by the shareholders by a majority of the votes cast at a general meeting of shareholders or for cause by court order of the municipal court (AMTSGERICHT) upon motion by a simple majority of the members of the Supervisory Board. Upon request of the Works Council or at least twenty percent of the employees entitled to elect members of the Supervisory Board, a member of the Supervisory Board elected by the employees may be removed by at least three-quarters of the votes cast by the employees entitled to vote. In addition, such member may be removed for cause by a court order of the municipal court upon motion by a simple majority of the members of the Supervisory Board. The Supervisory Board appoints a Chairman and a Deputy Chairman from among its members. At least half the members of the Supervisory Board must be present to constitute a quorum. Resolutions are passed by a simple majority of the Supervisory Board.

The members of the Supervisory Board are each elected for a term of five years (the term expires at the end of the general meeting of shareholders in which the shareholders discharge the Supervisory Board member for the fourth fiscal year following the year in which such member was elected). The terms of the current members of the

Supervisory Board will end as of the date of the General Shareholder Meeting to be held within the first eight months of the year 2006.

The following individuals are members of the Supervisory Board:

NAME                             AGE    PRINCIPAL OCCUPATION
----                            ----    ---------------------
Dr. Michael Oltmanns             45     Lawyer and tax consultant

Michael J. Anderson              44     Managing Director of Bank of America
                                        Securities, London

Prof. Dr. Klaus-Jurgen Kugler    51     Professor

Gotz Timmerbeil                  34     Certified public accountant and tax
                                        consultant

Gunter Schneider                 58     Member of the Pfeiffer Vacuum Works
                                        Council, elected by the employees

Edgar Keller                     46     Member of the Pfeiffer Vacuum Works
                                        Council, elected by the employees


B.   COMPENSATION

     The aggregate amount of compensation paid by the Company during the year ended December 31, 2001 to all members of the Supervisory Board and the Management Board of the Company, as a group, for services in all capacities, was
(euro) 0.9 million. The aggregate amount set aside or accrued by the Company during the year ended December 31, 2001 to provide pension, retirement or similar benefits for all members of the Supervisory Board and the Management Board of the Company, as a group, was (euro) 0.4 million.

For a description of the Company's pension plans see Note 9 to the Consolidated Financial Statements.


C.   BOARD PRACTICES

     The Company has entered into service agreements with both members of the Management Board. Base salaries are established based on a comparative analysis of base salaries, paid by similarly situated industrial companies. Additional annual bonuses are determined in relation to the profitability of the Company. They are expressed as a percentage of base salary and may be adjusted, upward or downward, based on the profitability of the Company.

Mr. Gunter Schneider and Mr. Edgar Keller, two members of the Supervisory Board, also have employment contracts with the Company, in their capacity as employees. Mr. Schneider and Mr. Keller were elected by the Company's employees to the Supervisory Board in accordance with the Labor Management Relations Act (BETRIEBSVERFASSUNGSGESETZ) (1952). Their employment contracts are standard-form contracts governed by the terms of a collective wage agreement between the labor union representing certain of the Company's employees and an employer's association representing the Company and other companies in the industry. As stipulated in the collective wage agreement, there are no benefits payable to Mr. Schneider or Mr. Keller upon termination of their employment contracts. Please see Item 6.D below for more information about the collective wage agreement.

The Company has not entered into any other service contracts with any other members of its Supervisory Board.

See also Item 6. A. Directors and Senior Management.


D.   EMPLOYEES

     As of December 31, 2001, the Company employed 793 people, 585 of which are in Germany and 208 of which are in other countries. In Germany, employment agreements for employees below management level are generally collectively negotiated between the regional association of the companies within a particular industry and the respective unions. The current agreement for "metal workers", which covers most of the Company's employees, went into effect on March 1, 2000 and is effective through February 28, 2002. Negotiations on a new agreement are expected to take place over the next few months. The term of the current agreement will govern the Company's relations with its metal workers until the new agreement takes effect. Employees at the Asslar facility are represented by a works council. The Company has not experienced any work stoppages during the last ten years. The Company considers its labor relations to be good.


CONVERTIBLE BONDS


FIRST MANAGEMENT/STAFF PARTICIPATION PROGRAM

     On July 15, 1996, the Company issued (euro) 1.5 million in convertible bonds to members of management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. Each convertible bond with a principal amount of (euro) 511 was convertible into two hundred ordinary shares of the Company upon payment of a specified conversion price. The convertible bonds bore interest at 6% per annum and could be redeemed at 100% of their principal amount on July 14, 2001, unless previously converted. The bonds were mandatorily repurchased in the case of termination of employment of the bondholder.

The Company had financed the employees' purchase of these convertible bonds with an interest bearing loan. The loans were repaid at the execution of conversion rights and were classified as other long-term assets in the balance sheet.

As of December 31, 2001, 239 convertible bonds with a par value of (euro) 122,199 were repurchased from employees voluntarily exiting the plan. The respective loans receivable were likewise repaid.

In July 2001, all bonds under this program were called in and converted. During 2001 bondholders converted 857 bonds with an aggregate principal value of (euro) 438,177 into 171,400 non-par value ordinary shares. The shareholder's contribution, amounting to (euro) 637,307, is included in the additional paid-in capital.


SECOND MANAGEMENT/STAFF PARTICIPATION PROGRAM

     In July 2000, the Company began a second management/staff participation program. Members of the management and employees of the Company and its subsidiaries purchased 4,400 new convertible bonds. During the term of the bonds, each convertible bond with a par value of (euro) 128 may be converted into fifty bearer, non-par value ordinary shares of the Company upon payment of a conversion price. Each holder of new convertible bonds may convert up to 30% beginning July 10, 2002, up to 60% beginning July 10, 2003, and up to 100% beginning July 10, 2004, subject to certain closed periods. The last date on which holders of the bonds may convert them is December 9, 2005.

The bonds bear annual interest at a rate of 6% up to the time of conversion and will be redeemed at December 10, 2005 at 100% of their principal amount, unless previously converted. The bonds must be repurchased upon termination of employment. Employees had the option of financing the purchase of the new convertible bonds with an interest bearing loan from the Company. All employee loans must be repaid at the time of conversion and are classified as other long-term assets in the balance sheet.


E.   SHARE OWNERSHIP

     The following table includes certain information known to the Company with respect to beneficial ownership of the Company's Ordinary Shares as of December 31, 2001 by all members of the Supervisory Board and the Management Board:

                                   IDENTITY OF                                  PERCENT OF
     TITLE OF CLASS              PERSON OR GROUP               AMOUNT OWNED        CLASS
----------------------    --------------------------------     ------------     ----------
                          MANAGEMENT BOARD

    Ordinary Shares       Dondorf, Wolfgang                        56,000          0.6%
          ADRs            Dondorf, Wolfgang                           200          0.0%
    Ordinary Shares       Glaum, Wilfried                          34,185          0.4%
          ADRs            Glaum, Wilfried                             200          0.0%

                          SUPERVISORY BOARD

    Ordinary Shares       Dr. Oltmanns, Michael                       100          0.0%
    Ordinary Shares       Anderson, Michael J.                          0          0.0%
    Ordinary Shares       Prof. Dr. Kugler, Klaus-Jurgen                0          0.0%
    Ordinary Shares       Timmerbeil, Gotz                              0          0.0%
    Ordinary Shares       Keller, Edgar                                 0          0.0%
    Ordinary Shares       Schneider, Gunter                            80          0.0%


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


A.   MAJOR SHAREHOLDERS

     As of December 31, 2001 Capital Group International, Inc. beneficially owned 394,610 ordinary shares of the Company, which is equal to 4.5% of the total number of the Company's outstanding ordinary shares. Capital Group International, Inc. beneficially owned 682,910 shares of the Company, or 7.9%, as of December 31, 2000, and 880,900, or 10.4%, as of December 31, 1999. Capital Group International, Inc. has the same voting rights as any other holder of the Company's ordinary shares.

To the best knowledge of the Company, it is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any natural or legal persons, severally or jointly. The Company believes that, as of December 31, 2001, it had approximately five record owners of ADRs in the United States, including Capital Group International, Inc. Approximately six percent of the capital stock of the Company is beneficially owned by holders of ADRs. The underlying ordinary shares of the Company are held of record by the Depositary, on behalf of the ADR holders.


B.   RELATED PARTY TRANSACTIONS

     The Company did not enter into any transaction with related parties in the year ended December 31, 2001, and is not presently proposing to enter into any transactions with related parties, that are material either to the Company or any related party, or that are unusual in their nature of conditions. In addition, as of December 31, 2001, there are no loans outstanding that the Company has made to any related parties.


C.   INTERESTS OF EXPERTS AND COUNSEL

Not applicable.



ITEM 8. FINANCIAL INFORMATION


A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.


LEGAL PROCEEDINGS

     In the normal course of business, the Company is subject to various legal proceedings and claims. The Company believes that the ultimate outcome of these matters will not have a material effect on its financial condition or results of operations.


POLICY ON DIVIDEND DISTRIBUTIONS

     The Management Board proposes dividends based on Pfeiffer Vacuum Technology AG's year-end unconsolidated financial statements. Aggregate dividends of (euro)
0.56 and (euro) 0.72 Per ordinary share were approved and paid in 2000 and 2001, respectively. A similar dividend of (euro) 0.75 per ordinary share has been proposed and is expected, upon final approval by the Supervisory Board and the shareholders of the Company, to be paid in 2002. The Company has declared an annual dividend since 1998.

B.   SIGNIFICANT CHANGES

In January 2002, the Company acquired from the bankruptcy trustee of Multimedia Machinery GmbH fixed and intangible assets for a purchase price of approximately
(euro) 2.4 million. The Company also hired forty-five former employees of Multimedia Machinery.


ITEM 9.    THE OFFER AND LISTING

Items 9.A.1-3, and 5-7, B, D, E, and F are not applicable.


A.   OFFER AND LISTING DETAILS

4.   MARKET PRICE INFORMATION

TRADING OF ADRS ON THE NEW YORK STOCK EXCHANGE

     The table below sets forth, for the periods indicated, the high and low closing sales prices in U.S. dollars for the ADRs on the NYSE, as reported on the NYSE Composite Tape.

                                                              PRICE PER ADR
                                                          -----------------------
                                                          HIGH              LOW
                                                          ----              ---
                                                                     ($)
1996 (beginning July 16) .................................18.25            11.50

1997......................................................23.80            11.55

1998......................................................63.48            17.68

1999......................................................50.13            23.00

2000
    First Quarter ........................................48.38            25.25
    Second Quarter........................................42.88            37.50
    Third Quarter ........................................46.00            36.50
    Fourth Quarter .......................................42.00            34.13

2001
    First Quarter ........................................48.00            32.50
    Second Quarter........................................43.95            32.00
    Third  Quarter .......................................36.00            22.50
    Fourth Quarter........................................36.40            28.50




                                                              PRICE PER ADR
                                                          -----------------------
                                                          HIGH              LOW
                                                          ----              ---
                                                                     ($)
    Month of July.........................................35.00            31.05
    Month of August.......................................36.00            31.91
    Month of September....................................32.25            22.50
    Month of October......................................31.80            28.50
    Month of November.....................................36.40            29.55
    Month of December.....................................35.75            31.00

2002
    Month of January......................................34.65            30.80


On January 31, 2002, the closing sales price per ADR on the NYSE as reported on the NYSE Composite Tape was $ 31.05.


TRADING OF ORDINARY SHARES ON THE NEUER MARKT

     The Ordinary Shares are listed and principally traded outside the United States on the Neuer Markt of the Frankfurt Stock Exchange, where high and low closing sales prices have been expressed in Euro since January 1, 1999. The prices for the year 1998 are based on the exchange from DM to Euro at the fixed official rate of 1.95583 DM per Euro.

The table below presents, for the periods indicated, the high and low closing sales prices in Euro for the Ordinary Shares on the Neuer Markt, based on the exchange from Euro to U.S. dollars at the Noon (Buying) Rate, in each case as in effect on the last trading day of the periods presented.

                                                   Price per Ordinary Share
                              -------------------------------------------------------------------
                                         HIGH              LOW             HIGH              LOW
                                         ----              ---             ----              ---
                                       (euro)           (euro)                $                $
1998 (since April 15):
    Second Quarter                      55.37            41.93            60.05            45.48
    Third Quarter                       54.50            29.65            63.82            34.72
    Fourth Quarter                      44.48            28.63            52.19            33.59

1999:
    First Quarter                       46.50            33.30            49.95            35.77
    Second Quarter                      40.00            31.30            41.29            32.31
    Third Quarter                       38.50            31.70            41.06            33.81
    Fourth Quarter                      31.80            23.70            38.90            23.76

2000:
    First Quarter                       46.58            24.68            44.41            23.53
    Second Quarter                      46.48            38.75            44.50            37.10
    Third Quarter                       50.40            41.00            45.03            37.88
    Fourth Quarter                      47.00            39.50            43.73            33.20




                                                   Price per Ordinary Share
                              -------------------------------------------------------------------
                                         HIGH              LOW             HIGH              LOW
                                         ----              ---             ----              ---
                                       (euro)           (euro)                $                $
2001:
    First Quarter                       51.36            35.40            45.28            31.21
    Second Quarter                      49.19            37.47            41.72            31.78
    Third Quarter                       40.60            24.40            35.58            22.37
    Fourth Quarter                      40.50            30.00            36.03            27.16

    Month of July                       40.60            36.22            35.58            31.74
    Month of August                     39.60            35.80            36.32            32.84
    Month of September                  36.55            24.40            33.52            22.37
    Month of October                    36.00            30.00            32.59            27.16
    Month of November                   40.50            33.05            36.03            29.40
    Month of December                   40.20            34.25            35.46            30.21

2002:
    Month of January 2002               39.50            35.20            34.11            30.40


On January 31, 2002, the closing sales price per Ordinary Share on the Neuer Markt of the Frankfurt Stock Exchange, as reported by Deutsche Borse was (euro) 36.20.

The average daily volume of Ordinary Shares traded on Neuer Markt at the Frankfurt Stock Exchange during 2001 was 26,780. Such number is based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange.


C.      MARKETS


GENERAL

     The Company's Ordinary Shares have been listed on the Neuer Markt of the Frankfurt Stock Exchange since April 15, 1998. On July 1, 1999 the Neuer Markt introduced the "NEMAX 50" index, which contains fifty selected companies from the Neuer Markt. The shares of Pfeiffer Vacuum Technology AG have been included in this index since its introduction. As of January 31, 2002, 340 companies are listed on the Neuer Markt.

ADRs, each representing one Ordinary Share, are listed on the New York Stock Exchange and trade under the symbol PV. The depository for the ADRs is the Bank of New York (the "Depositary"). The ADRs also trade on the Berliner Freiverkehr, as well as the Stuttgart Freiverkehr, the Frankfurt Freiverkehr, the Dusseldorf Freiverkehr and the Hamburg Freiverkehr in Germany.

All Ordinary Shares have been issued in bearer form.

ITEM 10.   ADDITIONAL INFORMATION


A.      SHARE CAPITAL

Not applicable.


B.      MEMORANDUM AND ARTICLES OF ASSOCIATION


REGISTRATION, OBJECTS AND PURPOSES OF THE COMPANY

     Pfeiffer Vacuum Technology AG is a stock corporation (AKTIENGESELLSCHAFT) organized under the Stock Corporation Law (AKTIENGESETZ) of the Federal Republic of Germany. The Company's registered office is in Asslar and it is registered in the commercial register of the local court of Wetzlar under the number HR B 44.

According to section 2 of its Articles of Association, the objects and purposes of the Company are the development, planning, design, manufacture, application, sale and distribution of technical apparatuses and equipment, especially those incorporating the "Pfeiffer Vacuum Technology" and marketed under the "Pfeiffer" trademark, as well as the participation in domestic and foreign enterprises.


DIRECTORS

     The Company has a two-tier board structure consisting of a Management Board and a Supervisory Board (see Item 6.A. Directors and Senior Management).

A member of the Management or Supervisory Board may not vote on proposals, arrangements or contracts in which that member has a material interest pursuant to general principles of German law applicable to corporate bodies.

The compensation of members of the Management Board is determined by the Supervisory Board (section 87 (1) of the German Stock Corporation Law). According to section 11 of the Company's Articles of Association, the General Shareholders' Meeting determines the compensation of the members of the Supervisory Board.

The Company may make loans to members of its Management Board and their family members only pursuant to a resolution of the Supervisory Board if the loan exceeds the amount of the Management Board member's monthly compensation (section 89 of the German Stock Corporation Law). Company loans to members of its Supervisory Board and their family members require the consent of the Supervisory Board (section 115 of the German Stock Corporation Law).

Membership of the Management and Supervisory Board is not limited by any age limit requirement. Membership ends at the end of the period for which a member was appointed.

Management and Supervisory Board members are not required to hold any shares in the Company while in office.


ORDINARY SHARES

     The Company has issued a single class of Ordinary Shares without par value, all of which have been issued in the form of bearer shares.

The form and content of share certificates as well as that of dividend and renewal coupons are determined by the Management Board with the consent of the Supervisory Board. The Company may combine several individual shares into one or more share certificates, which document or documents then represent several shares ("global-share certificates"). Shareholders are not entitled to the issuance of individual share certificates subject to the requirements of any stock exchange on which shares may be listed.

Under the German Stock Corporation Law (section 186 (1)), an existing shareholder in a stock corporation has a preferential right to subscribe for issues by such corporation of shares, debt instruments convertible into shares, debt instruments with warrants attached and participating debt instruments in proportion to the shares held by such shareholder in the existing share capital of such corporation. The German Stock Corporation Law provides that this preferential right can only be excluded in certain limited circumstances and in the same shareholder resolution authorizing the capital increase (section 186
(3)). A majority of at least three-quarters of the share capital represented at the meeting is required for the exclusion. The exclusion of pre-emptive rights is permitted with a majority of three-quarters of the share capital present if the capital increase against cash contribution (BARKAPITALERHOHUNG) does not exceed an amount of 10% of the Company's share capital (GRUNDKAPITAL) and the issue price does not significantly fall below the exchange price. Pre-emptive rights may be transferred by agreement and delivery of the coupon evidencing such rights. If the shares to which the pre-emptive rights relate are held in a clearing system, the rights may be transferred in accordance with the rules of such clearing system.

The Management Board is authorized to increase, subject to the consent of the Supervisory Board, the Company's share capital on or prior to June 5, 2005 by issuing non par value shares against cash contributions, in one or several tranches, for an amount up to (euro) 8,640,000. The shareholders will be granted a pre-emptive right. The Management Board is authorized to exclude, subject to the consent of the Supervisory Board, fractional shares from the pre-emptive right. The Management Board is authorized to increase, subject to the consent of the Supervisory Board, the Company's share capital on or prior to June 5, 2005 by issuing new non par value shares against cash contributions, in one or several tranches, for an amount up to (euro) 2,160,000.

With the consent of the Supervisory Board, the Management Board may exclude the pre-emptive rights of the shareholders in order to be able to issue the new shares in an overall nominal amount of up to (euro) 1,660,000 at an issue price that is not substantially below the stock exchange price or to be able to issue the new shares in a nominal amount of up to (euro) 500,000 to employees.

If the Management Board does not exercise its authority to exclude the pre-emptive rights, the pre-emptive rights of the shareholders may be excluded, with the consent of the Supervisory Board, for fractional shares only.

The share capital has been conditionally increased by up to (euro) 1,152,000 through the issuance of up to 450,000 non par value bearer shares, to be issued upon conversion of the convertible bonds issued in June 2000. The conditional capital increase will be implemented only insofar as the holders of the convertible bonds actually convert them. The new shares will participate in the profits for the entire fiscal year in which the right to convert is exercised.

Shareholders share in the Company's profits pro rata in accordance with their holding of Ordinary Shares in the Company (section 60 German Stock Corporation
Law). However, the Company may decide on a different profit participation of new shares issued following a capital increase (section 5 (4) of the Articles of Association of the Company). Shareholders participate in the Company's profits in the form of dividends.

Dividends are paid following approval by shareholders at the annual general meeting of shareholders. Dividends are paid upon presentation of the relevant dividend coupon (DIVIDENDENSCHEIN) to the Company or the paying agent or agents appointed from time to time by the Company. If the Ordinary Shares which are entitled to dividend payments are held in a clearing system, the dividends will be paid in accordance with the rules of such clearing system. Notice of the dividends paid and appointment of the paying agent or agents for this purpose will be published by the Company in the German Federal Gazette (BUNDESANZEIGER).

The shareholders vote on a recommendation made by the Management Board and Supervisory Board as to the amount of dividend which should be paid. Under German law, dividends are payable from balance sheet profits (BILANZGEWINN). In determining the annual financial statements (including the balance sheet profit), the

Management Board and the Supervisory Board are, in accordance with German law, required to appropriate a certain portion of the Company's annual surplus (JAHRESUBERSCHUSS) to reserves until such "statutory" reserves amount in the aggregate to 10% of the Company's share capital. In addition, the Management Board and the Supervisory Board may appropriate up to 50% of the Company's annual surplus (after deduction of any loss carried forward and after appropriation to "statutory" reserves) to voluntary reserves. Further, pursuant to section 16 of the Company's Articles of Association, the remaining 50% of the Company's annual surplus may also be appropriated to voluntary reserves, unless the voluntary reserves exceed or would exceed (after appropriation) 50% of the Company's share capital. Thus, the balance sheet profit available for payment as a dividend is reduced by the aggregate amount of any such appropriation.

Each Ordinary Share entitles the holder thereof to one vote at general meetings of the shareholders of Company. Resolutions are passed at general meetings of the shareholders of the Company by a majority of the votes cast, unless a higher vote is required by mandatory law. The German Stock Corporation Law requires that, among others, the following significant resolutions be passed by a majority of the votes cast and at least 75% of the capital represented in connection with the vote taken on such resolution: change of corporate purpose, issues of preferred non-voting shares, certain capital increases, capital decreases, a dissolution of the Company, a merger of the Company into or a consolidation of the Company with another stock corporation, a split off or spin off, a transfer of all of the Company's assets, conclusion of enterprise agreements (UNTERNEHMENSVERTRAGE), in particular the inclusion of subsidiaries under contractual domination (Beherrschungsvertrage) and profit and loss pooling (GEWINNABFUHRUNGSVERTRAGE), change of the Company's corporate form and the elimination of pre-emptive rights.

Members of the Supervisory Board are not reelected at staggered intervals. They are elected by the General Shareholders' Meeting for periods not exceeding five years and may be replaced during a term only for the remainder of that term. Members of the Management Board are appointed by the Supervisory Board for periods not exceeding five years and a staggered reelection is possible, but cumulative voting does not take place.

In accordance with the German Stock Corporation Law (section 271), upon a liquidation of the Company, liquidation proceeds remaining after paying off all of the Company's liabilities would be distributed among holders of Ordinary Shares in proportion to the total nominal value of the shares held by each holder. Distribution of liquidation proceeds may not occur until the first anniversary of the third publication of the liquidation in the Federal Gazette.

The Articles of Association of the Company do not permit the redemption of shares. However, the Company may redeem shares in lieu of an ordinary capital decrease pursuant to the German Stock Corporation Law (sections 237-239).

The Articles of Association of the Company do not include sinking fund provisions.

Shareholders are not liable to further capital calls by the Company in the form of capital increases or otherwise.

Pursuant to the German Stock Corporation Law (section 53a) discrimination of shareholders is prohibited and the Articles of Association of the Company do not contain provisions that discriminate against shareholders with substantial shareholdings.


CHANGE OF SHAREHOLDERS' RIGHTS

     Amendments of the Articles of Association may be proposed either jointly by the Supervisory Board and the Management Board or by a shareholder or group of shareholders holding a number of Ordinary Shares having, in the aggregate, a minimum nominal value of (euro) 0.5 million. A resolution amending the Articles of Association must be passed by a majority of the votes cast and at least a majority of the nominal capital represented at the meeting of shareholders at which the resolution is considered, unless the German Stock Corporation Law requires that the resolution be passed by at least three-quarters of the nominal capital represented at the meeting as described earlier in this Item 10.B.

GENERAL SHAREHOLDERS' MEETING

     A general meeting of the shareholders of the Company may be called by the Management Board or the Supervisory Board. Shareholders holding in the aggregate at least 5% in nominal value of the Company's issued share capital may request the calling of a general meeting for a specific purpose. The right to attend and vote at a shareholders' meeting is only accorded to those shareholders who deposit their shares with the Company, with a German notary, with a bank serving as a depositary for such securities or at any other place of deposit specified in the notice of the general meeting, until the end of the meeting. Shares are also deemed to have been deposited if, with the consent of a depositee, they are blocked in the bank account in which they are held until the end of the general meeting. In order to exercise the right to attend and vote at the general meeting shareholders must provide the Company at the general meeting with appropriate documentation which evidences the deposit of Ordinary Shares as described above. Following such deposit of Ordinary Shares or the blocking of the account in which they are held, a holder of Ordinary Shares may still sell or otherwise dispose of such holder's Ordinary Shares; provided, however, that any voting instructions such shareholder may have given with respect to such Ordinary Shares will be invalidated and any admission cards such shareholder may have received that would entitle such shareholder to attend and vote at the meeting must be returned to the deposit bank or the Company unless the buyer of such Ordinary Shares authorizes the seller to vote in his own name. Notice of shareholder meetings must be published in the Federal Gazette (Bundesanzeiger) at least one month prior to the last day on which the shares must be deposited, which is required by the Articles of Association to be not later than the seventh business day prior to the date of the general meeting.

Although notice of each shareholder meeting (whether for the annual general meeting or an extraordinary meeting) is required to be given as described above, neither the German Stock Corporation Law nor the Articles of Association have any minimum quorum requirement applicable to such meetings.


LIMITATIONS ON THE RIGHT TO OWN SECURITIES

     German law or the Company's Articles of Association do not limit the right of Non-residents or foreign owners to hold or vote the Ordinary Shares or the ADRs .


PROVISIONS THAT WOULD DELAY A CHANGE IN CONTROL

     The Company's Articles of Association do not contain provisions that would have the effect of delaying, deferring or preventing a change in control of the Company.


NOTIFICATION REQUIREMENTS

     Under the German Stock Corporation Law, any enterprise (Unternehmen) owning shares in the Company must notify the Company without delay, inter alia, if the aggregate number of shares held by it (or any enterprise connected with it) exceeds or falls below a threshold of 25% to 50% of the Company's share capital. For the purposes of this notice requirement, shares owned by an enterprise include shares owned by another enterprise that is directly or indirectly controlled by the first enterprise and shares held by another person on behalf of the first enterprise or the controlled enterprise. Failure to notify the Company will, for as long as such failure continues, disqualify the shareholder from exercising any rights attaching to the Ordinary Shares (e.g., voting rights and dividends). In addition, in the event that the Company's Ordinary Shares are listed on a European stock exchange, under the Securities Trading Act (Wertpapierhandelsgesetz) any person who reaches, exceeds or falls below 5%, 10%, 25%, 50% or 75% of the voting rights in a company listed on any European stock exchange, whether by acquiring or disposing of shares or otherwise, shall forthwith, and at the latest within seven calendar days, inform the Company and the Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel) in writing that such person has reached, exceeded, or fallen below the aforesaid thresholds, the extent of such person's voting rights, and notify the Federal Supervisory Authority for Securities Trading of such person's address. Failure to notify the Company will, for so long as such failure continues, disqualify the shareholders for exercising the voting rights attached to the shares.

PROVISIONS OF GERMAN LAW THAT ARE SIGNIFICANTLY DIFFERENT FROM PROVISIONS OF US LAW

     As described in "Ordinary Shares" above, German law provides that existing shareholders of a stock corporation have a preferential right to subscribe for new shares issued by the corporation in proportion to their holding of shares in the existing share capital of the corporation. This preferential right can only be excluded in certain limited circumstances and in the same shareholder resolution authorizing the capital increase and protects shareholders from being diluted.


PROVISIONS GOVERNING CHANGES IN THE CAPITAL THAT ARE MORE STRINGENT THAN REQUIRED BY LAW

     The Articles of Association of the Company do not contain provisions relating to changes in the capital of the Company that are more stringent than applicable statutory law.


C.   MATERIAL CONTRACTS

     The Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business, to which it or any of its subsidiaries is a party, for the two years immediately preceding the publication of this document.


D.   EXCHANGE CONTROLS

     At the present time, Germany does not restrict the export or import of capital, except for certain restrictions regarding Angola, Afghanistan, Iraq, Libya, Afghanistan, Serbia and Yugoslavia. However, for statistical purposes only, every individual or corporation residing in Germany (hereinafter a "Resident") must report to the Deutsche Bundesbank, subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany (a "Non-resident") if such payment exceeds approximately (euro) 12,500 (or the equivalent in a foreign currency). In addition, German residents must report any claims against or any liabilities payable to non-residents if such claims or liabilities, in the aggregate, exceed approximately (euro) 1.5 million (or the equivalent in a foreign currency) during any month.


E.   TAXATION

TAXATION

     The following is a discussion of the material United States federal income and German tax consequences to Qualified Holders holding Pfeiffer ordinary shares. This discussion is based upon existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this Annual Report, all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, in general, a "Qualified Holder" means a beneficial owner of Pfeiffer ordinary shares that (1) is a resident of the United States for purposes of the United States-Germany income tax treaty (the "Income Tax Treaty"), which generally includes an individual United States resident, a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries, (2) does not hold Pfeiffer ordinary shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services and (3) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty. This discussion assumes that the Qualified Holder holds Pfeiffer ordinary shares as a capital asset. This discussion does not address all aspects of United States federal income and German taxation that may be relevant to all Qualified Holders in light of their particular circumstances, including for example Qualified Holders whose stock was acquired pursuant to the exercise of an employee stock option or otherwise as compensation or Qualified Holders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers). This discussion also does not address any aspects of state, local or non-United States (other than certain German) tax law.


EACH QUALIFIED HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME AND GERMAN TAX CONSEQUENCES OF HOLDING PFEIFFER ORDINARY SHARES, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING PFEIFFER ORDINARY SHARES.


TAXATION OF DIVIDENDS

     German corporations are required to withhold German tax on dividends in an amount equal to 20% of the gross amount paid to resident and non-resident stockholders for dividends distributed in 2002. A partial refund of this 20% withholding tax can be obtained by Qualified Holders under the Income Tax Treaty (subject to certain limitations). Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against United States federal income tax generally depend on whether or not the Qualified Holder is a United States corporation owning at least 10% of the voting stock of Pfeiffer (a "10% Holder").

In the case of any Qualified Holder, other than a 10% Holder, the German withholding tax on dividends paid in 2002 is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15% of the gross amount of the dividend. Since the German tax reform abolished the corporate imputation system, which provided a basis for Qualified Holders (other than 10% Holders) with an additional 5 % treaty refund, Qualified Holders will no longer be entitled to such an additional refund.

In the case of a 10% Holder, the 20% German withholding tax on dividends paid in 2002 is reduced under the Income Tax Treaty to 5% of the gross amount of the dividend. Such 10% Holders may, therefore, apply for a refund of German withholding tax on the dividend paid in 2002 in the amount of 15% of the gross amount of the dividend. Subject to applicable limitations of United States federal income tax laws, a 10% Holder may be entitled to a foreign tax credit for the 5% German withholding tax on dividends and for the portion of the total income taxes (trade income tax and corporation income tax, including any surtax) paid by Pfeiffer attributable to distributed profits.

Dividends paid in (euro) to a Qualified Holder of Pfeiffer ordinary shares will be included in income in a dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received or treated as received by such holder. If dividends paid in (euro) are converted into dollars on the date received or treated as received, Qualified Holders generally should not be required to recognize foreign currency gain or loss in respect of each dividend.

A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. The rate of this surtax is 5.5%, which is 1.1% (5.5% X 20%) of the gross dividend amount. Under the Income Tax Treaty, Qualified Holders are entitled to a full refund of this surtax.

REFUND PROCEDURES

      To claim the refund reflecting the current reduction of the German withholding tax from 20% to 15% (or 5% for 10% Holders) and the refund of the effective 1.1% German surtax, when applicable, a Qualified Holder must submit a claim for refund, together with documentation of the tax withheld and certification of their last filed U.S. federal income tax return, to the German tax authorities, within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt fuer Finanzen, 53221 Bonn-Beuel, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

Qualified Holders must also submit to the German tax authorities certification (IRS Form 6166) of their last filed United States federal income tax return. Such certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for the certification with the Internal Revenue Service -- Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. (Additional information, including IRS Publication 686, can be obtained from the Internal Revenue Service website at WWW.IRS.GOV.) Requests for certification are to be made in writing and must include the Qualified Holder's name, social security number or employer identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service will send the certification directly to the German tax authorities if the Qualified Holder authorizes the Internal Revenue Service to do so. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

Qualified Holders of Pfeiffer ordinary shares who receive a refund attributable to reduced withholding taxes under the Income Tax Treaty may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the dollar value of the refund received or treated as received by the Qualified Holder differs from the U.S. dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by the Qualified Holder.


TAXATION OF CAPITAL GAINS

     Under the Income Tax Treaty, a Qualified Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of Pfeiffer ordinary shares.

Upon a sale or other disposition of Pfeiffer ordinary shares, a Qualified Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and the Qualified Holder's adjusted tax basis in the Pfeiffer ordinary shares. In the case of an individual Qualified Holder of Pfeiffer ordinary shares, any such capital gain will be subject to a maximum United States federal income tax rate of 20%, if the individual Qualified Holder's holding period in the Pfeiffer ordinary shares is more than 12 months.


GERMAN GIFT AND INHERITANCE TAXES

     The United States-Germany estate tax treaty provides that an individual whose domicile is determined to be in the United States for purposes of such treaty will not be subject to German inheritance and gift tax (the equivalent of the United States federal estate and gift tax) on the individual's death or making of a gift unless the Pfeiffer ordinary shares (1) are part of the business property of a permanent establishment located in Germany or (2) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

The United States-Germany estate tax treaty also provides a credit against United States federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to certain limitations, in a case where the Pfeiffer ordinary shares are subject to German inheritance or gift tax and United States federal estate or gift tax.


GERMAN CAPITAL TAX (VERMOGENSTEUER)

     The Income Tax Treaty provides that a Qualified Holder will not be subject to German capital tax (Vermogensteuer) with respect to the Pfeiffer ordinary shares. As a result of a judicial decision, the German capital tax (Vermogensteuer) presently is not imposed.


OTHER GERMAN TAXES

     There are no German transfer, stamp or other similar taxes that would apply to Qualified Holders upon receipt, purchase, holding or sale of Pfeiffer ordinary shares.


F.      DIVIDENDS AND PAYING AGENTS

Not applicable.


G.      STATEMENT BY EXPERTS

Not applicable.


H.      DOCUMENTS ON DISPLAY

     The Company publishes its annual report in the English and German languages. The Annual Report on Form 20-F is available from the Company's Internet site (http://www.pfeiffer-vacuum.de). In addition, the Company files reports (including the Annual Report on Form 20-F) and other information with the Securities and Exchange Commission (the "SEC"). Any documents that the Company files with the SEC may be read and copied at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549; 233 Broadway, New York, 10279, and 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661.

As required by German law, the Company files its Annual Report on Form 20-F with the Deutsche Borse AG, Frankfurt am Main.

I.   SUBSIDIARY INFORMATION.

Not applicable.


ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to market risk from changes in interest rates and foreign currency exchange rates. The Company from time to time assesses its exposure and monitors opportunities to manage these risks. The Company does not hold risk-sensitive instruments for investment purposes.


INTEREST RATE RISK

     The Company faces typical interest rate risk insofar as changes of future interest rates will lead to changes in interest income and interest paid. However, the Company currently has only one significant long-term debt facility, which is with Kreditanstalt fur Wiederaufbau at a fixed annual rate of interest of 4.25% until 2009. The Company invests its cash assets in instruments with maturities of less than ninety days. The Company does not use interest rate sensitive instruments to hedge this interest risk exposure.


FOREIGN CURRENCY EXCHANGE RISK

     The Company's principal foreign currency exchange risk involves changes in the value of the Euro relative to the U.S. Dollar and the British Pound. Approximately thirty-nine percent of the Company's sales are denominated in currencies other than the Euro. The table below shows the portion of sales denominated in the U.S. Dollar, the British Pound, and other foreign currencies for the year ended December 31, 2001.


      CURRENCY                                 PERCENTAGE OF SALES
      --------                                 -------------------
      U.S. Dollar                                     26%
      British Pound                                    4%
      Other foreign currencies                         9%

From time to time, the Company enters into foreign currency forward contracts to hedge the exposure of its forecasted foreign-currency sales to fluctuations in exchange rates. These forward contracts are limited to currencies in which the Company has significant sales that are denominated in currencies other than the Euro (i.e., the U.S. Dollar and the British Pound). The contracts are designed to protect specifically against the impact of changes in exchange rates on these sales and typically cover approximately sixty to seventy percent of the Company's foreign exchange risk. The maturities for all forward contracts are aligned with the date the sales are anticipated to occur. Please see note 16 of the Consolidated Financial Statements for further discussion of the Company's foreign exchange hedging activities.

The portion of the Company's forecasted foreign currency sales that are not covered by its hedging activities would be adversely affected by a devaluation of foreign currencies relative to the Euro. A hypothetical, simultaneous, instantaneous, and unfavorable ten percent decrease in the value of the U.S. Dollar and the British Pound relative to the Euro would result in a decline in the Company's forecasted sales denominated in Dollars and Pounds for the first six months of 2002 of an amount equal to approximately (euro) 809,000.00. The foregoing calculations are based on the assumption that sales in the first six months of 2002 will be equal to the Company's sales in the six month period that ended on December 31, 2001.


ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES


A.   DEBT SECURITIES

Not applicable.


B.   WARRANTS AND RIGHTS

Not applicable.


C.   OTHER SECURITIES

Not applicable.


D.   AMERICAN DEPOSITORY SHARES

Not applicable.



                                     PART II


ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES, AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS


CHANGES WITH RESPECT TO ORDINARY SHARES

     In July 1998, the Company split its Ordinary Shares 10-for-1 and changed the nominal value of those shares.

As a result of the split, the 880,000 outstanding Ordinary Shares, nominal value
(euro) 25,60 per share, were split into 8,800,000 Ordinary Shares, without nominal value. These changes did not change the nominal share capital of the Company, which remained (euro) 22,497,000.

Each non-par value Ordinary Share entitles the holder thereof to one vote at general meetings of the shareholders of the Company. As a result of the change of the nominal value of the Ordinary Shares, conditions with respect to such matters as issuance of shares, voting rights, dividend and liquidation rights, preemptive rights, and notification rights that were previously determined on the basis of nominal value of Ordinary Shares must now be determined on the basis of (i) the percentage of the total outstanding Ordinary Shares, without nominal value, or (ii) the equivalence of each Ordinary Share, without nominal value, to one-tenth of a previously outstanding Ordinary Share, nominal value
(euro) 25,60 per share, as appropriate.

In July 1996 and 2000, the Company issued (euro) 1.5 million and (euro) 0.6 million, respectively, in convertible bonds to management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. At the time of issuance the convertible bonds were convertible into non-par value Ordinary Shares upon payment of the conversion price.

At the general meeting of the shareholders, a shareholder's resolution dated June 16, 1999 authorized the Management Board to change the share capital from DM into Euro. The Company changed its reporting currency to the Euro effective January 1, 2001.

This summary is qualified in its entirety by reference to the Articles of Association of the Company in effect at the date of this Report, which are attached as Exhibit to this Report, and German law in effect at the date of this Report.


CHANGES WITH RESPECT TO AMERICAN DEPOSITARY RECEIPTS

     Contemporaneously with the split of the Ordinary Shares, the Company and the Depositary changed the number of Ordinary Shares represented by each ADR. Pursuant to the Amended and Restated Deposit Agreement, dated as of July 15, 1998 (the "Amended Deposit Agreement"), among the Company, the Bank of New York, as Depositary, and the holders and beneficial owners of American Depository Receipts, each ADR represents one Ordinary Share, without nominal value. As a result of the split of the Ordinary Shares and the change of the ratio of ADRs to Ordinary Shares, owners of pre-split ADRs were credited with ten ADRs for each seven pre-split ADRs owned.


ITEM 15. RESERVED


ITEM 16. RESERVED

                                    PART III


ITEM 17. FINANCIAL STATEMENTS.

Not applicable.


ITEM 18. FINANCIAL STATEMENTS.

See pages F-1 through F-22, incorporated by reference.

ITEM 19. EXHIBITS


DOCUMENTS FILED AS EXHIBITS TO THIS REPORT:

1.1 Articles of Association (SATZUNG) of the Company, as amended to the date hereof (English translation included).


1.2 Internal Rules of Procedure (GESCHAFTSORDNUNG) of the Company (English translation included), incorporated herein by reference to Exhibit 1.2 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.


2.1 Amended and Restated Deposit Agreement, dated as of July 15, 1998, among the Company, the Bank of New York, as Depositary, and each Holder and Beneficial Owner from time to time of American Depositary Receipts issued thereunder, including therein a form of American Depositary Receipt representing the American Depositary Shares registered, incorporated herein by reference to Exhibit (a) to Post-Effective Amendment No. 2 to the Form F-6 Registration Statement of the Company and The Bank of New York as Depositary, filed with the U.S. Securities and Exchange Commission on July 10, 1998.


2.2 Form of Certificate of Ordinary Shares, without nominal value (English translation included) incorporated herein by reference to Exhibit 2.2 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.


2.3 Terms of Issuance of Convertible Bonds issued in 1996 (English version), incorporated herein by reference to Exhibit 2.3 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.


2.4 Terms of Issuance of Convertible Bonds issued in 2000 (English version), incorporated herein by reference to Exhibit 2.4 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.


8.1  Significant subsidiaries: Please see part C (Organizational Structure) in
     Item 4 (Information on the Company).

Signatures


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


Date: February 04, 2002



Pfeiffer Vacuum Technology AG




By: /S/ WOLFGANG DONDORF
    ---------------------------------
    Wolfgang Dondorf
    Chairman of the Management Board






By: /S/ WILFRIED GLAUM
    ----------------------------------
    Wilfried Glaum
    Member of the Management Board

                          INDEX TO FINANCIAL STATEMENTS


                                                                           Page

Report of Independent Auditors . . . . . . . . .. . . . . . . . . . . . . . F-2

Consolidated Statements of Income for the years
ended December 31, 1999, 2000 and 2001 . . . . . . . . . . . . . . . . . . .F-3

Consolidated Balance Sheets at December 31, 2000 and 2001 . . . . . . . . . F-4

Consolidated Statements of Shareholders' Equity for the years ended December 31, 1999, 2000 and 2001 . . . . . . . . . . . . . . . . . . .F-5

Consolidated Statements of Cash Flows for the years
ended December 31, 1999, 2000 and 2001 . . . . . . . . . . . . . . . . . . .F-6

Notes to the Consolidated Financial Statements . . . . . . . . . . . . . . .F-7


                         REPORT OF INDEPENDENT AUDITORS



To the Supervisory Board and Shareholders
Pfeiffer Vacuum Technology AG

     We have audited the accompanying consolidated balance sheets of Pfeiffer Vacuum Technology AG as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Germany and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pfeiffer Vacuum Technology AG as of December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



Frankfurt am Main, Germany                              ERNST & YOUNG
February 07, 2002                              DEUTSCHE ALLGEMEINE TREUHAND AG

                                               WIRTSCHAFTSPRUFUNGSGESELLSCHAFT


                          PFEIFFER VACUUM TECHNOLOGY AG
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------
                                                         2001            2000             1999
                                                    -------------    -------------    ------------
                                                         (EURO)          (EURO)          (EURO)
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net sales........................................       170,140         184,678          153,468
Cost of sales....................................       (93,117)       (101,765)         (88,024)
                                                    -------------    -------------    ------------
Gross profit.....................................        77,023          82,913           65,444
Selling and marketing expenses...................       (24,682)        (24,025)         (21,704)
General and administrative expenses..............       (11,413)        (10,925)          (9,705)
Research and development expenses................        (8,064)         (7,631)          (7,735)
Depreciation.....................................        (4,569)         (3,805)          (3,126)
Goodwillamortization.............................          (120)         (1,038)            (254)
                                                    -------------    -------------    ------------
Operating profit.................................        28,175          35,489           22,920
Interest expense.................................          (605)           (582)            (147)
Interest income..................................         2,440           1,790            1,544
Foreign exchange loss............................          (610)         (2,635)            (510)
                                                    -------------    -------------    ------------
Income before income tax.........................        29,400          34,062           23,807
Income taxes:
  Current........................................       (10,510)        (15,917)         (10,066)
  Deferred.......................................           (19)            937             (409)
                                                    -------------    -------------    ------------
                                                        (10,529)        (14,980)         (10,475)
                                                    -------------    -------------    ------------
Net income.......................................        18,871          19,082           13,332
                                                    =============    =============    ============

Earnings per ordinary share and ADR:
  Basic                                                    2.16            2.24             1.54
                                                    =============   =============     ============
  Diluted                                                  2.16            2.21             1.49
                                                    =============   =============     ============


See accompanying notes to consolidated financial statements


                          PFEIFFER VACUUM TECHNOLOGY AG
                           CONSOLIDATED BALANCE SHEETS

                                                                           DECEMBER 31,
                                                                   ----------------------------
                                                                        2001           2000
                                                                   -------------    -----------
                                                                       (euro)         (euro)
                                                                           (IN THOUSANDS)
ASSETS
Cash and cash equivalents.....................................          65,035         52,526
Trade accounts receivable - net (Note 3)......................          24,788         28,205
Other accounts receivable.....................................           3,714          4,243
Inventories - net (Note 4)....................................          20,448         24,521
Prepaid expenses..............................................           1,186            743
Deferred tax assets - net (Note 12)...........................             274            887
Other current assets..........................................             205             25
                                                                   -------------   ------------
TOTAL CURRENT ASSETS..........................................         115,650        111,150

Property, plant and equipment - net (Note 5)..................          30,184         25,838
Deferred tax assets - net (Note 12)...........................           2,783          2,199
Goodwill......................................................           1,037          1,155
Other assets..................................................             950          1,159
                                                                   -------------   ------------
TOTAL ASSETS..................................................         150,604        141,501
                                                                   =============   ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current portion of long-term debt.............................           1,291              -
Trade accounts payable........................................           7,608          9,622
Accrued other liabilities (Note 10)...........................          10,436         14,756
Income tax liabilities (Note 10)..............................           5,414         10,328
Customer deposits.............................................           1,840          2,971
                                                                   -------------   ------------
TOTAL CURRENT LIABILITIES.....................................          26,589         37,677

Long-term debt (Note 7).......................................           9,037          6,136
Convertible bonds (Note 8)....................................             563          1,002
Accrued pension (Note 9)......................................          30,883         29,458
Minority interests............................................             130            121

SHAREHOLDERS' EQUITY (NOTE 11)
Share capital (8,790,600 shares authorized, issued and
outstanding at December 31, 2001 and 8,619,200 shares
authorized, issued and outstanding at December 31, 2000)......          22,504         22,065
Additional paid-in-capital....................................           2,821          2,184
Retained earnings.............................................          53,258         38,706
Accumulated other comprehensive income........................           4,819          4,152
                                                                   -------------   ------------
TOTAL SHAREHOLDERS' EQUITY....................................          83,402         67,107
                                                                   -------------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY....................         150,604        141,501
                                                                   =============   ============



See accompanying notes to consolidated financial statements


                          PFEIFFER VACUUM TECHNOLOGY AG
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                   ADDITIONAL                  MINIMUM    CUMULATIVE     UNREALIZED       TOTAL
                                        SHARE       PAID-IN      RETAINED      PENSION    TRANSLATION    GAIN/(LOSS)  SHAREHOLDERS'
                                       CAPITAL      CAPITAL      EARNINGS     LIABILITY   ADJUSTMENT      ON HEDGES       EQUITY
                                      ---------    ----------   ----------    ---------   -----------    -----------  -------------
                                                                          (IN THOUSAND (EUROS))

Balance at December 31, 1998            22,497        19,001      12,139           (89)         251            -         53,799

Dividends paid......................                              (2,520)                                                (2,520)

Share capital increase..............        31           (31)                                                                 -

Bonds converted.....................       545           791                                                              1,336

Share repurchase....................    (1,438)      (18,201)                                                           (19,639)

Net income..........................                              13,332                                                 13,332

Components of other
comprehensive income................                                                89        2,046         (486)         1,649
                                      ---------    ----------   ---------      --------   ----------   -----------   -----------
Comprehensive income................                                                                                     14,981
                                                                                                                     -----------
Balance at December 31, 1999            21,635         1,560      22,951             -        2,297         (486)        47,957

Dividends paid......................                              (3,327)                                                (3,327)

Bonds converted.....................       430           624                                                              1,054

Net income..........................                              19,082                                                 19,082

Components of other
comprehensive income................                                               (19)       1,243        1,117          2,341
                                      ---------    ----------   ---------      --------   ----------   -----------   -----------
Comprehensive income................                                                                                     21,423
                                                                                                               -     -----------
Balance at December 31, 2000            22,065         2,184      38,706           (19)       3,540          631         67,107

Dividends paid......................                              (4,319)                                                (4,319)

Bonds converted.....................       439           637                                                              1,076

Net income..........................                              18,871                                                 18,871

Components of other
comprehensive income................                                                19          457          191            667
                                      ---------    ----------   ---------      --------   ----------   -----------   -----------
Comprehensive income................                                                                                     19,538
                                                                                                                     -----------
Balance at December 31, 2001            22,504         2,821      53,258             -        3,997          822         83,402
                                      =========    ==========   =========      ========   ==========   ===========   ===========


See accompanying notes to consolidated financial statements


                          PFEIFFER VACUUM TECHNOLOGY AG
                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                     YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------
                                                               2001           2000          1999
                                                            ------------   -----------   ----------
                                                              (EURO)         (EURO)        (EURO)
                                                                         (IN THOUSANDS)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income.................................................     18,871        19,082        13,332
Adjustments to reconcile net income to net cash
provided by operating activities:
  Deferred taxes...........................................         19          (937)          409
  Depreciation.............................................      4,569         3,805         3,126
  Amortization.............................................        120         1,038           254
  Loss (gain) on disposal of fixed assets..................       (116)           11           (50)
  Provision for doubtful accounts..........................        108           904           396
Effects of changes in operating assets and liabilities:
  Accounts receivable......................................      3,838        (2,208)       (7,976)
  Inventories..............................................      4,073        (4,650)       (1,075)
  Prepaid expenses and other current assets................        (10)          371           980
  Other assets.............................................       (833)          372           (65)
  Accrued pension liabilities..............................      1,425         1,515         1,541
  Accounts payable.........................................     (2,014)       (1,437)       (1,120)
  Accrued liabilities......................................     (9,225)        7,455          (716)
  Customer deposits and other liabilities..................        160           197        (2,485)
                                                            ------------   -----------   ------------
Net cash provided by operating activities..................     20,985        25,518         6,551

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from disposal of fixed assets.....................        290            79            64
Capital expenditures.......................................     (9,091)      (13,691)       (4,396)
Acquisition of business, net of cash acquired..............          0          (688)       (1,694)
                                                            ------------   -----------   ------------
Net cash used in investing activities......................     (8,801)      (14,300)       (6,026)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from borrowings...................................      2,901         6,136             -
Dividends paid.............................................     (4,319)       (3,327)       (2,520)
Share repurchase...........................................          -             -       (19,639)
Bonds payable converted (additional payment)...............        637           624           791
Convertible bonds proceeds (repayments)....................          -             -          (31)
Employee loans - repayments................................        439           434           996
Employee loans - issuances.................................          -          (537)            -
                                                            ------------   -----------   ------------
Net cash provided by (used in) financing activities........       (342)        3,330       (20,403)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT                            667         2,340         1,650

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            12,509        16,888       (18,228)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR              52,526        35,638        53,866
                                                            ------------   -----------   ------------
CASH AND CASH EQUIVALENTS AT END OF THE YEAR                    65,035        52,526        35,638
                                                            ============   ===========   ============
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest.....................................        360           443           123
Cash paid for taxes........................................     13,016        10,976        12,183


See accompanying notes to consolidated financial statements


                          PFEIFFER VACUUM TECHNOLOGY AG
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.   BASIS OF PRESENTATION

     The accompanying consolidated financial statements present the consolidated operations of Pfeiffer Vacuum Technology AG and its subsidiaries (the "Company"). All amounts in the accompanying consolidated financial statements are presented in Euro ("(euro)").

The Company designs, manufactures, sells and services a broad range of turbomolecular vacuum pumps, rotary vane pumps, Roots pumps and customized vacuum systems and digital versatile disc production equipment. Through its global sales and service organization comprising sales subsidiaries and exclusive marketing agents, the Company markets and services the products and a wide variety of complementary vacuum components and instruments. The primary markets include Europe, Asia and the United States. The Company's products are used in the operation of analytical instruments such as electron microscopes and mass spectrometers, the manufacturing of television tubes, computer monitor tubes, semiconductors and flat-screen displays, and the deposition of thin film coating on computer hard discs and compact discs.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The German Commercial Code, which represents accounting principles generally accepted in Germany ("German GAAP") varies in certain significant respects from U.S. GAAP. Accordingly, the Company has recorded certain adjustments, principally relating to the accounting for fixed assets, derivatives, and pension benefits, in order to present the accompanying consolidated financial statements in accordance with U.S. GAAP.


                          PFEIFFER VACUUM TECHNOLOGY AG
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements of the Company consolidate the financial position, results of operations and cash flows of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

The financial statements of the Company's foreign operations are measured in the currency in which that entity primarily conducts its business (the functional currency). The functional currency of all the Company's foreign operations is the applicable local currency. When translating foreign functional currency financial statements into Euro, year-end exchange rates are applied to asset and liability accounts, while average rates are applied to income statement accounts. Adjustments resulting from this process are recorded in the accumulated other comprehensive income.

Foreign currency transaction gains and losses resulting from the settlement of amounts receivable or payable denominated in a currency other than the functional currency are included in income.


DERIVATIVES AND HEDGING ACTIVITIES

     Effective January 1, 1999 the Company adopted the provisions of Financial Accounting Standards Board Statement No. 133 ("SFAS 133"). SFAS 133 requires the Company to recognize all derivative financial instruments on its balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through current income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of assets, liabilities or firm commitments through current income or recognized in other comprehensive income until the hedged item is recognized in earnings. The difference between the change in the fair value of the derivative and the amount that is recorded in comprehensive income is not material.


INVENTORIES

     Inventories are valued at the lower of cost or market, with cost principally determined on an average basis. Inventory reserves are established for slow-moving and obsolete inventory based on the passage of time and historical and projected sales activity.


REPAIR AND MAINTENANCE

     The Company's policy is, to expense all repair and maintenance costs as incurred.


ADVERTISING

     Advertising costs are expensed as incurred.



                          PFEIFFER VACUUM TECHNOLOGY AG
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are carried at cost and are generally depreciated using the straight-line method over the estimated useful lives of the assets. The useful lives utilized for this purpose are:

          Buildings and improvements:.......................   20-50 years
          Machinery and equipment:..........................    3-15  years

The Company evaluates the carrying value of property, plant and equipment for potential impairment on an ongoing basis.


INTANGIBLE ASSETS

     Goodwill arising from business acquisitions is amortized on a straight line basis over its economic useful life which is estimated to from 3 to 10 years. Goodwill amortization was approximately (euro) 120,000 and (euro) 1,038,000 at December 31, 2001 and December 2000, respectively. The Company periodically evaluates the carrying values of its goodwill and other intangibles. In the year ended December 31, 2000, the Company determined that the goodwill recorded in connection with its acquisition of Semivac Inc. was permanently impaired. As a result, the Company wrote off the goodwill associated with this acquisition of
(euro) 1.0 million as additional amortization expense.

In June 2001 the Financial Accounting Standards Board issued Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). This statement prospectively changes the accounting for goodwill and other intangible assets after initial recognition in the financial statements. Upon adoption of this statement, goodwill is no longer subject to amortization over its estimated useful life. Goodwill will be assessed for impairment annually using the fair-value-based test. The Company will adopt this standard on January 01, 2002.


RESEARCH AND DEVELOPMENT

     Costs associated with research and development are expensed as incurred.


INCOME TAXES

     The Company accounts for certain income and expense items differently for financial reporting purposes than for tax purposes. Provisions for deferred taxes are made in recognition of such temporary differences, following the requirements of Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes."


REVENUE RECOGNITION

     Sales are recorded, depending on contract terms, at the time products are shipped to the customers, when services are performed or when installation is completed at the customer's facility. Revenues from long-term contracts are recognized using the percentage-of-completion method, based on contract cost incurred to date compared with total estimated contract costs. Third party subcontractor costs are included in net sales and cost of sales when the Company is ultimately responsible for the acceptability of the project.


                          PFEIFFER VACUUM TECHNOLOGY AG
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


SHIPPING AND HANDLING COSTS

     Shipping and handling costs are included in net sales.


WARRANTY COSTS

     Warranty costs are provided for in the period the related revenue is recognized.


CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.


USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


RECLASSIFICATION

     Certain prior year amounts have been reclassified to conform with current year financial statement presentation.


3.   TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following:

                                                                        DECEMBER
                                                                           31,
                                                                ------------------------
                                                                    2001        2000
                                                                -----------  -----------
                                                                  ((EURO) IN THOUSANDS)
Trade accounts receivable....................................       25,948     30,579
Allowance for doubtful accounts..............................       (1,160)    (2,374)
                                                                   -------    -------
Total trade accounts receivable - net........................       24,788     28,205
                                                                   =======    =======


A summary of activity in the allowance for doubtful accounts is as follows:

                                                                DECEMBER,
                                                                   31
                                                    ----------------------------------
                                                      2001          2000        1999
                                                    --------      --------    --------
                                                            ((EURO) IN THOUSANDS)
Balance at beginning of year  . . . . . . . . .       2,374         1,564       1,310
Provision for uncollectible accounts  . . . . .         108           904         396
Collection of previously reserved balances  . .        (675)            -         (19)
Accounts written off . . . . . . . . . . . . . .       (647)          (94)       (123)
                                                    --------      --------    --------
Balance at end of year  . . . . . . . . . . . .       1,160         2,374       1,564
                                                    ========      ========    ========


                          PFEIFFER VACUUM TECHNOLOGY AG
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


4.   INVENTORIES

Inventories consist of the following:

                                                              DECEMBER 31,
                                                          ----------------------
                                                            2001          2000
                                                          --------      --------
                                                           ((EURO) IN THOUSANDS)
Raw materials........................................        6,726        7,998
Work-in-process......................................        7,449        7,772
Finished products....................................       10,999       15,262
Reserves.............................................       (4,726)      (6,511)
                                                           --------     -------
Total inventories - net..............................       20,448       24,521
                                                           ========     =======


A summary of the activity in the inventory reserves is as follows:

                                                        DECEMBER, 31
                                              ----------------------------------
                                                2001          2000        1999
                                              --------      --------    --------
                                                      ((EURO) IN THOUSANDS)

Balance at beginning of year.................   6,511         5,436       4,966
Provisions...................................     343         1,153         878
Inventory written off........................  (2,128)          (78)       (408)
                                              --------      --------    --------
Balance at end of year.......................   4,726         6,511       5,436
                                              ========      ========    ========


5.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                                               DECEMBER 31,
                                                           ---------------------
                                                             2001         2000
                                                           --------     --------
                                                           ((EURO) IN THOUSANDS)
Land..................................................         980          980
Machinery and equipment...............................      44,356       42,944
Buildings and improvements............................      29,514       23,082
Construction in progress..............................         142        2,253
Accumulated depreciation..............................     (44,808)     (43,421)
                                                           --------     --------
Total property, plant and equipment - net.............      30,184       25,838
                                                           ========     ========


6.   SHORT-TERM BORROWINGS

     As of December 31, 2001, the Company had established short-term unsecured overdraft facilities under which the Company and its subsidiaries could borrow up to (euro) 19.4 million. Interest rates on these facilities fluctuate based on current lending rates, and ranged from 4.25% to 10.0% at December 31, 2001. As of December 31, 2001 the Company had (euro) 9.1 million of its overdraft facilities available.



                          PFEIFFER VACUUM TECHNOLOGY AG
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


7.   LONG-TERM DEBT

     In 2000, the Company entered into a loan agreement with the Kreditanstalt fur Wiederaufbau which provides for borrowings up to (euro) 10,328,000 to fund specific research and development projects. Amounts outstanding under this agreement were (euro) 10,328,000 and (euro) 6,136,000 at December 31, 2001 and 2000, respectively. The loan bears interest at a fixed rate of 4.25%. Quarterly payments of principal and interest are due March 31, 2002 through September 30, 2009.

The the long-term debt as of December 31, 2001 were as follows:

                                                     ((EURO) IN
                                                      THOUSANDS)
                                                     -----------
     2002........................................        1,291
     2003........................................        1,291
     2004........................................        1,291
     2005........................................        1,291
     2006........................................        1,291
     Thereafter..................................        3,873
                                                       -------
     Total.......................................       10,328
                                                        ======


8.   CONVERTIBLE BONDS


FIRST MANAGEMENT/STAFF PARTICIPATION PROGRAM

     On July 15, 1996, the Company issued (euro) 1.5 million in convertible bonds to members of management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. Each convertible bond with a principal amount of (euro) 511 is convertible into 20 Ordinary Shares with a par value of (euro) 25.60 upon payment of a conversion price. In 1998 the Company declared a ten for one stock split which resulted in the increase to 600,000 ordinary non-par nominal value shares. Each holder of convertible bonds could convert up to 40% of such bonds three years after issuance in July 1999, up to 70% of such bonds four years after issuance in July 2000 and up to 100% of such bonds five years after issuance in July 2001.

The convertible bonds bore interest at 6% per annum and were redeemable at 100% of their principal amount on July 14, 2001 unless previously converted. The bonds were to be repurchased in the case of termination of employment.

The Company financed the employees' purchase of such convertible bonds with interest-bearing loans. The loans must be repaid at the execution of conversion rights and are classified as other long-term assets on the balance sheet.

In July 2001, all remaining bonds under this program were called in and converted. During 2001, bondholders converted 857 bonds with an aggregate principal value of (euro) 438,784 into 171,400 non-par value ordinary shares. The shareholder's contribution, amounting to (euro) 637,307, is included in the additional paid-in capital.


                          PFEIFFER VACUUM TECHNOLOGY AG
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


SECOND MANAGEMENT/STAFF PARTICIPATION PROGRAM

      On July 10, 2000, the Company issued (euro) 0.6 million in convertible bonds to members of management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. Each convertible bond with a par value of (euro) 128 is convertible into 50 non-par value Ordinary Shares upon payment of a conversion price. Each holder of convertible bonds may convert up to 30% of such bonds two years after issuance in July 2002, up to 60% of such bonds three years after issuance in July 2003 and up to 100% of such bonds four years after issuance in July 2004.

The convertible bonds bear interest at 6% per annum and will be redeemed at 100% of their principal amount on December 10, 2005 unless previously converted. The bonds must be repurchased in the case of termination of employment.

The Company financed the employees' purchase of such convertible bonds with interest bearing loans. The loans must be repaid at the execution of conversion rights and are classified as other long-term assets on the balance sheet.


9.   PENSION PLANS

UNITED STATES AND GERMANY

      Substantially all of the Company's employees in the United States and Germany are covered by defined benefit plans established in their respective countries. In the U.S., the Company sponsors a pension plan covering substantially all of its employees and a Supplemental Executive Retirement Plan
(SERP), a non-qualified, non-funded pension plan for certain officers. In Germany, the Company sponsors two pension plans covering most employees at its subsidiaries.

Total pension expense for the U.S. and German plans included the following components:

                                                   DECEMBER 31,
                                         --------------------------------
                                           2001         2000       1999
                                         --------     --------   --------
                                                ((EURO) IN THOUSANDS)
Service cost.........................        910          948        905
Interest cost........................      2,075        1,973      1,870
Return on assets.....................         43            4        (46)
Net other............................        136          204        194
                                         --------     --------   --------
                                           3,164        3,129      2,923
                                         ========     ========   ========


The U.S. plan assets are held in a pooled investment trust. The plan held 16,518 shares, with a fair market value of (euro) 1,243,000 ($1,097,000) in the trust as of December 31, 2001. The funding policy is to make annual contributions that are actuarially determined to provide sufficient assets to meet future benefit payments consistent with the funding requirements of U.S. federal laws and regulations.

Consistent with German practice, the Company's German plans are not funded. Pension costs are recorded based on independent actuarial valuations. Pension benefits under the German plans are generally based on a percentage of the employees' compensation for each year of credited service.


                          PFEIFFER VACUUM TECHNOLOGY AG
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


The following table sets forth the funded status and amount recognized in the consolidated financial statements for the U.S. and German defined benefit pension plans:


                                                                           DECEMBER 31,
                                                                    -----------------------
                                                                       2001         2000
                                                                    ----------   ----------
                                                                     ((EURO) IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION
Beginning projected benefit obligation...........................     32,288        30,457
Service cost.....................................................        910           947
Interest cost....................................................      2,075         1,973
Assumption change................................................         83             -
Benefit payments.................................................     (1,327)       (1,211)
Liability (gains)/losses.........................................        373             3
Impact of the foreign currency exchange rate differences.........        107           119
                                                                    ---------     ---------
Ending projected benefit obligation..............................     34,509        32,288
                                                                    =========     =========

CHANGE IN PLAN ASSETS
Fair value at beginning of year..................................      1,061           934
Return on plan assets............................................        (43)           (4)
Company contributions............................................      1,489         1,270
Benefits paid....................................................     (1,327)       (1,211)
Impact of foreign currency exchange rate differences.............         61            72
                                                                    ---------     ---------
Fair value at end of year........................................      1,241         1,061
                                                                    =========     =========


Funded status of plan (underfunded)..............................    (33,269)      (31,227)
Unrecognized actuarial (gain)/loss...............................      2,023         1,418
Unrecognized prior service cost..................................        452           529
Unrecognized transition obligation...............................          4             4
Minimum liability adjustment.....................................        (93)         (182)
                                                                    ---------     ---------
Accrued benefit obligation.                                          (30,883)      (29,458)
                                                                    =========     =========


AMOUNTS RECOGNIZED IN BALANCE SHEET
Intangible assets - minimum pension liability....................         92           162
Accrued pension..................................................    (30,883)      (29,458)
Minimum pension liability in excess of unrecognized
   prior service cost............................................          -            19
                                                                    ---------     ---------
Net amount recognized in balance sheets..........................    (30,791)      (29,277)
                                                                    =========     =========


                          PFEIFFER VACUUM TECHNOLOGY AG
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


     As is required by Financial Accounting Standards Board Statement No. 87, "Employers' Accounting For Pensions", for plans where the accumulated benefit obligation exceeds the fair value of the plan assets, the Company has recognized a minimum liability equal to the amount of the unfunded accumulated benefit obligation in the accompanying consolidated balance sheets as a long-term liability related to this new plan with an offsetting intangible asset and decrease to equity at December 31, 2000. No corresponding adjustment to equity is required at December 31, 2001.

Significant actuarial assumptions used are as follows:

                                                                  DECEMBER 31,
                                                         ------------------------------
                                                           2001       2000       1999
                                                         --------   --------   --------
Germany
     Weighted average discount rate.....................   6.25%      6.50%      6.50%
     Rates of increase in compensation levels...........   3.00%      3.00%      3.00%

United States
     Weighted average discount rate.....................   7.75%      7.75%      7.75%
     Rates of increase in compensation levels...........   4.00%      4.00%      4.00%
     Expected long-term rate of return on assets........   8.50%      8.50%      8.50%


RELIEF FUND

     New legislation in Germany promotes self-financed old-age-protection of employees. A limited amount of salary is not taxable for income tax purposes and not burdened with social fees. Effective January 2001, the Company has offered to its employees a relief fund financed through transformation of a part of the individual salary into a Trust Fund. The relief fund performs retirement pension, survivors' benefits and disability pension.


OTHER COUNTRIES

     Employees of the Company in certain other countries are covered by defined contribution plans. Generally, contributions are based on a percentage of employees' salary. The costs of these plans charged to operations was approximately (euro) 805,000, (euro) 659,000 and (euro) 598,000 for the years ended December 31, 1999, 2000 and 2001, respectively.


10. INCOME TAX LIABILITIES AND ACCRUED OTHER LIABILITIES

     Accrued other liabilities is comprised of the following:

                                                              DECEMBER 31,
                                                         ---------------------
                                                            2001       2000
                                                         ---------   --------
                                                          ((EURO) IN THOUSANDS)
Warranty...............................................     4,351      5,745
Personnel expenses.....................................     5,336      6,868
Income taxes...........................................     5,414     10,328
Other..................................................       749      2,143
                                                         ---------   --------
                                                           15,850     25,084
                                                         =========   ========


                          PFEIFFER VACUUM TECHNOLOGY AG
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


11.   SHAREHOLDERS' EQUITY

     As of December 31, 2001, the Company had 8,790,600 authorized issued and outstanding non-par value shares. Each ordinary share is entitled to one vote. The Company's ordinary shares are traded on the Neuer Markt of the Frankfurt Stock Exchange and on the New York Stock Exchange (as American Depositary Receipts).

Dividends may only be declared and paid from the accumulated retained earnings (after deduction of certain reserves) shown in the Company's annual German statutory unconsolidated accounts. Such amounts differ from the total of additional paid-in capital and retained earnings as shown in the consolidated financial statements as a result of the adjustments made to present the consolidated financial statements in accordance with U.S. GAAP. As of December 31, 2001, the Company's German statutory unconsolidated accounts reflected
(euro) 19.1 million of accumulated earnings available for distribution.

The Company distributed (euro) 0.72 per share in the year ended December 31, 2001. Management has proposed a distribution of gross dividend to be paid in 2002 amounting to (euro) 0.75 per share subject to the approval to the Supervisory Board and the shareholders.


12.   INCOME TAXES

     Income before income tax for the years ended December 31, 2001, 2000 and 1999 was taxable in the following jurisdictions:

                                               DECEMBER 31,
                                       ------------------------------
                                         2001       2000       1999
                                       --------   --------   --------
                                            ((EURO) IN THOUSANDS)
Germany.............................    18,972     17,215      14,310
Other...............................    10,428     16,847       9,497
                                       --------   --------   --------
                                        29,400     34,062      23,807
                                       ========   ========   ========


The components of the provision for income taxes are as follows:

                                                   DECEMBER 31,
                                          -------------------------------
                                            2001       2000        1999
                                          --------   --------    --------
                                               ((EURO) IN THOUSANDS)
Current
   Germany............................      5,142      9,219       6,406
   Other..............................      5,368      6,698       3,660
                                          --------   --------    --------
                                           10,510     15,917      10,066
                                          --------   --------    --------
Deferred
   Germany............................        (90)      (598)        603
   Other..............................        109       (339)       (194)
                                          --------   --------    --------
                                               19       (937)        409
                                          --------   --------    --------
Provision for income taxes............     10,529     14,980      10,475
                                          ========   ========    ========


                          PFEIFFER VACUUM TECHNOLOGY AG
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


The Company had net deferred tax assets as follows:

                                                               DECEMBER 31,
                                                          --------------------
                                                            2001        2000
                                                          --------    --------
                                                          ((EURO) IN THOUSANDS)
Deferred tax assets
     Pensions..........................................     2,399       2,196
     Inventory.........................................       356         504
     Intangible assets.................................     1,180         919
     Other.............................................       301         499
                                                          --------    --------
                                                            4,236       4,118

Deferred tax liabilities:
     Property, plant & equipment.......................       734         816
     Intangible assets.................................         -          70
     Other.............................................       445         146
                                                          --------    --------
                                                            1,179       1,032

Net deferred tax assets................................     3,057       3,086
                                                          ========    ========


Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax. The Company's combined German corporate statutory tax rates were 51.3%, 57.2% and 38.9% for the years ended December 31, 1999, 2000 and 2001, respectively. A reconciliation of income taxes determined using the statutory rate to actual income taxes provided is as follows:


                                                                   DECEMBER 31,
                                                          ------------------------------
                                                            2001       2000       1999
                                                          --------   --------   --------
                                                                ((EURO) IN THOUSANDS)
Income tax expenses at German statutory rate.........      11,437     19,483     12,213
Lower foreign tax rates..............................         (78)    (3,148)    (1,300)
Tax credit on distributed earnings...................           -       (874)      (568)
Prior year adjustments...............................           -       (889)         -
Other................................................        (830)       408        130
                                                          --------   --------   --------
Provision for income taxes...........................      10,529     14,980     10,475
                                                          ========   ========   ========


                          PFEIFFER VACUUM TECHNOLOGY AG
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


13.  LEASES

     The Company has operating leases which expire at various dates through 2007 with, in some instances, renewal privileges. Certain leases provide for escalation of the rentals.

The minimum annual rental commitments under long-term, non-cancelable operating leases as of December 31, 2001 were as follows:

                                                       ((EURO) IN
                                                        THOUSANDS)
                                                       -----------
     2002 ..........................................       1,583
     2003 ..........................................       1,287
     2004 ..........................................       1,076
     2005 ..........................................         455
     2006 ..........................................         410
     Thereafter ....................................         576
                                                         -------
     Total .........................................       5,387
                                                         =======

Total rent expense for operating leases was approximately (euro) 1.2 million,
(euro) 1.2 million and (euro) 1.3 million for the years ended December 31, 1999, 2000, and 2001, respectively.


14.  CONTINGENT LIABILITIES

     Management is not aware of any matters that could give rise to any liability to the Company that would have a material adverse effect on the Company's financial condition or results of operations.


15.  SEGMENT INFORMATION

     The Company evaluates performance and allocates resources based on operating profit before taxes of its subsidiaries. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies in Note 2.

The Company operates in one line of business, which is the design, manufacture, sale and service of high vacuum pumps and complimentary vacuum components, instruments and systems. The Company's reportable segments are divided by country since each country's operations are managed and evaluated separately.


                          PFEIFFER VACUUM TECHNOLOGY AG
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


Information concerning the Company's geographic locations is summarized as follows:

                                                               DECEMBER 31,
                                                     -------------------------------
                                                       2001         2000        1999
                                                     --------     --------    --------
                                                            ((EURO) IN THOUSANDS)
NET SALES
Germany
     Unaffiliated..................................    72,298      70,413      68,997
     Intercompany..................................    49,116      59,731      42,327
                                                     --------     --------    --------
                                                      121,414     130,144     111,324
United States......................................    44,553      63,018      43,278
Rest of World......................................    54,871      52,329      41,597
                                                     --------     --------    --------
                                                      220,838     245,491     196,199
Eliminations.......................................   (50,698)    (60,813)    (42,731)
                                                     --------     --------    --------
Total..............................................   170,140     184,678     153,468
                                                     ========     ========    ========

OPERATING PROFIT
Germany............................................    19,213      20,559      13,983
United States......................................     6,599      12,127       6,852
Rest of World......................................     2,363       2,803       2,085
                                                     --------     --------    --------
Total..............................................    28,175      35,489      22,920
Interest income - net..............................     1,835       1,207       1,397
Foreign exchange loss..............................     (610)     (2,634)       (510)
                                                     --------     --------    --------
Income before income tax...........................    29,400      34,062      23,807
                                                     ========     ========    ========


TOTAL ASSETS
Germany............................................   110,600      90,738
United States......................................    14,903      25,148
Rest of World......................................    25,101      25,615
                                                     --------     --------
Total..............................................   150,604     141,501
                                                     ========     ========


The Company's property, plant and equipment by geographic location and capital expenditures by geographic area are as follows:

Property, plant and equipment:
                                                       DECEMBER 31,
                                                   -----------------------
                                                      2001        2000
                                                     ((EURO) IN THOUSANDS)

Germany............................................    27,271     23,184
United States......................................       729        972
Rest of World......................................     2,184      1,682
                                                     --------     --------
Total..............................................    30,184     25,838
                                                     ========     ========


                          PFEIFFER VACUUM TECHNOLOGY AG
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


Capital expenditures:

                                                        DECEMBER 31,
                                               -------------------------------
                                                 2001       2000        1999
                                               --------   --------    --------
                                                      ((EURO) IN THOUSANDS)
Capital expenditures:
Germany......................................    7,466     12,098       3,328
United States................................       71        565         451
Rest of World................................    1,554      1,028         617
                                               --------   --------    --------
Total........................................    9,091     13,691       4,396
                                               ========   ========    ========


Intercompany sales between Germany and other geographic areas are at list prices less a discount.

Export sales from Germany to unaffiliated customers amounted to (euro) 18.8 million, (euro) 26.7 million and (euro) 24.3 million for the years ended December 31, 1999, 2000 and 2001, respectively. Export sales from other geographic areas are insignificant.


16.   FINANCIAL INSTRUMENTS


FAIR VALUE

     The carrying value of financial instruments such as cash, accounts receivable and accounts payable approximate their fair value based on the short-term maturities of these instruments or reference to similar instruments. Fair market values of investments are determined based on quoted market prices.

The fair value of the Company's long-term debt as of December 31, 2001 is estimated to be approximately (euro) 9,788,000. This estimate is based on market interest rates available to the Company for similar borrowings.


CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable and foreign exchange contracts. The Company's cash and cash equivalents are principally denominated in Euro and are maintained principally with three financial institutions in Germany. The Company provides credit in its normal course of business to a wide variety of customers. The Company did not have sales exceeding 10% to any individual customer in the years ended December 31, 1999, 2000 and 2001. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit risks.


FOREIGN CURRENCY EXCHANGE CONTRACTS

     The Company enters into foreign currency forward contracts to hedge the exposure of its forecasted sales to fluctuations in foreign currency exchange rates. Approximately 39% of the Company's net sales are denominated in currencies other than the Euro. These forward contracts are limited to currencies in which the Company has significant sales that are denominated in foreign currencies (primarily U.S. dollar and British pound) and are designed to protect specifically against the impact of changes in exchange rates on these sales.


                          PFEIFFER VACUUM TECHNOLOGY AG
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

The Company has assessed these contracts to be highly effective hedges of the impact of foreign exchange rate changes on its sales. The Company does not engage in speculative hedging for investment purposes. The maturities for all forward contracts are aligned with the date the sales are anticipated to occur. As of December 31, 2001, no contracts held by the Company had a maturity date greater than one year from the contract dates.

All of the Company's contracts are market-to-market at period end using quoted forward rates. During the year 2001, the Company recognized a gain of (euro) 191,000 in other comprehensive income. As of December 31, 2001, the notional amount of the forward contracts was (euro) 13,309,000. Realized gains and losses upon settlement of foreign currency forward contracts are recorded in the income statement as foreign exchange gain/(loss).

The Company performs ongoing credit evaluations of the parties to these contracts and enters into contracts only with well established financial institutions.


17.   EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:


                                                      2001             2000            1999
                                                    ORDINARY         ORDINARY        ORDINARY
                                                     SHARES           SHARES          SHARES
                                                  ------------     -----------      -----------
NUMERATOR:
Net income ((euro)in thousands)................       18,871           19,082           13,332
                                                  ===========      ===========      ===========
DENOMINATOR:
Denominator for basic earnings per
  share--weighted-average shares...............    8,719,507        8,526,312        8,652,141

EFFECT OF DILUTIVE SECURITIES:
Convertible bonds (Note 8).....................            -          104,293          305,258
                                                  -----------      -----------      -----------
Denominator for diluted earnings per
  share--adjusted weighted average shares and
  and assumed conversions......................    8,719,507        8,630,605        8,957,399
                                                  ===========      ===========      ===========
Basic earnings per share ((euro))..............         2.16             2.24             1.54
                                                  ===========      ===========      ===========
Diluted earnings per share ((euro))............         2.16             2.21             1.49
                                                  ===========      ===========      ===========


18.  BUSINESS ACQUISITION

     In June 2000, the Company acquired 75% of the outstanding shares of the Memex Optical Media Solutions AG, Zuzwil/Switzerland, for Swiss Francs 2.5 million ((euro) 1.6 million). Memex is a supplier of Digital Versatile Disc
(DVD) production equipment.

The acquisition has been accounted for using the purchase method of accounting and as such, the results of operations of Memex Optical Media Solutions AG have been consolidated beginning June 1, 2000. Goodwill of (euro) 1.2 million was recorded in connection with the acquisition and is being amortized over ten years.


                          PFEIFFER VACUUM TECHNOLOGY AG
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


The pro forma impact of the acquisition assuming it had occurred on January 1, 1999, would not have had a material impact on the Company's revenues, net income, or earnings per share.

In December 2001, the Company acquired 100% of the share capital of Janine Verwaltungs-GmbH in Stuttgart/Germany. The company had no operating activities for the year ended December 31, 2001. The pro forma impact of acquisition assuming it had occurred on January 1, 2000, would not have had a material impact on the Company's revenues, net income, or earnings per share.


                                  EXHIBIT INDEX

1.1 Articles of Association (SATZUNG) of the Company, as amended to the date hereof (English translation included).


1.2 Internal Rules of Procedure (GESCHAFTSORDNUNG) of the Company (English translation included), incorporated herein by reference to Exhibit 1.2 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.


2.1 Amended and Restated Deposit Agreement, dated as of July 15, 1998, among the Company, the Bank of New York, as Depositary, and each Holder and Beneficial Owner from time to time of American Depositary Receipts issued thereunder, including therein a form of American Depositary Receipt representing the American Depositary Shares registered, incorporated herein by reference to Exhibit (a) to Post-Effective Amendment No. 2 to the Form F-6 Registration Statement of the Company and The Bank of New York as Depositary, filed with the U.S. Securities and Exchange Commission on July 10, 1998.


2.2 Form of Certificate of Ordinary Shares, without nominal value (English translation included) incorporated herein by reference to Exhibit 2.2 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.


2.3 Terms of Issuance of Convertible Bonds issued in 1996 (English version), incorporated herein by reference to Exhibit 2.3 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.


2.4 Terms of Issuance of Convertible Bonds issued in 2000 (English version), incorporated herein by reference to Exhibit 2.4 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.


8.2  Significant subsidiaries: Please see part C (Organizational Structure) in
     Item 4 (Information on the Company).



                                                                EXHIBIT 1.1






                             ARTICLES OF ASSOCIATION



                                       OF



                          PFEIFFER VACUUM TECHNOLOGY AG

                        WITH ITS STATUTORY SEAT IN ASSLAR





                                     HR B 44


                        IN THE VERSION OF 15 AUGUST 2001









                                      I hereby certify that this document is a fair and accurate English translation of the Articles of Association (SATZUNG) of Pfeiffer Vacuum Technology AG, as amended to the date hereof.


                                      By:  /S/ WOLFGANG DONDORF
                                           ------------------------------------
                                      Name: Wolfgang Dondorf
                                      Title: Chairman of the Management Board

                                COMPLETE WORDING
                         OF THE ARTICLES OF ASSOCIATION

                                       of

                          PFEIFFER VACUUM TECHNOLOGY AG

                       WITH ITS STATUTORY SEAT IN ASSLAR,

                                   registered

            in the commercial register of the local court of Wetzlar
                            under the number HRB 44.






                                       I.
                                  GENERAL TERMS





                                    SECTION 1

                              NAME, STATUTORY SEAT

(1)  The name of the Corporation shall be

                         Pfeiffer Vacuum Technology AG.

(2)  The Corporation shall have its statutory seat in Asslar.

                                    SECTION 2

                           OBJECTIVE OF THE ENTERPRISE

(1) The objective of the enterprise shall be the development, planning, design, manufacture, application, sale and distribution of technical apparatuses and equipment, especially those with the "Pfeiffer Vacuum Technology" under the trademark "Pfeiffer," and the participation in domestic and foreign enterprises.

(2) The Corporation may operate in related areas and carry on all business which is related to the objective of the enterprise.

(3)  The Corporation may establish domestic and foreign branch offices.




                                    SECTION 3

                    DURATION OF THE CORPORATION, FISCAL YEAR

(1)  The Corporation is established to exist indefinitely.

(2)  The fiscal year is the calendar year.




                                    SECTION 4

                             OFFICIAL NOTIFICATIONS

Official corporate notifications shall be published in the BUNDESANZEIGER (Federal Gazette).

                                       II.
                            SHARE CAPITAL AND SHARES





                                    SECTION 5

                   AMOUNT AND CLASSIFICATION OF SHARE CAPITAL

(1)  The share capital of the Corporation shall amount to

                               Euro 22,503,936.00
                                 (in words: Euro
  twenty-two million five-hundred-three thousand nine hundred and thirty-six).

     Share capital shall be divided into 8,790,600 non par value shares.

(2) The form and content of share documents as well as dividend and renewal coupons shall be determined by the Management Board with the consent of the Supervisory Board.

(3) The Corporation may combine several individual shares into one or more share certificates, which document or documents then represent several shares ("global-share certificates"). Shareholders shall not be entitled to the issuance of individual share certificates subject to the requirements of any stock exchange on which shares may be listed.

(4) Upon an increase in capital, profit participation of the new shares may be regulated in a way other than under section 60 AKTIENGESETZ (Stock Corporation Law).

(5) The Management Board is authorized to increase, subject to the consent of the Supervisory Board, the Corporation's share capital on or prior to June 5, 2005 by issuing non par value shares against cash contributions, in one or several tranches, for an amount up to Euro 8,640,000.- (Authorized Capital I). The shareholders shall be granted a pre-emptive right. The Management Board is authorized to exclude, subject to the consent of the Supervisory Board, fractional shares from the pre-emptive right.

(6) The Management Board is authorized to increase, subject to the consent of the Supervisory Board, the Corporation's share capital on or prior to June 5, 2005 by issuing new non par value shares against cash contributions, in one or several tranches, for an amount up to Euro 2,160,000.-. With the consent of the Supervisory Board, the Management Board may exclude the pre-emptive rights of the shareholders,

     - in order to be able to issue the new shares in an overall nominal amount of up to Euro 1,660,000.- at an issue price that is not substantially below the stock exchange price,

     - in order to be able to issue the new shares in a nominal amount of up to Euro 500,000.- to employees.

     If the Management Board does not make use of its authorization to exclude the pre-emptive rights, the pre-emptive rights of the shareholders may be excluded, with the consent of the Supervisory Board, for fractional shares only.

(7)  Deleted

(8) The share capital is conditionally increased by up to Euro 1,152,000.- through the issuance of up to 450,000 non par value bearer shares (common shares). The conditional capital increase serves to grant to the holders of convertible bonds that were issued pursuant to the authorization by the General Meeting of June 6, 2000 the right to convert. The conditional capital increase shall be implemented only insofar as the holders of the convertible bonds issued make use of their right to convert. The new shares shall participate in the profits for the entire fiscal year in which the right to convert is exercised.

                                      III.
                                MANAGEMENT BOARD



                                    SECTION 6

           TERM, COMPOSITION, RESOLUTIONS, INTERNAL RULES OF PROCEDURE

(1) Members of the Management Board shall be appointed by the Supervisory Board for no longer than five years. Re-appointment or extension of the term for no more than five years at a time shall be permitted.

(2) The Management Board consists of one or more persons. The number of the members of the Management Board shall be set by the Supervisory Board according to law. The Supervisory Board shall appoint a chairman and may appoint a deputy chairman of the Management Board. The deputy chairman has the rights of the chairman in the event the latter is prevented from carrying out his duties. The Supervisory Board may appoint Vice-members of the Management Board.

(3) The Supervisory Board may enact, change or repeal Internal Rules of Procedure including a schedule of responsibilities for the Management Board.

(4) The resolutions of the Management Board shall pass by a simple majority vote. The vote of the chairman of the Management Board shall serve to break a tie. As long as no member of the Management Board objects, resolutions can be taken by alternate means (by writing, telegraph, telex, telefax or telephone).

                                    SECTION 7

                             AUTHORITY TO REPRESENT

(1) If only one member is commissioned to the Management Board, then he alone represents the Corporation. If the Management Board consists of more than one person, then the Corporation is legally represented by two members of the Management Board or through one member of the Management Board together with a PROKURIST (General Manager).

(2) The Supervisory Board may determine that any one or all of the members of the Management Board are alone authorized to represent the Corporation



                                    SECTION 8

               CONDUCT OF BUSINESS, TRANSACTIONS REQUIRING CONSENT

(1) The members of the Management Board shall manage the affairs of the Corporation in accordance with law, the Articles of Association and Internal Rules of Procedure of the Management Board including the schedule of responsibilities.

(2) The Supervisory Board may designate, in the Internal Rules of Procedure for the Management Board or by resolution, transactions which require its consent.

                                       IV.
                              THE SUPERVISORY BOARD



                                    SECTION 9

                      COMPOSITION OF THE SUPERVISORY BOARD

(1)  The Supervisory Board of the Corporation consists of six members.

(2) Unless otherwise determined by the General Meeting, the election of members of the Supervisory Board is effective for the time through the termination of the General Meeting which resolves on the discharge of these members for the fourth fiscal year following the year of election, whereby the year in which the election takes place is not counted.

(3) Substitute members of the Supervisory Board may be elected to replace members of the Supervisory Board who untimely retire from it. These substitute members are to take the place of members who untimely retire for the remainder of their term in an order set by the election.

(4) In the first meeting after its election the Supervisory Board will elect from its membership a chairman and a deputy chairman. The election is effective for the term of office of the person elected.

(5) Any member of the Supervisory Board may renounce his office at any time with four weeks' written notice to the Management Board along with notice to the chairman of the Supervisory Board.

(6) If a Supervisory Board member is newly elected to take the place of an untimely retiring member, the new board member shall hold office for the remainder of the term of office of the untimely retiring member. If a substitute member has taken the place of an untimely retiring member, the office of the substitute member expires upon the termination of the next General Meeting in which a new Supervisory Board member is elected in accordance with sentence one.

(7) If the BETRIEBSVERFASSUNGSGESETZ (Works Council Constitution Act) or the MITBESTIMMUNGSGESETZ (Co-Determination Law) requires representation of employees on the Supervisory Board, then these will be elected in accordance with applicable provisions of law.



                                   SECTION 10

              CONVOCATION, RESOLUTIONS, INTERNAL RULES OF PROCEDURE

(1)  The Supervisory Board shall pass Internal Rules of Procedure.

(2) The meetings of the Supervisory Board shall be called by the chairman of the Supervisory Board under observation of a written notice period of 14 days. For computation of such period both the day of posting of the invitation and the day of the meeting are not counted. The particular items for the agenda of the meeting shall be given in said written notice. In emergency situations the notice period may be shortened or the notice may be made by telegraph, per telex, telefax or telephone.

(3) Resolutions of the Supervisory Board shall be made in duly convened meetings. Upon direction of the chairman of the Supervisory Board, resolutions may also be made by writing, telegraph, telex or telefax, as long as no member immediately objects to this procedure.

(4) The Supervisory Board is capable of taking resolutions when at least half of its members participate in the resolution-making. Absent members of the

     Supervisory Board can participate by giving their written vote through Supervisory Board members who are present at the meeting.

(5) Resolutions pass by a simple majority of the voting members unless otherwise required by law.

(6) As a rule, meetings of the Supervisory Board shall take place quarterly. The Supervisory Board may furthermore be convened at any time a business purpose justifies.

(7) The members or the Management Board shall attend and advise at meetings of the Supervisory Board unless the personal affairs of a member of the Management Board justify an exception.

     The chairman of the Supervisory Board or the Supervisory Board itself may exclude this participation in particular instances.



                                   SECTION 11

              COMPENSATION OF THE MEMBERS OF THE SUPERVISORY BOARD

The members of the Supervisory Board shall receive compensation plus reimbursement of their expenses plus value-added tax, if any. The amount of the compensation will be determined by the General Meeting.

                                       V.
                                 GENERAL MEETING



                                   SECTION 12

                  MEETING PLACE, CONVOCATION, AND PARTICIPATION

(1) The General Meeting shall take place at the statutory seat of the Corporation, in Wetzlar or Gieben, or at the statutory seat of a German stock exchange, to which the shares are admitted for trade.

(2) The General Meeting shall be convened by the Management Board, or, where required by law, by the Supervisory Board.

(3) Convocation must be announced along with the agenda for the General Meeting at least one month before the deadline for deposit designated in subparagraph (5) of this paragraph; the day of the announcement and the day of the deadline for deposit are not calculated herein.

(4) Only those shareholders who have deposited, and leave until the end of the General Meeting, their shares no later than on the seventh day before the day of the General Meeting with an institution designated in the convocation shall be authorized to participate in the General Meeting, to exercise their voting rights, and to make petitions. In the case that the last day when shares can be deposited is a Sunday, Saturday or other legal holiday at the place where the shares are deposited, then the deposit must be made on the last preceding working day.

(5) Said deposit shall be considered to have been effected if the shares, with consent of the depository institution and on behalf of this institution, are kept in a safety deposit of a credit institution until the end of the General Meeting.

                                   SECTION 13

                                  VOTING RIGHTS

Every non par value share has one vote at the General Meeting.



                                   SECTION 14

                    CHAIRMAN AND THE REACHING OF RESOLUTIONS

(1) The chairman of the Supervisory Board or another person to be determined by the Supervisory Board shall conduct the General Meeting.

(2) Resolutions of the General Meeting shall pass with a simple majority of the votes cast unless a greater majority or further requirements are provided by law. If the Stock Corporation Law requires a majority of the share capital represented at the meeting in order to pass a resolution, a simple majority shall suffice if legally permitted.

(3) If in a first-round election a simple majority vote is not reached there shall be a vote for those two persons who obtained the two greatest numbers of votes. In the second round the person with the greater number of the votes shall win the election and in a case of a tie, a tie-breaking drawing shall be conducted by the chairman of the General Meeting.



                                   SECTION 15

                            ORDINARY GENERAL MEETING

The Ordinary General Meeting shall take place during the first eight months of every fiscal year. The Ordinary General Meeting has especially to decide on the use of the year's balance-sheet profit, the discharge of the members of the Management Board and the Supervisory Board, the selection of an auditor, the election of members of the Supervisory Board and where provided by law, the determination of the annual statements.



                                       VI.
                            MISCELLANEOUS PROVISIONS



                                   SECTION 16

                                    RESERVES

(1) If the Management and Supervisory Boards determine the annual financial statements, they may appropriate up to 50% of the Corporation's annual surplus to voluntary reserves. Furthermore, they may appropriate up to another 50% of the Corporation's annual surplus to voluntary reserves, unless the voluntary reserves exceed or would exceed after appropriation 50% of the Corporation's share capital.

(2) Appropriations to the statutory reserve and losses carried forward from prior years are to be deducted beforehand in the calculation of any portion of the annual surplus to be appropriated to voluntary reserves as provided for in paragraph (1).

                                   SECTION 17

                    AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Supervisory Board is authorized to adopt amendments to Articles of Association that affect only their wording, including adjustments following a change of registered capital.



                                   SECTION 18

                             TRANSFORMATION EXPENSES

The Corporation has been transformed by a Resolution of Transformation dated February 21, 1996, in accordance with sections 190 ff., 238 ff.
UMWANDLUNGSGESETZ (Corporate Transformation Law) from a GESELLSCHAFT MIT BESCHRANKTER HAFTUNG (limited liability company) into an AKTIENGESELLSCHAFT (stock corporation).

     The expense of this change of business form in an amount of approximately DM 100,000.--is to be carried by the Corporation.

                                    - - - - -