Form 20-F
period 2002-12-31
PFEIFFER VACUUM TECHNOLOGY AG
filed 2003-03-25
CIK 1010613

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF l934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
Commission file number 005-46629

PFEIFFER VACUUM TECHNOLOGY AG
(Exact name of Registrant as specified in its charter)

FEDERAL REPUBLIC OF GERMANY
(Jurisdiction of incorporation or organization)

BERLINER STRASSE 43, D-35614 ASSLAR, GERMANY
(Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered

American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange
Ordinary Shares, without nominal value

     Securities registered or to be registered pursuant to Section l2(g) of the Act.

NONE
(Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares, without nominal value	8,790,600
(as of December 31, 2002)

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

Preliminary Remarks

     These consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) and the regulations of the United States Securities and Exchange Commission (SEC), Washington D.C., U.S.A.

Unless the context otherwise requires, the terms “Pfeiffer” and “the Company” are used synonymously for Pfeiffer Vacuum Technology AG and the subsidiaries included in the consolidated financial statements.

Unless express reference is made to a differing presentation, all amounts in the Company’s corporate reports are expressed in euros (€). The consolidated financial statements for the years 1998 through 2000 were prepared in Deutsche Marks (DM), and have been translated into euros at the officially stipulated conversion rate.

Forward-Looking Statements

     This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended by Section 21E of the Securities Exchange Act of 1934. Among other things, such forward-looking statements relate to environmental protection, legal disputes, patents, capital requirements and general conditions to which the Company is subject in its daily business. Such forward-looking statements are based predominantly upon the Company’s current expectations and are subject to certain risks and uncertainties. The accuracy of such forward-looking statements is dependent upon the actual development of the competitive environment. Other influences can include serious economic difficulties of customers, supply shortages of raw materials, new legislation, fluctuations in currency exchange rates, as well as a global economic crisis. The Company can provide no assurance that its forward-looking statements will materialize.

Part I

Item 1.	Identity of Directors, Senior Management, and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.     Selected Financial Data

Critical Accounting Policies

     The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on the company’s historical experiences combined with management’s understanding of current facts and circumstances. Certain of the company’s accounting policies are considered critical as they are both important to the portrayal of the company’s financial condition and results and require significant or complex judgment on the part of management. The following is a summary of certain accounting policies considered critical by management of the company.

Revenue Recognition and Accounts Receivable

     The Company recognizes revenue when title and risk of ownership have passed to the buyer. Allowances for doubtful accounts are estimated at the individual operating companies based on estimates of losses related to customer receivable balances. Estimates are developed by using standard quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though the Company considers these balances adequate and proper, changes in economic conditions in specific markets in which the Company operates could have a material effect on reserve balances required.

Inventory Valuation

     Management reviews its inventory balances to determine if inventories can be sold at amounts equal to or greater than their carrying amounts. The review includes identification of slow moving inventories, obsolete inventories, and discontinued products. The identification process includes historical performance of the inventory, current operational plans for the inventory, as well as industry and customer specific trends.

Employment Related Benefits

     The company incurs certain employment-related expenses associated with pensions and other post retirement benefits. In order to measure the expense associated with these employment-related benefits, management must make a variety of estimates including discount rates used to present value certain liabilities, assumed rates of return on assets set aside to fund these expenses, compensation increases, employee turnover rates, and anticipated mortality rates. The estimates used by management are based on the company’s historical experience as well as current facts and circumstances. The company uses third-party specialists to assist management in appropriately measuring the expense associated with these employment-related benefits. Different estimates used by management could result in the company recognizing different amounts of expense over different periods of time.

Selected Financial Data

     The following selected financial data should be read in conjunction with, and are qualified in their entirety by, the Company’s Consolidated Financial Statements and notes thereto and Operating and Financial Review and Prospects included elsewhere in this Report.

The consolidated statement of income data and balance sheet data have been derived from the Company’s Audited Consolidated Financial Statements, prepared in accordance with accounting principles generally accepted in the United States.

	2002	2001	2000	1999	1998
	€	€	€	€	€

	(in thousands)
Statement of Income Data
Net sales	150,942	170,140	184,678	153,468	142,758
Gross profit	70,624	77,023	82,913	65,444	62,139
Selling, general and administrative expenses	34,428	36,095	34,950	31,409	30,774
Research and development expenses	10,400	8,064	7,631	7,735	6,475
Operating profit	21,169	28,175	35,489	22,920	21,786
Income before taxes	24,818	29,400	34,062	23,807	23,417
Income taxes:
Current	7,513	10,510	15,917	10,066	10,904
Deferred	(230)	19	(937)	409	132
Net income	17,535	18,871	19,082	13,332	12,645

Balance Sheet Data
Current assets	121,818	115,650	111,150	87,275	97,456
Total assets	155,496	150,604	141,501	106,466	115,503
Current liabilities	20,486	26,589	37,677	29,692	33,854
Long term debt	7,746	9,037	6,136	—	—
Share capital	22,504	22,504	22,065	21,635	22,497
Shareholders’ equity	92,508	83,402	67,107	47,958	53,799

	2002	2001	2000	1999	1998
	€	€	€	€	€

Other Data
Operating Profit per Ordinary Share:
Basic	2.41	3.23	4.16	2.65	2.48
Diluted	2.41	3.23	4.11	2.56	2.34
Net Income per Ordinary Share:
Basic	1.99	2.16	2.24	1.54	1.44
Diluted	1.99	2.16	2.21	1.49	1.36
Dividends paid per Ordinary Share, declared	0.56	0.56	0.51	0.39	0.29
Dividends paid per Ordinary Share in US dollars	$0.59	$0.50	$0.47	$0.38	$0.29
Number of authorized, issued and outstanding shares
- adjusted weighted average — basic	8,790,600	8,719,507	8,526,312	8,652,141	8,800,000
Number of diluted shares
- adjusted weighted average	8,790,600	8,719,507	8,630,605	8,957,399	9,311,229

In conformity with the tax reform that has been in effect in Germany since January 1, 2001, and to assure comparability of the data, the presentation of the dividend payment per share has been changed from a gross-dividend to a cash-dividend basis. See also Note 10. E — Taxation.

Exchange Rate Information

     Fluctuations in the exchange rate between the euro (€) and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADRs on the conversion by the Depositary into U.S. dollars of cash dividends, if any, paid in euro on the Ordinary Shares represented by the ADRs.

The table below sets forth, for periods after the introduction of the euro on January 1, 1999, the high, low, average and period-end noon buying rates for the euro expressed as U.S. dollars per € 1. For 1998 the table reflects the high, low, average, and period-end noon buying rates for the Deutsche Mark, shown after conversion into the euro at the Official Fixed Conversion Rate and expressed as U.S. dollars per € 1.

Year Ended December 31,	High	Low	Average Rate (1)	End of Period

1998	$1.2179	$1.0549	$1.1120	$1.1733
1999	1.1806	1.0024	1.0654	1.0027
2000	1.0394	0.8286	0.9212	0.9305
2001	0.9548	0.8388	0.8958	0.8820
2002	1.0477	0.8600	0.9449	1.0477
July 2002	1.0141	0.9733	0.9920	0.9782
August 2002	0.9894	0.9671	0.9773	0.9858
September 2002	0.9972	0.9643	0.9806	0.9850
October 2002	0.9894	0.9725	0.9810	0.9861
November 2002	1.0156	0.9903	1.0013	0.9929
December 2002	1.0477	0.9887	1.0185	1.0477
2003 (through January 31, 2003)	1.0881	1.0371	1.0621	1.0817

(1)	The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and use of Proceeds

Not applicable.

D.	Risk Factors

     Within the context of its global operations, the Company is naturally subject to various risks, which are intrinsically linked with its entrepreneurial activities. The Company’s risk management system assures early identification of existing risks and proper treatment thereof. Measures have been developed and implemented to avoid, reduce and secure risk. The risk management system is regularly reviewed for its fundamental suitability for identifying developments that could endanger the continued existence of the company.

General Economic Conditions in the United States and Europe

     A substantial portion of the Company’s sales are generated in Europe and the United States. As a result, an economic weakness or a decline in growth in these markets can have a negative impact on Pfeiffer’s profitability. A substantial slow-down or decline in demand for the Company’s products could have serious effects on its economic and financial positions.

Technological Changes and Introduction of New Products

     The vacuum industry is characterized by ongoing technological change, as well as by enhancements and new developments to its products. A substantial portion of the Company’s economic success is dependent upon its ability to continue to market enhanced or new products on a timely basis and at competitive prices. The failure of the Company to preserve its technological lead and manufacture adequate new products in the event of substantial technological change or the superiority of a competition product could lead to serious changes with respect to the Company’s business operations, financial condition and profitability.

Highly Competitive Industry

     The Company is one of the leading full-line suppliers of vacuum technology and operates in a highly competitive market. Significant factors that affect competition include product performance, applications support, post-sales service and training, a network of sales and service organizations, pricing and product availability, as well as brand name recognition. Certain of Pfeiffer’s competitors have greater resources and a broader product line. There can be no absolute assurance that the Company will be able to continue to increase or maintain its market share or that stronger competition might not have a negative effect on its business operations, financial condition and profitability.

Manufacturing Facilities

     Until year-end 2001, nearly all of the products marketed by the Company had been manufactured in the factory in Asslar, Germany. Beginning January 2002, components and systems for the production of DVDs are being developed and manufactured at a second manufacturing facility in Aschaffenburg, Germany. Nevertheless, an interruption in production in Asslar could have a material effect on the Company’s operations, finances and profitability.

Currency Risk

     The Company prepares its financial reports in euros (€). Approximately thirty-six percent of its sales are invoiced in foreign currencies, primarily in U.S. dollars and British pounds. The Company’s sales, operating profit and cash flow are significantly exposed to changes in exchange rates between the euro and foreign currencies. The Company utilizes foreign currency forward transactions to hedge anticipated receipts in foreign currencies against foreign currency exchange fluctuations. Such hedging transactions are restricted to currencies in which the Company generates substantial sales (primarily U.S. dollars and British pounds) and are conducted exclusively with well established financial institutions. The Company does not engage in speculative foreign currency forward transactions for investment purposes.

Risks Associated with International Operations

     As in the case of all internationally operating enterprises, the Company is subject to general risks with respect to regional economic conditions, differing taxation and legislation, unexpected changes in national regulatory requirements, compliance with import and export conditions, as well as foreign legislation. It also has to observe foreign import and export licensing requirements, trade restrictions and changes in tariff and freight rates, etc., which can involve risks.

Item 4:	Information on the Company

A.	History and Development of the Company

     Pfeiffer Vacuum Technology AG is domiciled at Berliner Strasse 43, D-35614 Asslar, Germany; telephone: +49-(0)6441-802-314, fax: +49-(0)6441-802-365; http://www.pfeiffer-vacuum.de.

The Company is a stock corporation (“Aktiengesellschaft”) organized under the laws of the Federal Republic of Germany. It develops, manufactures, sells and services a broad range of vacuum technology products for various applications. Pfeiffer Vacuum was founded in 1890. The Company had already been active in the vacuum technology industry since the early 20th century, and developed into a leader in vacuum technology with such developments as the turbomolecular pump in 1958. In 1996, the Company was converted from a limited liability company (“Gesellschaft mit beschränkter Haftung”) into a stock corporation (“Aktiengesellschaft”) and listed on the New York Stock Exchange (“NYSE”). A second listing of the Company’s common shares on the Frankfurt Stock Exchange (Neuer Markt) has been in effect since April 15, 1998.

In May 1999, the Company purchased 100% of the assets and liabilities of Catalano Associates, Inc. (Semivac), which is domiciled in the United States, for a purchase price of US$3.3 million. Semivac distributes and services vacuum components. In June 2000, Pfeiffer Vacuum acquired 75% of the shares of Pfeiffer Vacuum Systems (International) AG (formerly Memex Optical Media Solutions AG), of Zuzwil, Switzerland, in consideration for payment of a purchase price of 2.5 million Swiss francs (€ 1.6 million). The subsidiary manufactures production systems for Digital Versatile Discs (DVDs).

In January 2002, the Company acquired fixed assets, intangible assets and inventories from the bankruptcy trustee of Multimedia Machinery GmbH for a purchase price of € 2.4 million. Pfeiffer also hired 45 former employees of Multimedia Machinery GmbH. This acquisition will enable the Company to expand its activities relating to the development, manufacture and marketing of metalizers as well as complete manufacturing lines for the production of prerecorded and rewritable DVDs.

B.	Business Overview

Introduction

     The Company develops, manufactures, sells and services a broad range of turbomolecular pumps, backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations, as well as customized vacuum systems. Its product portfolio also includes digital pressure gauges, complementary vacuum components and vacuum instruments, as well as components and systems for the production of prerecorded and rewritable DVDs.

Pfeiffer possesses a global sales and service network, comprised of its own sales offices, subsidiaries and exclusive marketing agents. Moreover, there are service support points in all major industrial locations throughout the world. The Company’s primary markets are in Europe, America and Asia.

Nature of the Company’s Operations and Principal Activities

     The Company’s products are employed in a broad range of commercial and analytical applications. Many products used in daily life can only be manufactured with the aid of a vacuum process. Materials having differing melting points, e.g. metal and plastic or metal and glass, can only be bonded to one another in a vacuum chamber. Through utilization of vacuum technology, it is possible to reproduce pressure conditions similar to those that exist in space, which are required for the production of numerous high-tech products, e.g. the fabrication of semiconductors, Compact Discs, computer hard disks, optical lenses, architectural glass, coated eyeglass lenses, television tubes, computer monitors, mobile phone displays, CDs and DVDs, incandescent lamps, automotive electronics, automotive headlamps, surface-treated replacement and machine parts, as well as electron microscopes. Moreover, vacuum technology is employed in scientific research and space simulation.

Pfeiffer possesses decades of research and development experience relating to vacuum systems and the manufacture of efficient, dependable vacuum pumps. The Company maintains close contact with its customers, primarily during the product development phase, to assure the manufacture of products that satisfy market requirements. In addition to highly precise engineering, the manufacture of vacuum pumps also necessitates differentiated quality controls. Pfeiffer possesses a highly developed CAD/CAM system that assures a high degree of precision engineering of its products.

The Company is certified under ISO 9001 (Quality) and ISO 14001 (Environment). Independent experts from the International Organization of Standardization issue such certifications when a Company evidences that it is in compliance with the high international standards of quality, safety and environmental protection for manufacturing operations. Follow-up audits are conducted at regular intervals. A follow-up certification was issued in October 2002.

The Company’s customers include manufacturers of analytical instruments and manufacturers of vacuum process equipment, research and development institutions, as well as companies that employ vacuum processes in their production operations. The Company sells its products to both original equipment manufacturers (OEMs) as well as to end users. The Company’s customer base also assures that income can be generated from the sale of replacement parts and the provision of customer service. In the years 2002, 2001 and 2000, no single customer accounted for more than 10% of the Company’s total sales.

The Company has been listed on the New York Stock Exchange (“NYSE”) since July 1996. All of the Company’s common shares were sold to the public in an initial public offering. Since April 15, 1998, the Company has also been listed on the Frankfurt Stock Exchange (Neuer Markt).

Principal Markets

Percentage of
The Company serves the following	Revenues in 2002
Market Segments	%

Analytics	25
Research and Development	22
Coating	20
Semiconductor	12
Chemical/Process Engineering	5
Storage Media	4
Other Markets	12

Total	100

The Company’s sales by geographical area are as follows:

	2002	2001	2000

	€	€	€
Germany	40,530	47,987	42,399
Europe	50,868	56,596	59,348
United States	35,786	44,770	62,883
Rest of world	23,758	20,787	20,048

Total	150,942	170,140	184,678

Seasonality

     The Company’s business is subject to neither seasonal nor cyclical fluctuations.

Raw Materials and Suppliers

     The Company satisfies its requirements for raw materials, auxiliaries, supplies and finished products from various suppliers in Germany and other countries. Pfeiffer’s sole major supplier, accounting for 26% of its total purchasing volume in 2002, is Inficon AG in Balzers, Liechtenstein (approximately 21% in 2001, less than 10% in 2000). The Company has been purchasing from Inficon for more than twenty years. The Company presently purchases from Inficon primarily vacuum gauges and mass spectrometers, as well as leak detectors. Other sources are available for these products.

Marketing Channels

     The Company distributes its products worldwide through a well-developed, close-knit network of its own sales offices and subsidiaries (in 13 countries) as well as independent marketing agents (in more than 20 countries). Moreover, there are also service support points in all major industrial locations throughout the world.

A major principle of Pfeiffer’s business policy involves close customer relations as well as prompt and direct responses to customer needs. In 2002, the sales team was augmented in the major United States market, and the sales and marketing organization in Germany was restructured and key account managers where appointed.

Dependence of the Company on Intellectual Property, Contracts, and New Manufacturing Processes

     The Company holds numerous patents and has certain patent applications pending. It is convinced that it is not substantially dependent upon any one particular patent or license. Nor is the Company dependent upon special manufacturing contracts, marketing contracts, financing contracts or new manufacturing processes.

Material Effects of Government Regulations

     Manufacturing operations in Germany are subject to numerous laws and regulations. Such laws and regulations impose strict limitations upon permissible environmental impact through pollutants and contain stringent requirements relating to the treatment and disposal of wastes. Through its certification under ISO 14001, the Company subjects itself to a corresponding environmental management system, which involves internal and external monitoring at differing intervals. Although Pfeiffer believes that it is in compliance with all environmental requirements and codes, there can be no assurance that the Company will not be subject to environmentally related liabilities in the future and/or that expenses will not be incurred in order to cover environmentally related liabilities or to assure compliance with environmental requirements.

C.	Organizational Structure

     The Company has 16 subsidiaries in Europe, the United States and Asia, more than 20 exclusively operating marketing agents in other countries, as well as service support points in all major industrial locations throughout the world.

The Company’s subsidiaries are:

Identity and Location of Company	Percent Owned

Pfeiffer Vacuum Asia Ltd., Hong Kong/China	100.0%
Pfeiffer Vacuum Austria GmbH, Wien/Austria	100.0%
Pfeiffer Vacuum Belgium N.V., Temse/Belgium	100.0%
Pfeiffer Vacuum France SAS, BUC/France	100.0%
Pfeiffer Vacuum GmbH, Asslar/Germany	100.0%
Pfeiffer Vacuum Holding B.V., De Meern/Netherland	100.0%
Pfeiffer Vacuum Inc., Nashua/United States	100.0%
Pfeiffer Vacuum Italia S.p.A., RHO (Milano)/Italy	100.0%
Pfeiffer Vacuum Ltd., Newport/Great Britain	100.0%
Pfeiffer Vacuum Nederland B.V., De Meern/Netherland	100.0%
Pfeiffer Vacuum Scandinavia AB, Upplands Väsby (Stockholm)/Sweden	100.0%
Pfeiffer Vacuum Systems GmbH, Aschaffenburg/Germany	100.0%
Pfeiffer Vacuum (Schweiz) AG, Zürich/Switzerland	99.4%
Pfeiffer Vacuum Korea Ltd., Yoinin City, Kyungki-Do/South-Korea	75.5%
Pfeiffer Vacuum Systems (International) AG, Zuzwil/Switzerland	75.0%
Pfeiffer Vacuum India Ltd., Secunderabad/India	73.0%

D.	Property, Plant and Equipment

     The Company is the owner of an approximately 80,000 m 2 (857,000 SF) site in Asslar, Germany. The buildings in which the corporate headquarters, main sales and marketing office and manufacturing operations are housed consist of approximately 57,000 m 2 (613,000 SF) of floor space. Approximately 50,000 m 2 (538,000 SF) thereof are owned by the Company, with the remaining 7,000 m 2 (75,000 SF) being leased from a charitable foundation. Pfeiffer leases approximately 9,000 m 2 (94,000 SF) of its own real property to third parties. Approximately 6,400 m 2 (69,000 SF) of leased floor space is available for the manufacturing, sales and marketing and administrative operations of the facility in Aschaffenburg, Germany. In addition, the Company leases premises for sales and service subsidiaries in various countries.

Essentially, the Company manufactures vacuum pumps, vacuum equipment and vacuum systems at the production location in Asslar, Germany, as well as systems for DVD production in Aschaffenburg, Germany.

Property, plant and equipment are carried at cost of acquisition and depreciated using the straight-line method over the estimated useful life of the assets (three to fifteen years). Pfeiffer regularly evaluates the carrying value of property, plant and equipment with a view to normal continuation of business operations (ongoing-basis principle).

A comprehensive environmental and job safety report is compiled annually. All business processes are reviewed and improved on an ongoing basis within the framework of this quality management system.

All capital investments are financed through the Company’s cash assets.

Property, plant and equipment consist of the following:

	December 31,

	2002	2001

	(€ in thousands)
Land	980	980
Machinery and equipment	45,892	44,356
Buildings and improvements	29,617	29,514
Construction in progress	—	142
Accumulated depreciation	(48,055)	(44,808)

Total property, plant and equipment — net	28,434	30,184

For further information see Notes 5 and 15 to the Consolidated Financial Statements.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion should be read in conjunction with the Financial Statements and notes thereto included elsewhere herein.

Accounting Principles

     The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). German law requires the Company to publish the financial statements of the individual, unconsolidated companies in accordance with the German commercial code, which represents accounting principles generally accepted in Germany (“German GAAP”). German GAAP varies in certain significant respects from U.S. GAAP. Accordingly, the Company has recorded certain adjustments, principally relating to the accounting for fixed assets, derivatives and pension benefits, in order to present the consolidated financial statements in accordance with U.S. GAAP. Based on the requirements of German law (“Kapitalaufnahmeerleichterungs-Gesetz”), the Company did not prepare consolidated financial statements in accordance with German GAAP for 2002 and 2001.

New Accounting Rules and Standards

     The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 “Business Combinations”, SFAS No. 142 “Goodwill and Other Intangible Assets”, SFAS No. 143 “Accounting for Asset Retirement Obligations”, SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure”. The Company does not anticipate the adoption of this statements has a material effect on its financial position or results of operations.

Detailed explanation please see Notes to the Consolidated Financial Statements “Adoption of New Accounting Rules” and “New Accounting Standards”.

Inflation

     The rates of inflation in Germany during 2002, 2001, 2000, 1999 and 1998 were 1.3%, 2.5%, 2.3%, 1.4% and 0.9%, respectively. The effects of inflation on the Company’s operations have not been significant in recent years.

2002 Compared to 2001

Net Sales

The following table summerizes the Company’s net sales by geographical area:

	December 31,

	2002		2001

	(€ in thousands)%		(€ in thousands)%
Net Sales
Germany	40,530	26.9	47,987	28.2
Europe	50,868	33.7	56,596	33.3
United States	35,786	23.7	44,770	26.3
Rest of World	23,758	15.7	20,787	12.2

	150,942	100.0	170,140	100.0

The Company’s net sales decreased by € 19.2 million or 11.3% from € 170.1 million for the year ended December 31, 2001 to € 150.9 million in 2002. The major decreases were recorded in the U.S. by € 9.0 million and in Germany by € 7.5 million. Sales in Europe (excluding Germany) decreased by € 5.7 million. However, in the rest of world the Company was able, to realize a sales increase by € 3.0 million. Turbo pump sales decreased by € 7.3 million, or 11.4%, from € 64.0 million in 2001 to € 56.7 million in 2002. The sales in vacuum components and instruments decreased by € 6.3 million or 13.1% from € 48.0 million in the year 2001 to € 41.7 million.

The global down-turn of the economy, and especially the weakness of the semiconductor industry led to worldwide decreased sales of the Company. To improve its market position during the year 2002 the Company increased its sales force in the U.S.; the German sales force were reorganized and key-account managers were appointed for the most important market segments.

Due to the weakness of the US dollar against the euro the Company’s net sales were adversely impacted by the effect of changes in this exchange rates. The exchange rate accounted for € 2.0 million or 10.4% of the total sales decrease in the year ended December 31, 2002.

Order-intake and Order-backlog

Orders received by the Company decreased by € 13.1 million or 8.3%, from € 158.6 million for the year ended December 31, 2001 to € 145.5 million for the year ended December 31, 2002. The majority of this decrease, € 6.3 million, was attributable to a decrease in orders of turbo pumps, partly offset by an increase of € 4.7 million of orders received in service and spare parts.

The Company’s backlog decreased by € 5.4 million or 20.5%, from € 26.3 million as of December 31, 2001 to € 20.9 million as of December 31, 2002. The majority of the decrease was related to turbo pumps which declined by approximately € 4.2 million. Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time generally should not be construed to represent future levels of sales and orders.

Gross Profit

The Company’s gross profit decreased by € 6.4 million or 8.3%, from € 77.0 million in the twelve months ended December 31, 2001 to € 70.6 million in the twelve months ended December 31, 2002. Gross margin, which is gross profit expressed as a percentage of net sales, increased from 45.3% in 2001 to 46.8% in 2002, principally as a result of better cost management in the factory.

Selling and Marketing Expenses

Selling and marketing expenses decreased € 1.5 million or 6.1% from € 24.7 million in 2001 to € 23.2 million in 2002. The worldwide reorganization and streamlining of the Company’s sales organization led to cost reductions. As a percentage of sales, selling and marketing expenses increased from 14.5% in 2001 to 15.4% in 2002. The lower net sales revenue of the Company led to an increase in the percentage of its selling and marketing expenses.

General and Administrative Expenses

Although material start-up costs of the newly formed production subsidiary in Aschaffenburg (approximately € 1.3 million) are included, the general and administrative expenses decreased by € 0.2 million, or 1.8%, from € 11.4 million in the year ended December 31, 2001 to € 11.2 million in 2002. As a percentage of sales, general and administrative expenses increased from 6.7% in 2001 to 7.4% in 2002, due to the decreased net sales.

Research and Development Expenses

The increase of the Company’s research and development expenses by € 2.3 million, or 28.4%, from € 8.1 million in the year ended December 31, 2001 to € 10.4 million in 2002 was primarily a result of increased research and development activities in the newly acquired DVD-business (approximately € 3.3 million). As a percentage of sales, research and development expenses increased from 4.7% in 2001 to 6.9% in 2002. The Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in entering new markets and expanding its share of markets in which the Company presently competes, including increasing its sales of products to be used in the manufacturing of prerecorded and rewritable DVDs (coating under vacuum), especially metalizers and complete DVD lines for production.

The Company expenses all research and development costs as they are incurred and anticipates that future spending on research and development will be comparable to current levels.

Operating Profit

Operating profit for the year ended December 31, 2002 was € 21.2 million, a decrease of € 7.0 million from € 28.2 million in 2001, principally as a result of significant decreased sales and increased research and development expenses.

Interest Income and Interest Expense

Interest expense amounting to € 0.5 million for the period ended December 31, 2002 decreased by € 0.1 million, and are primarily due to interest expense entitled of the loan of Kreditanstalt für Wiederaufbau. Interest income decreased slightly by € 0.2 million from € 2.4 million in the year ended December 31, 2001 to € 2.2 million in 2002.

Foreign Exchange Gain/Loss

The Company’s foreign exchange loss in the year 2001 was approximately € 0.6 million. In 2002 a gain of € 1.9 million resulted due to the weakness of the US dollar against the euro. Based on US GAAP requirements, in 2002 an unrealized exchange gain (approximately € 1.4 million) was recorded. Depend on fluctuating exchange rates of the euro against the US dollar, in future periods the record of foreign exchange losses is possible.

Income Tax Expense

The Company’s effective tax rate decreased from 35.8% in the year ended December 31, 2001 to 29.3% in the year ended December 31, 2002. In 2002 the Company entered into an integrated inter-company relation for tax purposes and a profit and loss pooling agreement for the German entities. This decision reduced the tax burden.

In 2002, the Company generated taxable income of € 18.0 million in Germany and € 6.8 million outside Germany. The Company’s current tax expense decreased from € 10.5 million in 2001 to € 7.5 million in 2002 as a result of lower taxable income and the Company’s lower effective tax rate. Deferred tax benefits amounted to € 0.2 million in 2002 compared with a minor expense in 2001. For further information see Note 12 to the Consolidated Financial Statements.

Net Income

Net income decreased from € 18.9 million in 2001 to € 17.5 million in 2002, primarily as a result of the factors discussed above.

Inventories

The Company’s inventories increased in the year ended December 31, 2002 by € 2.0 million to € 22.4 million. The production plant in Asslar decreased its inventories by € 4.5 million, the foreign sales companies reduced their stock by € 2.0 million. The newly formed facility in Aschaffenburg began its production in 2002 and increased its inventories to € 8.2 million.

2001 Compared to 2000

Net Sales

The following table summerizes the Company’s net sales by geographical area:

	December 31,

	2001		2000

	(€ in thousands)%		(€ in thousands)%
Net Sales
Germany	47,987	28.2	42,399	23.0
Europe	56,596	33.3	59,348	32.1
United States	44,770	26.3	62,883	34.1
Rest of World	20,787	12.2	20,048	10.8

	170,140	100.0	184,678	100.0

The Company’s net sales, for the year ended December 31, 2001, were € 170.1 million, a decrease of 7.9% from € 184.7 million for 2000. This decrease was primarily due to lower sales in the United States, reflecting the weakness of the U.S. economy and of the global semiconductor industry. Sales in the U.S. in 2001 were € 44.8 million, a decrease of € 18.1 million, or 28.8%, from € 62.9 million in 2000. This decrease was partly offset by an increase in sales in Germany of € 5.6 million, or 13.2%, from € 42.4 million in 2000 to € 48.0 million in 2001. The sales in Europe (excluding Germany) were € 56.6 million in the year ended December 31, 2001, and reflect a decrease of € 2.7 million, or 4.6%, from € 59.3 million in 2000. The rest of the world (excluding the United States) recorded a minor sales increase of € 0.8 million.

Turbo pump sales decreased significantly, by € 19.7 million, or 23.5%, from € 83.7 million in 2000 to € 64.0 million in 2001. Fore vacuum pump sales decreased € 1.8 million, from € 24.1 million in 2000 to € 22.3 million in 2001. The decrease in vacuum pump sales was partially offset by an increase in sales of vacuum instruments and components of € 4.5 million, or 10.3%, from € 43.5 million in 2000 to € 48.0 million in 2001; an increase in sales of systems by € 1.6 million from € 7.4 million in 2000 to € 9.0 million in 2001; and an increase of sales in service and spare parts of 3.5% from € 26.0 million in 2000 to € 26.9 million in 2001.

A strengthening of the U.S. dollar against the euro in 2001 favorably impacted the Company’s net sales. The effect of changes in these exchange rates accounted for approximately € 1.3 million or 0.7% of the total net sales.

Order-intake and Order-backlog

Orders received by the Company decreased by € 38.2 million or 19.4%, from € 196.8 million for the year ended December 31, 2000 to € 158.6 million for the year ended December 31, 2001. The majority of this decrease, approximately € 32.5 million, was attributable to a decrease in orders of turbo pumps received by the Company. The Company’s backlog decreased by € 11.0 million or 29.5%, from € 37.3 million as of December 31, 2000 to € 26.3 million as of December 31, 2001. Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time generally should not be construed to represent future levels of sales and orders.

Gross Profit

The Company’s gross profit decreased by 7.1%, from € 82.9 million in the year ended December 31, 2000 to € 77.0 million in the year ended December 31, 2001. Gross margin, which is gross profit expressed as a percentage of net sales, increased from 44.9% in 2000 to 45.3% in 2001, principally as a result of decreased inventories and, consequently, lower storage costs due to better cost management in the factory.

Selling and Marketing Expenses

Selling and marketing expenses increased € 0.7 million or 2.9% from € 24.0 million in 2000 to € 24.7 million in 2001. As a percentage of sales, selling and marketing expenses increased from 13.0% in 2000 to 14.5% in 2001. The Company increased its selling and marketing efforts in 2001 to minimize the impact of the downturn in the global economy.

General and Administrative Expenses

General and administrative expenses increased by € 0.5 million, or 4.6%, from € 10.9 million in the year ended December 31, 2000 to € 11.4 million in the year ended December 31, 2001, primarily due to the renovation of the Company’s existing building. As a percentage of sales, general and administrative expenses increased from 5.9% in 2000 to 6.7% in 2001.

Research and Development Expenses

Research and development expenses were € 8.1 million in the year ended December 31, 2001, reflecting an increase of 6.6% from € 7.6 million in 2000. As a percentage of sales, research and development expenses increased from 4.1% in 2000 to 4.7% in 2001. The Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in entering new markets and expanding its share of markets in which the Company presently competes, including increasing its sales of products to be used in the manufacturing of prerecorded and rewritable DVDs (coating under vacuum), especially metalizers and complete DVD lines for production.

The Company expenses all research and development costs as they are incurred and anticipates that future spending on research and development will be comparable to current levels.

Operating Profit

Operating profit for the year ended December 31, 2001 was € 28.2 million, a decrease of € 7.3 million from € 35.5 million for the year ended December 31, 2000, principally as a result of increased selling and marketing expenses and general and administrative expenses. The capitalization of the new building also led to increased depreciation costs amounting to € 0.4 million for the year ended December 31, 2001.

Interest Income and Interest Expense

Interest income increased to € 2.4 million in the year ended December 31, 2001, from € 1.8 million in 2000, attributable primarily to an increase in the Company’s cash and cash equivalents. Interest expense was € 0.6 million in both periods.

Foreign Exchange Loss

Foreign exchange losses were approximately € 0.6 million in 2001 as compared with € 2.6 million in 2000. The Company uses forward contracts to hedge against currency exchange rate exposure on sales denominated in currencies other than the euro. The Company’s foreign exchange losses, in both 2000 and 2001, were the result of a stronger U.S. dollar and British pound against the euro.

Income Tax Expense

The Company’s effective tax rate decreased from 44.0% in the year ended December 31, 2000 to 35.8% in the year ended December 31, 2001. This decrease was primarily due to a decrease in the German corporate tax rate from 40% in 2000 to 25% in 2001. In addition, the Company’s decision to distribute a portion of its net income, in the form of a dividend further reduced the corporate tax burden in 2001.

In 2001, the Company generated taxable income of € 19.0 million in Germany and € 10.4 million outside of Germany. The Company’s current tax expense decreased by 34.0% from € 15.9 million in 2000 to € 10.5 million in 2001 as a result of lower taxable income and the decrease in tax rates discussed above. Deferred taxes were a minor expense in 2001 (€ 19,000), compared with a benefit of € 0.9 million in 2000. For further information see Note 12 to the Consolidated Financial Statements.

Net Income

Net income decreased slightly from € 19.1 million in 2000 to € 18.9 million in 2001, primarily as a result of the factors discussed above.

B.	Liquidity and Capital Resources

The Company’s business has historically generated sufficient cash to fund the Company’s operations, including its working capital requirements, capital expenditures and debt repayments. Net cash provided by operating activities increased 9.6%, from € 19.7 million in the year ended December 31, 2001 to € 21.6 million in 2002. The increase is attributable primarily to better accounts receivable management, offset by the lower net income, increased inventories and the reduction of accrued other liabilities and income tax liabilities.

Capital expenditures decreased from € 9.1 million in 2001 to € 2.5 million in 2002. The new factory and the modernization of the existing building at the Asslar facilities were completed in 2001 and the capital expenditures in 2002 reduced to normal levels. Additionally the acquisition of the newly formed production facility in Aschaffenburg led to higher usage of net cash in investing activities (€ 2.4 million).

The net cash flow used in financing in 2002, € 6.1 million, relates primarily to loan repayments of € 1.3 million made by the Company to Kreditanstalt für Wiederaufbau and a dividend payment of € 4.9 million. Prior year net cash provided from financing, € 0.9 million, resulted primarily from additional borrowing from Kreditanstalt für Wiederaufbau. This loan, which had an outstanding principal amount of approximately € 9.0 million (thereof € 7.7 million long-term), as of December 31, 2002, provides financing for specific research and development projects. The loan bears interest at a fixed annual rate of 4.25%. Quarterly payments of principal and interest are due March 31, 2002 through September 30, 2009.

Principal payments on the loan will be as follows:

(€ in thousands)
2003	1,291
2004	1,291
2005	1,291
2006	1,291
2007	1,291
Thereafter	2,582

Total	9,037

The Company’s working capital is sufficient for its present requirements.

An aggregate dividend of approximately € 4.9 million was approved and paid in 2002. A similar dividend (€ 0.56 per share) has been proposed and is expected, upon final approval by the shareholders of the Company, to be paid in 2003.

The Company and its subsidiaries have various lines of credit available for operating purposes of approximately € 10.3 million. No amounts were used on these lines during 2002 or 2001. Substantially all of the credit facilities are denominated in euros.

The Company had 7,900 outstanding convertible bonds with an aggregate principal amount of approximately € 1.0 million, bearing annual interest at six percent. The bonds are convertible into the Company’s ordinary shares upon payment of a conversion price. The latest date at which holders of the bonds may convert them is December 9, 2005 for 3,600 bonds and December 9, 2007 for 4,300 bonds. For further information see Note 8 to the Consolidated Financial Statements.

Other than solvency requirements, there are no legal restrictions on the transfer of funds by the Company’s subsidiaries. The subsidiaries are legally independent enterprises, financing their cash obligations through their business activities.

C.	Research and Development, Patents, and Licenses, etc.

The Company operates in a market with high-tech vacuum products. By accepting high expenditures for research and development, it endeavors to not only maintain but also broaden its technology lead in its core technologies. Pfeiffer intends to continue to optimally satisfy its customers’ demand. The Company believes that with technologically optimum and customer-driven products it is possible to sustain and broaden its share of existing markets and gain access to new markets.

Beginning in 2001, the Company has broadened its traditional research and development activities to also include complete manufacturing systems for producing prerecorded and rewritable DVDs in order to participate in this forward-looking market.

The Company employees 92 engineers, physicists and technicians in its research and development operations. It possesses approximately 70 fundamental patents and 100 further patents worldwide.

The Company invested € 10.4 million in 2002, € 8.1 million in 2001 and € 7.6 in 2000 in expenditures for research and development projects.

D.	Trend information

The year 2002 was characterized by extremely low world economic growth. Consequently the vacuum industry, too, suffered considerable declines in both new orders and sales. In particular, sales to the semiconductor industry — following declining sales in the current and previous years — continue to remain at an extremely low level. Of all the markets the Company supplies, the semiconductor industry is the market segment with the greatest volatility. These factors naturally had an impact on sales in the vacuum industry — and thus also on die Company’s sales.

The Company has intensified its efforts to achieve higher sales in other sectors, such as the analytical, chemical, biotechnology, glass coating, medical, microscopy, pharmaceutical, process technology and tool coating industries. In addition, in 2002 it also restructured its sales organization in Germany and augmented the sales team in the United States. Nevertheless, Pfeiffer was unable to avoid the global downward trend.

Although order intake and order backlog are below the previous year’s level, the Company does not presently anticipate serious additional negative trends, e.g. with respect to production and costs or selling prices.

Item 6.	Directors, Senior Management, and Employees

A.	Directors and Senior Management

General

     In accordance with the German Stock Corporation Law (Aktiengesetz), the Company has a Supervisory Board (Aufsichtsrat) and a Management Board (Vorstand). The two boards are separate, and no individual may simultaneously be a member of both Boards.

     The Management Board is responsible for managing the day-to-day business of the Company in accordance with applicable laws, the Articles of Association (Satzung) of the Company and the Internal Rules of Procedure (Geschäftsordnung) of the Company.

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

     In carrying out their duties, both the members of the Supervisory Board and the members of the Management Board must exercise the standard of care of a diligent and prudent businessperson. In complying with this standard of care, the members of both the Supervisory Board and the Management Board must take into account a broad range of considerations, including the interests of the Company and its shareholders, employees and creditors.

Management Board (Vorstand)

     The Management Board of the Company presently consists of two members who are appointed by the Supervisory Board in accordance with the German Stock Corporation Law. Pursuant to the Articles of Association of the Company, any two members of the Management Board, or one member of the Management Board and the holder of a special power of attorney (Prokura), may legally bind the Company.

     The Management Board must report regularly to the Supervisory Board, in particular, on proposed business policy, budgets and strategy, profitability and on the current business of the Company as well as on any exceptional matters that arise periodically. The members of the Management Board are appointed by the Supervisory Board for a term of up to five years. They may be re-appointed or have their term extended for one or more terms of up to five years. The normal retirement age for members of the Management Board is sixty-five, though it is possible for a member of the Management Board to continue in office beyond this age with the approval of the Supervisory Board.

     Under certain circumstances, such as a serious breach of duty or a bona fide vote of no confidence by the shareholders, a member of the Management Board may be removed by the Supervisory Board prior to the expiration of such term. A member of the Management Board may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and the Company.

     According to the Articles of Association of the Company, decisions of the Management Board are approved by a simple majority of the votes. In the event of a tie, the Chairman of the Management Board (Vorstandsvorsitzender) or, in his absence, the Deputy Chairman, has the deciding vote. Currently, no Deputy Chairman of the Management Board has been appointed.

     The present members of the Management Board of the Company are as follows:

Wolfgang Dondorf

     Wolfgang Dondorf (age 59), Chairman of the Management Board, was appointed Managing Director of the Company in July 1994 and has been a member of the Management Board since 1996 for a five-year term, renewed in 2001. From 1989 to 1994, Mr. Dondorf served as Managing Director of King Plastic GmbH, a plastic components manufacturing company. He has also served as Managing Director of Pulsotronic GmbH from 1982 to 1989, Starkstrom Gummersbach GmbH from 1979 to 1982, and Sprague Electric Inc. from 1971 to 1979. Mr. Dondorf received a master’s degree in electrical engineering from RWTH Aachen.

Wilfried Glaum

     Wilfried Glaum (age 56), who joined the Company in 1972, was appointed Manager of Finance, Controlling, and Administration in July 1994. He has served as a member of the Management Board since 1996 for a five-year term, renewed in 2001. Mr. Glaum served as Manager of Logistics and the Purchasing Department of the Company from 1985 to 1991 and as Manager of Controlling from 1992 to 1993. Mr. Glaum received a bachelor’s degree in business administration from Berufsfortbildungswerk des DGB Düsseldorf.

Senior Officers (Prokuristen)

     Manfred Bender (age 37), who graduated with a degree in business economics (Dipl.-Betriebswirt) from Fachhochschule Giessen-Friedberg, joined the Company in 1998. He is responsible for the Finance and Controlling Department. In August 2001 the Management Board granted Mr. Bender a special power of attorney (Prokura), which grants him the authority to bind the Company with any member of the Management Board. Prior to 1998, he served as Controller, Internal Auditor and IT-Manager for Schunk GmbH, a multinational industrial group.

Supervisory Board (Aufsichtsrat)

     In accordance with the Company’s Articles of Association, the Supervisory Board consists of six members, four of whom are elected by the shareholders at a general meeting in accordance with the provisions of the German Stock Corporation Law, and two of whom are elected by the employees in accordance with the Labor-Management-Relations Act (Betriebsverfassungsgesetz) (1952).

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

The following individuals are members of the Supervisory Board:

Name	Age	Principal Occupation

Dr. Michael Oltmanns	46	Lawyer and tax consultant
Michael J. Anderson	45	Managing Director of Bank of America Securities, New York/USA
Prof. Dr. Klaus-Jürgen Kügler	52	Professor
Götz Timmerbeil	35	Certified public accountant and tax consultant
Günter Schneider	59	Member of the Pfeiffer Vacuum Works Council, elected by the employees
Edgar Keller	47	Member of the Pfeiffer Vacuum Works Council, elected by the employees

B.	Compensation

     The aggregate amount of compensation paid by the Company during the year ended December 31, 2002 to all members of the Management Board of the Company, as a group, for services in all capacities, was € 0.8 million, including a fixed component amounting to € 0.5 million and a variable component amounting to € 0.3 million.

     The fixed compensation paid to the members of the Supervisory Board, as a group, during the year ended December 31, 2002, amounted to € 0.1 million (without any variable component).

     The aggregate amount set aside or accrued by the Company during the year ended December 31, 2002 to provide pension, retirement or similar benefits for all members of the Supervisory Board and the Management Board of the Company, as a group, was € 0.7 million.

     For a description of the Company’s pension plans see Note 9 to the Consolidated Financial Statements.

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

Mr. Günter Schneider and Mr. Edgar Keller, two members of the Supervisory Board, also have employment contracts with the Company, in their capacity as employees. Mr. Schneider and Mr. Keller were elected by the Company’s employees to the Supervisory Board in accordance with the Labor Management Relations Act (Betriebsverfassungsgesetz) (1952). Their employment contracts are standard-form contracts governed by the terms of a collective wage agreement between the labor union representing certain of the Company’s employees and an employer’s association representing the Company and other companies in the industry. As stipulated in the collective wage agreement, there are no benefits payable to Mr. Schneider or Mr. Keller upon termination of their employment contracts. Please see Item 6. D below for more information about the collective wage agreement. The Company has not entered into any other service contracts with any other members of its Supervisory Board.

See also Item 6. A. Directors and Senior Management.

D.	Employees

	Dezember 31,

	2002	2001	2000	2002	2001	2000

	Germany			Foreign Countries
Production	308	305	290	58	63	80
Research and Development	89	73	68	3	3	3
Selling and Marketing	53	49	49	102	107	110
Administration	165	158	166	33	35	34

Total	615	585	573	196	208	227

As of December 31, 2002, the Company employed 811 people, 615 of which are in Germany and 196 of which are in other countries. In Germany, employment agreements for employees below management level are generally collectively negotiated between the regional association of the companies within a particular industry and the respective unions. The current agreement for “metal workers”, which covers most of the Company’s employees, went into effect on March 1, 2002 and is effective through December 31, 2003. Employees at the Asslar facility and the Aschaffenburg facility are represented by a works council. The Company has not experienced any work stoppages during the last ten years. The Company considers its labor relations to be good.

Convertible Bonds

Employee Participation Program, Term: 1996 through 2001

     On July 15, 1996, the Company issued € 1.5 million in convertible bonds to members of management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. Each convertible bond with a principal amount of € 511 is convertible into 200 non-par value ordinary shares upon payment of a conversion price. Each holder of convertible bonds could convert up to 40% of such bonds three years after issuance in July 1999, up to 70% of such bonds four years after issuance in July 2000 and up to 100% of such bonds five years after issuance in July 2001.

The convertible bonds bore interest at 6% per annum and were redeemable at 100% of their principal amount on July 14, 2001 unless previously converted. The bonds were to be repurchased in the case of termination of employment.

The Company financed the employees’ purchase of such convertible bonds with interest-bearing loans. The loans must be repaid at the execution of conversion rights and are classified as other long-term assets on the balance sheet.

In July 2001, all remaining bonds under this program were called in or converted. During 2001, bondholders converted 857 bonds with an aggregate principal value of € 438,784 into 171,400 non-par value ordinary shares. The shareholder’s contribution, amounting to € 637,307, is included in the additional paid-in capital.

During 2000, bondholders converted 840 bonds with an aggregate principal value of € 430,080 into 168,000 non-par value ordinary shares. The shareholder’s contribution amounting to € 624,665 is included in the additional paid-in capital.

Employee Participation Program, Term: 2000 through 2005

     On July 10, 2000, the Company issued € 0.6 million in convertible bonds to members of management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. Each convertible bond with a par value of € 128 is convertible into 50 non-par value Ordinary Shares upon payment of a conversion price. Each holder of convertible bonds may convert up to 30% two years after issuance beginning July 2002, up to 60% three years after issuance beginning July 2003 and up to 100% four years after issuance beginning July 2004, subject to certain closed periods. The last date of conversion is December 9, 2005.

The convertible bonds bear interest at 6% per annum and will be redeemed at 100% of their principal amount on December 10, 2005 unless previously converted. The bonds must be repurchased in the case of termination of employment.

The Company financed the employees’ purchase of such convertible bonds with an interest bearing loan. The loans must be repaid at the execution of conversion rights and are classified as other long-term assets on the balance sheet.

Through December 31, 2002, 800 convertible bonds totaling par value approximately € 102,400 were repurchased from employees voluntarily exiting the plan.

Employee Participation Program, Term: 2002 through 2007

     On July 7, 2002, the Company issued € 0.6 million in convertible bonds to members of management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. Each convertible bond with a par value of € 128 is convertible into 50 non-par value Ordinary Shares upon payment of a conversion price. Each holder of convertible bonds may convert up to 30% after the annual general meeting of the shareholders in 2004, up to 60% after the annual general meeting of the shareholders in 2005 and up to 100% after the annual general meeting of the shareholders in 2006, subject to certain closed periods. The last date of conversion is December 9, 2007.

The convertible bonds bear interest at 6% per annum and will be redeemed at 100% of their principal amount on December 10, 2007 unless previously converted. The bonds must be repurchased in the case of termination of employment. The Company financed the employees’ purchase of such convertible bonds with an interest bearing loan. The loans must be repaid at the execution of conversion rights and are classified as other long-term assets on the balance sheet.

E.	Share Ownership

     The following table includes certain information known to the Company with respect to beneficial ownership of the Company’s Ordinary Shares as of December 31, 2002 by all members of the Supervisory Board and the Management Board:

	Identity of		Percent of
Title of Class	Person or Group	Amount Owned	Class

	Supervisory Board

Ordinary Shares	Dr. Michael Oltmanns	100	0.0%
Ordinary Shares	Michael J. Anderson	0	0.0%
Ordinary Shares	Prof. Dr. Klaus-Jürgen Kügler	0	0.0%
Ordinary Shares	Götz Timmerbeil	0	0.0%
Ordinary Shares	Edgar Keller	0	0.0%
Ordinary Shares	Günter Schneider	80	0.0%

	Management Board

Ordinary Shares	Wolfgang Dondorf	56,000	0.6%
ADRs	Wolfgang Dondorf	200	0.0%
Ordinary Shares	Wilfried Glaum	34,185	0.4%
ADRs	Wilfried Glaum	200	0.0%

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

     To the best knowledge of the Company, it is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any natural or legal persons, severally or jointly.

The following table includes certain information known to the Company with respect to beneficial ownership of 5% or more of the Company’s Ordinary Shares as of December 31, 2002:

Title of	Identity of		Percent of
Class	Person or Group	Amount Owned	Class

Ordinary Shares	Harris Associates L.P., Chicago/USA	443,200	5.04%
Ordinary Shares	Janus Capital Management LLC, Denver/USA	452,477	5.15%

Both Companies have the same voting rights as any other holder of the Company’s ordinary shares.

B.	Related Party Transactions

     The Company did not enter into transactions with related parties in the year ended December 31, 2002, and is not presently proposing to enter into transactions with related parties, that are material either to the Company or any related party, or that are unusual in their nature of conditions. In addition, there are no related party loans outstanding at December 31, 2002.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

     In the normal course of business, the Company is subject to various legal proceedings and claims. The Company believes that the matters the Company is aware of will not have a material effect on its financial condition or results of operations. The Company it not aware of any unasserted claims that may have an adverse affect on its financial condition or results of operation.

Policy on Dividend Distributions

     The Management Board proposes dividends based on Pfeiffer Vacuum Technology AG’s year-end unconsolidated financial statements. Aggregate cash dividends of € 0.56 and € 0.51 per ordinary share were approved and paid in 2002 and 2001, respectively. A similar cash dividend of € 0.56 per ordinary share has been proposed and is expected, upon final approval by the shareholders of the Company, to be paid in 2003. The Company has declared an annual dividend since 1998.

B.	Significant Changes

Formation of New Company

     In January 2002, the Company formed a new corporation named Pfeiffer Vacuum Systems GmbH, registered in Aschaffenburg, Germany, for the purpose of designing, manufacturing, selling and the service of systems used in production of DVDs. The Company in-turn purchased selected assets, including inventory, fixed assets, and intangibles from an existing business in the amount of € 2.4 million. These assets were then contributed to the new company at their purchased value. Due to the nature of the acquisition, the proforma effect of this formation and acquisition is not significant to the Company’s operations.

Item 9.	The Offer and Listing

Items 9.A.1-3, and 5-7, B, D, E, and F are not applicable.

A.	Offer and Listing Details

4.	Market Price Information

Trading of ADRs on the New York Stock Exchange

     The table below sets forth, for the periods indicated, the high and low closing sales prices in U.S. dollars for the ADRs on the NYSE, as reported on the NYSE Composite Tape.

	Price per ADR

	High	Low

	($)
1998	63.48	17.68
1999	50.13	23.00
2000	48.38	25.25
2001
First Quarter	48.00	32.50
Second Quarter	43.95	32.00
Third Quarter	36.00	22.50
Fourth Quarter	36.40	28.50
2002
First Quarter	37.03	30.51
Second Quarter	37.53	32.15
Third Quarter	37.21	16.50
Fourth Quarter	21.41	17.24

	Price per ADR

	High	Low

	($)
2002
Month of July	37.21	24.99
Month of August	26.40	18.85
Month of September	22.66	16.50
Month of October	21.30	17.24
Month of November	21.41	18.20
Month of December	20.75	18.79
2003
Month of January	22.69	20.00

On January 31, 2003, the closing sales price per ADR was $20.00 as reported on the NYSE Composite Tape.

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

	Price per Ordinary Share

	High	Low	High	Low

	€	€	$	$
1998 (since April 15):	55.37	28.63	60.05	33.59
1999:	46.50	23.70	49.95	23.76
2000:	50.40	24.68	45.03	23.53
2001:
First Quarter	51.36	35.40	45.28	31.21
Second Quarter	49.19	37.47	41.72	31.78
Third Quarter	40.60	24.40	35.58	22.37
Fourth Quarter	40.50	30.00	36.03	27.16

	Price per Ordinary Share

	High	Low	High	Low

	€	€	$	$
2002:
First Quarter	41.80	33.81	36.42	29.46
Second Quarter	40.71	33.71	40.60	33.62
Third Quarter	38.00	15.80	37.43	15.56
Fourth Quarter	22.60	17.01	23.68	17.82
Month of July	38.00	24.20	37.17	23.67
Month of August	27.90	16.50	27.50	16.27
Month of September	23.68	15.80	23.32	15.56
Month of October	22.60	17.01	22.29	16.77
Month of November	21.49	18.25	21.34	18.12
Month of December	21.15	18.70	22.16	19.59
2003:
Month of January 2003	21.70	18.81	23.47	20.35

On January 31, 2003, the closing sales price per Ordinary Share on the Neuer Markt of the Frankfurt Stock Exchange, as reported by Deutsche Börse was € 20.30.

The average daily volume of Ordinary Shares traded on Neuer Markt at the Frankfurt Stock Exchange during 2002 was 22,811. Such number is based on monthly turnover statistics supplied by the Frankfurt Stock Exchange.

C.	Markets

General

     Since July 16, 1996 the Company’s American Depositary Receipts, each representing one Ordinary Share, are listed on the New York Stock Exchange and trade under the symbol PV. The depositary for the ADRs was until March 12, 2002 the Bank of New York, since March 13, 2002 it is the Deutsche Bank Trust Company Americas in New York. The ADRs also trade on the Berliner Freiverkehr, the Stuttgart Freiverkehr, the Frankfurt Freiverkehr, the Düsseldorf Freiverkehr and the Hamburg Freiverkehr in Germany.

The Company’s Ordinary Shares have been listed and principally traded on the Neuer Markt of the Frankfurt Stock Exchange since April 15, 1998.

All Ordinary Shares have been issued in bearer form.

The Neuer Markt is a segment of Deutsche Börse AG. On July 1, 1999 the Neuer Markt introduced the “NEMAX 50” index, which contains fifty selected companies from the Neuer Markt. The shares of Pfeiffer Vacuum Technology AG have been included in this index since its introduction.

Deutsche Börse intends to reorganize the stock exchange segments in 2003. In the future, there will be a “General Standard” and a “Prime Standard.” The General Standard will be subject to the requirements prescribed under German law; the Prime Standard will additionally include internationally customary transparency requirements (quarterly reporting, IAS or U.S. GAAP international accounting standards, presentation of a corporate calendar, at least one analyst conference per year, as well as ad-hoc press releases in German and English). Application had to be made for inclusion in the Prime Standard. Pfeiffer is already in conformity with all inclusion criteria. The Deutsche Börse AG confirmed the Company’s inclusion in the Prime Standard beginning January 1, 2003.

In 2003, Deutsche Börse will additionally introduce a new index system that will be tailored specifically to the needs of investors. The Company will most likely probably belong to the newly created TecDax Index, which will include the 30 most important technology companies. It is anticipated that the NEMAX 50 Index will continue to be calculated in parallel until year-end 2004 in order to assure the continuity of financial instruments issued on this basis.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Registration, Objects and Purposes of the Company

     Pfeiffer Vacuum Technology AG is a stock corporation (Aktiengesellschaft) organized under the Stock Corporation Law (Aktiengesetz) of the Federal Republic of Germany. The Company’s registered office is in Asslar and it is registered in the commercial register of the local court of Wetzlar under the number HR B 44.

According to §2 of its Articles of Association, the objects and purposes of the Company are the development, planning, design, manufacture, application, sale and distribution of technical apparatuses and equipment, especially those incorporating the “Pfeiffer Vacuum Technology” and marketed under the “Pfeiffer” trademark, as well as the participation in domestic and foreign enterprises.

Directors

     The Company has a two-tier board structure consisting of a Management Board and a Supervisory Board (see Item 6.A. Directors and Senior Management).

A member of the Management or Supervisory Board may not vote on proposals, arrangements or contracts in which that member has a material interest pursuant to general principles of German law applicable to corporate bodies.

The compensation of members of the Management Board is determined by the Supervisory Board (§87 (1) of the German Stock Corporation Law). According to §11 of the Company’s Articles of Association, the General Shareholders’ Meeting determines the compensation of the members of the Supervisory Board.

The Company may make loans to members of its Management Board and their family members only pursuant to a resolution of the Supervisory Board if the loan exceeds the amount of the Management Board member’s monthly compensation (§89 of the German Stock Corporation Law). Company loans to members of its Supervisory Board and their family members require the consent of the Supervisory Board (§115 of the German Stock Corporation Law).

Membership of the Management and Supervisory Board is not limited by any age limit requirement. Membership ends at the end of the period for which a member was appointed.

Management and Supervisory Board members are not required to hold any shares in the Company while in office.

Ordinary Shares

     The Company has issued a single class of Ordinary Shares without par value, all of which have been issued in the form of bearer shares. The form and content of share certificates as well as that of dividend and renewal coupons are determined by the Management Board with the consent of the Supervisory Board. The Company may combine several individual shares into one or more share certificates, which document or documents then represent several shares (“global-share certificates”). Shareholders are not entitled to the issuance of individual share certificates subject to the requirements of any stock exchange on which shares may be listed.

Under the German Stock Corporation Law (§ 186 (1)), an existing shareholder in a stock corporation has a preferential right to subscribe for issues by such corporation of shares, debt instruments convertible into shares, debt instruments with warrants attached and participating debt instruments in proportion to the shares held by such shareholder in the existing share capital of such corporation. The German Stock Corporation Law provides that this preferential right can only be excluded in certain limited circumstances and in the same shareholder resolution authorizing the capital increase (§186 (3)). A majority of at least three-quarters of the share capital represented at the meeting is required for the exclusion. The exclusion of pre-emptive rights is permitted with a majority of three-quarters of the share capital present if the capital increase against cash contribution (Barkapitalerhöhung) does not exceed an amount of 10% of the Company’s share capital (Grundkapital) and the issue price does not significantly fall below the exchange price. Pre-emptive rights may be transferred by agreement and delivery of the coupon evidencing such rights. If the shares to which the pre-emptive rights relate are held in a clearing system, the rights may be transferred in accordance with the rules of such clearing system.

The Management Board is authorized to increase, subject to the consent of the Supervisory Board, the Company’s share capital on or prior to June 5, 2005 by issuing non par value shares against cash contributions, in one or several tranches, for an amount up to € 8,640,000. The shareholders will be granted a pre-emptive right. The Management Board is authorized to exclude, subject to the consent of the Supervisory Board, fractional shares from the pre-emptive right. The Management Board is authorized to increase, subject to the consent of the Supervisory Board, the Company’s share capital on or prior to June 5, 2005 by issuing new non par value shares against cash contributions, in one or several tranches, for an amount up to € 2,160,000.

With the consent of the Supervisory Board, the Management Board may exclude the pre-emptive rights of the shareholders in order to be able to issue the new shares in an overall nominal amount of up to € 1,660,000 at an issue price that is not substantially below the stock exchange price or to be able to issue the new shares in a nominal amount of up to € 500,000 to employees.

If the Management Board does not exercise its authority to exclude the pre-emptive rights, the pre-emptive rights of the shareholders may be excluded, with the consent of the Supervisory Board, for fractional shares only.

The share capital has been conditionally increased by up to € 1,152,000 through the issuance of up to 450,000 non par value bearer shares, to be issued based on the authorization of the shareholders, dated June 6, 2000. The conditional capital increase will be implemented only insofar as the holders of the convertible bonds actually convert them. The new shares will participate in the profits for the entire fiscal year in which the right to convert is exercised.

Shareholders share in the Company’s profits pro rata in accordance with their holding of Ordinary Shares in the Company (§ 60 German Stock Corporation Law). However, the Company may decide on a different profit participation of new shares issued following a capital increase (§5 (4) of the Articles of Association of the Company). Shareholders participate in the Company’s profits in the form of dividends.

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

The shareholders vote on a recommendation made by the Management Board and Supervisory Board as to the amount of dividend which should be paid. Under German law, dividends are payable from balance sheet profits (Bilanzgewinn). In determining the annual financial statements (including the balance sheet profit), the Management Board and the Supervisory Board are, in accordance with German law, required to appropriate a certain portion of the Company’s annual surplus (Jahresüberschuss) to reserves until such “statutory” reserves amount in the aggregate to 10% of the Company’s share capital. In addition, the Management Board and the Supervisory Board may appropriate up to 50% of the Company’s annual surplus (after deduction of any loss carried forward and after appropriation to “statutory” reserves) to voluntary reserves. Further, pursuant to §16 of the Company’s Articles of Association, the remaining 50% of the Company’s annual surplus may also be appropriated to voluntary reserves, unless the voluntary reserves exceed or would exceed (after appropriation) 50% of the Company’s share capital. Thus, the balance sheet profit available for payment as a dividend is reduced by the aggregate amount of any such appropriation.

Each Ordinary Share entitles the holder thereof to one vote at general meetings of the shareholders of the Company. Resolutions are passed at general meetings of the shareholders of the Company by a majority of the votes cast, unless a higher vote is required by mandatory law. The German Stock Corporation Law requires that, among others, the following significant resolutions be passed by a majority of the votes cast and at least 75% of the capital represented in connection with the vote taken on such resolution: change of corporate purpose, issues of preferred non-voting shares, certain capital increases, capital decreases, a dissolution of the Company, a merger of the Company into or a consolidation of the Company with another stock corporation, a split off or spin off, a transfer of all of the Company’s assets, conclusion of enterprise agreements (Unternehmensverträge), in particular the inclusion of subsidiaries under contractual domination (Beherrschungsverträge) and profit and loss pooling (Gewinnabführungsverträge), change of the Company’s corporate form and the elimination of pre-emptive rights.

Members of the Supervisory Board are not reelected at staggered intervals. They are elected by the General Shareholders’ Meeting for periods not exceeding five years and may be replaced during a term only for the remainder of that term. Members of the Management Board are appointed by the Supervisory Board for periods not exceeding five years and a staggered reelection is possible, but cumulative voting does not take place.

In accordance with the German Stock Corporation Law (§271), upon a liquidation of the Company, liquidation proceeds remaining after paying off all of the Company’s liabilities would be distributed among holders of Ordinary Shares in proportion to the total nominal value of the shares held by each holder. Distribution of liquidation proceeds may not occur until the first anniversary of the third publication of the liquidation in the Federal Gazette.

The Articles of Association of the Company do not permit the redemption of shares. However, the Company may redeem shares in lieu of an ordinary capital decrease pursuant to the German Stock Corporation Law (§§237-239).

The Articles of Association of the Company do not include sinking fund provisions.

Shareholders are not liable to further capital calls by the Company in the form of capital increases or otherwise.

Pursuant to the German Stock Corporation Law (§53a) discrimination of shareholders is prohibited and the Articles of Association of the Company do not contain provisions that discriminate against shareholders with substantial shareholdings.

Change of Shareholders’ Rights

     Amendments of the Articles of Association may be proposed either jointly by the Supervisory Board and the Management Board or by a shareholder or group of shareholders holding a number of Ordinary Shares having, in the aggregate, a minimum nominal value of € 0.5 million. A resolution amending the Articles of Association must be passed by a majority of the votes cast and at least a majority of the nominal capital represented at the meeting of shareholders at which the resolution is considered, unless the German Stock Corporation Law requires that the resolution be passed by at least three-quarters of the nominal capital represented at the meeting as described earlier in this Item 10.B.

General Shareholders’ Meeting

     A general meeting of the shareholders of the Company may be called by the Management Board or the Supervisory Board. Shareholders holding in the aggregate at least 5% in nominal value of the Company’s issued share capital may request the calling of a general meeting for a specific purpose. The right to attend and vote at a shareholders’ meeting is only accorded to those shareholders who deposit their shares with the Company, with a German notary, with a bank serving as a Depositary for such securities or at any other place of deposit specified in the notice of the general meeting, until the end of the meeting. Shares are also deemed to have been deposited if, with the consent of a depositee, they are blocked in the bank account in which they are held until the end of the general meeting. In order to exercise the right to attend and vote at the general meeting shareholders must provide the Company at the general meeting with appropriate documentation which evidences the deposit of Ordinary Shares as described above. Following such deposit of Ordinary Shares or the blocking of the account in which they are held, a holder of Ordinary Shares may still sell or otherwise dispose of such holder’s Ordinary Shares; provided, however, that any voting instructions such shareholder may have given with respect to such Ordinary Shares will be invalidated and any admission cards such shareholder may have received that would entitle such shareholder to attend and vote at the meeting must be returned to the deposit bank or the Company unless the buyer of such Ordinary Shares authorizes the seller to vote in his own name. Notice of shareholder meetings must be published in the Federal Gazette (Bundesanzeiger) at least one month prior to the last day on which the shares must be deposited, which is required by the Articles of Association to be not later than the seventh business day prior to the date of the general meeting.

Although notice of each shareholder meeting (whether for the annual general meeting or an extraordinary meeting) is required to be given as described above, neither the German Stock Corporation Law nor the Articles of Association have any minimum quorum requirement applicable to such meetings.

Limitations on the Right to own Securities

     German law or the Company’s Articles of Association do not limit the right of Non-residents or foreign owners to hold or vote the Ordinary Shares or the ADRs.

Provisions that would delay a Change in Control

     The Company’s Articles of Association do not contain provisions that would have the effect of delaying, deferring or preventing a change in control of the Company.

Notification Requirements

     Under the German Stock Corporation Law, any enterprise (Unternehmen) owning shares in the Company must notify the Company without delay, inter alia, if the aggregate number of shares held by it (or any enterprise connected with it) exceeds or falls below a threshold of 25% to 50% of the Company’s share capital. For the purposes of this notice requirement, shares owned by an enterprise include shares owned by another enterprise that is directly or indirectly controlled by the first enterprise and shares held by another person on behalf of the first enterprise or the controlled enterprise.

     Failure to notify the Company will, for as long as such failure continues, disqualify the shareholder from exercising any rights attached to the Ordinary Shares (e.g., voting rights and dividends). In addition, in the event that the Company’s Ordinary Shares are listed on an European stock exchange, under the Securities Trading Act (Wertpapierhandelsgesetz) any person who reaches, exceeds or falls below 5%, 10%, 25%, 50% or 75% of the voting rights in a company listed on any European stock exchange, whether by acquiring or disposing of shares or otherwise, shall forthwith, and at the latest within seven calendar days, inform the Company and the Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt für den Wertpapierhandel) in writing that such person has reached, exceeded, or fallen below the aforesaid thresholds, the extent of such person’s voting rights, and notify the Federal Supervisory Authority for Securities Trading of such person’s address. Failure to notify the Company will, for so long as such failure continues, disqualify the shareholders for exercising the voting rights attached to the shares.

Provisions of German Law that are significantly different from Provisions of US Law

     As described in “Ordinary Shares” above, German law provides that existing shareholders of a stock corporation have a preferential right to subscribe for new shares issued by the corporation in proportion to their holding of shares in the existing share capital of the corporation. This preferential right can only be excluded in certain limited circumstances and in the same shareholder resolution authorizing the capital increase and protects shareholders from being diluted.

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

     At the present time, Germany does not restrict the export or import of capital, except for certain restrictions regarding Angola, Afghanistan, Birma/Myanmar, Iraq, Libya, Yugoslavia and Simbabwe. However, for statistical purposes only, every individual or corporation residing in Germany (hereinafter a “Resident”) must report to the Deutsche Bundesbank, subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany (a “Non-resident”) if such payment exceeds approximately € 12,500 (or the equivalent in a foreign currency). In addition, German residents must report any claims against or any liabilities payable to non-residents if such claims or liabilities, in the aggregate, exceed approximately € 5.0 million (or the equivalent in a foreign currency) during any month.

E.   Taxation

Taxation

     The following is a discussion of the material United States federal income and German tax consequences to Qualified Holders holding Pfeiffer ordinary shares. This discussion is based upon existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this Annual Report, all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, in general, a “Qualified Holder” means a beneficial owner of Pfeiffer ordinary shares that (1) is a resident of the United States for purposes of the United States-Germany income tax treaty (the “Income Tax Treaty”), which generally includes an individual United States resident, a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries, (2) does not hold Pfeiffer ordinary shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services and (3) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty. This discussion assumes that the Qualified Holder holds Pfeiffer ordinary shares as a capital asset. This discussion does not address all aspects of United States federal income and German taxation that may be relevant to all Qualified Holders in light of their particular circumstances, including for example Qualified Holders whose stock was acquired pursuant to the exercise of an employee stock option or otherwise as compensation or Qualified Holders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers). This discussion also does not address any aspects of state, local or non-United States (other than certain German) tax law.

EACH QUALIFIED HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME AND GERMAN TAX CONSEQUENCES OF HOLDING PFEIFFER ORDINARY SHARES, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING PFEIFFER ORDINARY SHARES.

Taxation of Dividends

     German corporations are required to withhold German tax on dividends in an amount equal to 20% of the cash dividend paid to resident and non-resident stockholders for dividends distributed in 2002. A partial refund of this 20% withholding tax can be obtained by Qualified Holders under the Income Tax Treaty (subject to certain limitations). Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against United States federal income tax generally depend on whether or not the Qualified Holder is a United States corporation owning at least 10% of the voting stock of Pfeiffer (a “10% Holder”).

In the case of any Qualified Holder, other than a 10% Holder, the German withholding tax on dividends paid in 2002 is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15% of the cash dividend. Since the German tax reform abolished the corporate imputation system, which provided a basis for Qualified Holders (other than 10% Holders) with an additional 5 % treaty refund, Qualified Holders will no longer be entitled to such an additional refund.

In the case of a 10% Holder, the 20% German withholding tax on dividends paid in 2002 is reduced under the Income Tax Treaty to 5% of the cash dividend amount. Such 10% Holders may, therefore, apply for a refund of German withholding tax on the dividend payable in 2003 in the amount of 15% of the cash dividend. Subject to applicable limitations of United States federal income tax laws, a 10% Holder may be entitled to a foreign tax credit for the 5% German withholding tax on dividends and for the portion of the total income taxes (trade income tax and corporation income tax, including any surtax) paid by Pfeiffer attributable to distributed profits.

Dividends paid in € to a Qualified Holder of Pfeiffer ordinary shares will be included in income in a dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received or treated as received by such holder. If dividends paid in € are converted into dollars on the date received or treated as received, Qualified Holders generally should not be required to recognize foreign currency gain or loss in respect of each dividend.

A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. The rate of this surtax is 5.5%, which is 1.1% (5.5% X 20%) of the cash dividend amount. Under the Income Tax Treaty, Qualified Holders are entitled to a full refund of this surtax.

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

Qualified Holders must also submit to the German tax authorities certification (IRS Form 6166) of their last filed United States federal income tax return. Such certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for the certification with the Internal Revenue Service — Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. (Additional information, including IRS Publication 686, can be obtained from the Internal Revenue Service website at WWW.IRS.GOV.) Requests for certification are to be made in writing and must include the Qualified Holder’s name, social security number or employer identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service will send the certification directly to the German tax authorities if the Qualified Holder authorizes the Internal Revenue Service to do so. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

Qualified Holders of Pfeiffer ordinary shares who receive a refund attributable to reduced withholding taxes under the Income Tax Treaty may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the U.S. dollar value of the refund received or treated as received by the Qualified Holder differs from the U.S. dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by the Qualified Holder.

Taxation of Capital Gains

     Under the current Income Tax Treaty, a Qualified Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of Pfeiffer ordinary shares.

     Proposed tax law changes (provisionally effective) in Germany lead to a significant change in tax liability from 2003 of the Company’s ordinary shares being held as private assets are sold (private sales transactions). Unlike the system employed so far, under which capital gains in the private sphere remain untaxed, all capital gains per se are to be subject to income tax. The retention periods of one year is to be repealed. In future, it will only be possible to set off gains and losses from private sales transactions within this income type.

In addition, capital gains realized from sales of the Company’s ordinary shares, which are to be determined by comparison of the selling price with acquisition costs less any incidental costs incurred, are subject to a 15% flat rate of taxation.

This general tax liability and the 15% flat rate will apply to all sales based on a binding contract concluded with legal effect after the day on which the bill is passed.

For the Company’s ordinary shares purchased before the bill was passed and sold after that date, the bill provides for a transition rule. This will initially assume that 10% of the selling price is taxable profit. If the actual profit is less than 10% of the selling price, however, or indeed if a loss is made, profit will be determined using the same method as hitherto, comparing the selling price with the acquisition cost less any further incidental costs incurred. That means in “old cases” the maximum profit that will be taxed is 10% of the capital gain. In effect, therefore, the 15% flat rate of tax means that the maximum tax burden 1.5% of the selling price.

German Gift and Inheritance Taxes

     The United States-Germany estate tax treaty provides that an individual whose domicile is determined to be in the United States for purposes of such treaty will not be subject to German inheritance and gift tax (the equivalent of the United States federal estate and gift tax) on the individual’s death or making of a gift unless the Pfeiffer ordinary shares (1) are part of the business property of a permanent establishment located in Germany or (2) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual’s domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

The United States-Germany estate tax treaty also provides a credit against United States federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to certain limitations, in a case where the Pfeiffer ordinary shares are subject to German inheritance or gift tax and United States federal estate or gift tax.

German Capital Tax (Vermögensteuer)

     The Income Tax Treaty provides that a Qualified Holder will not be subject to German capital tax (Vermögensteuer) with respect to the Pfeiffer ordinary shares. As a result of a judicial decision, the German capital tax (Vermögensteuer) presently is not imposed.

Other German Taxes

     There are no German transfer, stamp or other similar taxes that would apply to Qualified Holders upon receipt, purchase, holding or sale of Pfeiffer ordinary shares.

F.   Dividends and paying agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

     The Company publishes its annual report in the English and German languages. The Annual Report on Form 20-F is available from the Company’s Internet site (http://www.pfeiffer-vacuum.de). In addition, the Company files reports (including the Annual Report on Form 20-F) and other information with the Securities and Exchange Commission (the “SEC”). Any documents that the Company files with the SEC may be read and copied at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549; 233 Broadway, New York, 10279, and 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. The SEC also maintains a website at “www.sec.gov” that contains reports and other information regarding registrants that file electronically with the Commission. The annual reports and some other information of the Company are available.

As required by German law, the Company files its Annual Report in accordance with U.S. GAAP with the Deutsche Börse AG, Frankfurt am Main.

I.   Subsidiary information.

Not applicable.

Item 11.   Quantitative and Qualitative Disclosures about Market Risk

     The Company is exposed to market risk from changes in interest rates and foreign currency exchange rates. The Company periodically assesses its exposure and monitors opportunities to manage these risks. The Company does not hold risk-sensitive instruments for investment purposes.

Interest Rate Risk

     The Company faces typical interest rate risk insofar as changes of future interest rates will lead to changes in interest income and interest paid. However, the Company currently has only one significant long-term debt facility, which is with Kreditanstalt für Wiederaufbau at a fixed annual rate of interest of 4.25% until 2009. The Company invests its cash assets in instruments with maturities of less than ninety days. The Company does not use interest rate sensitive instruments to hedge this interest risk exposure.

Foreign Currency Exchange Risk

     The Company’s principal foreign currency exchange risk involves changes in the value of the euro relative to the U.S. dollar and the British pound. Approximately thirty-six percent of the Company’s sales are denominated in currencies other than the euro. The table below shows the portion of sales denominated in the U.S. dollar, the British pound, and other foreign currencies for the year ended December 31, 2002.

Currency	Percentage of Sales

U.S. dollars	24%
British pounds	3%
Other foreign currencies	9%

The Company enters into foreign currency forward contracts to hedge the exposure of its forecasted foreign-currency sales to fluctuations in exchange rates. These forward contracts are limited to currencies in which the Company has significant sales that are denominated in currencies other than the euro (i.e., the U.S. dollar and the British pound). The contracts are designed to protect specifically against the impact of changes in exchange rates on these sales and typically cover approximately sixty to seventy percent of the Company’s foreign exchange risk. The maturities for all forward contracts are aligned with the date the sales are anticipated to occur. Please see note 16 of the Consolidated Financial Statements for further discussion of the Company’s foreign exchange hedging activities.

The portion of the Company’s forecasted foreign currency sales that are not covered by its hedging activities would be adversely affected by a devaluation of foreign currencies relative to the euro. A hypothetical, simultaneous, instantaneous, and unfavorable ten percent decrease in the value of the U.S. dollar and the British pound relative to the euro would result in a decline in the Company’s forecasted sales denominated in dollars and pounds for the first six months of 2002 of an amount equal to approximately €1,063,000.00. The foregoing calculations are based on the assumption that sales in the first six months of 2003 will be equal to the Company’s sales in the six month period that ended on December 31, 2002.

Item 12.   Description of Securities other than Equity Securities

A.   Debt Securities

Not applicable.

B.   Warrants and Rights

Not applicable.

C.   Other Securities

Not applicable.

D.   American Depositary Shares

Not applicable.

Part II

Item 13.   Defaults, Dividend Arrearages, and Delinquencies

None.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Changes with Respect to Ordinary Shares

     In July 1998, the Company split its Ordinary Shares 10-for-1 and changed the nominal value of those shares.

As a result of the split, the 880,000 outstanding Ordinary Shares, nominal value €25,60 per share, were split into 8,800,000 Ordinary Shares, without nominal value. These changes did not change the nominal share capital of the Company, which remained €22,497,000.

Each non-par value Ordinary Share entitles the holder thereof to one vote at general meetings of the shareholders of the Company. As a result of the change of the nominal value of the Ordinary Shares, conditions with respect to such matters as issuance of shares, voting rights, dividend and liquidation rights, preemptive rights, and notification rights that were previously determined on the basis of nominal value of Ordinary Shares must now be determined on the basis of (i) the percentage of the total outstanding Ordinary Shares, without nominal value, or (ii) the equivalence of each Ordinary Share, without nominal value, to one-tenth of a previously outstanding Ordinary Share, nominal value € 25,60 per share, as appropriate.

In July 1996, 2000 and 2002, the Company issued €1.4 million, €0.6 million and €0.6 million, respectively, in convertible bonds to management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. At the time of conversion the convertible bonds were convertible into non-par value Ordinary Shares upon payment of the conversion price.

At the general meeting of the shareholders, a shareholder’s resolution dated June 16, 1999 authorized the Management Board to change the share capital from DM into euro. The Company changed its reporting currency to the euro effective January 1, 2001.

This summary is qualified in its entirety by reference to the Articles of Association of the Company in effect at the date of this Report, which are attached as Exhibit to this Report, and German law in effect at the date of this Report.

Changes with Respect to American Depositary Receipts

     Contemporaneously with the split of the Ordinary Shares, the Company and the Depositary changed the number of Ordinary Shares represented by each ADR. Pursuant to the Amended and Restated Deposit Agreement, dated as of July 15, 1998 (the “Amended Deposit Agreement”), among the Company, the Bank of New York, as Depositary, and the holders and beneficial owners of American Depositary Receipts, each ADR represents one Ordinary Share, without nominal value. As a result of the split of the Ordinary Shares and the change of the ratio of ADRs to Ordinary Shares, owners of pre-split ADRs were credited with ten ADRs for each seven pre-split ADRs owned.

The depositary for the ADRs was until March 12, 2002 the Bank of New York, however, beginning March 13, 2002 it is the Deutsche Bank Trust Company Americas in New York.

Item 15.   Controls and Procedures

     On February 26, 2002, a German government commission adopted the “German Corporate Governance Code” (“DCGK”). The corresponding legislation went into force on July 26, 2002. The DCGK governs the publication of annual and quarterly reports, defines the Management Board’s information and reporting obligations to the Supervisory Board and governs the formation of audit committees dealing with accounting, risk management, the issuance of auditing commissions to independent auditors, conflicts of interest of Supervisory Board members and other matters. The Company has incorporated the recommendations of the Corporate Governance Code into its corporate strategy. More detailed information about DCGK is published on the Company’s internet-homepage.

The Company has a risk management system in place that enables existing risks to be identified and correctly treated early on. Methods of avoiding, reducing and securing risks are developed and implemented. The risk early warning system is regularly reviewed for its fundamental suitability for identifying developments that could endanger the continued existence of the Company. The Company’s risk coordinator is responsible for compiling timely risk reports and forwarding them to the risk committee, comprising the Management Board, department heads and the risk coordinator. The risk coordinator is also responsible for monitoring the adopted measures. The respective department heads bear the responsibility for instituted measures. The department heads are required to comment on risk development on a quarterly basis.

In 2002, the Company’s Reporting Manual was revised and provided to the managements of the consolidated companies.

All annual and quarterly reports are reviewed by the Company’s Management Board prior to publication. In accordance with German law, the members of the Management Board confirm through their signatures that, to the best of their knowledge and belief, all required information is contained therein and that they have no knowledge of any material irregularities that could negatively impact the Company’s operating or financial results. All annual and quarterly reports are also provided to all members of the Supervisory Board prior to publication. Furthermore, all members of the Supervisory Board receive comprehensive information about all material business transactions, the order situation and the results of all consolidated companies within the context of a detailed monthly reporting system.

New U.S. Legislation

     As a result of the Company’s listing at New York Stock Exchange, it is subject not only to the provisions of German law (corporation, codetermination and capital market legislation) and of its own Articles of Association but also to the licensing requirements of the New York Stock Exchange. American capital market legislation — specifically, the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission (SEC) — also applies to Pfeiffer.

The Company is in the process of assessing the impact of the recently issued provisions of the Sarbanes-Oxley Act and the related rules in order to adopt the appropriate plan of action required for the proper implementation and compliance of the act.

Item 16.   Reserved

PART III

Item 17.   Financial Statements.

Not applicable.

Item 18.   Financial Statements.

See pages F-1 through F-27, incorporated by reference.

Item 19.   Exhibits

Documents filed as exhibits to this Report:

1.1	Articles of Association (Satzung) of the Company, as amended to the date hereof (English translation included), incorporated herein by reference to Exhibit 1.1 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

1.2	Internal Rules of Procedure (Geschäftsordnung) of the Company (English translation included), incorporated herein by reference to Exhibit 1.2 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.1	Amended and Restated Deposit Agreement, dated as of July 15, 1998, among the Company, the Bank of New York, as Depositary, and each Holder and Beneficial Owner from time to time of American Depositary Receipts issued thereunder, including therein a form of American Depositary Receipt representing the American Depositary Shares registered, incorporated herein by reference to Exhibit (a) to Post-Effective Amendment No. 2 to the Form F-6 Registration Statement of the Company and The Bank of New York as Depositary, filed with the U.S. Securities and Exchange Commission on July 10, 1998.

2.2	Form of Certificate of Ordinary Shares, without nominal value (English translation included) incorporated herein by reference to Exhibit 2.2 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.3	Terms of Issuance of Convertible Bonds issued in 1996 (English version), incorporated herein by reference to Exhibit 2.3 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.4	Terms of Issuance of Convertible Bonds issued in 2000 (English version), incorporated herein by reference to Exhibit 2.4 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.5	Terms of Issuance of Convertible Bonds issued in 2002 (English version), incorporated herein by reference to Exhibit 2.5 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 25, 2003.

8.1	Significant subsidiaries: Please see part C (Organizational Structure) in Item 4 (Information on the Company).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

February 03, 2003

PFEIFFER VACUUM TECHNOLOGY AG

By: /s/ Wolfgang Dondorf Wolfgang Dondorf Chairman of the Management Board

By: /s/ Wilfried Glaum Wilfried Glaum Member of the Management Board Finance and Controlling

I, Wolfgang Dondorf, certify that:

1.	I have reviewed this annual report on Form 20-F of Pfeiffer Vacuum Technology AG;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial conditions, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is beeing prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days to the filing date of this annual report (the Evaluation Date”); and

c)	presented this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weakness.

February 03, 2003

By: /s/ Wolfgang Dondorf Wolfgang Dondorf Chairman of the Management Board

I, Wilfried Glaum, certify that:

1.	I have reviewed this annual report on Form 20-F of Pfeiffer Vacuum Technology AG;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial conditions, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is beeing prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days to the filing date of this annual report (the Evaluation Date”); and

c)	presented this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weakness.

February 03, 2003

By: /s/ Wilfried Glaum Wilfried Glaum Member of the Management Board Finance and Controlling

REPORT OF INDEPENDENT AUDITORS

To the Supervisory Board and Shareholders
Pfeiffer Vacuum Technology AG

     We have audited the accompanying consolidated balance sheets of Pfeiffer Vacuum Technology AG and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pfeiffer Vacuum Technology AG and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Frankfurt am Main, Germany
February 03, 2003

ERNST & YOUNG DEUTSCHE ALLGEMEINE TREUHAND AG WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,

	2002	2001	2000
	€	€	€

	(in thousands, except per share data)
Net sales	150,942	170,140	184,678
Cost of sales	(80,318)	(93,117)	(101,765)

Gross profit	70,624	77,023	82,913
Selling and marketing expenses	(23,215)	(24,682)	(24,025)
General and administrative expenses	(11,213)	(11,413)	(10,925)
Research and development expenses	(10,400)	(8,064)	(7,631)
Depreciation	(4,627)	(4,569)	(3,805)
Goodwill amortization	—	(120)	(1,038)

Operating profit	21,169	28,175	35,489
Interest expense	(525)	(605)	(582)
Interest income	2,228	2,440	1,790
Foreign exchange gain (loss)	1,946	(610)	(2,635)

Income before income tax	24,818	29,400	34,062
Income taxes:
Current	(7,513)	(10,510)	(15,917)
Deferred	230	(19)	937

	(7,283)	(10,529)	(14,980)

Net income	17,535	18,871	19,082

Earnings per ordinary share and ADR:
Basic	1.99	2.16	2.24

Diluted	1.99	2.16	2.21

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001
	€	€

	(in thousands)
ASSETS
Cash and cash equivalents	72,264	65,035
Trade accounts receivable — net (Note 3)	21,937	24,788
Other accounts receivable	3,164	3,714
Inventories — net (Note 4)	22,403	20,448
Prepaid expenses	562	1,186
Deferred tax assets — net (Note 12)	775	274
Other current assets	713	205

TOTAL CURRENT ASSETS	121,818	115,650

Property, plant and equipment — net (Note 5)	28,434	30,184
Deferred tax assets — net (Note 12)	2,731	2,783
Goodwill	1,037	1,037
Other assets (Note 6)	1,476	950

TOTAL LONG-TERM ASSETS	33,678	34,954

TOTAL ASSETS	155,496	150,604

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current portion of long-term debt	1,291	1,291
Trade accounts payable	5,752	7,608
Accrued other liabilities (Note 10)	9,188	10,436
Income tax liabilities	2,317	5,414
Customer deposits	1,938	1,840

TOTAL CURRENT LIABILITIES	20,486	26,589

Long-term debt (Note 7)	7,746	9,037
Convertible bonds (Note 8)	1,011	563
Accrued pension (Note 9)	33,615	30,883
Minority interests	130	130

TOTAL LONG-TERM LIABILITIES	42,502	40,613

SHAREHOLDERS’ EQUITY (Note 11)
Share capital (8,790,600 shares authorized, issued and outstanding at December 31, 2002 and at December 31, 2001)	22,504	22,504
Additional paid-in-capital	2,821	2,821
Retained earnings	65,870	53,258
Accumulated other comprehensive income	1,313	4,819

TOTAL SHAREHOLDERS’ EQUITY	92,508	83,402

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	155,496	150,604

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

		Additional		Minimum	Cumulative	Unrealized	Total
	Share	paid-in	Retained	pension	translation	gain/(loss)	shareholders'
	capital	capital	earnings	liability	adjustment	on hedges	equity

	(in thousand €)
Balance at January 1, 2000	21,635	1,560	22,951	—	2,297	(486)	47,957
Dividends paid			(3,327)				(3,327)
Bonds converted	430	624					1,054
Net income			19,082				19,082
Components of other comprehensive income				(19)	1,243	1,117	2,341

Comprehensive income							21,423

Balance at December 31, 2000	22,065	2,184	38,706	(19)	3,540	631	67,107
Dividends paid			(4,319)				(4,319)
Bonds converted	439	637					1,076
Net income			18,871				18,871
Components of other comprehensive income				19	1,088	(440)	667

Comprehensive income							19,538

Balance at December 31, 2001	22,504	2,821	53,258	—	4,628	191	83,402
Dividends paid			(4,923)				(4,923)
Net income			17,535				17,535
Components of other comprehensive income				(656)	(3,068)	218	(3,506)

Comprehensive income							14,029

Balance at December 31, 2002	22,504	2,821	65,870	(656)	1,560	409	92,508

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,

	2002	2001	2000
	€	€	€

	(in thousands)
Cash flow provided by operating activities:
Net income	17,535	18,871	19,082
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,627	4,569	3,805
Goodwill amortization	—	120	1,038
Loss (gain) on disposal of fixed assets	(35)	(116)	11
Deferred taxes	(230)	19	(937)
Provision for doubtful accounts	850	108	904
Effects of changes in operating assets and liabilities:
Trade accounts receivable	2,001	3,309	(917)
Other accounts receivable	550	529	(1,291)
Inventories	(86)	4,073	(4,650)
Prepaid expenses	624	(443)	382
Other current assets	(1,009)	433	(11)
Other long-term assets	101	(833)	(187)
Accrued pension liabilities	2,732	1,425	1,515
Trade accounts payable	(1,856)	(2,014)	(1,437)
Income tax liabilities	(3,097)	(4,914)	2,011
Accrued other liabilities	(1,248)	(4,311)	5,444
Customer deposits	98	(1,131)	197

Net cash provided by operating activities	21,557	19,694	24,959

Cash flow used in investing activities:
Proceeds from disposal of fixed assets	194	290	79
Capital expenditures	(2,502)	(9,091)	(13,691)
Acquisition of business assets	(2,403)	—	(688)

Net cash used in investing activities	(4,711)	(8,801)	(14,300)

Cash flow provided by (used in) financing activities:
Proceeds from (repayments of) borrowings	(1,291)	4,192	6,136
Dividend payment	(4,923)	(4,319)	(3,327)
Bonds payable (issuance)	103	—	26
Bonds payable converted		1,076	1,054

Net cash provided by (used in) financing activities	(6,111)	949	3,889
Foreign currency translation and other comprehensive income adjustments	(3,506)	667	2,340

Net increase in cash and cash equivalents	7,229	12,509	16,888

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF CASH FLOW
-CONTINUED -

	Year ended December 31,

	2002	2001	2000
	€	€	€

	(in thousands)
Net increase in cash and cash equivalents	7,229	12,509	16,888

Cash and cash equivalents at beginning of the year	65,035	52,526	35,638

Cash and cash equivalents at end of the year	72,264	65,035	52,526

Non-cash transactions:
Bonds payable (issuance of employee loans)	448	—	537

Supplemental disclosures:
Cash paid for interest	453	360	443

Cash paid for taxes	7,033	13,016	10,976

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   Basis of Presentation

     The consolidated financial statements of Pfeiffer Vacuum Technology AG (hereinafter called “the Company”) have been prepared in conformity with accounting principles generally accepted in the United States (“United States Generally Accepted Accounting Principles” or “U.S. GAAP”). All amounts are presented in euros (€).

The German and United States accounting systems are based upon differing views. Accounting under German law (German Commercial Code or “HGB”) emphasizes the principle of conservatism and protection of creditors, while the primary objective of the U.S. accounting system is to provide the shareholder with relevant decision-making information. In order to reflect the major differences in various areas, the Company has recorded certain adjustments in its financial statements, principally relating to fixed assets, hedging transactions, goodwill and pension accruals.

Pfeiffer Vacuum is one of the leading full-line suppliers of vacuum technology. With its broad product portfolio, the Company offers solutions for a wide variety of customer applications related to the generation, control and measurement of vacuum. The products developed and manufactured at the main production facility in Germany include turbomolecular pumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations, as well as customized vacuum systems. Since January 2002, the Company has been developing and manufacturing components and systems at a second manufacturing facility in Aschaffenburg, Germany, for the production of equipment used in the manufacturing of compact and digital video disks (i.e. “CDs and DVDs”). The product portfolio is complemented by components used for measuring and controlling vacuum systems, as well as other components.

Pfeiffer Vacuum distributes its products through a network of its own sales offices and subsidiaries, as well as independent marketing agents. Moreover, there are also service support centers in most major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.

Many products used in daily life can only be manufactured with the aid of a vacuum process. Materials having differing melting points, e.g. metal and plastic or glass and metal, can be bonded to one another in a vacuum chamber. Using vacuum technology, it is possible to reproduce pressure conditions similar to those that exist in space, which are required for the production of numerous high-tech products. These include, for example, architectural glass, coated eyeglass lenses, computer monitors, mobile phone displays, CDs and DVDs, as well as analytical instruments and electron microscopes. Vacuum technology is also required in scientific research and space simulation.

2.   Summary of Significant Accounting Policies

Consolidation Principles

     The accompanying consolidated financial statements include the financial position, results of operations and cash flow of the Company and its subsidiaries. All significant effects of intercompany transactions have been eliminated.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The financial statements of the Company’s foreign operations are measured in the currency in which that entity conducts its business (the functional currency). The functional currency of all the Company’s foreign operations is the applicable local currency. When translating foreign functional currency financial statements year-end exchange rates are applied to the asset and liability accounts, while average annual rates are applied to income statement accounts. Adjustments resulting from this process are recorded in a separate component of shareholder’s equity.

Foreign currency translation gains and losses resulting from the settlement of amounts receivable or payable denominated in a currency other than the functional currency are credited or charged to income.

Adoption of New Accounting Rules

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill acquired within the context of business combinations will no longer be amortized; instead, the value of the goodwill must be subjected to an annual fair value-based test, and any impairment reflected in the annual income statement. Other intangible assets acquired must be valued at cost of acquisition and, insofar as their utilization is limited over time, amortized on a straight-line basis over their estimated useful operational lives. These accounting principles were adopted by the Company effective January 1, 2002.

The Company performed the first required fair value-based test on the carrying value of goodwill at June 30, 2002; no adjustment was necessary. Goodwill amortization was €120,000 in 2001 and €1,038,000 in 2000.

Effective January 1, 2002, the Company also adopted the rules set forth in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Under SFAS No. 144, an impairment loss must only be recognized if the book value of the asset is no longer covered by the total of the anticipated future undiscounted cash flow from its further utilization. SFAS No. 144 requires that an asset to be abandoned, an asset to be exchanged for a similar productive asset or an asset to be returned to owners in connection with a spinoff must be considered held and used until it is disposed of. Moreover, an asset’s remaining useful life must be adjusted if this asset is to be abandoned. The adoption of SFAS No. 144 did not have any impact on the Company’s financial position or results of operations.

SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure”, was issued on December 31, 2002. Statement 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition to Statement 123’s fair-value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 28, “Interim Financial Reporting”. Statement 148’s amendment of the transition and annual disclosure requirements of Statement 123 are effective for fiscal years ending after December 15, 2002, with earlier application permitted. The adoption of SFAS No. 148 did not have any impact on the Company’s financial position or results of operations.

New Accounting Standards

     In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The provisions of this Statement are effective for the Company beginning fiscal year 2004, with early application encouraged. Management does not expect the adoption of this Statement to have a material impact on the Company’s financial position or results of operations.

In April 2002, SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”) was issued. SFAS No. 145 rescinds SFAS 4 and 64, which required gains and losses from extinguishment of debt to be classified as extraordinary items. SFAS 145 also amends SFAS 13, eliminating inconsistencies in certain sale-leaseback transactions. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002. The Company does not expect that the adoption of SFAS No. 145 will have a material effect on the Company’s financial position or results of operations.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, was issued in July 2002. SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. The provisions of the Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not anticipate the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

Derivatives and Hedging Transactions

     Effective January 1, 1999, the Company adopted the provisions of SFAS No. 133 issued by the Financial Accounting Standards Board in accounting for its forward currency hedging activities as cash flow hedges. SFAS No. 133 requires the Company to recognize derivative financial instruments as either assets or liabilities at their fair values. Derivatives that are not hedges must be adjusted to fair value through current income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value are either offset against current income or recognized in other comprehensive income until the hedged item is recognized in earnings. Changes in the fair market value of the derivative transactions (hedging contracts) will continue to be recognized in the corresponding asset or liability items of the balance sheet until the forecasted transaction is recognized in earnings.

Trade Accounts Receivable

     Trade accounts receivable are recorded when related revenue is recognized, which is generally at the time of shipment of goods or when installation is completed at the customer’s facility. The Company periodically assesses the adequacy of the allowance for doubtful accounts receivable and makes adjustments as appropriate based on both specific identification and aging distribution of receivables. The Company charges off uncollectable accounts only when all means of collection are exhausted.

Inventories

     Inventories are valued at the lower of cost or market, with cost principally determined on an average cost basis. Allowances are established for slow-moving and obsolete inventories based on historical and projected sales activity.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property, Plant and Equipment

     Property, plant and equipment are carried at cost of acquisition or production and depreciated over the estimated useful lives of the assets on a straight-line basis. The following useful lives are assumed:

Buildings	20-50 years
Machinery and equipment	3-15 years

The Company regularly evaluates the carrying value of property, plant and equipment for impairment on an ongoing basis.

Accrued Liabilities

     The valuation of pension and postretirement benefit liabilities is based upon the projected unit credit method in accordance with SFAS No. 87, “Employers Accounting for Pensions”.

Other reserves and accrued liabilities are recorded when an obligation to a third party has been incurred and payment is probable and reasonably estimable. Liabilities are shown at amounts payable, which estimate fair market value.

Accounting for Stock-Based Compensation

     As permitted under SFAS 123, “Accounting for Stock-Based Compensation”, the Company applies the intrinsic value-based method in accordance with APB 25 for its employee convertible bonds stock-based compensation plans. Under APB 25, the Company records no expenses relating to the convertible bonds since the conversion price is equal to or greater than the market price of the Company’s ordinary share on the date of grant.

Research and Development

     All research and development costs are expensed as incurred.

Repair and Maintenance

     All repair and maintenance costs are expensed as incurred.

Advertising

     Advertising and promotional costs are expensed as incurred.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Taxes

     The Company accounts for certain income and expense items differently for financial reporting purposes than for tax purposes. Income tax and the provisions for deferred taxes are formed in accordance with Financial Accounting Standards Board Statement No. 109, “Accounting for Income Taxes.”

Revenue Recognitions

     Currently the Company recognizes revenue upon the shipment of its products to the customers, upon provision of service, or when installation is completed at the customer’s facility, provided that the Company received a purchase order, the price is fixed, the title has been transferred, collection of resulting receivables is probable, product returns are reasonably estimable, there are no customer acceptance requirements and there are no remaining significant obligations. Revenues under long-term major contracts are recognized using the percentage-of-completion method, based on the contract costs incurred to date compared with total estimated contract costs.

Shipping and Handling Costs

     Shipping and handling costs are included in net sales as sales reductions.

Warranty Costs

     Warranty accruals are established in the period the related revenue is recognized. The estimate is based on managements’ estimate and historical experience by specific product type.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

     The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) necessitates that estimates and assumptions be made that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions could differ from the actual results.

Reclassifications

     Certain prior-year amounts have been reclassified to provide comparability with the presentation of the current-year financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.   Trade Accounts Receivable

Trade accounts receivable consist of the following:

	December 31,

	2002	2001

	(€ in thousands)
'
Trade accounts receivable	23,675	25,948
Allowance for doubtful accounts	(1,738)	(1,160)

Total trade accounts receivable — net	21,937	24,788

A summary of activity in the allowance for doubtful accounts is as follows:

	December, 31

	2002	2001	2000

	(€ in thousands)
Balance at beginning of year	1,160	2,374	1,564
Provision for uncollectible accounts	850	108	904
Collection of previously reserved balances	(240)	(675)	—
Accounts written off	(32)	(647)	(94)

Balance at end of year	1,738	1,160	2,374

Trade accounts receivable have a remaining term of less than one year.

4.   Inventories

Inventories consist of the following:

	December 31,

	2002	2001

	(€ in thousands)
Raw materials	7,078	6,726
Work-in-process	10,018	7,449
Finished products	10,501	10,999
Reserves	(5,194)	(4,726)

Total inventories — net	22,403	20,448

A summary of the activity in the inventory reserves is as follows:

	December, 31

	2002	2001	2000

	(€ in thousands)
Balance at beginning of year	4,726	6,511	5,436
Provisions	1,567	343	1,153
Inventory written off	(1,099)	(2,128)	(78)

Balance at end of year	5,194	4,726	6,511

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.   Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,

	2002	2001

	(€ in thousands)
Land	980	980
Machinery and equipment	45,892	44,356
Buildings and improvements	29,617	29,514
Construction in progress	—	142
Accumulated depreciation	(48,055)	(44,808)

Total property, plant and equipment — net	28,434	30,184

6.   Other Long-Term Assets

     Other long-term assets consist primarily of accounts receivable from loans to employees in connection with acquisition of the Company’s convertible bonds.

7.   Long-Term Debt

     The Company has received a loan amounting to € 10.3 million from Kreditanstalt für Wiederaufbau, which promotes special research and development projects. The loan amount outstanding was € 9.0 million as of December 31, 2002, and € 10.3 million as of December 31, 2001. The current portion of this loan amounts to € 1.3 million. The loan bears interest at a rate of 4.25%, which is applicable throughout its entire term. Quarterly payments of principal and interest are due during the period from March 31, 2002, through September 30, 2009.

In addition, the Company and its subsidiaries have various lines of credit available for operating purposes of approximately € 10.2 million. No amounts were used on these lines during 2002 or 2001.

The annual maturities on long-term debt as of December 31, 2002 were as follows:

(€ in thousands)

2003	1,291
2004	1,291
2005	1,291
2006	1,291
2007	1,291
Thereafter	2,582

Total	9,037

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.   Convertible Bonds

Employee Participation Program, Term: 1996 through 2001

     On July 15, 1996, the Company issued € 1.5 million in convertible bonds to members of management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. Each convertible bond with a principal amount of € 511 is convertible into 200 non-par value ordinary shares upon payment of a conversion price. The conversion price is based upon market price per share at date of grant. Accordingly, the conversion price for the July 1996 issue was set at € 6.27 and includes the bond par value per equivalent share of € 2.56. There were no option shares, related to the convertible bonds for the 1996 issue, outstanding at December 31, 2002 and December 31, 2001, respectively. Fair value at the date of grant was € 2.25 per common share option.

Each holder of convertible bonds could convert up to 40% of such bonds three years after issuance, in July 1999, up to 70% of such bonds four years after issuance, in July 2000, and up to 100% of such bonds five years after issuance, in July 2001.

The convertible bonds bore interest at 6% per annum and were redeemable at 100% of their principal amount on July 14, 2001, unless previously converted. The bonds were to be repurchased in the case of termination of employment.

The Company financed the employees’ purchase of such convertible bonds with interest-bearing loans. The loans must be repaid at the execution of conversion rights and are classified as other long-term assets on the balance sheet.

In July 2001, all remaining bonds under this program were called in and converted. During 2001, bondholders converted 857 bonds with an aggregate principal value of € 438,784 into 171,400 non-par value ordinary shares. The shareholder’s contribution, amounting to € 637,307, is included in the additional paid-in capital.

During 2000, bondholders converted 840 bonds with an aggregate principal value of € 430,080 into 168,000 non-par value ordinary shares. The shareholder’s contribution amounting to € 624,665 is included in the additional paid-in capital.

Employee Participation Program, Term: 2000 through 2005

     Within the scope of an employee participation program, in July 2000 the Company issued 4,400 convertible bonds valued at € 0.6 million at an issue price of 100% to members of management and salaried employees of the Company and its subsidiaries in Germany and other countries. The conversion feature entitles the bearer to convert each bond into 50 non-par value shares of the Company. The conversion price is based upon 110% of the average closing price on the Frankfurt Stock exchange for the last ten trading days prior to the resolution by the Management Board to issue the convertible bonds. Accordingly, the conversion price for the July 2000 issue was set at € 48.03 per share and includes the bond par value per equivalent share of € 2.56. There were 180,000 and 220,000 option shares, related to convertible bonds for the 2000 issue, outstanding at December 31, 2002 and December 31, 2001, respectively. Fair value at the date of grant was € 10.64 per common share option.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Beginning in July 2002, each holder of convertible bonds can convert up to 30% of such bonds to common stock, in July 2003 up to 60% and in July 2004 up to 100%. The final conversion date is December 9, 2005. Conversion is only possible during specific periods of time.

The convertible bonds bear interest at 6% p.a. and are redeemable at par on December 10, 2005, unless previously converted. The bonds are to be returned at par upon termination of employment. Employees were given the opportunity to finance the purchase of the convertible bonds with interest-bearing employee loans. These loans are classified as other long-term assets in the balance sheet and are repayable upon conversion or return.

As of December 31, 2002, former employees had returned 800 of these convertible bonds having a par value of € 102,400 and correspondingly repaid the related employee loans.

Employee Participation Program, Term: 2002 through 2007

     Within the scope of a further employee participation program, on July 7, 2002, the Company issued 4,600 convertible bonds valued at € 0.6 million at an issue price of 100% to members of management and salaried employees of the Company and its subsidiaries in Germany and other countries. The conversion feature entitles the bearer to convert each bond into 50 non-par shares of Company stock. The conversion price is based on 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to issuance. The conversion price for the July 2002 issue was set at € 42.86 per share and includes the bond par value per equivalent share of € 2.56. There were 215,000 option shares, related to the convertible bonds for the 2002 issue, outstanding at December 31, 2002. Fair value at the date of grant was € 10.35 per common share option.

Each holder of convertible bonds can convert up to 30% of such bonds to common stock for the first time following the Annual Shareholders Meeting in 2004, up to 60% following the Annual Shareholders Meeting in 2005 and up to 100% following the Annual Shareholders Meeting in 2006. The final conversion date is December 9, 2007. Conversion is only possible during specific periods of time.

The convertible bonds bear interest at 6% p.a. and are redeemable at par on December 10, 2007, unless previously converted. The bonds are to be returned at par upon termination of employment. Employees were given the opportunity to finance the purchase of the new convertible bonds with an interest-bearing employee loan. These loans are classified as other long-term assets in the balance sheet and are repayable upon conversion or return.

As of December 31, 2002, former employees had returned 300 of these convertible bonds having a par value of € 38,400 and correspondingly repaid the related employee loans.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounting for Stock Based Compensation

A summary of option shares related to the convertible bonds is as follows:

		Weighted Average
	Number of Shares	Exercise Price per
	Outstanding	Share

Convertible shares outstanding January 1, 2000	341,200	6.27
Granted	220,000	48.03
Exercised	(168,000)	6.27
Forfeited	(1,800)	6.27

Convertible shares outstanding December 31, 2000	391,400	29.77
Granted	0	0
Exercised	(171,400)	6.27
Forfeited	0	0

Convertible shares outstanding December 31, 2001	220,000	48.03
Granted	230,000	42.86
Exercised	0	0
Forfeited	(55,000)	46.65

Convertible shares outstanding December 31, 2002	395,000	45.23

Shares exercisable at December 31, 2002, 2001 and 2000 totaled 54,000, 0 and 171,400, respectively.

SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its stock-based compensation to employees using the fair value method.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2002, 2000 and 1996: Risk-free interest rates ranging from 4% to 5%; expected lives ranging from 4.5 to 6 years; expected dividend yield of 1% to 2%; and expected volatility ranging from 30% to 40%.

For pro forma purposes, the estimated fair value of the Company’s stock-based awards is amortized over the vesting period. For the years 2002, 2001 and 2000, the fair value method did not materially impact net income or earnings per share.

9.   Pension Commitments

United States and Germany

     Most employees in the United States and Germany have pension entitlements against the Company, which are covered by defined benefit plans in their respective countries. In the U.S., the Company maintains a pension fund for all employees and a supplemental pension fund for executives (SERP), a non-qualified, non-funded pension plan for certain officers. In Germany, the Company sponsors two pension plans covering most employees.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Total pension expense for the U.S. and German plans included the following components:

	December 31,

	2002	2001	2000

	(€ in thousands)
Service cost	902	910	948
Interest cost	2,123	2,075	1,973
Return on assets	78	43	4
Net other	(634)	136	204

	2,469	3,164	3,129

The U.S. pension fund assets are invested in a pooled investment fund. As of December 31, 2002, the fund held 33,639 shares having a market value of € 969,000 (US$1,015,000). The objective of the fund is to generate interest and dividend income in order to provide sufficient assets to cover future benefit payments, and to conform to the requirements of laws and regulations in the United States.

Consistent with German practice, the Company’s German plans are not funded. Pension accruals have been determined on the basis of independent actuarial valuations. In Germany, future pension benefits are based upon the employee’s compensation and years of service with the Company.

The following table sets forth the funded status and amount recognized in the consolidated financial statements for the U.S. and German defined benefit pension plans:

	December 31,

	2002	2001

	(€ in thousands)
Change in benefit obligation
Beginning projected benefit obligation	34,509	32,288
Service cost	902	910
Interest cost	2,123	2,075
Assumption change	185	83
Plan change	(2)	—
Benefit payments	(1,407)	(1,327)
Liability (gains)/losses	2,073	373
Impact of foreign currency exchange rate differences	(371)	107

Ending projected benefit obligation	38,012	34,509

Change in plan assets
Fair value at beginning of year	1,241	1,061
Return on plan assets	(87)	(43)
Company contributions	1,432	1,489
Benefits paid	(1,407)	(1,327)
Impact of foreign currency exchange rate differences	(190)	61

Fair value at end of year	989	1,241

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31,

	2002	2001

	(€ in thousands)
Funded status of plan (underfunded)	(37,024)	(33,269)
Unrecognized actuarial (gain)/loss	4,397	2,023
Unrecognized prior service cost	371	452
Unrecognized transition obligation	2	4
Minimum liability adjustment	(1,361)	(93)

Accrued benefit obligation	(33,615)	(30,883)

Amounts recognized in balance sheet
Intangible assets — minimum pension liability	287	92
Accrued pension	(33,615)	(30,883)
Minimum pension liability in excess of unrecognized prior service cost	656	—

Net amount recognized in balance sheets	(32,672)	(30,791)

Significant actuarial assumptions used are as follows:

	December 31,

	2002	2001	2000

Germany
Weighted average discount rate	5.75%	6.25%	6.50%
Rates of increase in compensation levels	3.00%	3.00%	3.00%
United States
Weighted average discount rate	6.75%	7.50%	7.75%
Rates of increase in compensation levels	3.50%	4.00%	4.00%
Expected long-term rate of return on assets	8.50%	8.50%	8.50%

Due to a change in certain actuarial assumptions and as is required by Financial Accounting Standards Board Statement No. 87, “Employers’ Accounting for Pensions”, for plans where the accumulated benefit obligation exceeds the fair value of the plan assets, the Company has recognized a minimum liability equal to the amount of the unfunded accumulated benefit obligation in the accompanying consolidated balance sheets as a long-term liability with an offsetting intangible asset and decrease to equity at December 31, 2002. No corresponding adjustment to equity was required at December 31, 2001.

Supplemental Retirement Benefit Corporation

     New legislation in Germany enables employees to participate in a government-sponsored, self-financed old-age pension benefit program. A limited amount of income is not subject to income tax or social security contributions if the employee pays this portion of his or her income to the supplemental retirement benefit corporation. The Company’s supplemental retirement benefit corporation was established in January 2001 and covers retirement, survivors’ and disability pension benefits.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other Countries

     Employees of the Company in certain other countries are covered by defined contribution benefit plans. Generally, contributions are based upon a percentage of the employee’s wages or salary. The costs of these plans charged to operations amounted to € 620,000 for 2002, € 598,000 for 2001 and € 659,000 for 2000.

10.   Accrued Other Liabilities

Accrued other liabilities is comprised of the following:

	December 31,

	2002	2001

	(€ in thousands)
Warranty	3,774	4,351
Personnel expenses	4,635	5,336
Other	779	749

	9,188	10,436

11.   Shareholders’ Equity

     As of December 31, 2002, 8,790,600 authorized, issued and outstanding shares of non-par value stock represented the Company’s share capital. Each ordinary share is entitled to one vote. The shares are traded on the German Stock Exchange (Deutsche Börse) in Frankfurt and the New York Stock Exchange (NYSE) as American Depositary Receipts (ADR), each of which represents one share and is entitled to one vote.

Dividend distributions may only be declared based upon the retained earnings shown in the German corporation’s annual unconsolidated financial statements adopted in accordance with the German Commercial Code (HGB). These amounts differ from the amounts calculated and presented in the consolidated financial statements in accordance with U.S. GAAP. As of December 31, 2002, a total of € 24.5 million was available for dividend distributions.

The Company’s Management Board proposed a dividend in the amount of € 0.56 per share be paid in 2003 for the year 2002. This dividend requires the additional consent of the shareholders at the Annual Shareholders Meeting. A dividend in the amount of € 0.56 per share was paid in 2002 for the year 2001.

12.   Income Taxes

     Effective January 1, 2001, the German corporation tax rate for consolidated domestic companies was reduced to 25%. Prior to January 1, 2001, distributed earnings were taxed at 30% and undistributed earnings at 40%. Including the solidarity surtax and trade taxes, a statutory tax rate of 38.9% results for the German companies for the year 2002 (38.9% for 2001 and 57.2% for 2000).

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Under German corporation tax law, the imputation method for taxing corporations was applied for the last time for the 2000 fiscal year. Retained earnings were initially taxed at a corporation tax rate of 40% (plus the solidarity surtax of 5.5% on the corporation tax liability). This resulted in an effective corporation tax rate of 42.2%. In the case of distributions to shareholders of earnings generated in Germany, the corporation tax rate was reduced to 30% (plus the solidarity surtax of 5.5% on the corporation tax of 30% paid) by refunding the amount in excess of the effective tax rate of 31.65%. Under the tax law applicable since January 1, 2001, a corporation tax credit or those portions of the applicable shareholders’ equity not burdened with corporation tax was determined as per December 31, 2000, for the consolidated domestic companies. For distributions made within a transitional period of 15 years, income can continue to be produced through the refund of corporation tax credits still resulting from the old corporation tax system.

Effective January 1, 2002, a corporation and trade tax entity with corresponding profit and loss transfer agreements was established for the consolidated German companies.

Income before income tax for the years ended December 31, 2002, 2001 and 2000 was taxable in the following jurisdictions:

	December 31,

	2002	2001	2000

	(€ in thousands)
Germany	18,048	18,972	17,215
Other	6,770	10,428	16,847

	24,818	29,400	34,062

The components of the provision for income taxes are as follows:

	December 31,

	2002	2001	2000

	(€ in thousands)
Current
Germany	4,679	5,142	9,219
Other	2,834	5,368	6,698

	7,513	10,510	15,917

Deferred
Germany	420	(90)	(598)
Other	(650)	109	(339)

	(230)	19	(937)

Provision for income taxes	7,283	10,529	14,980

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company had net deferred tax assets as follows:

	December 31,

	2002	2001

	(€ in thousands)
Deferred tax assets
Pensions	2,381	2,399
Inventory	519	356
Intangible assets	1,025	1,180
Other	364	301

	4,289	4,236

Deferred tax liabilities:
Property, plant & equipment	675	734
Other	108	445

	783	1,179

Net deferred tax assets	3,506	3,057

The reconciliation of income taxes determined using the statutory rate to actual income taxes provided is as follows:

	December 31,

	2002	2001	2000

	(€ in thousands)
Income tax expenses at German statutory rate	9,648	11,437	19,483
Higher (lower) foreign tax rates	149	(78)	(3,148)
Tax credit on distributed earnings	(865)	(857)	(874)
Tax credits due to prior years’ tax filings	(449)	—	(889)
Lower German tax rate due to change to unified tax structure	(1,023)	—	—
Other	(177)	27	408

Provision for income taxes	7,283	10,529	14,980

13.   Rents and Leases

     The Company has entered into rental/leasing agreements which expire at various dates, however not beyond the year 2008, some of which are renewable. Certain of these agreements contain rental escalation clauses.

As of December 31, 2002, these long-term, non-cancelable obligations were as follows:

(€ in thousands)

2003	1,946
2004	1,461
2005	953
2006	374
2007	195
Thereafter	372

Total	5,301

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Rental expenses amounted to € 1.7 million for the year 2002, € 1.3 million for the year 2001, and € 1.2 million for 2000.

14.   Contingent Liabilities

     Management is not aware of any material obligations that could have a material adverse effect on the Company. Entrepreneurial risks are continuously compiled and monitored under the Company’s risk management system.

15.   Segment Information

     The Company evaluates the success and performance of its subsidiaries on the basis of their income before income tax. The accounting principles used in regional reporting are identical to those described in Note 2.

The Company’s business activities include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments, as well as vacuum systems and production equipment used in the manufacturing of DVDs. The subsidiaries in the individual countries are independent legal entities with their own management. Consequently, segment reporting is therefore country-based.

Information concerning the Company’s geographic locations is summarized as follows:

	December 31,

	2002	2001	2000

	(€ in thousands)
Net Sales
Germany
Unaffiliated	68,219	72,298	70,413
Intercompany	45,975	49,116	59,731

	114,194	121,414	130,144
Europe	44,655	52,404	50,489
United States	35,936	44,553	63,018
Rest of World	3,999	2,467	1,840

	198,784	220,838	245,491
Intercompany eliminations	(47,842)	(50,698)	(60,813)

Total	150,942	170,140	184,678

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31,

	2002	2001	2000

	(€ in thousands)
Operating profit
Germany	13,797	17,415	19,573
Europe	2,674	3,375	3,496
United States	3,412	7,026	12,228
Rest of World	771	239	286

	20,654	28,055	35,583
Intercompany eliminations	515	120	(94)

Total	21,169	28,175	35,489
Interest income — net	1,703	1,835	1,207
Foreign exchange gain (loss)	1,946	(610)	(2,634)

Income before income tax	24,818	29,400	34,062

Total assets
Germany	119,816	110,600
Europe	22,698	23,513
United States	10,625	14,903
Rest of World	2,357	1,588

Total	155,496	150,604

     The Company’s property, plant and equipment and capital expenditures by geographic area are summarized as follows:

Property, plant and equipment:

	December 31,

	2002	2001

	(€ in thousands)
Germany	26,424	27,271
Europe	1,371	1,878
United States	408	729
Rest of World	231	306

Total	28,434	30,184

Capital expenditures:

	December 31,

	2002	2001	2000

	(€ in thousands)
Capital expenditures:
Germany	2,064	7,466	12,098
Europe	392	1,350	951
United States	0	71	565
Rest of World	46	204	77

Total	2,502	9,091	13,691

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Intercompany sales are valued at list price, less country-specific rebates.

Exports from Germany to unaffiliated third parties amounted to € 27.7 million in the year 2002, € 24.3 million in the year 2001 and € 26.7 million in 2000. Exports from other countries are insignificant.

16.   Financial Instruments

Fair value

     The carrying value of financial instruments such as short-term cash on hand, as well as trade accounts receivable and payable, approximate their fair value based on the short-term maturities of these instruments or reference to similar instruments. The fair market value of investments is determined based upon quoted market prices.

     The carrying value of the Company’s long-term debt to Kreditanstalt für Wiederaufbau at December 31, 2002, approximates the fair value based on current market interest rates for similar loans. The fair value at December 31, 2001 was € 9,788,000.

Concentration of Credit Risks

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and foreign exchange contracts. The Company’s cash and cash equivalents are principally denominated in euros and are maintained principally with financial institutions in Germany.

     The Company provides credit in its normal course of business to a wide variety of customers. The Company did not have sales exceeding 10% to any individual customer in the years ended December 31, 2002, 2001 and 2000. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit risks.

Foreign Currency Exchange Hedging

     The Company enters into foreign currency forward contracts to hedge the exposure of its forecasted sales to fluctuations in foreign currency exchange rates. Approximately 36% of the Company’s net sales are denominated in currencies other than the euro. These forward contracts are limited to currencies in which the Company has significant sales that are denominated in foreign currencies (primarily U.S. dollars and British pounds) and are designed to protect specifically against the impact of changes in exchange rates on these sales.

The Company has assessed these contracts to be highly effective hedges of the impact of foreign exchange rate changes on its sales. The Company does not engage in speculative hedging for investment purposes. The maturities for all forward contracts are aligned with the date the sales are anticipated to occur. As of December 31, 2002 and December 31, 2001, no contracts held by the Company had a maturity date greater than six months from the contract dates. The Company’s derivative contracts result in little to no ineffectiveness due to the nature of the foreign currency forward hedging activities.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All of the Company’s contracts are marked to market at period end using quoted forward rates. The fair value recorded in other assets for the period ending December 31, 2002 and December 31, 2001 was € 670,000 and € 313,000, respectively, and recognized a gain of € 409,000 and € 191,000, respectively, net of income tax effect of € 261,000 and € 74,000, respectively, in other comprehensive income.

The Company reclassed into earnings realized gains/losses for foreign currency hedges, previously recorded in other comprehensive income (net of tax), at December 31, 2001, 2000 and 1999 maturing in the subsequent periods ending December 31, 2002, 2001, and 2000 under foreign exchange gain (loss) in the amounts of € 191,000, € 631,000, and (€ 486,000), respectively.

As of December 31, 2002 and 2001, the notional amount of the forward contracts was € 8.9 million and € 13.3 million, respectively. All realized gains and losses upon settlement of foreign currency forward contracts are recorded in the income statement as foreign exchange gains/(losses).

The Company performs ongoing credit evaluations of the parties to these contracts and enters into contracts only with well-established financial institutions.

17.   Earnings per Share

     The following table sets forth the computation of basic and diluted earnings per share:

	2002	2001	2000
	Ordinary	Ordinary	Ordinary
	Shares	Shares	Shares

Numerator:
Net income (€ in thousands)	17,535	18,871	19,082

Denominator:
Denominator for basic earnings per share - weighted-average shares	8,790,600	8,719,507	8,526,312
Effect of dilutive securities:
Convertible bonds (Note 8)	—	—	104,293

Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions	8,790,600	8,719,507	8,630,605

Basic earnings per share (€)	1.99	2.16	2.24

Diluted earnings per share (€)	1.99	2.16	2.21

18.   Acquisition

     In January 2002, the Company formed Pfeiffer Vacuum Systems GmbH, domiciled in Aschaffenburg, Germany, for the development, production and marketing of vacuum systems for manufacturing DVDs. In addition, the Company acquired various business assets, consisting of fixed assets and inventories, in consideration for payment of a purchase price of € 2.4 million.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Pfeiffer’s consolidated earnings were impacted by start-up costs (primarily research and development costs) in the amount of € 6.0 million, which were expensed as incurred. Pfeiffer Vacuum Systems (International) AG (formerly Memex Optical Media Solutions AG) in Zuzwil, Switzerland, whose purpose is also the development, manufacture and marketing of vacuum systems, had already been acquired in the year 2000. The manufacture of metalizers and DVD lines was centralized in Aschaffenburg.

Due to the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, goodwill is no longer being amortized over its anticipated useful life; instead, an annual review is being conducted on its carrying value within the context of a fair value-based test. Goodwill due to previous acquisitions in the amount of € 1.2 million at December 31, 2001, had been amortized on a straight-line basis in 2001 and 2000. The Company performed the first required review of the carrying value of the goodwill as of June 30, 2002. No impairment adjustment was necessary.

19.   Related Party Transactions

     The aggregate amount of compensation paid by the Company during the year ended December 31, 2002, to all members of the Management Board of the Company, as a group, for services in all capacities, was € 0.8 million, including a fixed component amounting to € 0.5 million and a variable component amounting to € 0.3 million.

The fixed compensation paid to the members of the Supervisory Board, as a group, during the year ended December 31, 2002, amounted to € 0.1 million (without any variable component).