Form 20-F
period 2003-12-31
PFEIFFER VACUUM TECHNOLOGY AG
filed 2004-03-25
CIK 1010613

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF l934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

Commission file number

PFEIFFER VACUUM TECHNOLOGY AG

(Exact name of Registrant as specified in its charter)

FEDERAL REPUBLIC OF GERMANY

(Jurisdiction of incorporation or organization)

BERLINER STRASSE 43, D-35614 ASSLAR, GERMANY

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange
Ordinary Shares, without nominal value	Frankfurt Stock Exchange

Securities registered or to be registered pursuant to Section l2(g) of the Act.

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares, without nominal value	8,690,524
(as of December 31, 2003)

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

\

Preliminary Remarks

     These consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) and the regulations of the United States Securities and Exchange Commission (SEC), Washington D.C., U.S.A.

Unless the context otherwise requires, the terms “Pfeiffer Vacuum” and “the Company” are used synonymously for Pfeiffer Vacuum Technology AG and the subsidiaries included in the consolidated financial statements.

Unless express reference is made to a differing presentation, all amounts in the Company’s corporate reports are expressed in euros (€). The consolidated financial statements for the years 1999 through 2000 were prepared in Deutsche Marks (DM), and have been translated into euros at the officially stipulated conversion rate.

Forward-Looking Statements

     This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended by Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are based predominantly upon the Company’s current expectations and are subject to certain risks and uncertainties. The accuracy of such forward-looking statements is — among other things — dependent upon:

•	changes in general political, economic or business conditions, especially an economic downturn or slow economic growth in Europe or the United States;

•	changes in currency rates and interest rates;

•	changes in laws, regulations and government policies, environmental protections;

•	introduction of competing products and lack of acceptance of new products or services;

•	increased competitive pressures which limit the Company’s ability to reduce sales incentives and raise prices;

•	supply shortages of raw materials;

•	other risks and uncertainties, some of which are described in item 3. “Key information” under the heading “Risk Factors”.

Part I

Item 1.    Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2.    Offer Statistics and Expected Timetable

     Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

Selected Financial Data

     The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to the Company’s Consolidated Financial Statements and Operating and Financial Review and Prospects included elsewhere in this Report.

The consolidated statement of income data and balance sheet data have been derived from the Company’s Audited Consolidated Financial Statements, prepared in accordance with accounting principles generally accepted in the United States.

	2003	2002	2001	2000	1999
	€	€	€	€	€
	(in thousands, except per share amount)
Statement of Income Data
Net sales	144,018	150,942	170,140	184,678	153,468
Gross profit	62,297	68,417	74,913	79,523	63,078
Selling and marketing expenses	20,941	24,162	25,650	24,999	22,404
General and administrative expenses.	12,950	12,241	12,585	11,404	10,019
Research and development expenses	8,928	10,845	8,503	7,631	7,735
Operating profit	19,478	21,169	28,175	35,489	22,920
Income before taxes	23,177	24,818	29,400	34,062	23,807
Income taxes:
Current	11,544	7,513	10,510	15,917	10,066
Deferred	(1,113)	(230)	19	(937)	409
Net income	12,746	17,535	18,871	19,082	13,332
Net Income per Ordinary Share:
Basic	1.46	1.99	2.16	2.24	1.54
Diluted	1.46	1.99	2.16	2.21	1.49

Statement of Income Data (continued)	2003	2002	2001	2000	1999
	€	€	€	€	€
Dividends declared and paid per Ordinary Share	0.70	0.56	0.56	0.51	0.39
Dividends declared and paid per Ordinary Share in U.S. dollars	$0.88	$0.59	$0.50	$0.47	$0.38

	2003	2002	2001	2000	1999
	€	€	€	€	€
	(in thousands, except per share amount)
Balance Sheet Data
Current assets	76,670	121,818	115,650	111,150	87,275
Total assets	119,780	155,496	150,604	141,501	106,466
Current liabilities	22,857	20,486	26,589	37,677	29,692
Long term debt	—	7,746	9,037	6,136	—
Share capital	22,504	22,504	22,504	22,065	21,635
Shareholders’ equity	95,037	92,508	83,402	67,107	47,958

	2003	2002	2001	2000	1999
Other Data
Adjusted weighted average number of shares outstanding
- basic	8,750,201	8,790,600	8,719,507	8,526,312	8,652,141
- diluted	8,750,201	8,790,600	8,719,507	8,630,605	8,957,399

In conformity with the tax reform that has been in effect in Germany since January 1, 2001, and to assure comparability of the data, the presentation of the dividend payment per share has been changed from a gross-dividend to a cash-dividend basis.

Exchange Rate Information

     Fluctuations in the exchange rate between the euro (€) and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADRs on the conversion by the Depositary into U.S. dollars of cash dividends paid in euros on the Ordinary Shares represented by the ADRs.

The table below sets forth, for periods after the introduction of the euro on January 1, 1999, the high, low, average and period-end noon buying rates for the euro expressed as U.S. dollars per € 1.

Year Ended December 31,	High	Low	Average Rate (1)	End of Period
1999	$1.1806	$1.0024	$1.0654	$1.0027
2000	1.0394	0.8286	0.9212	0.9305
2001	0.9548	0.8388	0.8958	0.8820
2002	1.0477	0.8600	0.9449	1.0477
2003	1.2610	1.0371	1.1309	1.2610

Month of	High	Low	Average Rate (1)	End of Period
July 2003	$1.1551	$1.1140	$1.1373	$1.1303
August 2003	1.1382	1.0814	1.1137	1.0909
September 2003	1.1689	1.0786	1.1223	1.1689
October 2003	1.1810	1.1575	1.1698	1.1638
November 2003	1.1989	1.1427	1.1701	1.1989
December 2003	1.2610	1.1944	1.2278	1.2610
2004 (through January 31, 2003).	1.2856	1.2354	1.2612	1.2384

(1)	The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

B.    Capitalization and Indebtedness

     Not applicable.

C.    Reasons for the Offer and Use of Proceeds

     Not applicable.

D.    Risk Factors

     Within the context of its global operations, the Company is naturally subject to various risks, which are intrinsically linked with its entrepreneurial activities. In order to be able to specifically deal with these risks, Pfeiffer Vacuum utilizes suitable instruments for identification, analysis and action in its risk management system and evolves these instruments in the individual departments. The Company has defined the risk areas of risk management within the individual departments and put in place the necessary procedures, early warning and monitoring systems. It takes the defined risk factors into consideration in its annual budgeting process and its multiple-year strategic planning. The planning processes are accompanied by comments from the planning and supervising bodies. Moreover, the strategic planning, budget and current business position are comprehensively deliberated with the Supervisory Board. The Supervisory Board receives detailed monthly overviews of the Company’s financial results, as well as reports from the Management Board that could be of particular importance with respect to profitability or liquidity. The Supervisory Board is involved in the entire risk management process.

General Economic Conditions

     A substantial portion of the Company’s sales are generated in Europe and the United States. As a result, an economic weakness or a decline in growth in these markets can have a negative impact on Pfeiffer Vacuum’s profitability. A substantial slow-down or decline in demand for the Company’s products could have serious effects on its economic and financial positions. In addition, the strong competition that prevails in the Company’s market poses the risk of loss of market share and name recognition. In order to limit these market risks, Pfeiffer Vacuum constantly analyzes its environment and its competitive situation. It relativizes negative economic changes through measures aimed at adjusting capacities and swift cost reduction. Ongoing contact and the market intimacy that this brings supplies the Company with important information about the needs of its customers.

Pfeiffer Vacuum utilizes the information about technology needs that it gains from the marketplace to enhance its competitive position and name recognition.

Industry and Business

Technological Changes and Introduction of New Products

     The vacuum industry is characterized by ongoing technological change, as well as by enhancements and new developments to its products. A substantial portion of the Company’s economic success is dependent upon its ability to continue to market enhanced or new products on a timely basis and at competitive prices. The failure of the Company to preserve its technological lead and manufacture adequate new products in the event of substantial technological change or the superiority of a competition product could lead to serious changes with respect to the Company’s business operations, financial condition and profitability. In fiscal 2003, the Company spent a total of € 8.9 million on research and development, to combat the risk of technology losses and to satisfy the quality standard. Strict quality controls reduce the risk of quality shortcomings.

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

Manufacturing Facilities

     Until year-end 2001, most of the products marketed by the Company had been manufactured in the factory in Asslar, Germany. Beginning January 2002, components and systems for the production of DVDs are being developed and manufactured at a second manufacturing facility in Aschaffenburg, Germany. Nevertheless, an interruption in production in Asslar could have a material effect on the Company’s operations, finances and profitability.

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

Financial

Currency Risk

     The Company prepares its financial reports in euros (€). Approximately 35% of its sales are invoiced in foreign currencies, primarily in U.S. dollars. The Company’s sales, operating profit and cash flow are significantly exposed to changes in exchange rates between the euro and foreign currencies.

The Company utilizes foreign currency forward transactions to hedge anticipated receipts in foreign currencies against foreign currency exchange fluctuations. Such hedging transactions are restricted to currencies in which the Company generates substantial sales (primarily U.S. dollars) and are conducted exclusively with well established financial institutions. The Company does not engage in speculative foreign currency forward transactions for investment purposes.

Item 4:	Information on the Company

A.	History and Development of the Company

Organisation and History

     Pfeiffer Vacuum Technology AG is domiciled at Berliner Strasse 43, D-35614 Asslar, Germany; telephone: +49-(0)6441-802-0, fax: +49-(0)6441-802-202, http://www.pfeiffer-vacuum.de.

The Company is a stock corporation (“Aktiengesellschaft”) organized under the laws of the Federal Republic of Germany. It develops, manufactures, sells and services a broad range of vacuum technology products for various applications. Pfeiffer Vacuum was founded in 1890. The Company had already been active in the vacuum technology industry since the early 20th century, and developed into a leader in vacuum technology with such developments as the turbomolecular pump in 1958. In 1996, the Company was converted from a limited liability company (“Gesellschaft mit beschränkter Haftung”) into a stock corporation (“Aktiengesellschaft”) and listed on the New York Stock Exchange (“NYSE”). A second listing of the Company’s common shares on the Frankfurt Stock Exchange has been in effect since April 15, 1998.

Business and Capital Expanditures

     In May 1999, the Company purchased 100% of the assets and liabilities of Catalano Associates, Inc. (Semivac), which is domiciled in the United States, for a purchase price of U.S. dollar 3.3 million. Semivac distributes and services vacuum components. In June 2000, Pfeiffer Vacuum acquired 75% of the shares of Pfeiffer Vacuum Systems (International) AG (formerly Memex Optical Media Solutions AG), Zuzwil/Switzerland, in consideration for payment of a purchase price of 2.5 million Swiss francs (€ 1.6 million). At July 31, 2003 the Company acquired the remaining 250 registered shares of Pfeiffer Vacuum Systems (International) AG, Zuzwil/Switzerland. The purchase price was 1 Swiss franc. The Company now owns 100% of the share capital. The subsidiary sells and services production systems for Digital Versatile Discs (DVDs).

In January 2002, the Company acquired fixed assets, intangible assets and inventories from the bankruptcy trustee of Multimedia Machinery GmbH for a purchase price of € 2.4 million. Pfeiffer also hired 45 former employees of Multimedia Machinery GmbH. This acquisition will enable the Company to expand its activities relating to the development, manufacture and marketing of complete manufacturing lines for the production of prerecorded and rewritable DVDs.

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

Pfeiffer possesses a global sales and service network, comprised of its own sales offices, subsidiaries and exclusive marketing agents. Moreover, there are service support points in all major industrial locations throughout the world. The Company’s primary markets are in Europe, the United States of America and Asia.

Nature of the Company’s Operations and Principal Activities

     The Company’s products are employed in a broad range of commercial and analytical applications. Many products used in daily life can only be manufactured with the aid of a vacuum process. Materials having differing melting points, e.g. metal and plastic or metal and glass, can only be bonded to one another in a vacuum chamber. Through utilization of vacuum technology, it is possible to reproduce pressure conditions similar to those that exist in space, which are required for the production of numerous high-tech products, e.g. the fabrication of semiconductors, computer hard disks, optical lenses, architectural glass, coated eyeglass lenses, television tubes, computer monitors, mobile phone displays, CDs and DVDs, incandescent lamps, automotive electronics, automotive headlamps, surface-treated replacement and machine parts, as well as electron microscopes. Moreover, vacuum technology is employed in scientific research and space simulation.

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

The Company’s customers include manufacturers of analytical instruments and manufacturers of vacuum process equipment, research and development institutions, as well as companies that employ vacuum processes in their production operations. Pfeiffer Vacuum’s customer base also assures that income can be generated from the sale of replacement parts and the provision of customer service. In the years 2003, 2002 and 2001, no single customer accounted for more than 10% of the Company’s total sales.

The Company’s sophisticated environmental management system has been certified under ISO 14001 since 1996. In connection with a follow-up audit in November 2003, compliance with the requirements contained in ISO 14001:1996 was confirmed without restriction. In 2003, Pfeiffer Vacuum was included in the Kempen/SNS Smaller Europe SRI Index, which was established in October of that year. Only companies that satisfy the highest standards and requirements in the three fields of business ethics, human resources and the environment are included in this index.

Principal Markets

The Company serves the following	Percentage of
Market Segments	Revenues in
	2003%	2002%	2001%
Analytical Industry	22	25	29
Research and Development	21	22	19
Industrial	18	12	10
Coating	14	20	24	*
Semiconductor Industry	13	12	14
Storage Media	8	4		*
Chemical/Process Engineering	4	5	4

Total	100	100	100

*	A market segment in 2001.

The Company’s sales by geographical area are as follows:

	2003		2002		2001
	T€	%	T€	%	T€	%
Germany	40,368	28	40,530	27	47,987	28
Europe (excluding Germany)	48,314	34	50,868	34	56,596	33
United States	32,797	23	35,786	24	44,770	26
Rest of world	22,539	15	23,758	15	20,787	13

Total	144,018	100	150,942	100	170,140	100

Seasonality

     The Company’s business is subject to neither seasonal nor cyclical fluctuations.

Raw Materials and Suppliers

     The Company satisfies its requirements for raw materials, auxiliaries, supplies and finished products from various suppliers in Germany and other countries. Pfeiffer’s sole major supplier, accounting for 27% of its total purchasing volume in 2003, is Inficon AG in Balzers, Liechtenstein (approximately 26% in 2002, and 21% in 2001). The Company has been purchasing from Inficon for more than twenty years. The Company presently purchases from Inficon primarily vacuum gauges and mass spectrometers, as well as leak detectors. Other sources are available for these products.

Marketing Channels

     The Company is represented through its own sales and service subsidiaries in all major industrialized nations throughout the world. In addition more than 20 exclusive agencies offer Pfeiffer Vacuum’s customers competent advice and on-site service. This efficient service presence clearly sets the Company apart from its competitors.

Dependence of the Company on Intellectual Property, Contracts and New Manufacturing Processes

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

     The Company’s subsidiaries are:

Identity and Location of Company	Percent Owned
Pfeiffer Vacuum Asia Ltd., Hong Kong/China	100.0%
Pfeiffer Vacuum Austria GmbH, Vienna/Austria	100.0%
Pfeiffer Vacuum Belgium N.V., Temse/Belgium	100.0%
Pfeiffer Vacuum France SAS, BUC/France	100.0%
Pfeiffer Vacuum GmbH, Asslar/Germany	100.0%
Pfeiffer Vacuum Holding B.V., De Meern/Netherland	100.0%
Pfeiffer Vacuum Inc., Nashua/United States	100.0%
Pfeiffer Vacuum Italia S.p.A., RHO (Milano)/Italy	100.0%
Pfeiffer Vacuum Ltd., Newport/Great Britain	100.0%
Pfeiffer Vacuum Nederland B.V., De Meern/Netherland	100.0%
Pfeiffer Vacuum Scandinavia AB, Upplands Väsby (Stockholm)/Sweden	100.0%
Pfeiffer Vacuum Systems GmbH, Aschaffenburg/Germany	100.0%
Pfeiffer Vacuum Systems (International) AG, Zuzwil/Switzerland	100.0%
Pfeiffer Vacuum (Schweiz) AG, Zurich/Switzerland	99.4%
Pfeiffer Vacuum Korea Ltd., Yoinin City, Kyungki-Do/South-Korea	75.5%
Pfeiffer Vacuum India Ltd., Secunderabad/India	73.0%

D.	Property, Plant and Equipment

     The Company is the owner of an approximately 80,000 m2 (861,000 ft2) site in Asslar, Germany. The buildings in which the corporate headquarters, main sales and marketing office and manufacturing operations are housed consist of approximately 45,000 m2 (484,000 ft2) of floor space. The main part thereof is owned by the Company, only approximately 7,000 m2 (75,000 ft2) are leased from a charitable foundation. Pfeiffer leases approximately 13,000 m2 (140,000 ft2) of its own real property to third parties. Approximately 6,000 m2 (65,000 ft2) of leased floor space is available for the manufacturing, sales and marketing and administrative operations of the facility in Aschaffenburg, Germany. In addition, the Company leases premises for sales and service subsidiaries in various countries.

Essentially, the Company manufactures vacuum pumps, vacuum equipment and vacuum systems at the production location in Asslar, Germany, as well as systems for DVD production in Aschaffenburg, Germany.

All capital investments are financed through the Company’s cash assets.

Pfeiffer Vacuum regularly monitors and assesses all relevant environmental factors. Twelve environmental and quality audits were performed during the course of the year. The items that were audited included handling of hazardous materials and water pollutants (coolant-lubricants, oils, cleaning agents, paints, solvents). Proper storage of hazardous materials was also monitored. No material variances from legal requirements and the criteria defined in the quality handbook were identified.

In 2003, thirty-three job safety audits were conducted, twelve of them together with a plant physician and the Employee Council. The variances that were identified were rectified in a timely fashion. Four employees attended external accident prevention seminars in 2003. The Company’s employees are familiarized with all requirements relating to noise abatement, handling of hazardous materials, accident and fire prevention, as well as other safety requirements. Every employee has access to the required EU safety data sheets and standard operating procedures under the point entitled “List of Substances” in our quality handbook.

     The Company’s job safety organization and job safety measures were reviewed in November 2003 in connection with the audits under ISO 9001:2000 and ISO 14001:1996 and certified without restriction. The comprehensive annual job safety report was submitted in January 2004.

Item 5.	Operating and Financial Review and Prospects

     The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The comparability of the financial statements for different periods may be affected by the effects of currency translation resulting from Pfeiffer Vacuum’s international operations, most notably as a result of changes in the exchange rate between the euro and U.S. dollar.

The rates of inflation in Germany during 2003, 2002, 2001, 2000 and 1999 were 1.1%, 1.3%, 2.5%, 2.3% and 1.4%, respectively. The effects of inflation on the Company’s operations have not been significant in recent years.

A.	Operating Results

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion should be read in conjunction with the Financial Statements and notes thereto included elsewhere herein.

2003 Compared to 2002
(Percentages calculated based on amounts in thousands €)

Net Sales

     The following table summarizes the Company’s net sales by geographical area:

	December 31,
	2003		2002
	(€ in thousands)%		(€ in thousands)%
Net Sales
Germany	40,368	28.0	40,530	26.9
Europe (excluding Germany)	48,314	33.5	50,868	33.7
United States	32,797	22.8	35,786	23.7
Rest of World	22,539	15.7	23,758	15.7

	144,018	100.0	150,942	100.0

The Company’s total net sales decreased by € 6.9 million or 4.6% from € 150.9 million for the year ended December 31, 2002 to € 144.0 million in 2003.

Germany

     In Germany net sales decreased slightly from € 40.5 million in 2002 to € 40.4 million in 2003. The market in Germany was characterized by a hesitancy to invest. There was a significant decline in new orders from customers in the research & development, consisting primarily of universities and major research institutions. The reasons for this consisted of both cutbacks in government funding as well as an aggressive price war on the part of the Company’s competitors involving dumping prices. Pfeiffer Vacuum was primarily successful when the need was for technically demanding vacuum technology, such as in European-sponsored nuclear fusion research or in the fields of plasma research and nanotechnology.

In the semiconductor industry, the Company was able to qualify itself at major German production facilities with its turbopumps for ion implanters, in both retrofit and new product business.

All major German manufacturers in the field of mechanically resistant coating — which is defined as the application of anti-wear coatings on drills and cutting tools — employ the Company’s vacuum products because of their engineering superiority. Stagnation among end-customers in Europe and the United States was able to be partially offset through strong growth in China.

There were new and innovative application examples at various industrial customers, such as electron beam welding systems for the aerospace industry, or in conjunction with recycling of galvanized steel by means of VOD (vacuum oxygen degassing) processes.

Following years of decline and stagnation, the Company now anticipates a moderate upswing in Germany for the coming year, especially in the industrial customer segment.

Europe (excluding Germany)

     The sales in Europe decreased by € 2.6 million from € 50.9 million in fiscal 2002 to € 48.3 million in fiscal 2003. The new European Union member countries are expected to bring sales growth in Europe over the medium term. In most of the countries of Europe, the Company suffers — just as its competitors — from a hesitancy to invest on the part of industry due to the unsettled state of economic development and a lack of government research grants. However, Pfeiffer Vacuum was able to note a significant increase in new orders during the final months of the year. This gives reasons to view the new year with cautious optimism. Several highlights from various countries in Europe:

>	Delivery of a solar cell production system from a prominent Dutch manufacturer to a customer in Germany; completely equipped with vacuum products from Pfeiffer Vacuum

>	Delivery of vacuum pumps to a Dutch manufacturer of storage media production systems

>	Displacing a competitor at an Italian manufacturer of thin layer systems that are used, among other things, for coating mobile phone displays (turbopumps and vacuum gauges)

>	Delivery of four large leak detection systems for an automotive supplier in the Czech Republic. These systems are used for testing air conditioning refrigerant lines in automobiles

>	Growth shortfalls in Austria were able to be all but offset through growth in the Czech Republic, Hungary and Slovenia; expansion into Russia and Romania is planned for the future

>	Displacement of the competition in Denmark at a manufacturer of ion implanters that are fully equipped with our vacuum products

>	In Great Britain, mass spectrometers were able to be sold to a major manufacturer of metallurgy furnaces

>	Four complete lines for the production of writable DVDs were delivered to France in late summer.

United States

     The Company’s sales in the United States decreased in the period ended December 31, 2003 to € 32.8 million from € 35.8 million in the previous year. In fact, the U.S. subsidiary recorded in U.S. dollars increased sales, but due to the weakness of the U.S. dollar against the euro the Company’s sales were adversely impacted by the effect of changes in this exchange rates. The exchange rate accounted for € 6.5 million or 93.4% of the total sales decrease in the year ended December 31, 2003.

Demand rose sharply in the United States during the second half of the year. The Company’s sales organization in the U.S. can be satisfied with the past year’s results. For the first time in three years, sales in U.S. dollars rose moderately year on year from U.S. dollars 33.9 million in 2002 to U.S. dollars 37.2 million in 2003. Totaling U.S. dollars 39.5 million, new orders in fact were up significantly from the previous year’s level (U.S. dollars 29.2 million). Beginning in the third quarter of 2003, demand for the Company’s products rose sharply, especially from the semiconductor market, as well as from various industrial customers. The largest American customer this year was again Novellus Systems, a major manufacturer of tools for the semiconductor industry.

The Company anticipates a further increase in business in the United States for the year 2004. However since the U.S. dollar is expected to continue to remain weak, this will have a negative impact on the consolidated numbers.

Several success stories from the United States:

>	Employment of Pfeiffer Vacuum pumps in the coating systems of a major manufacturer of architectural glass; replacement of competition pumps in an existing system, equipping a new system exclusively with Pfeiffer Vacuum pumps

>	Replacement of existing turbopumps by higher-performance models at several semiconductor manufacturers

>	Replacement of outmoded competitor pumps in CD coating systems at a major American CD/DVD manufacturer by Pfeiffer Vacuum’s turbopumps

>	Supply of all vacuum products for a manufacturer of semiconductor components after it had relocated its manufacturing operations from Germany to the United States

>	Winning over 250 new customers during the year covered by this report (2002: 120)

Asia and the Rest of the World

     The Company recorded in the Rest of World (including Asia) sales decreases amounting to 1.2 million.

Economic growth differed significantly in the countries of Asia. The Chinese market offers a huge growth opportunities. The most important growth market for Pfeiffer Vacuum in Asia is China. However, the Company will additionally be further expanding our existing presence in Japan, Taiwan, India, Korea and the other countries of Asia.

The most important countries outside Asia in which Pfeiffer Vacuum is represented through agencies and service points include Australia, Israel, South Africa and Brazil.

In China, the Company further expanded its presence with the assistance of its agency. A new service center was established in Shanghai. The greatest success this year in China was the breakthrough in the glass coating segment. The country’s largest production system, as well as a further system, is being equipped with Pfeiffer pumps.

In Korea, Pfeiffer Vacuum succeeded in displacing competition products with the turbopumps on all tools at one of the largest manufacturers of semiconductor storage devices. The crucial factors for this customer were the better performance specifications and reliability of the Company’s pumps, as well as its better service.

In India, Pfeiffer Vacuum succeeded in displacing competition products at two OEM manufacturers.

In Japan, the Company is the most important supplier of vacuum pumps for manufacturers of analytical equipment and for research & development facilities. The analytical market again suffered from economic stagnation this year. Even though sales declined, Pfeiffer Vacuum was able to retain its market share. For the first time, it also succeeded in gaining a foothold in the Japanese semiconductor industry, which had previously been difficult to enter. 25 large turbopumps from competitors in existing tools were replaced by higher-performance Pfeiffer Vacuum pumps.

The Company views growth potential in the coming year first and foremost in China, especially in the glass coating, flat panel display and semiconductor segments. In Japan, there are several projects in the analytical market that are up for decision in 2004, and the agencies in Japan, Taiwan and China are expected to benefit from the recovery of the semiconductor market.

Order-intake and Order-backlog

     Orders received by the Company increased by € 4.7 million or 3.2%, from € 145.5 million for the year ended December 31, 2002 to € 150.2 million for the year ended December 31, 2003. The majority of this increase was attributable to an increase in orders of turbo pumps.

The Company’s backlog increased by € 6.3 million or 30.1%, from € 20.9 million as of December 31, 2002 to € 27.2 million as of December 31, 2003. The majority of the increase was related to turbo pumps. Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time generally should not be construed to represent future levels of sales and orders.

Gross Profit

     The Company’s gross profit decreased by € 6.1 million or 8.9%, from € 68.4 million in the twelve months ended December 31, 2002 to € 62.3 million in the twelve months ended December 31, 2003.

Gross margin, which is gross profit expressed as a percentage of net sales, decreased from 45.3% in 2002 to 43.3% in 2003. Declining sales and rising cost of sales led to the lower margin. An essential part of this decrease is due to negative exchange rate differences between the strong euro against the U.S. dollar which accounted for approximately € 5.5 million. Additionally the slight decline in the plant utilization rate due to the weakening economy led to a lower gross profit.

Saving on external services and postponing capital investments produced further cost reductions. Another measure that was instituted, although it will not translate into cost savings until the economy revives, was to expand the flexible worktime hours-worked accumulation total to minus 150 hours per employee. These paid but unworked hours will then be available at no cost when the economy recovers.

Selling and Marketing Expenses

     Selling and marketing expenses decreased € 3.2 million or 13.3% from € 24.2 million in 2002 to € 20.9 million in 2003. The worldwide reorganization and streamlining of the Company’s sales organization led to cost reductions. As a percentage of sales, selling and marketing expenses decreased from 16.0% in 2002 to 14.5% in 2003. The manpower of the sales and marketing force dropped by approximately 11.6% and led to the decrease in selling and marketing expenses.

General and Administrative Expenses

     General and administrative expenses increased by € 0.7 million, from € 12.2 million in the year ended December 31, 2002 to € 13.0 million in 2003.

As a percentage of sales, general and administrative expenses increased from 8.1% in 2002 to 9.0% in 2003. The general and administrative expenses in 2003 turned back to the normal level. The Company payed within 2002 employees profit sharings/benefits which were lower than the estimated and accrued amounts, due to its economic situation. The retransfer of the provisions resulted to a positive effect in 2002. Additionally, lower net sales revenue of the Company in 2003 led to an increase in the percentage of its general and administrative expenses.

Research and Development Expenses

     The Company’s research and development expenses decreased by € 1.9 million, or 17.7%, from € 10.8 million in the year ended December 31, 2002 to € 8.9 million in 2003. As a percentage of sales, research and development expenses decreased from 7.2% in 2002 to 6.2% in 2003. Developing new products and evolving its successful existing product portfolio enjoy high priority at Pfeiffer Vacuum. In addition to its own specialists in the engineering and development departments, it also collaborates closely with universities and with companies in Germany and other countries who possess key technologies.

The Company expenses all research and development costs as they are incurred and anticipates that future spending on research and development will be comparable to current levels.

Operating profit

     Operating profit for the year ended December 31, 2003 was € 19.5 million and decreased by € 1.7 million from € 21.2 million in 2002. The weak U.S. dollar affected the operating profit adversely by approximately € 4.2 million.

Nevertheless, the Company reduced personnel-costs, in the production, in sales and administration departments, by implementing a variety of cost reduction measures. The workforce was lowered from 811 to 761 in a socially compatible manner by not renewing temporary employment contracts and not re-staffing the jobs of retiring employees, primarily in Germany and the United States. For the production facility in Asslar, the 35-hour workweek under the collective bargaining agreement was reduced for a stipulated period of time to 32.5 hours per week, with a corresponding reduction in pay. Those staff members to whom the regular pay scale does not apply accepted weekly 2.5 hours overtime without compensation.

Interest Income and Interest Expense

     Interest expense amounting to € 0.2 million for the period ended December 31, 2003 decreased by € 0.3 million, and are primarily due to interest expense entitled of the loan of Kreditanstalt für Wiederaufbau, repaid in 2003. Interest income decreased by € 0.4 million from € 2.2 million in the year ended December 31, 2002 to € 1.8 million in 2003 as a result of lower interest rates and the repayment of the loan (using cash).

Foreign Exchange Gain/Loss

     The Company’s foreign exchange gain in the year 2002 amounted to approximately € 1.9 million; in 2003 was it approximately € 2.1 million, primarily a consequence of to the weakness of the U.S. dollar against the euro.

Income Tax Expense

     Under current German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax and amount to a combined tax rate of 39.5% for the German companies for the year 2003, and 38.9% for 2002 and 2001, respectively.

For the year 2003 the corporation tax including the additional surtax rate was 28.0% (26.4% for the years 2002 and 2001), the effective rate for trade tax was 11.5% (12.5% for the years 2002 and 2001).

Effective January 1, 2002, a corporation and trade tax entity with corresponding profit and loss transfer agreements was established for the consolidated German companies. Additionally, the Company had a claim to a tax credit on distributed earnings in 2003 for the fiscal year 2002. In conformity to the German Tax Legislation this claim reduced the income tax expense and the income tax rate for the year 2002. Consequently, the effective calculated tax rate in the year ended December 31, 2002 was 29.3%.

On April 11, 2003 the German Tax Authorities passed a resolution — effective April 12, 2003 — regarding the refund of corporation tax credits resulting from distributed earnings to the shareholders. The Company’s dividend payments for the year 2002, paid in 2003, are no longer eligible for tax credit. Accordingly, the Company’s tax credit for the year 2003 was retroactively uncollectible. Beginning December 31, 2005 it is possible, to claim a partial utilisation of the corporation tax credit in light of the circumstances of the case. As a result of this new legislation and among other things the effective tax rate of the Company increased to 45.0% for the fiscal year 2003.

Net Income

     Net income decreased from € 17.5 million in 2002 to € 12.7 million in 2003, primarily as a result of the factors discussed above.

2002 Compared to 2001
(Percentages calculated based on amounts in thousands €)

Net Sales

     The following table summarizes the Company’s net sales by geographical area:

	December 31,
	2002		2001
	(€ in thousands)%		(€ in thousands)%
Net Sales
Germany	40,530	26.9	47,987	28.2
Europe (excluding Germany)	50,868	33.7	56,596	33.3
United States	35,786	23.7	44,770	26.3
Rest of World	23,758	15.7	20,787	12.2

	150,942	100.0	170,140	100.0

The Company’s net sales decreased by € 19.2 million or 11.3% from € 170.1 million for the year ended December 31, 2001 to € 150.9 million in 2002. The major decreases were recorded in the U.S. by € 9.0 million and in Germany by € 7.5 million. Sales in Europe (excluding Germany) decreased by € 5.7 million. However, in the rest of world the Company was able, to realize a sales increase by € 3.0 million. Turbo pump sales decreased by € 7.3 million, or 11.3%, from € 64.0 million in 2001 to € 56.7 million in 2002. The sales in vacuum components and instruments decreased by € 6.2 million or 13.0% from € 48.0 million in the year 2001 to € 41.7 million. The global down-turn of the economy, and especially the weakness of the semiconductor industry led to worldwide decreased sales of the Company. To improve its market position during the year 2002 the Company increased its sales force in the U.S.; the German sales force were reorganized and key-account managers were appointed for the most important market segments.

Due to the weakness of the U.S. dollar against the euro the Company’s net sales were adversely impacted by the effect of changes in this exchange rates. The exchange rate accounted for € 2.0 million or 10.2% of the total sales decrease in the year ended December 31, 2002.

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

Gross Profit

     The Company’s gross profit decreased by € 6.5 million or 8.7%, from € 74.9 million in the twelve months ended December 31, 2001 to € 68.4 million in the twelve months ended December 31, 2002. Gross margin, which is gross profit expressed as a percentage of net sales, increased from 44.0% in 2001 to 45.3% in 2002, principally as a result of better cost management in the factory.

Selling and Marketing Expenses

     Selling and marketing expenses decreased € 1.5 million or 5.8% from € 25.7 million in 2001 to € 24.2 million in 2002. The worldwide reorganization and streamlining of the Company’s sales organization led to cost reductions. As a percentage of sales, selling and marketing expenses increased from 15.1% in 2001 to 16.0% in 2002. The lower net sales revenue of the Company led to an increase in the percentage of its selling and marketing expenses.

General and Administrative Expenses

     Although material start-up costs of the newly formed production subsidiary in Aschaffenburg (approximately € 1.3 million) are included, the general and administrative expenses decreased by € 0.3 million, or 2.7%, from € 12.6 million in the year ended December 31, 2001 to € 12.2 million in 2002. As a percentage of sales, general and administrative expenses increased from 7.4% in 2001 to 8.1% in 2002, due to the decreased net sales.

Research and Development Expenses

     The increase of the Company’s research and development expenses by € 2.3 million, or 27.5%, from € 8.5 million in the year ended December 31, 2001 to € 10.8 million in 2002 was primarily a result of increased research and development activities in the newly acquired DVD-business (approximately € 3.3 million). As a percentage of sales, research and development expenses increased from 5.0% in 2001 to 7.2% in 2002. The Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in entering new markets and expanding its share of markets in which the Company presently competes, including increasing its sales of products to be used in the manufacturing of prerecorded and rewritable DVDs (coating under vacuum), especially metalizers and complete DVD lines for production.

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

Foreign Exchange Gain/Loss

     The Company’s foreign exchange loss in the year 2001 was approximately € 0.6 million. In 2002 a gain of € 1.9 million resulted due to the weakness of the U.S. dollar against the euro. Based on U.S. GAAP requirements, in 2002 an unrealized exchange gain (approximately € 1.4 million) was recorded. Depend on fluctuating exchange rates of the euro against the U.S. dollar, in future periods the record of foreign exchange losses is possible.

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

Deferred tax benefits amounted to € 0.2 million in 2002 compared with a minor expense in 2001. For further information see Note 11 to the notes to Consolidated Financial Statements.

Net Income

     Net income decreased from € 18.9 million in 2001 to € 17.5 million in 2002, primarily as a result of the factors discussed above.

B.	Liquidity and Capital Resources

     The Company’s business has historically generated sufficient cash to fund the Company’s operations, including its working capital requirements, capital expenditures and debt repayments.

Net cash provided by operating activities was in the period ended December 31, 2002 € 19.6 million. As at December 31, 2003 the Company’s cash flow used in operating activities was € 13.4 million.

The Company’s German pension plans, consistent with German requirements and practice, traditionally were unfunded. On December 19, 2003, the Company established the Pfeiffer Vacuum Trust e.V. This Trust is an independent, bankruptcy-remote, separate legal entity and its sole purpose is to act in a fiduciary capacity as trustee for the assets held. In connection with the formation of the trust, the Company made a contribution of K€ 35,955 in cash. The Company’s intention is to assure the financing of its employee’s pension claims using its high cash position. Additionally, the usage of cash flow by operating activities was influenced by the lower net income and the increased tax liabilities due to new legislation (see notes to the Consolidated Financial Statements 11 “Income Taxes”). The Company’s inventories decreased in the year ended December 31, 2003 by € 2.0 million to € 20.4 million, primarily in the production plant in Asslar.

The cash flow used in investing activities increased by € 5.9 million, due to the purchase of note receivables amounting to € 9.0 million offset by the lower capital expenditures amounting to € 1.9 million in 2003 and € 2.6 million in 2002, and the acquisition of business in 2002 amounting to € 2.4 million.

The Company repaid its loan from Kreditanstalt für Wiederaufbau in 2003 amounting to € 9.0 million, and started a share buy back program using € 2.4 million. The cash used in financing activities increased from € 6.1 million to € 16.4 million.

The Company’s working capital is sufficient for its present requirements.

For six years in a row, Pfeiffer Vacuum has been enabling its shareholders to participate in the Company’s success in the form of a dividend. Because of its high level of cash and cash equivalents, the Management and Supervisory Board will propose to the Annual Shareholders’ Meeting that, in addition to a dividend of € 0.40, a bonus dividend in the amount of € 0.30, totalling € 0.70 per share will be paid (2002: € 0.56). An aggregate dividend of approximately € 4.9 million was approved and paid in 2003.

The Company and its subsidiaries have various lines of credit available for operating purposes of approximately € 12.3 million. No amounts were used on these lines during 2003 or 2002. Substantially all of the credit facilities are denominated in euros.

Other than solvency requirements, there are no legal restrictions on the transfer of funds by the Company’s subsidiaries. The subsidiaries are legally independent enterprises, financing their cash obligations through their business activities.

C.	Research and Development, Patents and Licenses, etc.

     The Company operates in a market with high-tech vacuum products. As the inventor of the turbopump, Pfeiffer Vacuum views it as its commitment to drive the development of vacuum technology with innovative work through its own research projects as well as by rigorously fostering teaching and science in technical disciplines. Developing new products and evolving the successful existing product portfolio enjoy high priority at Pfeiffer Vacuum. In addition to its own specialists in the engineering and development departments, it also collaborates closely with universities and with companies in Germany and other countries who possess key technologies. The Company regularly sponsors postgraduate thesis work in the field of R&D and offers internships for physics or engineering students.

For over 40 years, Pfeiffer Vacuum has been one of the two companies that sponsor the prestigious Roentgen Prize, which is awarded annually at Justus Liebig University in Giessen in recognition of outstanding research work performed by the coming generation of physicists. This year, Dr. Hermann Dürr, BESSY Berlin, received the prize for his outstanding research findings in the field of X-radiation in solid state physics.

Nearly 50 years ago, the turbomolecular pump was invented at Pfeiffer Vacuum. Today, it is still the vacuum pump of choice for high and ultra-high vacuum, offering an extremely varied range of potential applications. Pfeiffer Vacuum has steadily broadened its technology leadership in this class of pumps, bringing a number of evolved models to market during the year.

In 2003, the Company again invested in evolving products for the DVD business. It views expanding the DVD business as a forward-looking investment in a growth market. During the second half of 2003, Pfeiffer Vacuum received several orders in this segment, which means that for the first time the start-up costs are now being offset by significant sales.

In the spring of 2003, Pfeiffer Vacuum received a particular distinction: Working in collaboration with top-flight companies, the Production Systems Chair at the Technical University of Aachen (RWTH Aachen) conducted a benchmarking project on the subject of Research & Development (R&D) in Mechanical Engineering. The objective of this project was to identify successful R&D practices at over 100 of Germany’s most successful companies in the field of mechanical and plant engineering. The Company numbered among the five companies that were honored at the project’s concluding conference.

The Company invested € 8.9 million in 2003, € 10.8 million in 2002 and € 8.5 in 2001 in expenditures for research and development projects.

D.	Trend information

     The year 2003 was characterized by a weak dollar, declining exports and a lackluster economy. Although the Company was unable to compensate for all of these influences, it was able to moderate them through enterprise and cost-consciousness. There were no signs of recovery in the world economy in 2003. Modest to zero growth worldwide reflects the situation of the vacuum industry. On balance, the industry posted negative growth year on year. The positive development of new orders during the fourth quarter of 2003 clouded only by the fact that the growth engine of the countries of Europe continues to sputter.

The Company intends to significantly improve its sales and earnings during the 2004 fiscal year. One of the factors upon which the growth prospects are based includes the development of new orders. DVD business would also appear to be developing on a positive note. During the fourth quarter of 2003, it received several orders for DVD Lines and individual components.

In the field of purchasing, Pfeiffer Vacuum will continue to work on optimizing its ordering processes in order to assure a high level of availability of inputs, while keeping inventories low. Rising sales will be accompanied by only a moderate increase in administration and selling as well as research & development expenses. The same also holds true with respect to capital investment volume.

During the 2004 fiscal year, the Company will be critically analyzing all of its major business processes within the framework of its “Turbo Office” project and then further optimizing them. This is only one of the ways in which Pfeiffer Vacuum intends to get its plants “in shape” again for the future and keep it that way.

For further trend information, please see item A, Operating Results, Management’s Discussion and Analyses of Financial Condition and Results of Operations.

E.	Off-Balance Sheet Arrangements

Guarantees

     As of December 31, 2003, the Company’s exposure under guarantees amounted to K€ 91 (2002: K€ 123). These guarantees relate to residential rentals. The terms of guarantees are unlimited; as a general rule, they are called upon termination of the individual rental leases.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

     The Company has entered into rental-, leasing- or maintenance-agreements which expire at various dates. The table below presents the maximum amount of the off-balance sheet contractual commitments as of December 31, 2003, classified by periods in which the contingent liabilities or commitments expire:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	€ in thousands
Operating Leases	3,594	1,290	1,467	423	414
Maintenance Contracts	102	87	9	4	2

Total Contractual Obligations	3,696	1,377	1,476	427	416

The Company did not have any debt or capital lease obligations at December 31, 2003.

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

Employment Related Benefits

     The company incurs certain employment-related expenses associated with pensions. In order to measure the expense associated with these employment-related benefits, management must make a variety of estimates including discount rates used to present value certain liabilities, assumed rates of return on assets set aside to fund these expenses, compensation increases, employee turnover rates, and anticipated mortality rates. The estimates used by management are based on the company’s historical experience as well as current facts and circumstances. The company uses third-party specialists to assist management in appropriately measuring the expense associated with these employment-related benefits. Different estimates used by management could result in the company recognizing different amounts of expense over different periods of time (See notes to the Consolidated Financial Statements 8. “Pension Benefits and Similar Obligations”).

New Accounting Rules and Standards

     Detailed explanation please see Notes to the Consolidated Financial Statements “Adoption of New Accounting Rules and Accounting Standards”.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

General

     In accordance with the German Stock Corporation Law (Aktiengesetz), the Company has a Supervisory Board (Aufsichtsrat) and a Management Board (Vorstand). The two boards are separate, and no individual may simultaneously be a member of both Boards.

In March 2003 the Company established an Audit Committee. All its individuals are members of the Supervisory Board.

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

The Audit Committee supervises the Management Board and installed controls and procedures to examine the Company’s reporting and book-keeping system.

In carrying out their duties, the members of the Supervisory Board, the Audit Committee and the Management Board must exercise the standard of care of a diligent and prudent businessperson. In complying with this standard of care, the members of the Supervisory Board, the Audit Committee and the Management Board must take into account a broad range of considerations, including the interests of the Company and its shareholders, employees and creditors.

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

The Management Board must report regularly to the Supervisory Board and the Audit Committee, in particular, on proposed business policy, budgets and strategy, profitability and on the current business of the Company as well as on any exceptional matters that arise periodically. Initially in 1996, the members of the Management Board were appointed by the Supervisory Board for a term of five years. Later on the members of Management Board were appointed for terms of up to five years. The normal retirement age for members of the Management Board is sixty-five, though it is possible for a member of the Management Board to continue in office beyond this age with the approval of the Supervisory Board.

Under certain circumstances, such as a serious breach of duty or a bona fide vote of no confidence by the shareholders, a member of the Management Board may be removed by the Supervisory Board prior to the expiration of such term. A member of the Management Board may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and the Company.

According to the Articles of Association of the Company, decisions of the Management Board are approved by a simple majority of the votes. In the event of a tie, the Chairman of the Management Board (Vorstands-vorsitzender) or, in his absence, the Deputy Chairman, has the deciding vote. Currently, no Deputy Chairman of the Management Board has been appointed.

The present members of the Management Board of the Company are as follows:

Wolfgang Dondorf

     Wolfgang Dondorf (age 60), Chairman of the Management Board, was appointed Managing Director of the Company in July 1994 and has been a member of the Management Board since 1996 for a five-year term, renewed in 2001. From 1989 to 1994, Mr. Dondorf served as Managing Director of King Plastic GmbH, a plastic components manufacturing company. He has also served as Managing Director of Pulsotronic GmbH from 1982 to 1989, Starkstrom Gummersbach GmbH from 1979 to 1982, and Sprague Electric Inc. from 1971 to 1979. Mr. Dondorf received a master’s degree in electrical engineering from RWTH Aachen.

Amandus Waterkamp

     Amandus Waterkamp, (age 51), Chief Financial Officer, joined the Company in January 2003, was appointed in April 2003 as a member of the Management Board. Beginning July 1, 2003 Mr. Waterkamp assumed the duties as Chief Financial Officer of Pfeiffer Vacuum Technology AG. He served with international responsibility at various German companies (Siemens AG, Moeller GmbH) most recently as member of the Management Board responsible for finance, controlling and IT at an internationally operating corporate group (Harting). In addition to the customary responsibilities in finance and controlling he enjoys a broad range of experience in the fields of equity investment management, corporate acquisitions and sales, risk management, internal auditing and information technology. Mr. Waterkamp holds a Master degree in Telecommunication Engineering from Fachhochschule Köln and a further Master degree in Business Administration and Finance from University of Köln.

Wilfried Glaum

     Wilfried Glaum (age 57), retired end of June 2003. He served more than 31 years for the Company, from 1996 through June 2003 as a member of the Management Board and Chief Financial Officer.

Senior Officers (Prokuristen)

     Manfred Bender (age 38), who graduated with a degree in business economics (Dipl.-Betriebswirt) from Fachhochschule Giessen-Friedberg, joined the Company in 1998. He is responsible for the Finance and Controlling Department. In August 2001 the Management Board granted Mr. Bender a special power of attorney (Prokura), which grants him the authority to bind the Company with any member of the Management Board. Prior to 1998, he served as Controller, Internal Auditor and IT-Manager for Schunk GmbH, a multinational industrial group.

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

The following individuals are members of the Supervisory Board:

Name	Age	Principal Occupation
Dr. Michael Oltmanns	47	Lawyer and tax consultant
Michael J. Anderson	46	Managing Director of Bank of America Securities, New York/United States
Prof. Dr. Klaus-Jürgen Kügler	53	Professor
Götz Timmerbeil	36	Certified public accountant and tax consultant
Günter Schneider	60	Member of the Pfeiffer Vacuum Works Council, elected by the employees
Edgar Keller	48	Member of the Pfeiffer Vacuum Works Council, elected by the employees

Audit Committee

     In accordance with the Sarbanes-Oxley-Act the Company installed in March 2003 an Audit Committee. The following individuals are members of the Audit Committee:

Name	Age	Principal Occupation
Götz Timmerbeil	36	Certified public accountant and tax consultant (Chairman and Financial Expert)
Dr. Michael Oltmanns	47	Lawyer and tax consultant
Michael J. Anderson	46	Managing Director of Bank of America Securities, New York/United States

The Audit Committee recommends the appointment of independent auditors to be elected by the Company’s shareholders at the annual general meeting. The Audit Committee also engages the independent auditors, determines their compensation and reviews the scope of the external audit. The Audit Committee reviews the Company’s quarterly and annual reports and financial statements, taking into account the results of the audits and/or reviews performed by the independent auditors.

B.	Compensation

     The aggregate amount of compensation paid by the Company during the year ended December 31, 2003 to all members of the Management Board of the Company, as a group, for services in all capacities, was € 1.1 million, including a fixed component amounting to € 0.6 million and a variable component amounting to € 0.5 million.

The fixed compensation paid to the members of the Supervisory Board and the Audit Committee, as a group, during the year ended December 31, 2003, amounted to K€ 75 (without any variable component).

The aggregate amount set aside or accrued by the Company during the year ended December 31, 2003 to provide pension, retirement or similar benefits for all members of the Supervisory Board and the Management Board of the Company, as a group, was € 0.2 million.

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

Mr. Günter Schneider and Mr. Edgar Keller, two members of the Supervisory Board, also have employment contracts with the Company, in their capacity as employees. Mr. Schneider and Mr. Keller were elected by the Company’s employees to the Supervisory Board in accordance with the Labor Management Relations Act (Betriebsverfassungsgesetz) (1952). Their employment contracts are standard-form contracts governed by the terms of a collective wage agreement between the labor union representing certain of the Company’s employees and an employer’s association representing the Company and other companies in the industry. As stipulated in the collective wage agreement, there are no benefits payable to Mr. Schneider or Mr. Keller upon termination of their employment contracts. Please see Item 6. D below for more information about the collective wage agreement. The Company has not entered into any other service contracts with this two members of its Supervisory Board.

In accordance with the Sarbanes-Oxley-Act the Company installed in March 2003 an Audit Committee. The members of the Audit Committee are also members of the Supervisory Board.

See also Item 6. A. Directors, Senior Management and Employees.

D.	Employees

	December 31,
	2003	2002	2001	2003	2002	2001
	Germany			Foreign Countries
Production	297	311	297	58	58	63
Research and Development	91	102	88	2	3	3
Selling and Marketing	108	124	123	91	101	107
Administration	80	78	77	34	34	35

Total	576	615	585	185	196	208

     As of December 31, 2003, the Company employed 761 people, 576 of which are in Germany and 185 of which are in other countries. In Germany, employment agreements for employees below management level are generally collectively negotiated between the regional association of the companies within a particular industry and the respective unions. The expired agreement for “metal workers”, which covers most of the Company’s employees, went into effect on March 1, 2002 and was effective through December 31, 2003. The new agreement started at January 1, 2004. Beginning March 1, 2004 the salaries of the Company’s employees increased by 2.2% for 12 months; beginning March 1, 2005 an additional increase by 2.7% for further 12 months was stipulated. Employees at the Asslar facility and the Aschaffenburg facility are represented by a works council. The Company has not experienced any work stoppages during the last ten years. The Company considers its labor relations to be good.

E.	Share Ownership

     The following table includes certain information known to the Company with respect to beneficial ownership of the Company’s Ordinary Shares as of December 31, 2002 by all members of the Supervisory Board and the Management Board:

	Identity of		Percent of
Title of Class	Person or Group	Amount Owned	Class
	Supervisory Board

Ordinary Shares	Dr. Michael Oltmanns	100	0.0%
Ordinary Shares	Michael J. Anderson	0	0.0%
Ordinary Shares	Prof. Dr. Klaus-Jürgen Kügler	0	0.0%
Ordinary Shares	Götz Timmerbeil	0	0.0%
Ordinary Shares	Edgar Keller	0	0.0%
Ordinary Shares	Günter Schneider	80	0.0%

	Management Board

Ordinary Shares	Wolfgang Dondorf	56,000	0.6%
ADRs	Wolfgang Dondorf	200	0.0%
Ordinary Shares	Amandus Waterkamp	0	0.0%

Stock-based Compensation Plans

Employee Participation Program, Term: 2000 through 2005

     On July 10, 2000, the Company issued € 0.6 million in convertible bonds to members of management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. Each convertible bond with a par value of € 128 is convertible into 50 no-par value ordinary shares upon payment of a conversion price. Each holder of convertible bonds may convert up to 30% two years after issuance beginning July 2002, up to 60% three years after issuance beginning July 2003 and up to 100% four years after issuance beginning July 2004, subject to certain closed periods. The last date of conversion is December 9, 2005.

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

Through December 31, 2003, 2,000 convertible bonds totaling par value approximately € 256,000 were repurchased from employees voluntarily exiting the plan.

Employee Participation Program, Term: 2002 through 2007

     On July 7, 2002, the Company issued € 0.6 million in convertible bonds to members of management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. Each convertible bond with a par value of € 128 is convertible into 50 no-par value ordinary shares upon payment of a conversion price. Each holder of convertible bonds may convert up to 30% after the annual general meeting of the shareholders in 2004, up to 60% after the annual general meeting of the shareholders in 2005 and up to 100% after the annual general meeting of the shareholders in 2006, subject to certain closed periods. The last date of conversion is December 9, 2007.

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

Through December 31, 2003, 400 convertible bonds totaling par value approximately € 51,200 were repurchased from employees voluntarily exiting the plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

     To the best knowledge of the Company, it is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any natural or legal persons, severally or jointly.

The following table includes certain information known to the Company with respect to beneficial ownership of 5% or more of the Company’s Ordinary Shares:

	Identity of		Percent of
Title of Class	Person or Group	Amount Owned	Class
		December 31, 2003

Ordinary Shares	Harris Associates L.P., Chicago/U.S.A.	901,373	10.37%
Ordinary Shares	Arnhold and S. Bleichroeder Advisors, LLC, New York/U.S.A.	450,002	5.18%
		December 31, 2002

Ordinary Shares	Harris Associates L.P., Chicago/U.S.A.	443,200	5.04%
Ordinary Shares	Janus Capital Management LLC, Denver/U.S.A.	452.477	5.15%

		December 31, 2001

Ordinary Shares	Harris Associates L.P., Chicago/U.S.A.	394,610	4.49%

These shareholders have the same voting rights as any other holder of the Company’s ordinary shares.

B.	Related Party Transactions

     The Company did not enter into transactions with related parties in the year ended December 31, 2003, and is not presently proposing to enter into transactions with related parties, that are material either to the Company or any related party, or that are unusual in their nature of conditions. In addition, there are no related party loans outstanding at December 31, 2003.

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

Policy on Dividend Distributions

     The Management Board proposes dividends based on Pfeiffer Vacuum Technology AG’s year-end unconsolidated financial statements. Aggregate cash dividend of € 0.56 per ordinary share were approved and paid in both, 2003 and 2002, respectively. A similar cash dividend of € 0.40 per ordinary share and an additional bonus dividend of € 0.30 per ordinary share has been proposed and is expected, upon final approval by the shareholders of the Company, to be paid in 2004. The Company has declared an annual dividend since 1998.

B.	Significant Changes

N/A

Item 9.	The Offer and Listing

Items 9.A.1-3, and 5-7, B, D, E, and F are not applicable.

A.	Offer and Listing Details

4.	Market Price Information

Trading of ADRs on the New York Stock Exchange

     The table below sets forth, for the periods indicated, the high and low closing sales prices in U.S. dollars for the ADRs on the NYSE, as reported on the NYSE Composite Tape.

	Price per ADR
	High	Low
	($)
1999	50.13	23.00
2000	48.38	25.25
2001	48.00	22.50
2002
First Quarter	37.03	30.51
Second Quarter	37.53	32.15
Third Quarter	37.21	16.50
Fourth Quarter	21.41	17.24
2003
First Quarter	22.69	18.75
Second Quarter	30.80	19.15
Third Quarter	34.00	26.15
Fourth Quarter	36.33	30.33
2003
Month of July	27.92	26.15
Month of August	30.77	27.00
Month of September	34.00	29.80
Month of October	33.60	30.33
Month of November	33.75	32.50
Month of December	36.33	32.74
2004
Month of January	42.35	34.85

On January 31, 2004, the closing sales price per ADR was $34.85 as reported on the NYSE Composite Tape.

Trading of Ordinary Shares on the Frankfurt Stock Exchange

     The Ordinary Shares are listed and principally traded outside the United States on the Frankfurt Stock Exchange, where high and low closing sales prices have been expressed in euros since January 1, 1999.

The table below presents, for the periods indicated, the high and low closing sales prices in euro for the Ordinary Shares on the Frankfurt Stock Exchange, based on the exchange from euro to U.S. dollars at the Noon (Buying) Rate, in each case as in effect on the last trading day of the periods presented.

	Price per Ordinary Share
	High	Low	High	Low
	€	€	$	$
1999:	46.50	23.70	49.95	23.76
2000:	50.40	24.68	45.03	23.53
2001:	51.36	24.40	45.28	22.37
2002:
First Quarter	41.80	33.81	36.42	29.46
Second Quarter	40.71	33.71	40.60	33.62
Third Quarter	38.00	15.80	37.43	15.56
Fourth Quarter	22.60	17.01	23.68	17.82
2003:
First Quarter	21.70	16.60	23.47	18.10
Second Quarter	27.15	17.50	31.01	19.47
Third Quarter	30.65	22.55	35.83	25.28
Fourth Quarter	29.88	24.77	37.68	28.83
Month of July	25.11	22.55	28.38	25.49
Month of August	28.42	23.17	31.00	25.28
Month of September	30.65	25.62	35.83	29.95
Month of October	29.00	24.77	33.75	28.83
Month of November	29.50	27.65	35.37	33.15
Month of December	29.88	25.90	37.68	32.66
2004:
Month of January 2004	34.19	27.75	42.34	34.37

On January 31, 2004, the closing sales price per Ordinary Share on the Frankfurt Stock Exchange, as reported by Deutsche Börse was € 33.15.

The average daily volume of Ordinary Shares traded at the Frankfurt Stock Exchange (previously Neuer Markt) during 2003 was 18,668. Such number is based on monthly turnover statistics supplied by the Frankfurt Stock Exchange.

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

The Company’s Ordinary Shares have been listed and principally traded on the Neuer Markt of the Frankfurt Stock Exchange since April 15, 1998. The Neuer Markt was a segment of Deutsche Börse AG. Deutsche Börse reorganized the stock exchange segments in 2003 and differentiated it by a “General Standard” and a “Prime Standard.” The General Standard is subject to the requirements prescribed under German law; the Prime Standard additionally includes internationally customary transparency requirements (quarterly reporting, IAS/IFRS or U.S. GAAP accounting standards, presentation of a corporate calendar, at least one analyst conference per year, as well as ad-hoc press releases in German and English). Pfeiffer is already in conformity with all inclusion criteria. The Deutsche Börse AG confirmed the Company’s inclusion in the Prime Standard beginning January 1, 2003. In June 2003, all previously at Neuer Markt listed companies were integrated in the new segments “Prime Standard” or “General Standard” of Deutsche Börse AG. Consequently, Neuer Markt was closed on June 5, 2003.

In 2003, Deutsche Börse introduced a new index system that was specifically tailored to the needs of investors. Since March 24, 2003 the Company belongs to the newly created TecDax Index, which includes the 30 most important technology companies. Previously the Company was included in the index system NEMAX 50 containing fifty selected companies from the Neuer Markt, introduced on July 1, 1999. In order to assure the continuity of financial instruments issued on this basis, it is anticipated that the NEMAX 50 Index will continue to be calculated in parallel until year-end 2004.

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

Directors

     The Company has a two-tier board structure consisting of a Management Board and a Supervisory Board. In accordance with the Sarbanes-Oxley-Act the Company installed in March 2003 an Audit Committee. (See Item 6.A. Directors and Senior Management).

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

Membership of the Management and Supervisory Board or the Audit Committee is not limited by any age limit requirement. Membership ends at the end of the period for which a member was appointed.

Management and Supervisory Board and Audit Committee members are not required to hold any shares in the Company while in office.

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

Under the German Stock Corporation Law (§186 (1), an existing shareholder in a stock corporation has a preferential right to subscribe for issues by such corporation of shares, debt instruments convertible into shares, debt instruments with warrants attached and participating debt instruments in proportion to the shares held by such shareholder in the existing share capital of such corporation. The German Stock Corporation Law provides that this preferential right can only be excluded in certain limited circumstances and in the same shareholder resolution authorizing the capital increase (§186 (3)). A majority of at least three-quarters of the share capital represented at the meeting is required for the exclusion. The exclusion of pre-emptive rights is permitted with a majority of three-quarters of the share capital present if the capital increase against cash contribution (Barkapitalerhöhung) does not exceed an amount of 10% of the Company’s share capital (Grundkapital) and the issue price does not significantly fall below the exchange price. Pre-emptive rights may be transferred by agreement and delivery of the coupon evidencing such rights. If the shares to which the pre-emptive rights relate are held in a clearing system, the rights may be transferred in accordance with the rules of such clearing system.

The Management Board is authorized to increase, subject to the consent of the Supervisory Board, the Company’s share capital on or prior to June 5, 2005 by issuing no-par value shares against cash contributions, in one or several tranches, for an amount up to K€ 8,640. The shareholders will be granted a pre-emptive right. The Management Board is authorized to exclude, subject to the consent of the Supervisory Board, fractional shares from the pre-emptive right. The Management Board is authorized to increase, subject to the consent of the Supervisory Board, the Company’s share capital on or prior to June 5, 2005 by issuing new no-par value shares against cash contributions, in one or several tranches, for an amount up to K€ 2,160.

With the consent of the Supervisory Board, the Management Board may exclude the pre-emptive rights of the shareholders in order to be able to issue the new shares in an overall nominal amount of up to K€ 1,660 at an issue price that is not substantially below the stock exchange price or to be able to issue the new shares in a nominal amount of up to K€ 500 to employees.

If the Management Board does not exercise its authority to exclude the pre-emptive rights, the pre-emptive rights of the shareholders may be excluded, with the consent of the Supervisory Board, for fractional shares only.

The share capital has been conditionally increased by up to K€ 1,152 through the issuance of up to 450,000 no-par value bearer shares, to be issued based on the authorization of the shareholders, dated June 6, 2000. The conditional capital increase will be implemented only insofar as the holders of the convertible bonds actually convert them. The new shares will participate in the profits for the entire fiscal year in which the right to convert is exercised.

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

Although notice of each shareholders’ meeting (whether for the annual general meeting or an extraordinary meeting) is required to be given as described above, neither the German Stock Corporation Law nor the Articles of Association have any minimum quorum requirement applicable to such meetings.

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

Notification Requirements

     Under the German Stock Corporation Law, any enterprise (Unternehmen) owning shares in the Company must notify the Company without delay, inter alia, if the aggregate number of shares held by it (or any enterprise connected with it) exceeds or falls below a threshold of 25% to 50% of the Company’s share capital. For the purposes of this notice requirement, shares owned by an enterprise include shares owned by another enterprise that is directly or indirectly controlled by the first enterprise and shares held by another person on behalf of the first enterprise or the controlled enterprise. Failure to notify the Company will, for as long as such failure continues, disqualify the shareholder from exercising any rights attached to the Ordinary Shares (e.g., voting rights and dividends). In addition, in the event that the Company’s Ordinary Shares are listed on an European stock exchange, under the Securities Trading Act (Wertpapierhandelsgesetz) any person who reaches, exceeds or falls below 5%, 10%, 25%, 50% or 75% of the voting rights in a company listed on any European stock exchange, whether by acquiring or disposing of shares or otherwise, shall forthwith, and at the latest within seven calendar days, inform the Company and the Federal Supervisory Authority for Securities Trading (Bundesanstalt für Finanzdienstleistungsaufsicht) in writing that such person has reached, exceeded, or fallen below the aforesaid thresholds, the extent of such person’s voting rights, and notify the Federal Supervisory Authority for Securities Trading of such person’s address. Failure to notify the Company will, for so long as such failure continues, disqualify the shareholders for exercising the voting rights attached to the shares.

Provisions of German Law that are significantly different from Provisions of U.S. Law

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

     At the present time, Germany does not restrict the export or import of capital, except for certain restrictions regarding Angola, Afghanistan, Birma/Myanmar, Iraq, Yugoslavia and Simbabwe.

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

E.	Taxation

Taxation

     In this section the Company discusses the material United States federal income and German tax consequences to its Shareholders/ADR-holders.

If the shareholder/ADR-holder:

•	is a beneficial owner of some of Pfeiffer Vacuum’s ordinary shares or ADR;

•	is a resident of the United States for purposes of the United States — Germany income tax treaty (the ''Income Tax Treaty’’), which generally includes: an individual United States resident; a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries;

•	is holding some of Pfeiffer Vacuum ordinary shares/ADR as a capital asset;

•	is not holding any of Pfeiffer Vacuum ordinary shares/ADR as part of the business property of the shareholders/ADR-holders permanent establishment in Germany or, if she/he is an individual, as part of her/his fixed base in Germany that she/he uses to perform independent personal services; and

•	is not subject to the limitation on benefits restrictions in the Income Tax Treaty, if the shareholder/ADR-holder is not an individual.

The Company has based its discussion on existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this annual report. These tax laws are subject to change, possibly with retroactive effect. The discussion does not address all aspects of United States federal income and German taxation that may be relevant to Pfeiffer Vacuum’s shareholders/ADR-holders in light of their particular circumstances. For example, the discussion does not address tax consequences resulting from shares acquired pursuant to the exercise of an employee stock option or shares otherwise received as compensation and it does not include tax consequences to shareholders/ADR-holders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations, broker-dealers and corporations that own 10% or more of the Company’s ordinary shares/ADR). The discussion also does not address any aspects of state, local or non-United States tax law other than some aspects of German tax law.

EACH SHAREHOLDER IS STRONGLY URGED TO CONSULT HER OR HIS TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME AND GERMAN TAX CONSEQUENCES OF HOLDING PFEIFFER-VACUUM ORDINARY SHARES/ADR, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH SHAREHOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING PFEIFFER-VACUUM ORDINARY SHARES/ADR.

Withholding Tax on Dividends

     German law requires German corporations, including Pfeiffer Vacuum Technology AG, to withhold German tax on dividends paid to non-resident stockholders at a total rate of 21.1% (consisting of a 20% withholding tax and a 1.1% surcharge). The shareholder/ADR-holder can obtain a partial refund of this 21.1% aggregate German withholding tax under the Income Tax Treaty.

Generally, United States federal income tax law requires shareholders/ADR-holders to pay taxes on dividends she/he receives from a German corporation. She/he may be permitted to claim a foreign tax credit for German income taxes that she/he paid on the dividend to the extent that she/he is not entitled to a refund for those taxes from the German tax authorities.

The Income Tax Treaty reduces the German withholding tax rate from 21.1% to 15% of the gross amount of the dividend a shareholder/ADR-holder receives from a German corporation. Therefore, she/he may apply for a refund of German withholding tax in an amount equal to 6.1% of the gross amount of the dividend she/he received (21.1% aggregate German withholding tax rate minus 15% Income Tax Treaty withholding tax rate).

Thus, each $1,000 of gross dividend paid to a shareholder/ADR-holder will be subject to a German withholding tax of $211, of which $61 may be refunded to her/him under the Income Tax Treaty. Assuming she/he receives the $61 refund, she/he will receive in total $850 of cash for each $1,000 of gross dividend ($789 directly and $61 by way of refund).

The United States federal income tax rules will treat a shareholder/ADR-holder as if she/he received a total dividend of $1,000, and she/he will have to include $1,000 in her/his gross income. She/he may also be entitled to a foreign tax credit, subject to applicable limitations of United States federal income tax law.

The shareholder/ADR-holder must include Pfeiffer Vacuum’s euro-denominated dividends in her/his gross income in a U.S. dollar amount that is based on the exchange rate on the date she/he receives or is treated as having received the dividends. If she/he convert these dividends into U.S. dollars on the date she/he receives or is treated as having received the dividends, she/he should not be required to recognize foreign currency gain or loss on the dividend. She/he may, however, be required to recognize foreign currency gain or loss on her/his receipt of refunds of German withholding tax to the extent that (A) the U.S. dollar value of the refund she/he received or was treated as having received differs from (B) the U.S. dollar equivalent of the refund on the date she/he received or was treated as having received the underlying dividend. United States federal income tax rules treat any such foreign currency gain or loss as ordinary income or loss.

Withholding Tax Refund Procedures

     To claim the refund reflecting the current reduction of the German withholding tax from 20% to 15% and the refund of the effective 1.1% German surtax, when applicable, a Shareholder/ADR-holder must submit a claim for refund, together with documentation of the tax withheld and certification of their last filed U.S. federal income tax return, to the German tax authorities, within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt für Finanzen, 53221 Bonn-Beuel, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Additionally, the form can be downloaded from the following website: http://www.bff-online.de/Steuer_Vordrucke/KSt_KapSt/AntragErstattungKapE_USA.pdf         .

Shareholders/ADR-holders must also submit to the German tax authorities certification (IRS Form 6166) of their last filed United States federal income tax return. Such certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for the certification with the Internal Revenue Service — Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. (Additional information, including IRS Publication 686, can be obtained from the Internal Revenue Service website at http://www.irs.gov/pub/irs-pdf/p686.pdf). Requests for certification are to be made in writing and must include the shareholder’s/ADR-holder’s name, social security number or employer identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service will send the certification directly to the German tax authorities if the shareholder/ADR-holder authorizes the Internal Revenue Service to do so. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

Shareholders/ADR-holders of Pfeiffer Vacuum ordinary shares/ADR who receive a refund attributable to reduced withholding taxes under the Income Tax Treaty may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the U.S. dollar value of the refund received or treated as received by the shareholder/ADR-holder differs from the U.S. dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by the shareholder/ADR-holder.

Reduced United States Tax Rate for Certain Dividends

     Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, the maximum rate of United States federal income tax on qualified dividend income received by an individual (and certain trusts and estates) is reduced to 15%. The reduced maximum rate applies to eligible dividends received after December 31, 2002 and before January 1, 2009. Qualified dividend income generally includes dividends paid by United States corporations and qualified foreign corporations. A foreign corporation is a qualified foreign corporation for these purposes if:

1.	it is eligible for benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service determines is satisfactory for these purposes and that includes an exchange of information program, or

2.	the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States.

In addition, to qualify for the reduced rate, the share of stock on which the dividend is paid must be held more than 60 days in the 120-day period beginning 60 days before the ex-dividend date and the stockholder must not be under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property.

Special rules for determining a taxpayer’s foreign tax credit limitation shall apply in the case of qualified dividend income. Rules similar to those of Internal Revenue Code section 904(b)(2)(B) concerning adjustments to the foreign tax credit limitation to reflect any capital gain rate differential shall also apply to any qualified dividend income.

Taxation of Capital Gains

     The Income Tax Treaty provides that the German capital gains tax does not apply to gains on the sale or other disposition of a shareholder’s/ADR-holder’s Pfeiffer Vacuum ordinary shares/ADR.

If a shareholder/ADR-holder sells or otherwise disposes of her/his Pfeiffer Vacuum ordinary shares/ADR, she/he will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and the adjusted tax basis in those shares. If she/he is an individual and has held the Pfeiffer Vacuum ordinary shares/ADR more than 12 months, the capital gain will generally be subject to a maximum United States federal income tax rate of 15%.

German Capital Tax (Vermögensteuer)

     As a result of a judicial decision, the German capital tax (Vermögensteuer) is not imposed at the present time. In addition, under the Income Tax Treaty a shareholder/ADR-holder would not have to pay German capital tax (Vermögensteuer) even if it were currently in effect.

Other German Taxes

     There are no German transfer, stamp or other similar taxes that would apply to a shareholder/ADR-holder in connection with receiving, purchasing, holding or selling Pfeiffer Vacuum’s ordinary shares/ADR.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

     The Company files this annual report on form 20-F, the exhibits thereto and other information with the Securities and Exchange Commission (the “SEC”). Any documents that the Company files with the SEC may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 233 Broadway, New York, New York 10274, at prescribed rates. The SEC also maintains a website at “www.sec.gov” that contains reports and other information regarding registrants that file electronically with the Commission. The annual reports and some other information of the Company are available.

As required by German law, the Company files its consolidated financial statements in accordance with U.S. GAAP in the English and German languages with Deutsche Börse AG.

Additionally, Pfeiffer Vacuum’s Annual Report (Geschäftsbericht) in English and German language and the annual report on Form 20-F is available from the Company’s Internet site (http://www.pfeiffer-vacuum.de).

I.	Subsidiary information.

Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

     The global nature of the Company’s businesses exposes it to market risks resulting from changes in foreign currency exchange rates and interest rates. The Company seeks to manage and control these market risks primarily through its regular operating and financing activities and evaluates it by monitoring changes in key economic indicators and market information on an ongoing basis. The Company does not hold risk-sensitive instruments for investment purposes.

Interest Rate Risk

     The Company faces typical interest rate risk insofar as changes of future interest rates will lead to changes in interest income and interest paid. However, the Company currently has no long-term debts. Pfeiffer Vacuum invested in a note receivable amounting to approximately € 9.0 million with interest based on the six-months-Euribor. This note receivable may include an interest rate risk. Cash assets are invested in instruments with maturities of less than ninety days.

Foreign Currency Exchange Risk

     The Company’s principal foreign currency exchange risk involves changes in the value of the euro relative to the U.S. dollar and the British pound. Approximately 35% of the Company’s sales are denominated in currencies other than the euro. The table below shows the portion of sales denominated in the U.S. dollar, the British pound, and other foreign currencies for the year ended December 31, 2003.

Currency	Percentage of Sales
U.S. dollars	23%
British pounds	3%
Other foreign currencies	9%

The Company enters into foreign currency forward contracts to hedge the exposure of its forecasted foreign-currency sales to fluctuations in exchange rates. These forward contracts are limited to currencies in which the Company has significant sales that are denominated in currencies other than the euro (i.e., the U.S. dollar). The contracts are designed to protect specifically against the impact of changes in exchange rates on these sales and typically cover approximately sixty to seventy percent of the Company’s foreign exchange risk. The maturities for all forward contracts are aligned with the date the sales are anticipated to occur. Please see note 14 “Financial Instruments” of the notes to the Consolidated Financial Statements for further discussion of the Company’s foreign exchange hedging activities.

The portion of the Company’s forecasted foreign currency sales that are not covered by its hedging activities would be adversely affected by a devaluation of foreign currencies relative to the Euro. A hypothetical, simultaneous, instantaneous, and unfavorable ten percent decrease in the value of the U.S. Dollar relative to the Euro would result in a decline in the Company’s forecasted sales denominated in U.S. Dollars for the first six months of 2004 of an amount equal to approximately € 1.4 million. The foregoing calculations are based on the assumption that sales in the first six months of 2004 will be equal to the Company’s sales in the six month period that ended on December 31, 2003.

Item 12.    Description of Securities other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

Part II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Changes with Respect to Ordinary Shares

Treasury Stock

     In the shareholders meeting at June 11, 2002 the shareholders authorized the Company to acquire treasury stock. The number of ordinary shares that may be repurchased (subject to statutory limitation) is limited up to a maximum of 10% of all issued shares. In 2003, the Company repurchased 100,076 shares for cash on the market.

Item 15.    Controls and Procedures

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

All annual and quarterly reports are reviewed by the Company’s Management Board prior to publication. In accordance with German law, the members of the Management Board confirm through their signatures that, to the best of their knowledge and belief, all required information is contained therein and that they have no knowledge of any material irregularities that could negatively impact the Company’s operating or financial results. All annual and quarterly reports are also provided to all members of the Supervisory Board and the Audit Committee prior to publication. Furthermore, all members of the Supervisory Board and the Audit Committee receive comprehensive information about all material business transactions, the order situation and the results of all consolidated companies within the context of a detailed monthly reporting system.

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

Item 16A.    Audit Committee Financial Expert

Audit Committee

     In accordance with the Sarbanes-Oxley-Act the Company established in March 2003 an Audit Committee. The following individuals are members of the Audit Committee:

Götz Timmerbeil	36	German Certified public accountant and tax consultant (Chairman and Financial Expert)
Dr. Michael Oltmanns	47	Lawyer and tax consultant
Michael J. Anderson	46	Managing Director of Bank of America Securities, New York/United States

The Audit Committee recommends the appointment of independent auditors to be elected by the Company’s shareholders at the annual general meeting. The Audit Committee also engages the independent auditors, determines their compensation and reviews the scope of the external audit. The Audit Committee reviews the Company’s quarterly and annual reports and financial statements, taking into account the result of the audits and/or reviews performed by the independent auditors.

Item 16B.    Code of Ethics

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

The Company has incorporated most of the recommendations of the Coporate Governance Code into its corporate strategy. More detailed information about DCGK is published on the Company’s internet-homepage (www.pfeiffer-vacuum.de) and filed as exhibit 2.6 to this report.

Item 16C.    Principal Accountant Fees and Services

     In the annual general meeting of the Company the Audit Committee (members of the Supervisory Board) proposed and the shareholders elected KPMG Deutsche Treuhandgesellschaft AG, Wirtschaftsprüfungs-gesellschaft, located Frankfurt/M., to its auditing company for the year 2003. Through fiscal year 2002 the auditing company was Ernst & Young, Deutsche Allgemeine Treuhand AG, Frankfurt.

Principal accountant fees and services consist of the following:

	KPMG	E & Y
	December 31,
	2003	2002
	(€ in thousands)
Audit fees	250	243
Audit-related fees	12	0
Tax fees	0	53
Other fees	0	0

Audit-related fees are charged by KPMG for assurance and related services that are related to the performance of the audit (especially audit of employee benefit plans and pension schemes).

Audit Committee’s pre-approval policies and procedures

     The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the auditing company. The auditing company must report directly to the Audit Committee.

The Audit Committee’s policy requires management to obtain the Committee’s approval before engaging the independent auditors or to provide any other audit or permitted non-audit services to the Company and its subsidiaries. The chairman of the Audit Committee is not permitted to approve any engagement of the auditors if the service to be performed either fall into a category of services that are not permitted by applicable law or the service would be inconsistent with maintaining the auditor’s interdependence.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Treasury Stock

     In the shareholders meeting at June 11, 2002 the shareholders authorized the Company to acquire treasury stock. The number of Ordinary Shares to be repurchased (subject to statutory limitation) is limited up to a maximum of 10% of the issued outstanding shares.

The following table shows the buying date and the number of repurchased shares within 2003:

			Value	Numbers	Value	Average
	Price per	Number of	of Shares	of Shares	of Shares	Share Price
Date	Share	Shares	accumulated	accumulated	accumulated	accumulated
	€		€		€	€
05-16-2003	22.43200	25,626	574,842.43	25,626	574,842.43	22.43200
05-23-2003	22.99800	8,000	183,984.00	33,626	758,826.43	22.56666
06-06-2003	22.86200	2,000	45,724.00	35,626	804,550.43	22.58324
07-30-2003	22.93400	500	11,467.00	36,126	816,017.43	22.58809
08-08-2003	24.03005	14,600	350,838.73	50,726	1,166,856.16	23.00312
08-19-2003	24.62990	7,205	177,458.43	57,931	1,344,314.59	23.20544
09-26-2003	26.04000	17,205	448,018.20	75,136	1,792,332.79	23.85451
10-02-2003	26.07800	15,879	414,092.56	91,015	2,206,425.35	24.24244
10-29-2003	25.60000	9,061	231,961.60	100,076	2,438,386.95	24.36535

		100,076	2,438,386.95

PART III

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

See pages F-1 through F-29, incorporated by reference.

Item 19.    Exhibits

Documents filed as exhibits to this Report:

1.1	Articles of Association (Satzung) of the Company, as amended to the date hereof (English translation included), incorporated herein by reference to Exhibit 1.1 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 19, 2002.

1.2	Internal Rules of Procedure (Geschäftsordnung) of the Company (English translation included), incorporated herein by reference to Exhibit 1.2 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.1	Amended and Restated Deposit Agreement, dated as of July 15, 1998, among the Company, the Bank of New York, as Depositary, and each Holder and Beneficial Owner from time to time of American Depositary Receipts issued thereunder, including therein a form of American Depositary Receipt representing the American Depositary Shares registered, incorporated herein by reference to Exhibit (a) to Post-Effective Amendment No. 2 to the Form F-6 Registration Statement of the Company and The Bank of New York as Depositary, filed with the U.S. Securities and Exchange Commission on July 10, 1998.

2.2	Form of Certificate of Ordinary Shares, without nominal value (English translation included) incorporated herein by reference to Exhibit 2.2 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.3	Terms of Issuance of Convertible Bonds issued in 1996 (English version), incorporated herein by reference to Exhibit 2.3 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.4	Terms of Issuance of Convertible Bonds issued in 2000 (English version), incorporated herein by reference to Exhibit 2.4 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.5	Terms of Issuance of Convertible Bonds issued in 2002 (English version), incorporated herein by reference to Exhibit 2.5 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 25, 2003.

2.6	“German Corporate Governance Code” and incorporation of the Company’s recommendations into its corporate strategy (English version), filed with the U.S. Securities and Exchange Commission on March 24, 2004.

8.1	Significant subsidiaries: Please see part C (Organizational Structure) in Item 4 (Information on the Company).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 19, 2004

PFEIFFER VACUUM TECHNOLOGY AG

By: /s/ Wolfgang Dondorf

Wolfgang Dondorf
Chief Executive Officer
(Chairman of the Management Board)

I, Wolfgang Dondorf, certify that:

1.	I have reviewed this annual report on Form 20-F of Pfeiffer Vacuum Technology AG;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial conditions, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on evaluation; and

c)	Disclosed in this report any change in the Company’s internal control over financial reporting that ocurred during the period covered by the annual report that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting.

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

March 19, 2004

By: /s/ Wolfgang Dondorf

Wolfgang Dondorf
Chief Executive Officer
(Chairman of the Management Board)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Pfeiffer Vacuum Technology AG:

We have audited the accompanying consolidated balance sheet of Pfeiffer Vacuum Technology AG and subsidiaries as of December 31, 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pfeiffer Vacuum Technology AG and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany
February 24, 2004

REPORT OF INDEPENDENT AUDITORS

To the Supervisory Board and Shareholders
Pfeiffer Vacuum Technology AG

We have audited the accompanying consolidated balance sheets of Pfeiffer Vacuum Technology AG and subsidiaries as of December 31, 2002 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pfeiffer Vacuum Technology AG and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Frankfurt am Main, Germany
February 03, 2003

ERNST & YOUNG DEUTSCHE ALLGEMEINE TREUHAND AG WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2003	2002	2001
	€	€	€
	(in thousands, except per share data)
Net sales	144,018	150,942	170,140
Cost of sales	(81,721)	(82,525)	(95,227)

Gross profit	62,297	68,417	74,913
Selling and marketing expenses	(20,941)	(24,162)	(25,650)
General and administrative expenses	(12,950)	(12,241)	(12,585)
Research and development expenses	(8,928)	(10,845)	(8,503)

Operating profit	19,478	21,169	28,175
Interest expense	(246)	(525)	(605)
Interest income	1,803	2,228	2,440
Foreign exchange gain (loss)	2,142	1,946	(610)

Income before income tax	23,177	24,818	29,400
Income taxes:
Current	(11,544)	(7,513)	(10,510)
Deferred	1,113	230	(19)

	(10,431)	(7,283)	(10,529)

Net income	12,746	17,535	18,871

Net income per ordinary share and ADR:
Basic	1.46	1.99	2.16

Diluted	1.46	1.99	2.16

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2002
	€	€
	(in thousands)
ASSETS
Cash and cash equivalents	29,432	72,264
Trade accounts receivable (Note 3)	22,224	21,937
Other accounts receivable	2,125	3,164
Inventories (Note 4)	20,360	22,403
Prepaid expenses	593	562
Deferred tax assets — net (Note 11)	1,016	775
Other current assets	920	713

TOTAL CURRENT ASSETS	76,670	121,818
Property, plant and equipment (Note 5)	25,734	28,434
Note receivable (Note 14)	9,000	—
Prepaid pension cost (Note 8)	2,819	—
Deferred tax assets — net (Note 11)	3,323	2,731
Goodwill	1,037	1,037
Other assets	1,197	1,476

TOTAL NON-CURRENT ASSETS	43,110	33,678
TOTAL ASSETS	119,780	155,496

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current portion of long-term debt	—	1,291
Trade accounts payable	4,153	3,483
Accrued liabilities (Note 9)	8,758	9,188
Income tax liabilities	6,643	2,317
Customer deposits	1,051	1,938
Other payables	2,252	2,269

TOTAL CURRENT LIABILITIES	22,857	20,486
Long-term debt (Note 6)	—	7,746
Convertible bonds (Note 7)	845	1,011
Accrued pension (Note 8)	1,041	33,615
Minority interests	—	130

TOTAL NON-CURRENT LIABILITIES	1,886	42,502
SHAREHOLDERS’ EQUITY (Note 10)
Share capital (no par, €2.56 nominal value, 13,459,350 ordinary shares authorized; 8,790,600 issued and 8,690,524 outstanding at December 31, 2003 and 8,790,600 at December 31, 2002)	22,504	22,504
Additional paid-in-capital	2,821	2,821
Retained earnings	73,713	65,870
Accumulated other comprehensive income (loss)	(1,563)	1,313
Treasury stock, at cost (100,076 ordinary shares at December 31, 2003)	(2,438)	—

TOTAL SHAREHOLDERS’ EQUITY	95,037	92,508
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	119,780	155,496

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Accumulated Other Comprehensive
				Income
		Additional			Cumulative	Unrealized		Total
	Share	paid-in	Retained	Minimum	translation	gain/(loss) on	Treasury	shareholders’
	capital	capital	earnings	pension liability	adjustment	hedges	stock	equity
					€ in thousands
Balance at January 1, 2001	22,065	2,184	38,706	(19)	3,540	631	—	67,107
Dividends paid			(4,319)					(4,319)
Bonds converted	439	637						1,076
Net income			18,871					18,871
Components of other comprehensive income — net of tax of €(122) —				19	1,088	(440)		667
Comprehensive income								19,538

Balance at December 31, 2001	22,504	2,821	53,258	—	4,628	191	—	83,402
Dividends paid			(4,923)					(4,923)
Net income			17,535					17,535
Components of other comprehensive income — net of tax of €157 —				(656)	(3,068)	218		(3,506)
Comprehensive income								14,029

Balance at December 31, 2002	22,504	2,821	65,870	(656)	1,560	409	—	92,508
Subtotal accumulated other comprehensive income						1,313

Dividends paid			(4,903)					(4,903)
Treasury stock							(2,438)	(2,438)
Net income			12,746					12,746
Components of other comprehensive income — net of tax of €(305) —				592	(3,609)	141		(2,876)
Comprehensive income								9,870

Balance at December 31, 2003	22,504	2,821	73,713	(64)	(2,049)	550	(2,438)	95,037

Subtotal accumulated other comprehensive loss						(1,563)

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,
	2003	2002	2001
	€	€	€
	(in thousands)
Cash flow provided by operating activities:
Net income	12,746	17,535	18,871
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,959	4,627	4,569
Goodwill amortization	—	—	120
Loss (gain) on disposal of fixed assets	350	(35)	(116)
Change in deferred taxes	(1,113)	(230)	19
Provision for doubtful accounts	824	850	108
Effects of changes in operating assets and liabilities:
Trade accounts receivable	(2,130)	1,184	3,607
Other accounts receivable	1,021	533	529
Inventories	1,480	(881)	4,406
Prepaid expenses	(65)	603	(291)
Other current assets	(292)	(560)	(171)
Other long-term assets	(2,894)	90	(731)
Accrued pension liabilities	4,482	1,789	1,409
Contribution to the pension trust	(35,955)	—	—
Trade and other accounts payable	746	(1,785)	(2,034)
Income tax liabilities	4,435	(3,112)	(4,867)
Accrued other liabilities	(181)	(1,097)	(4,359)
Customer deposits	(859)	90	(1,131)

Net cash provided by (used in) operating activities	(13,446)	19,601	19,938

Cash flow used in investing activities:
Proceeds from disposals of fixed assets	165	194	290
Capital expenditures	(1,917)	(2,632)	(9,091)
Purchase of note receivable	(9,000)	—	—
Acquisition of business assets	—	(2,403)	—

Net cash used in investing activities	(10,752)	(4,841)	(8,801)

Cash flow provided by (used in) financing activities:
Proceeds from (repayments of) borrowings	(9,037)	(1,291)	4,192
Dividend payment	(4,903)	(4,923)	(4,319)
Bonds payable repayments (issuance)	(12)	103	—
Bonds payable converted	—	—	1,076
Purchase of treasury stock	(2,438)	—	—

Net cash provided by (used in) financing activities	(16,390)	(6,111)	949
Effects of foreign exchange rate changes on cash and cash equivalents	(2,244)	(1,420)	423

Net increase (decrease) in cash and cash equivalents	(42,832)	7,229	12,509

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF CASH FLOW
-CONTINUED-

	Year ended December 31,
	2003	2002	2001
	€	€	€
	(in thousands)
Net increase (decrease) in cash and cash equivalents	(42,832)	7,229	12,509

Cash and cash equivalents at beginning of year	72,264	65,035	52,526

Cash and cash equivalents at end of year	29,432	72,264	65,035

Non-cash transactions:

Convertible bonds and employee loans	(154)	448	—

Supplemental disclosures:
Cash paid for interest	170	453	360

Cash paid for taxes	6,719	7,033	13,016

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   The Company and Basis of Presentation

     Pfeiffer Vacuum is a full-line manufacturer in the vacuum technology business offering solutions for a variety of customer applications relating to the generation, control and measurement of vacuum. The products developed and manufactured at the main production facility in Germany include turbomolecular pumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations, as well as customized vacuum systems. The Company has two manufacturing facilities in Germany.

Pfeiffer Vacuum distributes its products through a network of its own sales offices and subsidiaries, as well as independent marketing agents. Moreover, there are also service support centers in most major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.

The consolidated financial statements of Pfeiffer Vacuum Technology AG and subsidiaries (“the Company” or “Pfeiffer Vacuum”) have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Pfeiffer Vacuum has prepared its consolidated financial statements in euros (€).

2.   Summary of Significant Accounting Policies

Consolidation Principles

Basis of Consolidation

     All companies which Pfeiffer Vacuum Technology AG directly or indirectly controls are consolidated. The Company is considered to control an entity if it either directly or indirectly holds a majority of the voting rights and can therefore exercise a controlling influence.

All material intercompany gains and losses, receivables, liabilities, revenues and expenses are eliminated as part of the consolidation process.

Use of Estimates

     The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts of assets and liabilities, on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period reported in the financial statements and accompanying notes. These estimates and assumptions could differ from the actual results.

Reclassifications

     Certain prior-year amounts have been reclassified to provide comparability with the presentation of the current year financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation

     The financial statements of the Company’s foreign subsidiaries have been translated into euros (€) in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 52, “Foreign Currency Translation”. The functional currency of all of the Company’s foreign subsidiaries is the applicable local currency in which that entity conducts its business. When translating foreign functional currency financial statements, year-end exchange rates are applied to the assets and liabilities, while average annual exchange rates are applied to income statement accounts. The resulting translation adjustments are recorded as accumulated other comprehensive income (loss) .

Foreign currency transaction gains and losses are reported as a separate line item on the income statement.

The exchange rates of the significant foreign currencies used in preparation of the financial statements were:

		Exchange rate at December 31,		Annual average exchange rate
		2003	2002	2003	2002	2001
		€1=	€1=	€1=	€1=	€1=
U.S.A.	USD	1.26100	1.04770	1.13087	0.94486	0.89583
Great Britain	GBP	0.70700	0.65050	0.69185	0.62877	0.62194
Switzerland	CHF	1.55900	1.45270	1.52064	1.46714	1.51047
Sweden	SEK	9.07100	9.18200	9.12279	9.15949	9.25408

Revenue Recognition

     Revenue for product sales is recognized when persuasive evidence of an agreement exists, delivery has occurred, the price is fixed or determinable and collection of the related receivable is reasonably assured. If product sales are subject to customer acceptance, revenues are not recognized until customer acceptance has occurred. For product sales which require the Company to install the product at the customer location, revenue is recognized when the equipment has been delivered to and installed at the customer location, provided the product sale does not qualify for separation from the service element and recognition of revenue upon delivery of the product. Revenues from services are recognized when the underlying services are performed.

Warranty accruals are established in the period in which the related product revenue is recognized. Managements’ estimates are primarily based on an assessment of specific exposure and historical experience by product type.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade Accounts Receivable

     Trade accounts receivable are recorded at the invoiced amount and typically do not bear interest. The Company periodically assesses the adequacy of the allowance for doubtful accounts receivable and makes adjustments as appropriate based on both specific identification and aging distribution of receivables. The Company writes off accounts only after all means of collection have been exhausted.

Derivatives and Hedging Transactions

     The Company recognizes derivative financial instruments either as assets or liabilities at their fair values. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized through current income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the underlying transaction are either offset against changes in the fair value hedging instrument in current income or changes in the fair value of the derivative are recognized in other comprehensive income until the hedged item is recognized in income.

Inventories

     Inventories are stated at cost, including allocation of applicable overheads and depreciation charges. The carrying amount of inventories is reduced to the lower of cost or market at the balance sheet date.

Property, Plant and Equipment

     Property, plant and equipment are stated at cost and depreciated over the estimated useful lives of the assets on a straight-line basis. The following useful lives are assumed:

Buildings	20-50 years
Machinery and equipment	3-15 years

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Repair and maintenance costs are expensed as incurred.

Goodwill and Other Intangible Assets

     In July 2001, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”, and SFAS 142, “Goodwill and Other Intangible Assets”. Since October 1, 2001, the Company has amortized, consistent with these statements, intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years. Goodwill and intangible assets other than goodwill which are determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually. In connection with the adoption of SFAS 142, the Company was required to reassess the useful lives of its intangible assets and determined that none of its intangible assets have indefinite useful lives. The Company evaluates the recoverability of goodwill using an impairment test approach. If the fair value of goodwill is less than the carrying amount, the difference is recorded as an impairment.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Before October 1, 2001, intangible assets other than goodwill were amortized on a straight-line basis over the shorter of their contractual rights or estimated useful lives. Goodwill was amortized over its estimated period of benefit on a straight-line basis, not exceeding 10 years.

Accounting for Stock-Based Compensation

     SFAS 148, “Accounting for Stock-Based Compensation, Transition and Disclosure”, was issued on December 31, 2002. Statement 148 amends SFAS 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition to Statement 123’s fair-value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of Statement 123 and APB Opinion 28, “Interim Financial Reporting”. Statement 148’s amendment of the transition and annual disclosure requirements of Statement 123 are effective for fiscal years ending after December 15, 2002, with earlier application permitted. The adoption of SFAS 148 did not have any impact on the Company’s financial position or results of operations.

As permitted under SFAS 123, “Accounting for Stock-Based Compensation”, as amended, the Company applies the intrinsic value-based method in accordance with APB 25 for its stock-based compensation plans. Under APB 25, compensation expense is recorded on the measurement date only if the current market price of the underlying stock exceeds the exercise price (see note 7).

Pensions

     The measurement of pensions is based upon the projected unit credit method in accordance with SFAS 87, “Employers’ Accounting for Pensions’’. As permitted under SFAS 87 changes in the amount of either the projected benefit obligation (for pension plans) or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the Company’s consolidated financial statements. The expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the fair value or market-related value of plan assets. Amortization of an unrecognized net gain or loss is included as a component of the Company’s net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of 1) the projected benefit obligation or 2) the fair value or market-related value of the plan’s assets. In such case, the amount of amortization recognized by the Company is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

In December 2003, the FASB issued SFAS 132, “Employers’ Disclosure about Pensions and Other Postretirement Benefits — an amendment of FASB No. 87, 88, and 106,” which requires additional disclosures about the Company’s defined benefit plans and other post retirement plan assets, obligations, net costs, and net cash flows. For non-U.S. plans adoption is permitted for fiscal years ending after June 15, 2004. The Company will adopt SFAS 132 in June 2004.

Research and Development

     All research and development costs are expensed as incurred.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Advertising

     All advertising and promotional costs are expensed as incurred.

Income Taxes

     The Company applies SFAS 109, “Accounting for Income Taxes”. Under the asset and liability method set forth in SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carryforwards. The effect of a change in tax laws on deferred tax assets and liabilities is recognized in the results of operations in the period in which the new tax rates are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Adoption of New Accounting Rules

     In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” This statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. Enterprises are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002. The Company adopted SFAS 143 on January 1, 2003. The adoption of SFAS 143 did not have any impact on the Company’s consolidated financial statements.

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13 and Technical Corrections.” SFAS 145 requires gains and losses on extinguishments of debt to be classified as gains or losses from continuing operations rather than as extraordinary items as previously required under SFAS 4, unless the gains and losses meet the criteria for being classified as extraordinary pursuant to APB 30. SFAS 145 also amends SFAS 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-lease back transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-lease back transactions. The rescission of SFAS 4 is effective for fiscal years beginning after May 15, 2002. The provisions of SFAS 145 that relate to SFAS 13 are effective for transactions occurring after May 15, 2002. The adoption of these provisions had no impact on the Company’s consolidated financial statements.

In November 2002, the Emerging Issue Task Force (“EITF”) reached a final consensus on EITF 00-21,“Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. The Issue outlines an approach for determining when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the Issue has been effective for Pfeiffer Vacuum in its financial statements beginning July 1, 2003. Pfeiffer Vacuum has applied the consensus prospectively in 2003. The adoption of EITF 00-21 did not have a material impact on the Company’s consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In November 2002, the FASB also issued FASB Interpretation (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements 5, 57, and 107 and rescission of FASB Interpretation 34.” This Interpretation elaborates on the disclosure to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation due to the issuance of the guarantee. Disclosure requirements are effective for financial statements covering interim and annual periods ending after December 15, 2002. The recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have any material impact on the Company’s consolidated financial statements.

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made. Under current accounting guidance, a liability can be recognized when management has committed to an exit plan.

The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Restatement of previously issued financial statements is not permissible. The adoption of this Statement did not have any impact on the Company’s consolidated financial statements.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies accounting for derivative instruments and hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. However, the provisions of SFAS 149 that relate to SFAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, will continue to be applied in accordance with their respective effective dates. The application of SFAS 149 did not have any significant impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 amends the accounting and classification for certain financial instruments, such as those used in most stock buy-back programs that previously were accounted for and classified as equity. SFAS 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities, with changes in fair value flowing through the income statement in most cases. SFAS 150 could affect a company’s ratios, performance measures and certain stock buy-back programs. Pfeiffer Vacuum applies the provisions of SFAS 150 to all financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have any impact on the Company’s consolidated financial statements.

In December 2003, the FASB issued FIN 46R, “Consolidation of Variable Interest Entities” which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. The provisions of FIN 46R had to be applied to special-purpose entities as of December 31, 2003, and to all other entities as of March 31, 2004. The Company does not hold variable interests in special-purpose entities and does not expect that the adoption of FIN 46R to all other variable interests will have any impact on the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In May 2003, the EITF reached a consensus on EITF 01-8, “Determining Whether an Arrangement Contains a Lease”. EITF 01-8 clarifies certain provisions of SFAS 13, “Accounting for Leases”, with respect to the identification of lease elements in arrangements that do not explicitly include lease provisions. Any lease element identified under EITF 01-8 should be accounted for under current lease literature by lessors and lessees. The adoption of EITF 01-8 did not have any impact on the Company’s consolidated financial statements.

3.	Trade Accounts Receivable

Trade accounts receivable consist of the following:

	December 31,
	2003	2002
	(€ in thousands)
Trade accounts receivable	23,977	23,675
Allowance for doubtful accounts	(1,753)	(1,738)

Total trade accounts receivable — net	22,224	21,937

The Company provides credit in connection with its normal course of business to a wide variety of customers. The Company performs ongoing credit evaluations of its customers and establishes allowances for identified credit risks. Trade accounts receivable have a remaining term of less than one year.

Summary of activity in the allowance for doubtful accounts:

	Year ended December, 31
	2003	2002	2001
	(€ in thousands)
Balance at beginning of year	1,738	1,160	2,374
Provision for doubtful accounts	824	850	108
Collections on previously reserved accounts	(576)	(240)	(675)
Accounts written off	(233)	(32)	(647)

Balance at end of year	1,753	1,738	1,160

4.	Inventories

Inventories consist of the following:

	December 31,
	2003	2002
	(€ in thousands)
Raw materials	7,648	7,078
Work-in-process	8,848	10,018
Finished products	8,749	10,501
Reserves	(4,885)	(5,194)

Total inventories — net	20,360	22,403

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary of the activity in the inventory reserves:

	Year ended December, 31
	2003	2002	2001
	(€ in thousands)
Balance at beginning of year	5,194	4,726	6,511
Provisions	336	1,567	343
Inventory written off	(645)	(1,099)	(2,128)

Balance at end of year	4,885	5,194	4,726

5.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2003	2002
	(€ in thousands)
Land	980	980
Intangible assets (other than goodwill)	2,609	2,594
Machinery and equipment	42,432	43,298
Buildings and improvements	29,619	29,617

Total property, plant and equipment — at cost	75,640	76,489
Accumulated depreciation	(49,906)	(48,055)

Total property, plant and equipment — net	25,734	28,434

The accumulated amortization at December 31, 2003 and 2002 that relates to intangible assets other than goodwill is K€ 2,387 and K€ 2,228, respectively. Amortization expense amounted to K€ 211 for 2003 and K€ 200 for 2002.

6.	Long-Term Debt

     In 2000, the Company received a loan in the amount of € 10.3 million from Kreditanstalt für Wiederaufbau. The loan was repaid in 2003; the amount outstanding as of December 31, 2002 was € 9.0 million. The loan bore interest at a fixed rate of 4.25%.

In addition, the Company and its subsidiaries have various lines of credit available for operating purposes in the amount of approximately € 12.3 million. No amounts were drawn on these credit lines during 2003 or 2002.

7.	Stock-Based Compensation

Employee Participation Program, Term: 2000 through 2005

     Within the scope of an employee participation program, in July 2000 the Company issued 4,400 convertible bonds having an aggregate principal amount of € 0.6 million to members of management and salaried employees of the Company in Germany and other countries. The conversion feature entitles the bearer to convert each bond into 50 no-par value ordinary shares of the Company.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The conversion price is based upon 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to the resolution by the Management Board to issue the convertible bonds. Accordingly, the conversion price for the July 2000 issue was set at € 48.03 per share.

There were 120,000 and 180,000 option shares, relating to convertible bonds for the 2000 issue outstanding at December 31, 2003 and December 31, 2002, respectively. Fair value at the date of grant was € 10.64 per ordinary share option.

Beginning in July 2002, each holder of convertible bonds can convert up to 30% of such bonds to ordinary shares, in July 2003 up to 60% and in July 2004 up to 100%. The final conversion date is December 9, 2005. Conversion is only possible during specific periods of time.

The convertible bonds bear interest at 6% p.a. and are redeemable at their principal amount on December 10, 2005, unless previously converted or called. The bonds may be called by the Company at their principal amount upon termination of employment. Employees were given the opportunity of financing the purchase of the convertible bonds through interest-bearing employee loans. These loans bear interest at the same fixed rate as the bonds, have identical terms, are classified as other non-current assets in the balance sheet and are repayable upon conversion of the bonds or if the bond is called by the Company upon termination of employment. There is a right of setoff for both principal and interest between the loan and the bond.

As of December 31, 2003, employees had returned 2,000 of these convertible bonds having an aggregate principal value of € 256,000 and repaid the corresponding employee loans.

Employee Participation Program, Term: 2002 through 2007

     Within the scope of a further employee participation program, on July 7, 2002, the Company issued 4,600 convertible bonds having an aggregate principal amount of € 0.6 million to members of management and salaried employees of the Company in Germany and other countries. The conversion feature entitles the bearer to convert each bond into 50 no-par ordinary shares of the Company. The conversion price is based upon 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to issuance. The conversion price for the July 2002 issue was set at € 42.86 per share. There were 210,000 and 215,000 option shares, relating to the convertible bonds for the 2002 issue outstanding at December 31, 2003 and December 31, 2002, respectively. Fair value at the date of grant was € 10.35 per ordinary share option.

Each holder of convertible bonds can convert up to 30% of such bonds to ordinary shares subsequent to the Annual Shareholders Meeting in 2004, up to 60% following the Annual Shareholders Meeting in 2005 and up to 100% following the Annual Shareholders Meeting in 2006. The final conversion date is December 9, 2007. Conversion is only possible during specific periods of time.

The convertible bonds bear interest at 6% p.a. and are redeemable at their principal amount on December 10, 2007, unless previously converted or called. The bonds may be called by the Company at their principal amount upon termination of employment.

Employees were given the opportunity of financing the purchase of the convertible bonds through interest-bearing employee loans. These loans bear interest at the same fixed rate as the bonds, have identical terms, are classified as other non-current assets in the balance sheet and are repayable upon conversion of the bonds or if the bond is called by the Company upon termination of employment. There is a right of setoff for both principal and interest between the loan and the bond. As of December 31, 2003, employees had returned 400 of these convertible bonds having an aggregate principal value of € 51,200 and repaid the corresponding employee loans.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     Summary of option shares related to the convertible bonds:

		Weighted Average
		Exercise Price per
	Number of Shares	Share
Convertible shares outstanding at January 1, 2001	391,400	29.74
Granted	—	—
Exercised	(171,400)	6.27
Forfeited	—	—

Convertible shares outstanding at December 31, 2001	220,000	48.03
Granted	230,000	42.86
Exercised	—	—
Forfeited	(55,000)	46.62

Convertible shares outstanding at December 31, 2002	395,000	45.22
Granted	—	—
Exercised	—	—
Forfeited	(65,000)	47.63

Convertible shares outstanding at December 31, 2003	330,000	44.74

72,000 and 54,000 options were exercisable at December 31, 2003 and 2002, respectively. The Company did not recognize any compensation expense for the stock-based compensation awards in the years 2003, 2002 and 2001.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions being used for grants in 2002 and 2000: Risk-free interest rates ranging from 4% to 5%; expected lives ranging from 4.5 to 6 years; expected dividend yield of 1% to 2%; and expected volatility ranging from 30% to 40%.

SFAS 123 requires disclosure of pro forma information regarding net income and net income per share as if the Company had accounted for its stock-based compensation to employees using the fair value method. For pro forma purposes using the fair value method the Company’s net income would have been K€ 11,721 and net income per share would have been € 1.34. For the years 2002 and 2001, the fair value method did not materially impact net income or net income per share.

8.	Pension Benefits and Similar Obligations

     Most employees in Germany, the United States of America, the Netherlands and Belgium are entitled to receive pension benefits from the Company, which are covered by defined benefit plans in their respective countries. In the United States, the Company had established a pension fund for all employees and a supplemental pension fund for executives (SERP), a non-qualified, non-funded pension plan for certain officers. In Germany, the Company sponsors two pension plans covering most employees. Consistent with German requirements and practice, the Company’s German plans traditionally were unfunded. On December 19, 2003, the Company established Pfeiffer Vacuum Trust e.V. (“the Trust”), a registered association. It is an independent, bankruptcy-protected, separate legal entity whose sole purpose is to act in a fiduciary capacity as trustee for the assets held. In connection with the formation of the trust, the Company made a cash contribution of K€ 35,955. The trust has invested this cash in a mutual fund managed by an unrelated third party that pursues a target allocation of 30% in equities and 70% in fixed-income securities and cash.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Total pension expense for all plans included the following components:

	December 31,
	2003	2002	2001
	(€ in thousands)
Service cost	970	902	910
Interest cost	2,163	2,123	2,075
Expected return on assets	(73)	(97)	(99)
Amortization of:
Unrecognized net actuarial (gains) losses	46	1	2
Unrecognized prior service cost	77	79	79
Other	—	1	1

Net pension cost	3,183	3,009	2,968

The following table presents the funded status and amount recognized in the consolidated financial statements for all defined benefit pension plans:

	December 31,
	2003	2002
	(€ in thousands)
Change in benefit obligation
Beginning projected benefit obligation	38,012	34,509
Service cost	970	902
Interest cost	2,163	2,123
Benefit payments	(1,479)	(1,407)
(Gains)/losses	(1,223)	2,258
Other	1,863	(2)
Impact of foreign currency exchange rate differences	(436)	(371)

Ending projected benefit obligation	39,870	38,012

Change in plan assets
Fair value at beginning of year	989	1,241
Return on plan assets	171	(87)
Company contributions	36,099	71
Benefits paid	(41)	(46)
Other	1,204	—
Impact of foreign currency exchange rate differences	(193)	(190)

Fair value at end of year	38,229	989

Funded status of plans (underfunded)	(1,641)	(37,023)
Unrecognized actuarial (gain)/loss	2,963	4,396
Unrecognized prior service cost	292	371
Unrecognized transition obligation	276	2
Minimum liability	(112)	(1,361)

Prepaid (accrued) pension cost — net	1,778	(33,615)

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31,
	2003	2002
	(€ in thousands)
Amounts recognized in balance sheets
Intangible assets — minimum pension liability	6	287
Accrued pension	(1,041)	(33,615)
Prepaid pension costs	2,819	—
Minimum pension liability in excess of unrecognized prior service cost — net of tax	64	656

Net amount recognized in balance sheets	1,848	(32,672)

Significant actuarial assumptions used:

	December 31,
	2003	2002	2001
Germany
Weighted average discount rate	5.50%	5.75%	6.25%
Rates of increase in compensation levels	2.75%	3.00%	3.00%
Expected long-term rate of return on assets	5.50%	N/A	N/A
United States
Weighted average discount rate	6.25%	6.75%	7.50%
Rates of increase in compensation levels	3.00%	3.50%	4.00%
Expected long-term rate of return on assets	7.50%	8.50%	8.50%

The measurement date used to determine pension benefits is December 31.

The Company does not intend to make voluntary contributions to the Pfeiffer Vacuum Trust e.V. in 2004. Projected future benefit payments to retired employees of the German operations by Pfeiffer Vacuum Trust e.V.:

Year	€ in thousands
2004	1,604
2005	1,671
2006	1,724
2007	2,037
2008	2,061

9,097

Defined Contribution Plans

     Employees of the Company in certain other countries are covered by defined contribution benefit plans. Generally, contributions are based upon a percentage of the employee’s wages or salaries. The costs of these plans charged to operations amounted to K€ 642 for 2003, K€ 620 for 2002 and K€ 598 for 2001.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2003	2002
	(€ in thousands)
Warranty	3,625	3,774
Employee-related expenses	4,492	4,635
Other	641	779

	8,758	9,188

Employee related costs primarily include accruals for vacation pay, bonuses, accrued overtime and service anniversary awards.

Warranty provisions consist of the following:

	Dezember 31,
	2003	2002
	(€ in thousands)
Balance at beginning of year	3,774	4,351
Warranties issued during the year	2,668	2,323
Utilization of accruals	(2,070)	(2,031)
Releases	(634)	(764)
Foreign exchange translation adjustment	(113)	(105)

Balance at end of year	3,625	3,774

10. Shareholders’ Equity

Treasury Stock

     At the shareholders meeting on June 11, 2002 the shareholders authorized the Company to acquire treasury stock. The number of ordinary shares that may be repurchased (subject to statutory limitation) is limited to a maximum of 10% of all issued shares. In 2003, the Company repurchased 100,076 shares for cash on the market.

Dividend restriction

     Under German law, dividends are payable only out of unappropriated retained earnings as reported in the unconsolidated parent-only financial statements of Pfeiffer Vacuum Technology AG, prepared in accordance with German accounting principles. As of December 31, 2003, a total of € 37.6 million was reported as retained earnings under German law.

At the Annual Shareholders Meeting, the Management and Supervisory Boards will propose that the shareholders participate in the Company’s success in the form of a dividend of € 0.40 per share (2002: € 0.56). In addition, a bonus dividend of € 0.30 per share (2002: nil) will be proposed in order to distribute a portion of the Company’s cash assets to its shareholders.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following at December 31:

	Minimum	Currency	Unrealized
	Pension	Translation	Gain/(Loss)
	Liability	Adjustment	on Hedges	Total
December 31, 2003
Before tax	(107)	(2,049)	898	(1,258)
Tax impact	43	—	(348)	(305)

Net amount	(64)	(2,049)	550	(1,563)

December 31, 2002	(1,074)	1,560	670	1,156
Before Tax
Tax impact	418	—	(261)	157

Net amount	(656)	1,560	409	1,313

December 31, 2001
Before Tax	—	4,628	313	4,941
Tax impact	—	—	(122)	(122)

Net amount	—	4,628	191	4.819

11. Income Taxes

     Under current German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax, and amounted to a combined tax rate of 39.5% for the German companies for the year 2003, and 38.9% for both 2002 and 2001, respectively. For the year 2003 the corporation tax including the additional surtax rate was 28.0% (26.4% for the years 2002 and 2001), the effective trade tax rate was 11.5% (12.5% for the years 2002 and 2001).

Effective January 1, 2002, a corporation and trade tax entity with corresponding profit and loss transfer agreements was established for the consolidated German companies. Additionally, the Company had an entitlement to a tax credit on distributed earnings in 2003 for the fiscal year 2002 amounting to € 0.9 million. In conformity with German tax legislation this claim reduced income tax expense and the income tax rate for the year 2002. Consequently, the effective calculated tax rate for the year ended December 31, 2002 was 29.3%.

On April 11, 2003 the German Tax Authorities issued a resolution — effective April 12, 2003 – relating to the refund of corporation tax credits resulting from distributed earnings to shareholders. The Company’s dividend payments for the year 2002, paid in 2003, are no longer eligible for tax credit. Accordingly, the Company’s tax credit for the year 2003 retroactively became uncollectible. Beginning on December 31, 2005 it will be possible, to claim partial utilization of the corporation tax credit in light of the circumstances of the individual case. As a result of this new legislation and other factors, the Company’s effective tax rate increased to 45.0% for the 2003 fiscal year.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Income before income tax for the years ended December 31, 2003, 2002 and 2001 was taxable in the following jurisdictions:

	December 31,
	2003	2002	2001
	(€ in thousands)
Germany	12,868	18,048	18,972
Outside Germany	10,309	6,770	10,428

	23,177	24,818	29,400

The components of the provision for income taxes are as follows:

	December 31,
	2003	2002	2001
	(€ in thousands)
Current
Germany	8,783	4,679	5,142
Outside Germany	2,761	2,834	5,368

	11,544	7,513	10,510

Deferred
Germany	(800)	420	(90)
Outside Germany	(313)	(650)	109

	(1,113)	(230)	19

Provision for income taxes	10,431	7,283	10,529

The Company’s net deferred tax assets were as follows:

	December 31,
	2003	2002
	(€ in thousands)
Deferred tax assets:
Pensions	2,966	2,381
Inventory	430	519
Intangible assets	518	1,025
Tax loss carryforward	532	—
Derivatives	348	260
Other	349	104

	5,143	4,289

Deferred tax liabilities:
Property, plant and equipment	693	675
Other	111	108

	804	783

Net deferred tax assets	4,339	3,506

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Net deferred income tax assets and liabilities in the consolidated balance sheet:

	December 31,
	2003	2002	2003	2002
	(€ in thousands)
	Long-term		Short-term
Deferred tax assets, net	4,016	3,406	1,127	883
Deferred tax liabilities, net	(693)	(675)	(111)	(108)

Net deferred tax assets	3,323	2,731	1,016	775

Reconciliation of income taxes determined using the statutory rate to actual income taxes provided:

	December 31,
	2003	2002	2001
	(€ in thousands)
Income tax expenses at German statutory rate	9,146	9,648	11,437
Higher (lower) foreign tax rates	(507)	149	(78)
Tax credit on distributed earnings	—	(865)	(857)
Taxes due to new legislation on distributed earnings in prior years	865	—	—
Withholding taxes due to dividend payments	336	—	—
Tax credits due to tax filings in prior years	(3)	(449)	—
Lower German tax rate due to change to unified tax structure	—	(1,023)	—
Non-deductible expenses	245	206	18
Other	349	(383)	9

Provision for income taxes	10,431	7,283	10,529

As of December 31, 2003, the Company had net operating loss carryforwards of a non-German subsidiary amounting to K€ 2,127 which may be used to offset future taxable income and will expire if not used by 2008.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences.

Provision has not been made for additional taxes on undistributed earnings of non-German subsidiaries. These earnings are considered to be permanently reinvested and could become subject to additional tax if remitted or deemed remitted as dividends; however calculation of such additional tax is not practical. Following recent changes in German law, dividends from non-German subsidiaries are only 95% tax-exempt, i.e. 5% of dividend income is not deductible from income for corporate tax purposes for fiscal years beginning in 2003. Management estimates that the effects of this new rule will be negligible, since the German investments are consolidated for tax purposes. In addition, a 5% income inclusion has also been introduced on capital gains realized from the disposition of shares in German and non-German corporations, which applies to fiscal years ending in 2004 and thereafter. Management does not expect significant additional income taxation.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Commitments and Contingencies

     The Company has entered into leases and maintenance agreements which expire at various dates, some of which are renewable. Certain of these agreements contain rent escalation clauses. The table below presents the maximum amount of the contractual commitments as of December 31, 2003, classified by the periods in which the contingent liabilities or commitments expire:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	€ in thousands
Operating Leases	3,594	1,290	1,467	423	414
Maintenance Contracts	102	87	9	4	2

Total Contractual Obligations	3,696	1,377	1,476	427	416

Rental expenses amounted to € 1.6 million for the year 2003, € 1.7 million for the year 2002, and € 1.3 million for 2001.

The Company did not have capital lease obligations in the years 2003, 2002 or 2001.

As of December 31, 2003, the Company’s exposure under guarantees amounted to K€ 91 (2002: K€ 123). These guarantees relate to residential rentals. The terms of the guarantees are unlimited; as a general rule, they are called upon termination of the individual rental leases.

13. Segment Information

     The Company’s business operations include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments, as well as vacuum systems and production equipment used in the manufacture of DVDs. The subsidiaries in the individual countries are independent legal entities with their own management which distribute the products and provide services. Accordingly, the Company identifies its operating segments geographically. Due to the similarity of their economic characteristics including nature of products sold, type of customers, methods of product distribution and economic environment, the Company aggregates its European subsidiaries outside Germany into one reportable segment, “Europe (excluding Germany)”.

The Chief Executive Officer of Pfeiffer Vacuum is the chief operating decision maker and evaluates the success and performance of each segment on the basis of its income before income tax. The accounting principles used in regional reporting are identical to those described in Note 2. Decisions of the chief operating decision-maker relating to resource allocations for investment or compensation of segment management are based upon this performance indicator.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary information relating to the Company’s geographic locations:

	December 31,
	2003	2002	2001
	(€ in thousands)
Net Sales
Germany
Third party	65,974	68,219	72,298
Intercompany	42,466	45,975	49,116

	108,440	114,194	121,414
Europe (excluding Germany)	46,774	44,655	52,404
United States	32,870	35,936	44,553
Rest of World	3,557	3,999	2,467

	191,641	198,784	220,838
Intercompany eliminations	(47,623)	(47,842)	(50,698)

Total	144,018	150,942	170,140

	December 31,
	2003	2002	2001
	(€ in thousands)
Operating profit
Germany	13,762	13,797	17,415
Europe (excluding Germany)	6,103	2,674	3,375
United States	4,148	3,412	7,026
Rest of World	406	771	239

	24,419	20,654	28,055
Intercompany eliminations	(4,941)	515	120

Total	19,478	21,169	28,175
Corporate items
Interest income — net	1,557	1,703	1,835
Foreign exchange gain (loss)	2,142	1,946	(610)

Income before income tax	23,177	24,818	29,400

	December 31,
	2003	2002
	(€ in thousands)
Total assets
Germany	84,694	119,816
Europe (excluding Germany)	19,633	22,698
United States	13,442	10,625
Rest of World	2,011	2,357

Total	119,780	155,496

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary information relating to the Company’s long-lived assets, capital expenditures and depreciation and amortization by geographic area:

	December 31,
	2003	2002
	(€ in thousands)
Long-lived assets:
Germany	24,690	26,424
Europe (excluding Germany)	771	1,371
United States	86	408
Rest of World	187	231

Total	25,734	28,434

	December 31,
	2003	2002	2001
	(€ in thousands)
Capital expenditures:
Germany	1,501	2,194	7,466
Europe (excluding Germany)	328	392	1,350
United States	30	—	71
Rest of World	58	46	204

Total	1,917	2,632	9,091

	December 31,
	2003	2002	2001
	(€ in thousands)
Depreciation and amortization:
Germany	3,217	3,516	3,330
Europe (excluding Germany)	518	840	841
United States	162	198	315
Rest of World	62	73	83

Total	3,959	4,627	4,569

	December 31,
	2003	2002	2001
	(€ in thousands)
Sales by product:
Turbo pumps	53,571	56,698	63,953
Measurement and Analyses Equipment, Components	35,218	41,728	47,968
Service	25,931	26,145	26,858
Backing pumps	18,040	19,312	22,330
Systems	11,258	7,059	9,031

Total	144,018	150,942	170,140

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Financial Instruments

Fair value

     The carrying amounts of financial instruments such as cash and cash equivalents, current accounts receivable and payable, approximate their fair value due to the short-term maturities of these instruments. The fair value of the note receivable at December 31, 2003 was K€ 8,705 and is based upon an estimate provided by the issuer.

Foreign Currency Exchange Hedging

     The Company enters into foreign currency forward contracts to hedge the exposure of its forecasted sales to fluctuations in foreign currency exchange rates. Approximately 35% of the Company’s net sales are denominated in currencies other than the euro. These forward contracts are limited to currencies in which the Company has significant sales, primarily U.S. dollars, and are designed to protect against the impact of changes in exchange rates on these sales.

The Company has assessed these contracts to be highly effective hedges against the impact of foreign exchange rate changes on its sales. The Company does not engage in speculative hedging for investment purposes. The maturities for all forward contracts are aligned with the date the sales are anticipated to occur. As of December 31, 2003 and December 31, 2002, no contracts held by the Company had a maturity date greater than one year.

All of the Company’s contracts are marked to market at period end using quoted forward rates. The fair value recorded in other assets for the period ended December 31, 2003 and December 31, 2002 were K€ 898 and K€ 670, respectively, and recognized a gain of K€ 550 and K€ 409, respectively, in 2003 and 2002 net of income tax effect of K€ 348 and K€ 261, in other comprehensive income.

As of December 31, 2003 and 2002, the notional amounts of the forward contracts were € 7.7 million and € 8.9 million, respectively. All realized gains and losses upon settlement of foreign currency forward contracts are recorded in the income statement as foreign exchange gains/(losses).

The Company performs ongoing credit evaluations of the parties to these contracts and enters into contracts only with well-established financial institutions.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. Earnings per Share

The following table presents the computation of basic and diluted earnings per share:

	2003	2002	2001
	Ordinary	Ordinary	Ordinary
	Shares	Shares	Shares
Numerator:
Net income (€ in thousands)	12,746	17,535	18,871

Denominator:
Denominator for basic earnings per share - weighted-average shares	8,750,201	8,790,600	8,719,507
Effect of dilutive securities:
Stock-based compensation (Note 7)	—	—	—

Denominator for diluted earnings per share - adjusted weighted-average shares and assumed conversions	8,750,201	8,790,600	8,719,507

Basic earnings per share (€)	1.46	1.99	2.16

Diluted earnings per share (€)	1.46	1.99	2.16

The stock options granted to employees were antidilutive because the exercise price is higher than the quoted price of the Company’s ordinary shares.