Form 20-F
period 2004-12-31
PFEIFFER VACUUM TECHNOLOGY AG
filed 2005-03-30
CIK 1010613

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Commission file number 001-14264

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

Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares, without nominal value                    8,690,524

(as of December 31, 2004)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑                    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐                    Item 18 ☑

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

Unless express reference is made to a differing presentation, all amounts in the Company’s corporate reports are expressed in euros (€). The selected financial data for the year 2000 were prepared in Deutsche Marks (DM), and have been translated into euros at the officially stipulated conversion rate (selected financial date).

Forward-Looking Statements

     This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended by Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are based predominantly upon the Company’s current expectations and are subject to certain risks and uncertainties. The accuracy of such forward-looking statements is — among other things — dependent upon:

•	changes in general political, economic or business conditions, especially an economic downturn or slow economic growth in Europe or the United States;

•	changes in currency rates and interest rates;

•	changes in laws, regulations and government policies, environmental protections;

•	introduction of competing products and lack of acceptance of new products or services;

•	increased competitive pressures which limit the Company’s ability to reduce sales incentives and raise prices;

•	supply shortages or interruptions of production materials or labor strikes;

•	other risks and uncertainties, some of which are described in item 3. “Key information” under the heading “Risk Factors”.

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

	2004	2003	2002	2001	2000
	€	€	€	€	€
	(in thousands, except per share amount)
Statement of Income Data
Net sales	156,222	144,018	150,942	170,140	184,678
Gross profit	62,316	62,297	68,417	74,913	79,523
Selling and marketing expenses	20,021	20,941	24,162	25,650	24,999
General and administrative expenses	13,960	12,950	12,241	12,585	11,404
Research and development expenses	10,250	8,928	10,845	8,503	7,631
Operating profit	18,085	19,478	21,169	28,175	35,489
Income before taxes	19,626	23,177	24,818	29,400	34,062
Income taxes:
Current	6,868	11,544	7,513	10,510	15,917
Deferred	1,132	(1,113)	(230)	19	(937)
Net income	11,626	12,746	17,535	18,871	19,082

Net Income per Ordinary Share:
Basic	1.34	1.46	1.99	2.16	2.24
Diluted	1.34	1.46	1.99	2.16	2.21

	2004	2003	2002	2001	2000
	€	€	€	€	€
Statement of Income Data (continued)
Dividends declared and paid per Ordinary Share (1)	0.90	0.70	0.56	0.56	0.51
Dividends declared and paid per Ordinary Share in U.S. dollars (1)	$1.23	$0.88	$0.59	$0.50	$0.47

(1)	2004: proposed

The Company has translated the euro dividend proposed for 2004 into dollars solely for the shareholder’s convenience at an exchange rate of € 1 = $1.364, the noon buying rate for euros on December 31, 2004. The U.S. dollar amounts for prior years reflect the dollar amounts translated at the noon-buying rate of December 31, of the respective years.

Pfeiffer Vacuum succeeded in increasing its earnings in its core business of “vacuum pumps” during the past fiscal year and additionally possesses a high level of cash and cash equivalents. The management and the supervisory board will propose to the annual shareholders’ meeting that the shareholders participate in the Company’s success in the form of a base dividend of € 0.40 and a bonus of € 0.50. The dividend will thus be significant higher than the years before (2003: € 0.40 base dividend plus € 0.30 bonus).

In conformity with the tax reform that has been in effect in Germany since January 1, 2001, and to assure comparability of the data, the presentation of the dividend payment per share has been changed from a gross-dividend to a cash-dividend basis.

	2004	2003	2002	2001	2000
	€	€	€	€	€
	(in thousands, except per share amount)
Balance Sheet Data
Current assets	93,759	76,670	121,818	115,650	111,150
Total assets	125,233	119,780	155,496	150,604	141,501
Current liabilities	23,629	22,857	20,486	26,589	37,677
Long term debt	—	—	7,746	9,037	6,136
Share capital	22,504	22,504	22,504	22,504	22,065
Shareholders’ equity	99,355	95,037	92,508	83,402	67,107

	2004	2003	2002	2001	2000
Other Data
Adjusted weighted average number of shares outstanding
— basic	8,690,524	8,750,201	8,790,600	8,719,507	8,526,312
— diluted	8,690,524	8,750,201	8,790,600	8,719,507	8,630,605

Exchange Rate Information

     Fluctuations in the exchange rate between the euro (€) and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADRs on the conversion by the Depositary into U.S. dollars of cash dividends paid in euros on the Ordinary Shares represented by the ADRs.

The table below sets forth, for periods after January 1, 2000, the high, low, average and period-end noon buying rates for the euro expressed as U.S. dollars per € 1.

Year Ended December 31,	High	Low	Average Rate (1)	End of Period
2004	$1.3640	$1.1798	$1.2434	$1.3640
2003	1.2610	1.0371	1.1309	1.2610
2002	1.0477	0.8600	0.9449	1.0477
2001	0.9548	0.8388	0.8958	0.8820
2000	1.0394	0.8286	0.9212	0.9305

2004
July	$1.2416	$1.2020	$1.2266	$1.2058
August	1.2360	1.2012	1.2179	1.2114
September	1.2338	1.2054	1.2214	1.2338
October	1.2799	1.2278	1.2489	1.2757
November	1.3301	1.2702	1.2990	1.3301
December	1.3640	1.3181	1.3404	1.3640

2005
January (through January 31, 2005)	1.3514	1.2938	1.3128	1.3033

(1)	The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

Fluctuations in exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of Pfeiffer Vacuum’s ordinary shares on the German Stock Exchange. Accordingly, exchange rate fluctuations are likely to affect the market price of the Company’s ordinary shares on the New York Stock Exchange.

Exchange rate fluctuations may also affect the amount of any cash dividend Pfeiffer Vacuum pays if a shareholder receives the dividend in U.S. dollars rather than in euros.

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

Industry and Business

Technological Changes and Introduction of New Products

     The vacuum industry is characterized by ongoing technological change, as well as by enhancements and new developments to its products. A substantial portion of the Company’s economic success is dependent upon its ability to continue to market enhanced or new products on a timely basis and at competitive prices. The failure of the Company to preserve its technological lead and manufacture adequate new products in the event of substantial technological change or the superiority of a competitor’s product could lead to serious changes with respect to the Company’s business operations, financial condition and profitability.

In fiscal 2004, the Company spent a total of € 10.3 million on research and development, to combat the risk of technology losses and to satisfy the quality standard. Strict quality controls reduce the risk of quality shortcomings.

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

Manufacturing Facility

     All of the manufacturing activities performed by the Company take place in a the facility located at the Company’s Headquarters in Asslar, Germany. Any extended interruption or impairment of the Company’s production capabilities at its Asslar facility would have a material adverse effect on the Company’s business, financial condition and results of operations. A business interruption insurance provides cover against stoppage primarily due to natural disasters like e.g. thunderstorm and flood.

Procurement Risk

     The procurement market contains the risk of delivery bottlenecks and the dependence of single suppliers. The Company examines continuously alternative suppliers and prefers reliable vendors. Expected scarce resources in raw material like steel and aluminum Pfeiffer Vacuum guards against with long-term supply agreements.

Human Resources Management

     The Company manufactures high tech products and depends on its highly qualified staff. Losing a main part of its key personal may lead to serious problems in the factory.

Information Technology

     General and individual risks can evolve from malfunction of the hard- or software and computer crimes like hacker or virus attacks aligned with loss of data. The Company’s internal support team manages this security-sensitive problems with daily backups of all datas and implementation of regularly updated virus scanners and firewalls.

Risks Associated with International Operations

     As in the case of all internationally operating enterprises, the Company is subject to general risks with respect to regional economic conditions, differing taxation and legislation, unexpected changes in national regulatory requirements, compliance with import and export conditions, as well as foreign legislation. Furthermore, Pfeiffer Vacuum has to observe foreign import and export licensing requirements, trade restrictions and changes in tariff and freight rates, etc., which can involve risks.

Financial

Currency Risk

     The Company prepares its financial reports in euros (€). Approximately 38% of its sales are invoiced in foreign currencies, primarily in U.S. dollars. The Company’s sales, operating profit and cash flow are significantly exposed to changes in exchange rates between the euro and foreign currencies.

The Company utilizes foreign currency forward transactions and options to hedge anticipated receipts in foreign currencies against foreign currency exchange fluctuations. Such hedging transactions are restricted to currencies in which the Company generates substantial sales (primarily U.S. dollars) and are conducted exclusively with well established financial institutions. The Company does not engage in speculative foreign currency forward transactions for investment purposes.

Item 4:    Information on the Company

A.    History and Development of the Company

Organization and History

     Pfeiffer Vacuum Technology AG is domiciled at Berliner Strasse 43, D-35614 Asslar, Germany; telephone: +49-(0)6441-802-0, fax: +49-(0)6441-802-202, http://www.pfeiffer-vacuum.net.

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

Business and Capital Expenditures

     In May 1999, the Company purchased 100% of the assets and liabilities of Catalano Associates, Inc. (Semivac), which is domiciled in the United States, for a purchase price of U.S. dollar 3.3 million. Semivac distributes and services vacuum components. In June 2000, Pfeiffer Vacuum acquired 75% of the shares of Pfeiffer Vacuum Systems (International) AG (formerly Memex Optical Media Solutions AG), Zuzwil/Switzerland, in consideration for payment of a purchase price of 2.5 million Swiss francs (€ 1.6 million). At July 31, 2003 the Company acquired the remaining 250 registered shares of Pfeiffer Vacuum Systems (International) AG, Zuzwil/Switzerland. The purchase price was 1 Swiss franc. The subsidiary sells and services production systems for Digital Versatile Discs (DVDs). Effective January 1, 2004, Pfeiffer Vacuum Systems (International) AG in Zuzwil/Switzerland merged with the Company’s sales subsidiary Pfeiffer Vacuum (Schweiz) AG in Zurich, Switzerland (absorbing company). In January 2002, the Company acquired fixed assets, intangible assets and inventories from the bankruptcy trustee of Multimedia Machinery GmbH for a purchase price of € 2.4 million. Pfeiffer Vacuum also hired 45 former employees of Multimedia Machinery GmbH. This acquisition enabled the Company to expand its activities relating to the development, manufacture and marketing of complete manufacturing lines for the production of prerecorded and rewritable DVDs.

In the third quarter 2004 the Company decided to restructure the unprofitable DVD-business. Registered office was relocated from Aschaffenburg/Germany to the Headquarters in Asslar/Germany. The manufacturing in Aschaffenburg will be ceased in the first quarter of 2005. All activities of the plant are bundled in the Headquarters in Asslar.

B.    Business Overview

Introduction

     The Company develops, manufactures, sells and services a broad range of turbomolecular pumps, backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations, as well as customized vacuum systems. Its product portfolio also includes digital pressure gauges, complementary vacuum components and vacuum instruments.

Pfeiffer Vacuum possesses a global sales and service network, comprised of its own sales offices, subsidiaries and exclusive marketing agents. Moreover, there are service support points in all major industrial locations throughout the world. The Company’s primary markets are in Europe, the United States of America and Asia.

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

The Company’s customers include manufacturers of analytical instruments and manufacturers of vacuum process equipment, research and development institutions, as well as companies that employ vacuum processes in their production operations. Pfeiffer Vacuum’s customer base also assures that income can be generated from the sale of replacement parts and the provision of customer service. In the years 2004, 2003 and 2002, no single customer accounted for more than 10% of the Company’s total sales.

The Company’s sophisticated environmental management system has been certified under ISO 14001 since 1996. Compliance with the requirements contained in ISO 14001 was confirmed without restriction in 2004.

Principal Markets

The Company serves the following
Market Segments

	Percentage of
	Revenues in
	2004	2003	2002
	%	%	%
Industrial	22	18	12
Analytical Industry	21	22	25
Research and Development	20	21	22
Optical and Glass Coating	13	14	20
Semiconductor Industry	13	13	12
Storage Media	7	8	4
Chemical and Process Technology	4	4	5

Total	100	100	100

The Company’s sales by geographical area are as follows:

	2004		2003		2002
	T€	%	T€	%	T€	%
Germany	46,962	30.1	40,368	28.0	40,530	26.9
Europe (excluding Germany)	49,349	31.6	48,314	33.5	50,868	33.7
United States	33,140	21.2	32,797	22.8	35,786	23.7
Asia	25,643	16.4	21,659	15.0	22,484	14.9
Rest of world	1,128	0.7	880	0.7	1,274	0.8

Total	156,222	100.0	144,018	100.0	150,942	100.0

Seasonality

     The Company’s business is subject to neither seasonal nor cyclical fluctuations.

Raw Materials and Suppliers

     Developments on the international energy market impacted the Company in the field of purchasing in 2004. Prices for energy, for example, continued to rise having a negative impact on Pfeiffer Vacuum’s profitability. The same also applies with respect to the development of steel and aluminum prices. However, by entering into long-term framework agreements, the Company succeeds in largely containing the price rises and assuring a supply of raw material required for manufacturing operations.

Pfeiffer Vacuum satisfies its requirements for raw materials, auxiliaries, supplies and finished products from various suppliers in Germany and other countries. The Company’s sole major supplier, accounting for approximately 28% of its total purchasing volume in 2004, is Inficon AG in Balzers, Liechtenstein (approximately 27% in 2003, and 26% in 2002). The Company has been purchasing from Inficon for more than twenty years. The Company presently purchases from Inficon primarily vacuum gauges and mass spectrometers, as well as leak detectors. Other sources are available for these products.

Marketing Channels

     The Company is represented through its own sales and service subsidiaries in all major industrialized nations throughout the world. In addition more than 20 exclusive agencies offer Pfeiffer Vacuum‘s customers competent advice and on-site service.

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

Material Effects of Government Regulations

     Manufacturing operations in Germany are subject to numerous laws and regulations. Such laws and regulations impose strict limitations upon permissible environmental impact through pollutants and contain stringent requirements relating to the treatment and disposal of wastes. Through its certification under ISO 14001, the Company subjects itself to a corresponding environmental management system, which involves internal and external monitoring at differing intervals. Although Pfeiffer Vacuum believes that it is in compliance with all environmental requirements and codes, there can be no assurance that the Company will not be subject to environmentally related liabilities in the future and/or that expenses will not be incurred in order to cover environmentally related liabilities or to assure compliance with environmental requirements.

C.    Organizational Structure

     The Company has 14 subsidiaries in Europe, the United States and Asia, more than 20 exclusively operating marketing agents in other countries, as well as service support points in all major industrial locations throughout the world.

The Company’s subsidiaries are:

Identity and Location of Company	Percent Owned
Pfeiffer Vacuum Austria GmbH, Vienna/Austria	100.0%
Pfeiffer Vacuum Belgium N.V., Temse/Belgium	100.0%
Pfeiffer Vacuum France SAS, Buc/France	100.0%
Pfeiffer Vacuum GmbH, Asslar/Germany	100.0%
Pfeiffer Vacuum Holding B.V., De Meern/Netherlands	100.0%
Pfeiffer Vacuum Inc., Nashua/United States	100.0%
Pfeiffer Vacuum Italia S.p.A., Rho (Milano)/Italy	100.0%
Pfeiffer Vacuum Ltd., Newport/Great Britain	100.0%
Pfeiffer Vacuum Nederland B.V., De Meern/Netherlands	100.0%
Pfeiffer Vacuum Scandinavia AB, Upplands Väsby (Stockholm)/Sweden	100.0%
Pfeiffer Vacuum Systems GmbH, Asslar/Germany	100.0%
Pfeiffer Vacuum (Schweiz) AG, Zurich/Switzerland	99.4%
Pfeiffer Vacuum Korea Ltd., Yoinin City, Kyungki-Do/South-Korea	75.5%
Pfeiffer Vacuum India Ltd., Secunderabad/India	73.0%

In the year 2004, Pfeiffer Vacuum Systems (International) AG, Zuzwil, Switzerland, was merged with Pfeiffer Vacuum (Schweiz) AG, Zurich, Switzerland. Pfeiffer Vacuum Asia Ltd., Hong Kong, China, ceased all business activities and was closed.

D.    Property, Plant and Equipment

     The Company is the owner of an approximately 80,000 m2 (861,000 ft2) site in Asslar, Germany. The buildings in which the corporate Headquarters, main sales and marketing office and manufacturing operations are housed consist of approximately 41,000 m2 (441,000 ft2) of floor space. The main part thereof is owned by the Company, only approximately 7,000 m2 (75,000 ft2) are leased from a charitable foundation. Pfeiffer leases approximately 13,000 m2 (140,000 ft2) of its own real property to third parties.

During fiscal year 2004, approximately 6,000 m2 (65,000 ft2) of leased floor space were available for the manufacturing, sales and marketing and administrative operations of the Company’s subsidiary Pfeiffer Vacuum Systems GmbH in Aschaffenburg, Germany. The subsidiary’s place of business relocated in November 2004 from Aschaffenburg to Headquarters premises in Asslar. Lease contracts of the Aschaffenburg facility are terminated. In addition, the Company leases premises for sales and service subsidiaries in various countries.

The Company manufactures vacuum pumps, vacuum equipment and vacuum systems at the production location in Asslar, Germany.

The Company’s production capacity at its manufacturing facility in Asslar enables Pfeiffer Vacuum to complete all its orders in adequate time attend to its delivery promises. The “Alliance for Work” that was mutually agreed with the Employee Council in 2003 and the flexibilization of working hours permitted the Company to conform the rate of capacity utilization to the order situation. The employees’ negative time account balances were able to be used during months in which there was increased demand for Pfeiffer Vacuum’s products. A further effect was the ability to retain qualified, well-trained employees.

All capital investments are financed through the Company’s cash assets.

Pfeiffer Vacuum regularly monitors and assesses all relevant environmental factors. Its environmental management system was reviewed by an independent certifier in connection with a follow-up audit in September 2004. The Company passed the audit without any complaints. A new certificate under ISO 14001:1996 was issued for further three years. The items that were audited included handling of hazardous materials and water pollutants (coolant-lubricants, oils, cleaning agents, paints, solvents). Proper storage of hazardous materials was also monitored. No material variances from legal requirements and the criteria defined in the quality handbook were identified.

The Company’s risk potential was again reviewed and assessed with respect to required preventive measures, in connection with which an improved concept was developed for flood protection. All relevant environmental factors are regularly monitored and assessed. Ten environmental audits were conducted during the course of the year. The items that were audited included compliance with legal requirements in handling and storing hazardous materials. No material variances were identified.

In 2004, a total of 32 job safety audits were conducted, 14 of them together with the plant medical service and the employee council. In addition, three audits were conducted together with the environmental protection and fire protection coordinators. The job safety committees held a total of six meetings. All employees are familiarized with the requirements relating to job safety, noise abatement, handling of hazardous materials, accident and fire prevention. Every employee has access to the required EU safety data sheets and standard operating procedures in the quality handbook.

The Company’s job safety organization and job safety measures were reviewed in September 2004 in connection with the audits under ISO 9001:2000 and ISO 14001:1996 and certified without restriction.

The number of reportable on-the-job accidents in 2004 increased marginally from the previous year’s level, from eleven to twelve. No on-the-job accident was found to have been caused by a technical shortcoming or by the lack of safety equipment.

Item 5.    Operating and Financial Review and Prospects

Introduction

     The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The comparability of the financial statements for different periods may be affected by the effects of currency translation resulting from Pfeiffer Vacuum’s international operations, most notably as a result of changes in the exchange rate between the euro and the U.S. dollar.

Inflation

     The rates of inflation in Germany during 2004, 2003, 2002, 2001 and 2000 were 1.9%, 1.1%, 1.3%, 2.5% and 2.3%, respectively. The effects of inflation on the Company’s operations have not been significant in recent years.

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

The determination of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though the Company considers these balances adequate and proper, changes in economic conditions in specific markets in which the Company operates could have a material effect on reserve balances required.

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

Employment Related Benefits

     The Company incurs certain employment-related expenses associated with pensions. In order to measure the expense associated with these employment-related benefits, management must make a variety of estimates including discount rates used to present the value of certain liabilities, assumed rates of return on assets set aside to fund these expenses, compensation increases, employee turnover rates, and anticipated mortality rates. The estimates used by management are based on the Company’s historical experience as well as current facts and circumstances. The Company uses third-party specialists to assist management in appropriately measuring the expense associated with these employment-related benefits. Different estimates used by management could result in the Company recognizing different amounts of expense over different periods of time (See notes to the Consolidated Financial Statements 13. “Pension Benefits and Similar Obligations”).

New Accounting Rules and Accounting Standards

     For detailed explanation please see Notes to the Consolidated Financial Statements “Adoption of New Accounting Rules and Accounting Standards”.

A.    Operating Results

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion should be read in conjunction with the Financial Statements and notes thereto included elsewhere herein.

2004 Compared to 2003
(Variances and percentages calculated based on amounts in thousands €)

Net Sales

     The following table summarizes the Company’s net sales by geographical area:

	December 31,
	2004		2003
	(€ in thousands)%		(€ in thousands)%
Net Sales
Germany	46,962	30.1	40,368	28.0
Europe (excluding Germany)	49,349	31.6	48,314	33.5
United States	33,140	21.2	32,797	22.8
Asia	25,643	16.4	21,659	15.0
Rest of World	1,128	0.7	880	0.7

	156,222	100.0	144,018	100.0

The Company’s net sales increased by € 12.2 million or 8.5% from € 144.0 million for the year ended December 31, 2003 to € 156.2 million in 2004. This sales increase is primarily attributable to higher volume. Additionally, a modest growth in Pfeiffer Vacuum’s major markets and the introduction of new products led to a positive effect.

The major increase of the Company’s sales was recorded in Germany by € 6.6 million from € 40.4 million in 2003 to € 47.0 million in 2004. Germany continues to be the largest market within Europe. Sales in Europe (excluding Germany) increased by € 1.0 million. The major factor that contributed to this development was a sales increase in Switzerland, which rose from € 6.5 million to € 8.7 million and in Austria, which rose from € 6.4 million to € 8.1 million, respectively. In France, sales declined from € 6.4 million in 2003 to € 4.8 million. The sales increase in the U.S. accounted for € 0.3 million, only. The sales recorded in U.S. dollar increased by approximately 11.5%, but due to the weakness of the U.S. dollar against the euro the Company’s net sales were adversely impacted by exchange rate differences amounting to approximately € 3.3 million. In Asia the Company was able, to realize a sales increase by € 4.0 million or 18.4%.

The Company’s Products

     For more than 100 years, Pfeiffer Vacuum has been setting milestones in vacuum technology with its products. The extensive line of products and services ranges from individual components right through to complex vacuum systems.

Any number of high-tech products and articles that are used in daily life can only be manufactured in chambers in which a vacuum prevails that is comparable to the pressure conditions that exist in outer space. True to the motto “Vacuum is nothing, but everything to us” Pfeiffer Vacuum takes pride in finding the right vacuum technology solution for every customer and every application.

The Company’s sales by product accounted for:

	December 31,
	2004		2003
	(€ in thousands)%		(€ in thousands)%
Sales by product:
Turbo pumps	59,447	38.1	53,571	37.2
Backing pumps	19,732	12.6	18,040	12.5
Measurement and Analyses Equipment, Components	42,529	27.2	35,218	24.5
Service	25,011	16.0	25,931	18.0
Systems	9,503	6.1	11,258	7.8

Total	156,222	100.0	144,018	100.0

Vacuum generation pumps

     Different types of pumps are required for different pressure ranges. In the case of the low and medium vacuum ranges, these are primarily rotary vane and Roots pumps, as well as dry pumps. Turbomolecular pumps, or turbopumps for short, are needed for the high and ultra-high vacuum ranges.

Accounting for 38.1% of total sales in 2004 (2003: 37.2%), the Company’s most important product is the turbomolecular pump. This class of pumps was invented at the Company nearly 50 years ago, and has since been steadily evolved. Pfeiffer Vacuum has since sold over 250,000 turbopumps worldwide.

Turbopumps are available in a wide range of sizes — from the world’s smallest, the TPD 011 for the analytical industry, right through to large 3,000-liter pumps, which are primarily employed in the coating and semiconductor industries. Responding to market needs, Pfeiffer Vacuum has developed small, compact turbopumps and have further optimized performance and reliability specifications.

Turbopumps always require so-called backing pumps in order to compress the advanced gas against the atmosphere and expel it. Proven rotary vane or diaphragm pumps are employed as backing pumps. They cover the vacuum range from atmospheric pressure to a maximum of 10-3 mbar.

The Company’s single- and two-stage rotary vane pumps offer volume flow rates of from 2.5 to 630 m3/h. They are suitable for all applications in the low and medium vacuum ranges and can be employed as backing pumps for turbomolecular and Roots pumps.

The Roots pumps are characterized by an optimum ratio between volume flow rate and size. The effect of these pumps is produced by the synchronized counter-rotation of two octagon-shaped rotors. The volume flow rates of the various pump sizes range from 250 to 25,000 m3/h.

The standard Roots pumps in the so-called A-Series can be employed for a wide variety of applications, such as in the coating industry, space simulation chambers, vacuum metallurgy or freeze-drying plants and in the packaging industry.

During the year covered by this report, Pfeiffer Vacuum brought the world’s first series of magnetically coupled Roots pumps to market. Their volume flow rates range from 250 to 6,000 m3/h. These hermetically sealed pumps make oil leakage a thing of the past, and their operating costs are significantly lower. Because of their very low leakage rates, magnetically coupled Roots pumps are employed in both thin-layer technology as well as in industrial processes that involve toxic and aggressive gases.

The ADEx Series was brought to market this year specifically for processes in explosion-hazard environments or to evacuate explosive gases. These Roots pumps satisfy the explosion-hazard requirements of EU Directive 94/9 and are especially interesting for customers in the chemicals and pharmaceuticals industries.

To complement the standalone pumps, Pfeiffer Vacuum also offers a broad range of Roots pumping stations. In addition to its proven standard pumping stations, in which various sizes of Roots pumps are combined with rotary vane backing pumps, the Company also offers process-adapted pumping stations as customer-specific solutions.

The backing pump line is rounded out by a number of dry pumps. A dry pump does not require lubricants in the pump chamber, thus making it especially suitable for applications in the semiconductor industry, for example, in which oil residues could endanger the process. Dry pumps also include small diaphragm pumps, whose volume flow rates of from 1 to 10 m3/h make them especially suitable as backing pumps for small turbopumps. They are predominantly employed in analytical equipment.

The Company’s sales in backing pumps increased from € 18.0 million to € 19.7 million by € 1.7 million or 9.4%.

Vacuum measurement and analysis equipment

     Pfeiffer Vacuum not only offers its customers products for generating vacuum. Vacuum measurement and analysis equipment is just as necessary. In vacuum technology processes, it is not only important to generate a vacuum, it is equally important to be able to identify and control the quality of this vacuum. There is no one single instrument that can measure the entire vacuum range of the vacuum that has been generated. This is why Pfeiffer Vacuum offers three different series of total pressure measurement instruments: The ActiveLine, a cost-effective solution for total pressure measurement in a vacuum; the DigiLine, consisting of digitally controlled gauge heads for industrial applications in which robustness and reliability are key; and the ModulLine for radiation-resistant total pressure measurement in ultra-high vacuum environments in research & development.

In production processes, it is often not only important to know “how much” is in something, but also “what it is.” A mass spectrometer can be used to analyze the composition of a gas mixture in a production system. One of the applications for portable mass spectrometers is in environmental analysis. Pfeiffer Vacuum supplies a broad portfolio of mass spectrometers, ranging all the way to high-performance mass spectrometers for plasma analysis in coating processes and semiconductor fabrication.

Leaks can occur in even the best systems. These leaks are detrimental to the process and result in quality shortcomings. Leak detectors are employed to identify these kinds of effects that are harmful to the production process. The helium leak detectors offered by Pfeiffer Vacuum are characterized by high accuracy combined with robustness and industrial suitability. Typical applications include leak detection in refrigerators, air conditioning systems, piping systems and pressure vessels.

The Company’s product portfolio is rounded out by a broad selection of installation instruments and components; these might be valves, gaskets, seals, flanges and fasteners. Its customers require these components whenever they build a vacuum system themselves.

The sales in vacuum measurement and analysis equipment increased from € 35.2 million in 2003 to € 42.5 million in 2004. The percentage of total product sales accounted for 27.2%, as opposed to 24.4% in 2003.

Vacuum systems

     In addition to individual vacuum components, such as pumps, measurement equipment and components, Pfeiffer Vacuum also develops and manufactures complete vacuum systems for customer-specified processes. Such systems comprise the following assembles: Recipient (vacuum chamber), vacuum pump or vacuum pumping station, measurement and regulating equipment, as well as electrical/electronic control.

Products in the systems segment also include helium leak testing systems, or leak detection systems for short. Environmental protection, quality assurance and cost optimization are placing very high demands on the leak-free integrity of numerous components, such as vehicle fuel tanks, aluminum wheel rims, chilled water piping and compressors or air conditioning systems, as well as food packaging and pressure vessels. On the one hand, it is necessary to satisfy increasingly strict legal limits and quality requirements, while minimizing testing times and operating costs on the other. Pfeiffer Vacuum employs innovative measurement technology and process-adapted automation technology to satisfy these requirements. Its custom-designed helium leak testing systems thus satisfy the highest demands with respect to efficient quality assurance.

Products in the vacuum systems segment also include Type Classic coating systems. These are single-chamber systems that are predominantly employed in the fields of optics, sensor technology and semiconductor fabrication. A Classic system can be used to produce coatings by means of vapor-deposition, plasma or sputtering processes.

One interesting activity with potential for the future is to retrofit existing vapor-deposition systems. Over a thousand of these systems for such optical systems as binocular lenses, night vision goggles and eyeglasses are out in the market. Although fully functional, they are technologically outmoded. In many cases, for example, no replacement parts are any longer available for the control system. However since many customers shy away from the costs of a new acquisition, Pfeiffer Vacuum offers a modular retrofit concept for these systems, in which the vacuum technology is made state of the art and the control system is equipped with cutting-edge computer technology. Four of these systems were modernized in 2004.

In 2004, the percentage of total sales accounted for by all vacuum systems (included DVD) amounted to 6.1%, as opposed to 7.9% in 2003.

Service

     Service for its products is a line of business in its own right within the Company’s product portfolio. A close-knit worldwide service network assures that prompt assistance can be provided to its customers. Service includes maintenance, repair or replacement of products at the factory or on the customer’s premises and supply of replacement parts. In contrast to most of Pfeiffer Vacuums competitors, it guarantees on-site service and a 24-hour response time for replacement or repair of its pumps in all major industrialized nations.

Service sales decreased in 2004 by € 0.9 million or 3.5% and accounted for 16.0% of total sales revenue, as opposed to 18.0% in 2003.

Order-intake and Order-backlog

     The Company’s order intake increased by € 5.1 million or 3.4%, from € 150.2 million for the year ended December 31, 2003 to € 155.3 million for the year ended December 31, 2004. Order intake in turbo pumps increased by € 3.1 million, in backing pumps by € 2.2 million and vacuum components and instruments by € 9.3 million, partly offset by decreased orders received in systems by € 8.0 million, and service by € 1.0 million.

The backlog decreased slightly by € 0.9 million or 3.3%, from € 27.2 million as of December 31, 2003 to € 26.3 million as of December 31, 2004. The majority of the decrease was related to systems which declined by € 3.5 million, partly offset by increased orders in vacuum components and instruments by € 2.4 million.

Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time generally should not be construed to represent future levels of sales and orders.

Gross Profit

     The Company’s gross profit amounts to € 62.3 million in both, the years ended December 31, 2004 and 2003. Gross margin, which is gross profit expressed as a percentage of net sales, decreased from 43.3% in 2003 to 39.9% in 2004. The gross profit is adversely impacted by effects due to Pfeiffer Vacuum’s withdrawal from the DVD business amounting to approximately € 6.1 million, thereof € 5.3 million in the valuation adjustment of inventories, € 0.5 million termination benefits and € 0.3 million impairment charges on fixed assets. Through the higher percentage of sales accounted for in products with higher gross margins, the Company succeeded in largely compensating for the € 6.1 million negative effect stemming from its DVD business. As a result, the Company’s gross margin would have been 43.8% in 2004.

Selling and Marketing Expenses

     Selling and marketing expenses decreased by € 0.9 million or 4.4% from € 20.9 million in 2003 to € 20.0 million in 2004. Permanent worldwide cost management led to decreased selling and marketing expenses. Continuing education measures to assure that the Company’s sales people’s knowledge is always up to date are offered by both, the in-house staff and external lecturers. This included training in the subject of customer-driven advisory services and price negotiations for staff from customer service, as well as on modern techniques of moderation for sales and marketing staff. The service staff is trained in how to effectively plan and conduct on-site technical training. Two dedicated in-house employees provide technical training for employees and customers. Further employees from Marketing, Development and Service can be called in on an as-needed basis to lecture at training courses.

A broad course curriculum offers training in German and English on new and existing products to all sales and service staff. As a percentage of sales, selling and marketing expenses decreased from 14.5% in 2003 to 12.8% in 2004. Additionally, higher net sales revenue of the Company led to a decrease in the percentage of its selling and marketing expenses. Additionally, the selling and marketing expenses were burdened with approximately € 0.3 million termination benefits due to its withdrawal from DVD business.

Advertising expenses accounted for € 1.7 million for the period ended December 31, 2004.

General and Administrative Expenses

     The general and administrative expenses increased by € 1.0 million, or 7.8%, from € 13.0 million in the year ended December 31, 2003 to € 14.0 million in 2004. As a percentage of sales, general and administrative expenses decreased slightly from 9.0% in 2003 to 8.9% in 2004.

In 2004, the special item due to the withdrawal from DVD business adversely impacted the general and administration expenses by approximately € 1.2 million, thereof € 1.0 million losses in goodwill impairment and € 0.2 million due to termination benefits.

Nevertheless, the Company’s ability to administer all needs of administration with a small staff at Headquarters as well as at the subsidiaries led to flat general and administration expenses in the years 2004 and 2003. Additionally, the increased revenues in 2004 had a positive effect on the percentage of sales.

Research and Development Expenses

     With the objective of continuing to satisfy its customers’ needs in the future, the Company continuously invests in the development of new and innovative products. Nearly 50 years ago, the turbomolecular pump was invented at Pfeiffer Vacuum. Today, it is a generic name for an ideal vacuum pump for generating high and ultra-high vacuum in an extremely varied range of potential applications. Pfeiffer Vacuum has steadily broadened its technology leadership in this class of pumps, bringing a number of evolved models to market during the period ended December 31, 2004. Through its research and development expenses Pfeiffer Vacuum will combat the risk of insufficient innovation. In addition, maintaining high standards of quality is a top priority of the Company as a manufacturer of high-tech quality products.

The Company’s research and development expenses increased by € 1.3 million, or 14.8%, from € 8.9 million in the year ended December 31, 2003 to € 10.3 million in 2004. An amount of approximately € 1.1 million is attributable to revaluations in the fixed assets and € 0.2 million termination benefits that were necessary in connection with the withdrawal from DVD business.

The percentage of research and development expenses related to Pfeiffer Vacuum’s net sales revenue accounted for 6.6% in 2004 and 6.2% in 2003. The Company expenses all research and development costs as they are incurred and anticipates that future spending on research and development will be comparable to current levels.

Operating Profit

     Operating profit for the year ended December 31, 2004 amounted to € 18.1 million, and decreased by € 1.4 million from € 19.5 million in 2003. The Company’s decision to withdraw from the DVD business impacted the gross profit adversely by approximately € 8.9 million (thereof € 6.1 million in cost of sales, € 0.3 million in selling and marketing expenses, € 1.2 million in general and administration expenses and € 1.3 million in research and development expenses).

Interest Income and Interest Expense

     Net amount of interest income decreased by € 0.4 million from € 1.6 million in the year ended December 31, 2003 to € 1.2 million in 2004.

Foreign Exchange Gain/Loss

     The Company recorded foreign exchange gains amounting to € 0.4 million and € 2.1 million in the periods ended December 31, 2004 and 2003, respectively.

Income Tax Expense

     The Company’s effective tax rate was 40.8% and 45.0% in the years ended December 31, 2004 and 2003, respectively.

In 2004, the Company generated taxable income of € 12.3 million in Germany and € 7.3 million outside Germany. The Company’s current tax expense decreased from € 11.5 million in 2003 to € 6.9 million in 2004. The German statutory tax rate decreased from 39.5% in 2003 to 37.9% in 2004 and led to lower tax expenses in 2004 amounting to approximately K€ 200. Additionally, in the year 2003 the German Tax Authorities passed a resolution (effective April 12, 2003) regarding the refund of corporation tax credits resulting from distributed earnings to the shareholders. The Company’s dividend payments for the year 2002, paid in 2003, were no longer eligible for tax credit. Accordingly, the Company’s tax credit for the year 2003 amounting to approximately € 0.9 million was retroactively uncollectible and had to be added to the current tax expenses of the year 2003.

For further information see Note 11 to the Notes to Consolidated Financial Statements.

Net Income

     Net income decreased from € 12.7 million in 2003 to € 11.6 million in 2004, primarily as a result of the factors discussed above.

2003 Compared to 2002
(Variances and percentages calculated based on amounts in thousands €)

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

Several success stories from the United States:

>	Employment of Pfeiffer Vacuum pumps in the coating systems of a major manufacturer of architectural glass; replacement of competition pumps in an existing system, equipping a new system exclusively with Pfeiffer Vacuum pumps

>	Replacement of existing turbopumps by higher-performance models at several semiconductor manufacturers

>	Replacement of outmoded competitor pumps in CD coating systems at a major American CD/DVD manufacturer by Pfeiffer Vacuum’s turbopumps

>	Supply of all vacuum products for a manufacturer of semiconductor components after it had relocated its manufacturing operations from Germany to the United States

>	Winning over 250 new customers during the year 2003 (2002: 120)

Asia and the Rest of the World

     The Company recorded in the Rest of World (including Asia) sales decreases amounting to 1.2 million.

Economic growth differed significantly in the countries of Asia. The Chinese market offers huge growth opportunities. The most important growth market for Pfeiffer Vacuum in Asia is China. However, the Company will additionally be further expanding its existing presence in Japan, Taiwan, India, Korea and the other countries of Asia.

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

The Company’s sales by product accounted for:

	December 31,
	2003		2002
	(€ in thousands)%		(€ in thousands)%
Sales by product:
Turbo pumps	53,571	37.2	56,698	37.6
Backing pumps	18,040	12.5	19,312	12.8
Measurement and Analyses Equipment, Components	35,218	24.5	41,728	27.6
Service	25,931	18.0	26,145	17.3
Systems	11,258	7.8	7,059	4.7

Total	144,018	100.0	150,942	100.0

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

Saving on external services and postponing capital investments produced further cost reductions. Another measure that was instituted, although it will not translate into cost savings until the economy revives, was to expand the flexible work time hours-worked accumulation total to minus 150 hours per employee. These paid but unworked hours will then be available at no cost when the economy recovers.

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

As a percentage of sales, general and administrative expenses increased from 8.1% in 2002 to 9.0% in 2003. The general and administrative expenses in 2003 turned back to the normal level. The Company paid within 2002 employees profit sharings/benefits which were lower than the estimated and accrued amounts, due to its economic situation. The retransfer of the provisions resulted to a positive effect in 2002. Additionally, lower net sales revenue of the Company in 2003 led to an increase in the percentage of its general and administrative expenses.

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

Net cash provided by operating activities was in the period ended December 31, 2004 € 26.3 million, as at December 31, 2003 the Company’s cash flow used in operating activities was € 13.4 million. In particular, this significant improvement was attributable to the fact that the cash flow the year before had been negatively impacted by the transfer of cash and cash equivalents to the pension trust that was formed in 2003 (€ 36.0 million). Additionally, the cash flow provided by operating activities was influenced by the lower net income, overpayments for income taxes through the year 2004 and VAT claims. Net cash provided by operating activities at December 31, 2002 was € 19.6 million. The main reasons for the usage within the year 2003 are explained above. Additionally, the usage of cash flow by operating activities in the year 2003 was influenced by the lower net income and the increased tax liabilities due to new legislation, and decreased inventories in the year ended December 31, 2003 in relation to 2002 by € 2.0 million, primarily in the production plant in Asslar.

The cash flow used in investing activities decreased by € 6.5 million, due to the purchase of investment securities amounting to € 1.0 million through 2004 and € 9.0 million in 2003 and by the higher capital expenditures amounting to € 3.4 million in 2004 and € 1.9 million in 2003.

Cash flow used in financing activities decreased by € 10.3 million, primarily due to the repayment of the Company’s loan from Kreditanstalt für Wiederaufbau in 2003 amounting to € 9.0 million, and the purchase of treasury stock in 2003 using € 2.4 million, offset by higher dividend payments to the shareholders amounting to € 6.1 million in 2004 (2003: € 4.9 million).

The Company’s working capital is sufficient for its present requirements.

For seven years in a row, Pfeiffer Vacuum has been enabling its shareholders to participate in the Company’s success in the form of a dividend. Because of its high level of cash and cash equivalents, the management and supervisory board will propose to the annual shareholders’ meeting that, in addition to a dividend of € 0.40, a bonus dividend in the amount of € 0.50, totaling € 0.90 per share will be paid (2003: € 0.70). An aggregate dividend of approximately € 6.1 million was approved and paid in 2004.

The Company and its subsidiaries have various lines of credit available for operating purposes of approximately € 11.8 million (2003: € 12.3 million), € 0.9 million and € 0.8 million were used on these lines during 2004 and 2003, respectively. Substantially all of the credit facilities are denominated in euros. These lines of credit are indefinitely and do not include any restriction on use. The Company’s borrowing requirements are not seasonal. Because of its high cash position Pfeiffer Vacuum’s actual usage is solely limited to advance payment guarantees or performance bonds to single customers.

Other than solvency requirements, there are no legal restrictions on the transfer of funds by the Company’s subsidiaries. The subsidiaries are legally independent enterprises, financing their cash obligations through their business activities.

Foreign Currency Exchange Hedging

     The Company enters into foreign currency forward contracts and options to hedge the exposure of its forecasted sales to fluctuations in foreign currency exchange rates. Approximately 38% of the Company’s net sales are denominated in currencies other than the euro. These forward contracts are limited to currencies in which the Company has significant sales, primarily U.S. dollars, and are designed to protect against the impact of changes in exchange rates on these sales. Internal controls assure the effectiveness of all hedging activities. For further Information see item 17 of the Notes to the Consolidated Financial Statements “Financial Instruments — Foreign Currency Exchange Hedging”.

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

Nearly 50 years ago, the turbomolecular pump was invented at Pfeiffer Vacuum. Today, it is still the vacuum pump of choice for high and ultra-high vacuum, offering an extremely varied range of potential applications. Pfeiffer Vacuum has steadily broadened its technology leadership in this class of pumps.

The Company spent € 10.3 million in 2004, € 8.9 million in 2003 and € 10.8 million in 2002 in expenditures for research and development projects.

D.	Trend Information

     The 2004 fiscal year was characterized first and foremost by two factors: A significant improvement in operating profit from the Company’s core business and an impact on profitability stemming from the withdrawal from DVD business.

With the Company’s highly profitable core business, it succeeded in increasing sales by € 12.2 million from € 144.0 million to € 156.2 million in a business environment that was characterized by a weakness of the dollar and a lack of impetus from the development of the global economy. In spite of the cost-reduction measures that were initiated the year before and developed their full effect in 2004, as well as the higher percentage of sales accounted for by products with high gross margins, Pfeiffer Vacuum succeeded in largely compensation for the € 8.9 million negative effect stemming from its withdrawal from DVD business. As a result, operating profit declined only by € 1.4 million from € 19.5 million in 2003 to € 18.1 million in 2004.

Developments in the DVD market as well as the poor track record of payments in this market ultimately necessitated this move. Revaluations of assets in connection with the sale have already been incorporated in the Consolidated Financial Statements for the year ended December 31, 2004. Overall, this special effect impacted adversely Pfeiffer Vacuums statement of income by € 8.9 million. Without this special effect, the operating profit would have risen by 38.5% from the year before, to € 27.0 million. New orders and orders on hand stood at an encouraging level.

World Economy

     Following years of stagnation, it is now fair to speak of a moderate upswing. In 2004, the world economy grew by 4.8%, stemming in particular from the economic development of the threshold and developing countries. The relatively poor development of the industrialized nations is primarily attributable to the high price of oil and the weak U.S. dollar.

United States

     At 4.4%, economic growth in the United States in 2004 lagged slightly behind the growth rate of the world economy overall. Aside from the continued low level of interest rates, this growth was fueled primarily by government demand in the armaments sector.

Europe

     Economic development in Europe tended to be sluggish by comparison with the development of the world economy. While the two major economies, France and Germany, saw only modest economic improvement, the countries of Eastern Europe, in particular, posted strong growth rates. Europe saw a 2.4% change in gross domestic product for 2004.

The noticeable upswing in Germany during the initial months of 2004 flattened in the third quarter. Moreover, the strong euro curtailed the upward trend of export business to countries outside the Euro Zone. Overall, there was a 1.7% change in gross domestic product.

Asia

     The growth of the world economy in 2004 resulted in particular from the development of the Asian economic region. Leaving out of consideration the Japanese economy, which grew at 2.9%, gross domestic product rose by 7.5% here. The market with the strongest growth continues to be the People’s Republic of China with growth of 9.1%.

Vacuum Industry

     As in the year 2003, the vacuum industry was dominated by the influence of the world economy in 2004. Overall, the industry posted modest growth year on year.

Purchasing

     Developments on the international energy market again impacted the Company in the field of purchasing in 2004. Prices for natural gas and electricity continued to rise, for example, having a negative impact on its profitability. The same also applies with respect to the development of steel and aluminum prices. However by entering into long-term framework agreements, Pfeiffer Vacuum succeeded in largely containing the price rises and assuring a supply of the raw materials required for manufacturing operations. Building upon the rigorous utilization of electronic aids — like the Internet, for example — that was begun last year, it was possible to achieve further cost savings in connection with sourcing processes.

For further trend information, please see item A. Operating Results, Management’s Discussion and Analyses of Financial Condition and Results of Operations.

E.	Off-Balance Sheet Arrangements

     Not applicable.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

     The Company has entered into rental-, leasing- or maintenance-agreements which expire at various dates.

The table below presents the maximum amount of the off-balance sheet contractual commitments (apart from convertible bonds payable, which are recorded on the balance sheet) as of December 31, 2004, classified by periods in which the contingent liabilities or commitments expire:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	€ in thousands
Operating Leases	4,491	1,680	1,806	620	385
Purchase Obligations	2,581	583	379	1,619	—
Maintenance Contracts	50	34	16	—	—
Convertible bonds payable	794	307	487	—	—

Total Contractual Obligations	7,916	2,604	2,688	2,239	385

The Company did not have capital lease obligations at December 31, 2004.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

The present members of the management board of the Company are as follows:

Wolfgang Dondorf

     Wolfgang Dondorf (age 61), Chairman of the management board, responsible for Development, Manufacturing, Sales & Marketing and Public Relations, was appointed Managing Director of the Company in July 1994 and has been a member of the management board since 1996 for a five-year term, renewed in 2001. From 1989 to 1994, Mr. Dondorf served as Managing Director of King Plastic GmbH, a plastic components manufacturing company. He has also served as Managing Director of Pulsotronic GmbH from 1982 to 1989, Starkstrom Gummersbach GmbH from 1979 to 1982, and Sprague Electric Inc. from 1971 to 1979. Mr. Dondorf received a master’s degree in electrical engineering (Dipl.-Ingenieur) from RWTH Aachen.

Manfred Bender since April 1, 2004

     Manfred Bender (age 39), was appointed at April 1, 2004 as Chief Financial Officer and responsible for Finance/Controlling, Information Technology, Customer Service, Logistics and Human Resources. He graduated with a degree in business economics (Dipl.-Betriebswirt) from Fachhochschule Giessen-Friedberg, joint the Company in 1998 and was responsible for the Finance and Controlling Department through March 31, 2004. From August 2001 through March 2004 the management board granted Mr. Bender a special power of attorney (Prokura), which grants him the authority to bind the Company with any other member of the management board. Prior to 1998, he served as Controller, Internal Auditor and IT-Manager for Schunk GmbH, a multinational industrial group.

Amandus Waterkamp through March 9, 2004

     Amandus Waterkamp (age 52), joined the Company in January 2003 and was appointed in April 2003 as Chief Financial Officer (member of the management board). From July 1, 2003 through his dismissal at March 9, 2004 Mr. Waterkamp assumed the duties as Chief Financial Officer of Pfeiffer Vacuum Technology AG. He holds a master degree in Telecommunication Engineering from Fachhochschule Köln and a further master degree in Business Administration and Finance from University of Köln. Prior to 2003 Mr. Waterkamp served with international responsibility at various German companies (Siemens AG, Moeller GmbH) most recently as member of the management board responsible for finance, controlling and IT at an internationally operating corporate group (Harting).

Supervisory Board (Aufsichtsrat)

     In accordance with the Company’s articles of association, the supervisory board consists of six members, four of whom are elected by the shareholders at a general meeting in accordance with the provisions of the German Stock Corporation Law, and two of whom are elected by the employees in accordance with the Labor Management Relations Act (Betriebsverfassungsgesetz 1952).

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

The members of the supervisory board are each elected for a term of five years (the term expires at the end of the general meeting of shareholders in which the shareholders discharge the supervisory board member for the fourth fiscal year following the year in which such member was elected). The terms of the current members of the supervisory board will end as of the date of the general shareholder‘s meeting to be held within the first eight months of the year 2006.

The following individuals are members of the supervisory board:

Name	Age	Principal Occupation
Dr. Michael Oltmanns (Chairman)	48	Attorney at Law and Tax Consultant Law Offices of Menold & Partner, Stuttgart, Germany First elected: 1996 Chairman since 2001

Further supervisory board posts:

		HPC AG, Weinheim (Chairman) Merkur Bank KGaA, Munich/Germany (Vice Chairman) Jetter AG, Ludwigsburg (Chairman) Scholz AG, Essingen (Chairman)

Prof. Dr. Klaus-Jürgen Kügler (Vice Chairman)	54	Professor at Giessen-Friedberg Technical University, Giessen, Germany First elected: 2001

Michael J. Anderson	47	Managing Director of Bank of America Securities, New York, United States First elected: 1996

Götz Timmerbeil	37	Certified Public Accountant and Tax Consultant, Gummersbach, Germany First elected: 2001

Günter Schneider	61	Chairman of the Pfeiffer Vacuum Works Council, elected by the employees First elected: 1996

Edgar Keller	49	Member of the Pfeiffer Vacuum Works Council, elected by the employees First elected: 2001

Committees of the Supervisory Board:

     The supervisory board has established and maintains the following committees responsible for audit and compensation matters:

Audit Committee:

     In accordance with the Sarbanes-Oxley-Act the Company installed in March 2003 an audit committee. The following individuals are members of the audit committee:

Name	Age	Principal Occupation
Götz Timmerbeil (Chairman and Financial Expert)	37	Certified Public Accountant and Tax Consultant

Dr. Michael Oltmanns	48	Attorney at Law and Tax Consultant

Michael J. Anderson	47	Managing Director of Bank of America Securities

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

Administration Committee:

     The administration committee deals for example such issues as “consent to contracts with members of the supervisory board”.

Name	Age	Principal Occupation
Dr. Michael Oltmanns (Chairman)	48	Attorney at Law and Tax Consultant

Prof. Dr. Klaus-Jürgen Kügler	54	Professor at Giessen-Friedberg Technical University

Michael J. Anderson	47	Managing Director of Bank of America Securities

Management Board Committee:

     The management board committee is responsible for personnel matters relating to the members of the management board. It decides totally independently and without influence as to whether the members of the management board receive a variable compensation element in addition to the fixed element. The management board committee currently uses the following procedure in stipulating the variable salary element (which is closely linked to the management board member’s performance and the Company’s success):

The percentage change in sales and income before and after taxes relative to the year before is determined. The variable element from the previous year is then multiplied by this combined factor.

Name	Age	Principal Occupation
Dr. Michael Oltmanns (Chairman)	48	Attorney at Law and Tax Consultant

Prof. Dr. Klaus-Jürgen Kügler	54	Professor at Giessen-Friedberg Technical University

Götz Timmerbeil	37	Certified Public Accountant and Tax Consultant

B.	Compensation

     The aggregate amount of compensation paid by the Company during the year ended December 31, 2004 to all members of the management board of the Company, as a group, for services in all capacities, was € 1.3 million, including a fixed component amounting to € 0.8 million and a variable component amounting to € 0.5 million. Benefits upon termination of employment of the management board members do not exist.

The fixed compensation paid to the members of the supervisory board (including the audit committee), as a group, during the year ended December 31, 2004, amounted to K€ 75 (without any variable component).

The aggregate amount set aside or accrued by the Company during the year ended December 31, 2004 to provide pension, retirement or similar benefits for all members of the supervisory board and the management board of the Company, as a group, was € 0.3 million.

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

Mr. Günter Schneider and Mr. Edgar Keller, two members of the supervisory board, also have employment contracts with the Company, in their capacity as employees. Mr. Schneider and Mr. Keller were elected by the Company’s employees to the supervisory board in accordance with the Labor Management Relations Act (Betriebsverfassungsgesetz 1952). Their employment contracts are standard-form contracts governed by the terms of a collective wage agreement between the labor union representing certain of the Company’s employees and an employer’s association representing the Company and other companies in the industry. As stipulated in the collective wage agreement, there are no benefits payable to Mr. Schneider or Mr. Keller upon termination of their employment contracts. Please see Item 6. D below for more information about the collective wage agreement. The Company has not entered into any other service contracts with this two members of its supervisory board. See also Item 6. A. Directors, Senior Management and Employees.

D.	Employees

	December 31,
	2004	2003	2002	2004	2003	2002
	Germany			Foreign Countries

Production	300	297	311	57	58	58
Research and Development	95	91	102	—	2	3
Selling and Marketing	103	108	124	92	91	101
Administration	65	80	78	33	34	34

Total	563	576	615	182	185	196

     As of December 31, 2004, the Company employed 745 people, 563 of which are in Germany and 182 of which are in other countries. In Germany, employment agreements for employees below management level are generally collectively negotiated between the regional association of the companies within a particular industry and the respective unions. The agreement for “metal workers”, which covers most of the Company’s employees, went into effect on January 1, 2004. Beginning March 1, 2004 the salaries of the Company’s employees increased by 2.2% for 12 months; beginning March 1, 2005 an additional increase by 2.7% for further 12 months was stipulated. Employees at the Asslar facility are represented by a works council. The Company has not experienced any work stoppages during the last ten years. The Company considers its labor relations to be good.

E.	Share Ownership

     The following table includes certain information known to the Company with respect to beneficial ownership of the Company’s Ordinary Shares as of December 31, 2004 by all members of the supervisory board and the management board:

	Identity of	Numbers	Percent of
Title of Class	Person or Group	Owned	Class
	Supervisory Board

Ordinary Shares	Dr. Michael Oltmanns	100	0.0%
Ordinary Shares	Michael J. Anderson	0	0.0%
Ordinary Shares	Prof. Dr. Klaus-Jürgen Kügler	0	0.0%
Ordinary Shares	Götz Timmerbeil	0	0.0%
Ordinary Shares	Edgar Keller	0	0.0%
Ordinary Shares	Günter Schneider	80	0.0%

	Identity of	Numbers	Percent of
Title of Class	Person or Group	Owned	Class
	Management Board

Ordinary Shares	Wolfgang Dondorf	54,100	0.6%
ADRs	Wolfgang Dondorf	200	0.0%
Ordinary Shares	Manfred Bender	260	0.0%
Convertible Bonds	Manfred Bender	750	0.0%

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

Through December 31, 2004, 2,000 convertible bonds totaling par value approximately € 256,000 were repurchased from employees voluntarily exiting the plan.

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

Through December 31, 2004, 800 convertible bonds totaling par value approximately € 102,400 were repurchased from employees voluntarily exiting the plan.

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

The following table includes certain information known to the Company with respect to beneficial ownership of 5% or more of the Company’s Ordinary Shares:

Title of	Identity of	Amount	Percent of
Class	Person or Group	Owned	Class
		December 31, 2004

Ordinary Shares	Harris Associates L.P., Chicago/U.S.A.	893,320	10.28%
Ordinary Shares	Arnhold and S. Bleichroeder Advisors, LLC, New York/U.S.A.	450,002	5.18%

		December 31, 2003

Ordinary Shares	Harris Associates L.P., Chicago/U.S.A.	901,373	10.37%
Ordinary Shares	Arnhold and S. Bleichroeder Advisors, LLC, New York/U.S.A.	450,002	5.18%

Title of	Identity of	Amount	Percent of
Class	Person or Group	Owned	Class
		December 31, 2002

Ordinary Shares	Harris Associates L.P., Chicago/U.S.A.	443,200	5.04%
Ordinary Shares	Janus Capital Management LLC, Denver/U.S.A.	452.477	5.15%

These shareholders have the same voting rights as any other holder of the Company’s ordinary shares.

B.	Related Party Transactions

     The Company did not enter into transactions with related parties in the year ended December 31, 2004, and is not presently proposing to enter into transactions with related parties, that are material either to the Company or any related party, or that are unusual in their nature of conditions. In addition, there are no related party loans outstanding at December 31, 2004.

C.	Interests of Experts and Counsel

     Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

     See Item 18 “Financial Statements.”

Export Sales

     In 2004, the Company exported approximately € 33.1 million or 21.2% of its products manufactured in Germany to the United States and € 76.1 million or 48.7% to other countries. For detailed information please see Item 5. A. Operating Results — Management Discussions and Analyses of Financial Condition and Result of Operations — Net sales.

Legal Proceedings

     In the normal course of business, the Company is subject to various legal proceedings and claims. The Company believes that the matters the Company is aware of will not have a material effect on its financial condition or results of operations. The Company it not aware of any unasserted claims that may have an adverse effect on its financial condition or results of operation.

Policy on Dividend Distributions

     The management board proposes dividends based on Pfeiffer Vacuum Technology AG’s year-end unconsolidated financial statements. Aggregate cash dividend of € 0.40 per ordinary share and an additional bonus dividend of € 0.30 per ordinary share was approved and paid in 2004. In 2003 an aggregate cash dividend of € 0.56 per ordinary share was approved and paid. A similar cash dividend of € 0.40 per ordinary share and an additional bonus dividend of € 0.50 per ordinary share has been proposed and is expected, upon final approval by the shareholders of the Company, to be paid in 2005. The Company has declared an annual dividend since 1998.

B.	Significant Changes

     Not applicable.

Item 9.	The Offer and Listing

     Items 9.A.1-3, and 5-7, B, D, E, and F are not applicable.

A.	Offer and Listing Details

4.	Market Price Information

Trading of ADRs on the New York Stock Exchange since July 1996
(International Securities Identification Number: ISIN US7170671025 — Stock Symbol: PV)

     The table below sets forth, for the periods indicated, the high and low closing sales prices in U.S. dollars for the ADRs on the NYSE, as reported on the NYSE Composite Tape.

	Price per ADR
	High	Low
	($)
2000	48.38	25.25
2001	48.00	22.50
2002	37.53	16.50
2003
First Quarter	22.69	18.75
Second Quarter	30.80	19.15
Third Quarter	34.00	26.15
Fourth Quarter	36.33	30.33
2004
First Quarter	43.50	31.75
Second Quarter	41.00	35.99
Third Quarter	41.99	36.03
Fourth Quarter	45.79	38.00

	Price per ADR
	High	Low
	($)
2004
Month of July	41.99	37.62
Month of August	41.24	36.03
Month of September	40.02	38.15
Month of October	40.82	38.80
Month of November	45.51	38.00
Month of December	45.79	43.02
2005
Month of January through 31	48.32	41.62

On January 31, 2005, the closing sales price per ADR was $ 47.00 as reported on the NYSE Composite Tape. This price was equivalent to € 36.06 per ADR, translated at the noon buying rate for euros on that date. For additional information regarding rates of exchange between the U.S. dollar and the euro, please refer to “Exchange Rate Information” in “Item 3. Key Information.”

Trading of Ordinary Shares on the Frankfurt Stock Exchange since April 1998
(International Securities Identification Number: ISIN DE0006916604 — Stock Symbol: PFV)

     The Ordinary Shares are listed and principally traded outside the United States on the Frankfurt Stock Exchange, where high and low closing sales prices have been expressed in euros since January 1, 1999.

The table below presents, for the periods indicated, the high and low closing sales prices in euros for the Ordinary Shares on the Frankfurt Stock Exchange, based on the exchange from euros to U.S. dollars at the Noon (Buying) Rate, in each case as in effect on the last trading day of the periods presented.

	Price per Ordinary Share
	High	Low	High	Low
	€	€	$	$
2000:	50.40	24.68	45.03	23.53

2001:	51.36	24.40	45.28	22.37

2002:	41.80	15.80	36.42	15.56

2003:
First Quarter	21.70	16.60	23.47	18.10
Second Quarter	27.15	17.50	31.01	19.47
Third Quarter	30.65	22.55	35.83	25.28
Fourth Quarter	29.88	24.77	37.68	28.83

2004:
First Quarter	35.01	25.40	42.81	31.06
Second Quarter	34.85	29.15	42.36	35.43
Third Quarter	34.84	28.66	42.99	35.36
Fourth Quarter	35.15	29.17	47.94	39.79

	Price per Ordinary Share
	High	Low	High	Low
	€	€	$	$
2004 Month of July	34.84	30.50	42.01	36.78
Month of August	34.12	28.66	41.33	34.72
Month of September	33.00	31.00	40.72	38.25
Month of October	33.00	30.49	42.10	38.90
Month of November	35.15	29.17	46.75	38.80
Month of December	34.50	32.05	47.06	43.72
2005:
Month of January	37.05	31.60	48.29	41.18

On January 31, 2004, the closing sales price per Ordinary Share on the Frankfurt Stock Exchange, as reported by Deutsche Börse was € 36.05.

The average daily volume of Ordinary Shares traded at the Frankfurt Stock Exchange during 2004 was 17,591. Such number is based on monthly turnover statistics supplied by the Frankfurt Stock Exchange.

C.	Markets

General

     Since July 16, 1996 the Company’s American Depositary Receipts, each representing one Ordinary Share, are listed on the New York Stock Exchange and trade under the symbol PV. The depositary for the ADRs was until March 12, 2002 the Bank of New York, since March 13, 2002 it is the Deutsche Bank Trust Company Americas in New York.

The Company‘s Ordinary Shares have been listed and principally traded on the Neuer Markt of the Frankfurt Stock Exchange since April 15, 1998. The Neuer Markt was a segment of Deutsche Börse AG. Deutsche Börse reorganized the stock exchange segments in 2003 and differentiated it by a “General Standard” and a “Prime Standard.” The General Standard is subject to the requirements prescribed under German law; the Prime Standard additionally includes internationally customary transparency requirements (quarterly reporting, IAS/IFRS or U.S. GAAP accounting standards, presentation of a corporate calendar, at least one analyst conference per year, as well as ad-hoc press releases in German and English). Pfeiffer is already in conformity with all inclusion criteria. The Deutsche Börse AG confirmed the Company’s inclusion in the Prime Standard beginning January 1, 2003. In June 2003, all previously at Neuer Markt listed companies were integrated in the new segments “Prime Standard” or “General Standard” of Deutsche Börse AG. Consequently, Neuer Markt was closed on June 5, 2003.

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

General

     German stock corporations are principally governed by three separate bodies: The annual general meeting of shareholders, the supervisory board and the management board. Their roles are defined by German law and by the Company’s articles of association (Satzung), and may be described generally as follows:

The Annual General Meeting of Shareholders

     The shareholders ratify at the annual general meeting the actions of the Company’s supervisory board and management board. Additionally, shareholders approve the amount of the annual dividend, the appointment of an independent auditor, and certain significant corporate transactions. As required by the German Stock Corporation Act (Aktiengesetz), the German Co-determination Law (Mitbestimmungsgesetz) and the Company’s articles of association Pfeiffer Vacuum’s supervisory board consists six members. Four members are elected by the shareholders at the annual general meeting and two members are elected by the Company’s employees. The annual general meeting must be held within the first eight months of each fiscal year.

The Supervisory Board

     The supervisory board appoints and removes the members of the board of management and oversees the management of the Company. German law requires that a corporation’s articles of association or its supervisory board specify categories of transactions which will require the approval of the supervisory board, though German law prohibits the supervisory board from making management decisions.

The Management Board

     The management board is responsible for managing the day-to-day business in accordance with the German Stock Corporation Act (Aktiengesetz) and the articles of association. The management board is authorized to represent and to enter into binding agreements with third parties to the Company’s behalf. The management board submits regular reports to the supervisory board about Pfeiffer Vacuum’s operations, business strategies, financial condition and other important matters affecting its performance and profitability. It also prepares special reports upon request. A person may not serve on the management board and the supervisory board at the same time.

Directors

     Under German law, the supervisory board and the management board members owe a duty of loyalty and care to the Company. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards must consider the Company’s interest, interests of its shareholders, its workers and, to some extent the common interests. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by resolution at a shareholders’ meeting.

According to German law, the supervisory board and management board members may not receive a loan from the Company unless approved by the supervisory board, and may not vote on a matter that concerns ratification of his own acts or in which he has a material interest. Separate from the limitations on loans imposed by German law, the Sarbanes-Oxley Act, which was enacted in the United States in July 2002 and which is also applicable to foreign private issuers such as Pfeiffer Vacuum, now prohibits almost all loans to directors and executive officers. This prohibition applies to both, the members of the supervisory board and the management board.

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

The normal retirement age of members of the management board is sixty-five, though it is possible for a member of the management board to continue in office beyond this age with the approval of the supervisory board. Membership ends at the end of the period for which a member was appointed.

Management board, supervisory board and audit committee members are not required to hold any shares in the Company while in office.

For further information please refer to “Item 6. Directors, Senior Management and Employees.”

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

Dividends

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

Voting Rights

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

Notification Requirements and Disclosure of Shareholdings

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

The Company’s articles do not require shareholders to disclose their shareholdings. In the event that the Company’s ordinary shares are listed on an European stock exchange, under the Securities Trading Act (Wertpapierhandelsgesetz) any shareholder who reaches, exceeds or falls below 5%, 10%, 25%, 50% or 75% of the voting rights in a company listed on any European stock exchange, whether by acquiring or disposing of shares or otherwise, shall forthwith, and at the latest within seven calendar days, inform the Company and the Federal Supervisory Authority for Securities Trading (Bundesanstalt für Finanzdienstleistungsaufsicht) in writing that such person has reached, exceeded, or fallen below the aforesaid thresholds, the extent of such person’s voting rights, and notify the Federal Supervisory Authority for Securities Trading of such person’s address. Failure to notify the Company will, for so long as such failure continues, disqualify the shareholders for exercising the voting rights attached to the shares.

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

German Corporate Governance Code Declaration

     Pfeiffer Vacuum, like other publicly traded companies in Germany, is subject to the German Corporate Governance Code. On February 26, 2002, a German government commission adopted the “German Corporate Governance Code” (“DCGK”). The corresponding legislation went into force on July 26, 2002. DCGK governs the publication of annual and quarterly reports, defines the management board’s information and reporting obligations to the supervisory board and governs the formation of audit committees dealing with accounting, risk management, the issuance of auditing commissions to independent auditors, conflicts of interest of supervisory board members and other matters. The German Stock Corporation Act (Aktiengesetz) requires a company’s supervisory board and management board to declare annually if the Code’s recommendations have been and are being met by the company and if not, which recommendations have not been or are not being applied.

Pursuant to § 161 of the German Stock Corporation Act, the management and supervisory boards issued the statement of compliance for the year 2004 in December 2004. With the following exceptions, this statement reflects compliance with the recommendations of the German Corporate Governance Code Government Commission:

>	No agreement was able to be reached in negotiations with the Company’s D & O insurance carrier to obtain a lower premium if a deductible is arranged. Pfeiffer Vacuum will therefore not arrange for a deductible. A deductible would not improve the overall motivation and sense of responsibility of the management and supervisory boards. Both the management and supervisory boards work to the benefit of the enterprise.
(Point 3.8 of the Code)

>	The compensation paid to the members of the management board has in the past been and presently still is stated collectively in the Notes to the Consolidated Financial Statements.
(Point 4.2.4 of the Code)

>	The members of the supervisory board have in the past received and presently still receive fixed compensation, which does not contain any performance-related variable income elements. Their compensation is stated collectively in the Notes to the Consolidated Financial Statements.
(Point 5.4.5 of the Code)

The full text of the Code is available at the following Internet address: www.corporate-governance-code.de.

NYSE Corporate Governance

     Due to its listing on the New York Stock Exchange, Point 303A.11 of the New York Stock Exchange Listed Company Manual requires Pfeiffer Vacuum Technology AG to disclose the differences between U.S. corporations listed on the New York Stock Exchange and Pfeiffer Vacuum Technology AG in questions relating to corporate governance.

The Company has provided an English-language summary comparison of the differences on its Internet site under: www.pfeiffer-vacuum.net/Investor Relations/Corporate Governance.

C.	Material Contracts

     The Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business, to which it or any of its subsidiaries is a party, for the two years immediately preceding the publication of this document.

D.	Exchange Controls

     At the present time, Germany does not restrict the export or import of capital, except for certain restrictions regarding Birma/Myanmar, Côte d’Ivoire, Iraq, Liberia, Somalia, Sudan, Yugoslavia and Simbabwe.

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

E.	Taxation

Taxation

     In this section the Company discusses the material United States federal income and German tax consequences to its Shareholders/ADR-holders.

If the shareholder/ADR-holder:

•	is a beneficial owner of some of Pfeiffer Vacuum’s ordinary shares or ADR;

•	is a resident of the United States for purposes of the United States — Germany income tax treaty (the ‘‘Income Tax Treaty’’), which generally includes: an individual resident in the United States resident; a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries;

•	is holding some of Pfeiffer Vacuum ordinary shares/ADR as a capital asset;

•	is not holding any of Pfeiffer Vacuum ordinary shares/ADR as part of the business property of the shareholders/ADR-holders permanent establishment in Germany or, if she/he is an individual, as part of her/his fixed base in Germany that she/he uses to perform independent personal services; and

•	is not subject to the limitation on benefits restrictions in the Income Tax Treaty, if the shareholder/ADR-holder is not an individual.

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

Withholding Tax Refund Procedures

     To claim the refund reflecting the current reduction of the German withholding tax from 20% to 15% and the refund of the effective 1.1% German surcharge, when applicable, a Shareholder/ADR-holder must submit a claim for refund, together with documentation of the tax withheld and certification of their last filed U.S. federal income tax return, to the German tax authorities, within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt für Finanzen, 53221 Bonn-Beuel, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Additionally, the form can be downloaded from the following website: http://www.bff-online.de/Steuer_Vordrucke/KSt_KapSt/AntragErstattungKapE_USA.pdf.

Shareholders/ADR-holders must also submit to the German tax authorities certification (IRS Form 6166) of their last filed United States federal income tax return. To apply for certification, shareholders/ADRholders must file IRS Form 8802. If, after processing the Form 8802, IRS determines that she/he is eligible for U.S. residency certification, she/he will receive Form 6166, a computer-generated letter. Form 8802 can be obtained from the Internal Revenue Service — Philadelphia Accounts Management Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. (Additional information, including IRS Publication 8802, can be obtained from the Internal Revenue Service website at http://www.irs.gov/pub/irs-pdf/f8802.pdf). The Internal Revenue Service will send the certification directly to the German tax authorities if the shareholder/ADR-holder authorizes the Internal Revenue Service to do so.

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

Reduced United States Tax Rate for Certain Dividends

     Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, the maximum rate of United States federal income tax on qualified dividend income received by an individual (and certain trusts and estates) is reduced to 15%. The reduced maximum rate applies to eligible dividends received after December 31, 2002 and before January 1, 2009. Qualified dividend income generally includes dividends paid by United States corporations and qualified foreign corporations. A foreign corporation is a qualified foreign corporation for these purposes if:

1)	it is eligible for benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service determines is satisfactory for these purposes and that includes an exchange of information program, or

2)	the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States.

In addition, to qualify for the reduced rate, the share of stock on which the dividend is paid must be held more than 60 days in the 121-day period beginning 60 days before the ex-dividend date and the stockholder must not be under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property.

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

     The Company files this annual report on form 20-F, the exhibits thereto and other information with the Securities and Exchange Commission (the “SEC”). Any documents that the Company files with the SEC may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549 and at the Commission’s regional offices, at prescribed rates. The SEC also maintains a website at “www.sec.gov” that contains reports and other information regarding registrants that file electronically with the Commission. The annual reports and some other information of the Company are available.

As required by German law, the Company files its Consolidated Financial Statements in accordance with U.S. GAAP in the English and German languages with Deutsche Börse AG.

Additionally, Pfeiffer Vacuum’s Annual Report (Geschäftsbericht) in English and German language and the annual report on Form 20-F is available from the Company’s Internet site (http://www.pfeiffer-vacuum.net).

I.	Subsidiary information.

     Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

     The global nature of the Company’s businesses exposes it to market risks resulting from changes in foreign currency exchange rates and interest rates. Accordingly, changes in foreign currency exchange rates and interest rates may adversely affect Pfeiffer Vacuums operating results and financial condition. The Company seeks to manage and control these market risks primarily through its regular operating and financing activities and evaluates it by monitoring changes in key economic indicators and market information on an ongoing basis. In addition, associated with its business operations, Pfeiffer Vacuum is exposed to commodity price risks.

Any market sensitive instruments, including equity and interest bearing securities, that Pfeiffer Vacuum’s pension trust hold are not included in this quantitative or qualitative analyses. Please refer to Note 13 of the Consolidated Financial Statements “Pensions Benefits and Similar Obligations.” For a description of accounting for derivative financial instruments please refer to Note 17 of the Consolidated Financial Statements “Financial instruments.”

Exchange Rate Risk

Transaction Risk and Currency Risk Management

     The global nature of Pfeiffer Vacuum’s businesses exposes its operations and reported financial results and cash flows to the risk arising from fluctuations in the exchange rates of the dollar, the euro, and other world currencies. Its businesses are exposed to transaction risk whenever it has revenues in a currency that is different from the currency in which it occurs the costs of generating those revenues. Once the Company convert the revenues into the currency in which it incurs the costs, the revenues may be inadequate to cover the costs if the value of the currency in which it generated the revenues declined in the interim relative to the currency in which it incurred the costs. This risks exposure primarily affects the Company’s segment Germany, which generates a part of its revenues in foreign currencies, primarily U.S. dollar, and incurs manufacturing costs primarily in euros.

Effects of Currency Translation

     Some of the Company’s subsidiaries are located outside the euro zone. Since Pfeiffer Vacuum’s financial reporting currency is the euro, it translates the income statements of these subsidiaries into euros for including their financial result in the Consolidated Financial Statements. Period-to-period changes in the average exchange rate for a particular country’s currency can significantly effect the translation of both revenues and operating income denominated in that currency into euros. Unlike the effect of exchange rate fluctuations on transaction exposure, the exchange rate translation risk does not affect local currency cash flows.

The Company has assets and liabilities outside the euro zone. This assets and liabilities are denominated in local currencies and reside primarily in Pfeiffer Vacuum’s sales subsidiary in the U.S. When the Company convert net asset values into euros, currency fluctuations result in period-to-period changes in those net asset values. Its equity position reflects these changes. Pfeiffer Vacuum generally does not hedge against this type of risk.

Foreign Currency Exchange Risk

     The Company’s principal foreign currency exchange risk involves changes in the value of the euro relative to the U.S. dollar and the British pound. Approximately 38% of the Company’s sales are denominated in currencies other than the euro.

The table below shows the portion of sales denominated in the U.S. dollar, the British pound, and other foreign currencies for the year ended December 31, 2004.

Currency	Percentage of Sales
U.S. dollars	24%
Swiss francs	6%
British pounds	3%
Other foreign currencies	5%

The Company enters into foreign currency forward contracts and options to hedge the exposure of its forecasted foreign-currency sales to fluctuations in exchange rates. These forward contracts and options are limited to U.S. dollars in which the Company has significant sales.

The contracts are designed to protect specifically against the impact of changes in exchange rates on these sales and typically cover approximately forty to fifty percent of the Company’s foreign exchange risk. The maturities for all forward contracts are aligned with the date the sales are anticipated to occur. Please see note 17 “Financial Instruments” of the notes to the Consolidated Financial Statements for further discussion of the Company’s foreign exchange hedging activities.

The principal derivative financial instruments used by Pfeiffer Vacuum to hedge foreign currency exposures are forward foreign exchange contracts and currency options. In 2004 currency options, in 2003 foreign exchange contract were used to hedge against exchange rate risks arising from the U.S. dollar.

The table below provide information about derivative financial instruments:

Foreign Currency Options — December 31, 2004 (All maturing in 2005)

	Contract Amount	Weighted Average	Fair Value
		Option Strike	December 31, 2004
Price
	(€ in thousands)		(€ in thousands)
U.S. dollar (USD) put (short)	15,421	1.2321	540

The total volume of foreign currency options increased from zero on December 31, 2003 to K€ 15,421 on December 31, 2004.

Foreign Currency Forward Contracts — December 31, 2003

	Contract Amount	Weighted Average	Fair Value
		Forward Exchange	December 31, 2003
Rate
	(€ in thousands)		(€ in thousands)
U.S. dollar (USD)	7,654	1.2543	898

The total volume of foreign currency options decreased from K€ 7,654 on December 31, 2003 to zero on December 31, 2004.

Interest Rate Risk

     The Company faces typical interest rate risk insofar as changes of future interest rates will lead to changes in interest income and interest paid. However, the Company currently has no long-term debts. In 2003, Pfeiffer Vacuum entered into an investment security amounting to € 9.0 million with interest based on the six-months-Euribor. In 2004, the Company entered into an investment security amounting to € 1.0 million with interest based on the three-month-Euribor plus 45 base points. Both investment securities may include an interest rate risk. Because the interest rates are variable the Company considers the interest rate risk to be not material. Cash assets are invested in instruments with maturities of less than ninety days. See item 7 of the notes to the Consolidated Financial Statements.

Commodity Price Risk

     Pfeiffer Vacuum is exposed to changes in prices of commodities, such as steel, aluminum and energy used in the manufacturing of its products. For further information refer to Item 4 “Raw Material and Suppliers.”

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

Part II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Changes with Respect to Ordinary Shares

Treasury Stock

     In the shareholders meeting at June 16, 2004 the shareholders authorized the Company to acquire treasury stock. The number of ordinary shares that may be repurchased (subject to statutory limitation) is limited up to a maximum of 10% of all issued shares. No amounts were repurchased pursuant to this of December 31, 2004. Treasury stock, amounting to approximately € 2.4 million, was repurchased in 2003 and includes 100,076 ordinary shares valued at cost.

Item 15.    Controls and Procedures

New U.S. Legislation

     As a result of the Company’s listing at New York Stock Exchange, it is subject not only to the provisions of German law (corporation, codetermination and capital market legislation) and of its own Articles of Association but also to the licensing requirements of the New York Stock Exchange. American capital market legislation — specifically, the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission (SEC) — also applies to Pfeiffer Vacuum. The Company is in the process of assessing the impact of the provisions of the Sarbanes-Oxley Act and the related rules in order to adopt the appropriate plan of action required for the proper implementation and compliance of the act.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized an reported on a timely basis.

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

Item 16A.    Audit Committee Financial Expert

Audit Committee/Financial Expert

     The supervisory board has determined that Götz Timmerbeil is an “audit committee financial expert” serving on the audit committee.

Item 16B.    Code of Ethics

     The U.S. Securities and Exchange Commission (SEC) rules require Pfeiffer Vacuum to disclose the adoption of a written Code of Ethics, a code that applies to the members of the board of management and other persons responsible for the Company’s finance, control and accounting functions (Senior Financial Officers). This code is publicly available on the Company’s website at: www.pfeiffer-vacuum.net.

Item 16C.    Principal Accountant Fees and Services

     In the annual general meeting of the Company the audit committee (members of the supervisory board) proposed and the shareholders elected Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, located Eschborn near Frankfurt/M., to its auditing company for the year 2004. Through fiscal year 2003 the auditing company was KPMG Deutsche Treuhandgesellschaft AG, Wirtschaftsprüfungsgesellschaft, Frankfurt/M.

Principal accountant fees and services billed were:

	E & Y	KPMG
	December 31,
	2004	2003
	(€ in thousands)
Audit fees	270	330
Audit-related fees	2	8
Tax fees	46	4

“Audit fees” are the aggregate fees billed for the audit of the Company’s consolidated and annual financial statements and reviews of interim financial statements. “Audit-related fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit (especially audit of employee benefit plans and pension schemes). “Tax fees” are fees billed for services associated with tax compliance, tax advice and tax consulting.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Treasury Stock

     In the shareholders meeting at June 16, 2004 the shareholders authorized the Company to acquire treasury stock through December 15, 2005. The number of ordinary shares that may be repurchased (subject to statutory limitation) is limited up to a maximum of 10% of all issued shares. No amounts were repurchased pursuant to this of December 31, 2004.

Treasury stock, amounting to approximately € 2.4 million, was repurchased in 2003 and includes 100,076 ordinary shares valued at cost. This share buy-back program was authorized by the shareholders in the annual shareholders’ meeting at June 11, 2002 and expired in December 2003.

PART III

Item 17.    Financial Statements.

     Not applicable.

Item 18.    Financial Statements.

     See pages F-1 through F-30, incorporated by reference.

Item 19.    Exhibits

Documents filed as exhibits to this Report:

1.1	Articles of Association (Satzung) of the Company, as amended to the date hereof (English translation included), incorporated herein by reference to Exhibit 1.1 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 19, 2002.

1.2	Internal Rules of Procedure (Geschäftsordnung) of the Company (English translation included), incorporated herein by reference to Exhibit 1.2 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.1	Amended and Restated Deposit Agreement, dated as of July 15, 1998, among the Company, the Bank of New York, as Depositary, and each Holder and Beneficial Owner from time to time of American Depositary Receipts issued thereunder, including therein a form of American Depositary Receipt representing the American Depositary Shares registered, incorporated herein by reference to Exhibit (a) to Post-Effective Amendment No. 2 to the Form F-6 Registration Statement of the Company and The Bank of New York as Depositary, filed with the U.S. Securities and Exchange Commission on July 10, 1998.

2.2	Form of Certificate of Ordinary Shares, without nominal value (English translation included) incorporated herein by reference to Exhibit 2.2 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.3	Terms of Issuance of Convertible Bonds issued in 1996 (English version), incorporated herein by reference to Exhibit 2.3 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.4	Terms of Issuance of Convertible Bonds issued in 2000 (English version), incorporated herein by reference to Exhibit 2.4 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.5	Terms of Issuance of Convertible Bonds issued in 2002 (English version), incorporated herein by reference to Exhibit 2.5 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 25, 2003.

2.6	“German Corporate Governance Code” and incorporation of the Company’s recommendations into its corporate strategy (English version), filed with the U.S. Securities and Exchange Commission on March 24, 2004.

8.1	Significant subsidiaries: Please see part C (Organizational Structure) in Item 4 (Information on the Company).

Documents filed as exhibits to this Report (continued):

12.1	Certification of the Chairman of the Management Board pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with the U.S. Securities and Exchange Commission on March 30, 2005.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with the U.S. Securities and Exchange Commission on March 30, 2005.

13.1	Certification of the Chairman of the Management Board pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed with the U.S. Securities and Exchange Commission on March 30, 2005.

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed with the U.S. Securities and Exchange Commission on March 30, 2005.

99.1	The Company’s “Code of Ethics” (English version), filed with the U.S. Securities and Exchange Commission on March 30, 2005 filed with the U.S. Securities and Exchange Commission on March 30, 2005.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

February 24, 2005

PFEIFFER VACUUM TECHNOLOGY AG

By: /s/ Wolfgang Dondorf

Wolfgang Dondorf
Chief Executive Officer
(Chairman of the Management Board)

PFEIFFER VACUUM TECHNOLOGY AG

By: /s/ Manfred Bender

Manfred Bender
Chief Financial Officer
(Member of the Management Board)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Pfeiffer Vacuum Technology AG:

We have audited the accompanying consolidated balance sheet of Pfeiffer Vacuum Technology AG and subsidiaries as of December 31, 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years ended December 31, 2004 and 2002. These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Pfeiffer Vacuum Technology AG and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG AG
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT

Frankfurt am Main, Germany
February 24, 2005

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of
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

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

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

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany
February 24, 2004

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2004	2003	2002
	€	€	€
	(in thousands, except per share data)
Net sales	156,222	144,018	150,942
Cost of sales	(93,906)	(81,721)	(82,525)

Gross profit	62,316	62,297	68,417
Selling and marketing expenses	(20,021)	(20,941)	(24,162)
General and administrative expenses	(13,960)	(12,950)	(12,241)
Research and development expenses	(10,250)	(8,928)	(10,845)

Operating profit	18,085	19,478	21,169
Interest expense	(83)	(246)	(525)
Interest income	1,247	1,803	2,228
Foreign exchange gain	377	2,142	1,946

Income before income tax	19,626	23,177	24,818
Income taxes:
Current	(6,868)	(11,544)	(7,513)
Deferred	(1,132)	1,113	230

	(8,000)	(10,431)	(7,283)

Net income	11,626	12,746	17,535

Net income per ordinary share and ADR:
Basic	1.34	1.46	1.99

Diluted	1.34	1.46	1.99

See accompanying notes to Consolidated Financial Statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003
	€	€
	(in thousands)
ASSETS
Cash and cash equivalents	44,986	29,432
Trade accounts receivable (Note 3)	18,967	22,224
Other accounts receivable (Note 4)	4,062	2,125
Inventories (Note 5)	14,865	20,360
Investment securities (Note 7)	9,000	—
Prepaid expenses	541	593
Deferred tax assets — net (Note 11)	774	1,016
Other current assets	564	920

TOTAL CURRENT ASSETS	93,759	76,670

Property, plant and equipment (Note 6)	24,098	25,734
Investment securities (Note 7)	1,002	9,000
Prepaid pension cost (Note 13)	2,817	2,819
Deferred tax assets — net (Note 11)	2,328	3,323
Goodwill (Note 8)	—	1,037
Other assets	1,229	1,197

TOTAL NON-CURRENT ASSETS	31,474	43,110

TOTAL ASSETS	125,233	119,780

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable	2,988	4,153
Accrued liabilities (Note 10)	9,645	8,758
Income tax liabilities (Note 11)	5,720	6,643
Customer deposits	1,911	1,051
Other payables	3,365	2,252

TOTAL CURRENT LIABILITIES	23,629	22,857

Convertible bonds (Note 12)	794	845
Accrued pension (Note 13)	1,455	1,041

TOTAL NON-CURRENT LIABILITIES	2,249	1,886

SHAREHOLDERS’ EQUITY (Note 14)
Share capital (no par, €2.56 nominal value, 13,459,350 ordinary shares authorized; 8,790,600 issued and 8,690,524 outstanding at December 31, 2004 and at December 31, 2003)	22,504	22,504
Additional paid-in-capital	2,821	2,821
Retained earnings	79,256	73,713
Accumulated other comprehensive loss	(2,788)	(1,563)
Treasury stock, at cost (100,076 ordinary shares at December 31, 2004 and December 31, 2003)	(2,438)	(2,438)

TOTAL SHAREHOLDERS’ EQUITY	99,355	95,037

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	125,233	119,780

See accompanying notes to Consolidated Financial Statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Accumulated Other Comprehensive Income
		Additional		Minimum	Cumulative	Unrealized		Total
	Share	paid-in	Retained	pension	translation	gain/(loss)	Treasury	shareholders’
	capital	capital	earnings	liability	adjustment	on hedges	stock	equity
	€ in thousands
Balance at January 1, 2002	22,504	2,821	53,258	—	4,628	191	—	83,402
Dividends paid			(4,923)					(4,923)
Bonds converted
Net income			17,535					17,535
Components of other comprehensive income — net of tax of €157 —				(656)	(3,068)	218		(3,506)
Total comprehensive income								14,029

Balance at December 31, 2002	22,504	2,821	65,870	(656)	1,560	409	—	92,508
Dividends paid			(4,903)					(4,903)
Treasury Stock							(2,438)	(2,438)
Net income			12,746					12,746
Components of other comprehensive income — net of tax of €(305) —				592	(3,609)	141		(2,876)
Total comprehensive income								9,870

Balance at December 31, 2003	22,504	2,821	73,713	(64)	(2,049)	550	(2,438)	95,037
Dividends paid			(6,083)					(6,083)
Treasury stock
Net income			11,626					11,626
Components of other comprehensive income — net of tax of €(11) —				(100)	(765)	(360)	—	(1,225)
Total comprehensive income								10,401

Balance at December 31, 2004	22,504	2,821	79,256	(164)	(2,814)	190	(2,438)	99,355

See accompanying notes to Consolidated Financial Statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,
	2004	2003	2002
	€	€	€
	(in thousands)
Cash flow from operating activities:
Net income	11,626	12,746	17,535
Adjustments to reconcile net income to net cash flows from operating activities:
provided by operating activities:
Depreciation	4,868	3,959	4,627
Loss on goodwill impairment	1,037	—	—
Loss (gain) on disposal of fixed assets	7	350	(35)
Change in deferred taxes	1,132	(1,113)	(230)
Provision for doubtful accounts	2,563	824	850
Write down of DVD inventories	5,276	—	—
Effects of changes in operating assets and liabilities:
Trade accounts receivable	451	(2,130)	1,184
Other accounts receivable	(1,940)	1,021	533
Inventories	82	1,480	(881)
Prepaid expenses	51	(65)	603
Other current assets	268	(292)	(560)
Other long-term assets	(303)	(2,894)	90
Accrued pension liabilities	356	4,482	1,789
Pension trust	2	(35,955)	—
Trade and other accounts payable	(48)	746	(1,785)
Income tax liabilities	(926)	4,435	(3,112)
Accrued other liabilities	958	(181)	(1,097)
Customer deposits	850	(859)	90

Net cash provided by (used in) operating activities	26,310	(13,446)	19,601

Cash flow from investing activities:
Proceeds from disposals of fixed assets	161	165	194
Capital expenditures	(3,400)	(1,917)	(2,632)
Purchase of investment securities	(1,002)	(9,000)	—
Acquisition of business assets	—	—	(2,403)

Net cash used in investing activities	(4,241)	(10,752)	(4,841)

Cash flow from financing activities:
Repayments of borrowings	—	(9,037)	(1,291)
Dividend payment	(6,083)	(4,903)	(4,923)
Bonds payable issuance (repayments)	—	(12)	103
Purchase of treasury stock	—	(2,438)	—

Net cash used in financing activities	(6,083)	(16,390)	(6,111)

Effects of foreign exchange rate changes on cash and cash equivalents	(432)	(2,244)	(1,420)

Net increase (decrease) in cash and cash equivalents	15,554	(42,832)	7,229

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF CASH FLOW
-CONTINUED-

	Year ended December 31,
	2004	2003	2002
	€	€	€
	(in thousands)
Net increase (decrease) in cash and cash equivalents	15,554	(42,832)	7,229
Cash and cash equivalents at beginning of year	29,432	72,264	65,035

Cash and cash equivalents at end of year	44,986	29,432	72,264

Non-cash transactions:
Convertible bonds and employee loans	(51)	(154)	448

Supplemental disclosures:
Cash paid for interest	79	170	453

Cash paid for taxes	9,663	6,719	7,033

See accompanying notes to Consolidated Financial Statements.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company and Basis of Presentation

     Pfeiffer Vacuum is a full-line manufacturer in the vacuum technology business offering solutions for a variety of customer applications relating to the generation, control and measurement of vacuum. The products developed and manufactured at the production facility in Asslar, Germany, include turbomolecular pumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations as well as customized vacuum systems and vacuum components. Systems include the so called DVD business, a business unit that developed and produced manufacturing lines for digital versatile discs and which is discontinued in January 2005.

Pfeiffer Vacuum distributes its products through a network of its own sales offices and subsidiaries as well as independent marketing agents. Moreover, there are service support centers in most major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.

The Consolidated Financial Statements of Pfeiffer Vacuum Technology AG and its subsidiaries (“the Company” or “Pfeiffer Vacuum”) have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP).

Pfeiffer Vacuum presents its Consolidated Financial Statements in euros (€).

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

Use of Estimates

     The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the amounts of assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period that are reported in the financial statements and accompanying notes. These estimates and assumptions could differ from the actual results.

Reclassifications

     Certain prior-year amounts have been reclassified to provide comparability with the presentation of the current year financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation

     The financial statements of the Company’s foreign subsidiaries have been translated into euros (€) in accordance with Statement of Financial Accounting Standards (“SFAS)” No. 52, “Foreign Currency Translation”. The functional currency of all of the Company’s foreign subsidiaries is the applicable local currency in which that entity conducts its business. When translating foreign functional currency financial statements, year-end exchange rates are applied to the assets and liabilities, while average annual exchange rates are applied to income statement accounts. The resulting translation adjustments are recorded as accumulated other comprehensive income (loss) .

Foreign currency transaction gains and losses are reported as a separate line item in the income statement.

The exchange rates of the significant foreign currencies used in preparation of the financial statements were:

		Exchange rate at December 31,		Annual average exchange rate
		2004	2003	2004	2003	2002
		€1=	€1=	€1=	€1=	€1=
U.S.A.	USD	1.36400	1.26100	1.24335	1.13087	0.94486
Great Britain	GBP	0.70710	0.70700	0.67869	0.69185	0.62877
Switzerland	CHF	1.54370	1.55900	1.54415	1.52064	1.46714
Sweden	SEK	9.02000	9.07100	9.12603	9.12279	9.15949

Revenue Recognition

     Revenue for product sales is recognized when persuasive evidence of an agreement exists, delivery has occurred, the price is fixed or determinable and collection of the related receivable is reasonably assured. If product sales are subject to customer acceptance, revenues are not recognized until customer acceptance has occurred. For product sales which require the Company to install the product at the customer location, revenue is recognized when the equipment has been delivered to and installed at the customer location, provided the product sale does not qualify for separation from the service element and recognition of revenue upon delivery of the product. For contracts including multiple deliverables meeting the separation criteria of Emerging Issues Task Force (“EITF”) No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” the Company allocates the total arrangement consideration to each separate unit of accounting based on the relative fair values of the deliverables in each unit of accounting and recognizes revenue based on the Company’s revenue recognition policy applicable to each separate unit of accounting.

Revenues from services are recognized when the underlying services are performed.

Warranty accruals are established in the period in which the related product revenue is recognized. Management’s estimates are primarily based on an assessment of specific exposure and historical experience by product type.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Shipping and Handling Costs

     The Company incurred shipping and handling costs amounting to € 2.9 million, which are included in cost of sales.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Trade Accounts Receivable

     Trade accounts receivable are recorded at the invoiced amount and typically do not bear interest. The Company continually assesses the adequacy of the allowance for doubtful accounts receivable and makes adjustments as appropriate based on both specific identification and aging distribution of receivables. The Company writes off accounts only after all means of collection have been exhausted.

Investment Securities

     Debt securities which the Company has the ability and positive intent to hold to maturity are carried at amortized cost. Investments and maturities of less than one year are classified as current.

Derivatives and Hedging Transactions

     The Company recognizes derivative financial instruments either as assets or liabilities at their fair values. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized through current income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the underlying transaction are either offset against changes in the fair value of the hedging instrument in current income or changes in the fair value of the derivative are recognized in other comprehensive income until the hedged item is recognized in income.

The accounting of derivative instruments is based upon the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. Pfeiffer Vacuum formally designates and documents the financial instruments as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings. The Company does not engage in speculative hedging for investment purposes. The maturities for all forward contracts are aligned with the date the sales are anticipated to occur.

Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property, Plant and Equipment

     Property, plant and equipment are stated at cost and depreciated over the estimated useful lives of the assets on a straight-line basis. The following useful lives are used:

Buildings	20-50 years
Machinery and equipment	3-15 years

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators exist, the Company performs the required analyses and records impairment charges in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Repair and maintenance costs are expensed as incurred.

Goodwill and Other Intangible Assets

     Effective January 1, 2002, goodwill and intangible assets other than goodwill which are determined to have indefinite useful lives are no longer amortized but are subject to impairment analyses annually or if an event occurs or circumstances indicate the carrying amount may be impaired. Goodwill impairment testing is performed at the reporting unit level. The fair value of each reporting unit is determined using a discounted cash flow analyses and compared to the carrying value. If the carrying value exceeds the fair value, then a possible goodwill impairment exists and further evaluation is required. Arising impairment charges are recorded in the income statement.

The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years.

Accounting for Stock-Based Compensation

     The Company applies the intrinsic value-based method in accordance with Accounting Principle Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” for its stock-based compensation plans. Under APB Opinion No. 25, compensation expense is recorded on the measurement date only if the current market price of the underlying stock exceeds the exercise price (see note 12).

Pensions

     The measurement of pensions is based upon the projected unit credit method in accordance with SFAS No. 87, ''Employers’ Accounting for Pensions’’. As permitted under SFAS No. 87 changes in the amount of either the projected benefit obligation (for pension plans) or plan assets resulting from experience different than that assumed and from changes in assumptions can result in gains and losses not yet recognized in the Company’s Consolidated Financial Statements. The expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the fair value or market-related value of plan assets.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In December 2003, the FASB issued SFAS No. 132, “Employers’ Disclosure about Pensions and Other Postretirement Benefits — an amendment of FASB No. 87, 88, and 106,” which requires additional disclosures about the Company’s defined benefit plans and other post-retirement obligations, plan assets, net costs, and net cash flows. For non-U.S. plans, adoption is permitted for fiscal years ending after June 15, 2004. The adoption of SFAS No. 132 had no material impact on the Company’s Consolidated Financial Statements.

Research and Development

     All research and development costs are expensed as incurred, which in 2004 includes € 1.1 million in impairment charges on research and development machinery and € 0.2 million in DVD business related termination benefits.

Advertising

     All advertising and promotional costs amounting to € 1.7 million are expensed as incurred.

Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry-forwards. The effect of a change in tax laws on deferred tax assets and liabilities is recognized in the results of operations in the period in which the new tax rates are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Adoption of New Accounting Rules

     On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends SFAS No. 95, “Statement of Cash Flows”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) must be adopted in the first interim or annual period beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company plans to adopt SFAS No. 123(R) on July 1, 2005 using the modified-retrospective method, restating only the prior interim periods of 2005.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will not have a significant impact on the Company’s result of operations, and it will have no impact on its overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted exactly at this time because it will depend on levels of share-based payments granted in the future.

However, had Pfeiffer Vacuum adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 12 to its Consolidated Financial Statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they will depend upon, among other things, when employees exercise stock options), the amounts of operating cash flows recognized in prior periods for such excess tax deduction were K€ 475, K€ 678, and K€ 790 in 2004, 2003 and 2002, respectively.

In December 2003, the FASB issued FIN 46R, “Consolidation of Variable Interest Entities,” which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” which was issued in January 2003. The provisions of FIN 46R had to be applied to special-purpose entities as of December 31, 2003, and to all other entities as of March 31, 2004. The Company does not hold variable interests in special-purpose entities. The adoption of FIN 46R did not have any impact on the Company’s Consolidated Financial Statements.

3.	Trade Accounts Receivable

Trade accounts receivable consist of the following:

	December 31,
	2004	2003
	(€ in thousands)
Trade accounts receivable	21,838	23,977
Allowance for doubtful accounts	(2,871)	(1,753)

Total trade accounts receivable — net	18,967	22,224

The Company provides credit in connection with its normal course of business to a wide variety of customers. The Company performs ongoing credit evaluations of its customers and establishes allowances for identified credit risks. The trade accounts receivable have a remaining term of less than one year.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary of activity in the allowance for doubtful accounts:

	Year ended December, 31
	2004	2003	2002
	(€ in thousands)
Balance at beginning of year	1,753	1,738	1,160
Provisions	2,563	824	850
Collections on previously reserved accounts	(1,147)	(576)	(240)
Accounts written off	(298)	(233)	(32)

Balance at end of year	2,871	1,753	1,738

At December 31, 2004, € 1.8 million of the allowance for doubtful accounts related to collectibility issues in the Germany operating segment, specifically to DVD business.

4.	Other Accounts Receivable

     Other accounts receivable primarily consist of income taxes receivable from the German tax authorities in the amount of approximately € 3.0 million for overpaid income taxes, and VAT claims in the amount of approximately € 0.6 million.

5.	Inventories

Inventories consist of the following:

	December 31,
	2004	2003
	(€ in thousands)
Raw materials	7,021	7,648
Work-in-process	9,992	8,848
Finished products	8,876	8,749
Reserves	(11,024)	(4,885)

Total inventories — net	14,865	20,360

Summary of activity in the inventory reserves:

	Year ended December, 31
	2004	2003	2002
	(€ in thousands)
Balance at beginning of year	4,885	5,194	4,726
Provisions	6,608	336	1,567
Inventory written off	(469)	(645)	(1,099)

Balance at end of year	11,024	4,885	5,194

At December 31, 2004, approximately 5.3 million of inventory reserves related to the withdrawal of the DVD business.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2004	2003
	(€ in thousands)
Land	980	980
Software	2,725	2,609
Machinery and equipment	41,551	42,432
Buildings and improvements	29,617	29,619

Total property, plant and equipment — at cost	74,873	75,640
Accumulated depreciation	(50,775)	(49,906)

Total property, plant and equipment — net	24,098	25,734

In 2004 the Company recorded impairment charges of approximately € 1.4 million related to its withdrawal from DVD business, which is part of the segment Germany. The fair market value of these assets was determined by a third party consultant with industrial machinery expertise based on prices for similar assets. Amortization expense related to the Software amounted to K€ 192 in 2004 and K€ 211 in 2003 and accumulated amortization at December 31, 2004 and 2003 was K€ 2,450 and K€ 2,387, respectively.

7.	Investment Securities

Investment securities consist of the following:

	December 31,
	2004			2003
	(€ in thousands)
			Unrealized			Unrealized
	Amortized	Fair	Holding	Amortized	Fair	Holding
	cost	value	Loss	cost	value	Loss
Current
Investment Securities	9,000	8,982	18	—	—	—
Non-current
Investment Securities	1,002	1,000	2	9,000	8,705	295

Total Investment Securities	10,002	9,982	20	9,000	8,705	295

The Company considers these impairments to be temporary given short duration of the respective declines in value and because no facts or circumstances have indicated that such declines are other than temporary. The Company expects the repayment of its investment security amounting to € 9.0 million according to the notes of investment by the issuer through 2005 and reclassified it from non-current to current.

8.	Goodwill

     In 2004, the Company recorded goodwill impairment charges in the amount of approximately € 1.0 million due to the impairment of its capitalized goodwill.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Long-Term Debt

     The Company has no long-term debt as of December 31, 2004.

Pfeiffer Vacuum and its subsidiaries have various lines of credit available for operating purposes in the amount of approximately € 11.8 million (2003: € 12.3 million). For guaranty commitments an amount of € 0.9 million (2003: € 0.8 million) is drawn on these credit lines as of December 31, 2004.

10.	Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2004	2003
	(€ in thousands)
Warranty	2,993	3,625
Employee-related expenses	5,912	4,492
Other	740	641

	9,645	8,758

Employee related costs primarily include accruals for vacation pay, bonuses, accrued overtime and service anniversary awards.

Warranty provisions consist of the following:

	Year ended December 31,
	2004	2003	2002
	(€ in thousands)
Balance at beginning of year	3,625	3,774	4,351
Provisions	1,346	2,555	2,218
Utilization	(864)	(2,070)	(2,031)
Releases	(1,114)	(634)	(764)

Balance at end of year	2,993	3,625	3,774

11.	Income Taxes

     Under current German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax, that amount to a combined tax rate of 37.9% for the German companies for the year 2004, 39.5% for the year 2003 and 38.9% for 2002.

Effective January 1, 2002, a corporation and trade tax entity with corresponding profit and loss transfer agreements was established for the consolidated German companies.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Income before income tax for the years ended December 31, 2004, 2003 and 2002 was taxable in the following jurisdictions:

	Year ended December 31,
	2004	2003	2002
	(€ in thousands)
Germany	12,334	12,868	18,048
Outside Germany	7,292	10,309	6,770

	19,626	23,177	24,818

The components of the provision for income taxes are as follows:

	Year ended December 31,
	2004	2003	2002
	(€ in thousands)
Current
Germany	4,464	8,783	4,679
Outside Germany	2,404	2,761	2,834

	6,868	11,544	7,513

Deferred
Germany	754	(800)	420
Outside Germany	378	(313)	(650)

	1,132	(1,113)	(230)

Provision for income taxes	8,000	10,431	7,283

The Company’s net deferred tax assets were as follows:

	December 31,
	2004	2003
	(€ in thousands)
Deferred tax assets:
Pensions	2,029	2,966
Inventory	607	430
Intangible assets	400	518
Tax loss carry forward	207	532
Derivatives	—	348
Other	285	349

	3,528	5,143

Deferred tax liabilities:
Property, plant and equipment	308	693
Derivatives	116	—
Other	2	111

	426	804

Deferred tax assets, net	3,102	4,339

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Net deferred income tax assets and liabilities in the consolidated balance sheet:

	December 31,
	2004	2003	2004	2003
	(€ in thousands)
	Long-term		Short-term
Deferred tax assets, net	2,636	4,016	892	1,127
Deferred tax liabilities, net	(308)	(693)	(118)	(111)

Deferred tax assets, net	2,328	3,323	774	1,016

Reconciliation of income taxes determined using the statutory rate to actual income taxes provided:

	Year ended December 31,
	2004	2003	2002
	(€ in thousands)
Income tax expenses at German statutory rate	7,432	9,146	9,648
Higher (lower) foreign tax rates	(78)	(507)	149
Loss carry forwards of a non-German subsidiary	(325)	532	—
Tax credit on distributed earnings	—	—	(865)
Taxes due to new legislation on distributed earnings in prior years	—	865	—
Taxes due to dividend payments	11	336	—
Tax debits/credits due to tax filings in prior years	(24)	(3)	(449)
Lower German tax rate due to change to unified tax structure	—	—	(1,023)
Impairment of Goodwill	393	—	—
Non-deductible expenses	281	245	206
Other	310	(183)	(383)

Provision for income taxes	8,000	10,431	7,283

As of December 31, 2004, the Company had net operating loss carry forwards of a non-German subsidiary amounting to € 0.8 million which may be used to offset future taxable income and will expire if not used by 2008.

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

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Beginning 2004, the Company was subject to a tax audit of the German tax authorities. This tax audit is still not finalized. Pfeiffer Vacuum does not expect material effects from the outcome on its Consolidated Financial Statements.

12.	Stock-Based Compensation

Employee Participation Program, Term: 2000 through 2005

     Within the scope of an employee participation program, in July 2000 the Company issued 4,400 convertible bonds having an aggregate principal amount of € 0.6 million to members of management and salaried employees of the Company in Germany and other countries.

The conversion feature entitles the bearer to convert each bond into 50 no-par ordinary shares of the Company. The conversion price is based upon 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to the resolution by the management board to issue the convertible bonds. Accordingly, the conversion price for the July 2000 issue was set at € 48.03 per share. There were 120,000 option shares, relating to convertible bonds for the 2000 issue outstanding at December 31, 2004, and December 31, 2003. Fair value at the date of grant was € 10.64 per ordinary share option. Beginning in July 2002, each holder of convertible bonds could convert up to 30% of such bonds to ordinary shares, in July 2003 up to 60% and in July 2004 up to 100%. The final conversion date is December 9, 2005. Conversion is only possible during specific periods of time.

The convertible bonds bear interest at 6% p.a. and are redeemable at their principal amount on December 10, 2005, unless previously converted or called. The bonds may be called by the Company at their principal amount upon termination of employment. Employees were given the opportunity of financing the purchase of the convertible bonds through interest-bearing employee loans. These loans bear interest at the same fixed rate as the bonds, have identical terms, are classified as other non-current assets in the balance sheet and are repayable upon conversion of the bonds or if the bonds are called by the Company upon termination of employment. There is a right of setoff for both principal and interest between the loan and the bond. Employee loans granted under this program amounted to € 230,400 as of December 31, 2004.

As of December 31, 2004, employees had returned 2,000 of these convertible bonds having an aggregate principal value of € 256,000 and repaid the corresponding employee loans.

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

The conversion feature entitles the bearer to convert each bond into 50 no-par ordinary shares of the Company. The conversion price is based upon 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to issuance. The conversion price for the July 2002 issue was set at € 42.86 per share. There were 190,000 and 210,000 option shares, relating to the convertible bonds for the 2002 issue outstanding at December 31, 2004, and December 31, 2003, respectively. Fair value at the date of grant was € 10.35 per ordinary share option. Each holder of convertible bonds can convert up to 30% of such bonds to ordinary shares subsequent to the Annual Shareholders Meeting in 2004, up to 60% following the Annual Shareholders Meeting in 2005 and up to 100% following the Annual Shareholders Meeting in 2006. The final conversion date is December 9, 2007. Conversion is only possible during specific periods of time.

The convertible bonds bear interest at 6% p.a. and are redeemable at their principal amount on December 10, 2007, unless previously converted or called. The bonds may be called by the Company at their principal amount upon termination of employment. Employees were given the opportunity of financing the purchase of the convertible bonds through interest-bearing employee loans. These loans bear interest at the same fixed rate as the bonds, have identical terms, are classified as other non-current assets in the balance sheet and are repayable upon conversion of the bonds or if the bonds are called by the Company upon termination of employment. There is a right of setoff for both principal and interest between the loan and the bond. Employee loans granted under this program amounted to € 352,000 as of December 31, 2004.

As of December 31, 2004, employees had returned 800 of these convertible bonds having an aggregate principal value of € 102,400 and repaid the corresponding employee loans.

Summary of option shares related to the convertible bonds:

		Weighted Average
	Number of	Exercise Price per
	Shares	Share
Convertible shares outstanding at January 1, 2002	220,000	48.03
Granted	230,000	42.86
Exercised	—	—
Forfeited	(55,000)	46.62

Convertible shares outstanding at December 31, 2002	395,000	45.22
Granted	—	—
Exercised	—	—
Forfeited	(65,000)	47.63

Convertible shares outstanding at December 31, 2003	330,000	44.74
Granted	—	—
Exercised	—	—
Forfeited	(20,000)	42.86

Convertible shares outstanding at December 31, 2004	310,000	44.86

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

177,000 and 72,000 option shares were exercisable at December 31, 2004 and 2003, respectively. The Company did not recognize any compensation expense for the stock-based compensation awards in the years 2004, 2003 and 2002.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions being used for grants in 2002 and 2000: Risk-free interest rates ranging from 4% to 5%; expected lives ranging from 4.5 to 6 years; expected dividend yield of 1% to 2%; and expected volatility ranging from 30% to 40%.

SFAS No. 123 requires disclosure of pro forma information regarding net income and net income per share as if the Company had accounted for its stock-based compensation to employees using the fair value method. For pro forma purposes using the fair value method, the Company’s net income would have been K€ 10,948 (2003: K€ 11,721) and net income per share would have been € 1.26 (2003: € 1.34.)

13.    Pension Benefits and Similar Obligations

     Most employees in Germany, the United States of America, the Netherlands and Belgium are entitled to receive pension benefits from the Company, which are covered by defined benefit plans in their respective countries. In the United States, the Company had established a pension fund for all employees and a supplemental pension fund for executives (SERP), a non-qualified, non-funded pension plan for certain officers. In Germany, the Company sponsors two pension plans covering most employees. Consistent with German requirements and practice, the Company’s German plans traditionally were unfunded. In the year 2003, the Company established Pfeiffer Vacuum Trust e.V. (“the Trust”) to fund its pension plans. The Trust is an independent, bankruptcy-protected, separate legal entity whose sole purpose is to act in a fiduciary capacity as trustee for the assets held and has invested the contributions in a mutual fund managed by an unrelated third party. The pursued target allocation consists of equities (up to 30%) and of fixed-income securities and cash (at least 70%).

Total pension expense for all plans included the following components:

	Year ended December 31,
	2004	2003	2002
	(€ in thousands)
Service cost	923	970	902
Interest cost	2,164	2,163	2,123
Expected return on assets	(2,081)	(73)	(97)
Amortization of:
Unrecognized net actuarial (gains) losses	21	46	1
Unrecognized prior service cost	73	77	79
Other	21	—	1

Pension cost, net	1,121	3,183	3,009

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the funded status and amount recognized in the Consolidated Financial Statements for all defined benefit pension plans:

	December 31,
	2004	2003
	(€ in thousands)
Change in benefit obligation
Beginning projected benefit obligation	39,870	38,012
Service cost	923	970
Interest cost	2,164	2,163
Benefit payments	(1,614)	(1,479)
(Gains)/losses	3,286	(1,223)
Other	—	1,863
Impact of foreign currency exchange rate differences	(141)	(436)

Ending projected benefit obligation	44,488	39,870

Accumulated Benefit Obligation	40,329	36,142

Change in plan assets
Fair value at beginning of year	38,229	989
Return on plan assets	2,235	171
Company contributions	1,087	36,099
Benefits paid	(1,614)	(41)
Other	—	1,204
Impact of foreign currency exchange rate differences	(101)	(193)

Fair value at end of year	39,836	38,229

Funded status of plans (underfunded)	(4,652)	(1,641)
Unrecognized actuarial (gain)/loss	6,035	2,963
Unrecognized prior service cost	219	292
Unrecognized transition obligation	249	276

Prepaid (accrued) pension cost, net	1,851	1,890

	December 31,
	2004	2003
	(€ in thousands)
Amounts recognized in balance sheets
Intangible assets — minimum pension liability	220	6
Accrued pension	(1,455)	(1,041)
Prepaid pension costs	2,817	2,819
Other comprehensive income — minimum pension liability	269	106

Net amount recognized in balance sheets	1,851	1,890

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Significant actuarial assumptions used:

	December 31,
	2004	2003	2002
Germany
Weighted average discount rate	5.00%	5.50%	5.75%
Rates of increase in compensation levels	2.75%	2.75%	3.00%
Expected long-term rate of return on assets	5.50%	5.50%	N/A
United States, Netherlands and Belgium
Weighted average discount rate	5.00 - 6.25%	4.75 - 6.25%	6.75%
Rates of increase in compensation levels	3.00%	3.00%	3.50%
Expected long-term rate of return on assets	4.50 - 7.50%	4.50 - 7.50%	8.50%

The measurement date used to determine pension benefits is December 31.

The Company’s expected long-term rate of return on assets is based on premium corporate bonds and the appreciation of shares held by the trust.

Projected future benefit payments to retired employees of the German operations by Pfeiffer Vacuum Trust e.V.:

Year	€ in thousands
2005	1,607
2006	1,707
2007	1,878
2008	2,013
2009	2,106

9,311

Composition of plan assets:

	December 31,
	2004		2003
	(€ in thousands)%		(€ in thousands)%
Equity securities	2,947	7.4	636	1.7
Fixed-income securities	32,580	81.8	126	0.3
Fund shares	—	—	240	0.6
Cash and cash equivalents	2,600	6.5	36,007	94.2
Other	1,709	4.3	1,220	3.2

	39,836	100.0	38,229	100.0

Defined Contribution Plans

     Employees of the Company in certain other countries are covered by defined contribution plans. Generally, contributions are based upon a percentage of the employee’s wages or salaries. The costs of these plans charged to operations amounted to K€ 636 for 2004, K€ 642 for 2003 and K€ 620 for 2002.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.    Shareholders’ Equity

Treasury Stock

     At the Annual Shareholders’ Meeting on June 16, 2004, the shareholders authorized the Company to acquire treasury stock. The number of ordinary shares that may be repurchased (subject to statutory limitation) is limited to a maximum of 10% of all issued shares. No amounts were repurchased pursuant to this as of December 31, 2004.

Treasury stock, amounting to approximately € 2.4 million, was repurchased in 2003 and includes 100,076 ordinary shares valued at cost.

Dividend restriction

     Under German law, dividends are payable only out of unappropriated retained earnings as reported in the unconsolidated parent-only financial statements of Pfeiffer Vacuum Technology AG, prepared in accordance with German accounting principles. As of December 31, 2004, a total of € 38.3 million was reported as retained earnings under German law.

At the annual shareholders meeting, the management and supervisory boards will propose that the shareholders participate in the Company’s success in the form of a dividend in the amount of € 0.40 per share (2003: € 0.40). In addition, a bonus dividend in the amount of € 0.50 per share (2003: € 0.30) will be proposed in order to distribute a portion of the Company’s cash assets to its shareholders.

Accumulated Other Comprehensive Income

     Accumulated other comprehensive income consists of the following:

	Minimum	Currency	Unrealized
	Pension	Translation	Gain/(Loss)
	Liability	Adjustment	on Hedges	Total
December 31, 2004
Before tax	(269)	(2,814)	306	(2,777)
Tax impact	105	—	(116)	(11)

Net amount	(164)	(2,814)	190	(2,788)

December 31, 2003
Before tax	(107)	(2,049)	898	(1,258)
Tax impact	43	—	(348)	(305)

Net amount	(64)	(2,049)	550	(1,563)

December 31, 2002
Before tax	(1,074)	1,560	670	1,156
Tax impact	418	—	(261)	157

Net amount	(656)	1,560	409	1,313

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.    Commitments and Contingencies

     The Company has entered into leases and maintenance agreements which expire at various dates, some of which are renewable. Certain of these agreements contain rent escalation clauses. The table below presents the maximum amount of the contractual commitments as of December 31, 2004, classified by the periods in which the contingent liabilities or commitments expire:

Lease and Maintenance Contracts

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	€ in thousands
Operating leases	4,491	1,680	1,806	620	385
Maintenance contracts	50	34	16	—	—

Total contractual obligations	4,541	1,714	1,822	620	385

Rental expenses amounted to € 1.5 million for the year 2004, € 1.6 million for the year 2003 and € 1.7 million for the year 2002.

The Company did not have capital lease obligations in the years 2004, 2003 or 2002.

As of December 31, 2004, the Company’s exposure under guarantees amounted to K€ 90 (2003: K€ 91, 2002: K€ 123). These guarantees relate to residential rentals. The terms of the guarantees are unlimited; as a general rule, they are called upon termination of the individual rental leases.

16.    Segment Information

     The Company’s business operations include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments as well as vacuum systems. The subsidiaries in the individual countries are independent legal entities with their own management which distribute the products and provide services. Accordingly, the Company identifies its operating segments geographically. Due to the similarity of their economic characteristics including nature of products sold, type of customers, methods of product distribution and economic environment, the Company aggregates its European subsidiaries outside Germany into one reportable segment, “Europe (excluding Germany).”

The Company evaluates the success and performance of each segment on the basis of its income before income tax. The accounting principles used in regional reporting are identical to those described in Note 2.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     Summary information relating to the Company’s geographic locations:

	Year ended December 31,
	2004	2003	2002
	(€ in thousands)
Net Sales
Germany
Third party	72,295	65,974	68,219
Intercompany	49,604	42,466	45,975

	121,899	108,440	114,194
Europe (excluding Germany)	46,468	46,774	44,655
United States	33,316	32,870	35,936
Rest of World	4,931	3,557	3,999

	206,614	191,641	198,784

Intercompany eliminations	(50,392)	(47,623)	(47,842)

Total	156,222	144,018	150,942

	Year ended December 31,
	2004	2003	2002
	(€ in thousands)
Operating Profit
Germany	10,951	13,762	13,797
Europe (excluding Germany)	3,920	6,103	2,674
United States	2,657	4,148	3,412
Rest of World	487	406	771

	18,015	24,419	20,654
Intercompany eliminations	70	(4,941)	515

Total	18,085	19,478	21,169

Corporate Items
Interest income — net	1,164	1,557	1,703
Foreign exchange gain	377	2,142	1,946

Income before income tax	19,626	23,177	24,818

	December 31,
	2004	2003
	(€ in thousands)
Total Assets
Germany	85,978	84,694
Europe (excluding Germany)	21,306	19,633
United States	15,626	13,442
Rest of World	2,323	2,011

Total	125,233	119,780

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary information relating to the Company’s long-lived assets, capital expenditures and depreciation and amortization by geographical area:

	December 31,
	2004	2003
	(€ in thousands)
Long-lived Assets:
Germany	23,122	24,690
Europe (excluding Germany)	777	771
United States	56	86
Rest of World	143	187

Total	24,098	25,734

	Year ended December 31,
	2004	2003	2002
	(€ in thousands)
Capital Expenditures:
Germany	2,861	1,501	2,194
Europe (excluding Germany)	437	328	392
United States	9	30	—
Rest of World	93	58	46

Total	3,400	1,917	2,632

	Year ended December 31,
	2004	2003	2002
	(€ in thousands)
Depreciation and Amortization:
Germany	4,350	3,217	3,516
Europe (excluding Germany)	408	518	840
United States	35	162	198
Rest of World	75	62	73

Total	4,868	3,959	4,627

Sales by product are as follows:

	Year ended December 31,
	2004	2003	2002
	(€ in thousands)
Sales by Product:
Turbo pumps	59,447	53,571	56,698
Measurement and analyses equipment, components	42,529	35,218	41,728
Service	25,011	25,931	26,145
Backing pumps	19,732	18,040	19,312
Systems	9,503	11,258	7,059

Total	156,222	144,018	150,942

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.    Financial Instruments

Fair value

     The carrying amounts of financial instruments such as cash and cash equivalents, current accounts receivable and payable, approximate their fair value due to the short-term maturities of these instruments.

Foreign Currency Exchange Hedging

     Approximately 38% of the Company’s net sales are denominated in currencies other than the euro. The Company enters into foreign currency forward contracts and options to hedge the exposure of its forecasted sales against currency fluctuations, primarily in U.S. dollars. Pfeiffer Vacuum recognizes derivative financial instruments either as assets or liabilities at their fair values. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized through current income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the underlying transaction are either offset against changes in the fair value hedging instrument in current income or changes in the fair value of the derivative are recognized in stockholders’ equity as a component of other comprehensive income/loss, net of applicable taxes, until the hedged item is recognized in income.

The accounting of derivative instruments is based upon the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. Pfeiffer Vacuum formally designates and documents the financial instruments as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings.

The Company does not engage in speculative hedging for investment purposes. The maturities for all forward contracts are aligned with the date the sales are anticipated to occur. As of December 31, 2004 and December 31, 2003, no contracts held by the Company had a maturity date greater than one year.

The Company’s contracts are marked to market at period end using quoted forward rates. The fair values recorded in other assets for the periods ended December 31, 2004, and December 31, 2003, were K€ 551 and K€ 898, respectively, and recognized a gain of K€ 190 and K€ 550, respectively, in 2004 and 2003 net of income tax effect of K€ 116 and K€ 348, in other comprehensive income.

As of December 31, 2004 and 2003, the notional amounts of the forward contracts were € 15.4 million and € 7.7 million, respectively. All realized gains and losses upon settlement of foreign currency forward contracts are recorded in the income statement as foreign exchange gains/(losses).

The Company performs ongoing credit evaluations of the parties to these contracts and enters into contracts only with well-established financial institutions.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.    Earnings per Share

The following table presents the computation of basic and diluted earnings per share:

	2004	2003	2002
	Ordinary	Ordinary	Ordinary
	Shares	Shares	Shares
Numerator:
Net income (€ in thousands)	11,626	12,746	17,535

Denominator:
Denominator for basic earnings per share — weighted-average shares	8,690,524	8,750,201	8,790,600
Effect of dilutive securities:
Stock-based compensation (Note 7)	—	—	—

Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	8,690,524	8,750,201	8,790,600

Basic earnings per share (€)	1.34	1.46	1.99

Diluted earnings per share (€)	1.34	1.46	1.99

The stock options granted to employees were antidilutive because the exercise price is higher than the quoted price of the Company’s ordinary shares.

19.    Subsequent Events

     In January 2005, the management board of the Company decided to withdraw from the unprofitable DVD business and recorded in its financial statements for the year ended December 31, 2004 expenses amounting to approximately € 8.9 million (inventories € 5.3 million, long lived assets € 1.4 million, redundancy program € 1.2 million and goodwill € 1.0 million).