Form 20-F
period 2005-12-31
PFEIFFER VACUUM TECHNOLOGY AG
filed 2006-03-23
CIK 1010613

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
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
Ordinary shares, without nominal value                    8,690,524
(as of December 31, 2005)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Accelerated Filer                    ☑

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑

Preliminary Remarks
     These Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) and the regulations of the United States Securities and Exchange Commission (SEC), Washington D.C., U.S.A.
     Unless otherwise specified, the terms “we,” “us,” “our,” “Pfeiffer Vacuum” or “the Company” or “the Group” refers to Pfeiffer Vacuum Technology AG and its consolidated subsidiaries included in this Annual Report, or any more of them, as the context may require.
     Unless express reference is made to a differing presentation, all amounts in our Consolidated Financial Statements are expressed in euros (€).
Forward-Looking Statements
     This Annual Report contains forward-looking statements that reflect our current views about future events. We use the words “anticipate,” assume,” “believe,” estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions to identify forward-looking statements. These statements are subject to certain risks and uncertainties, including:
•	changes in general political, economic or business conditions, especially an economic downturn or slow economic growth in Europe or the United States;

•	changes in currency exchange rates and interest rates;

•	changes in laws, regulations and government policies, particularly those relating to emissions, environmental protections and waste disposals;

•	introduction of competing products and possible lack of acceptance of new products or services;

•	increased competitive pressures which may limit our ability to reduce sales incentives and raise prices;

•	price increases, shortages or supply interruptions of production materials, or labor strikes;

•	other risks and uncertainties, some of which are described in Item 3. “Key information” under the heading “Risk Factors.”
If any of these risks and uncertainties materialize, or if the assumption underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Part I
Item 1.    Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.    Offer Statistics and Expected Timetable
Not applicable.
Item 3.    Key Information
A.    Selected Financial Data
Selected Financial Data
     The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to Pfeiffer Vacuum’s Consolidated Financial Statements and Operating and Financial Review and Prospects included elsewhere in this Annual Report. For further information please see Item 5. “Operating and Financial Review and Prospects” and Item 8. “Financial Information.”
The consolidated statement of income data and balance sheet data have been derived from our Audited Consolidated Financial Statements, prepared in accordance with Accounting Principles Generally Accepted in the United States, which we refer to as U.S. GAAP.

	2005	2004	2003	2002	2001
	€	€	€	€	€
	(in thousands, except per share amounts)
Statement of Income Data
Net sales	159,517	151,512	138,590	150,684	170,140
Gross profit	75,505	72,502	63,197	69,002	74,346
Selling and marketing expenses	(19,877)	(18,973)	(20,394)	(23,944)	(25,650)
General and administrative expenses	(12,408)	(12,524)	(12,153)	(11,569)	(12,018)
Research and development expenses	(6,432)	(6,387)	(6,301)	(7,517)	(8,503)
Operating profit	36,788	34,618	24,349	25,972	28,175
Income from continuing operations before taxes and minority interests	39,337	36,447	28,030	29,620	29,400
Income from continuing operations	23,742	21,814	14,705	20,074	29,400
Loss from discontinued operations, net of tax	(994)	(10,188)	(1,959)	(2,539)	—
Net income	22,748	11,626	12,746	17,535	18,871

Net earnings per share/ADR from:
Continuing operations, basic and diluted	2.73	2.51	1.68	2.28	2.16
Discontinued operations, basic and diluted	(0.11)	(1.17)	(0.22)	(0.29)	—
Net earnings per share/ADR (€)	2.62	1.34	1.46	1.99	2.16

	2005	2004	2003	2002	2001
	€	€	€	€	€
Statement of Income Data (continued)
Dividends declared and paid per Ordinary Share (*)	1.35	0.90	0.70	0.56	0.56
Dividends declared and paid per Ordinary Share in U.S. dollars (*)	$1.60	$1.23	$0.88	$0.59	$0.50

(*)	2005: proposed
We have translated the euro dividend proposed for 2005 into dollars solely for our shareholders’ convenience at an exchange rate of € 1 = $1.1834, the noon buying rate for euros on December 31, 2005. The U.S. dollar amounts for prior years reflect the dollar amounts translated at the noon-buying rate of December 31, of the respective years.
We succeeded in increasing the earnings in our core business of “vacuum pumps” during the past fiscal year. Our management and our supervisory board plan to propose at the annual shareholders’ meeting that the shareholders participate in Pfeiffer Vacuum’s success in the form of a dividend of € 1.35. The dividend will thus be significantly higher than the years before (2004: € 0.90). For additional information on our policy on dividend distribution, please see Item 8. “Financial information.”
In conformity with the tax reform that has been in effect in Germany since January 1, 2001, and to assure comparability of the data, the presentation of the dividend payment per share has been changed from a gross-dividend to a cash-dividend basis.

	2005	2004	2003	2002	2001
	€	€	€	€	€
	(in thousands, except share data)
Balance Sheet Data
Current assets from continuing operations	104,468	92,842	66,445	113,580	115,650
Net current assets of discontinued operations	—	1,862	11,592	8,895	—
Total assets	138,824	125,233	119,780	155,496	150,604
Current liabilities from continuing operations	20,796	22,443	21,962	19,579	26,589
Net current liabilities of discontinued operations	—	1,186	895	907	—
Long term debt	—	—	—	7,746	9,037
Share capital	22,504	22,504	22,504	22,504	22,504
Shareholders’ equity	112,631	99,355	95,037	92,508	83,402

Other Data
Adjusted weighted average number of shares outstanding
— basic	8,690,524	8,690,524	8,750,201	8,790,600	8,719,507
— diluted	8,690,524	8,690,524	8,750,201	8,790,600	8,719,507
Exchange Rate Information
     Fluctuations in the exchange rate between the euro (€) and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADRs on the conversion by the Depositary into U.S. dollars of cash dividends paid in euros on the Ordinary Shares represented by the ADRs.

The table below sets forth, for periods after January 1, 2001, the high, low, average and period-end noon buying rates for the euro expressed as U.S. dollars per € 1.

Year Ended December 31,	High	Low	Average Rate	End of Period
			(*)
2005	$1.3514	$1.1655	$1.2451	$1.1834
2004	1.3640	1.1798	1.2434	1.3640
2003	1.2610	1.0371	1.1309	1.2610
2002	1.0477	0.8600	0.9449	1.0477
2001	0.9548	0.8388	0.8958	0.8820

2005
July	$1.2180	$1.1895	$1.2039	$1.2089
August	1.2464	1.2179	1.2294	1.2195
September	1.2551	1.2019	1.2254	1.2049
October	1.2150	1.1926	1.2019	1.2042
November	1.2059	1.1655	1.1787	1.1773
December	1.2020	1.1699	1.1859	1.1834

2006
January
(through January 31, 2006)	1.2312	1.1831	1.2106	1.2108

(*)	The average of the Noon Buying Rates on the last business day of each full month during the relevant period.
Fluctuations in exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of our ordinary shares on the German Stock Exchange. Accordingly, exchange rate fluctuations are likely to affect the market price of our ADRs on the New York Stock Exchange.

Exchange rate fluctuations may also affect the amount of any cash dividend we pay if a shareholder receives the dividend in U.S. dollars rather than in euros. Please refer to Item 3. “Key Information — Risk Factors” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk,” for information how exchange rate fluctuations affect our business and operations. Please also refer to Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a discussion of the hedging techniques we use to manage our exposure to exchange rate fluctuations.
B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.

D.    Risk Factors
     Within the context of our global operations, naturally we are subject to various risks, which are intrinsically linked with our entrepreneurial activities. In order to be able to specifically deal with these risks, we utilize suitable instruments for identification, analysis and action in our risk management system and evolve these instruments in our individual departments. We have defined the risk areas of risk management within our individual departments and put in place the necessary procedures, early warning and monitoring systems. We take the defined risk factors into consideration in our annual budgeting process and our multiple-year strategic planning. The planning processes are accompanied by comments from the planning and supervising bodies.
Moreover, the strategic planning, budget and current business position are comprehensively deliberated with our supervisory board. Our supervisory board receives detailed monthly overviews of the Company’s financial results, as well as reports from the management board that could be of particular importance with respect to profitability or liquidity. Our supervisory board is involved in the entire risk management process.
General Economic Conditions
     A substantial portion of our sales are generated in Europe and the United States. As a result, an economic weakness or a decline in growth in these markets can have a negative impact on our profitability. A substantial slow-down or decline in demand for our products could have serious effects on our economic and financial positions. In addition, the strong competition that prevails in our market poses the risk of loss of market share and name recognition. In order to limit these market risks, we constantly analyze the environment and the competitive situation. We relativize negative economic changes through measures aimed at adjusting capacities and cost reduction. Ongoing contact and the market intimacy that this brings with it supplies us with important information about the needs of our customers. We utilize the information about technology needs that we gain from the marketplace to enhance our competitive position and name recognition.
Industry and Business
Technological Changes and Introduction of New Products
     The vacuum industry is characterized by ongoing technological change, as well as by enhancements and new developments to its products. A substantial portion of our economic success is dependent upon our ability to continue to market enhanced or new products on a timely basis and at competitive prices. A failure to preserve our technological lead and manufacture adequate new products in the event of substantial technological change or the superiority of a competitor’s product could lead to significant changes with respect to our business operations, financial condition and profitability.
In fiscal 2005, we spent a total of € 6.4 million on research and development, to combat the risk of technology losses and to maintain our high standards of quality. Strict quality controls reduce the risk of quality shortcomings.
Highly Competitive Industry
     We are one of the leading full-line suppliers of vacuum technology and we operate in a highly competitive market. Significant factors that affect competition include product performance, applications support, post-sales service and training, a network of sales and service organizations, pricing and product availability, as well as brand name recognition. Certain of our competitors have greater resources and a broader product line. There can be no absolute assurance that we will be able to continue to increase or maintain our market share or that stronger competition might not have a negative effect on our business operations, financial condition and profitability.
Manufacturing Facility
     All of our manufacturing activities take place in the facility located at our Headquarters in Asslar, Germany. Any extended interruption or impairment of our production capabilities at the Asslar facility would have a material adverse effect on the Company’s business, financial condition and results of operations. We maintain a business interruption insurance to insure us against stoppage primarily due to natural disasters, such as thunderstorm and flood.

Procurement Risk
     The procurement market includes the risk of delivery bottlenecks and the dependence of single suppliers. We examine continuously alternative suppliers and prefer reliable vendors. We attempt to lessen the risk of reduced supply of raw materials including steel and aluminum with long-term framework contracts.
Human Resources Management Risk
     As a high-tech manufacturer we depend on a well trained and educated staff. Losing a main part of our key personnel may lead to serious problems in the factory.
Information Technology Risk
     Risks may arise from malfunctions of our hardware or software and computer crimes, such as hacker or virus attacks aligned with loss of data or system outages. Our internal support team manages this security-sensitive problems with daily backups of all data and implementation of regularly updated virus scanners and firewalls.
International Operations and Legal Risk
     As in the case of all internationally operating enterprises, we are subject to risks with respect to regional economic conditions, differing taxation and legislation, unexpected changes in national regulatory requirements, compliance with import and export conditions, as well as foreign legislation. Furthermore, we have to observe, among other things, foreign import and export licensing requirements, trade restrictions and changes in tariff and freight rates, which can involve material risks. The professional expertise required for assessing the Company’s day-to-day business is provided by our qualified staff. To further minimize risk, we draw upon the assistance of external legal and tax advisors in connection with complex questions and/or out-of-the-ordinary occurrences. No legal disputes are currently pending whose outcome could have a material impact on our financial condition or results of operation.
Financial
Financial and Liquidity Risk
     In what continues to be a tense overall economic situation, financial risks result from the insolvency of customers, in particular. Generally, liquidity risks are the result of the inability to satisfy payment obligations in a timely fashion. We reduce creditworthiness risks, and thus accounts receivable losses, with the aid of a rigorous system of accounts receivable management and by monitoring our customers’ payment patterns. However, our dependence upon individual customers is very limited, as no end customer accounts for more than 5% of our total sales. To steer liquidity, a cash management system is in place between our German companies, which assures the companies a sufficient supply of cash. Overall, we possess sufficient liquid assets to finance our operative business, to cushion negative developments and to continue to grow from within.
Currency Risk
     We prepare our financial reports in euros (€). Approximately 37% of our sales are invoiced in foreign currencies, primarily in U.S. dollars. Our sales, operating profit and cash flows are significantly exposed to changes in exchange rates between the euro and foreign currencies. We utilize foreign currency forward transactions and options to hedge anticipated receipts in foreign currencies against foreign currency exchange fluctuations. Such hedging transactions are restricted to currencies in which we generate substantial sales (primarily U.S. dollars) and are conducted exclusively with well established financial institutions. Pfeiffer Vacuum does not engage in speculative foreign currency forward transactions for investment purposes.

Item 4:    Information on the Company
A.    History and Development of the Company
Organization and History
     Pfeiffer Vacuum Technology AG is domiciled at Berliner Strasse 43, D-35614 Asslar, Germany; telephone: +49-(0)6441-802-0, fax: +49-(0)6441-802-202, http://www.pfeiffer-vacuum.net.
We are a stock corporation (“Aktiengesellschaft”) organized under the laws of the Federal Republic of Germany. We develop, manufacture, sell and service a broad range of vacuum technology products for various applications. Pfeiffer Vacuum was founded in 1890. We had already been active in the vacuum technology industry since the early 20th century, and developed into a leader in vacuum technology with such developments as the turbomolecular pump in 1958. In 1996, the Company was converted from a limited liability company (“Gesellschaft mit beschränkter Haftung”) into a stock corporation (“Aktiengesellschaft”) and listed on the New York Stock Exchange (“NYSE”). A second listing of our common shares on the Frankfurt Stock Exchange has been in effect since April 15, 1998.
Business and Capital Expenditures
     In January 2002, we acquired fixed assets, intangible assets and inventories from the bankruptcy trustee of Multimedia Machinery GmbH for a purchase price of € 2.4 million and hired 45 former employees of Multimedia Machinery GmbH. This acquisition enabled us to expand our activities relating to the development, manufacture and marketing of complete manufacturing lines for the production of prerecorded and rewritable DVDs. The acquired production facility named Pfeiffer Vacuum Systems GmbH and located in Aschaffenburg falls into the operating segment Germany. In the third quarter 2004 we decided to restructure the unprofitable DVD-business. Registered office was relocated from Aschaffenburg, Germany to the Headquarters in Asslar, Germany. After all cost reduction measures proved ineffective, we ceased all activities of the DVD business. The liquidation of this production facility is described in detail in our discussion of restructuring and discontinued operations in Notes 19 “Restructuring” and 20 “Discontinued Operations” to the Consolidated Financial Statements.
Capital expenditures in the year 2005 amounted to € 2.4 million. Within the year 2005 and currently we do not have principal capital expenditures or divestitures in progress. For further information please refer to Note 16 “Segment information” to the Consolidated Financial Statements.
Due to information known by the Company, no public takeover offers by third parties in respect of the Company’s shares or by Pfeiffer Vacuum of other companies’ shares have occurred during the last and current fiscal years.
B.    Business Overview
Introduction
     Pfeiffer Vacuum develops, manufactures, sells and services a broad range of turbomolecular pumps, backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations, as well as customized vacuum systems. Our product portfolio also includes digital pressure gauges, complementary vacuum components and vacuum instruments.
We possess a global sales and service network, comprised of our own sales offices, subsidiaries and exclusive marketing agents. Moreover, there are service support points in all major industrial locations throughout the world. Our primary markets are in Europe, the United States of America and Asia.

Nature of the Company’s Operations and Principal Activities
     Our products are employed in a broad range of commercial and analytical applications. Many products used in daily life can only be manufactured with the aid of a vacuum process. Materials having differing melting points, such as metal and plastic or metal and glass, can only be bonded to one another in a vacuum chamber. Through utilization of vacuum technology, it is possible to reproduce pressure conditions similar to those that exist in space, which are required for the production of numerous high-tech products, such as the fabrication of semiconductors, computer hard disks, optical lenses, architectural glass, coated eyeglass lenses, television tubes, computer monitors, mobile phone displays, CDs and DVDs, incandescent lamps, automotive electronics, automotive headlamps, surface-treated replacement and machine parts, as well as electron microscopes. Moreover, vacuum technology is employed in scientific research and space simulation.
Pfeiffer Vacuum possesses decades of research and development experience relating to vacuum systems and the manufacture of efficient, dependable vacuum pumps. We maintain close contact with our customers, primarily during the product development phase, to assure the manufacture of products that satisfy market requirements. In addition to highly precise engineering, the manufacture of vacuum pumps also necessitates differentiated quality controls. We possess a highly developed CAD/CAM system that assures a high degree of precision engineering of our products.
Our customers include manufacturers of analytical instruments and manufacturers of vacuum process equipment, research and development institutions, as well as companies that employ vacuum processes in their production operations. Our customer base also provides us the opportunity to generate income from the sale of replacement parts and the provision of customer service. In the years 2005, 2004 and 2003, no single customer accounted for more than 10% of the Company’s total sales.
Pfeiffer Vacuum operates in one market segment, vacuum technology. The segment information reported in Note 16 of the Consolidated Financial Statements identifies our operating segments geographically, because the subsidiaries in the individual countries are independent legal entities with their own management which distribute the same products and provide the same services.
Principal Markets

Sales by markets
(as percentage of total net sales)

	Percentage of
	Revenues in
	2005	2004	2003
	%	%	%
Analytical Industry	25	22	22
Industrial	24	23	19
Research and Development	19	21	22
Optical and Glass Coating	14	13	14
Semiconductor Industry	11	13	14
Chemical and Process Technology	4	4	4
Storage Media	3	4	5

Total	100	100	100

In contrast to our segment information (sales by geographical locations) referred to in Note 16 of the Consolidated Financial Statements, following is an information on areas where we delivered our products:
Sales by region

	2005		2004		2003
	T€	%	T€	%	T€	%
Germany	42,625	26.7	42,252	27.9	34,940	25.2
Europe (excluding Germany)	51,118	32.0	49,349	32.6	48,314	34.9
United States	36,150	22.7	33,140	21.9	32,797	23.7
Asia	27,920	17.5	25,643	16.9	21,659	15.6
Rest of world	1,704	1.1	1,128	0.7	880	0.6

Total	159,517	100.0	151,512	100.0	138,590	100.0

Seasonality
     The Company’s business is subject to neither seasonal nor cyclical fluctuations.
Raw Materials and Suppliers
     Developments in the year 2004 were followed by a further rise in international raw materials prices during the year 2005. One major reason for this consisted of steadily rising demand, in particular on the part of the booming economies in Asia, first and foremost China. However price hikes for steel and its alloying raw materials, as well as for aluminum and copper, did not have the same impact on profitability at Pfeiffer Vacuum as it did in other sectors.
Because in contrast to industries that are characterized by a high level of raw material inputs we employ semi-finished goods (raw materials that have already been partially processed) nearly exclusively in manufacturing our products. Since the production of these goods already adds value to the raw materials — only a minor portion of the price we pay is attributable to the actual cost of the raw material itself —, only a portion of rising raw materials prices impacts our costs. In addition, working in collaboration with our key vendors, we also optimize their value added processes in order to assure an optimal supply of inputs in terms of costs and lead times. Moreover, electronic handling of purchasing processes is a further major element in our internal process optimization.
We satisfy our requirements for raw materials, auxiliaries, supplies and finished products from various suppliers in Germany and other countries. Our sole major supplier, accounting for approximately 35% of our total purchasing volume (from continuing operations) in 2005, is Inficon AG in Balzers, Liechtenstein (approximately 33% in 2004, and 29% in 2003). We have been purchasing from Inficon for more than twenty years; and most of our current purchase from Inficon are for vacuum gauges, mass spectrometers and leak detectors. Other suppliers sell these products.
Marketing Channels
     We are represented through our own sales and service subsidiaries in all major industrialized nations throughout the world. In addition, more than 20 exclusive agencies offer Pfeiffer Vacuum’s customers competent advice and on-site service. In 2005, we established a representative office in Shanghai, China.
We do not have installment sales. Only contracts for customized upscaled vacuum systems can include prepayments dependent on the work process, the delivery of the main parts to the customer’s location or customer’s acceptance. An individual risk assessment occurs before acceptance of the order.
Dependence of the Company on Intellectual Property, Contracts and New Manufacturing Processes
     We hold numerous patents and have certain patent applications pending, but we are not substantially dependent upon any one particular patent or license. Nor are we dependent upon special manufacturing contracts, marketing contracts, financing contracts or new manufacturing processes.
Competitive Position
     We operate in a highly competitive market and receive information on our competitors and their operations, from, among other places, trade associations of the vacuum industry, such as in Europe the VDMA (Verband Deutscher Maschinen- und Anlagenbau) and in the U.S. the AVS (American Vacuum Society). We also receive information from market analyses and from consulting firms.

Material Effects of Government Regulations
     Manufacturing operations in Germany are subject to numerous laws and regulations. Such laws and regulations impose strict limitations upon permissible environmental impact through pollutants and contain stringent requirements relating to the treatment and disposal of wastes. Through our certification under ISO 14001, we subject ourselves to a corresponding environmental management system, which involves internal and external monitoring at differing intervals. Although we believe that we are in compliance with all environmental requirements and codes, there can be no assurance that we will not be subject to environmentally related liabilities in the future and/or that expenses will not be incurred in order to cover environmentally related liabilities or to assure compliance with environmental requirements.
C.    Organizational Structure
     Pfeiffer Vacuum has 14 subsidiaries in Europe, the United States and Asia, more than 20 exclusively operating marketing agents in other countries, as well as service support points in all major industrial locations throughout the world.
The Company’s subsidiaries are:

Identity and Location of Company	Percent Owned
Pfeiffer Vacuum Austria GmbH, Vienna/Austria	100.0%
Pfeiffer Vacuum Belgium N.V., Temse/Belgium	100.0%
Pfeiffer Vacuum France SAS, Buc/France	100.0%
Pfeiffer Vacuum GmbH, Asslar/Germany	100.0%
Pfeiffer Vacuum Holding B.V., De Meern/Netherlands	100.0%
Pfeiffer Vacuum Inc., Nashua/United States	100.0%
Pfeiffer Vacuum Italia S.p.A., Rho (Milano)/Italy	100.0%
Pfeiffer Vacuum Ltd., Newport/Great Britain	100.0%
Pfeiffer Vacuum Nederland B.V., De Meern/Netherlands	100.0%
Pfeiffer Vacuum Scandinavia AB, Upplands Väsby (Stockholm)/Sweden	100.0%
Pfeiffer Vacuum Systems GmbH i.L., Asslar/Germany *)	100.0%
Pfeiffer Vacuum (Schweiz) AG, Zurich/Switzerland	99.4%
Pfeiffer Vacuum Korea Ltd., Yongin City, Kyungki-Do/South-Korea	75.5%
Pfeiffer Vacuum India Ltd., Secunderabad/India	73.0%

*)	Pfeiffer Vacuum Systems GmbH i.L. was liquidated in 2005 and reported in the financial statements as “discontinued operations”.
D.    Property, Plant and Equipment
     We own an approximately 80,000 m 2 (861,000 ft 2) site in Asslar, Germany. The buildings in which our corporate Headquarters, main sales and marketing office and manufacturing operations are located are approximately 25,000 m 2 (269,000 ft 2) of floor space. The main part thereof is owned by us and approximately 7,000 m 2 (75,000 ft 2) are leased from a charitable foundation. We also rent approximately 14,000 m 2 (151,000 ft 2) of our own real property to third parties. In addition, we lease premises for sales and service subsidiaries in various countries.
At these locations in Asslar, Germany, we manufacture vacuum pumps, vacuum equipment and vacuum systems. Our production capacity at this manufacturing facility in Asslar enables us to complete our orders in adequate time to fulfill our delivery obligations.

Modernization of the air conditioning system was implemented in 2005. We installed two new chilled water compressors with a total output of 1,600 kW. Additional coolers were installed for energy conservation during off-peak seasons. We spent a total of approximately € 0.7 million to protect the environment and reduce energy consumption.
Self-monitoring of the wastewater sewers was conducted, as mandated by an EU regulation.
Soldering workstations have been converted to the employment of lead-free solder, an important step toward implementing the Restriction of Hazardous Substances (RoHS) Directive and avoiding wastes that contain hazardous components. Our entire waste disposal system was reviewed by an external consultant and evaluated with respect to potential for improvement. The potential improvements will be instituted beginning in 2006.
We constructed a concrete retaining wall to reduce the risk of flooding and thus avoid flood-related water pollution.
All capital investments are financed through our cash assets.
We regularly monitor and assess all relevant environmental matters. Our environmental management system was reviewed by an independent certifier in connection with a follow-up audit in October 2005. We passed the audit without any complaints. A new certificate under ISO 14001:2004 was issued. The items that were audited included handling of hazardous materials and water pollutants (coolant-lubricants, oils, cleaning agents, paints, solvents). Proper storage of hazardous materials was also monitored. No material variances from legal requirements and the criteria defined in the quality handbook were identified.
The Company’s risk potential was again reviewed and assessed with respect to required preventive measures. All relevant environmental factors are regularly monitored and assessed. Nine environmental audits were conducted during the course of 2005. The items that were audited included compliance with legal requirements in handling and storing hazardous materials. No material variances were identified.
In 2005, a total of 24 job safety audits were conducted, 10 of them together with the plant medical service and the employee council. In addition, two audits were conducted together with the environmental protection and fire protection coordinators. The Job Safety Committee held a total of four meetings. All employees are familiarized with the requirements relating to job safety, noise abatement, handling of hazardous materials, accident and fire prevention. Every employee has access to the required EU safety data sheets and standard operating procedures in the quality handbook.
Our job safety organization and job safety measures were reviewed in October 2005 in connection with the audits under ISO 9001:2000 and ISO 14001:2004 and certified without restriction.
The number of reportable on-the-job accidents decreased from eleven in 2004 to eight in 2005. No on-the-job accident was found to have been caused by a technical shortcoming or by the lack of safety equipment.
Item 5.    Operating and Financial Review and Prospects
Introduction
     You should read the following discussion of our critical accounting policies and our financial condition and operating results together with our Consolidated Financial Statements and the related Notes prepared in accordance with U.S. GAAP as of, and for the years ended, December 31, 2005, 2004 and 2003. Please refer to Note 2 “Summary of Significant Accounting Policies” to our Consolidated Financial Statements for a description of our significant accounting policies.
The comparability of our Consolidated Financial Statements for the periods presented in this Annual Report is affected by currency translation effects resulting from our international operations. In 2005, 2004 and 2003, the euro, the reporting currency of our Consolidated Financial Statements, strengthened significantly against several other world currencies, especially the U.S. dollar. All of our subsidiaries that report their results in a functional currency other than the euro are subject to currency translation risk. The recent appreciation of the euro affected also the reported result of our segments. Please refer to description under the heading “Exchange Rate Risk” in Item 11. “Quantitative and Qualitative Disclosures about Market Risks” for additional information on our currency translation and transaction risk exposure.

New Accounting Rules and Accounting Standards
     For a detailed explanation of new accounting rules and accounting standards please see Note 2 to our Consolidated Financial Statements “Adoption of New Accounting Rules and Accounting Standards.”
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
Revenue Recognition and Accounts Receivable
     We recognize revenue when title and risk of ownership have passed to the buyer. Allowances for doubtful accounts are estimated at the individual operating companies based on estimates of losses related to customer receivable balances. Estimates are developed by using standard quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss.
The determination of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though we consider these balances adequate and proper, changes in economic conditions in specific markets in which we operate could have a material effect on reserve balances required.
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
Employment Related Benefits
     The Company incurs certain employment-related expenses associated with pensions. In order to measure the expense associated with these employment-related benefits, management must make a variety of estimates including discount rates used to present the value of certain liabilities, assumed rates of return on assets set aside to fund these expenses, compensation increases, employee turnover rates, and anticipated mortality rates. The estimates used by management are based on the Company’s historical experience as well as current facts and circumstances. The Company uses third-party specialists to assist management in appropriately measuring the expense associated with these employment-related benefits. Different estimates used by management could result in the Company recognizing different amounts of expense over different periods of time. Please see Note 13 to the Consolidated Financial Statements “Pension Benefits and Similar Obligations.”
Discontinued Operations
     In 2005, our operating results were influenced by the decision of our corporate management, with the required approval of our supervisory board, to discontinue the DVD business. This decision was based upon the sustained economic weakness of this line of business, which was attributable, among other things, to the poor customer payment record. According to U.S. GAAP accounting rules, the losses incurred in this line of business are presented separately in the Consolidated Statements of Income as discontinued operations for all reportable periods. For detailed information please see Note 20 of our Notes to the Consolidated Financial Statements “Discontinued Operations.”
We do not anticipate that these discontinued operations will have any impact on our profitability in the future.

Inflation
     In Germany, the average inflation rate during 2005, 2004, 2003, 2002 and 2001 was 1.9%, 1.9%, 1.1%, 1.3% and 2.5%, respectively. Inflation did not have a significant effect on our operating results since 2001.
Other Risks
     Governmental economic, fiscal, monetary or political policies or factors could materially affect, directly or indirectly, the Company’s operations. Some of these risks are discussed in Item 3. “Key Information — D. Risk Factors.” Non-German shareholders/ADR-holders have the same rights and are subject to the same risks as German shareholders/ADR-holders.
A.    Operating Results
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     The following discussion should be read in conjunction with the Financial Statements and Notes thereto included elsewhere herein.
Our Products
     For more than 100 years, we have been setting milestones in vacuum technology with our products. The extensive line of products and services ranges from individual components right through to complex vacuum systems. Any number of high-tech products and articles that are used in daily life can only be manufactured in process chambers in which a vacuum is generated — similar to the pressure conditions that exist in outer space.
We offer various types of pumps for a wide range of applications: Turbomolecular pumps, or turbopumps for short, rotary vane and Roots pumps, as well as dry pumps. They differ primarily with respect to their achievable ultimate pressures and design concepts.
Vacuum generation pumps
     Different types of pumps are required for different pressure ranges. In the case of the low and medium vacuum ranges, these are primarily rotary vane and Roots pumps, as well as dry pumps. Turbopumps are needed for the high and ultra-high vacuum ranges.
This class of pumps was invented at Pfeiffer Vacuum nearly 50 years ago, and has since been steadily evolved. We have since sold over 250,000 turbopumps worldwide.
Turbopumps
     Turbopumps are available in a wide range of sizes — from the world’s smallest, the TPD 011 - with a pumping speed of 11 liters — for the analytical industry, right through to large 2,000-liter pumps, which are primarily employed in the coating and semiconductor industries. A turbopump can generate a vacuum of up to 10-11 mbar; this corresponds to the pressure conditions that prevail in deep space nearly 1,000 km above the surface of the earth. Its rotor, i.e. the pump’s rotating interior component, is comparable to the vanes in an aircraft turbine engine, although it spins significantly faster at speeds of up to 90,000 revolutions per minute! In order to be able to handle these extremely high speeds on a continuous basis, all components are manufactured with the utmost precision from special, high-quality materials in our own factory.
In addition, the rotor bearing systems also play a major role in the quality and reliability of these pumps:
•	Mechanical bearing system with precision ceramic bearings

•	Magnetic bearing system comparable to the bearing system employed in the Transrapid mag-lev bullet train

The CompactTurboTM series incorporates a unique rotor design featuring a hybrid bearing system: A permanent-magnet bearing on the high-vacuum side and a ceramic ball bearing on the backing-vacuum side. This offers significantly longer service life and greater reliability by comparison with competition products. Given the extremely high speeds involved, the installation attitude of the pump is critical, as pump-damaging gyrations might otherwise occur. The preferred installation attitude is vertical or horizontal. However, in order to also be able to serve customers who need to operate the pumps in other positions, a series of models was developed that can be installed in any desired attitude.
The MagneticTurboTM series consists of high-performance turbopumps equipped with full mag-lev bearing systems, making them contactless and maintenance-free. These pumps are employed first and foremost in analytical, industrial and research & development applications. With the HiMagTM, we have brought to market the world’s first mag-lev turbopump to feature integral drive electronics.
Due to its large flywheel masses and high speeds, particular attention was paid to safety in developing this pump, in addition to reliability and robustness. Patented fasteners round out these safety features. The HiMagTM is especially suitable for the semiconductor and coating industries. During the year 2005, we brought an innovative pump to market, the OnTool™ Booster. This high vacuum pump is capable of expelling against atmospheric pressure and does not require a backing pump to operate.
TurboCubeTM pumping stations
     In addition to standalone pumps, Pfeiffer Vacuum also offers ready-to-run pumping stations for analytical applications and research & development needs. These TurboCubeTM pumping stations are modularly designed and essentially consist of a turbopump, a backing pump, a vacuum gauge, as well as a controller. All of the pumping station components are installed in an attractive housing and operate in accordance with the “plug and play” principle.
Turbopumps always require so-called backing pumps in order to compress the advanced gas against the atmosphere and expel it. Rotary vane and dry pumps are employed as backing pumps.
Rotary vane pumps
     Rotary vane pumps are employed as backing pumps for turbomolecular and Roots pumps, in addition to being used as standalone pumps. We offer models with pumping speeds of from 2.5 to 630 m 3/h for all applications in the low- and medium-vacuum ranges.
The single-stage, oil-sealed UnoLineTM rotary vane pumps generate low vacuum at an ultimate pressure of up to 0.3 mbar. They are employed as robust, dependable and low-maintenance backing and standalone pumps in numerous fields in industry and research.
The two-stage DuoLineTM rotary vane pumps are designed for applications in the low- and medium-vacuum ranges of up to 10-3 mbar. These pumps afford reliable operation even in such demanding industrial applications as curing, metallurgical processes or cast-resin plants.
In the case of these kinds of rotary vane pumps, the pumping system is typically driven by a motor via a shaft. The shaft has to be sealed by means of radial shaft seal rings, a time-consuming and costly proposition. As a result of wear, oil leaks will occur in this location over the course of time. This prompted Pfeiffer Vacuum to develop an innovative drive concept for these pumps. The pump housing is hermetically encapsulated, with a magnetic coupling providing a contactless drive system. The advantage for our customers: No oil losses, making these pumps clean and environmentally compatible, plus longer maintenance intervals and lower operating costs.
Dry pumps
     In rotary vane pumps, the pump chamber is typically sealed by means of a fine film of oil. The gas being advanced is thus bound to come into contact with this oil.
Pfeiffer Vacuum has developed a series of dry pumps for processes in which this is undesirable because these oils could impact the process. A dry pump does not require lubricants in the pump chamber; this guarantees a high level of process purity and very good environmental compatibility.

These pumps are predominantly employed in the semiconductor industry, in freeze-drying and in metallurgy.
In the dry pump class, Pfeiffer Vacuum offers a range of
•	Diaphragm pumps

•	Reciprocating pumps (XtraDry™), and, most recently,

•	Screw pumps (RevoDry™)
During 2005, a new series of dry screw pumps, RevoDry™, was brought to market in five sizes ranging from 50 to 490 m 3/h.
Roots pumps
     We offer a complete line of Roots pumps for applications in the low- and medium-vacuum ranges of up to 10-3 mbar. These pumps are characterized by an optimum ratio between pumping speed and physical size. The pumping speeds of the various pump sizes range from 250 to 25,000 m 3/h.
Applications in which Roots pumps are employed include:
•	Coating industry

•	Packaging industry

•	Chemical and pharmaceutical industry

•	Thin-layer technology

•	Space simulation

•	Metallurgy

•	Freeze-drying
In late 2004, Pfeiffer Vacuum brought two innovations to market that generated their first sales in 2005:
•	The world’s first series of magnetically coupled Roots pumps

•	ADEx series Roots pumps
In magnetically coupled Roots pumps, the housing is hermetically encapsulated, with the pump being driven in a contactless manner via a magnetic coupling — just as in the above-described rotary vane pumps. However these Roots pumps offer significantly higher pumping speeds of from 250 to 6,000 m 3/h. Particular advantages for the customer: No oil losses, making them clean and environmentally compatible, as well as longer service intervals and lower operating costs. Because of their very low leakage rates, these magnetically coupled Roots pumps are employed in both thin-layer technology as well as in industrial processes involving toxic and aggressive gases.
The ADEx series of Roots pumps was specially developed for the chemical and pharmaceutical industry. These pumps satisfy the explosion-hazard requirements of EU Directive 94/9.
CombiLine™ pumping stations
     To complement the standalone pumps, Pfeiffer Vacuum also offers a broad range of CombiLine™ Roots pumping stations. The Company additionally offers custom solutions for specific processes. Our services in this connection range from vacuum technology consulting to concept, design, construction and installation, right through to putting the pumping station into operation and training the operating and service personnel.
Vacuum measurement and analysis equipment
Vacuum gauges
     In addition to vacuum generation pumps, Pfeiffer Vacuum also offers its customers vacuum measurement and analysis equipment. These units are especially important, as a well-functioning vacuum process hinges upon the quality of the vacuum and thus the total pressure.

Pfeiffer Vacuum offers three different series of total pressure measurement instruments:
•	ActiveLine: A proven series of gauges with a large number of different sensors whose reliability has been proven in innumerable applications.

•	DigiLine™: Digital gauges for industrial applications in which sensors have to be integrated into electrical control systems.

•	ModulLine: Special, radiation-resistant gauges for research applications.
Vacuum analysis equipment
     In production processes, it is often not only important to know “how much” is in something, but also “what it is.” Applications for mass spectrometers include environmental analysis, steel manufacturing, plasma analysis in coating processes for semiconductor chips, as well as research.
     Pfeiffer Vacuum offers Helium leak detectors to avoid bothersome, quality-reducing leaks in products and processes. These devices are employed e.g. for quality assurance in building and operating vacuum systems, refrigerators, air conditioning systems, piping systems, pressure vessels, automotive fuel tanks and brake lines. Their modular design affords application-specific solutions; the simple handling and robustness of these units are highly valued by their users.
Installation elements
     In order to interconnect the various vacuum components or disconnect them from one another, Pfeiffer Vacuum offers a broad selection of installation elements such as flanges, fasteners, gaskets, seals and valves.
In 2005, the percentage of total sales accounted for by measurement and analysis equipment and installation elements declined to 26%, as opposed to 28% in 2004.
Vacuum systems
     In addition to individual vacuum components, such as pumps, measurement equipment and components, Pfeiffer Vacuum also develops and manufactures complete vacuum systems for customer-specific processes. Such systems comprise the following assemblies:
•	Recipient (vacuum chamber)

•	Vacuum pump or pumping station

•	Measurement and regulating equipment

•	Electrical/electronic control
Products in the systems segment also include helium leak testing systems, or leak detection systems for short. Environmental protection, quality assurance and cost optimization needs are placing very high demands upon the leak-free integrity of numerous components, such as vehicle fuel tanks, aluminum wheel rims, chilled water piping and compressors for air conditioning systems, as well as food packagings and pressure vessels. On the one hand, it is necessary to satisfy increasingly strict legal limits and quality requirements, while minimizing testing times and operating costs on the other. These requirements are satisfied by the helium leak detection systems from Pfeiffer Vacuum with their innovative measurement technology and process-adapted automation technology.
Service
     Service for our products is a line of business in its own right within the Company’s product portfolio. A close-knit worldwide service network assures that prompt assistance can be provided to our customers. Service includes maintenance, repair or replacement of products at the factory or on the customer’s premises and supply of replacement parts.
In contrast to most of Pfeiffer Vacuums competitors, it guarantees on-site service and a 24-hour response time for replacement or repair of its pumps in all major industrialized nations. Service sales include the total after market sales such as invoiced working hours for service people, spare parts and replacement products.

2005 Compared to 2004
(Percentages calculated based on amounts in thousands €)
     Generally, we can look back with satisfaction at a successful 2005 fiscal year. In the face of a world economic environment that was difficult overall, along with stiff pricing competition in the vacuum industry, we succeeded in increasing sales and were able to hold our cost-consciousness that exists in all areas of the Company, along with optimization of our operating processes.
In spring 2005 the management decided to discontinue the DVD business. Consequently, DVD business is presented separately in the Consolidated Financial Statements as a discontinued operation. The comparison periods have been adjusted accordingly.
Net Sales from Continuing Operations
     Presented below are net sales by segment, by region and by product for the years 2005 and 2004. It should be noted with respect to net sales by segment that the sales shown in this presentation were allocated on the basis of the location that invoiced the sales. The segment-based presentation thus shows net sales by subsidiaries. Net sales by region, on the other hand, include all sales in a given region, regardless of which subsidiary within the Pfeiffer Vacuum Group actually invoiced the sales. Net sales by segment and by region can thus differ from one another to a greater or lesser extent. Net sales in the Asian segment, for example, differ from those shown for the Asian region, as the Asian segment includes only the sales of our two Asian subsidiaries in India and Korea. The presentation for the Asian region, on the other hand, additionally includes sales generated directly with Asian customers by the German company. In net sales by segment, the sales of the German company generated through direct shipments to agents and/or customers outside Germany are significantly higher than German sales by region. Net sales in the U.S.A. region and the U.S.A. segment, on the other hand, are nearly identical, because virtually all sales in this region are handled by our American subsidiary.
The prices of our vacuum pumps which we manufacture, sell and service, range from approximately K€ 2 to K€ 50. In 2005, increased sales were attributable to both higher volume of products and a more favorable product mix (a greater percentage of our high price products were sold in 2005 compared to 2004).
Net Sales from Continuing Operations by Segment
The following table summarizes our net sales by segment:

	December 31,
	2005		2004
	(€ in thousands)%		(€ in thousands)%
Net sales by segment
Germany	70,159	44.0	67,585	44.6
Europe (excluding Germany)	49,720	31.1	46,371	30.6
United States	36,301	22.8	33,265	22.0
Rest of World	3,337	2.1	4,291	2.8

	159,517	100.0	151,512	100.0

     The table above shows that sales growth was fundamentally achieved in all segments. Only in the segment Rest of World sales declined by € 1.0 million. The strongest increase in by € 3.3 million, was recorded in the segment Europe (excluding Germany). Our sales in the German segment increased by € 2.6 million, but the percentage of total sales declined slightly. This indicates the slack demand in Germany, but our European and U.S. subsidiaries were able to compensate this adverse effect.

Net Sales from Continuing Operations by Region
To provide additional information, the following table structures our net sales by region:

	December 31,
	2005		2004
	(€ in thousands)%		(€ in thousands)%
Net sales by region
Germany	42,625	26.7	42,252	27.9
Europe (excluding Germany)	51,118	32.0	49,349	32.6
United States	36,150	22.7	33,140	21.9
Asia	27,920	17.5	25,643	16.9
Rest of world	1,704	1.1	1,128	0.7

	159,517	100.0	151,512	100.0

     With sales in Germany advancing by € 0.3 million, or 0.9%, to € 42.6 million, growth lagged moderately behind the development in Europe. Against the backdrop of difficult competitive conditions, however, this increase was nevertheless satisfactory. Accounting for 26.7% of total sales, Germany continues to be Pfeiffer Vacuum’s largest market on a country level. Nevertheless, our sales increase was partly due to acquisition of new customers, especially in the industrial market.
In Europe (excluding Germany) sales totaled € 51.1 million, up € 1.8 million, or 3.6%, from € 49.3 million the year before. On a regional level, Europe is still our largest market. This encouraging increase was attributable, in particular, to sales in the Netherlands (€ 7.7 million, increase by € 1.0 million), in Sweden (€ 5.9 million, increase by € 1.1 million) and in France (€ 6.5 million, increase by € 1.8 million). Sales in Switzerland and Belgium, on the other hand, declined by € 1.7 million and € 0.4 million, respectively. Overall, the development of sales in Europe outpaced the vacuum industry level, which also improved our competitive position.
In the United States, sales rose by € 3.1 million from € 33.1 million to € 36.2 million. Although the U.S. dollar gained strength in 2005, it had an adverse impact of € 0.1 million on sales. Expressed in U.S. dollars sales of our U.S. distribution company increased by US$3.9 million, or 9.3%, from US$41.4 million to US$45.3 million and accounted for 22.7% of our total sales.
Sales in Asia increased by € 2.3 million to € 27.9 million in 2005, representing a growth rate of 8.9%. The percentage of total sales accounted for by Asia rose from 16.9% in 2004 to 17.5%. With sales of € 15.7 million, Japan continues to be our most important submarket within the Asian region. Sales generated in Korea, declined to € 4.3 million in 2005 as compared to € 5.1 million in 2004. The sales generated in other regions (€ 1.7 million) accounted for 1.1% of total sales.
Net Sales from Continuing Operations by Product
The following table summarizes our net sales from continuing operations by product:

	December 31,
	2005		2004
	(€ in thousands)%		(€ in thousands)%
Net sales by product
Turbopumps	64,397	40.4	59,447	39.2
Measurement and Analyses Equipment, Components	41,895	26.3	42,529	28.1
Service	23,515	14.7	25,011	16.5
Backing pumps	22,775	14.3	19,732	13.0
Systems	6,935	4.3	4,793	3.2

Total	159,517	100.0	151,512	100.0

     Sales of turbopumps advanced by € 5.0 million from € 59.4 million to € 64.4 million. Accounting for 40.4% of total sales (2004: 39.2%), the turbopump continues to be the product that generates the highest percentage of our total sales. The higher sales during the year 2005 stemmed, in particular, from our ability to win major accounts involving high order volumes.
Sales of measurement and analysis equipment and vacuum components declined moderately from € 42.5 million to € 41.9 million.

Service sales are comprised of total after market sales including invoiced working hours of service people, spare parts and replacement products. Service operations generated sales of € 23.5 million (2004: € 25.0 million). The backing pump sales growth from € 19.7 million to € 22.8 million and accounted for 14.3% of total net sales (2004: 13.0%). The backing pump portfolio includes rotary vane, Roots and dry pumps. Orders from the analytical and industrial markets essentially contributed to this sales growth.
The sales in systems business increased from € 4.8 million in 2004 by € 2.1 million or 44.7% to € 6.9 million in the fiscal year 2005, adjusted for the sales generated by the discontinued operations. Various major projects accepted in 2005 were the crucial factor in this positive development. Systems business accounted for 4.3% of total sales (2004: 3.2%).
Order Intake and Order Backlog from Continuing Operations
     Order intake during 2005 totaled € 162.7 million, up € 6.3 million, or 4.0%, from the previous year’s level of € 156.4 million. € 9.5 million of this increase resulted essentially from the higher volume of new orders for turbopumps, while € 2.7 million was attributable to a higher level of orders for backing pumps. On the other hand, new orders in service business were down by € 1.4 million. This strong rise, especially in turbopumps, resulted predominantly from major orders received from the analytical and coating markets. Order backlog increased by 12.2% from € 26.3 million in 2004 to € 29.5 million in 2005. This increase was primarily recorded in our core product, turbopumps by € 4.5 million, offset by a decrease in coating systems by € 1.7 million.
At year-end 2005, the book-to-bill ratio — the quotient between new orders and sales — amounted to 1.02 (2004: 1.03). This means that the value of new orders exceeded sales, which illustrates our good point of departure for the year 2006.
Cost of Sales and Gross Profit from Continuing Operations
     Cost of product sales include all expenses that are related to the (sold) product in a direct or indirect manner, for example, material consumption (including inbound freight charges), production related wages and salaries including the respective social costs, purchasing and receiving costs, inspection costs and warehousing costs. Cost of service sales include the total after market sales related expenses.
Cost of sales by segment from continuing operations consist of:

	December 31,
	2005		2004
	(€ in thousands)%		(€ in thousands)%
Cost of sales
Germany	15,808	18.8	15,993	20.2
Europe (excluding Germany)	38,453	45.8	35,238	44.6
United States	27,225	32.4	24,493	31.0
Rest of World	2,526	3.0	3,286	4.2

Total cost of sales	84,012	100.0	79,010	100.0

Our cost of sales increased by 6.3% from € 79.0 million to € 84.0 million. This increase was predominantly attributable to our higher sales, as the cost of sales basically paralleled net sales. Furthermore, increased labor costs in the German production plant led to the cost of sales increasing more than net sales. Gross profit rose by € 3.0 million, or 4.1%, from the year before. Gross margin, the relationship between gross profit and net sales, declined from 47.9% in 2004 to 47.3% in 2005.
Selling and Marketing Expenses from Continuing Operations
     Our selling and marketing expenses mainly include wages and salaries including the respective social costs, costs for marketing and advertising and costs related to trade fairs and conventions as well as other merchandising cost (such as catalogues and brochures).
The selling and marketing expenses increased from € 19.0 million in 2004 by € 0.9 million to € 19.9 million in 2005, but as a percentage of net sales (12.5%) it remained unchanged to the prior year. In fact, we were able to achieve an increase by 5.3% in net sales, adherent to an increase by 4.8% in selling and marketing expenses, only.

General and Administrative Expenses from Continuing Operations
     General and administrative expenses predominantly include wages and salaries including the respective social costs, audit and other general consulting fees and other costs that relate to the company as a whole (such as IT consulting). We recorded general and administrative expenses in 2005 amounting to € 12.4 million compared to € 12.5 million in the prior year. Our advertising expenses from continuing operations accounted for € 1.5 million for the period ended December 31, 2005 (2004: € 1.7 million).
Research and Development Expenses from Continuing Operations
     Our research and development expenses amounted to € 6.4 million in 2005 and were at the same level as in 2004. As a percentage of sales, research and development expenses decreased from 4.2% in 2004 to 4.0% in 2005. Developing new products and evolving our successful existing product portfolio is a high priority for us. In addition to our own specialists in the engineering and development departments, we also collaborate closely with universities and with companies in Germany and other countries who possess key technologies.
We expense all research and development costs as they are incurred and anticipate that future spending on research and development will be comparable to current levels.
Operating Profit and EBIT Margin from Continuing Operations
     The operating profit for the fiscal year 2005 amounted to € 36.8 million compared to € 34.6 million in 2004. The EBIT margin (operating profit as percentage of net sales) was 23.1% for 2005 and increased from 22.8% in 2004.
Net Financial Income from Continuing Operations
     Financial income for the year 2005 totaled € 2.5 million compared to € 1.8 million in 2004. It consists of net interest income in the amount of € 1.3 million and exchange rate gains of € 1.2 million. The € 0.7 million rise in financial income in 2005 was predominantly attributable to the higher exchange rate gain. This was primarily due to the development of the U.S. dollar.
Income Taxes from Continuing Operations
     Income taxes attributable to continuing operations amounted to € 15.0 million. This represents an increase of € 0.4 million over the year before (€ 14.6 million). The tax rate of continuing operations for the year 2005 was 38.1% compared to 40.1% in the year 2004.
Minority Interests
     Minority interests, an item that is being presented for the first time for this fiscal year due to the increase in the volume of business of these subsidiaries, amounted to € 0.6 million. € 0.5 million of this total is attributable to prior years and € 0.1 million to the year 2005. This item relates to the subsidiaries in Switzerland, India and Korea. For further information please refer to Note 21 to the Consolidated Financial Statements “Minority Interests”.
Losses from Discontinued Operations
     Recorded within the losses from discontinued operations were the negative profitability contributions from the discontinued DVD line of business, which totaled € 1.0 million after taxes for the fiscal year 2005 (2004: € 10.2 million). Of the total, € 0.9 million of the losses were attributable to current losses and € 0.1 million to losses on disposal, net of tax.
Net Income
     Net income increased by 95.7% from € 11.6 million in 2004 to € 22.7 million in 2005, primarily as a result of the factors discussed above.

2004 Compared to 2003
(Percentages calculated based on amounts in thousands €)
Due to separate disclosure of discontinued operations all amounts have been adjusted accordingly. Thus, the amounts presented below differ from the amounts in the Annual Report for the fiscal year ended December 31, 2004 on Form 20-F, filed on March 30, 2005.
Net Sales from Continuing Operations
The following table summarizes our net sales by segment:

	December 31,
	2004		2003
	(€ in thousands)%		(€ in thousands)%
Net sales by segment
Germany	67,585	44.6	60,546	43.7
Europe (excluding Germany)	46,371	30.6	42,459	30.6
United States	33,265	22.0	32,716	23.6
Rest of World	4,291	2.8	2,869	2.1

	151,512	100.0	138,590	100.0

     Our total net sales from continuing operations increased by € 12.9 million or 9.3% from € 138.6 million for the year ended December 31, 2003 to € 151.5 million in 2004. This sales increase is primarily attributable to higher volume of products combined with a more favorable product mix (a greater percentage of our high price products were sold in 2004 compared to 2003).
The major sales increase amounting to € 7.0 million was recorded in our segment Germany and accounted for 44.6% of our total sales. The German subsidiary supplies its products throughout the world, while most of the subsidiaries serve primarily their local markets. In Europe we were able to record € 3.9 million of increased revenue. The sales of our two subsidiaries in Asia (Rest of World) increased by € 1.4 million. Due to the strong euro the U.S. subsidiary’s net sales revenue in euros increased only by € 0.5 million, although exchange rate differences influenced these sales adversely by approximately € 3.3 million. In fact, the sales of our U.S. segment in U.S. dollars rose by approximately 11.5% within the year 2004 compared to 2003.
For the readers’ convenience and more detailed information the following table summarizes our net sales by region (all sales within a particular region, regardless of which subsidiary (segment) of the Pfeiffer Vacuum Group obtained the sales.)

	December 31,
	2004		2003
	(€ in thousands)%		(€ in thousands)%
Net sales by region
Germany	42,252	27.9	34,940	25.2
Europe (excluding Germany)	49,349	32.6	48,314	34.9
United States	33,140	21.9	32,797	23.7
Asia	25,643	16.9	21,659	15.6
Rest of World	1,128	0.7	880	0.6

	151,512	100.0	138,590	100.0

The major increase of our sales was recorded in the German region by € 7.4 million from € 34.9 million in 2003 to € 42.3 million in 2004. Germany continues to be the largest market within Europe. Sales in the European area (excluding Germany) increased by € 1.0 million. The major factor that contributed to this development was a sales increase in Switzerland, which rose from € 6.5 million to € 8.7 million and in Austria, which rose from € 6.4 million to € 8.1 million, respectively. In France, sales declined from € 6.4 million in 2003 to € 4.8 million. The sales increase in the U.S. accounted for € 0.3 million, only. The sales recorded in U.S. dollar increased by approximately 11.5%, but due to the weakness of the U.S. dollar against the euro the Company’s net sales were adversely impacted by exchange rate differences amounting to approximately € 3.3 million. In the Asian area we were able, to realize a sales increase by € 4.0 million or 18.4%.

The following table summarizes our net sales by product from continuing operations:

	December 31,
	2004		2003
	(€ in thousands)%		(€ in thousands)%
Net sales by product
Turbopumps	59,447	39.2	53,571	38.7
Measurement and Analyses Equipment, Components	42,529	28.1	35,218	25.4
Service	25,011	16.5	25,931	18.7
Backing pumps	19,732	13.0	18,040	13.0
Systems	4,793	3.2	5,830	4.2

Total	151,512	100.0	138,590	100.0

     Several factors contributed to the increase in total sales during 2004. First, sales of the Company’s core product group, turbo pumps, experienced a shift from low priced pumps to high priced pumps, which led to an increase in the total sales of turbo pumps of € 5.9 million due to the change in product mix. Second, the backing pumps recorded an increase in volume which gave rise to a sales increase of € 1.7 million. Third, due to a volume increase in vacuum instruments and components, the Company generated € 7.3 million more sales in this product group. In addition, newly introduced pumps generated proceeds of approximately € 1.2 million and are included in turbo pump sales (€ 0.8 million) and in backing pump sales (€ 0.4 million).
     Service for our products is a line of business in its own right within the Company’s product portfolio. Service sales decreased slightly from € 25.9 million to € 25.0 million. Customers prefer to purchase new products instead of repairing used products and during good economic conditions, such as the present conditions, a decrease in service sales is common if, as with the Company, such decrease occurs at the same time as an increase in product sales. Cost of service sales as a percentage of service sales decreased slightly from 60.0% to 59.0%.
Order Intake and Order Backlog from Continuing Operations
     Our order intake increased by € 16.1 million or 11.5%, from € 140.3 million for the year ended December 31, 2003 to € 156.4 million for the year ended December 31, 2004. Order intake in turbo pumps increased by € 3.1 million, in backing pumps by € 2.2 million and vacuum components and instruments by € 9.3 million, partly offset by decreased orders received in service by € 1.0 million.
Our backlog increased by € 4.9 million or 22.9%, from € 21.4 million as of December 31, 2003 to € 26.3 million as of December 31, 2004. The majority of the increase was related to systems which rose by € 2.3 million and orders in vacuum components and instruments which rose by € 2.4 million.
Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time generally should not be construed to represent future levels of sales and orders.
Cost of Sales and Gross Profit from Continuing Operations
Cost of sales by segment from continuing operations consist of:

	December 31,
	2004		2003
	(€ in thousands)%		(€ in thousands)%
Cost of sales
Germany	15,993	20.2	17,996	23.9
Europe (excluding Germany)	35,238	44.6	32,856	43.6
United States	24,493	31.0	22,449	29.8
Rest of World	3,286	4.2	2,092	2.7

Total cost of sales	79,010	100.0	75,393	100.0

     Our cost of sales increased from € 75.4 million in 2003 to € 79.0 million in 2004, primarily due to the higher net sales revenue. As a percentage of sales, our costs of sales decreased from 54.4% in 2003 to 52.2% in 2004. In 2004 we sold more high price products combined with a more favorable product mix.

Through the higher percentage of sales accounted for in products with higher gross margins, our gross profit increased significantly by € 9.3 million (14.7%) from € 63.2 million at December 31, 2003 to € 72.5 million as at December 31, 2004. Gross margin, which is gross profit expressed as a percentage of net sales, increased from 45.6% in 2003 to 47.9% in 2004.
Selling and Marketing Expenses from Continuing Operations
     Our selling and marketing expenses decreased by € 1.4 million or 7.0% from € 20.4 million in 2003 to € 19.0 million in 2004. Permanent worldwide cost management led to decreased selling and marketing expenses. Continuing education measures to assure that the Company’s sales people’s knowledge is always up to date are offered by both, in-house staff and external lecturers. This included training in the subject of customer-driven advisory services and price negotiations for staff from customer service, as well as on modern techniques of moderation for sales and marketing staff. The service staff is trained in how to effectively plan and conduct on-site technical training. Two dedicated in-house employees provide technical training for employees and customers. Further employees from Marketing, Development and Service can be called in on an as-needed basis to lecture at training courses.
A broad course curriculum offers training in German and English on new and existing products to all sales and service staff. The qualification of our staff led, in part, to improved efficiency in all fields of activity, in production and quality control and consequently in selling, marketing and service.
As a percentage of sales, selling and marketing expenses decreased from 14.7% in 2003 to 12.5% in 2004. Additionally, our higher net sales revenue led to a decrease in the percentage of selling and marketing expenses. Our advertising expenses from continuing operations accounted for € 1.7 million for both, the period ended December 31, 2004 and 2003, respectively.
General and Administrative Expenses from Continuing Operations
     Our general and administrative expenses increased by € 0.3 million, or 3.1%, from € 12.2 million in the year ended December 31, 2003 to € 12.5 million in 2004. As a percentage of sales, general and administrative expenses decreased from 8.8% in 2003 to 8.3% in 2004. The increase is primarily due to severance expenses in connection with personnel measures.
Research and Development Expenses from Continuing Operations
     With the objective of continuing to satisfy our customers’ needs in the future, we continuously invest in the development of new and innovative products. Nearly 50 years ago, the turbomolecular pump was invented at Pfeiffer Vacuum. Today, it is a generic name for an ideal vacuum pump for generating high and ultra-high vacuum in an extremely varied range of potential applications. We have steadily broadened our technology leadership in this class of pumps, bringing a number of evolved models to market during the year 2004. Through our research and development expenses we will combat the risk of insufficient innovation. In addition, maintaining high standards of quality is a top priority of the Pfeiffer Vacuum Group as a manufacturer of high-tech quality products.
Our research and development expenses increased slightly by € 0.1 million, or 1.4%, from € 6.3 million in the year ended December 31, 2003 to € 6.4 million in 2004. The percentage of research and development expenses related to our net sales revenue accounted for 4.2% in 2004 and 4.6% in 2003, primarily due to increased net sales. The Company expenses all research and development costs as they are incurred and anticipates that future spending on research and development will be comparable to current levels.
Operating Profit and EBIT Margin from Continuing Operations
     Our operating profit for the year ended December 31, 2004 amounted to € 34.6 million, and increased significantly by € 10.3 million from € 24.3 million in 2003 due to the factors discussed above. The EBIT margin (operating profit as percentage of net sales) increased from 17.6% in 2003 to 22.8% in 2004.

Net Financial Income from Continuing Operations
     Net amount of interest income decreased by € 0.4 million from € 1.6 million in 2003 to € 1.2 million in 2004. Our foreign exchange gains amounted to € 2.9 million in 2003 and decreased to € 1.3 million in 2004, offset by foreign exchange losses of € 0.8 million in 2003 and € 0.6 million in 2004. In 2003 the German parent company had a temporary non-interest-bearing loan amounting to $10.2 million (€ 11.2 million) from its U.S. subsidiary denominated in U.S. dollar. In 2003 the German parent company paid off this loan and realized a foreign exchange gain of approximately € 2.6 million, primarily due to the decreased value of the U.S. dollar against the Euro. In 2004, we had no comparable impact similar to the repayment of the loan. Additionally, the receivables and payables in U.S. dollars decreased to a small level in 2004 as a result of the regular payments, accounting for the majority of remaining changes between 2003 and 2004.
Income Taxes from Continuing Operations
     The Pfeiffer Vacuum Group generated taxable income from continuing operations of € 36.4 million in 2004 and € 28.0 million in 2003. Our current tax expense increased from € 13.3 million in 2003 to € 14.6 million in 2004. Our effective tax rate was 40.1% and 47.5% in the years ended December 31, 2004 and 2003, respectively.
The higher tax rate was primarily due to a resolution passed by the German Tax Authorities in the year 2003 (effective April 12, 2003) regarding the refund of corporation tax credits resulting from distributed earnings to the shareholders. The Company’s dividend payments for the year 2002, paid in 2003, were no longer eligible for tax credit. Accordingly, the Company’s tax credit for the year 2003 amounting to approximately € 0.9 million was retroactively uncollectible and had to be added to the current tax expenses of the year 2003.
Losses from Discontinued Operations
     The negative profitability contributions from the discontinued DVD line of business were recorded within the losses from discontinued operations, which totaled € 10.2 million after taxes for 2004 and € 2.0 million for 2003.
Net Income
     Net income decreased from € 12.7 million in 2003 to € 11.6 million in 2004. The reasons are explained above.
B.    Liquidity and Capital Resources
     We have historically generated sufficient cash to fund our operations, including all working capital requirements, capital expenditures and debt repayments. In our Consolidated Statements of Cash Flows we disclosed separately “changes in net cash from discontinued operations” for the years ended December 31, 2005, 2004 and 2003, respectively. 2004 includes an amount of K€ 1.385 due to the write down of DVD fixed assets.
Cash flow provided by operating activities decreased from € 26.3 million in 2004 to € 24.5 million in 2005. In 2005 we received repayments of prepaid income taxes from the German tax authorities related to prior years. Additionally, due to our increased net sales revenue our trade accounts receivable increased. Payments of taxes and accrued liabilities resulted in a reduction of cash. In 2004, our inventories increased significantly, but in 2005 a small decrease was recorded. Within the scope of our normal business we build up stock, especially in the factory plant, when our order intake increases. In the next few months, when we fulfill our orders, the inventories decrease. These temporary fluctuations are among others depend on actual availability and time of delivery of raw materials. Additionally, the date of our delivery to our customer influences the variation of the inventories.
The increased net income from continuing operations of approximately € 1.9 million was partly offset by the use of cash for operating activities.
In the period ended December 31, 2004 our net cash provided by operating activities was € 26.3 million, as at December 31, 2003 our cash flow used in operating activities was € 13.4 million. In particular, this significant improvement was attributable to the fact that the cash flow the year before had been negatively impacted by the transfer of cash and cash equivalents to the pension trust that was formed in 2003 (€ 36.0 million). Additionally, the cash flow provided by operating activities was influenced by the increased net income, overpayments for income taxes through the year 2004 and VAT claims.

Net cash used in investing activities amounted to € 1.2 million, € 4.2 million and € 10.8 million in the years ended December 31, 2005, 2004 and 2003, respectively. In the year 2005 we purchased investment securities amounting to € 8.0 million compared to € 1.0 million in 2004, and 9.0 million in 2003. In 2005 we redeemed investment securities of € 9.0 million. Capital expenditures amounted to € 2.5 million, € 2.1 million and € 1.5 million in 2005, 2004 and 2003, respectively.
The cash flow from investing activities is primarily affected by dividend payments of € 7.8 million, € 6.1 million and € 4.9 million in the years 2005, 2004 and 2003. Additionally, the repayment of our loan from Kreditanstalt für Wiederaufbau in 2003 amounting to € 9.0 million, and the purchase of treasury stock in 2003 using € 2.4 million affected the net cash used in financing activities.
Within the framework of our financial management, we invest free liquidity in interest-bearing investments. A cash management system is in place between the German companies within the corporate group in order to bundle liquidity. Taking their individual cash needs into consideration, the parent corporation regularly concentrates the free liquidity at the non-German group companies. We invest mainly in conservative and largely short-term investments, such as money-market or time deposits at banks. In the case of securities, only fixed- or adjustable-rate bond issues from bond issuers with high credit ratings are acquired. These are typically bond issues from banks or high-grade industrial bond issues. We do not enter into speculative transactions. Our working capital is sufficient for all present requirements.
Since 1998 we have enabled our shareholders to participate in Pfeiffer Vacuum’s success in the form of a dividend. Based on our level of cash and cash equivalents, the management and supervisory board will propose at the annual shareholders’ meeting that a dividend in the amount of € 1.35 per share will be paid (2004: € 0.90). An aggregate dividend of approximately € 7.8 million was approved and paid in 2005.
We do not have long-term debt as of December 31, 2005 and December 31, 2004. We have various lines of credit available for operating purposes in the amount of approximately € 10.8 million (2004: € 10.9 million). No amounts under these lines are outstanding at December 31, 2005 and 2004. All of the credit facilities are denominated in euros. These lines of credit are indefinitely. Our borrowing requirements are not seasonal.
Other than solvency requirements, there are no legal restrictions on the transfer of funds by the Company’s subsidiaries to the parent. Our subsidiaries are legally independent enterprises, financing their cash obligations through their business activities.
Foreign Currency Exchange Hedging
     Approximately 37% of our net sales are denominated in currencies other than the Euro, primarily in U.S. dollars. We enter into foreign currency forward contracts and options to hedge the exposure of our forecasted sales against currency fluctuations. All derivative financial instruments are entered into only in this scope and qualify for cash flow hedges. These forward contracts are limited to U.S. dollars, and are designed to protect against the impact of changes in exchange rates on these sales. Internal controls assess the effectiveness of all hedging activities. For further Information please see Note 17 of the Consolidated Financial Statements “Financial Instruments — Foreign Currency Exchange Hedging” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Exchange Risk.”
C.    Research and Development, Patents and Licenses, etc.
     We operate in a market with high-tech vacuum products. As the inventor of the turbopump, we view it as our commitment to drive the development of vacuum technology with innovative work through our own research projects as well as by rigorously fostering teaching and science in technical disciplines. Developing new products and evolving the successful existing product portfolio is important to Pfeiffer Vacuum. Our sustained economic success proves that we are keeping pace with technology developments. In addition to our own specialists in the engineering and development departments, we also collaborate closely with universities and with companies in Germany and other countries who possess key technologies. We regularly sponsor postgraduate thesis work in the field of research and development and offer internships for physics or engineering students.
Nearly 50 years ago, the turbomolecular pump was invented at Pfeiffer Vacuum. Today, it is still the vacuum pump of choice for high and ultra-high vacuum, offering an extremely varied range of potential applications. We have steadily broadened our technology leadership in this class of pumps.

In addition to the numerous new products and product versions that we brought to market, eleven further patent applications were filed in 2005 and six patents were issued on pending applications. We hold a total of some 70 fundamental patents worldwide, along with more than 100 other patents.
We spent € 6.4 million in 2005, € 6.4 million in 2004 and € 6.3 million in 2003 in expenditures for research and development projects.
D.    Trend Information
Overall Economic Environment
World economy
     After a comparatively positive world economic growth rate of 5.0% in 2004, the year 2005 saw a moderate slowdown in the place of economic recovery to growth of 4.4%. This decline was observed on nearly all continents and was attributable, among other things, to high prices for energy and crude oil.
United States
     With growth of 3.6%, the development of the economy in United States in 2005 lagged even more significantly behind overall world economic growth. This was essentially due to higher energy prices, in particular for crude oil, as well as to interest rate hikes on the part of the U.S. Federal Reserve Bank in response to the rising rate of inflation.
Europe
     During 2005, the countries of Eastern Europe, in particular, posted satisfactory growth rates. Overall, however, the development of the economy in Europe was not convincing with growth of 1.7%. The reason for this was the development of the major economies in Italy, France, the United Kingdom and Germany. With a 0.2% rise in gross domestic product, economic growth virtually came to a standstill in Italy, while France and the United Kingdom posted somewhat below-average economic development with growth of 1.6%. Due to high unemployment and rising consumer prices, domestic demand in Germany continued to be weak. Overall, the 0.9% change in gross domestic product in Germany lagged significantly behind the previous year’s level (1.7%), landing the country in one of the last places within the European rankings.
Asia
     The Asian economic region was again the major engine of global growth in 2005. Leaving out of consideration the Japanese economy, which grew at a rate of 2.6%, gross domestic product advanced by 7.7% in this region. With growth of 9.4%, the People’s Republic of China is one of the most important markets.
Vacuum industry
     The year 2005 saw a further heightening of competitive pressure in the vacuum industry. This was predominantly attributable to the competitive situation and to weaker overall economic development, especially in the industrialized nations, in which the bulk of our sales are generated. For further information please refer to Item 3. D. “Risk Factors — Highly Competitive Industry.”

Early 2006 and Outlook
Early 2006
     Since the beginning of the 2006 fiscal year, there have not been any significant changes in the Company’s position or the industry environment.
Outlook
     With anticipated growth of 4.3% for the year 2006, leading economic experts are predicting that world economic growth will roughly parallel the 2005 level. Structural problems in many industrialized nations, coupled with rising interest rates, will reduce growth potential overall. The American and Asian economies will continue to have a major influence on the development of the world economy. In Germany, gross domestic product is expected to grow by 1.7%.
We estimate that sales growth in the vacuum industry in 2006 will be the same as in the past fiscal year. Given our orders on hand and rising customer demand, we anticipate that our sales will grow faster than the market in 2006. In greater detail: We expect to see disproportionate growth in the analytical and semiconductor markets, as opposed to moderate growth in coating, industrial applications as well as chemical and process technology. By rigorously focusing on key markets, we will be able to tap into further sales potential and intensify existing customer relationships.
In regional terms, sales are expected to improve in Europe and the United States, in particular. Because of the breathtaking pace of development of the high-tech industry in the People’s Republic of China, this market will be taking on increasing significance for us, as well. A sales office was opened at the beginning of 2006 in Shanghai with the objective of covering this growing market potential. We expect to see this commitment translate into rising sales in the years to come, and plan to expand this sales office to keep pace with the development of sales and profitability. We additionally see further market potential in Russia and Eastern Europe. These markets will be covered by the distribution company in Austria.
It can fundamentally be assumed that our operating expenses will develop at the same rate as sales. As a result of the lower discount rates that were applied in calculating pension obligations in 2005, there will be a disproportionate rise in net pension expense. On the other hand, we do not expect any future expenses due to our discontinued operations. It is not currently possible to conclusively assess how the prices of energy and raw materials will develop, nor how this will affect our profitability. As already indicated, however, only a portion of potential price increases will actually impact our costs, and this can be offset through further measures relating to collaboration with our vendors if necessary.
We view research & development costs as an investment in our future. In the coming years, we will continue to pursue our objective of remaining competitive and expanding our market share. Because the ability to identify market needs early on and to provide customer-driven new developments are fundamental prerequisites, we will continue to maintain a high ratio of research & development expenditures.
Further optimization of our business processes will continue to remain one of our highest-priority corporate objectives in the future. Expenditures for necessary investments and reorganizational measures will be able to be made from the liquidity generated by current business operations or from available cash and cash equivalents. Outside capital will not be required for this purpose.
As a corporation that is also publicly traded in the United States, we will be required to change over our accounting to International Financial Reporting Standards (IFRS) by the year 2007, at the latest. Our internal planning calls for this changeover to be effected one year earlier, enabling us to draw up consolidated financial statements under IFRS for the fiscal year ending December 31, 2006. We do not anticipate that the changes in the accounting and valuation rules will have any material impact on our profitability.
As a result of our stock exchange listing in the United States, we will be required to satisfy the requirements of the Sarbanes Oxley Act (SOA) with respect to the establishment of a comprehensive internal controlling system by no later than 2006. We view the implementation of the SOA as an additional opportunity for optimizing our internal business processes while simultaneously conforming to these legal requirements. The institution of the requirements under the SOA will be an element of the audit of our 2006 annual financial statements. Given the present and expected development of this project in 2006, we anticipate that we will receive an unqualified opinion.

The statements contained in this Outlook are based upon assumptions relating to the development of both the overall economy and the industry. Actual results might differ materially from the Company’s expectations regarding anticipated developments should the assumptions upon which the statements are based subsequently prove to be incorrect.
In the future, we will continue to do everything in our power to show our customers, shareholders and employees that we are an innovative, market-driven and profitable company that offers a pleasant work environment and secure jobs.
Purchasing
     Developments in the year 2004 were followed by a further rise in international raw materials prices during the year 2005. One major reason for this consisted of steadily rising demand, in particular on the part of the booming economies in Asia, first and foremost China. However price hikes for steel and its alloying raw materials, as well as for aluminum and copper, did not have the same impact on profitability at Pfeiffer Vacuum as it did in other sectors.
Because in contrast to industries that are characterized by a high level of raw material inputs we employ semi-finished goods (raw materials that have already been partially processed) nearly exclusively in manufacturing our products. Since the production of these goods already adds value to the raw materials — only a minor portion of the price we pay is attributable to the actual cost of the raw material itself —, only a portion of rising raw materials prices impacts our costs. In addition, working in collaboration with our key vendors, we also optimize their value added processes in order to assure an optimal supply of inputs in terms of costs and lead times. Moreover, electronic handling of purchasing processes is a further major element in our internal process optimization.
E.    Off-Balance Sheet Arrangements
Not applicable.
F.    Tabular Disclosure of Contractual Obligations
     We have entered into purchase-, rental-, leasing- or maintenance-agreements which expire at various dates. The table below presents the maximum amount of the off-balance sheet contractual commitments as of December 31, 2005, classified by periods in which the contingent liabilities or commitments expire:
Contractual Obligations

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	€ in thousands
Operating leases	3,511	1,285	1,136	641	449
Purchase obligations	8,874	4,212	3,376	1,286	—
Maintenance contracts	112	85	18	9	—
Convertible bonds payable	461	—	461	—	—
Pension payments *	23,394	1,739	3,977	4,488	13,190

Total contractual obligations	36,352	7,321	8,968	6,424	13,639

*	Pension payments include only payments for the next ten years as reported by the Company’s actuaries.
Rental expenses amounted to € 1.1 million, € 1.5 million and € 1.6 million for the three years ended 2005, 2004 and 2003, respectively. Purchase obligations include long-term arrangements for future material supplies. The Company did not have any capital lease obligations outstanding as of December 31, 2005, 2004 or 2003.

Item 6.    Directors, Senior Management and Employees
A.    Directors and Senior Management
General
     In accordance with the German Stock Corporation Law (Aktiengesetz), Pfeiffer Vacuum has a Supervisory Board (Aufsichtsrat) and a Management Board (Vorstand). The two boards are separate, and no individual may simultaneously be a member of both boards.
In March 2003 the Company established an Audit Committee. All its individuals are members of the supervisory board.
Our management board is responsible for managing the day-to-day business in accordance with applicable laws, our Articles of Association (Satzung) and our Internal Rules of Procedure (Geschäftsordnung). At June 8, 2005, we amended our Articles of Association and Bylaws (Satzung). An English version is filed as exhibit 1.1 to this Annual Report.
The principal function of our supervisory board is to supervise our management board. It is also responsible for appointing and removing the members of the management board. In addition to the requirements of the German Stock Corporation Law and the Articles of Association our supervisory board may provide that certain major or unusual transactions, for example, those involving large capital expenditures or decisions regarding the strategy of the Company, require the prior consent of the supervisory board. Our supervisory board is not, however, involved in the day-to-day business of the Company.
Our audit committee supervises the management board and installed controls and procedures to examine the Company’s reporting and book-keeping system.
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
Management Board (Vorstand)
     Our management board presently consists of two members who are appointed by the supervisory board in accordance with the German Stock Corporation Law. Pursuant to the Articles of Association of the Company, any two members of the management board, or one member of the management board and the holder of a special power of attorney (Prokura), may legally bind the Company.
Our management board must report regularly to the supervisory board and the audit committee, in particular, on proposed business policy, budgets and strategy, profitability and on the current business of the Company as well as on any exceptional matters that arise periodically.
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
According to our articles of association, decisions of the management board are approved by a simple majority of the votes. In the event of a tie, the chairman of the management board (Vorstandsvorsitzender) or, in his absence, the Deputy Chairman, has the deciding vote. Currently, no deputy chairman of the management board has been appointed.

The present members of our management board are as follows:
Wolfgang Dondorf
     Wolfgang Dondorf (age 62), Chairman of the Management Board, responsible for Development, Manufacturing, Sales & Marketing and Public Relations, was appointed Managing Director of the Company in July 1994 and has been a member of the management board since 1996 for a five-year term, renewed in 2001. From 1989 to 1994, Mr. Dondorf served as Managing Director of King Plastic GmbH, a plastic components manufacturing company. He has also served as Managing Director of Pulsotronic GmbH from 1982 to 1989, Starkstrom Gummersbach GmbH from 1979 to 1982, and Sprague Electric Inc. from 1971 to 1979. Mr. Dondorf received a master’s degree in electrical engineering (Dipl.-Ingenieur) from RWTH Aachen.
Manfred Bender
     Manfred Bender (age 40), was appointed at April 1, 2004 as Chief Financial Officer and responsible for Finance/Controlling, Information Technology, Customer Service, Logistics and Human Resources. He graduated with a degree in business economics (Dipl.-Betriebswirt) from Fachhochschule Giessen-Friedberg, joined the Company in 1998 and was responsible for the Finance and Controlling Department through March 31, 2004. From August 2001 through March 2004 the Management Board granted Mr. Bender a special power of attorney (Prokura), which grants him the authority to bind the Company with any other member of the management board. Prior to 1998, he served as Controller, Internal Auditor and IT-Manager for Schunk GmbH, a multinational industrial group.
Supervisory Board (Aufsichtsrat)
     In accordance with our articles of association, the supervisory board consists of six members, four of whom are elected by the shareholders at a general meeting in accordance with the provisions of the German Stock Corporation Law, and two of whom are elected by the employees in accordance with the Labor Management Relations Act (Betriebsverfassungsgesetz 1952).
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
The members of our supervisory board are each elected for a term of five years (the term expires at the end of the general meeting of shareholders in which the shareholders discharge the supervisory board member for the fourth fiscal year following the year in which such member was elected). The terms of the current members of the supervisory board will end as of the date of the general shareholder’s meeting to be held at May 31, 2006.
The supervisory board held four meetings in 2005. The business address of the members of our supervisory board is the same as our business address, which is Berliner Strasse 43, Asslar.

The following individuals are members of the Supervisory Board:

Name	Age	Principal Occupation
Dr. Michael Oltmanns (Chairman)	49	Attorney at Law and Tax Consultant Law Offices of Menold Bezler, Stuttgart, Germany First elected: 1996 Chairman since 2001

Further supervisory board posts held by Dr. Oltmanns:		HPC AG, Weinheim (Chairman) Merkur Bank KGaA, Munich/Germany (Vice Chairman) Jetter AG, Ludwigsburg (Chairman) Scholz AG, Essingen (Chairman)

Prof. Dr. Klaus-Jürgen Kügler (Vice Chairman)	55	Dean (Professor) at Giessen-Friedberg Technical University, Giessen, Germany First elected: 2001

Michael J. Anderson	48	Managing Director of Bank of America Securities, New York, United States First elected: 1996

Götz Timmerbeil	38	Certified Public Accountant and Tax Consultant, Gummersbach, Germany First elected: 2001

Günter Schneider	62	Chairman of the Pfeiffer Vacuum Works Council, elected by the employees First elected: 1996

Edgar Keller	50	Member of the Pfeiffer Vacuum Works Council, elected by the employees First elected: 2001
Committees of the Supervisory Board:
     The supervisory board has established and maintains the following committees responsible for audit and compensation matters:
Audit Committee:
     In accordance with the Sarbanes-Oxley-Act the Company installed in March 2003 an audit committee. The following individuals are members of the audit committee:

Name	Age	Principal Occupation
Götz Timmerbeil (Chairman and Financial Expert)	38	Certified Public Accountant and Tax Consultant

Dr. Michael Oltmanns	49	Attorney at Law and Tax Consultant

Michael J. Anderson	48	Managing Director of Bank of America Securities

The audit committee nominates our independent auditors and our supervisory board recommends their appointment at the annual general meeting of our shareholders. After our shareholders appoint the independent auditors, the audit committee formally engages them, determines their compensation and reviews the scope of the external audit. The audit committee also reviews our annual and quarterly reports and financial statements, taking into account the results of the audits and/or reviews performed by the independent auditors. The committee also maintains procedures for dealing with complaints regarding accounting, internal controls or auditing matters and procedures for the confidential and anonymous submission of communications from employees of the company concerning questionable accounting and auditing matters.
Administration Committee:
     Our Administration Committee addresses, among other things, “consent to contracts with members of the Supervisory Board”. The following individuals are members of the administration committee:

Name	Age	Principal Occupation
Dr. Michael Oltmanns (Chairman)	49	Attorney at Law and Tax Consultant

Prof. Dr. Klaus-Jürgen Kügler	55	Dean (Professor) at Giessen-Friedberg Technical University

Michael J. Anderson	48	Managing Director of Bank of America Securities
Management Board Committee:
     Our Management Board Committee is responsible for personnel matters relating to the members of the management board. It decides independently and without influence as to whether the members of the management board receive a variable compensation element in addition to the fixed element. The management board committee currently uses the following procedure in stipulating the variable salary element (which is closely linked to the management board member’s performance and the Company’s success): The percentage change in sales and income before and after taxes relative to the year before is determined. The variable element from the previous year is then multiplied by this combined factor. The following individuals are members of the management board committee:

Name	Age	Principal Occupation
Dr. Michael Oltmanns (Chairman)	49	Attorney at Law and Tax Consultant

Prof. Dr. Klaus-Jürgen Kügler	55	Professor at Giessen-Friedberg Technical University

Götz Timmerbeil	38	Certified Public Accountant and Tax Consultant
B.    Compensation
     The aggregate amount of compensation paid during the year ended December 31, 2005 to all members of our management board, as a group, for services in all capacities, was € 1.1 million, including a fixed component amounting to € 0.5 million and a variable component amounting to € 0.6 million. Benefits upon termination of employment of the management board members do not exist.
The fixed compensation paid to the members of our supervisory board (including the audit committee), as a group, during the year ended December 31, 2005, amounted to K€ 75 (without any variable component).
The aggregate amount we set aside or accrued during the year ended December 31, 2005 to provide pension, retirement or similar benefits for all members of our supervisory board and our management board, as a group, was € 0.4 million.

C.    Board Practices
     The Company has entered into service agreements with both members of our management board. Base salaries are established based on a comparative analysis of base salaries, paid by similarly situated industrial companies. Additional annual bonuses are determined in relation to the profitability of the Company. They are expressed as a percentage of base salary and may be adjusted, upward or downward, based on our profitability.
Mr. Günter Schneider and Mr. Edgar Keller, two members of our supervisory board, also have employment contracts with the Company, in their capacity as employees. Mr. Schneider and Mr. Keller were elected by the Company’s employees to the supervisory board in accordance with the Labor Management Relations Act (Betriebsverfassungsgesetz 1952). Their employment contracts are standard-form contracts governed by the terms of a collective wage agreement between the labor union representing certain of the Company’s employees and an employer’s association representing the Company and other companies in the industry. As stipulated in the collective wage agreement, there are no benefits payable to Mr. Schneider or Mr. Keller upon termination of their employment contracts. Please see Item 6. D. “Employees” below for more information about the collective wage agreement. We have not entered into any other service contracts with these two members of our supervisory board. See also Item 6. A. Directors, Senior Management and Employees.
D.    Employees

	December 31,
	2005	2004	2003	2005	2004	2003
	Germany			Foreign Countries
Production	277	280	276	55	57	58
Research and Development	76	81	77	—	—	2
Selling and Marketing	102	98	103	96	92	91
Administration	55	55	64	30	33	34

Total	510	514	520	181	182	185

     As of December 31, 2005, we employed 691 people, 510 of which are in Germany and 181 of which are in other countries. Thus, the number of people in continuing operations is about on the same level as in 2004.
The Company pays employees at its German locations either on the basis of the general collective-bargaining agreement for the metalworking and electrical engineering industries or at higher pay scales, and observes codetermination principles.
Effective March 1, 2006, the new single-status payscale agreement (ERA) instituted under the collective bargaining agreement was introduced at corporate Headquarters in Asslar, Germany. The ERA is a consistent payscale framework system for blue collar, technical and business white collar employees and eliminates differentiation in wage and salary groups. Moreover it also provides consistency for the other working conditions stipulated under the collective bargaining agreement. Entitlements stipulated under the collective bargaining agreement are assured on a zero-sum basis. The new single-status payscale agreement is not anticipated to result in any additional costs.
There is good collaboration between the Employee Council and Management. We have not had any work stoppages during the last ten years.
In 2005, all employees again shared in the Company’s success in the form of a pay bonus. A growth-based bonus system provides additional incentive to the staff of the sales organization. Executives at corporate headquarters have a variable income element that is coupled to the achievement of the Company’s operating profit target.
In Germany, Pfeiffer Vacuum offers its employees various Company pension options: A funded supplemental retirement benefit corporation, direct insurance and a pension fund. By enabling a portion of the employee’s income to be earmarked for this purpose, it is possible to build a tax-advantaged supplementary old-age pension that is matched to the individual’s needs.

Employees who joined the Company prior to June 1996 are additionally entitled to a Company-funded pension. Since year-end 2003, the Company’s pension obligations under agreements relating to the Company-funded old-age pension have been held in an asset management trust in the form of a registered association, Pfeiffer Vacuum Trust e. V. For further information relating to the pensions please see Note 13 of the Consolidated Financial Statements “Pension Benefits and Similar Obligations.”
Various pension plans that conform to country-specific conditions are in place at the sales subsidiaries.
During 2005, eight employees took advantage of the opportunity to gradually transition into retirement under a part-time contract for near retirees. This enabled us to offer trainees permanent jobs upon passing their final examination.
E.    Share Ownership
     The following table includes certain information known to the Company with respect to beneficial ownership of the Company’s Ordinary Shares as of December 31, 2005 by all members of the supervisory board and the management board:

Title of	Identity of	Numbers	Percent of
Class	Person or Group	Owned	Class
	Supervisory Board

Ordinary Shares	Dr. Michael Oltmanns	100	0.0%
Ordinary Shares	Michael J. Anderson	0	0.0%
Ordinary Shares	Prof. Dr. Klaus-Jürgen Kügler	0	0.0%
Ordinary Shares	Götz Timmerbeil	0	0.0%
Ordinary Shares	Edgar Keller	0	0.0%
Ordinary Shares	Günter Schneider	80	0.0%

Title of	Identity of	Numbers	Percent of
Class	Person or Group	Owned	Class
	Management Board

Ordinary Shares	Wolfgang Dondorf	13,700	0.2%
ADRs	Wolfgang Dondorf	200	0.0%
Ordinary Shares	Manfred Bender	140	0.0%
Convertible Bonds	Manfred Bender	350	0.0%
Stock-based Compensation Plans
     The purpose of our employee participation programs is to provide compensation and motivate the management and some key employees by providing them with an opportunity to share in the Company’s stock price development.
In prior years, when stock option plans were not allowed under German law, the use of convertible bonds was common practice among German public companies. Our employee participation program utilizes convertible bonds in lieu of stock options. Under this program, the Company provides an employee a loan to purchase a Company-issued convertible bond. The loan and the nominal value of the convertible bond are equal to each other (and to what would be the exercise price in the case of a stock option), and the interest rate on the loan is equal to the interest rate on the convertible bond. Accordingly, there is no out-of-pocket cost to the Company or to the employee for either the loan or the convertible bond (as in the case of a stock option).

     The employee may then exercise her/his right to convert the bond to Company stock (equivalent to the exercise of a stock option) by repaying the loan to the Company for the nominal value of the convertible bond (which is equal to what would be the exercise price in the case of a stock option).
Employee Participation Program, Term: 2000 through 2005
     Within the scope of an employee participation program, in July 2000 we issued 4,400 convertible bonds having an aggregate principal amount of € 0.6 million to members of management and certain salaried employees of the Company in Germany and other countries. The final conversion date was December 9, 2005. No bonds were converted under this plan. The Company redeemed the convertible bonds on December 10, 2005.
Employee Participation Program, Term: 2002 through 2007
     Within the scope of a further employee participation program, on July 7, 2002, we issued 4,600 convertible bonds having an aggregate principal amount of € 0.6 million to members of management and certain salaried employees of the Company in Germany and other countries.
The conversion feature entitles the bearer to convert each bond into 50 no-par ordinary shares of Pfeiffer Vacuum. The conversion price is based upon 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to issuance. The conversion price for the July 2002 issue was set at € 42.86 per share. There were 180,000 and 190,000 option shares, relating to the convertible bonds for the 2002 issue outstanding at December 31, 2005, and December 31, 2004, respectively. Fair value at the date of grant was € 10.35 per ordinary share option. Each holder of convertible bonds could convert up to 30% of such bonds to ordinary shares subsequent to the Annual Shareholders’ Meeting in 2004, up to 60% following the Annual Shareholders’ Meeting in 2005 and can convert up to 100% following the Annual Shareholders’ Meeting in 2006. The final conversion date is December 9, 2007. Conversion is only possible during specific periods of time.
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
There is a right of setoff for both, principal and interest between the loan and the bond. Employee loans granted under this program amounted to € 313,600 as of December 31, 2005.
As of December 31, 2005, employees had forfeited 1,000 of these convertible bonds having an aggregate principal value of € 128,000 and repaid the corresponding employee loans. For further information please read Note 12 to our Consolidated Financial Statements “Stock-Based Compensation.”
Item 7.    Major Shareholders and Related Party Transactions
A.    Major Shareholders
     To our best knowledge we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any natural or legal persons, severally or jointly. 100% of our shares/ADRs are broadly held (free-float).

The following table includes certain information known to us with respect to beneficial ownership of 5% or more of the Company’s Ordinary Shares:

Title of	Identity of	Amount	Percent of
Class	Person or Group	Owned	Class
		December 31, 2005

Ordinary Shares	Arnhold and S. Bleichroeder Advisors, LLC, New York/U.S.A.	914,400	10.52%
Ordinary Shares	Harris Associates L.P., Chicago/U.S.A.	864,077	9.94%
Ordinary Shares	Artisan Partners Ltd., Milwaukee/U.S.A.	606,579	6.98%

		December 31, 2004

Ordinary Shares	Harris Associates L.P., Chicago/U.S.A. Arnhold and S. Bleichroeder Advisors, LLC,	893,320	10.28%
Ordinary Shares	New York/U.S.A.	450,002	5.18%

		December 31, 2003

Ordinary Shares	Harris Associates L.P., Chicago/U.S.A.	901,373	10.37%
Ordinary Shares	Arnhold and S. Bleichroeder Advisors, LLC, New York/U.S.A.	450,002	5.18%
These shareholders have the same voting rights as any other holder of our ordinary shares/ADRs.
B.    Related Party Transactions
     Pfeiffer Vacuum did not enter into transactions with related parties in the year ended December 31, 2005, and is not presently proposing to enter into transactions with related parties, that are material either to the Company or any related party, or that are unusual in their nature of conditions. In addition, there are no related party loans outstanding at December 31, 2005.
Aligned with our employee participation program we granted our employees loans amounting to € 0.3 million. For further information please refer to Note 12 to our Consolidated Financial Statements “Stock-Based Compensation.”
C.    Interests of Experts and Counsel
     Not applicable.

Item 8.    Financial Information
A.    Consolidated Statements and Other Financial Information
     See Item 18 “Financial Statements.”
Export Sales
     In 2005, we exported approximately € 36.2 million or 22.7% of our products manufactured in Germany to the United States and € 80.7 million or 50.6% to other countries. For detailed information please see Item 5. A. Operating Results — Management Discussions and Analyses of Financial Condition and Result of Operations — Net sales from continuing operations.
Legal Proceedings
     In our normal course of business, we are subject to various legal proceedings and claims. We believe that the matters we are aware of will not have a material effect on our financial condition or results of operations. We are not aware of any unasserted claims that may have an adverse effect on our financial condition or results of operation.
Policy on Dividend Distributions
     The management board proposes dividends based on Pfeiffer Vacuum Technology AG’s year-end unconsolidated financial statements. Aggregate cash dividend of € 0.90 per ordinary share was approved and paid in 2005. In 2004 an aggregate cash dividend of € 0.70 per ordinary share was approved and paid.
Involving a distribution volume of € 11.7 million, the proposal by the management and supervisory boards relating to the appropriation of retained earnings will also call for our shareholders to again participate disproportionately in the Company’s success in 2005. A cash dividend of € 1.35 per share of no-par stock has been proposed and is expected, upon final approval by the shareholders of the Company, to be paid in 2006. 51.6% of the Company’s net income of € 22.7 million will thus be distributed to our shareholders.
The Company has declared an annual dividend since 1998.
B.    Significant Changes
     Not applicable.

Item 9.    The Offer and Listing
Items 9.A.1-3, and 5-7, B, D, E, and F are not applicable.
A.    Offer and Listing Details
4.    Market Price Information
Trading of our ADRs on the New York Stock Exchange since July 16, 1996
(International Securities Identification Number: ISIN US7170671025 — Stock Symbol: PV)
     The table below sets forth, for the periods indicated, the high and low closing sales prices in U.S. dollars for the ADRs on the NYSE, as reported on the NYSE Composite Tape.

	Price per ADR
	High	Low
	($)
2001	48.00	22.50
2002	37.53	16.50
2003	36.33	18.75

2004
First Quarter	43.50	31.75
Second Quarter	41.00	35.99
Third Quarter	41.99	36.03
Fourth Quarter	45.79	38.00

2005
First Quarter	53.49	41.62
Second Quarter	54.25	46.00
Third Quarter	50.73	45.67
Fourth Quarter	55.40	49.50

2005
Month of July	48.43	45.67
Month of August	50.73	48.72
Month of September	50.25	48.75
Month of October	53.03	49.50
Month of November	51.79	49.82
Month of December	55.40	49.90

2006
Month of January through 31	58.19	53.81
On January 31, 2006, the closing sales price per ADR was $54.28 as reported on the NYSE Composite Tape. This price was equivalent to € 44.83 per ADR, translated at the noon buying rate for euros on that date. For additional information regarding rates of exchange between the U.S. dollar and the euro, please refer to “Exchange Rate Information” in Item 3. “Key Information.”
The average daily volume of our Ordinary Shares traded at the NYSE during 2005 was 1,274. Such number is reported on the NYSE Composite Tape.

Trading of Ordinary Shares on the Frankfurt Stock Exchange since April 15, 1998
(International Securities Identification Number: ISIN DE0006916604 — Stock Symbol: PFV)
     Our Ordinary Shares are listed and principally traded outside the United States on the Frankfurt Stock Exchange, where high and low closing sales prices have been expressed in euros since January 1, 1999.
The table below presents, for the periods indicated, the high and low closing sales prices in euros for the Ordinary Shares on the Frankfurt Stock Exchange, based on the exchange from euros to U.S. dollars at the Noon (Buying) Rate, in each case as in effect on the last trading day of the periods presented.

	Price per Ordinary Share
	High	Low	High	Low
	€	€	$	$
2001:	51.36	24.40	45.28	22.37

2002:	41.80	15.80	36.42	15.56

2003:	30.65	16.60	35.83	18.10

2004:
First Quarter	35.01	25.40	42.81	31.06
Second Quarter	34.85	29.15	42.36	35.43
Third Quarter	34.84	28.66	42.99	35.36
Fourth Quarter	35.15	29.17	47.94	39.79

2005:
First Quarter	40.09	31.60	51.96	40.96
Second Quarter	42.39	35.47	51.08	42.74
Third Quarter	41.75	38.00	50.30	45.79
Fourth Quarter	47.25	40.81	55.92	48.29

2005:
Month of July	40.26	38.00	48.67	45.94
Month of August	41.45	39.08	50.55	47.66
Month of September	41.75	39.56	50.30	47.67
Month of October	44.40	40.81	53.47	49.14
Month of November	43.80	41.37	51.57	48.70
Month of December	47.25	42.25	55.92	50.00

2006:
Month of January	48.70	44.45	40.22	36.71
     On January 31, 2006, the closing sales price per Ordinary Share on the Frankfurt Stock Exchange, as reported by Deutsche Börse was € 45.42.
     The average daily volume of our Ordinary Shares traded at the Frankfurt Stock Exchange during 2005 was 18,399. Such number is based on monthly turnover statistics supplied by the Frankfurt Stock Exchange.
C.    Markets
General
     Since July 16, 1996 our American Depositary Receipts, each representing one Ordinary Share, have been listed on the New York Stock Exchange and trade under the symbol PV. The depositary for the ADRs was until March 12, 2002 the Bank of New York, since March 13, 2002 it has been the Deutsche Bank Trust Company Americas in New York.
Our Ordinary Shares have been listed and principally traded since April 15, 1998 on the Deutsche Börse Stock Exchange in Frankfurt (Prime Standard). Since March 24, 2003 we belong to the TecDax Index and hold a strong mid-field position in this technology index in term of market capitalization.

Item 10.    Additional Information
A.    Share Capital
     Not applicable.
B.    Memorandum and Articles of Association
Registration, Objects and Purposes of the Company
     Pfeiffer Vacuum Technology AG is a stock corporation (Aktiengesellschaft) organized under the Stock Corporation Law (Aktiengesetz) of the Federal Republic of Germany. Our registered office is in Asslar, Germany and we are registered in the commercial register of the local court of Wetzlar, Germany under the number HR B 44.
According to § 2 of our Articles of Association, the objects and purposes of the Company are the development, planning, design, manufacture, application, sale and distribution of technical plant and equipment, in particular those labeled “Pfeiffer Vacuum Technology” and trademarked “Pfeiffer,” as well as foreign and domestic equity investments.
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
The Supervisory Board
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
The compensation of members of the management board is determined by the supervisory board (§ 87 (1) of the German Stock Corporation Law). According to § 11 of the Company’s articles of association, the general shareholders’ meeting determines the compensation of the members of the supervisory board.
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
For further information please refer to Item 6. “Directors, Senior Management and Employees.”
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
Under the German Stock Corporation Law (§ 186 (1)), an existing shareholder in a stock corporation has a preferential right to subscribe for issues by such corporation of shares, debt instruments convertible into shares, debt instruments with warrants attached and participating debt instruments in proportion to the shares held by such shareholder in the existing share capital of such corporation. The German Stock Corporation Law provides that this preferential right can only be excluded in certain limited circumstances and in the same shareholder resolution authorizing the capital increase (§ 186 (3)).
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

Authorized Capital I pursuant to § 5, Sub-para. 5, of the Bylaws in the amount of € 8,640,000.00 and Authorized Capital II pursuant to § 5, Sub-para. 6, of the Bylaws in the amount of € 2,160,000.00 had expired effective June 5, 2005. In the past, neither any nor all of these authorizations were utilized. In order to maintain the Company’s freedom of action with respect to potential increases of capital, new authorized capital in the amount of € 11,251,968.00 — representing 50 % of the share capital existing at the time of the resolution — is to be created.
In the annual shareholders’ meeting at June 8, 2005 the following resolutions on the creation of new authorized capital, with the existing authorized capital being revoked was approbated:
The management board is authorized, subject to the consent of the supervisory board, to increase the Company’s share capital one or more times through the issuance of new no-par bearer shares of stock in consideration of contributions in cash and/or in kind by up to a total of € 11,251.968.00, representing 50% of the existing share capital on June 8, 2005, the date of the shareholders’ resolution (authorized capital). Said authorization shall be valid through June 7, 2010.
Should shares be issued in consideration of contributions in kind, the management board is authorized, subject to the consent of the supervisory board, to exclude the right of subscription of the shareholders in the amount of up to € 2,250,393.60, representing 10% of the share capital existing at the time of the resolution.
Should the share capital be increased in consideration of contributions in cash, the shareholders are granted a right of subscription. However. the management board is authorized, subject to the consent of the supervisory board, to exclude the right of subscription of the shareholders should the issue price not be materially lower than the trading price of the Company’s shares vested with the same entitlements. However, said authorization is subject to the stipulation that said shares issued under exclusion of the right of subscription pursuant to § 186, Sub-para 3, Sent. 4, German Stock Corporation Act, do not exceed a total of 10% of the share capital, neither at the time said authorization goes into effect nor at the time it is exercised. Included in said limitation to 10 % of the share capital are those shares
•	that have been or might potentially be issued in the future to cover bonds containing conversion or option rights if said bonds have been or will be issued subject to the exclusion of the right of subscription analogously to § 186, Sub-para. 3, Sent. 4, German Stock Corporation Act, under an authorization in force at the time said authorization goes into effect or under an authorization replacing it;

•	that are sold as treasury shares subject to the exclusion of the right of subscription of the shareholders pursuant to § 186, Sub-para. 3, Sent. 4, German Stock Corporation Act under an authorization in force at the time said authorization goes into effect or under an authorization replacing it.
The management board is also authorized, subject to the consent of the supervisory board, to exclude the right of subscription of the shareholders for the purpose of issuing new shares to employees of Pfeiffer Vacuum GmbH up to a proportionate amount of € 500,000.00. The management board is further authorized, subject to the consent of the supervisory board, to exclude residual amounts from the right of subscription of the shareholders.
Moreover, the management board is authorized, subject to the consent of the supervisory board, to define the further content of the rights vested in the shares and the terms and conditions of issuance of the shares.
Dividends
     Shareholders share in the Company’s profits pro rata in accordance with their holding of Ordinary Shares in the Company (§ 60 German Stock Corporation Law). However, the Company may decide on a different profit participation of new shares issued following a capital increase (§ 5 (4) of the Articles of Association of the Company). Shareholders participate in the Company’s profits in the form of dividends.
Dividends are paid following approval by shareholders at the annual general meeting of shareholders. Dividends are paid upon presentation of the relevant dividend coupon (Dividendenschein) to the Company or the paying agent or agents appointed from time to time by the Company. If the Ordinary Shares which are entitled to dividend payments are held in a clearing system, the dividends will be paid in accordance with the rules of such clearing system. Notice of the dividends paid and appointment of the paying agent or agents for this purpose will be published by the Company in the electronic German Federal Gazette (Bundesanzeiger).

Voting Rights
     The shareholders vote on a recommendation made by the management board and supervisory board as to the amount of dividend which should be paid. Under German law, dividends are payable from balance sheet profits (Bilanzgewinn). In determining the annual financial statements (including the balance sheet profit), the management board and the supervisory board are, in accordance with German law, required to appropriate a certain portion of the Company’s annual surplus (Jahresüberschuss) to reserves until such “statutory” reserves amount in the aggregate to 10% of the Company’s share capital. In addition, the management board and the supervisory board may appropriate up to 50% of the Company’s annual surplus (after deduction of any loss carried forward and after appropriation to “statutory” reserves) to voluntary reserves. Further, pursuant to § 16 of the Company’s Articles of Association, the remaining 50% of the Company’s annual surplus may also be appropriated to voluntary reserves, unless the voluntary reserves exceed or would exceed (after appropriation) 50% of the Company’s share capital. Thus, the balance sheet profit available for payment as a dividend is reduced by the aggregate amount of any such appropriation.
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
In accordance with the German Stock Corporation Law (§ 271), upon a liquidation of the Company, liquidation proceeds remaining after paying off all of the Company’s liabilities would be distributed among holders of Ordinary Shares in proportion to the total nominal value of the shares held by each holder. Distribution of liquidation proceeds may not occur until the first anniversary of the third publication of the liquidation in the Federal Gazette.
The Articles of Association of the Company do not permit the redemption of shares. However, the Company may redeem shares in lieu of an ordinary capital decrease pursuant to the German Stock Corporation Law (§§ 237-239).
The Articles of Association of the Company do not include sinking fund provisions.
Shareholders are not liable to further capital calls by the Company in the form of capital increases or otherwise.
Pursuant to the German Stock Corporation Law (§ 53a) discrimination of shareholders is prohibited and the Articles of Association of the Company do not contain provisions that discriminate against shareholders with substantial shareholdings.
Change of Shareholders’ Rights
     Amendments of the articles of association may be proposed either jointly by the supervisory board and the management board or by a shareholder or group of shareholders holding a number of ordinary shares having, in the aggregate, a minimum nominal value of € 0.5 million. A resolution amending the articles of association must be passed by a majority of the votes cast and at least a majority of the nominal capital represented at the meeting of shareholders at which the resolution is considered, unless the German Stock Corporation Law requires that the resolution be passed by at least three-quarters of the nominal capital represented at the meeting as described earlier in this Item 10.B. “Memorandum and Articles of Association.”

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
German Corporate Governance Code Declaration
     Pursuant to § 161 of the German Stock Corporation Act, the management and supervisory boards issued the statement of compliance for the year 2005 in December 2005. With the following exceptions, this statement reflects compliance with the recommendations of the German Corporate Governance Code Government Commission:
•	No agreement was able to be reached in negotiations with our D & O insurance carrier to obtain a lower premium if a deductible is arranged. The Company will therefore not arrange for a deductible. A deductible would not improve the overall motivation and sense of responsibility of the management and supervisory boards. Both the management and supervisory boards work to the benefit of the enterprise (Point 3.8 of the Code).

•	The compensation paid to the members of the management board has in the past been and presently still is stated collectively in the Consolidated Annual Report (Point 4.2.4 of the Code).

•	The members of the supervisory board have in the past received and presently still receive fixed compensation, which does not contain any performance-related variable income elements. Their compensation is stated collectively in the Consolidated Annual Report (Point 5.4.5 of the Code).
The full text of the Code is available at the following Internet address: www.corporate-governance-code.de
NYSE Comparison
     Due to its listing on the New York Stock Exchange, Point 303A.11 of the New York Stock Exchange Listed Company Manual requires Pfeiffer Vacuum Technology AG to disclose the differences between U.S. corporations listed on the New York Stock Exchange and Pfeiffer Vacuum Technology AG in questions relating to corporate governance.
We have provided an actual English-language summary comparison of the differences on our Internet site under Investor Relations/Corporate Governance.
C.    Material Contracts
     The Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business, to which it or any of its subsidiaries is a party, for the two years immediately preceding the publication of this document.

D.    Exchange Controls
     The euro is a fully convertible currency. There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions (except in limited embargo circumstances) that would prevent us from transferring capital or paying dividends or other payments to our shareholders who are non-residents of Germany. There are, however, limited reporting requirements regarding transactions involving cross-border monetary transfers.
E.    Taxation
Taxation
     In this section we discuss the material United States federal income and German tax consequences to you if you:
•	are a beneficial owner of some of our ordinary shares/ADR;

•	are holding some of our ordinary shares/ADR as a capital asset;

•	are a resident of the United States for purposes of the United States — Germany income tax treaty (the ''Income Tax Treaty’’), which generally includes: an individual U.S. resident; a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a U.S. resident, either in its hands or in the hands of its partners or beneficiaries;

•	are not holding any of our ordinary shares/ADR as part of the business property of your permanent establishment in Germany or, if you are an individual, as part of your fixed base in Germany that you use to perform independent personal services; and

•	are not subject to the limitation on benefits restrictions in the Income Tax Treaty, if you are not an individual.
We have based our discussion on existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this Annual Report. These tax laws are subject to change, possibly with retroactive effect. Our discussion does not address all aspects of United States federal income and German taxation that may be relevant to you in light of your particular circumstances. For example, our discussion does not address tax consequences resulting from shares acquired pursuant to the exercise of an employee stock option or shares otherwise received as compensation and it does not include tax consequences to shareholders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations, broker-dealers and corporations that own 10% or more of our ordinary shares). The discussion also does not address any aspects of state, local or non-United States tax law other than some aspects of German tax law.
We strongly urge you to consult your tax advisor as to the United States federal income and German tax consequences and any other tax consequences of holding our ordinary shares/ADR. You should also discuss with your tax advisor any facts and circumstances that may be unique to you.
Withholding Tax on Dividends
     German law requires German corporations, including Pfeiffer Vacuum Technology AG, to withhold German tax on dividends paid to non-resident stockholders at a total effective rate of 21.1% (consisting of a 20% withholding tax and an effective 1.1% surcharge). You can obtain a partial refund of this 21.1% aggregate German withholding tax under the Income Tax Treaty. Generally, United States federal income tax law requires you to pay taxes on dividends you receive from a German corporation. You may be permitted to claim a foreign tax credit for German income taxes that you paid on the dividend to the extent that you are not entitled to a refund for those taxes from the German tax authorities.

The Income Tax Treaty reduces the German withholding tax rate from 21.1% to 15% of the gross amount of the dividend you receive from a German corporation. Therefore, you may apply for a refund of German withholding tax in an amount equal to 6.1% of the gross amount of the dividend you received (21.1% aggregate German withholding tax rate minus 15% Income Tax Treaty withholding tax rate). Thus, each $1,000 of gross dividend paid to you will be subject to a German withholding tax of $211, of which $61 may be refunded to you under the Income Tax Treaty. Assuming you receive the $61 refund, you will receive in total $850 of cash for each $1,000 of gross dividend ($789 directly and $61 by way of refund). The United States federal income tax rules will treat you as if you received a total dividend of $1,000, and you will have to include $1,000 in your gross income. You may also be entitled to a foreign tax credit, subject to applicable limitations of United States federal income tax law. You must include Pfeiffer Vacuum’s euro-denominated dividends in your gross income in a dollar amount that is based on the exchange rate on the date you receive or are treated as having received the dividends. If you convert these dividends into dollars on the date you receive or are treated as having received the dividends, you should not be required to recognize foreign currency gain or loss on the dividend. You may, however, be required to recognize foreign currency gain or loss on your receipt of refunds of German withholding tax to the extent that (A) the dollar value of the refund you received or were treated as having received differs from (B) the dollar equivalent of the refund on the date you received or were treated as having received the underlying dividend. United States federal income tax rules treat any such foreign currency gain or loss as ordinary income or loss.
Withholding Tax Refund Procedures
     To claim the refund reflecting the current reduction of the German withholding tax from 20% to 15% and the refund of the effective 1.1% German surcharge, when applicable, you must submit a claim for refund, together with documentation of the tax withheld and certification of your last filed U.S. federal income tax return, to the German tax authorities, within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundeszentralamt für Steuern, Dienstsitz Bonn, An der Küppe 1, 53225 Bonn, Germany.
The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Additionally, the form can be downloaded from the following website:
http://www.bzst.de/003_menue_links/008_kapertragsteuer/084_ausl_antragsteller/843_vordruck/004_E_USA.pdf.
Shareholders/ADR-holders must also submit to the German tax authorities certification (IRS Form 6166) of their last filed United States federal income tax return. Such certification is valid for three years so that in case of subsequent applications it only needs to be resubmitted in the fourth year. To apply for certification, you must file IRS Form 8802. If, after processing the Form 8802, IRS determines that you are eligible for U.S. residency certification, you will receive Form 6166, a computer-generated letter. Form 8802 can be obtained from the Internal Revenue Service — Philadelphia Accounts Management Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. (Additional information, including IRS Publication 8802, can be obtained from the Internal Revenue Service website at http://www.irs.gov/pub/irs-pdf/f8802.pdf). The Internal Revenue Service will send the certification directly to the German tax authorities if you authorize the Internal Revenue Service to do so.
If you receive a refund attributable to reduced withholding taxes under the Income Tax Treaty you may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the U.S. dollar value of the refund received or treated as received by you differs from the U.S. dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by you.
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

A foreign corporation is a qualified foreign corporation for these purposes if:
•	it is eligible for benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service determines is satisfactory for these purposes and that includes an exchange of information program, or

•	the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States.
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
If you sell or otherwise dispose of your Pfeiffer Vacuum ordinary shares/ADR, you will recognize a capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and the adjusted tax basis in those shares. If you are an individual and have held the Pfeiffer Vacuum ordinary shares/ADR for more than 12 months, the capital gain will generally be subject to a maximum United States federal income tax rate of 15%.
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
F.    Dividends and Paying Agents
     Not applicable.
G.    Statement by Experts
     Not applicable.

H.    Documents on Display
     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission (the “SEC”). The materials, including this Annual Report on Form 20-F and exhibits thereto may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549 and at the Commission’s regional offices, at prescribed rates. The SEC also maintains a website at “www.sec.gov” that contains reports and other information regarding registrants that file electronically with the Commission. Our Annual Report and some of the other information submitted by the Company to the SEC may be accessed through this website.
As required by German law, we file our Consolidated Financial Statements in accordance with U.S. GAAP in the English and German languages with Deutsche Börse AG.
Additionally, Pfeiffer Vacuum’s Annual Report (Geschäftsbericht) in English and German language and the Annual Report on Form 20-F is available from the Company’s internet site (http://www.pfeiffer-vacuum.net).
I.    Subsidiary Information.
     Not applicable.
Item 11.    Quantitative and Qualitative Disclosures about Market Risk
     The global nature of our businesses exposes us to market risks resulting from changes in foreign currency exchange rates and interest rates. Accordingly, changes in foreign currency exchange rates and interest rates may adversely affect our operating results and financial condition. We seek to manage and control these market risks primarily through our regular operating and financing activities and evaluate it by monitoring changes in key economic indicators and market information on an ongoing basis. In addition, associated with our business operations, we are exposed to commodity price risks.
Any market sensitive instruments, including equity and interest bearing securities, that our pension trust holds are not included in this quantitative or qualitative analyses. Please refer to Note 13 of the Consolidated Financial Statements “Pensions Benefits and Similar Obligations.” For a description of accounting for derivative financial instruments please refer to Note 17 of the Consolidated Financial Statements “Financial instruments.”
Exchange Rate Risk
Transaction Risk and Currency Risk Management
     The global nature of our businesses expose our operations and reported financial results and cash flows to the risk arising from fluctuations in the exchange rates of the dollar, the euro, and other world currencies. Our businesses are exposed to transaction risk whenever we have revenues in a currency that is different from the currency in which we occur the costs of generating those revenues. Once we convert the revenues into the currency in which we incur the costs, the revenues may be inadequate to cover the costs if the value of the currency in which we generated the revenues declined in the interim relative to the currency in which we incurred the costs. This risks exposure primarily affects our segment Germany, which generates a part of its revenues in foreign currencies, primarily U.S. dollar, and incurs manufacturing costs primarily in euros.
The portion of the Company’s forecasted foreign currency sales that are not covered by its hedging activities would be adversely affected by a devaluation of foreign currencies relative to the Euro. A hypothetical, simultaneous, instantaneous, and unfavorable ten percent decrease in the value of the U.S. Dollar relative to the Euro would result in a decline in the Company’s forecasted sales denominated in U.S. Dollars for the first six months of 2006 of an amount equal to approximately € 0.9 million. The foregoing calculations are based on the assumption that sales in the first six months of 2006 will be equal to the Company’s sales in the six month period that ended on December 31, 2005.

Effects of Currency Translation
     Some of our subsidiaries are located outside the euro zone. Since our financial reporting currency is the euro, we translate the income statements of these subsidiaries into euros for including their financial result in the Consolidated Financial Statements. Period-to-period changes in the average exchange rate for a particular country’s currency can significantly effect the translation of both revenues and operating income denominated in that currency into euros. Unlike the effect of exchange rate fluctuations on transaction exposure, the exchange rate translation risk does not affect local currency cash flows.
We have assets and liabilities outside the euro zone. This assets and liabilities are denominated in local currencies and reside primarily in our sales subsidiary in the U.S. When we convert net asset values into euros, currency fluctuations result in period-to-period changes in those net asset values. Our equity position reflects these changes. Generally, we do not hedge against this type of risk.
Foreign Currency Exchange Risk
     Our principal foreign currency exchange risk involves primarily changes in the value of the euro relative to the U.S. dollar. Approximately 37% (2004: 38%) of our sales are denominated in currencies other than the euro.
The table below shows the percentage of sales denominated in foreign currencies for the years ended December 31, 2005 and 2004, respectively.

	2005	2004
Currency	Percentage of Sales	Percentage of Sales
U.S. dollars	23%	24%
Swiss francs	4%	6%
British pounds	4%	3%
Other foreign currencies	6%	5%
We enter into foreign currency forward contracts and options to hedge the exposure of our forecasted foreign-currency sales to fluctuations in exchange rates. These forward contracts and options are limited to U.S. dollars in which the Company has significant sales.
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
The principal derivative financial instruments we use to hedge against exchange rate risks arising from the U.S. dollar are forward foreign exchange contracts and currency options.
The tables below provide information about derivative financial instruments:
Foreign Currency Options — December 31, 2005 (All maturing in 2006)

	Contract Amount	Weighted Average	Fair Value
		Option Strike	December 31, 2005
Price
	(€ in thousands)		(€ in thousands)
U.S. dollar (USD) put (short)	3,361	1.19	71
The total volume of foreign currency options decreased from K€ 15,421 on December 31, 2004 to K€ 3,361 on December 31, 2005.

Foreign Currency Forward Contracts — December 31, 2005

	Contract Amount	Weighted Average	Fair Value
		Forward Exchange	December 31, 2005
Rate
	(€ in thousands)		(€ in thousands)
U.S. dollar (USD)	6,911	1.22983	(317)
The total volume of foreign currency forward contracts increased from zero on December 31, 2004 to K€ 6,911 on December 31, 2005.
Interest Rate Risk
     Pfeiffer Vacuum faces typical interest rate risk insofar as changes of future interest rates will lead to changes in interest income and interest paid. However, currently we do not have any long-term debts. In Note 8 to the Consolidated Financial Statements “Investment Securities” we included detailed information to our investment securities. These investment securities may include an interest rate risk. Because the interest rates are variable the Company considers the interest rate risk to be not material. Cash assets are invested in instruments with maturities of less than ninety days.
Commodity Price Risk
     We are exposed to changes in prices of commodities, such as steel, aluminum and energy used in the manufacturing of our products. But price hikes for steel and its alloying raw materials, as well as for aluminum and copper, did not have the same impact on profitability at Pfeiffer Vacuum as it did in other sectors. Because in contrast to industries that are characterized by a high level of raw materials inputs, we employ semi-finished goods (raw materials that have already been partially processed) nearly exclusively in manufacturing our products. Since the production of these goods already adds value to the raw materials — only a minor portion of the price we pay is attributable to the actual cost of the raw material itself —, only a portion of rising raw materials prices impacts our costs. In addition, working in collaboration with our key vendors, we also optimize their value added processes in order to assure an optimal supply of inputs in terms of costs and lead times. Moreover, electronic handling of purchasing processes is a further major element in our internal process optimization. For further information refer to Item 4. “Raw Material and Suppliers”.
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
     At the Annual Shareholders’ Meeting on June 16, 2004, the shareholders authorized the Company to repurchase ordinary shares of the Company on the open market. The number of ordinary shares that could be repurchased (subject to statutory limitation) was limited to a maximum of 10% of all issued shares. No amounts were repurchased pursuant to this as of the expiration date of the authorization on December 15, 2005.
Treasury stock totaling approximately € 2.4 million was repurchased in 2003 and consists of 100,076 ordinary shares valued at cost.
Item 15.    Controls and Procedures
Disclosure Controls and Procedures
     Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this Annual Report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the Chairman of the Board of Management and the Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the ''Exchange Act’’)) as of December 31, 2005. Based on such evaluation, the Chairman of our Board of Management and the Chief Financial Officer have concluded that, as of December 31, 2005, our disclosure controls and procedures are effective to achieve their intended objectives.
Internal Control Over Financial Reporting
     During 2005, there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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
Item 16A.    Audit Committee Financial Expert
Audit Committee and Financial Expert
     Our supervisory board has determined that Mr. Götz Timmerbeil is an ''audit committee financial expert’’ as that term is defined by SEC rules, and that he is ''independent’’ as that term is defined under applicable New York Stock Exchange listing standards.
Item 16B.    Code of Ethics
     Our supervisory board has adopted our code of ethics, a code that applies to members of the board of management, including its Chairman and the Chief Financial Officer, and other senior officers, including the Chief Controller and the Chief Accounting Officer. This code is publicly available on our website at: www.pfeiffer-vacuum.net.
Item 16C.    Principal Accountant Fees and Services
     In the annual general meeting of the Company the audit committee (members of the supervisory board) proposed and the shareholders elected Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, located Eschborn near Frankfurt/M., as its auditing company for the year 2005.
Principal accountant fees and services billed were:

	December 31,
	2005	2004
	(€ in thousands)
Audit fees	407	270
Audit-related fees	25	2
Tax fees	45	46
All other fees	13	—

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
Audit Committee’s pre-approval policies and procedures
     Our audit committee nominates and engages our independent auditor to audit our financial statements. For additional information regarding our audit committee and the appointment of our independent auditor, please refer to Item 6. “Directors, Senior Management and Employees.’’
In order to assure the integrity of independent audits, the audit committee approves all audit and permissable non-audit services provided by our independent auditors prior to the auditors’ engagement (pre-approval). The audit committee’s chairman is not permitted to approve any engagement of our independent auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.
PART III
Item 17.    Financial Statements.
     Not applicable.
Item 18.    Financial Statements.
     See pages F-1 through F-31, incorporated by reference.

Item 19.    Exhibits
Documents filed as exhibits to this Annual Report:
1.1	Articles of Association (Satzung) of the Company, as amended at June 8, 2005 (English translation), to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 23, 2006.

1.2	Internal Rules of Procedure (Geschäftsordnung) of the Company (English translation included), incorporated herein by reference to Exhibit 1.2 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.1	Amended and Restated Deposit Agreement, dated as of July 15, 1998, among the Company, the Bank of New York, as Depositary, and each Holder and Beneficial Owner from time to time of American Depositary Receipts issued thereunder, including therein a form of American Depositary Receipt representing the American Depositary Shares registered, incorporated herein by reference to Exhibit (a) to Post-Effective Amendment No. 2 to the Form F-6 Registration Statement of the Company and The Bank of New York as Depositary, filed with the U.S. Securities and Exchange Commission on July 10, 1998.

2.2	Form of Certificate of Ordinary Shares, without nominal value (English translation included) incorporated herein by reference to Exhibit 2.2 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.3	Terms of Issuance of Convertible Bonds issued in 2000 (English version), incorporated herein by reference to Exhibit 2.4 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.4	Terms of Issuance of Convertible Bonds issued in 2002 (English version), incorporated herein by reference to Exhibit 2.5 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 25, 2003.

2.5	“German Corporate Governance Code” and incorporation of the Company’s recommendations into its corporate strategy (English version), filed with the U.S. Securities and Exchange Commission on March 24, 2004.

8.1	Significant subsidiaries: Please see part C (Organizational Structure) in Item 4 (Information on the Company).

12.1	Certification of the Chairman of the management board pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with the U.S. Securities and Exchange Commission on March 23, 2006.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with the U.S. Securities and Exchange Commission on March 23, 2006.

13.1	Certification of the Chairman of the Management Board pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed with the U.S. Securities and Exchange Commission on March 23, 2006.

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed with the U.S. Securities and Exchange Commission on March 23, 2006.

99.1	The Company’s “Code of Ethics” (English version), incorporated herein by reference to Exhibit 99.1 to the Annual Report of the Company pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004 on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2005.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
February 24, 2006
PFEIFFER VACUUM TECHNOLOGY AG

By: /s/ Wolfgang Dondorf

Wolfgang Dondorf
Chief Executive Officer
(Chairman of the Management Board)
PFEIFFER VACUUM TECHNOLOGY AG

By: /s/ Manfred Bender

Manfred Bender
Chief Financial Officer
(Member of the Management Board)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
Pfeiffer Vacuum Technology AG:
We have audited the accompanying consolidated balance sheets of Pfeiffer Vacuum Technology AG and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pfeiffer Vacuum Technology AG and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
ERNST & YOUNG AG
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT
Frankfurt am Main, Germany
February 24, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
Pfeiffer Vacuum Technology AG:
We have audited the accompanying consolidated statements of income, shareholders’ equity, and cash flows of Pfeiffer Vacuum Technology AG and subsidiaries for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Pfeiffer Vacuum Technology AG and subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Frankfurt am Main, Germany
February 24, 2004, except for
discontinued operations and
their effect on the statement
of income and Note 20
relating to the year ended
December 31, 2003
which is as of
February 22, 2006

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2005	2004	2003
	€	€	€
	(in thousands, except per share data)
Net sales	159,517	151,512	138,590
Cost of sales	(84,012)	(79,010)	(75,393)

Gross profit	75,505	72,502	63,197
Selling and marketing expenses	(19,877)	(18,973)	(20,394)
General and administrative expenses	(12,408)	(12,524)	(12,153)
Research and development expenses	(6,432)	(6,387)	(6,301)

Operating profit	36,788	34,618	24,349
Interest expense	(156)	(83)	(246)
Interest income	1,496	1,247	1,803
Foreign exchange gain	1,209	665	2,124

Income from continuing operations before income taxes and minority interests:	39,337	36,447	28,030
Income taxes:
Current (Note 11)	(14,538)	(13,596)	(14,000)
Deferred (Note 11)	(433)	(1,037)	675

	(14,971)	(14,633)	(13,325)
Minority interests (Note 21)	(624)	—	—
Income from continuing operations	23,742	21,814	14,705
Discontinued operations (Note 20):
Loss from discontinued operations, net of tax.	(856)	(10,188)	(1,959)
Loss from disposal of discontinued operations, net of tax	(138)	—	—
Loss from discontinued operations	(994)	(10,188)	(1,959)

Net income	22,748	11,626	12,746

Net earnings per share/ADR from
Continuing operations, basic and diluted (€)	2.73	2.51	1.68
Discontinued operations, basic and diluted (€)	(0.11)	(1.17)	(0.22)

Net earnings per share/ADR (€)	2.62	1.34	1.46

See accompanying Notes to Consolidated Financial Statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
	€	€
	(in thousands)
ASSETS
Cash and cash equivalents	61,651	44,986
Trade accounts receivable, net (Note 3)	22,481	18,967
Other accounts receivable (Note 4)	1,259	4,056
Inventories, net (Note 5)	13,747	13,954
Investment securities (Note 8)	3,000	9,000
Prepaid expenses	872	541
Deferred tax assets, net (Note 11)	1,124	774
Other current assets	334	564
Net current assets of discontinued operations (Note 20)	—	1,862

TOTAL CURRENT ASSETS	104,468	94,704

Other intangible assets, net (Note 7)	487	491
Property, plant and equipment, net (Note 6)	22,394	23,225
Investment securities (Note 8)	6,000	1,002
Deferred tax assets, net (Note 11)	4,563	1,985
Prepaid pension cost (Note 13)	—	2,817
Other assets	912	1,009

TOTAL NON-CURRENT ASSETS	34,356	30,529

TOTAL ASSETS	138,824	125,233

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable	3,184	2,965
Other payables	2,659	2,328
Accrued liabilities (Note 10)	9,640	9,519
Income tax liabilities (Note 11)	3,938	5,720
Customer deposits	1,375	1,911
Net current liabilities of discontinued operations	—	1,186

TOTAL CURRENT LIABILITIES	20,796	23,629

Convertible bonds (Note 12)	461	794
Accrued pension (Note 13)	4,382	1,455
Minority interests (Note 21)	554	—

TOTAL NON-CURRENT LIABILITIES	5,397	2,249

SHAREHOLDERS’ EQUITY (Note 14)
Share capital (13,459,350 no-par value ordinary shares authorized; 8,790,600 issued and 8,690,524 outstanding at December 31, 2005, and at December 31, 2004)	22,504	22,504
Additional paid-in capital	2,821	2,821
Retained earnings	94,183	79,256
Accumulated other comprehensive loss	(4,439)	(2,788)
Treasury stock, at cost (100,076 ordinary shares at December 31, 2005, and December 31, 2004)	(2,438)	(2,438)

TOTAL SHAREHOLDERS’ EQUITY	112,631	99,355

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	138,824	125,233

See accompanying Notes to Consolidated Financial Statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Accumulated Other
				Comprehensive Income
		Additional		Minimum	Cumulative	Unrealized		Total
	Share	paid in	Retained	pension	translation	gain/loss	Treasury	shareholders’
	capital	capital	earnings	liability	adjustment	on hedges	stock	equity
	(€ in thousands)
Balance at January 1, 2003	22,504	2,821	65,870	(656)	1,560	409	—	92,508
Dividends paid			(4,903)					(4,903)
Treasury Stock							(2,438)	(2,438)
Net income			12,746					12,746
Components of other comprehensive income/loss - net of tax of €(462) —				592	(3,609)	141		(2,876)
Total comprehensive income								9,870

Balance at December 31, 2003	22,504	2,821	73,713	(64)	(2,049)	550	(2,438)	95,037
Dividends paid			(6,083)					(6,083)
Treasury stock Net income			11,626					11,626
Components of other comprehensive income/loss - net of tax of € 294 —				(100)	(765)	(360)	—	(1,225)
Total comprehensive income								10,401

Balance at December 31, 2004	22,504	2,821	79,256	(164)	(2,814)	190	(2,438)	99,355
Dividends paid			(7,821)					(7,821)
Net income			22,748					22,748
Components of other comprehensive income/loss - net of tax of € 2,429 —				(3,592)	2,327	(386)	—	(1,651)
Total comprehensive income								21,097

Balance at December 31, 2005	22,504	2,821	94,183	(3,756)	(487)	(196)	(2,438)	112,631

See accompanying Notes to Consolidated Financial Statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2005	2004	2003
	€	€	€
	(in thousands)
Cash flow from operating activities:
Net income from continuing operations	23,742	21,814	14,705
Adjustments to reconcile net income to net cash flows from operating activities:
provided by operating activities:
Depreciation and amortization	3,202	3,236	3,811
Loss on goodwill impairment	—	1,037	—
Change in deferred taxes	433	1,037	(675)
Provision for doubtful accounts, net of collections	104	(585)	214
Other non-cash income and expenses	564	7	347
Changes in net cash from discontinued operations	(504)	(580)	(4,325)
Effects of changes in operating assets and liabilities:
Inventories	627	(2,211)	1,868
Receivables and other assets	(1,249)	1,655	(2,070)
Accrued pension liabilities	(108)	356	4,482
Pension trust (2004: Prepaid pension cost)	—	2	(35,955)
Trade and other accounts payable	(423)	347	(97)
Accrued other liabilities (including income tax liabilities)	(1,845)	196	4,250

Net cash provided by (used in) operating activities	24,543	26,311	(13,445)

Cash flow from investing activities:
Proceeds from disposals of fixed assets	134	161	165
Proceeds from disposals of discontinued operations	171	—	—
Capital expenditures from continuing operations	(2,470)	(2,092)	(1,491)
Capital expenditures from discontinued operations	—	(1,308)	(426)
Purchase of investment securities	(7,998)	(1,002)	(9,000)
Redemption of investment securities	9,000	—	—

Net cash used in investing activities	(1,163)	(4,241)	(10,752)

Cash flow from financing activities:
Redemption of borrowings	—	—	(9,037)
Dividend payment	(7,821)	(6,083)	(4,903)
Redemption of convertible bonds	(77)	—	(12)
Purchase of treasury stock	—	—	(2,438)

Net cash used in financing activities	(7,898)	(6,083)	(16,390)

Effects of foreign exchange rate changes on cash and cash equivalents	1,183	(432)	(2,244)

Net increase (decrease) in cash and cash equivalents	16,665	15,555	(42,831)
Cash and cash equivalents at beginning of year	44,986	29,431	72,262

Cash and cash equivalents at end of year	61,651	44,986	29,431

Non-cash transactions:
Convertible bonds and employee loans	(256)	(51)	(154)

Supplemental disclosures:
Cash paid for interest	153	79	170

Cash paid for taxes	13,898	9,663	6,719

See accompanying Notes to Consolidated Financial Statements.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    The Company and Basis of Presentation
     Pfeiffer Vacuum is a full-line manufacturer in the vacuum technology business offering solutions for a variety of customer applications relating to the generation, control and measurement of vacuum. The products developed and manufactured at the production facility in Asslar, Germany, include turbomolecular pumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations as well as customized vacuum systems and vacuum components. Systems include — amongst others — the so called DVD business, a business unit that developed and produced manufacturing lines for digital versatile discs and which is discontinued in 2005.
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
Minority Interest
     Prior to 2005, the Company did not separately disclose the interests of minority shareholders of the consolidated subsidiaries Pfeiffer Vacuum (Schweiz) AG, Pfeiffer Vacuum Korea Ltd. and Pfeiffer Vacuum India Ltd. The minority ownership in these entities represented 0.6%, 24.5% and 27%, for the years ended December 31, 2005, 2004 and 2003, respectively. Due to an increase in the volume of business at these subsidiaries, the accumulated interests of these minority shareholders have now been separately recorded and disclosed. Please refer to Note 21 for further information.
Use of Estimates
     The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based upon the Company’s historical experiences combined with management’s understanding of current facts and circumstances. Certain of the Company’s accounting policies are considered critical, as they are both important to the portrayal of the Company’s financial condition and results and require significant or complex judgment on the part of management. These estimates and assumptions could differ from the actual results.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Reclassifications
     Certain prior-year amounts have been reclassified to provide comparability with the presentation of the current-year financial statements.
Foreign Currency Translation
     The financial statements of the Company’s foreign subsidiaries have been translated into euros (€) in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.” The functional currency of all of the Company’s foreign subsidiaries is the applicable local currency in which that entity conducts its business. When translating foreign functional currency financial statements, year-end exchange rates are applied to the assets and liabilities, while average annual exchange rates are applied to income statement accounts. The resulting translation adjustments are recorded as accumulated other comprehensive income (loss).
Foreign currency transaction gains and losses are reported as a separate line item in the income statement.
Revenue Recognition
     Revenue from product sales is recognized when persuasive evidence of an agreement exists, delivery has occurred, the price is fixed or determinable and collectibility of the related receivable is reasonably assured. If product sales are subject to customer acceptance, revenues are not recognized until customer acceptance has occurred. For product sales which require the Company to install the product at the customer location, revenue is recognized when the equipment has been delivered to and installed at the customer location, provided the product sale does not qualify for separation from the service element and recognition of revenue upon delivery of the product. For contracts including multiple deliverables meeting the separation criteria of Emerging Issues Task Force (“EITF”) No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” the Company allocates the total arrangement consideration to each separate unit of accounting based on the relative fair values of the deliverables in each unit of accounting and recognizes revenue based on the Company’s revenue recognition policy applicable to each separate unit of accounting.
Service revenues are recognized when the underlying services are performed. Service sales include invoiced working hours of service personnel, spare parts and replacement products.
Cost of Sales
     Cost of sales for products and cost of sales for services include all expenses that are related to the (sold) product or service in a direct or indirect manner, for example, material consumption (including inbound freight charges), production related wages and salaries, purchasing and receiving costs, inspection costs, warehousing costs and certain service costs as disclosed separately in the income statement. Inventory excess and obsolescence charges are also recorded in cost of sales as well as warranty related expenses.
Warranty costs are recorded in the period in which the related product revenue is recognized. Management’s estimates are primarily based upon an assessment of specific exposure and historical experience by product type.
Shipping and Handling Costs
     The Company incurred shipping and handling costs totaling € 3.1 million, € 2.9 million and € 2.8 million in 2005, 2004 and 2003, respectively, which are included in cost of sales.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Selling and Marketing Expenses
     Selling and marketing expenses mainly include wages and salaries, costs for marketing and advertising and costs related to trade fairs and conventions as well as other merchandising costs (including catalogs, brochures, etc.).
Advertising
     All advertising and promotional costs amounting to € 1.5 million, € 1.7 million and € 1.7 million in 2005, 2004 and 2003, respectively, are expensed as incurred and included in selling and marketing expenses.
General and Administrative Expenses
     General and administrative expenses predominantly include wages and salaries, audit and other general consulting fees and other costs that relate to the company as a whole (e.g., IT consulting) and expenses related to allowances for doubtful accounts.
Research and Development
     All research and development costs are expensed as incurred.
Cash and Cash Equivalents
     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.
Trade Accounts Receivable
     Trade accounts receivable are recorded at the invoiced amount and typically do not bear interest. The Company continually assesses the adequacy of the allowance for doubtful accounts receivable and makes adjustments as appropriate based upon both specific identification and aging distribution of receivables. The Company writes off accounts only after all means of collection have been exhausted.
Investment Securities
     Debt securities which the Company has the ability and positive intent to hold to maturity are carried at amortized cost. Investments with maturities of less than one year are classified as current.
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

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Accounting of derivative instruments is based upon the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Pfeiffer Vacuum formally designates and documents the financial instruments as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings. The Company does not engage in speculative hedging for investment purposes. The maturities of all forward contracts are aligned with the date upon which the sales are anticipated to occur.
Inventories
     Inventories are determined on an average cost basis as well as removals from inventory. Reserves are established to reduce the value of inventories when market is lower than cost with market generally defined as net realizable value for finished goods and replacement cost for raw materials and work in process. Excess inventories are quantities of items that exceed anticipated sales or usage. The Company has guidelines for calculating provisions for excess inventories based on the number of months inventories are on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage.
Property, Plant and Equipment
     Property, plant and equipment are stated at cost and depreciated over the estimated useful lives of the assets on a straight-line basis. The following useful lives are used:

Production halls	40-50 years
Production and administration buildings	25 years
Parking sites and similar facilities	20 years
Machinery and equipment (incl. IT-equipment)	3-15 years
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
Goodwill and Other Intangible Assets
     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets other than goodwill which are determined to have indefinite useful lives are no longer amortized but are subject to impairment analyses annually or if an event occurs or circumstances that indicate the carrying amount may be impaired. Goodwill impairment testing is performed at the reporting unit level. The fair value of each reporting unit is determined using a discounted cash flow analysis and compared to the carrying value. If the carrying value exceeds the fair value, then a possible goodwill impairment exists and further evaluation is required. Arising impairment charges are recorded in the income statement.
The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software generally range from three to five years.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Accounting for Stock-Based Compensation
     Generally accepted accounting principles for stock-based awards are primarily contained in two accounting standards, APB Opinion No. 25, “Accounting for Stocks Issued to Employees” and SFAS No. 123, “Accounting for Stock-Based Compensation.” Because SFAS No. 123 and APB Opinion No. 25 apply to all transactions in which an entity grants shares of its common stock, stock options or other equity instruments to its employees, the Company considers the convertible bonds to fall within their scope as they meet the definition of an equity instrument. As allowed by SFAS No. 123, the Company continues to measure compensation cost using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25. Accordingly, the Company provides proforma disclosures of net income and earnings per share as if the fair-value-based method of accounting had been applied. For further information please see Note 12.
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
Amortization of unrecognized net gains or losses is included as a component of the Company’s net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of 1) the projected benefit obligation or 2) the fair value or market-related value of the plan’s assets. In such cases, the amount of amortization recognized by the Company is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.
Income Taxes
     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry-forwards. The effect of a change in tax laws on deferred tax assets and liabilities is recognized in the results of operations in the period in which the new tax rates are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that such assets will be realized.
Restructuring
     The Company recognized restructuring-related expenses in accordance with SFAS No. 146, ''Accounting for Costs Associated with Exit or Disposal Activities.’’ This Standard requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made. Please refer to Note 19 for further information.
Discontinued operations
     In 2005, the management board committed to a plan to dispose of the DVD-business, having obtained supervisory board approval as required in order to terminate this sideline activity. Beginning with the second quarter of 2005, the DVD business as part of the segment Germany is reflected as a discontinued operation. All prior period statements have been restated accordingly. For further information please see Note 20.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Adoption of New Accounting Rules
     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). The adoption of SFAS No. 151 did not have any impact on the Company’s result of operations and its overall financial position.
EITF 05-5 “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements),” issued on June 1, 2005, addresses the accounting for of German Altersteilzeit (ATZ) arrangements. The Company entered into some ATZ contracts. Incurred liabilities are recorded in Pfeiffer Vacuum’s financial statements. The adoption of EITF 05-5 did not have a material impact on the Company’s result of operations and its overall financial position.
On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Proforma disclosure is no longer an alternative. SFAS No. 123(R) must be adopted in the first interim or annual period beginning after January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company plans to adopt SFAS No. 123(R) on January 1, 2006, using the modified-retrospective method.
However, had Pfeiffer Vacuum adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 12 to its consolidated financial statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they will depend upon, among other things, when employees exercise stock options), the amounts of operating cash flows recognized in prior periods for such excess tax deduction were K€ 382, K€ 475, and K€ 678 in 2005, 2004 and 2003, respectively.
As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using Opinion No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The adoption of SFAS No. 123(R)’s fair value method will not have a significant impact on the Company’s result of operations and overall financial position.
3.    Trade Accounts Receivable
Trade accounts receivable consist of the following:

	December 31,
	2005	2004
	(€ in thousands)
Trade accounts receivable	23,255	19,993
Allowance for doubtful accounts	(774)	(1,026)

Total trade accounts receivable, net	22,481	18,967

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     The Company provides credit in connection with its normal course of business to a wide variety of customers. Pfeiffer Vacuum performs ongoing credit evaluations of its customers and establishes allowances for identified credit risks. Trade accounts receivable have a remaining term of less than one year. The increase in the trade accounts receivable — gross is primarily due to increased net sales in the year 2005.
Summary of activity in the allowance for doubtful accounts:

	Year ended December, 31
	2005	2004	2003
	(€ in thousands)
Balance at beginning of year	1,026	1,719	1,738
Provisions	264	396	790
Accounts written off	(356)	(108)	(233)
Collections on previously reserved accounts	(160)	(981)	(576)

Balance at end of year	774	1,026	1,719

4.    Other Accounts Receivable
     Other accounts receivable primarily consist of income taxes receivable from the German tax authorities in the amount of approximately € 0.7 million (2004: € 3.0 million) for overpaid income taxes, as well as VAT claims in the amount of approximately € 0.2 million (2004: € 0.6 million). The decrease in other accounts receivable is primarily attributable to tax refunds received.
5.    Inventories
Inventories consist of the following:

	December 31,
	2005	2004
	(€ in thousands)
Raw materials	5,441	4,861
Work-in-process	3,989	5,983
Finished products	7,773	7,504

Inventories	17,203	18,348
Inventory reserves	(3,456)	(4,394)

Total inventories, net	13,747	13,954

Summary of activity in the inventory reserves:

	Year ended December, 31
	2005	2004	2003
	(€ in thousands)
Balance at beginning of year	4,394	4,541	4,930
Provisions	693	322	256
Inventory written off	(1,631)	(469)	(645)

Balance at end of year	3,456	4,394	4,541

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 31,
	2005	2004
	(€ in thousands)
Land	980	980
Machinery and equipment	38,802	39,109
Buildings and improvements	30,589	29,617

Total property, plant and equipment, at cost	70,371	69,706
Accumulated depreciation	(47,977)	(46,481)

Total property, plant and equipment, net	22,394	23,225

     Capital expenditures for property, plant and equipment amounted to € 2.2 million, € 1.9 million and in € 1.4 million in 2005, 2004 and 2003, respectively. Depreciation expense for property, plant and equipment amounted to € 3.0 million, € 3.1 million and € 3.6 million in 2005, 2004 and 2003, respectively.
7.    Other Intangible Assets
Other intangible assets consist of the following:

	December 31,
	2005	2004
	(€ in thousands)
Software	2,945	2,657
Intangible assets from pension accounting	154	220

Total goodwill and intangible assets, at cost	3,099	2,877
Accumulated amortization	(2,612)	(2,386)

Total goodwill and intangible assets, net	487	491

     In 2005, capital expenditures for software amounted to € 0.3 million (in 2004: € 0.2 million, in 2003: € 0.1 million), intangible assets from pension accounting decreased by € 0.1 million in 2005. In 2004, the Company recorded goodwill impairment charges in the amount of approximately € 1.0 million due to the impairment of its capitalized goodwill. Amortization expenses for software were € 0.2 million in the years ended December 31, 2004, 2004 and 2003, respectively.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.    Investment Securities
Investment securities consist of the following:

	December 31,
	2005			2004
	(€ in thousands)
		Unrealized			Unrealized
	Amortized	holding	Fair	Amortized	holding	Fair
	cost	loss	value	cost	loss	value
Current
Investment securities	3,000	39	2,961	9,000	18	8,982
Non-current Investment securities	6,000	250	5,750	1,002	2	1,000

Total investment securities	9,000	289	8,711	10,002	20	9,982

     Debt securities which the Company has the ability and positive intent to hold to maturity are carried at amortized cost. The Company considers the impairments to be temporary, as the securities will be redeemed at notional value. All investment securities are debt securities having variable interest rates. The current investment security amounting to € 3.0 million will mature in September 2006, while the non-current investments will mature in 2007 (€ 1.0 million) and in 2015 (€ 5.0 million).
9.    Long-Term Debt
     The Company had no long-term debt as of December 31, 2005, and December 31, 2004.
Pfeiffer Vacuum and its subsidiaries have various lines of credit available for operating purposes in the amount of approximately € 10.8 million (2004: € 10.9 million). No amounts under these lines are outstanding at December 31, 2005 and 2004.
10.    Accrued Liabilities
Accrued liabilities consist of the following:

	December 31,
	2005	2004
	(€ in thousands)
Warranty provisions	2,887	2,897
Employee-related expenses	6,141	5,882
Other	612	740

	9,640	9,519

Employee related expenses primarily include accruals for vacation pay, bonuses, accrued overtime and service anniversary awards.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Warranty provisions consist of the following:

	Year ended December 31,
	2005	2004	2003
	(€ in thousands)
Balance at beginning of year	2,897	3,529	3,774
Provisions	789	1,250	2,459
Utilization	(319)	(768)	(2,070)
Releases	(480)	(1,114)	(634)

Balance at end of year	2,887	2,897	3,529

11.    Income Taxes from Continuing Operations
     Under current German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax, which amount to a statutory tax rate for the German companies of 37.9% for the years 2005 and 2004 and 39.5% for the year 2003.
Effective January 1, 2002, a corporation and trade tax entity with corresponding profit and loss transfer agreements was established for the consolidated German companies. Beginning May 1, 2005, the operations of the German subsidiary Pfeiffer Vacuum Systems GmbH i.L. were discontinued, with the corporation and trade tax entity being disbanded and the profit and loss transfer agreement with this entity terminating on April 30, 2005.
Income before income tax for the years ended December 31, 2005, 2004 and 2003 was taxable in the following jurisdictions:

	Year ended December 31,
	2005	2004	2003
	(€ in thousands)
Germany	31,340	29,155	17,721
Outside Germany	7,997	7,292	10,309

	39,337	36,447	28,030

The components of the income tax expense (benefit) are as follows:

	Year ended December 31,
	2005	2004	2003
	(€ in thousands)
Current Germany	12,102	11,192	11,239
Outside Germany	2,436	2,404	2,761

	14,538	13,596	14,000

Deferred Germany	(129)	659	(362)
Outside Germany	562	378	(313)

	433	1,037	(675)

Income tax expenses	14,971	14,633	13,325

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company’s net deferred tax assets and liabilities were as follows:

	December 31,
	2005	2004
	(€ in thousands)
Deferred tax assets:
Pensions	4,256	2,029
Inventory	745	607
Intangible assets	279	400
Tax loss carry-forward	28	207
Derivatives	120	—
Other	259	285

	5,687	3,528

Deferred tax liabilities:
Property, plant and equipment	543	651
Derivatives	—	116
Other	277	2

	820	769

Deferred tax assets, net	4,867	2,759

Net deferred income tax assets and liabilities recognized in the consolidated balance sheet:

	December 31,
	2005	2004	2005	2004
	(€ in thousands)
	Long-term		Short-term
Deferred tax assets, net	4,563	2,636	1,124	892
Deferred tax liabilities, net	(805)	(651)	(15)	(118)

Deferred tax assets, net	3,758	1,985	1,109	774

Reconciliation of income taxes determined using the statutory rate to actual income taxes provided:

	Year ended December 31,
	2005	2004	2003
	(€ in thousands)
Income tax expenses at German statutory rate	14,897	13,802	11,061
Higher (lower) foreign tax rates	(14)	(78)	(507)
Loss carry-forwards of a non-German subsidiary	(178)	(325)	532
Taxes due to new legislation on distributed earnings in prior years	—	—	865
Taxes due to dividend payments	69	11	336
Tax debits/credits due to tax filings in prior years	40	(24)	(3)
Impairment of goodwill	—	393	—
Non-deductible expenses	147	281	245
Tax effect on intercompany transactions with discontinued entity	—	263	979
Other	10	310	(183)

Provision for income taxes	14,971	14,633	13,325

As of December 31, 2005, the Company had net operating loss carry-forwards from a non-German subsidiary amounting to € 0.1 million, which may be used to offset future taxable income and will expire if not used by 2008.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. As a result, no valuation allowance has been established.
Provision has not been made for additional taxes on undistributed earnings of non-German subsidiaries. These earnings are considered to be permanently reinvested and could become subject to additional tax if remitted or deemed remitted as dividends; however calculation of such additional tax would not be practical. Following recent changes in German law, dividends from non-German subsidiaries are only 95% tax-exempt, i.e. 5% of dividend income is not deductible from income for corporate tax purposes for fiscal years beginning in 2003. Management estimates that the effects of this rule will be negligible, as the German investments exclusive of the DVD business (discontinued operations since May 1, 2005), are consolidated for tax purposes. In addition, a 5% income inclusion has also been introduced on capital gains realized from the disposition of shares in German and non-German corporations, which applies to fiscal years ending in 2004 and thereafter. Management does not expect significant additional income taxation.
Beginning 2004, the Company was subject to a tax audit by the German tax authorities. This tax audit was finalized in 2005. For the years 1999 through 2002 the Company paid additional taxes totaling approximately € 0.2 million. This amount is included in the current year’s expenses (income tax and VAT) and did not have a material effect on Pfeiffer Vacuum’s consolidated financial statements.
12.    Stock-Based Compensation
     The purpose of the employee participation program is to provide compensation and motivate the management and some key employees by providing them with an opportunity to share in the Company’s stock price development.
In prior years, when stock option plans were not allowed under German law, the use of convertible bonds was common practice among German public companies. The Company’s employee participation program utilizes convertible bonds in lieu of stock options. Under this program, the Company provides an employee a loan to purchase a Company-issued convertible bond. The loan and the nominal value of the convertible bond are equal to each other (and to what would be the exercise price in the case of a stock option), and the interest rate on the loan is equal to the interest rate on the convertible bond. Accordingly, there is no out-of-pocket cost to the Company or to the employee for either the loan or the convertible bond (as in the case of a stock option).
The employee may then exercise her/his right to convert the bond to Company stock (equivalent to the exercise of a stock option) by repaying the loan to the Company for the nominal value of the convertible bond (which is equal to what would be the exercise price in the case of a stock option).

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Employee Participation Program, Term: 2000 through 2005
     Within the scope of an employee participation program, in July 2000 the Company issued 4,400 convertible bonds having an aggregate principal amount of € 0.6 million to members of management and certain salaried employees of the Company in Germany and other countries. The final conversion date was December 9, 2005. No bonds were converted under this plan. The Company redeemed the convertible bonds on December 10, 2005.
Employee Participation Program, Term: 2002 through 2007
     Within the scope of a further employee participation program, on July 7, 2002, the Company issued 4,600 convertible bonds having an aggregate principal amount of € 0.6 million to members of management and certain salaried employees of the Company in Germany and other countries.
The conversion feature entitles the bearer to convert each bond into 50 no-par ordinary shares of the Company. The conversion price is based upon 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to issuance. The conversion price for the July 2002 issue was set at € 42.86 per share. There were 180,000 and 190,000 option shares, relating to the convertible bonds for the 2002 issue outstanding at December 31, 2005, and December 31, 2004, respectively. Fair value at the date of grant was € 10.35 per ordinary share option. Each holder of convertible bonds can convert up to 30% of such bonds to ordinary shares subsequent to the Annual Shareholders’ Meeting in 2004, up to 60% following the Annual Shareholders’ Meeting in 2005 and up to 100% following the Annual Shareholders’ Meeting in 2006. The final conversion date is December 9, 2007. Conversion is only possible during specific periods of time.
The convertible bonds bear interest at 6% p.a. and are redeemable at their principal amount on December 10, 2007, unless previously converted or called. The bonds may be called by the Company at their principal amount upon termination of employment. Employees were given the opportunity of financing the purchase of the convertible bonds through interest-bearing employee loans. These loans bear interest at the same fixed rate as the bonds, have identical terms, are classified as other non-current assets in the balance sheet and are repayable upon conversion of the bonds or if the bonds are called by the Company upon termination of employment. There is a right of setoff for both, principal and interest between the loan and the bond. Employee loans granted under this program amounted to € 313,600 as of December 31, 2005.
As of December 31, 2005, employees had forfeited 1,000 of these convertible bonds having an aggregate principal value of € 128,000 and repaid the corresponding employee loans.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Summary of option shares related to the convertible bonds:

	Number of Shares from			Weighted
				average
	Bonds	Bonds	Bonds	exercise
	issued	issued	issued	price per
	2000	2002	total	share
Convertible shares outstanding at January 1, 2003	180,000	215,000	395,000	45.22
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(60,000)	(5,000)	(65,000)	47.63

Convertible shares outstanding at December 31, 2003	120,000	210,000	330,000	44.74
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	(20,000)	(20,000)	42.86

Convertible shares outstanding at December 31, 2004	120,000	190,000	310,000	44.86
Granted	—	—	—	—

Exercised	—	—	—	—
Forfeited	—	(10,000)	(10,000)	42.86
Redeemed	(120,000)	—	(120,000)	48.03

Convertible shares outstanding at December 31, 2005	—	180,000	180,000	42.86

108,000 and 57,000 option shares of the 2002 program were exercisable at December 31, 2005 and 2004, respectively. Additionally, 120,000 option shares of the 2000 program were exercisable at December 31, 2004. The Company did not recognize any compensation expense for the stock-based compensation awards in the years 2005, 2004 and 2003.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions being used for grants issued in 2002 and 2000: Risk-free interest rates ranging from 4% to 5%; expected lives ranging from 4.5 to 6 years; expected dividend yield of 1% to 2%; and expected volatility ranging from 30% to 40%.
SFAS No. 123 requires disclosure of proforma information regarding net income and net income per share as if the Company had accounted for its stock-based compensation to employees using the fair value method. For proforma purposes using the fair value method, the Company’s net income would have been K€ 22,366 (2004: K€ 10,948) and net income per share would have been € 2.57 (2004: € 1.26.)
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

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Total pension expense for all plans included the following components:

	Year ended December 31,
	2005	2004	2003
	(€ in thousands)
Service cost	1,026	923	970
Interest cost	2,228	2,164	2,163
Expected return on assets	(2,202)	(2,081)	(73)
Amortization of:
Unrecognized net actuarial losses	169	21	46
Unrecognized prior service cost	69	73	77
Other	25	21	—

Pension cost, net	1,315	1,121	3,183

The following table presents the funded status and amounts recognized in the consolidated financial statements for all defined benefit pension plans:

	December 31,
	2005	2004
	(€ in thousands)
Change in benefit obligation
Beginning projected benefit obligation	44,488	39,870
Service cost	1,026	923
Interest cost	2,228	2,164
Benefit payments	(1,664)	(1,614)
Actuarial losses	4,067	3,286
Impact of foreign currency exchange rate differences	364	(141)

Ending projected benefit obligation	50,509	44,488

Accumulated benefit obligation	45,835	40,329

Change in plan assets
Fair value at beginning of year	39,836	38,229
Return on plan assets	1,848	2,235
Company contributions	1,377	1,087
Benefits paid	(1,664)	(1,614)
Impact of foreign currency exchange rate differences	202	(101)

Fair value at end of year	41,599	39,836

Underfunded status of plans	(8,910)	(4,652)
Unrecognized actuarial loss	10,359	6,035
Unrecognized prior service cost	150	219
Unrecognized transition obligation	227	249

Net amount	1,826	1,851

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31,
	2005	2004
	(€ in thousands)
Amounts recognized in balance sheets
Intangible assets — minimum pension liability	154	220
Accrued pension	(4,382)	(1,455)
Prepaid pension costs	—	2,817
Other comprehensive income — minimum pension liability, gross	6,054	269

Net amount recognized in balance sheets	1,826	1,851

Significant actuarial assumptions used:

	December 31,
	2005	2004	2003
Germany
Weighted average discount rate	4.40%	5.00%	5.50%
Rates of increase in compensation levels	2.75%	2.75%	2.75%
Expected long-term rate of return on assets	4.50%	5.50%	5.50%
United States, Netherlands and Belgium
Weighted average discount rate	4.20 - 5.75%	5.00 - 6.25%	4.75 - 6.25%
Rates of increase in compensation levels	3.00%	3.00%	3.00%
Expected long-term rate of return on assets	4.50 - 7.50%	4.50 - 7.50%	4.50 - 7.50%
The measurement date used to determine pension benefits is December 31. The increase in the actuarial losses was primarily attributable to a reduction in the assumed discount rate.
The Company’s expected long-term rate of return on assets is based upon premium corporate bonds and the appreciation of shares held by the trust.
The Company expects that cash contributions to plan assets in 2006 will approximate 2006’s net periodic pension cost.
Projected future benefit payments to retired employees:

Year	€ in thousands
2006	1,739
2007	1,912
2008	2,065
2009	2,184
2010	2,304
2011 - 2015	13,190

23,394

Composition of plan assets:

	December 31,
	2004		2003
	(€ in thousands)%		(€ in thousands)%
Equity securities	8,757	21.0	2,947	7.4
Fixed-income securities	27,151	65.3	32,580	81.8
Cash and cash equivalents	4,121	9.9	2,600	6.5
Other	1,570	3.8	1,709	4.3

	41,599	100.0	39,836	100.0

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Defined Contribution Plans
     Employees of the Company in certain other countries are covered by defined contribution plans. Generally, the Company’s contributions are based upon a percentage of the employee’s wages or salaries. The costs of these plans charged to operations amounted to K€ 356 for 2005, K€ 636 for 2004 and K€ 642 for 2003.
14.    Shareholders’ Equity
Treasury Stock
     At the Annual Shareholders’ Meeting on June 16, 2004, the shareholders authorized the Company to repurchase ordinary shares of the Company on the open market. The number of ordinary shares that could be repurchased (subject to statutory limitation) was limited to a maximum of 10% of all issued shares. No amounts were repurchased pursuant to this until the expiring date of the authorization on December 15, 2005.
Treasury stock totaling to approximately € 2.4 million was repurchased in 2003 and consists of 100,076 ordinary shares valued at cost.
Dividend Restriction
     Under German law, dividends are payable only out of unappropriated retained earnings as reported in the unconsolidated parent-only financial statements of Pfeiffer Vacuum Technology AG, prepared in accordance with German accounting principles. As of December 31, 2005, a total of € 51.2 million was reported as retained earnings under German law.
At the Annual Shareholders’ Meeting, the management and supervisory boards will propose that the shareholders participate in the Company’s success in the form of a dividend in the amount of € 1.35 per share (2004: € 0.90).
Accumulated Other Comprehensive Income/(Loss)
Accumulated other comprehensive income/(loss) consists of the following:

	Minimum	Currency	Unrealized
	pension	translation	gain/(loss)
	liability	adjustment	on hedges	Total
December 31, 2005
Before tax	(6,054)	(487)	(316)	(6,857)
Tax impact	2,298	—	120	2,418

Net amount	(3,756)	(487)	(196)	(4,439)

December 31, 2004
Before tax	(269)	(2,814)	306	(2,777)
Tax impact	105	—	(116)	(11)

Net amount	(164)	(2,814)	190	(2,788)

December 31, 2003
Before tax	(107)	(2,049)	898	(1,258)
Tax impact	43	—	(348)	(305)

Net amount	(64)	(2,049)	550	(1,563)

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    Commitments and Contingencies
     The Company has entered into leases and maintenance agreements which expire on various dates, some of which are renewable. The table below presents the maximum amount of the contractual commitments as of December 31, 2005, classified by the periods in which the contingent liabilities or commitments expire:
Contractual Obligations

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	€ in thousands
Operating leases	3,511	1,285	1,136	641	449
Purchase obligations	8,874	4,212	3,376	1,286	—
Maintenance contracts	112	85	18	9	—
Convertible bonds payable	461	—	461	—	—
Pension payments*	23,394	1,739	3,977	4,488	13,190

Total contractual obligations	36,352	7,321	8,968	6,424	13,639

*	Pension payments include only payments for the next ten years as reported by the Company’s actuaries.
Rental expenses amounted to € 1.1 million, € 1.5 million and € 1.6 million for the three years ended 2005, 2004 and 2003, respectively. Rent escalation clauses are recognized on a straight-line basis. Purchase obligations include long-term arrangements for future material supplies.
The Company did not have any capital lease obligations as of December 31, 2005, 2004 or 2003.
16.    Segment Information
     The Company’s business operations include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments, as well as vacuum systems. The subsidiaries in the individual countries are independent legal entities with their own management which distribute the products and provide services. Accordingly, the Company identifies its operating segments geographically. Due to the similarity of their economic characteristics, including nature of products sold, type of customers, methods of product distribution and economic environment, the Company aggregates its European subsidiaries outside Germany into one reportable segment, “Europe (excluding Germany).” Results are reflected in each segment based on the geographic segment where sales are invoiced.
The Company evaluates the success and performance of each segment on the basis of its income before income tax. The accounting principles used in regional reporting are identical to those described in Note 2.
Transactions between segments are based on the arm’s-length-principle.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Summary information relating to the Company’s geographic locations and continuing operations:

	Year ended December 31,
	2005	2004	2003
	(€ in thousands)
Net sales from continuing operations
Germany
Third party	70,159	67,585	60,546
Intercompany	54,747	49,626	36,986

	124,906	117,211	97,532
Europe (excluding Germany)	49,779	46,468	46,774
United States	36,366	33,316	32,870
Rest of World	4,386	4,931	3,557

	215,437	201,926	180,733

Intercompany eliminations	(55,920)	(50,414)	(42,143)

Total net sales from continuing operations	159,517	151,512	138,590

	Year ended December 31,
	2005	2004	2003
	(€ in thousands)
Operating profit from continuing operations:
Germany	29,267	27,506	13,153
Europe (excluding Germany)	3,742	3,920	6,103
United States	3,059	2,657	4,148
Rest of World	613	487	406

	36,681	34,570	23,810
Intercompany eliminations	107	48	539

Total operating profit from continuing operations	36,788	34,618	24,349

Corporate items from continuing operations:
Interest income, net	1,340	1,164	1,557
Foreign exchange gain	1,209	665	2,124

Income from continuing operations before income taxes	39,337	36,447	28,030

	December 31,
	2005	2004
	(€ in thousands)
Total assets
Germany	95,053	84,116
Europe (excluding Germany)	19,466	21,306
United States	21,599	15,626
Rest of World	2,706	2,323

Total assets from continuing operations	138,824	123,371
Assets from discontinued operations	—	1,862

Total assets	138,824	125,233

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Summary information relating to the Company’s long-lived assets, capital expenditures and depreciation and amortization by geographical area and continuing operations:

	December 31,
	2005	2004
	(€ in thousands)
Long-lived tangible and intangible assets:
Germany	21,847	22,738
Europe (excluding Germany)	681	777
United States	158	58
Rest of World	195	143

Total	22,881	23,716

	Year ended December 31,
	2005	2004	2003
	(€ in thousands)
Capital expenditure:
Germany	1,922	1,553	1,075
Europe (excluding Germany)	295	437	328
United States	144	9	30
Rest of World	109	93	58

Total	2,470	2,092	1,491

	Year ended December 31,
	2005	2004	2003
	(€ in thousands)
Depreciation and amortization:
Germany	2,709	2,718	3,069
Europe (excluding Germany)	368	408	518
United States	50	35	162
Rest of World	75	75	62

Total	3,202	3,236	3,811

Sales by product from continuing operations are as follows:

	Year ended December 31,
	2005	2004	2003
	(€ in thousands)
Sales by product:
Turbopumps	64,397	59,447	53,571
Measurement and analyses equipment, components	41,895	42,529	35,218
Service	23,515	25,011	25,931
Backing pumps	22,775	19,732	18,040
Systems	6,935	4,793	5,830

Total	159,517	151,512	138,590

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.    Financial Instruments
Fair Value
     The carrying amounts of financial instruments such as cash and cash equivalents, current accounts receivable and payable, approximate their fair value due to the short-term maturities of these instruments.
Foreign Currency Exchange Hedging
     Approximately 37% of the Company’s net sales are denominated in currencies other than the Euro, primarily in U.S. dollars. The Company enters into foreign currency forward contracts and options to hedge the exposure of its forecasted sales against currency fluctuations. All derivative financial instruments are entered into only in this scope and qualify for cash flow hedges. Pfeiffer Vacuum recognizes these derivative financial instruments either as assets or liabilities at their fair values. Changes in the value of these cash flow hedges are recorded in stockholders’ equity as a component of other comprehensive income/loss, net of applicable taxes. These amounts are subsequently reclassified into earnings in the same period as the underlying transactions affect operating income.
For the years ended December 31, 2005, 2004 and 2003, there were no gains or losses that were recognized in earnings due to hedge ineffectiveness. For the same periods, no gains or losses had to be reclassified from accumulated other comprehensive income into earnings as a result of the discontinuance of cash flow hedges.
The accounting of derivative instruments is based upon the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Pfeiffer Vacuum formally designates and documents the financial instruments as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction.
The Company’s contracts are marked to market at period end using quoted forward rates. The fair values recorded in other liabilities for the period ended December 31, 2005 were K€ 316 and the fair values recorded in other assets for the period ended December 31, 2004 was K€ 551. The loss in 2005 was K€ 196 and the gain in 2004 was K€ 190, net of income tax effect of K€ 120 and K€ (116), respectively, in other comprehensive income/loss.
The Company does not engage in speculative hedging for investment purposes. The maturities of all forward contracts are aligned with the date the sales are anticipated to occur. As of December 31, 2005, and December 31, 2004, no contracts held by the Company had a maturity date greater than one year. Accordingly, the Company expects the entire liability of € 316,000 to be reclassified into earnings during the year 2006.
As of December 31, 2005 and 2004, the notional amounts of the forward contracts were € 10.3 million and € 15.4 million, respectively. All realized gains and losses upon settlement of foreign currency forward contracts are recorded in the income statement as foreign exchange gains/(losses). The Company performs ongoing credit evaluations of the parties to these contracts and enters into contracts only with well-established financial institutions.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18.    Earnings per Share
The following table presents the computation of basic and diluted earnings per share from continuing operations:

	2005	2004	2003
Numerator:
Net income from continuing operations (€ in thousands)	23,742	21,814	14,705

Denominator:
Denominator for basic earnings per share — weighted-average shares	8,690,524	8,690,524	8,750,201
Effect of dilutive securities:
Stock-based compensation (Note 7)	—	—	—

Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	8,690,524	8,690,524	8,750,201

Basic earnings per share (€)	2.73	2.51	1.68

Diluted earnings per share (€)	2.73	2.51	1.68

The stock options granted to employees were antidilutive because the exercise price is higher than the quoted price of the Company’s ordinary shares.
19.    Restructuring
During the third quarter of 2004 and after other cost reduction measures proved ineffective, the Company decided to cease the DVD business and entered into a plan of termination which impacted most of the employees in this operation. DVD-business dealt with development and production of manufacturing lines for digital versatile discs and felt within the operating segment Germany. Due to the German Works Council Constitution Act (“Betriebsverfassungsgesetz”), the Company entered into an agreement with its employee council regarding the provisions of the one-time termination benefits for 51 employees. This agreement included the date of termination of each employment contract, amount of termination payment and the payment date. The accrued amount includes only the severance payments and not regular salaries which were paid out during the minimum retention period and were reflected as period costs. Employees received severance regardless of whether they remained with the Company for the minimum retention period.
The redundancy plan was approved by the management, having the corresponding authority to do so, the employees to be terminated, their function and their location were identified in this plan, each dismissed employee was able to calculate their individual indemnity by using the formula set up in the plan (depending on age, seniority and salary) and it was and is still unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
The total amount expensed in the third quarter of 2004 regarding this redundancy plan was approximately € 1.2 million. The accrued restructuring costs due to the redundancy program amounted to € 0.9 million at December 31, 2004 and were completely paid off until September 30, 2005. The Company does not expect additional expenses due to this program.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20.    Discontinued Operations
     In the second quarter of 2005, the management board committed to a plan to dispose of this business, having obtained supervisory board approval as required in order to terminate this sideline activity. Beginning with the second quarter of 2005, the DVD business as part of the segment Germany is reflected as a discontinued operation. All prior period statements have been restated accordingly.
In Spring 2005, the Company sold by auction the fixed assets and the respective inventories of the manufacturing site in Aschaffenburg. The disposal of the fixed assets and the respective inventories resulted in a loss before tax of approximately € 0.2 million.
Gains and losses of discontinued operations were as follows:

	Year ended December 31,
	2005	2004	2003
	€ (in thousands)
Loss from discontinued operations before income tax benefit	(1,208)	(16,821)	(4,853)
Income tax benefit	352	6,633	2,894

Net loss from discontinued operations	(856)	(10,188)	(1,959)

Loss on disposal of discontinued operations before income tax benefit	(222)	—	—
Income tax benefit	84	—	—

Net loss on disposal of discontinued operations	(138)	—	—

Total loss from discontinued operations before income tax benefit	(1,430)	(16,821)	(4,853)
Income tax benefit	436	6,633	2,894

Net total loss from discontinued operations	(994)	(10,188)	(1,959)

The Company does not expect any future expenses due to these discontinued operations.
The assets and liabilities of the discontinued operations were as follows:

	December 31,
	2005	2004
	€ in thousands
Assets
Trade accounts receivable and other receivables	—	6
Inventories, net	—	911
Intangible and fixed assets	—	602
Deferred tax assets	—	343

Total current assets	—	1,862

Liabilities
Trade accounts payable and other payables	—	1,060
Accrued other liabilities	—	126

Total current liabilities	—	1,186

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The earnings per share from discontinued operations amount to € (0.11), (1.17) and (0.22) for the years ended December 31, 2005, 2004 and 2003, respectively.
21.    Minority Interests
     Prior to 2005, the Company did not separately disclose the interests of minority shareholders of the consolidated subsidiaries Pfeiffer Vacuum (Schweiz) AG, Pfeiffer Vacuum Korea Ltd. and Pfeiffer Vacuum India Ltd. The minority ownership in these entities represented 0.6%, 24.5% and 27%, for the years ended December 31, 2005, 2004 and 2003, respectively. Due to an increase in the volume of business at these subsidiaries, the accumulated interests of these minority shareholders have now been separately recorded and disclosed. The cumulative effect of recording these minority interests resulted in a charge of K€ 624 during the fiscal year ended December 31, 2005, of which K€ 99, K€ 97 and K€ 82 related to the income of the fiscal years 2005, 2004 and 2003, respectively. During 2005, K€ 70 of dividends were repaid to minority shareholders.