Form 20-F
period 2006-12-31
PFEIFFER VACUUM TECHNOLOGY AG
filed 2007-03-29
CIK 1010613

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
Commission file number 001-14264
PFEIFFER VACUUM TECHNOLOGY AG
(Exact Name of Registrant as Specified in Its Charter)
FEDERAL REPUBLIC OF GERMANY
(Jurisdiction of Incorporation or Organization)
BERLINER STRASSE 43, D-35614 ASSLAR, GERMANY
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered

American Depositary Shares, each representing one Ordinary Share Ordinary Shares, without nominal value	New York Stock Exchange Frankfurt Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary shares, without nominal value                    8,970,600
(as of December 31, 2006)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑	No ☐

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

Preliminary Remarks
     The Consolidated Financial Statements of Pfeiffer Vacuum Technology AG for the fiscal year ended December 31, 2006, have been prepared for the first time in accordance with International Financial Reporting Standards (IFRS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) as applicable in the European Union (EU). This includes the International Accounting Standards (IAS) and the interpretations of the Standing Interpretations Committee (SIC), which continue to retain their validity. The Pfeiffer Vacuum Group has not been impacted by the fact that the EU has not yet endorsed all published IFRS or IAS.
Those standards that have been published but whose application is not yet mandatory have not been adopted at an earlier stage. The Notes to the Consolidated Financial Statements additionally include the information required by § 315a, Sub-Para. 1, in connection with § 315a, Sub-Para. 3, of the German Commercial Code (“HGB”).
Reporting is performed using all mandatorily applicable standards and interpretations. The transition to IFRS from the formerly used “United States Generally Accepted Accounting Principles” (U.S. GAAP) was carried out in accordance with IFRS 1 “First time adoption of IFRS.” Alternative accounting and valuation methods were exercised to receive preferably marginal differences compared to U.S. GAAP.
The Consolidated Financial Statements include a reconciliation from IFRS to U.S. GAAP and the regulations of the United States Securities and Exchange Commission (SEC), Washington D.C., U.S.A.
The Consolidated Financial Statements are prepared essentially in accordance with the acquisition cost principle. However this does not include derivative financial instruments and financial investments available-for-sale, which are carried at fair values.
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
Application of Amended or New Standards
     On August 18, 2005, the International Accounting Standards Board (IASB) issued IFRS 7, “Financial Instruments: Disclosures.” IFRS 7 replaces former IAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions,” and includes all provisions from IAS 32, “Financial Instruments: Presentation,” relating to disclosure in the Notes. In this connection, amendments and supplements were made to IAS 1, “Presentation of Financial Statements,” with regard to equity disclosures. IFRS 7 leads to a fundamental restructuring of disclosure requirements for financial instruments. Essentially, disclosures are required relating to management’s intentions, methods, risks, securities and processes. The disclosure requirements under IFRS 7 and the amended equity disclosures according to IAS 1 are applicable for the first time to reporting periods beginning on or after January 1, 2007. The new rules will not lead to any changes in valuation for the Company.
IFRIC 10, “Interim Financial Statements and Impairment,” and IFRIC 11, “IFRS 2 – Group and Treasury Share Transactions,” were issued as per December 31, 2006, and endorsed by the EU, although their application is not yet mandatory. No material impact on the Company’s profitability, financial position or liquidity is anticipated in the future from the employment of these interpretations.
In addition, IFRS 8, “Operating Segments,” IFRIC 7, “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies,” IFRIC 8, “Scope of IFRS 2,” IFRIC 9, “Reassessment of Embedded Derivatives,” and IFRIC 12, “Service Concession Arrangements,” were reissued prior to December 31, 2006. These standards and interpretations have not yet been endorsed by the EU, nor have they been voluntarily applied. No material impact on the Company’s profitability, financial position or liquidity is anticipated in the future.

Forward-Looking Statements
     This Annual Report contains forward-looking statements that reflect our current views about future events. We use the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions to identify forward-looking statements. These statements are subject to certain risks and uncertainties, including:
•	changes in general political, economic or business conditions, especially an economic downturn or slow economic growth in Europe or the United States;

•	changes in currency exchange rates and interest rates;

•	changes in laws, regulations and government policies, particularly those relating to emissions, environmental protections and waste disposals;

•	introduction of competing products and possible lack of acceptance of new products or services;

•	increased competitive pressures which may limit our ability to reduce sales incentives and raise prices;

•	price increases, shortages or supply interruptions of production materials, or labor strikes;

•	other risks and uncertainties, some of which are described in Item 3. D “Key information” under the heading “Risk Factors.”
If any of these risks and uncertainties materialize, or if the assumption underlying any of our forward-looking statements prove to be incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Part I
Item 1.    Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.    Offer Statistics and Expected Timetable
Not applicable.
Item 3.    Key Information
A.    Selected Financial Data
Selected Financial Data
     The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, Pfeiffer Vacuum’s Consolidated Financial Statements and Operating and Financial Review and Prospects included elsewhere in this Annual Report. For further information please see Item 5. “Operating and Financial Review and Prospects” and Item 8. “Financial Information.”
The consolidated statement of income data and balance sheet data have been derived from our Audited Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as applicable in the European Union (EU), which we refer to as IFRS. Our financial statements at December 31, 2006, are the first financial statements we have prepared in accordance with IFRS. Pursuant to the rules and regulations of the SEC, the only data we have prepared in accordance with IFRS are the data for 2005 and 2006. A reconciliation from IFRS to U.S. GAAP is included in Note 39 to our Consolidated Financial Statements.

	Year ended December 31,
	2006	2005
	€ in thousands, except per-share amounts
Statement of Income Data
Net sales	179,484	159,517
Operating profit	44,957	36,441
Net income from continuing operations	29,786	24,009
Net income	29,786	23,015

Net earnings per share/ADR from:
Continuing operations, basic and diluted	3.39	2.75
Discontinued operations, basic and diluted	—	(0.11)
Net earnings per share/ADR (€)	3.39	2.64
Dividends declared and paid per share (*)	2.50	1.35
Dividends declared and paid per share in U.S. dollars (*)	$3.30	$1.60

(*)	2006: Proposed

We have translated the euro-denominated dividend proposed for 2006 into dollars solely for our shareholders’ convenience at an exchange rate of € 1 = $1.3181, the noon buying rate for euros on December 31, 2006. The U.S. dollar amounts for the year 2005 reflect the dollar amount translated at the noon-buying rate on December 31, 2005 (1 € = $1.1834).
We succeeded in increasing the earnings in our core business of “vacuum pumps” during the past fiscal year. Our Management and our Supervisory Board plan to propose at the Annual Shareholders Meeting that the shareholders participate in Pfeiffer Vacuum’s success in the form of a dividend of € 2.50. The dividend will thus be significantly higher than the years before (2005: € 1.35). For additional information relating to our policy on dividend distribution, please see Item 8. “Financial information.”
Detailed reconciliation of consolidated statement of income data is included in Note 39 to the Consolidated Financial Statements.

	December 31,
	2006	2005
	€ in thousands
Balance Sheet Data
Total net assets	168,670	139,406
Share capital	22,965	22,504
Equity of Pfeiffer Vacuum Technology AG shareholders	138,337	111,429
Equity of minority interests	635	569
Detailed reconciliation of consolidated balance sheet data is included in Note 39 to the Consolidated Financial Statements.

	2006	2005
Other Data
Adjusted weighted average number of shares outstanding:
— Basic	8,728,672	8,690,524
— Diluted	8,728,672	8,690,524

Selected Historical Financial Data According to U.S. GAAP
Beginning December 31, 2006 for the first time we prepared our Consolidated Financial Statements according to IFRS. Pursuant to General Instructions G. “First-Time Application of International Financial Reporting Standards Instruction (C) (c),” the following data are presented in accordance with Accounting Principles Generally Accepted in the United States, our former GAAP. The consolidated statement of income data and balance sheet data have been derived from our Audited Consolidated Financial Statements.

	2006	2005	2004	2003	2002
	€	€	€	€	€
	(in thousands, except per-share amounts)
Statement of Income Data
Net sales	179,484	159,517	151,512	138,590	150,684
Gross profit	87,612	75,505	72,502	63,197	69,002
Selling and marketing expenses	(22,478)	(19,877)	(18,973)	(20,394)	(23,944)
General and administrative expenses	(13,142)	(12,408)	(12,524)	(12,153)	(11,569)
Research and development expenses	(7,323)	(6,432)	(6,387)	(6,301)	(7,517)
Operating profit	44,669	36,788	34,618	24,349	25,972
Income from continuing operations before taxes and minority interests	46,104	39,337	36,447	28,030	29,620
Income from continuing operations	29,440	23,742	21,814	14,705	20,074
Loss from discontinued operations, net of tax	—	(994)	(10,188)	(1,959)	(2,539)
Net income	29,440	22,748	11,626	12,746	17,535

Net earnings per share/ADR from:
Continuing operations, basic and diluted	3.37	2.73	2.51	1.68	2.28
Discontinued operations, basic and diluted	—	(0.11)	(1.17)	(0.22)	(0.29)
Net earnings per share/ADR (€)	3.37	2.62	1.34	1.46	1.99
Dividends declared and paid per ordinary share (*)	2.50	1.35	0.90	0.70	0.56
Dividends declared and paid per ordinary share in U.S. dollars (*)	$3.30	$1.60	$1.23	$0.88	$0.59

Balance Sheet Data
Current assets from continuing operations	119,378	104,468	92,842	66,445	113,580
Net current assets of discontinued operations	—	—	1,862	11,592	8,895
Total assets	168,384	138,824	125,233	119,780	155,496
Current liabilities from continuing operations	23,762	20,796	22,443	21,962	19,579
Net current liabilities of discontinued operations	—	—	1,186	895	907
Long term debt	—	—	—	—	7,746
Share capital	22,965	22,504	22,504	22,504	22,504
Shareholders‘ equity	138,553	112,631	99,355	95,037	92,508

Other Data
Adjusted weighted average number of shares outstanding
— Basic	8,728,672	8,690,524	8,690,524	8,750,201	8,790,600
— Diluted	8,728,672	8,690,524	8,690,524	8,750,201	8,790,600

(*)	2006: Proposed

Exchange Rate Information
     Fluctuations in the exchange rate between the euro (€) and the U.S. dollar (US$) will affect the U.S. dollar amounts received by holders of ADRs on the conversion by the Depositary into U.S. dollars of cash dividends paid in euros on the ordinary shares represented by the ADRs.
     The table below sets forth, for periods after January 1, 2002, the high, low, average and period-end noon buying rates for the euro expressed as U.S. dollars per € 1.

Year Ended December 31,	High	Low	Average Rate	End of Period
			(*)
2002	$1.0477	$0.8600	$0.9449	$1.0477
2003	1.2610	1.0371	1.1309	1.2610
2004	1.3640	1.1798	1.2434	1.3640
2005	1.3514	1.1655	1.2451	1.1834
2006	1.3320	1.1831	1.2560	1.3181

2006
July	$1.2796	$1.2499	$1.2685	$1.2752
August	1.2898	1.2722	1.2814	1.2859
September	1.2862	1.2661	1.2734	1.2669
October	1.2745	1.2515	1.2613	1.2695
November	1.3190	1.2700	1.2883	1.3190
December	1.3320	1.3094	1.3214	1.3181

2007
January
(through January 31, 2007)	$1.3272	$1.2900	$1.3001	$1.2936

(*)	The average of the Noon Buying Rates on the last business day of each full month during the relevant period.
Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of our ordinary shares on German stock exchanges. Accordingly, exchange rate fluctuations are likely to affect the market price of our ADRs on the New York Stock Exchange.
Exchange rate fluctuations may also affect the amount of any cash dividend we pay if a shareholder receives the dividend in U.S. dollars rather than in euros. Please refer to Item 3. “Key Information, D. Risk Factors,” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk,” for information how exchange rate fluctuations affect our business and operations. Please also refer to Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a discussion of the hedging techniques we use to manage our exposure to exchange rate fluctuations.
B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.

D.    Risk Factors
     Within the context of our global operations, we are naturally subject to various risks, which are intrinsically linked with our entrepreneurial activities. In order to be able to specifically deal with these risks, we utilize suitable instruments for identification, analysis and action in our risk management system and evolve these instruments in our individual departments. We have defined the areas of risk management within our individual departments and put in place the necessary procedures, early warning and monitoring systems. We take the defined risk factors into consideration in our annual budgeting process and our multiple-year strategic planning. The planning processes are accompanied by comments from the planning and supervising bodies.
Moreover, the strategic planning, budget and current business position are comprehensively deliberated with our Supervisory Board. Our Supervisory Board receives detailed monthly overviews of the Company’s financial results, as well as reports from the Management Board that could be of particular importance with respect to profitability or liquidity.
General Economic Conditions
     A substantial portion of our sales is generated in Europe and the United States. As a result, an economic weakness or a decline in growth in these markets can have a negative impact on our profitability. A substantial slow-down or decline in demand for our products could have serious effects on our economic and financial positions. In addition, the strong competition that prevails in our market poses the risk of loss of market share and name recognition. In order to limit these market risks, we constantly analyze the environment and the competitive situation. We relativize negative economic changes through measures aimed at adjusting capacities and cost reduction. Ongoing contact with our customers and the market intimacy that this brings with it supplies us with important information about the needs of our customers. We utilize the information about technology needs that we gain from the marketplace to enhance our competitive position and name recognition.
Industry and Business
Technological Changes and Introduction of New Products
     The vacuum industry is characterized by ongoing technological change, as well as by enhancements and new developments to its products. A substantial portion of our economic success is dependent upon our ability to continue to market enhanced or new products on a timely basis and at competitive prices. A failure to preserve our technological lead and manufacture adequate new products in the event of substantial technological change or the superiority of a competitor’s product could significantly adversely affect our profitability and cash flows and our strategic expansion plans.
In fiscal 2006, we spent a total of € 7.3 million on research and development, to combat the risk of technology losses and to maintain our high standards of quality. Strict quality controls reduce the risk of quality shortcomings.
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

Procurement Risk
     The procurement market includes the risk of delivery bottlenecks and dependence upon single suppliers. We continuously examine alternative suppliers and prefer reliable vendors. We attempt to lessen the risk of a reduced supply of raw materials including steel and aluminum with long-term framework contracts.
Rising demand in the worldwide commodities markets for raw materials that we use in our production process has led to price increases in such materials. Continued high prices or further price increases for raw materials and increased pressure on our suppliers could negatively impact our profitability. We may not be able to pass all of those costs on to our customers or suppliers.
Human Resources Management Risk
     As a high-tech manufacturer, we are dependent upon the high level of training and education of our qualified employees. Losing a major portion of our key personnel could lead to serious problems in the factory.
Information Technology Risk
     Risks may arise from malfunctions of our hardware or software and from computer crimes, such as hacker or virus attacks aligned with loss of data or system outages. We keep the risk of data losses to a minimum by performing daily backups of our complete enterprise data. Our enterprise database, in particular, with which our manufacturing operations, materials management, order handling, financial and cost accounting are handled, is subject to a high security standard. All files created by our employees within the server environment are also backed up on a daily basis. Our backup copies are stored in secure, fireproof locations. The activities of our in-house support team reduce system outages to a low level. The Company uses regularly updated virus scanners and modern firewalls to protect its hardware and software against the risk of computer viruses and hacking.
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
Financial
Financial and Liquidity Risk
     In what continues to be a tense overall economic situation, financial risks result from the insolvency of customers, in particular. Generally, liquidity risks are the result of the inability to satisfy payment obligations in a timely fashion. We reduce creditworthiness risks, and thus accounts receivable losses, with the aid of a rigorous system of accounts receivable management and by monitoring our customers’ payment patterns. Moreover, our dependence upon individual customers is very limited, as no end customer accounts for more than 5% of our total sales. To steer liquidity, a cash management system is in place between our German companies, which assures the companies a sufficient supply of cash. Overall, we possess sufficient liquid assets to finance our operative business, to cushion negative developments and to continue to grow from within.

Currency Risk
     We prepare our financial reports in euros (€). Approximately 37% of our sales are invoiced in foreign currencies, primarily in U.S. dollars. Our sales, operating profit and cash flows are significantly exposed to changes in exchange rates between the euro and foreign currencies. We utilize foreign currency forward transactions and options to hedge anticipated receipts in foreign currencies against foreign currency exchange fluctuations. Such hedging transactions are restricted to U.S. dollars in which we generate substantial sales and are conducted exclusively with well-established financial institutions. Pfeiffer Vacuum does not engage in speculative foreign currency forward transactions for investment purposes.
Item 4:    Information on the Company
A.    History and Development of the Company
Organization and History
     Pfeiffer Vacuum Technology AG is domiciled at Berliner Strasse 43, D-35614 Asslar, Germany; telephone: +49-(0)6441-802-0, fax: +49-(0)6441-802-202, http://www.pfeiffer-vacuum.net.
We are a stock corporation (“Aktiengesellschaft”) organized under the laws of the Federal Republic of Germany. We develop, manufacture, sell and service a broad range of vacuum technology products for various applications. Pfeiffer Vacuum was founded in 1890. We have already been active in the vacuum technology industry since the early 20th century, and developed into a leader in vacuum technology with such developments as the turbomolecular pump in 1958. In 1996, the Company was converted from a limited liability company (“Gesellschaft mit beschränkter Haftung”) into a stock corporation (“Aktiengesellschaft”) and listed on the New York Stock Exchange (“NYSE”). Since April 15, 1998, our ordinary shares have been listed on the Frankfurt Stock Exchange in Germany, our home country.
Business and Capital Expenditures
     In 2004, we decided to restructure our unprofitable DVD business, part of our operating segment Germany. After all cost reduction measures proved ineffective, in 2005 we ceased all activities of this sideline activity. The liquidation of the production facility is described in detail in our discussion of discontinued operations in Note 27 to the Consolidated Financial Statements “Discontinued Operations.”
Capital expenditures totaled € 5.6 million in 2006 and included the purchase of factory halls built on our land amounting to € 1.9 million. In 2005 our capital expenditures were € 2.5 million.
Identifying market needs early on and responding to them with customer-driven new developments are fundamental prerequisites for being able to continue to remain competitive in the future and broadening market share. Research & development expenditures thus represent an investment in the future development of our sales, and we anticipate that they will therefore continue to remain at a high level. Total capital expenditures in 2004 amounted to € 2.1 million. For detailed information, please refer to Item 5. B “Liquidity and Capital Resources — Capital Expenditures.”
In 2006, we did not have principal capital expenditures or divestitures in progress. In the years 2006, 2005 and 2004 we did not have divestitures aside from our withdrawal from DVD business disclosed in discontinued operations in Note 27 to our Consolidated Financial Statements.
Based on information known by the Company, no public takeover offers by third parties in respect to the Company’s shares or by the Pfeiffer Vacuum Group of other companies’ shares have occurred during the last and current fiscal years.

B.    Business Overview
Introduction
     Pfeiffer Vacuum develops, manufactures, sells and services a broad range of turbomolecular pumps, backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations, as well as entire vacuum systems. Our product portfolio also includes vacuum components and vacuum instruments.
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
Pfeiffer Vacuum possesses decades of research & development experience relating to vacuum systems and the manufacture of efficient, dependable vacuum pumps. We maintain close contact with our customers, primarily during the product development phase, to assure the manufacture of products that satisfy market requirements. In addition to highly precise engineering, the manufacture of vacuum pumps also necessitates differentiated quality controls. We possess a highly developed CAD/CAM system that assures a high degree of precision engineering of our products.
Our customers include manufacturers of analytical instruments and manufacturers of vacuum process equipment, research and development institutions, as well as companies that employ vacuum processes in their production operations. Our customer base also provides us the opportunity to generate income from the sale of replacement parts and the provision of customer service. In the years 2006, 2005 and 2004, no end customer accounted for more than 5% of the Company’s total sales.
Pfeiffer Vacuum operates in one market segment, vacuum technology. The segment information reported in Note 24 to the Consolidated Financial Statements identifies our operating segments geographically, because the subsidiaries in the individual countries are independent legal entities with their own management which distribute the same products and provide the same services. Details of our principal markets are discussed in Item 5. A. “Operating Results.”
Seasonality
     The Company’s business is subject to neither seasonal nor cyclical fluctuations.
Raw Materials and Suppliers
Purchasing
     Efficient and cost-oriented sourcing of goods and services is a key basis for a company’s profitability. Our activities here are characterized by ongoing optimization of our purchasing processes, access to new purchasing sources and the best possible prices combined with a high degree of flexibility and quality. Maintaining intensive contacts with existing and potential suppliers both in Germany and in other countries, along with collaboration in a spirit of partnership, assure a good and trustful relationship with our suppliers. Only this method of vendor management and the way in which we collaborate leads to sustained success for both sides.

Pfeiffer Vacuum’s involvement of suppliers in the product creation process early on, in particular in connection with categories of goods that are highly demanding in terms of technology, additionally enables us to utilize our suppliers’ development competence during early phases of the development work. This affords us the opportunity of creating innovative products at optimal cost in shorter development cycles, with make-or-buy decisions being taken into consideration. Depending upon the focus of the task in question, our development, purchasing, logistics, quality and manufacturing operations are involved to a greater or lesser extent in the joint process. And, finally, the fact that all products are manufactured exclusively at our facility in Asslar, Germany, also enables us to centralize all major purchasing processes and thus achieve economies of scale.
Our continuous management of costs, our long-term cooperation with suppliers and the availability of secondary sources for important raw materials have led to further cost reductions in 2006 which compensated for increases in energy and raw material prices over the same period of time. For example, the gas prices published by the German Federal Office of Statistics (Statistisches Bundesamt) increased by 16.3% and electricity by 15.4% in the year 2006. In Germany, we have contracts with scheduled price increases for gas and electricity over the same period of time.
The most important raw material for Pfeiffer Vacuum is aluminum. Approximately 2% of the materials purchased by us are aluminum and the remaining 98% of the materials purchased by us consist of several other materials and manufactured components. With respect to aluminum purchased directly by the Company, we have long-term agreements with suppliers for the purchase of aluminum and have been purchasing from these suppliers for more than five years. These contracts include terms whereby the Company must purchase defined quantities and qualities within a defined time frame. These contracts terminate when the defined portions are purchased. The supplier warrants the defined quality and the Company commits itself to purchase the material at agreed prices. During 2006, the market price of aluminum and semi-manufactured products thereof increased by 13.9% based on publications of the German Federal Office of Statistics (Statistisches Bundesamt). We incurred a moderate increase in costs due to the existing contract terms.
We satisfy our requirements for raw materials, auxiliaries, supplies and finished products from various suppliers in Germany and other countries. Our sole major supplier, accounting for approximately 38% of our total material consumption in 2006, is Inficon AG in Balzers, Liechtenstein (approximately 40% in 2005). We have been purchasing from Inficon for more than twenty years; and most of our current purchases from Inficon are for vacuum gauges, mass spectrometers and leak detectors. Many other sources are available for these products.
Marketing Channels
     We are represented through our own sales and service subsidiaries in all major industrialized nations throughout the world. In addition, more than 20 exclusive agencies offer Pfeiffer Vacuum‘s customers competent advice and on-site service.
We do not have installment sales. Contracts for vacuum systems may include prepayments contingent upon the work process, the delivery of the major parts to the customer’s location or the customer’s acceptance. An individual risk assessment occurs before acceptance of an order.
Dependence of the Company on Intellectual Property, Contracts and New Manufacturing Processes
     We hold numerous patents and have certain patent applications pending, but we are not substantially dependent upon any one particular patent or license. Nor are we dependent upon special manufacturing contracts, marketing contracts, financing contracts or new manufacturing processes.
Competitive Position
     We operate in a highly competitive market and receive information on our competitors and their operations, from, among other places, vacuum industry trade associations, such as the VDMA (Verband Deutscher Maschinen- und Anlagenbau) in Europe and the AVS (American Vacuum Society) in the U.S. We also receive information from market analyses and from consulting firms.

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
C.    Organizational Structure
     Pfeiffer Vacuum has 13 subsidiaries in Europe, the United States and Asia, more than 20 exclusively operating marketing agents in other countries, as well as service support points in all major industrial locations throughout the world.
The Company’s subsidiaries are:

Identity and Location of Company	Percent Owned
Pfeiffer Vacuum Austria GmbH, Vienna/Austria	100.0%
Pfeiffer Vacuum Belgium N.V., Temse/Belgium	100.0%
Pfeiffer Vacuum France SAS, Buc/France	100.0%
Pfeiffer Vacuum GmbH, Asslar/Germany	100.0%
Pfeiffer Vacuum Holding B.V., De Meern/Netherlands	100.0%
Pfeiffer Vacuum Inc., Nashua/United States	100.0%
Pfeiffer Vacuum Italia S.p.A., Rho (Milano)/Italy	100.0%
Pfeiffer Vacuum Ltd., Newport/United Kingdom	100.0%
Pfeiffer Vacuum Nederland B.V., De Meern/Netherlands	100.0%
Pfeiffer Vacuum Scandinavia AB, Upplands Väsby (Stockholm)/Sweden	100.0%
Pfeiffer Vacuum (Schweiz) AG, Zurich/Switzerland	99.4%
Pfeiffer Vacuum Korea Ltd., Yongin-City, Kyungki-Do/South-Korea	75.5%
Pfeiffer Vacuum (India) Ltd., Secunderabad/India	73.0%
D.    Property, Plant and Equipment
     We own an approximately 80,000 m2 (861,000 SF) site in Asslar, Germany. The buildings in which our corporate Headquarters, main sales and marketing office and manufacturing operations are located have approximately 25,000 m2 (269,000 SF) of floor space owned by us. We rent approximately 11,000 m2 (118,000 SF) of our own real property to third parties. In addition, we lease premises for sales and service subsidiaries in various countries.
At this location in Asslar, Germany, we manufacture vacuum pumps, vacuum equipment and vacuum systems. Our production capacity at this manufacturing facility in Asslar enables us to complete our orders in adequate time to fulfill our delivery obligations.
All environmental factors, such as electricity, gas and water consumption as well as waste disposal, are regularly monitored and assessed. During the course of the 2006 fiscal year, seven environmental audits were conducted. In 2005, there were nine environmental audits. The items that were audited included compliance with legal requirements in handling, storing and disposing of hazardous substances. No material variances were identified. In addition, the employment of reusable packaging was able to be further expanded. One major customer from the field of plant engineering receives all products in reusable packaging, thus eliminating the need for disposal and the environmental problems this involves.

The Company’s environmental management system was reviewed by an independent certifier in connection with a follow-up audit in November 2006. We passed the audit without any variances, with the certificate under ISO 14001: 2004 retaining its validity through September 2007.
Improved thermal insulation on various factory building roofs and installation of a new heating system in the manufacturing buildings (ceiling-mounted radiant heating) are planned for 2007. This will enable the Company to considerably reduce its energy consumption, and thus contribute to lowering CO2 emissions. We plan to conduct an additional review to determine whether a further reduction in energy consumption and energy costs can be achieved through the employment of a cogeneration plant.
All capital investments are financed through our cash assets.
Item 4. A.    Unresolved Staff Comments
Not applicable.
Item 5.    Operating and Financial Review and Prospects
Introduction
     The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our Consolidated Financial Statements and the related Notes, prepared in accordance with IFRS and reconciled to U.S. GAAP as of, and for the years ended, December 31, 2006 and 2005. Please refer to Note 3 to our Consolidated Financial Statements “Accounting and Valuation Methods,” for a description of our significant accounting policies.
The comparability of our Consolidated Financial Statements for the periods presented in this Annual Report is affected by currency translation effects resulting from our international operations. In 2006 and 2005, the euro, the reporting currency of our Consolidated Financial Statements, strengthened significantly against several other world currencies, especially the U.S. dollar. All of our subsidiaries that report their results in a functional currency other than the euro are subject to currency translation risk. The recent appreciation of the euro also affected our reported segment results. Please refer to the description under the heading “Exchange Rate Risk” in Item 11. “Quantitative and Qualitative Disclosures about Market Risk” for additional information on our currency translation and transaction risk exposure.
New Accounting Rules and Accounting Standards
     For a detailed explanation of new accounting rules and accounting standards please see Note 2, “Application of Amended or New Standards” (IFRS) and Note 40, “Additional Disclosure Information Required by U.S. GAAP — Adoption of New Accounting Rules” (U.S. GAAP) to our Consolidated Financial Statements.
Critical Accounting Policies
     The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on the Company’s historical experiences combined with management’s understanding of current facts and circumstances. Certain of the Company’s accounting policies are considered critical as they are both important to the portrayal of the Company’s financial condition and results and require significant or complex judgment on the part of management. The following is a summary of certain accounting policies considered critical by the management of the Company.

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
Employment-Related Benefits
     The Company incurs certain employment-related expenses associated with pensions. In order to measure the expense associated with these employment-related benefits, management must make a variety of estimates, including discount rates used to present the value of certain liabilities, assumed rates of return on assets set aside to fund these expenses, compensation increases, employee turnover rates, and anticipated mortality rates. The estimates used by management are based on the Company’s historical experience as well as current facts and circumstances. The Company uses third-party specialists to assist management in appropriately measuring the expense associated with these employment-related benefits. Different estimates used by management could result in the Company recognizing different amounts of expense over different periods of time. Please see Note 20 to the Consolidated Financial Statements, “Pensions and Similar Obligations.”
Discontinued Operations
     In 2005, our operating results were influenced by the decision of our corporate management, with the required approval of our Supervisory Board, to discontinue the DVD business. This decision was based upon the sustained economic weakness of this line of business, which was attributable, among other things, to the poor customer payment record. According to IFRS and U.S. GAAP accounting rules, the losses incurred in this line of business are presented separately in the Consolidated Statements of Income as discontinued operations for all reportable periods. For detailed information, please see Note 27 to the Consolidated Financial Statements, “Discontinued Operations.”
We do not anticipate that these discontinued operations will have any impact on our profitability in the future.
Inflation
     In Germany, the average inflation rate was 1.8% during 2006 and 1.9% in 2005. Inflation did not have a significant effect on our operating results.
Other Risks
     Governmental, economic, fiscal, monetary or political policies or factors could materially affect, directly or indirectly, the Company’s operations. Some of these risks are discussed in Item 3. “Key Information — D. Risk Factors.” Non-German shareholders/ADR-holders have the same rights and are subject to the same risks as German shareholders/ADR-holders.

A.    Operating Results
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.
Our extensive line of products and services ranges from individual components right through to complex vacuum systems. As a leading supplier in vacuum technology, we offer various types of pumps for a wide range of applications.

Vacuum generation	Turbopumps, rotary vane pumps, dry pumps, Roots pumps
Vacuum measurement and analysis equipment	Vacuum gauges and controllers, mass spectrometers, leak detectors
Installation elements	Fittings, flanges, valves
Vacuum systems	Vacuum pumping stations, leak detection systems, multi-stage vacuum systems
Vacuum
     The surface of the earth is surrounded by a layer of air (the atmosphere) that exerts a given pressure (atmospheric pressure). A vacuum exists if the pressure prevailing in a vessel is lower than the atmospheric pressure that surrounds it. The unit of measure for pressure is millibar (mbar). Vacuum technology differentiates between four vacuum ranges:
•	Low vacuum: From 10[3] to 1 mbar, e.g. for vacuum packaging

•	Medium vacuum: From 1 to 10-3 mbar, e.g. for decorative coating

•	High vacuum: From 10-3 to 10-7 mbar, e.g. for equipment used in doping checks and environmental analysis

•	Ultra-high vacuum: From 10-7 to 10-12 mbar, e.g. for space simulation or scientific research
Vacuum Generation
Turbopumps
     The turbomolecular pump was invented at Pfeiffer nearly 50 years ago, and has since been steadily evolved. Turbopumps are the Company’s most important products. These pumps are available in a wide range of sizes for all applications in the high- and ultra-high vacuum ranges.
Rotary vane pumps
     Rotary vane pumps are employed as backing pumps for turbo and Roots pumps, in addition to being used as stand-alone pumps. We offer models for all applications in the low- and medium-vacuum ranges.
Dry pumps
     A dry pump does not require lubricants in the pump chamber. This guarantees a high level of process purity and very good environmental compatibility. We have developed a line of dry pumps for employment in the semiconductor industry, in freeze-drying and in metallurgy, for example.
Roots pumps
     We provide a complete line of Roots pumps for applications in the low- and medium-vacuum ranges. These pumps are characterized by an optimum ratio between pumping speed and physical size.

Vacuum Measurement and Analysis Equipment
Vacuum gauges and controllers
     In addition to vacuum generation pumps, we also offer a variety of powerful vacuum measurement and analysis equipment.
Mass spectrometers
     In industrial production processes, it is often not only important to know “how much” is in something, but also “what it is.” With the aid of a mass spectrometer, it is possible to analyze the composition of a gas.
Leak detectors
     Our helium leak detectors enable troublesome, quality-reducing leaks in products and processes to be identified. These devices are employed, for example, for quality assurance in building and operating vacuum systems, refrigerators, air conditioning systems, automotive fuel tanks and brake lines.
Installation elements
     In order to interconnect the various vacuum components or to disconnect them from one another, we offer a broad selection of installation elements, such as flanges, fasteners, gaskets, seals and valves.
Vacuum Systems
TurboCubeTM pumping stations
     In addition to stand-alone pumps, we also produce ready-to-run pumping stations for analytical applications and research & development needs. These TurboCubeTM pumping stations are modularly designed and essentially consist of a turbopump, a backing pump, a vacuum gauge, as well as a controller.
CombiLineTM pumping stations
     We also offer a broad range of CombiLineTM pumping stations. In addition to our proven standard pumping stations, in which various sizes of Roots pumps are combined with rotary vane and dry pumps as backing pumps, we also provide different solutions for specific processes.
Leak detection systems
     Pfeiffer Vacuum develops and manufactures complete vacuum systems for specific processes, such as leak testing of components for applications in the automotive industry, of pressure vessels or in the food industry. The products in this category also include helium leak detection systems.
Vacu2 multi-stage vacuum processes
     Together with die casting specialists, Pfeiffer Vacuum has made a crucial advance in die casting technology. The purpose of vacuum in a die casting system is to evacuate a given volume of air from the mold cavity and the shot sleeve within the shortest possible period of time.

Service
     Service for our products is a line of business in its own right within the Company’s product portfolio. A close-knit worldwide service network assures that prompt assistance can be provided to our customers. Service includes maintenance, repair or replacement of products at the factory or on the customer’s premises and supply of replacement parts.
In contrast to most of Pfeiffer Vacuum’s competitors, the Company guarantees on-site service and a 24-hour response time for replacement or repair of its pumps in all major industrialized nations. Service sales include the total after market sales such as invoiced working hours for service personnel, spare parts and replacement products.
2006 Compared to 2005
(Percentages calculated on the basis of amounts in thousands of €)
     Generally, we can look back with satisfaction at a successful 2006 fiscal year. In the face of a world economic environment that was difficult overall, along with stiff pricing competition in the vacuum industry, we succeeded in increasing sales and were able to sustain our cost-consciousness that exists in all areas of the Company, along with optimization of our operating processes.
Net Sales
     Presented below are net sales by segment, by region, by product and by market for the year 2006. It should be noted with respect to net sales by segment that the sales shown in this presentation were allocated on the basis of the registered office of the company that invoiced the sales. The segment-based presentation thus shows net sales by subsidiaries. Net sales by region, on the other hand, include all sales in a given region, regardless of which subsidiary within the Pfeiffer Vacuum Group actually invoiced the sales. Net sales by segment and by region can thus differ from one another to a greater or lesser extent. Net sales in the Asian segment, for example, differ from those shown for the Asian region, as the Asian segment includes only the sales of our two Asian subsidiaries in India and Korea. The presentation for the Asian region, in contrast, additionally includes sales generated directly with Asian customers by the German company, such as with customers in Japan, Taiwan and China. In net sales by segment, the sales the German company generated through direct deliveries to agents and/or customers outside Germany were significantly higher than German sales by region. Net sales in the U.S. region and the U.S. segment, on the other hand, are nearly identical, because virtually all sales in this region are handled through our U.S. subsidiary.
The prices of the vacuum pumps we manufacture, sell and service, range from approximately K€ 1 to K€ 60. In 2006, increased sales were attributable to both a higher volume of products and a more favorable product mix (a greater percentage of our high-margin products were sold in 2006 compared to 2005).
Net Sales by Segment
The total net sales of € 179.5 million generated in 2006 (2005: € 159.5 million) break down as follows among the various segments:

	Year ended December 31,
	2006		2005
	(€ in thousands)%		(€ in thousands)%
Net sales by segment
Germany	79,700	44.4	70,159	43.9
Europe (excluding Germany)	52,999	29.5	49,720	31.2
United States	41,577	23.2	36,301	22.8
Asia	5,208	2.9	3,337	2.1

Total	179,484	100.0	159,517	100.0

Year-on-year sales growth was achieved in all segments in 2006. The highest growth rates were recorded by our Asian subsidiaries in Korea and India, whose combined sales advanced by € 1.9 million, or 56.1%, from € 3.3 million to € 5.2 million. The sales of our U.S. subsidiary also rose disproportionately by € 5.3 million, or 14.5%, from € 36.3 million to € 41.6 million, even though the weak U.S. dollar had a € 0.4 million negative impact on sales revenues. Expressed in U.S. dollars, sales advanced by US$ 7.0 million, or 15.5%, from US$ 45.3 million to US$ 52.3 million. With growth of 13.6%, sales of the German companies developed slightly above the average of the Group. On the other hand, the sales generated by the other European companies (excluding Germany) rose only moderately by € 3.3 million, or 6.6%, from € 49.7 million to € 53.0 million.
Net Sales by Region
In contrast to our segment information referred to above, the following provides information as to where we delivered our products:

	Year ended December 31,
	2006		2005
	(€ in thousands)%		(€ in thousands)%
Net sales by region
Germany	50,882	28.4	44,939	28.2
Europe (excluding Germany)	54,434	30.3	51,012	32.0
United States	41,309	23.0	36,022	22.5
Asia	31,191	17.4	25,840	16.2
Rest of world	1,668	0.9	1,704	1.1

Total	179,484	100.0	159,517	100.0

Europe (excluding Germany)
In Europe, sales totaled € 54.4 million, up € 3.4 million from € 51.0 million the year before. Within this region, sales developed on a positive note in Switzerland (€ 8.4 million, increase of 18.7%) and the UK (€ 6.6 million, increase of 13.0%), while stagnating at € 6.3 million in France and declining in Scandinavia (€ 4.7 million, decrease of 20.1%). Sales in Austria, Eastern and Southeastern Europe developed on an exceptionally positive note. In this region, sales increased by 27.6% to € 11.1 million. Accounting for 30.3% of total sales, Europe continued to generate the largest share of total net sales revenues (2005: 32.0%).
Germany
Net sales revenues in Germany advanced by € 6.0 million, or 13.2%, from € 44.9 million to € 50.9 million. Following weaker years, this marked the first time that Germany again saw a significant rise in net sales. The stronger demand came both from German end-customers, such as research & development facilities, as well as from Original Equipment Manufacturers (OEMs), who integrate our products into their systems and then export them. In 2006, our Company generated 28.4% of its total sales with its customers in Germany (2005: 28.2%).
United States of America
In this region, sales revenues rose disproportionately by 14.7% from € 36.0 million to € 41.3 million. In 2006, we succeeded in winning nearly 300 new customers in the United States, who generated over US$ 3 million in additional sales. Our customers in the United States accounted for 23.0% of total sales in 2006, as opposed to 22.5% the year before.
Asia and other Regions
With an increase of 20.7%, the Asian region posted the strongest growth rate in the regional sales mix, as well, with sales revenues advancing from € 25.9 million to € 31.2 million. At € 16.0 million (2005: € 15.7 million), Japan accounted for the largest share of total sales in Asia. Sales advanced from € 4.3 million to € 5.8 million (34.4%) in Korea and from € 2.6 million to € 3.1 million (18.7%) in India. Moreover, the expansion of our sales and service facility in China during the year 2006 also generated initial sales growth (70.2%, from € 1.2 to € 2.0 million). The percentage of total sales accounted for by the Asian region has steadily risen in recent years and now totals 17.4%, as opposed to 16.2% the year before. Sales of € 1.7 million in the other regions of the world remained at the previous year’s level. The sales generated in these other regions accounted for 0.9% of total sales (2005: 1.1%).

Net Sales by Product
The following table summarizes our net sales by product:

	Year ended December 31,
	2006		2005
	(€ in thousands)%		(€ in thousands)%
Net sales by product
Turbopumps	78,284	43.6	64,397	40.4
Measurement and analyses equipment, components	45,938	25.6	41,347	25.9
Service	25,344	14.1	23,515	14.7
Backing pumps	24,786	13.8	22,775	14.3
Systems	4,582	2.6	6,935	4.4
Other	550	0.3	548	0.3

Total	179,484	100.0	159,517	100.0

Any number of high-tech products and articles used in daily life can only be manufactured in vacuum chambers in which pressure conditions that are similar to those in outer space prevail. Different types of pumps are needed for the various vacuum pressure ranges: For low and medium vacuum, these are primarily rotary vane, Roots and dry pumps. Turbomolecular pumps, or turbopumps for short, are employed to generate high and ultra-high vacuum.
Turbopumps
Our most important product, accounting for 43.6% of total net sales revenues in 2006 (2005: 40.4%), is the turbopump. This class of pumps was invented at Pfeiffer nearly 50 years ago, and has since been steadily evolved. Turbopumps are available in a wide variety of versions – from the world’s smallest and most compact pump with a pumping speed of 11 liters per second for the analytical industry right through to large, 2,000-liter pumps that are primarily employed in the coating and semiconductor industries. During the year 2006, sales of turbopumps rose by € 13.9 million, or 21.6%, from € 64.4 million to € 78.3 million. The Company was able to further expand its market and technology leadership in this product segment. The higher sales during the year 2006 stemmed, in particular, from our ability to win new customers and some high order volumes.
Measurement and analysis equipment, Components
Pfeiffer Vacuum not only offers its customers products for generating vacuum. Vacuum measurement equipment is every bit as important. A precise knowledge of the total pressure or the quality of the vacuum are prerequisites for assuring proper operation of manufacturing processes that occur under vacuum. This necessitates vacuum measurement and analysis equipment. In order to interconnect the various vacuum components or to disconnect them from one another, we additionally offer a broad selection of installation elements, such as flanges, fasteners, gaskets, seals and valves. Sales of these products increased by € 4.6 million, or 11.1%, from € 41.3 million the year before to € 45.9 million. Accounting for 25.6% of total sales, this product category continues to rank second (2005: 25.9%).
Service
Service for our products is a category in its own right within the Company’s product portfolio. A close-knit, worldwide service network guarantees prompt support for our customers. With our unique selling point of “on-site bearing changes,” we offer our customers highly favorable cost of ownership for turbopumps. Service includes maintenance, repair or replacement of products at the factory or at the customer site, supply of spare parts as well as system start-up. Service sales revenues rose by € 1.8 million, or 7.8%, from € 23.5 million to € 25.3 million. The percentage of total sales accounted for by service thus declined from 14.7% to 14.1%.

Backing pumps
Our product line of so-called backing pumps consists of rotary vane pumps, Roots pumps and dry pumps. The dry pump line includes diaphragm pumps, reciprocating pumps, screw pumps and complete pumping stations for specific processes. This product category generated sales of € 24.8 million during the year 2006 (2005: € 22.8 million). This correlates to 13.8% of total sales, as opposed to 14.3% the year before.
Systems
In addition to individual vacuum components, such as pumps, measurement equipment and components, Pfeiffer Vacuum also develops and manufactures complete vacuum systems for specific processes. During the year 2006, sales revenues for leak detection systems and coating systems declined, with sales in the Systems product category dropping by € 2.3 million, or 33.9%, from € 6.9 million to € 4.6 million. Systems accounted for 2.6% of total sales, as opposed to 4.4% the year before.
Other
This category records sales revenues generated by leasing building space. Sales revenues here remained stable at € 0.6 million (2005: € 0.5 million).
Net Sales by Principal Markets
     This section of the Annual Report details the development of net sales revenues in the individual markets in 2006 relative to the year before. Our strong competitive advantage – our independence from individual sales markets – can be seen from the table below.

	Year ended December 31,
	2006		2005
	(€ in thousands)%		(€ in thousands)%
Net sales by markets
Analytical Industry	45,184	25.1	40,005	25.1
Industrial	44,585	24.9	37,488	23.5
Research and Development	37,512	20.9	30,809	19.3
Optical and Glass Coating	26,991	15.0	26,695	16.8
Semiconductor Industry	19,307	10.8	18,108	11.3
Chemical and Process Technology	5,905	3.3	6,412	4.0

Total	179,484	100.0	159,517	100.0

Analytical industry
Sales in this category saw significant growth during the year 2006, advancing by € 5.2 million, or 12.9%, from € 40.0 million in 2005, to € 45.2 million. At 25.1%, this market’s percentage of total sales remained at the same level as in 2005. Modern analytical systems would be inconceivable without vacuum technology. In 2006, our focus was on vacuum products for ever-smaller, portable analytical equipment. During the year 2006, Pfeiffer Vacuum showcased these products at the Pittcon (Orlando, Florida) and Analytica (Munich, Germany) trade shows. We were qualified as a component supplier to a major manufacturer of an entirely new electron microscope concept.
Industrial
We continued to expand our position in this heterogeneous market, too, with sales rising by € 7.1 million, or 18.9%, from € 37.5 million to € 44.6 million. This market’s percentage of total sales amounted to 24.9% (2005: 23.5%). Steadily rising demands are being placed upon quality needs in connection with the manufacture of industrial products. As a result, vacuum technology is taking on increasing significance.

There is a wide variety of applications in the industrial sector, including a broad range of potential applications for our products. Roots pumping stations for steel degassing were delivered to a customer in Poland, for example, and initial sales successes were achieved with the innovative Vacu2 multi-stage vacuum process for inclusion-free die casting of aluminum automotive engines.
Research & development
We were able to further expand our strong position in this market segment. Sales rose faster than had been budgeted, by € 6.7 million, from € 30.8 million to € 37.5 million. Universities and major research centers in Europe, the United States, Asia and other parts of the world have come to rely upon the quality and dependability of products from Pfeiffer Vacuum. At the same time, we also supply numerous industrial research facilities. And our products are additionally being used in connection with research into renewable energies. During 2006, we received large orders from major research centers in Switzerland, the United States, the United Kingdom and Germany.
Coating
Business with vacuum components for the coating market is project-driven in nature and is thus subject to fluctuations. During the year 2006, sales in the subsegment of photovoltaics posted above-average growth, whereas they declined considerably as a result of slumping sales in the storage media subsegment. Totaling € 27.0 million, sales revenues in the coating market remained virtually on the same level as in the previous year (€ 26.7 million). This market segment accounted for 15.0% of total sales (2005: 16.8%). There are a wealth of application examples for coating under vacuum, ranging from coating solar cells and applying antireflective coatings on eyeglass lenses to manufacturing architectural glass right through to metalizing CDs and DVDs. Our customers in this market segment utilize our entire product portfolio: Turbo and backing pumps, measurement equipment, components and valves.
Semiconductors
The semiconductor segment is the most cyclical of all the markets served by Pfeiffer Vacuum. In 2006, sales revenues again posted stronger growth than in the years before, although this increase was moderately diluted by the weakness of the dollar at year-end. Sales advanced by € 1.2 million from € 18.1 million to € 19.3 million. This market segment accounted for 10.8% of total sales (2005: 11.3%). In addition to microprocessor fabrication, we also include flat panel display production and computer hard disk coating in the semiconductor market segment.
Chemical and process technology
Sales in this market segment decreased by € 0.5 million in 2006, from € 6.4 million to € 5.9 million, accounting for 3.3% of total sales (2005: 4.0%). The applications in the chemical and process technology market segment are very closely related to those in the industrial system technology segment. Employed first and foremost in this segment are our new dry pumps, as well as our extremely reliable rotary vane and Roots pumps.
New orders and orders on hand
     New orders during 2006 totaled € 175.6 million, up € 12.9 million, or 7.9%, from the previous year’s level of € 162.7 million. € 5.8 million of this increase stemmed essentially from the higher volume of new orders for turbopumps, while € 4.3 million was attributable to a higher level of orders in the backing pump segment. New orders for systems decreased by € 1.7 million from € 5.5 million to € 3.8 million. New orders in the service segment, increased by € 1.3 million. This strong rise in orders for new products, especially in connection with turbopumps, resulted predominantly from major orders received from the analytical and R & D markets. As a result of both orders from our customers that involve increasingly shorter delivery time wishes as well as our shorter cycle times, many orders are now being transformed into sales revenues (book to bill) within a matter of weeks.
At the close of fiscal 2006, the book-to-bill ratio – the quotient between new orders and sales – amounted to 0.98 (2005: 1.02). This means that the value of new orders is slightly below the level of sales. Our order backlog of € 25.6 million as of December 31, 2006 (2005: € 29.5 million) affords us sufficient predictability for the initial months of 2007. Our most important product family, turbopumps, accounted for 51.2% of orders on hand.

Cost of Sales and Gross Profit
     Cost of product sales include all expenses that are related to the (sold) product in a direct or indirect manner, for example, material consumption (including inbound freight charges), production-related wages and salaries, including the respective fringe-benefit costs, purchasing and receiving costs, inspection costs and warehousing costs. Cost of service sales includes the total after-market sales-related expenses.
Cost of sales by segment consists of:

	Year ended December 31,
	2006		2005
	(€ in thousands)%		(€ in thousands)%
Cost of sales
Germany	14,361	15.7	15,783	18.8
Europe (excluding Germany)	41,507	45.2	38,442	45.8
United States	32,074	34.9	27,181	32.4
Rest of world	3,887	4.2	2,526	3.0

Total cost of sales	91,829	100.0	83,932	100.0

Cost of sales increased to € 91.8 million during the year 2006 (2005: € 83.9 million), predominantly as a result of our higher sales. The fact that cost of sales increased by only 9.4% on sales growth of 12.5% produced a significantly higher gross profit of € 87.7 million (2005: € 75.6 million). This stemmed from a higher percentage of products with higher margins as well as from our successes in keeping rising raw materials and energy prices largely under control in 2006. In fact, this enabled us to more than compensate for the impact of higher personnel and pension expenses on cost of sales.
Gross margin, the ratio between gross profit and net sales, advanced significantly from 47.4% in 2005 to 48.8% in 2006.
Selling and Marketing Expenses
     Our selling and marketing expenses mainly include wages and salaries including the respective fringe-benefit costs, costs for marketing and advertising and costs related to trade fairs and conventions, as well as other merchandising costs (such as catalogs and brochures).
Selling and marketing expenses increased by € 2.5 million from € 20.0 million in 2005 to € 22.5 million in 2006. As a percentage of net sales it decreased slightly from 12.6% in 2005 to 12.5% in 2006. We launched of a new, worldwide image campaign (Captain Vacuum joins the Pfeiffer Vacuum team) in order to set us apart from the competition in a positive light. To our knowledge this type of communication has never before been employed in the vacuum industry.
Our advertising and promotional costs amounted to € 1.9 million for the period ended December 31, 2006, and € 1.5 million for the previous year.
General and Administrative Expenses
     General and administrative expenses predominantly include wages and salaries including the respective fringe-benefit costs, audit and other general consulting fees and other costs that relate to the Company as a whole. We recorded general and administrative expenses in 2006 amounting to € 12.9 million, compared to € 12.4 million the year before. This increase resulted predominantly from higher personnel expenses and from higher administrative expenses in connection with the implementation and audit of requirements under the Sarbanes Oxley Act. General and administrative expenses represented 7.2% (2005: 7.8%) of our net sales.

Research and Development Expenses
     Research & development expenses were up significantly by € 0.6 million from the year before to € 7.3 million in 2006, and accounted for 4.1% of sales (2005: 4.2%). Developing new products and evolving our successful existing product portfolio is a high priority for us. In addition to our own specialists in our engineering and development departments, we also collaborate closely with universities and with companies in Germany and other countries who possess key technologies.
We expense all research and development costs as they are incurred and anticipate that future spending on research and development will be comparable to current levels.
Operating Profit
     Because expenses in the individual departments did not rise as strongly as sales revenues, we again succeeded in increasing our operating profit, which totaled € 45.0 million for the 2006 fiscal year, as opposed to € 36.4 million in 2005. This represents a significant rise of € 8.6 million, or 23.4%, as well as the highest level of operating profit in the Company’s history. At 25.1% (2005: 22.8%), the EBIT-margin, the ratio between operating profit and sales, also reached a new record level for us.
Every employee of Pfeiffer Vacuum contributed an average of K€ 66 to the Company’s operating profit during the year 2006. (Operating profit amounting to € 45.0 million divided by total average number of employees of 685).
Net Financial Income
     Net financial income for the year 2006 totaled € 1.4 million compared to € 2.5 million in 2005. It consists of interest income amounting to € 2,0 million (2005: € 1.5 million) offset by interest expense amounting to € 0.1 million (2005: € 0.2 million) and exchange rate losses of € 0.5 million (2005: Exchange rate gain of € 1.3 million). The development of the U.S. dollar relative to the euro was the main reason for the decline in the foreign exchange result.
Income Taxes
     Income tax expenses totaled € 16.6 million in 2006, as opposed to € 15.0 million in 2005, with € 16.7 million being attributable to current tax expenses and € 0.1 million to deferred tax benefits (2005: € 14.6 million current and € 0.4 million deferred income tax expenses, respectively). This increase of € 1.6 million in the year 2006 was predominantly the result of higher income, which was partly offset by capitalized tax claims. This capitalization also led to a decreased tax rate of 35.8%, down from 38.4% the year before. For further information please refer to Note 18 to the Consolidated Financial Statements “Income Taxes (from Continuing Operations).”
Losses from Discontinued Operations
     There were no longer any losses from discontinued operations for the 2006 fiscal year. In 2005, an after-tax loss of € 1.0 million had been incurred here, stemming from the Company’s withdrawal from DVD business. Losses from these discontinued operations are not anticipated in the future.
Net Income
     Totaling € 29.8 million, Pfeiffer Vacuum earned the highest net income in the Company’s history. In 2005 the net income had amounted to € 23.0 million and included a net loss from discontinued operations of € 1.0 million. Thus, income from continuing operations increased by € 5.8 million, or 24.1%, from € 24.0 million in 2005 to € 29.8 million.
€ 29.6 million, or 99.5% of the Company’s net income, is attributable to the shareholders of Pfeiffer Vacuum Technology AG (2005: 99.5%) and € 0.2 million (2005: € 0.1 million) is attributable to minority interests. For further information, please refer to Note 39d) to the Consolidated Financial Statements, “Minority interests.”

B.    Liquidity and Capital Resources
     We have historically generated sufficient cash to fund our operations, including all working capital requirements, capital expenditures and debt repayments. In 2006, cash and cash equivalents rose by a total of € 13.7 million, amounting to € 75.4 million on December 31, 2006 (2005: € 61.7 million). In our Consolidated Statement of Cash Flow for the year ended December 31, 2005 we separately disclosed “changes in net cash from discontinued operations” (usage of € 0.5 million) and “proceeds from disposal of discontinued operations” of € 0.2 million.
Cash flow from operating activities in 2006 amounted to € 31.8 million (2005: € 24.5 million). In particular, this increase of € 7.3 million, or 29.8%, was attributable predominantly to the increased earnings before taxes (€ 7.4 million). A total cash usage of € 4.0 million as compared to the prior year was due to increased inventories and receivables. This development was more than offset by the € 5.6 million increase in liabilities. In addition, tax payments were up € 0.8 million. Moreover, Pfeiffer Vacuum’s cash flow margin, (operating cash flow relative to sales revenues) was 17.7% in 2006 (2005: 15.4%), and our cash flow per share (operating cash flow relative to the average number of shares outstanding for the year) was € 3.64 in 2006 (2005: € 2.82).
Net cash used in connection with investing activities in 2006 included purchases of investment securities in the amount of € 9.0 million (2005: € 8.0 million) and capital expenditures in the amount of € 5.6 million (2005: € 2.5 million). This development was offset by net cash provided by redemption of investment securities in the amount of € 3.0 million (2005: € 9.0 million), as well as by net cash provided by proceeds from disposals of fixed assets (€ 0.2 million, 2005: € 0.1 million), resulting in total net cash used in investing activities of € 11.4 million (2005: € 1.2 million).
The dividend of € 11.7 million for 2005 – which was paid in June 2006 – was the primary factor that led to a usage of cash flow from investing activities in the amount of € 5.8 million (2005: € 8.0 million). In addition, the share buyback resulted in net cash used in investing activities of € 1.3 million. This was offset by net cash provided in the amount of € 7.3 million from the conversion of convertible bonds. There had been no share buybacks or conversions of convertible bonds in 2005.
Free liquidity was invested in interest-bearing vehicles within the framework of our financial management. A cash management system is in place between the German companies within the corporate group in order to bundle liquidity. The parent corporation regularly concentrates the free liquidity from the non-German group companies. Conservative and largely short-term investment vehicles, such as money-market or time deposits at banks, dominate in connection with financial investments. In the case of securities, only fixed- or variable-rate bond issues from issuers with high credit ratings are fundamentally acquired. These are typically bond issues from banks or high-grade industrial bond issues. We do not enter into speculative transactions. Our working capital is sufficient for all present requirements.
Since 1998 we have enabled our shareholders to participate in Pfeiffer Vacuum’s success in the form of a dividend. Based on our level of cash and cash equivalents, the Management and Supervisory Board will propose at the Annual Shareholders Meeting that a dividend in the amount of € 2.50 per share will be paid (2005: € 1.35). An aggregate dividend of approximately € 11.7 million was approved and paid in 2006.
We did not have long-term debt as of December 31, 2006, and December 31, 2005. We have various lines of credit available for operating purposes in the amount of approximately € 10.7 million (2005: € 10.8 million). No amounts under these lines were outstanding at December 31, 2006 and 2005. All of the credit facilities are denominated in euros. These lines of credit have indefinite terms. Our borrowing requirements are not seasonal.
Other than solvency requirements, there are no legal restrictions on the transfer of funds by the Company’s subsidiaries to the parent. Our subsidiaries are legally independent enterprises, financing their cash obligations through their business activities.

Capital Expenditures
     At € 5.6 million, the capital expenditures of the corporate group were up significantly from the previous year’s level of € 2.5 million and consisted of the following:

	Year ended December 31,
	2006		2005
	(€ in thousands)%		(€ in thousands)%
Capital Expenditures
Land and buildings	1,379	24.6	966	39.1
Technical equipment and machinery	1,670	29.8	242	9.8
Other equipment	1,409	25.1	986	39.9
Software	208	3.7	276	11.2
Investment properties	944	16.8	—	—

Total capital expenditures	5,610	100.0	2,470	100.0

The significant increase in capital expenditures for land and buildings, as well as for investment properties, was predominantly attributable to the acquisition of factory buildings. Prior to their acquisition, these buildings were already being utilized under long-term leases.
Foreign Currency Exchange Hedging
     Approximately 37% of our net sales are denominated in currencies other than the euro, primarily in U.S. dollars. We enter into foreign currency forward contracts and options to hedge the exposure of our forecasted sales against currency fluctuations. All derivative financial instruments are entered into only in this scope and qualify as cash flow hedges. These forward contracts are limited to U.S. dollars, and are designed to protect against the impact of changes in exchange rates on these sales. Internal controls assess the effectiveness of all hedging activities. For further Information, please see Note 25 to the Consolidated Financial Statements, “Financial Instruments,” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Exchange Risk.”
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
A significant increase in patent applications and patents granted demonstrates the Company’s innovative strength. Eighteen new patent applications were filed in the year 2006 (2005: 11). In addition, 20 patents were granted on pending applications (2005: 6). We hold a total of over 80 fundamental patents worldwide, as well as more than 110 patent families with nearly 400 national intellectual property rights. We spent € 7.3 million in 2006 and € 6.7 million in 2005 on expenditures for research and development.

D.    Trend Information
Vacuum industry
     The development in the vacuum industry roughly paralleled the previous year’s development and is characterized by stable growth of between 6% and 7%. The key drivers in this development were the analytical and semiconductor markets, in particular, while the field of research & development did not see any noteworthy growth. For further information please refer to Item 3. D. “Risk Factors — Highly Competitive Industry.”
Outlook
     We have prepared our Consolidated Financial Statements for the fiscal year ended December 31, 2006 for the first time in accordance with International Financial Reporting Standards (IFRS). For further information, please refer to “Preliminary Remarks” and for the reconciliation from IFRS to U.S. GAAP to Note 39 “Summary of Differences Between IFRS and U.S. GAAP” and to Note 40 “Additional Disclosure Information Required by U.S. GAAP” to our Consolidated Financial Statements.
Purchasing
     In contrast to industries that are characterized by a high level of raw material inputs, we employ semi-finished goods (raw materials that have already been partially processed) nearly exclusively in manufacturing our products. Since the production of these goods already adds value to the raw materials – only a minor portion of the price we pay is attributable to the actual cost of the raw material itself –, only a portion of rising raw materials prices impacts our costs. In addition, working in collaboration with our key vendors, we also optimize their value added processes in order to assure an optimal supply of inputs in terms of costs and lead times. Moreover, electronic handling of purchasing processes is a further major element in our internal process optimization. For further information please refer to Item 4. B. “Business Overview — Raw Materials and Suppliers, Purchasing.”
E.    Off-Balance Sheet Arrangements
Not applicable.

F.    Tabular Disclosure of Contractual Obligations
     We have entered into purchase, rental, leasing or maintenance agreements which expire at various dates. The table below presents the maximum amount of the off-balance sheet contractual commitments as of December 31, 2006, classified by periods in which the contingent liabilities or commitments expire:
Contractual Obligations

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	€ in thousands
Operating leases	2,299	842	1,082	360	15
Purchase obligations	3,524	541	2,796	187	—
Maintenance contracts	452	352	100	—	—
Pension payments *	24,134	1,990	4,249	4,634	13,261

Total contractual obligations	30,409	3,725	8,227	5,181	13,276

*	Pension payments include only payments for the next ten years as reported by the Company’s actuaries.
Purchase obligations include long-term arrangements for future material supplies. Rental expenses amounted to € 1.1 million for both, the years 2006 and 2005. The Company did not have any capital lease obligations outstanding as of December 31, 2006 or 2005.
Item 6.    Directors, Senior Management and Employees
A.    Directors and Senior Management
General
     In accordance with the German Stock Corporation Act (Aktiengesetz), Pfeiffer Vacuum has a Supervisory Board (Aufsichtsrat) and a Management Board (Vorstand). The two boards are separate, and no individual may simultaneously be a member of both boards.
In March 2003 the Company established an Audit Committee. All of its individuals are members of the Supervisory Board.
Our Management Board is responsible for managing the day-to-day business in accordance with applicable laws, our Articles of Association and Bylaws (Satzung) and our Internal Rules of Procedure (Geschäftsordnung). In January 2007, we amended our Articles of Association and Bylaws. An English-language version is filed as Exhibit 1.1 to this Annual Report.
The principal function of our Supervisory Board is to supervise our Management Board. It is also responsible for appointing and removing the members of the Management Board. In addition to the requirements of the German Stock Corporation Act and our Articles of Association and Bylaws, our Supervisory Board may provide that certain major or unusual transactions, for example, those involving large capital expenditures or decisions regarding the strategy of the Company, require the prior consent of the Supervisory Board. Our Supervisory Board is not, however, involved in the day-to-day business of the Company.
Our Audit Committee supervises the Management Board and has installed controls and procedures to examine the Company’s reporting and book-keeping system.

In carrying out their duties, the members of the Supervisory Board, the Audit Committee and the Management Board must exercise the standard of care of a diligent and prudent businessperson. In complying with this standard of care, the members of the Supervisory Board, the Audit Committee and the Management Board must take into account a broad range of considerations, including the concerns of the Company and its shareholders, employees and creditors.
Management Board (Vorstand)
     Our Management Board presently consists of two members who are appointed by the Supervisory Board in accordance with the German Stock Corporation Act. Pursuant to the Articles of Association and Bylaws of the Company, any two members of the Management Board, or one member of the Management Board and the holder of a special power of attorney (Prokura), may legally bind the Company.
Our Management Board must report regularly to the Supervisory Board and the Audit Committee, in particular, on proposed business policy, budgets and strategy, profitability and on the current business of the Company, as well as on any exceptional matters that arise periodically.
Initially, the members of the Management Board were appointed by the Supervisory Board in 1996 for a term of five years. Later on, the members of Management Board were appointed for terms of up to five years. The normal retirement age for members of the Management Board is sixty-five, though it is possible for a member of the Management Board to continue in office beyond this age with the approval of the Supervisory Board.
Under certain circumstances, such as a serious breach of duty or a bona fide vote of no confidence by the shareholders, a member of the Management Board may be removed by the Supervisory Board prior to the expiration of his or her term of office. A member of the Management Board may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself or herself and the Company.
According to our Articles of Association and Bylaws, decisions of the Management Board are approved by a simple majority of the votes. In the event of a tie, the Chairman of the Management Board (Vorstandsvorsitzender) or, in his absence, the Vice Chairman, has the deciding vote. Currently, no Vice Chairman of the Management Board has been appointed.
The present members of our Management Board are as follows:
Wolfgang Dondorf
     Wolfgang Dondorf (age 63), Chairman of the Management Board, responsible for Development, Manufacturing, Sales & Marketing and Public Relations, was appointed Managing Director of the Company in July 1994 and has been a member of the Management Board since 1996. From 1989 to 1994, Mr. Dondorf served as managing director of King Plastic GmbH, a plastic components manufacturing company. He also served as managing director of Pulsotronic GmbH from 1982 to 1989, Starkstrom Gummersbach GmbH from 1979 to 1982, and Sprague Electric Inc. from 1971 to 1979. Mr. Dondorf received a Master’s degree in Electrical Engineering (Dipl.-Ingenieur) from RWTH Aachen.
Manfred Bender
     Manfred Bender (age 41), was appointed as Chief Financial Officer at April 1, 2004, and is responsible for Finance/Controlling, Information Technology, Customer Service, Logistics and Human Resources. He graduated with a Master’s degree in Business Economics (Dipl.-Betriebswirt) from Fachhochschule Giessen-Friedberg, joined the Company in 1998 and was responsible for the Finance and Controlling Department through March 31, 2004. From August 2001 through March 2004, the Management Board granted Mr. Bender a special power of attorney (Prokura), which granted him the authority to bind the Company together with any other member of the Management Board. Prior to 1998, he had served as controller, internal auditor and IT-manager for Schunk GmbH, a multinational industrial group. In 2006, Mr. Bender was elected to the Supervisory Board of Technotrans AG in Sassenberg/Germany.

The distribution of responsibilities within the Management Board is as follows:
The four-eyes principle applies: Major decisions are made jointly. In addition to collaborating closely with one another and mutually informing one another on a daily basis, Management Board meetings are typically conducted every two weeks.
Senior Officer (Prokuristin)
     Nathalie Benedikt (age 30), who graduated with a Master’s degree in Business Economics (Dipl.-Betriebswirtin) from Berufsakademie Mannheim, joined the Company in 2000. She is responsible for the Finance and Controlling Department. In July 2006, the Management Board granted Mrs. Benedikt a special power of attorney (Prokura), which grants her the authority to bind the Company together with any member of the Management Board. Prior to 2000, she had served as an accountant for Zürich Versicherungs-AG, Direktion für Deutschland, a multinational insurance group.
Supervisory Board (Aufsichtsrat)
     In accordance with our Articles of Association and Bylaws, the Supervisory Board consists of six members, four of whom are elected by the shareholders at an Annual Shareholders Meeting in accordance with the provisions of the German Stock Corporation Act, and two of whom are elected by the employees in accordance with the German One-Third Participation Act (Drittelbeteiligungsgesetz of 2004), which supersedes the German Labor Management Relations Act of 1952.
Each of the members of our Supervisory Board is elected for a term of office of five years (the term expires at the end of the Annual Shareholders Meeting at which the shareholders discharge the Supervisory Board member for the fourth fiscal year following the year in which such member was elected). The terms of the current members of the Supervisory Board will end as of the date of the Annual Shareholders Meeting to be held in 2011.
The regular term of office of all Supervisory Board members ended on May 31, 2006. The shareholder representatives to the Supervisory Board were elected at the Annual Shareholders Meeting on May 31, 2006, while the employees elected their representatives to the Supervisory Board on May 10, 2006. The Supervisory Board submits a slate of nominations for the election of shareholder-representative members of the Supervisory Board. In selecting the nominees, care is taken to assure that the Supervisory Board will at all times be composed of members who possess the requisite expertise, skills, abilities and professional experience, as well as sufficient independence. Both the international business activities of the corporate group as well as potential conflicts of interest are taken into consideration in this regard.
A member of the Supervisory Board elected by the shareholders may be removed by the shareholders by a majority of the votes cast at an Annual Shareholders Meeting or for cause by court order of the municipal court (Amtsgericht) upon motion by a simple majority of the members of the Supervisory Board. Upon request of the Works Council or at least twenty percent of the employees entitled to elect members of the Supervisory Board, a member of the Supervisory Board elected by the employees may be removed by at least three-quarters of the votes cast by employees who are entitled to vote. In addition, such member may be removed for cause by a court order of the municipal court upon motion by a simple majority of the members of the Supervisory Board.

The Supervisory Board appoints a Chairman and a Vice chairman from among its members. At least half the members of the Supervisory Board must be present to constitute a quorum. Resolutions are passed by a simple majority of the Supervisory Board.
In 2006, the Supervisory Board held four meetings. The business address of the members of our Supervisory Board is the same as our business address, which is Berliner Strasse 43, D-35614 Asslar, Germany. The following individuals are members of the Supervisory Board:

Name	Age	Principal Occupation
Dr. Michael Oltmanns (Chairman)	50	Attorney at Law and Tax Consultant Law Offices of Menold Bezler, Stuttgart, Germany First elected: 1996 Chairman since 2001 - reelected on May 31, 2006

Further Supervisory Board posts held by Dr. Oltmanns:		HPC AG, Weinheim (Chairman) Merkur Bank KGaA, Munich/Germany (Vice Chairman) Jetter AG, Ludwigsburg (Chairman) Scholz AG, Essingen (Chairman)

Prof. Dr. Klaus-Jürgen Kügler (Vice Chairman)	56	Dean (Professor) at Giessen-Friedberg Technical University, Giessen, Germany First elected: 2001 - until May 31, 2006

Götz Timmerbeil (Vice Chairman)	39	Certified Public Accountant and Tax Consultant, Gummersbach, Germany First elected: 2001 - reelected on May 31, 2006

Michael J. Anderson	49	Managing Director Equity Capital Markets of UBS Securities, New York, United States First elected: 1996 - reelected on May, 31, 2006

Wilfried Glaum	60	Business Administrator, Hüttenberg, Germany First elected: 2006 - since May 31, 2006

Günter Schneider	63	Chairman of the Pfeiffer Vacuum Works Council, First elected: 1996, (elected by the employees) - until May 31, 2006

Edgar Keller	51	Member of the Pfeiffer Vacuum Works Council, First elected: 2001 (elected by the employees) - until May 31, 2006

Manfred Gath	53	Chairman of the Pfeiffer Vacuum Works Council, First elected: 2006 (elected by the employees) - since May 31, 2006

Helmut Bernhardt	50	Development Engineer, First elected: 2006 (elected by the employees) - since May 31, 2006

Committees of the Supervisory Board:
     The Supervisory Board has established and maintains the following committees responsible for audit and compensation matters:
Audit Committee:
     In accordance with the Sarbanes-Oxley Act, the Company established an Audit Committee in March 2003. The following individuals are members of the Audit Committee:

Name	Age	Principal Occupation
Götz Timmerbeil (Chairman and Financial Expert)	39	Certified Public Accountant and Tax Consultant

Dr. Michael Oltmanns	50	Attorney at Law and Tax Consultant

Michael J. Anderson	49	Managing Director Equity Capital Markets of UBS Securities
The Audit Committee nominates our independent auditors and our Supervisory Board recommends their appointment at the Annual Shareholders Meeting. After our shareholders appoint the independent auditors, the Audit Committee formally engages them, determines their compensation and reviews the scope of the external audit. The Audit Committee also reviews our annual and quarterly reports and financial statements, taking into account the results of the audits and/or reviews performed by the independent auditors. The Audit Committee also maintains procedures for dealing with complaints regarding accounting, internal controls or auditing matters and procedures for the confidential and anonymous submission of communications from employees of the company concerning questionable accounting and auditing matters.
We maintain no business relations with the members of our Audit Committee. It follows from this that all members of the Audit Committee are independent.
Administration Committee:
     Our Administration Committee addresses, among other things, “consent to contracts with members of the Supervisory Board.” The following individuals are members of the Administration Committee:

Name	Age	Principal Occupation
Dr. Michael Oltmanns (Chairman)	50	Attorney at Law and Tax Consultant

Götz Timmerbeil (Vice Chairman)	39	Certified Public Accountant and Tax Consultant

Helmut Bernhardt	50	Development Engineer
Management Board Committee:
     Our Management Board Committee is responsible for personnel matters relating to the members of the Management Board. It decides independently and without influence as to whether the members of the Management Board receive a variable compensation element in addition to the fixed element. The compensation consists additionally of non-monetary compensation (company car, accident insurance). The Management Board Committee currently uses the following procedure in stipulating the variable salary element (which is closely linked to the Management Board member’s performance and the Company’s success): The percentage change in sales and income before and after taxes relative to the year before is determined. The variable element from the previous year is then multiplied by this combined factor. The compensation paid to members of the Management Board is thoroughly discussed in detail by the Management Board Committee.

The following individuals are members of the Management Board Committee:

Name	Age	Principal Occupation
Dr. Michael Oltmanns (Chairman)	50	Attorney at Law and Tax Consultant

Götz Timmerbeil (Vice Chairman)	39	Certified Public Accountant and Tax Consultant

Wilfried Glaum	60	Business Administrator
B.    Compensation
Management Board
Compensation Report
     The compensation paid to members of the Management and Supervisory Boards is detailed in the following section.
Compensation Paid to Members of the Management Board
     The compensation paid to members of the Management Board is thoroughly discussed in detail and then adopted by the Management Board Committee of the Supervisory Board. This compensation consists of a fixed element and a variable element, as well as non-monetary compensation (company car, accident insurance). The variable element is contingent upon the group’s sales, operating profit or loss and after-tax income. In addition to a fixed salary element in the amount of K€ 334 and a variable salary element in the amount of K€ 457, the statement of income also records non-monetary compensation in the amount of K€ 11 for Wolfgang Dondorf, Chief Executive Officer and Chairman of the Management Board. Manfred Bender, Chief Financial Officer and member of the Management Board, received a fixed salary element of K€ 150, a variable salary element of K€ 164 as well as K€ 10 in non-monetary compensation. Wolfgang Dondorf has received a pension commitment in the amount of 60% and Manfred Bender 20% of their last respective fixed salary elements. In addition, pension commitments have also been made to former members of the Management Board. The net pension expenses for the year attributable to the Chief Executive Officer and Chairman of the Management Board amounted to K€ 188, while the statement of income records K€ 95 for former members of the Management Board. An addition has been made to Pfeiffer Vacuum Trust e. V. in the amount of K€ 492.
Supervisory Board
Compensation Paid to Members of the Supervisory Board
     The members of the Supervisory Board receive fixed compensation, which is stipulated by the Annual Shareholders Meeting. The Consolidated Statement of Income records compensation in the amount of K€ 45 for the year 2006 for Dr. Michael Oltmanns, as the Chairman of the Supervisory Board, while Supervisory Board compensation in the amount of K€ 30 was incurred for Götz Timmerbeil as the new Vice Chairman. Expense of K€ 15 was recorded for Michael Anderson in fiscal 2006. New Supervisory Board members Helmut Bernhardt, Manfred Gath and Wilfried Glaum received compensation in the amount of K€ 9 each. The expense recorded for retired Vice Chairman Prof. Dr. Klaus-Jürgen Kügler amounted to K€ 12, while the Consolidated Statement of Income records K€ 6 each for retired Supervisory Board members Edgar Keller and Günter Schneider. The compensation is paid on a pro-rata basis for members of the Supervisory Board who were newly elected or retired during the course of the year under review.

Negative Statement
     No further payments in addition to the above-indicated compensation elements were paid to members of the Management or Supervisory Boards during the year covered by this report. In particular, no stock options were granted, no loan entitlements were established and no guaranty commitments were issued. Nor do any special agreements exist in connection with the termination of the activities of members of the Management or Supervisory Boards.
Transparency
     Our corporate communications work strives to provide all target audiences with the same information at the same time. Private investors, too, can utilize the Internet to inform themselves on a timely basis about current developments within the corporate group. All ad-hoc press releases issued by Pfeiffer Vacuum Technology AG are made available to its shareholders on the Company’s website. Pursuant to §15a of the German Securities Trading Act (“Wertpapierhandelsgesetz”), the members of the Management and Supervisory Boards must disclose purchases and sales of Pfeiffer Vacuum shares. Pfeiffer Vacuum publishes this information on its website (pfeiffer-vacuum.net) under “Investor Relations/Corporate Governance.”
C.    Board Practices
     The Company has entered into service agreements with both members of our Management Board. Base salaries are established on the basis of a comparative analysis of base salaries, paid by similarly situated industrial companies. Additional annual bonuses are determined in relation to the profitability of the Company. They are expressed as a percentage of base salary and may be adjusted, upward or downward, on the basis of our profitability.
Four members of our Supervisory Board, Mr. Günter Schneider, Mr. Edgar Keller, Mr. Manfred Gath and Mr. Helmut Bernhardt, have employment contracts with the Company, in their capacity as employees. They were elected by the Company’s employees to the Supervisory Board in accordance with the German Labor Management Relations Act (Betriebsverfassungsgesetz of 1952) and the German One-Third Participation Act (Drittelbeteiligungsgesetz). Their employment contracts are standard-form contracts governed by the terms of a collective wage agreement between the labor union representing certain of the Company’s employees and an employer’s association representing the Company and other companies in the industry. As stipulated in the collective wage agreement, there are no benefits payable to them upon termination of their employment contracts. Please see Item 6. D. “Employees,” for further information about the collective wage agreement.
D.    Employees

	December 31,
	2006	2005	2004	2006	2005	2004
		Germany		Foreign Countries
Production and Service	273	277	280	56	55	57
Research and Development	75	76	81	—	—	—
Selling and Marketing	103	102	98	95	96	92
Administration	53	55	55	29	30	33

Total	504	510	514	180	181	182

     As of December 31, 2006, we employed 684 people, 504 of whom are in Germany and 180 of whom are in other countries. As of December 31, 2006 and 2005, there were no employees engaged in discontinued operations.

The Company pays employees at its German location either on the basis of the general collective-bargaining agreement for the metalworking and electrical engineering industries or at higher pay scales. The codetermination principles are observed in a spirit of trustful collaboration between management and works council.
Effective March 1, 2006, the new single-status payscale agreement (ERA) instituted under the collective bargaining agreement was introduced at corporate Headquarters in Asslar, Germany. The ERA is a consistent payscale framework system for blue collar, technical and business white collar employees and eliminates differentiation in wage and salary groups. Moreover, it also provides consistency for the other working conditions stipulated under the collective bargaining agreement. Entitlements stipulated under the collective bargaining agreement are assured on a zero-sum basis. The new single-status payscale agreement is not anticipated to result in any additional costs.
The current agreement for “metalworkers,” which covers most of the Company’s employees, went into effect on June 1, 2006, and is effective through March 31, 2007. Negotiations on a new agreement are expected to take place in 2007. The term of the current agreement will govern the Company’s relations with its metal workers until the new agreement takes effect. Employees at the Asslar facility are represented by a Works Council. There is good collaboration between the Works Council and management. We have not had any work stoppages during the past ten years.
In 2006, all employees again shared in the Company’s success in the form of a pay bonus. A growth-based bonus system provides additional incentive to the staff of the sales organization. Executives at corporate Headquarters have a variable income element that is coupled to the achievement of the Company’s operating profit target.
Pfeiffer Vacuum offers its employees Company-funded pension plans. Since year-end 2003, the Company’s pension obligations under agreements relating to the Company-funded old-age pension in Germany have been held in an asset management trust in the form of a registered association, Pfeiffer Vacuum Trust e. V. For further information relating to the pensions, please see Note 20 to the Consolidated Financial Statements, “Pension and Similar Obligations.”
Various pension plans that conform to country-specific conditions are in place at the sales subsidiaries.
During 2006, ten employees took advantage of the opportunity to gradually transition into retirement under a part-time contract for near retirees. This enabled us to offer trainees permanent jobs upon passing their final examination.
E.    Share Ownership
     The following table includes certain information known to the Company with respect to beneficial ownership of the Company’s ordinary shares as of December 31, 2006, by all members of the Supervisory Board and the Management Board:

Title of	Identity of	Numbers	Percent of
Class	Person or Group	Owned	Class
	Supervisory Board

Ordinary Shares	Dr. Michael Oltmanns	100	0.0%
Ordinary Shares	Michael J. Anderson	0	0.0%
Ordinary Shares	Wilfried Glaum	1,000	0.0%
ADRs	Wilfried Glaum	200	0.0%
Ordinary Shares	Götz Timmerbeil	0	0.0%
Ordinary Shares	Gath, Manfred	0	0.0%
Ordinary Shares	Bernhardt, Helmut	137	0.0%

Title of	Identity of	Numbers	Percent of
Class	Person or Group	Owned	Class
	Management Board

Ordinary Shares	Wolfgang Dondorf	13,700	0.2%
ADRs	Wolfgang Dondorf	200	0.0%
Ordinary Shares	Manfred Bender	140	0.0%
Stock-based Compensation Plans
     The purpose of our employee participation programs was to provide compensation and motivate the management and some key employees by providing them with an opportunity to share in the Company’s share price development.
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
The conversion feature entitles the bearer to convert each bond into 50 no-par ordinary shares of Pfeiffer Vacuum. The conversion price is based upon 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to issuance. The conversion price for the July 2002 issue was set at € 42.86 per share. Fair value at the date of grant was € 10.35 per ordinary share option.The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: Risk-free interest rate of 4.5%; expected life of 4 years; expected dividend yield of 1% and expected volatility of 30%. The expected volatility was based upon historical volatility. The risk-free interest rate was derived from the interest rates of German government bonds, while the expected life was taken from the expected term of the conversion rights. Each holder of convertible bonds could convert up to 30% of such bonds to ordinary shares subsequent to the Annual Shareholders’ Meeting in 2004, up to 60% following the Annual Shareholders Meeting in 2005 and up to 100% following the Annual Shareholders Meeting in 2006. The final conversion date is December 9, 2007. Conversion is only possible during specific periods of time.
All bearers of convertible bonds exercised their conversion rights in the two conversion periods in 2006. Thus, all convertible bonds were converted or forfeited as of December 31, 2006. The convertible bonds bore interest at 6% p.a. up to the conversion date. Employees were given the opportunity of financing the purchase of the convertible bonds through interest-bearing employee loans. These loans bore interest at the same fixed rate as the bonds, had identical terms, were classified as other non-current assets in the Consolidated Balance Sheet and were repayable upon conversion of the bonds or, if the bonds were called by the Company, upon termination of employment. The employee loans granted under this program were redeemed in 2006 in connection with the conversion and amounted to K€ 314 as of December 31, 2005.
180,000 option shares under the 2002 program were exercisable on December 31, 2005. In the two conversion periods following the Annual Shareholders Meeting on May 31, 2006, and in November/December 2006, all outstanding convertible bonds, having a notional value of K€ 461, were converted to 180,000 no-par ordinary shares. Share capital was thus increased by K€ 461. The total cash adjustment of K€ 7,254 paid in connection with the conversion (equivalent to € 40.30 per share) was recorded in additional paid-in capital. For further information please refer to Note 13 to the Consolidated Financial Statements, “Share Capital and Additional Paid-in Capital.”
In fiscal years 2006 und 2005, personnel expenses in the amount of K€ 232 and K€ 492, respectively, were recorded with regard to the convertible bonds.
Item 7.    Major Shareholders and Related Party Transactions
A.    Major Shareholders
     To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any natural or legal persons, severally or jointly. 100% of our shares/ADRs are broadly held (free-float).
The following table includes certain information known to us with respect to beneficial ownership of 5% or more of the Company’s ordinary shares:

Title of	Identity of	Amount	Percent of
Class	Person or Group	Owned	Class
		December 31, 2006

Ordinary Shares	Arnhold and S. Bleichroeder Advisors, LLC, New York/U.S.A.	914,400	10.34%
Ordinary Shares	Artisan Partners Ltd., Milwaukee/U.S.A.	883,275	9.99%

		December 31, 2005

Ordinary Shares	Arnhold and S. Bleichroeder Advisors, LLC, New York/U.S.A.	914,400	10.52%
Ordinary Shares	Harris Associates L.P., Chicago/U.S.A.	864,077	9.94%
Ordinary Shares	Artisan Partners Ltd., Milwaukee/U.S.A.	606,579	6.98%

		December 31, 2004

Ordinary Shares	Arnhold and S. Bleichroeder Advisors, LLC, New York/U.S.A.	450,002	5.18%
Ordinary Shares	Harris Associates L.P., Chicago/U.S.A.	893,320	10.28%
These shareholders have the same voting rights as any other holder of our ordinary shares/ADRs.

B.    Related Party Transactions
     Pfeiffer Vacuum did not enter into transactions with related parties in the years ended December 31, 2004, 2005 and 2006 and is not presently proposing to enter into transactions with related parties, that are material either to the Company or any related party, or that are unusual in their nature of conditions. There were no related party loans outstanding at December 31, 2004, 2005 and 2006.
Within the scope of the conversion of the convertible bonds issued in 2002, Manfred Bender, Chief Financial Officer of Pfeiffer Vacuum, converted 250 convertible bonds to 12,500 no-par value shares of the Company and sold these shares in 2006. He did not utilize any loan from the Company. The announcements required by § 15a of the German Securities Trading Act (Wertpapierhandelsgesetz) were duly published.
Within the scope of the conversion of the convertible bonds issued in 2002, Helmut Bernhardt, a member of Pfeiffer Vacuum’s Supervisory Board, converted 100 convertible bonds to 5,000 no-par value shares of the Company and sold 4,863 of these shares in 2006. He did not utilize any loan from the Company. The announcements required by § 15a of the German Securities Trading Act (Wertpapierhandelsgesetz) were duly published.
All loans we granted our employees in connection with our employee participation programs were repaid. For further information please refer to Note 19 to our Consolidated Financial Statements, “Convertible Bonds and Share-based Compensation.”
C.    Interests of Experts and Counsel
     Not applicable.
Item 8.    Financial Information
A.    Consolidated Statements and Other Financial Information
     See Item 18 “Financial Statements.”
Export Sales
     In 2006, we exported approximately € 41.3 million or 23.0% of our products manufactured in Germany to the United States and € 87.3 million or 48.6% to other countries. For detailed information please see Item 5. A. “Operating Results — Management’s Discussions and Analysis of Financial Condition and Results of Operations — Net Sales.”
Legal Proceedings
     In our normal course of business, we are subject to various legal proceedings and claims. We believe that the matters we are aware of will not have a material effect on our financial condition or results of operations. We are not aware of any unasserted claims that may have an adverse effect on our financial condition or results of operation.

Policy on Dividend Distributions
     The Management Board proposes dividends based on Pfeiffer Vacuum Technology AG’s year-end unconsolidated financial statements. A cash dividend of € 1.35 per ordinary share was approved and paid in 2006 (2004: € 0.90).
Involving a distribution volume of € 22.1 million, the proposal by the Management and Supervisory Boards relating to the appropriation of retained earnings will also call for our shareholders to again participate disproportionately in the Company’s success in 2006. A cash dividend of € 2.50 per share of no-par stock has been proposed and is expected, upon final approval by the shareholders of the Company, to be paid in 2007. This dividend as currently proposed, will be significantly higher than the year before and Pfeiffer Vacuum makes again one of the highest-dividend issues in the TecDAX.
The Company has been declaring an annual dividend since 1998.
B.    Significant Changes
     Not applicable.
Item 9.    The Offer and Listing
Items 9.A.1-3, and 5-7, B, D, E, and F are not applicable.
A.    Offer and Listing Details
4.    Market Price Information
Trading of our ADRs on the New York Stock Exchange since July 16, 1996

International Securities Identification Number:	ISIN US7170671025
Stock Symbol:	PV
Free-float as of December 31, 2006:	100%
     Of the total of 8,970,600 shares issued, 695,635 American Depositary Receipts (ADR) were registered in New York at year-end, representing 7.8% of total shares (2005: 9.7%) No single fund or individual investor held more than 5% of the Company’s ADRs in 2006.

     The table below sets forth, for the periods indicated, the high and low closing trading prices in U.S. dollars for the ADRs on the NYSE, as reported on the NYSE Composite Tape.

	Price per ADR
	High	Low
	($)
2002	37.53	16.50
2003	36.33	18.75
2004	45.79	31.75

2005
First Quarter	53.49	41.62
Second Quarter	54.25	46.00
Third Quarter	50.73	45.67
Fourth Quarter	55.40	49.50

2006
First Quarter	66.50	53.81
Second Quarter	73.95	57.86
Third Quarter	66.89	59.40
Fourth Quarter	87.43	62.00

2006
Month of July	66.89	60.12
Month of August	64.86	59.40
Month of September	66.43	62.30
Month of October	67.70	62.00
Month of November	77.55	67.13
Month of December	87.43	78.30

2007
Month of January through 31,	88.59	81.38
On January 31, 2007, the closing trading price per ADR was $ 86.17 as reported on the NYSE Composite Tape. This price was equivalent to € 66.61 per ADR, translated at the noon buying rate for euros on that date. For additional information regarding rates of exchange between the U.S. dollar and the euro, please refer to “Exchange Rate Information” in Item 3. “Key Information.”
The average daily volume of our ordinary shares traded at the NYSE during 2006 was 1,195. Such number was reported on the NYSE Composite Tape.
Trading of Ordinary Shares on the Frankfurt Stock Exchange since April 15, 1998

International Securities Identification Number:	ISIN DE0006916604
Stock Symbol:	PFV
Number of shares issued:	8,970,600
Free-float as of December 31, 2006:	100%
     Our ordinary shares are listed and principally traded outside the United States on the Frankfurt Stock Exchange, where high and low closing trading prices have been expressed in euros since January 1, 1999.

The table below presents, for the periods indicated, the high and low closing trading prices in euros for the Company’s ordinary shares on the Frankfurt Stock Exchange, based on the exchange from euros to U.S. dollars at the Noon (Buying) Rate, in each case as in effect on the last trading day of the periods presented.

	Price per Ordinary Share
	High	Low	High	Low
	€	€	$	$
2002:	41.80	15.80	36.42	15.56

2003:	30.65	16.60	35.83	18.10

2004:	35.15	25.40	47.94	31.06

2005:
First Quarter	40.09	31.60	51.96	40.96
Second Quarter	42.39	35.47	51.08	42.74
Third Quarter	41.75	38.00	50.30	45.79
Fourth Quarter	47.25	40.81	55.92	48.29

2006:
First Quarter	55.20	44.45	66.77	53.47
Second Quarter	58.00	45.00	74.72	57.20
Third Quarter	53.49	46.00	68.21	59.15
Fourth Quarter	66.60	49.10	87.79	62.33

2006:
Month of July	53.49	46.74	68.21	59.60
Month of August	50.80	46.00	65.32	59.15
Month of September	52.79	48.62	66.88	61.60
Month of October	53.04	49.10	67.33	62.33
Month of November	60.18	52.71	79.38	69.52
Month of December	66.60	58.60	87.79	77.24

2007:
Month of January, through 31,	68.30	61.79	88.35	79.93
On January 31, 2007, the closing trading price per ordinary share on the Frankfurt Stock Exchange, as reported by Deutsche Börse, was € 66.30.
The average daily volume of our ordinary shares traded on German Stock exchanges during 2006 was 26,540. Such number is based on monthly turnover statistics supplied by the Frankfurt Stock Exchange.
C.    Markets
General
     Our American Depositary Receipts, each representing one ordinary share, have been listed on the New York Stock Exchange and traded under the symbol PV since July 16, 1996. The depositary for the ADRs had been the Bank of New York until March 12, 2002, since March 13, 2002 it has been the Deutsche Bank Trust Company Americas in New York.
Our ordinary shares have been listed and principally traded since April 15, 1998 on the Deutsche Börse Stock Exchange in Frankfurt (Prime Standard). Since March 24, 2003, we have belonged to the TecDAX Index where we hold a strong mid-field position in terms of market capitalization.

Item 10.    Additional Information
A.    Share Capital
     Not applicable.
B.    Memorandum and Articles of Association
Registration, Objects and Purposes of the Company
     Pfeiffer Vacuum Technology AG is a stock corporation (Aktiengesellschaft) organized under the Stock Corporation Act (Aktiengesetz) of the Federal Republic of Germany. Our registered office is in Asslar, Germany and we are registered in the Commercial Register of the Local Court of Wetzlar, Germany, under the number HR B 44.
According to § 2 of our Articles of Association and Bylaws, the objects and purposes of the Company are the development, planning, design, manufacture, application, sale and distribution of technical plant and equipment, in particular those labeled and trademarked “Pfeiffer Vacuum,” as well as foreign and domestic equity investments.
General
     German stock corporations are principally governed by three separate bodies: The Annual Shareholders Meeting, the Supervisory Board and the Management Board. Their roles are defined by German law and by the Company’s Articles of Association and Bylaws (Satzung), and may be generally described as follows:
Annual Shareholders Meeting
     At the Annual Shareholders Meeting, the shareholders ratify at the he actions of the Company’s Supervisory Board and Management Board. Additionally, shareholders approve the amount of the annual dividend, the appointment of an independent auditor, and certain significant corporate transactions.
The Supervisory Board
     As required by the German Stock Corporation Act (Aktiengesetz), the German Co-determination Law (Mitbestimmungsgesetz), the German One-Third-Participation Act (Drittelbeteiligungsgesetz) and the Company’s Articles of Association and Bylaws, Pfeiffer Vacuum’s Supervisory Board consists of six members. Four members are elected by the shareholders at the Annual Shareholders Meeting and two members are elected by the Company’s employees. The Annual Shareholders Meeting must be held within the first eight months of each fiscal year.
The Supervisory Board appoints and removes the members of the Management Board and oversees the management of the Company. German law requires that a corporation’s articles of association and bylaws or its supervisory board specify categories of transactions which will require the approval of the Supervisory Board, although German law prohibits the Supervisory Board from making management decisions.
The Management Board
     The Management Board is responsible for managing the day-to-day business in accordance with the German Stock Corporation Act (Aktiengesetz) and the Articles of Association and Bylaws. The Management Board is authorized to represent and to enter into binding agreements with third parties on the Company’s behalf. The Management Board submits regular reports to the Supervisory Board regarding Pfeiffer Vacuum’s operations, business strategies, financial condition and other important matters affecting its performance and profitability. It also prepares special reports upon request. No person may simultaneously serve on the Management Board and the Supervisory Board.

Directors
     Under German law, the Supervisory Board and the Management Board members owe a duty of loyalty and care to the Company. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both Boards must consider the Company’s interest, the interests of its shareholders, its workers and, to some extent any common interests. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by resolution at an Annual Shareholders Meeting.
The four-eyes principle applies: Major decisions are made jointly. In addition to collaborating closely with one another and mutually informing one another on a daily basis, Management Board meetings are typically conducted every two weeks. No donations are made to political parties. Modest donations are made only to local facilities and institutions, with the focus on both educational as well as social and sports engagement.
The members of the Management Board work exclusively for Pfeiffer Vacuum and did not hold seats on any Supervisory Boards in the year 2005. In 2006, Manfred Bender was elected to the Supervisory Board of Technotrans AG in Sassenberg, Germany.
According to German law, the Supervisory Board and the Management Board members may not receive a loan from the Company unless approved by the Supervisory Board, and may not vote on any matter that concerns ratification of his or her own acts or in which he or she has a material interest. Separate from the limitations on loans imposed by German law, the Sarbanes-Oxley Act, which was enacted in the United States in July 2002 and which is also applicable to foreign private issuers such as Pfeiffer Vacuum, now prohibits almost all loans to directors and executive officers. This prohibition applies to both, the members of the Supervisory Board and the Management Board.
The compensation paid to members of the Management Board is determined by the Supervisory Board (§ 87 (1) of the German Stock Corporation Act). According to § 11 of the Company’s Articles of Association and Bylaws, the Annual Shareholders Meeting determines the compensation paid to the members of the Supervisory Board.
Members of the Supervisory Board are not reelected at staggered intervals. They are elected for periods not exceeding five years and may be replaced during a term of office only for the remainder of that term. Members of the Management Board are appointed by the Supervisory Board for periods not exceeding five years and a staggered reelection is possible, but cumulative voting does not take place.
The normal retirement age of members of the Management Board is sixty-five, although it is possible for a member of the Management Board to continue in office beyond this age with the approval of the Supervisory Board. The term of office terminates at the end of the period for which a member was appointed.
Management Board, Supervisory Board and Audit Committee members are not required to hold any shares in the Company while in office.
For further information, please refer to Item 6. “Directors, Senior Management and Employees.”
Ordinary Shares
     The Company has issued a single class of no-par ordinary shares, all of which have been issued in the form of bearer shares. The form and content of share certificates as well as that of dividend and renewal coupons are determined by the Management Board with the consent of the Supervisory Board.
The Company may combine several individual shares into one or more share certificates, which document or documents then represent several shares (“global-share certificates”). Shareholders are not entitled to the issuance of individual share certificates subject to the requirements of any stock exchange on which shares may be listed.
Under the German Stock Corporation Act (§ 186 (1)), an existing shareholder in a stock corporation has a preferential right to subscribe for issues by such corporation of shares, debt instruments convertible into shares, debt instruments with warrants attached and participating debt instruments in proportion to the shares held by such shareholder in the existing share capital of such corporation. The German Stock Corporation Act provides that this preferential right can only be excluded in certain limited circumstances and in the same shareholder resolution authorizing the capital increase (§ 186 (3)).

A majority of at least three-quarters of the share capital represented at the Annual Shareholders Meeting is required for the exclusion. The exclusion of pre-emptive rights is permitted with a majority of three-quarters of the share capital present if the capital increase against cash contribution (Barkapitalerhöhung) does not exceed an amount of 10% of the Company’s share capital (Grundkapital) and the issue price does not significantly fall below the exchange price. Pre-emptive rights may be transferred by agreement and delivery of the coupon evidencing such rights. If the shares to which the pre-emptive rights relate are held in a clearing system, the rights may be transferred in accordance with the rules of such clearing system.
Authorized Capital I pursuant to § 5, Sub-para. 5, of the Articles of Association and Bylaws amounts to € 11,251,968.00. Thus, the Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital one or more times through the issuance of new no-par bearer shares of stock in consideration of contributions in cash and/or in kind by up to a total of € 11,251.968.00, representing 50% of the existing share capital on June 8, 2005, the date of the shareholders’ resolution (authorized capital). This authorization is valid through June 7, 2010. Should shares be issued in consideration of contributions in kind, the Management Board is authorized, subject to the consent of the Supervisory Board, to exclude the right of subscription of the shareholders in the amount of up to € 2,250,393.60, representing 10% of the share capital existing at the time of the resolution.
Should the share capital be increased in consideration of contributions in cash, the shareholders are granted a right of subscription. However, the Management Board is authorized, subject to the consent of the Supervisory Board, to exclude the right of subscription of the shareholders should the issue price not be materially lower than the trading price of the Company’s shares vested with the same entitlements. However, this authorization is subject to the stipulation that the shares issued under exclusion of the right of subscription pursuant to § 186, Sub-para 3, Sent. 4, German Stock Corporation Act, do not exceed a total of 10% of the share capital, neither at the time the authorization goes into effect nor at the time it is exercised. Included in this limitation to 10% of the share capital are those shares
•	that have been or might potentially be issued in the future to cover bonds containing conversion or option rights if the bonds have been or will be issued subject to the exclusion of the right of subscription analogously to § 186, Sub-para. 3, Sent. 4, German Stock Corporation Act, under an authorization in force at the time the authorization goes into effect or under an authorization replacing it;

•	that are sold as treasury shares subject to the exclusion of the right of subscription of the shareholders pursuant to § 186, Sub-para. 3, Sent. 4, German Stock Corporation Act under an authorization in force at the time the authorization goes into effect or under an authorization replacing it.
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
The share capital can be conditionally increased by up to € 691,200.00 (Authorized Capital II pursuant to § 5, Sub-para. 6, of the Articles of Association and Bylaws) through the issuance of up to 270,000 no-par bearer shares of stock (ordinary shares). This conditional increase of capital will serve to grant conversion rights to the holders of convertible bonds issued under to the authorization adopted by the Annual Shareholders Meeting on June 6, 2000. The conditional increase of capital will be implemented only to the extent that the holders of issued convertible bonds exercise their conversion right. The new shares will participate in the profits of the Company for the entire fiscal year in which they were issued through exercise of the conversion right.
The Company’s share capital (no-par value ordinary shares) compound of the following:

	December 31, 2006	January 1, 2006
Shares authorized	13,635,900	13,459,350
Shares issued	8,970,600	8,790,600
Treasury shares	(127,076)	(100,076)
Shares outstanding	8,843,524	8,690,524
All issued shares are fully paid.

Treasury Shares
     At the Annual Shareholders Meeting on May 31, 2006, the shareholders of Pfeiffer Vacuum Technology AG authorized the Company to acquire treasury shares representing up to 10% of the Company’s share capital at the date of the resolution amounting to € 22,503,600.00 respectively to € 2,250,393.60 (adequate to 879,060 no par value ordinary shares) of the capital stock through November 30, 2007. For further information, please refer to Item 14. “Material Modifications to the Rights of Security Holders and Use of Proceeds, heading Treasury Shares.”
Dividends
     Shareholders participate in the Company’s profits on a pro rata basis in accordance with theirs holding of ordinary shares in the Company (§ 60 German Stock Corporation Act). However, the Company may decide on a different profit participation scheme for new shares issued following a capital increase (§ 5 (4) of the Company’s Articles of Association and Bylaws). Shareholders participate in the Company’s profits in the form of dividends.
Dividends are paid following approval by the shareholders at the Annual Shareholders Meeting. Dividends are paid upon presentation of the relevant dividend coupon (Dividendenschein) to the Company or the paying agent or agents appointed from time to time by the Company. If the ordinary shares which are entitled to dividend payments are held in a clearing system, the dividends will be paid in accordance with the rules of such clearing system. Notice of the dividends paid and appointment of the paying agent or agents for this purpose will be published by the Company in the German Electronic Federal Gazette (Bundesanzeiger).
Voting Rights
     The shareholders vote on a recommendation made by the Management Board and Supervisory Board as to the amount of dividend which should be paid. Under German law, dividends are payable from unappropriated retained earnings (Bilanzgewinn). In determining the Annual Financial Statements (including unappropriated retained earnings), the Management Board and the Supervisory Board are, in accordance with German law, required to appropriate a certain portion of the Company’s annual surplus (Jahresüberschuss) to reserves until such “statutory” reserves amount in aggregate to 10% of the Company’s share capital. In addition, the Management Board and the Supervisory Board may appropriate up to 50% of the Company’s annual surplus (after deduction of any loss carried forward and after appropriation to “statutory” reserves) to voluntary reserves. Further, pursuant to § 16 of the Company’s Articles of Association and Bylaws, the remaining 50% of the Company’s annual surplus may also be appropriated to voluntary reserves, unless the voluntary reserves exceed or would exceed (after appropriation) 50% of the Company’s share capital. Thus, the unappropriated retained earnings available for payment as a dividend are reduced by the aggregate amount of any such appropriation.
Each ordinary share entitles the holder thereof to one vote at Annual Shareholders Meetings of the Company. Resolutions are passed at Annual Shareholders Meetings of the shareholders of the Company by a majority of the votes cast, unless a higher vote is required by mandatory law. The German Stock Corporation Act requires that, among others, the following significant resolutions be passed by a majority of the votes cast and by at least 75% of the capital represented in connection with the vote taken on such resolution: Change of corporate purpose, issuance of preferred non-voting shares, certain capital increases, capital decreases, dissolution of the Company, merger of the Company into or consolidation of the Company with another stock corporation, split-off or spin-off, transfer of all of the Company’s assets, conclusion of enterprise agreements (Unternehmensverträge), in particular the inclusion of subsidiaries under contractual domination (Beherrschungsverträge) and profit and loss pooling (Gewinnabführungsverträge), change of the Company’s corporate form and the elimination of pre-emptive rights.
In accordance with the German Stock Corporation Act (§ 271), upon liquidation of the Company, any liquidation proceeds remaining after paying off all of the Company’s liabilities would be distributed among holders of ordinary shares in proportion to the total nominal value of the shares held by each shareholder. Distribution of liquidation proceeds may not occur until the first anniversary of the third publication of the liquidation in the German Federal Gazette.
The Articles of Association and Bylaws of the Company do not permit the redemption of shares. However, the Company may redeem shares in lieu of an ordinary capital decrease pursuant to the German Stock Corporation Act (§§ 237-239).
The Articles of Association and Bylaws of the Company do not include sinking fund provisions.

Shareholders are not liable to further capital calls by the Company in the form of capital increases or otherwise.
Pursuant to the German Stock Corporation Act (§ 53a), discrimination of shareholders is prohibited and the Articles of Association and Bylaws of the Company do not contain provisions that discriminate against shareholders with substantial shareholdings.
Change of Shareholders’ Rights
     Amendments to the Articles of Association and Bylaws may be proposed either jointly by the Supervisory Board and the Management Board or by a shareholder or group of shareholders holding a number of ordinary shares having, in aggregate, a minimum calculational value of € 0.5 million. A resolution amending the Articles of Association and Bylaws must be passed by a majority of the votes cast and at least a majority of the nominal capital represented at the Annual Shareholders Meeting at which the resolution is considered, unless the German Stock Corporation Act requires that the resolution be passed by at least three-quarters of the nominal capital represented at the Meeting as described earlier in this Item 10.B. “Memorandum and Articles of Association.”
Amendments to the Articles of Association and Bylaws
     At the Annual Shareholders Meeting on May 31, 2006, the shareholders confirmed to amend the Company’s Articles of Association and Bylaws to reflect the new statutory provisions stemming from the German Act Relating to Corporate Integrity and Modernization of the Right of Appeal (UMAG), which went into effect on November 1, 2005, as well as with respect to the German One-Third-Participation Act.
Sub-para. 3, 4, 5 of § 12 of the Articles of Association and Bylaws (Venue and Convocation) were amended as follows:
(3)	Notification of said convocation, including notification of the agenda, shall be made in the Electronic Federal Gazette (“elektronischer Bundesanzeiger”) at least 30 days prior to the expiration of the deadline by which shareholders shall register for the Annual Shareholders Meeting.

(4)	Only those shareholders who have registered with the Company, or with an office set forth in the notice of convocation, in writing, by telefax or in authenticated electronic form (Textform) (§ 126 b, German Civil Code (BGB)) by no later than the seventh day prior to the date of the Annual Shareholders Meeting shall be entitled to attend the Annual Shareholders Meeting, to exercise their voting rights and to make formal motions. Said registration shall be effected in either the German or English language.

(5)	Certification regarding shareholdings issued in authenticated electronic form (§ 126 b, German Civil Code) in either the German or English language by the bank or financial institution at which the custody account is maintained shall entitle the shareholder to attend the Annual Shareholders Meeting and exercise his or her voting rights. Said certification shall reference the beginning of the 21st day prior to the Annual Shareholders Meeting and shall be received by the Company or by an office that is set forth in the notice of Annual Shareholders Meeting by no later than the seventh day prior to the date of the Annual Shareholders Meeting.
Notification Requirements and Disclosure of Shareholdings
     Under the German Stock Corporation Act, any enterprise (Unternehmen) owning shares in the Company must notify the Company without delay, inter alia, if the aggregate number of shares held by it (or any enterprise connected with it) exceeds or falls below a threshold of 25% to 50% of the Company’s share capital. For the purposes of this notice requirement, shares owned by an enterprise include shares owned by another enterprise that is directly or indirectly controlled by the first enterprise and shares held by another person on behalf of the first enterprise or the controlled enterprise. Failure to notify the Company will, for as long as such failure continues, disqualify the shareholder from exercising any rights attached to the ordinary shares (e.g., voting rights and dividends). Beginning in 2007, these thresholds will be adjusted.

The Company’s Articles of Association and Bylaws do not require shareholders to disclose their shareholdings. In the event that the Company’s ordinary shares are listed on a European stock exchange, under the German Securities Trading Act (Wertpapierhandelsgesetz), any shareholder who reaches, exceeds or falls below 5%, 10%, 25%, 50% or 75% of the voting rights in a company listed on any European stock exchange, whether by acquiring or disposing of shares or otherwise, must forthwith, and at the latest within seven calendar days, inform the Company and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in writing that such person has reached, exceeded or fallen below the aforesaid thresholds and the extent of such person’s voting rights, and must notify the Federal Financial Services Supervisory Authority of such person’s address. Failure to notify the Company will, for as long as such failure continues, disqualify the shareholder from exercising the voting rights vested in the shares.
Annual Shareholders Meeting
     An Annual Shareholders Meeting of the Company may be called by the Management Board or the Supervisory Board. Shareholders holding in aggregate at least 5% in nominal value of the Company’s issued share capital may request that a Shareholders Meeting be convened for a specific purpose. The right to attend and vote at a Shareholders Meeting is accorded only to those shareholders who deposit their shares with the Company, with a German notary, with a bank serving as a Depositary for such securities or at any other place of deposit specified in the Notice of Shareholders Meeting, until the end of the Meeting. Shares are also deemed to have been deposited if, with the consent of a depositee, they are blocked at the custody account in which they are held until the end of the Shareholders Meeting. In order to exercise the right to attend and vote at the Shareholders Meeting shareholders must provide the Company at the Shareholders Meeting with appropriate documentation evidencing the deposit of ordinary shares as described above.
Following such deposit of ordinary shares or the blocking of the custody account in which they are held, a holder of ordinary shares may still sell or otherwise dispose of such shareholder’s ordinary shares; provided, however, that any voting instructions such shareholder may have given with respect to such ordinary shares will be invalidated and any admission tickets such shareholder may have received that would entitle such shareholder to attend and vote at the Meeting must be returned to the deposit bank or the Company, unless the buyer of such ordinary shares authorizes the seller to vote in his or her own name.
Notice of Shareholder Meetings must be published in the German Federal Gazette (Bundesanzeiger) at least one month prior to the last day on which the shares must be deposited, which is required by the Articles of Association and Bylaws to be not later than the seventh business day prior to the date of the Shareholders Meeting.
Although notice of each Shareholders Meeting (whether for the Annual Shareholders Meeting or for a Special Shareholders Meeting) is required to be given as described above, neither the German Stock Corporation Act nor the Articles of Association and Bylaws have any minimum quorum requirement applicable to such meetings.
Limitations on the Right to own Securities
     Neither German law nor the Company’s Articles of Association and Bylaws limit the right of non-residents or foreign owners to hold or vote ordinary shares or the ADRs.
Provisions that would Delay a Change in Control
     The Company’s Articles of Association and Bylaws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of the Company.
Provisions of German Law that are Significantly Different from Provisions of U.S. Law
     As described in “Ordinary Shares” above, German law provides that existing shareholders of a stock corporation have a preferential right to subscribe new shares issued by the corporation in proportion to their shareholdings in the existing share capital of the corporation. This preferential right can only be excluded in certain limited circumstances and in the same shareholder resolution authorizing the capital increase and protects the holdings of shareholders from being diluted.

Provisions Governing Changes in the Capital that are more Stringent than Required by Law
     The Articles of Association and Bylaws of the Company do not contain any provisions relating to changes in the capital of the Company that are more stringent than applicable statutory law.
German Corporate Governance Code Declaration
Corporate Governance Report
     The recommendations and suggestions contained in the German Corporate Governance Code have already been a firm element of our corporate governance for years, thus eliminating the need for any past or present material adaptations. In December 2006, the Management and Supervisory Boards of Pfeiffer Vacuum Technology AG submitted the Statement of Compliance required in accordance with § 161 of the German Stock Corporation Act (AktG) and made it permanently available to the shareholders on the Company’s Internet website. The following points are in variance with the recommendations of the German Corporate Governance Code:
•	No agreement was able to be reached in negotiations with our liability insurance (so-called D & O insurance) carrier to obtain a lower premium if a deductible is arranged. We will therefore not arrange for a deductible. A deductible would not improve the overall motivation and sense of responsibility of the members of the Management and Supervisory Boards. Both the Management and Supervisory Boards work to the benefit of the enterprise (Point 3.8 of the Code).

•	The members of the Supervisory Board have in the past received and presently still receive fixed compensation, which does not contain any performance-related variable income components. Their compensation is stated in the compensation report (Point 5.4.7 of the Code).
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
D.    Exchange Controls
     The euro is a fully convertible currency. There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions (except in limited embargo circumstances) that would prevent us from transferring capital, paying dividends or making other payments to our shareholders who are non-residents of Germany. There are, however, limited reporting requirements regarding transactions involving cross-border monetary transfers.

E.     Taxation
Taxation
     In this section, we discuss the material United States federal income and German tax consequences to you if you:
•	are a beneficial owner of some of our ordinary shares/ADRs;

•	are holding some of our ordinary shares/ADRs as a capital asset;

•	are a resident of the United States for purposes of the Income Tax Treaty between the United States and Germany (the ‘‘Income Tax Treaty’’), which generally includes: An individual U.S. resident; a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of an U.S. resident, either in its hands or in the hands of its partners or beneficiaries;

•	are not holding any of our ordinary shares/ADRs as part of the business property of your permanent establishment in Germany or, if you are an individual, as part of your fixed base in Germany that you use to perform independent personal services; and

•	are not subject to the limitation on benefit restrictions in the Income Tax Treaty, if you are not an individual.
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
We strongly urge you to consult your tax advisor as to the United States federal income and German tax consequences and any other tax consequences of holding our ordinary shares/ADRs. You should also discuss with your tax advisor any facts and circumstances that may be unique to you.
Withholding Tax on Dividends
     German law requires German corporations, including Pfeiffer Vacuum Technology AG, to withhold German tax on dividends paid to non-resident shareholders at a total effective rate of 21.1% (consisting of a 20% withholding tax and an effective 1.1% surcharge). You can obtain a partial refund of this 21.1% aggregate German withholding tax under the Income Tax Treaty. Generally, United States federal income tax law requires you to pay taxes on dividends you receive from a German corporation. You may be permitted to claim a foreign tax credit for German income taxes that you paid on the dividend to the extent that you are not entitled to a refund of those taxes from the German tax authorities.
The Income Tax Treaty reduces the German withholding tax rate from 21.1% to 15% of the gross amount of the dividend you receive from a German corporation. Therefore, you may apply for a refund of German withholding tax in an amount equal to 6.1% of the gross amount of the dividend you received (21.1% aggregate German withholding tax rate minus 15% Income Tax Treaty withholding tax rate). Thus, each $1,000 of gross dividend paid to you will be subject to a German withholding tax of $211, of which $61 may be refunded to you under the Income Tax Treaty. Assuming you receive the $61 refund, you will receive in total $850 of cash for each $1,000 of gross dividend ($ 789 directly and $ 61 by way of refund). The United States federal income tax rules will treat you as if you received a total dividend of $1,000, and you will have to include $1,000 in your gross income. You may also be entitled to a foreign tax credit, subject to applicable limitations of United States federal income tax law. You must include Pfeiffer Vacuum’s euro-denominated dividends in your gross income in a dollar amount that is based on the exchange rate on the date you receive or are treated as having received the dividends. If you convert these dividends into dollars on the date you receive or are treated as having received the dividends, you should not be required to recognize foreign currency gain or loss on the dividend. You may, however, be required to recognize foreign currency gain or loss on your receipt of refunds of German withholding tax to the extent that (A) the dollar value of the refund you received or were treated as having received differs from (B) the dollar equivalent of the refund on the date you received or were treated as having received the underlying dividend. United States federal income tax rules treat any such foreign currency gain or loss as ordinary income or loss.
Withholding Tax Refund Procedures
     To claim the refund reflecting the current reduction of the German withholding tax from 20% to 15% and the refund of the effective 1.1% German surcharge, when applicable, you must submit a claim for refund, together with documentation of the tax withheld and certification of your last filed U.S. federal income tax return, to the German tax authorities, within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundeszentralamt für Steuern, Dienstsitz Bonn, An der Küppe 1, D-53225 Bonn, Germany.
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
Shareholders/ADR-holders must also submit to the German tax authorities certification (IRS Form 6166) of their last filed United States federal income tax return. To apply for certification, you must file IRS Form 8802, which is available on the IRS website (http://www.irs.gov/pub/irs-pdf/f8802.pdf) or by calling (toll-free) 1-800-TAX-FORM (1-800-829-3676). Since November 1, 2006, a user fee is being charged to process Form 8802 (more details regarding the fee and further instructions for Form 8802 can be obtained from the IRS website at http://www.irs.gov/pub/irs-pdf/i8802.pdf). If, after processing Form 8802, the IRS determines that you are eligible for U.S. residency certification, you will receive Form 6166, a computer-generated letter. The Internal Revenue Service will send the certification directly to the German tax authorities if you authorize the Internal Revenue Service to do so.
If you receive a refund attributable to reduced withholding taxes under the Income Tax Treaty, you may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the U.S. dollar value of the refund received or treated as received by you differs from the U.S. dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by you.
Reduced United States Tax Rate for Certain Dividends
     Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, the maximum rate of United States federal income tax on qualified dividend income received by an individual (and certain trusts and estates) is reduced to 15%. The reduced maximum rate applies to eligible dividends received after December 31, 2002, and before January 1, 2009. Qualified dividend income generally includes dividends paid by United States corporations and qualified foreign corporations.
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
In addition, to qualify for the reduced rate, the share of stock on which the dividend is paid must be held more than 60 days in the 121-day period beginning 60 days before the ex-dividend date and the shareholder must not be under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property.
Special rules for determining a taxpayer’s foreign tax credit limitation shall apply in the case of qualified dividend income. Rules similar to those of Section 904(b)(2)(B) of the Internal Revenue Code concerning adjustments to the foreign tax credit limitation to reflect any capital gain rate differential will also apply to any qualified dividend income.

Taxation of Capital Gains
     The Income Tax Treaty provides that the German capital gains tax does not apply to gains on the sale or other disposition of a shareholder’s/ADR-holder’s Pfeiffer Vacuum ordinary shares/ADRs.
If you sell or otherwise dispose of your Pfeiffer Vacuum ordinary shares/ADRs, you will recognize a capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and the adjusted tax basis in those shares. If you are an individual and have held the Pfeiffer Vacuum ordinary shares/ADRs for more than 12 months, the capital gain will generally be subject to a maximum United States federal income tax rate of 15%.
German Capital Tax (Vermögensteuer)
     As a result of a judicial decision, the German capital tax (Vermögensteuer) is not imposed at the present time. In addition, under the Income Tax Treaty a shareholder/ADR-holder would not have to pay German capital tax (Vermögensteuer) even if it were currently in effect.
Other German Taxes
     There are no German transfer, stamp or other similar taxes that would apply to a shareholder/ADR-holder in connection with receiving, purchasing, holding or selling Pfeiffer Vacuum’s ordinary shares/ADRs.
F.     Dividends and Paying Agents
     Not applicable.
G.     Statement by Experts
     Not applicable.
H.     Documents on Display
     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission (the “SEC”). The materials, including this Annual Report on Form 20-F and exhibits thereto may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549 and at the Commission’s regional offices, at prescribed rates. The SEC also maintains a website at “www.sec.gov” that contains reports and other information regarding registrants that file electronically with the Commission. Our Annual Report on Form 20-F and some of the other information submitted by the Company to the SEC may be accessed through this website.
As required by German law, we file our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) in both the English and German languages with Deutsche Börse AG.
Additionally, Pfeiffer Vacuum’s Annual Report (Geschäftsbericht) according to IFRS in the English and German languages and the Annual Report on Form 20-F according to IFRS, including a reconciliation to U.S. GAAP, are available from the Company’s Internet site (http://www.pfeiffer-vacuum.net).

I.     Subsidiary Information.
     Not applicable.
Item 11.     Quantitative and Qualitative Disclosures about Market Risk
     The global nature of our businesses exposes us to market risks resulting from changes in foreign currency exchange rates and interest rates. Accordingly, changes in foreign currency exchange rates and interest rates may adversely affect our operating results and financial condition. We seek to manage and control these market risks primarily through our regular operating and financing activities and evaluate it by monitoring changes in key economic indicators and market information on an ongoing basis. In addition, we are exposed to commodity price risks in connection with our business operations.
Any market-sensitive instruments, including equity and interest bearing securities, that our pension trust holds are not included in these quantitative or qualitative analyses. Please refer to Note 20 to the Consolidated Financial Statements, “Pensions Benefits and Similar Obligations.” For a description of accounting for derivative financial instruments, please refer to Note 25 to the Consolidated Financial Statements “Financial Instruments.”
Exchange Rate Risk
Transaction Risk and Currency Risk Management
     The global nature of our businesses exposes our operations and reported financial results and cash flows to the risk arising from fluctuations in the exchange rates of the dollar, the euro, and other world currencies. Our businesses are exposed to transaction risk whenever we have revenues in a currency that is different from the currency in which we incur the costs of generating those revenues. Once we convert the revenues into the currency in which we incur the costs, the revenues may be inadequate to cover the costs if the value of the currency in which we generated the revenues declined in the interim relative to the currency in which we incurred the costs. This risks exposure primarily affects our segment Germany, which generates part of its revenues in foreign currencies, primarily in U.S. dollars, and incurs manufacturing costs primarily in euros.
The portion of the Company’s forecasted foreign currency sales that are not covered by its hedging activities would be adversely affected by a devaluation of foreign currencies relative to the euro. A hypothetical, simultaneous, instantaneous and unfavorable ten-percent decrease in the value of the U.S. dollar relative to the euro would result in a decline in the Company’s forecasted sales denominated in U.S. dollars for the first six months of 2007 in an amount equal to approximately € 1.4 million. The foregoing calculations are based on the assumption that sales in the first six months of 2007 will be equal to the Company’s sales in the six-month period ended December 31, 2006.
Effects of Currency Translation
     Some of our subsidiaries are located outside the euro zone. Since our financial reporting currency is the euro, we translate the income statements of these subsidiaries into euros for including their financial result in the Consolidated Financial Statements. Period-to-period changes in the average exchange rate for a particular country’s currency can significantly affect the translation of both revenues and operating income denominated in that currency into euros. Unlike the effect of exchange rate fluctuations on transaction exposure, the exchange rate translation risk does not affect local currency cash flows.
We have assets and liabilities outside the euro zone. These assets and liabilities are denominated in local currencies and exist primarily in our sales subsidiary in the U.S. When we convert net asset values into euros, currency fluctuations result in period-to-period changes in those net asset values. Our equity position reflects these changes. Generally, we do not hedge against this type of risk.

Foreign Currency Exchange Risk
     Our principal foreign currency exchange risk primarily involves changes in the value of the euro relative to the U.S. dollar. Approximately 37% (2005: 37%) of our sales are denominated in currencies other than the euro.
The table below shows the percentage of sales denominated in foreign currencies for the years ended December 31, 2006 and 2005, respectively.

	2006	2005
Currency	Percentage of Sales	Percentage of Sales
U.S. dollars	23%	23%
Swiss francs	5%	4%
British pounds	4%	4%
Other foreign currencies	5%	6%
We enter into foreign currency forward contracts and options to hedge the exposure of our forecasted foreign-currency sales to fluctuations in exchange rates. These forward contracts and options are limited to U.S. dollars in which the Company has significant sales.
The contracts are designed to protect specifically against the impact of changes in exchange rates on these sales and typically cover approximately forty to fifty percent of the Company’s foreign exchange risk. The maturities for all forward contracts are aligned with the date the sales are anticipated to occur. Please see Note 25 to the Notes to the Consolidated Financial Statements, “Financial Instruments” for further discussion of the Company’s foreign exchange hedging activities.
The principal derivative financial instruments we use to hedge against exchange rate risks arising from the U.S. dollar are forward foreign exchange contracts and currency options.
The tables below provide information about derivative financial instruments:
Foreign Currency Options — December 31, 2006 (All maturing in 2007)

	Contract Amount	Weighted Average	Fair Value on
		Option Strike	December 31, 2006
Price
	(€ in thousands)		(€ in thousands)
U.S. dollar (USD) put (short)	8,781	1.2527	307
The total volume of foreign currency options increased from K€ 3,361 on December 31, 2005, to K€ 8,781 on December 31, 2006.
Foreign Currency Forward Contracts — December 31, 2006 (All maturing in 2007)

	Contract Amount	Weighted Average	Fair Value on
		Forward Exchange	December 31, 2006
Rate
	(€ in thousands)		(€ in thousands)
U.S. dollar (USD)	2,381	1.26	110
The total volume of foreign currency forward contracts decreased from K€ 6,911 on December 31, 2005, to K€ 2,381 on December 31, 2006.

Interest Rate Risk
     Pfeiffer Vacuum faces typical interest rate risk insofar as changes in future interest rates would lead to changes in interest income and interest expenses. However, we do not currently have any long-term debt. In Note 8 to the Consolidated Financial Statements “Investment Securities,” we have included detailed information on our investment securities. These investment securities may include an interest rate risk. Because the interest rates are variable, the Company does not consider the interest rate risk to be material. Cash assets are invested in instruments with maturities of less than ninety days.
Commodity Price Risk
     We are exposed to changes in prices of commodities, such as steel, aluminum and energy, used in manufacturing our products. But price hikes for steel and its alloying raw materials, as well as for aluminum and copper, did not have the same impact on profitability at Pfeiffer Vacuum as it did in other sectors. This is due to the fact that, in contrast to industries that are characterized by a high level of raw materials inputs, we employ semi-finished goods (raw materials that have already been partially processed) nearly exclusively in manufacturing our products. Since the production of these goods already adds value to the raw materials – only a minor portion of the price we pay is attributable to the actual cost of the raw material itself –, only a portion of rising raw materials prices impacts our costs. In addition, working in collaboration with our key vendors, we also optimize their value added processes in order to assure an optimal supply of inputs in terms of costs and lead times. Moreover, electronic handling of purchasing processes is a further major element in our internal process optimization. For further information please refer to Item 4. B. “Raw Materials and Suppliers.”
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

Part II
Item 13.     Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds
Changes with Respect to Ordinary Shares
Treasury Shares
     At the Annual Shareholders Meeting on May 31, 2006, the shareholders authorized the Company to repurchase ordinary shares of the Company on the open market. The number of ordinary shares that could be repurchased (subject to statutory limitation) was limited to a maximum of 10% of all issued shares. 27,000 shares with a purchase price of K€ 1,283 were repurchased pursuant to this authorization in 2006.
Under an earlyer authorization treasury stock totaling approximately € 2.4 million was repurchased in 2003 and consists of 100,076 ordinary shares. The total treasury stock is valued at cost.
Item 15.     Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     For its 2006 fiscal year, Pfeiffer Vacuum performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the U.S. Securities and Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. The evaluation was performed with the participation of our senior management under the supervision of CEO, Wolfgang Dondorf, and CFO, Manfred Bender, who sign the appropriate certificates. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the Company’s management, including the CEO and CFO, concluded that Pfeiffer Vacuum’s disclosure controls and procedures are effective as of December 31, 2006.
Management’s Annual Report on Internal Control over Financial Reporting
     The management of Pfeiffer Vacuum is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and United States Generally Accepted Accounting Principles (U.S. GAAP).
Because of its inherent limitations, internal control over financial reporting may not completely prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

Management’s assessment of the effectiveness of Pfeiffer Vacuum’s internal control over financial reporting as of December 31, 2006, includes all its subsidiaries in accordance with applicable guidance provided by the Securities and Exchange Commission.
Pfeiffer Vacuum’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework.”
Based on the assessment under these criteria, Pfeiffer Vacuum’s management has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.
Management’s assessment, as well as the effectiveness of internal control over financial reporting as of December 31, 2006, have been audited by Ernst & Young Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft, Eschborn/Frankfurt am Main, Germany, an independent registered public accounting firm that also audits the Consolidated Financial Statements included in this Annual Report. Their audit report on internal control over financial reporting is included under Item 15. “Controls and Procedures.”
Changes in Internal Control over Financial Reporting
     In addition, there have been no changes in the Company’s internal control over financial reporting that occurred during the 2006 fiscal year, that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting. All annual and quarterly reports are reviewed by the Company’s Management Board prior to publication. In accordance with German law, the members of the Management Board confirm through their signatures that, to the best of their knowledge and belief, all required information is contained therein and that they have no knowledge of any material irregularities that could negatively impact the Company’s operating or financial results. All annual and quarterly reports are also provided to all members of the Supervisory Board and the Audit Committee prior to publication. Furthermore, all members of the Supervisory Board and the Audit Committee receive comprehensive information about all material business transactions, the order situation and the results of all consolidated companies within the context of a detailed monthly reporting system.
The Company has a risk management system in place that enables existing risks to be identified and correctly treated early on. Methods of avoiding, reducing and securing risks are developed and implemented. The risk early warning system is regularly reviewed as to its fundamental suitability for identifying developments that could endanger the continued existence of the Company. The Company’s risk coordinator is responsible for compiling risk reports and forwarding them to the Management Board. The respective department heads bear the responsibility for instituted measures. The department heads are required to comment on risk development.

Report of Independent Registered Public Accounting Firm
To the Board of Management and Shareholders of Pfeiffer Vacuum Technology AG:
We have audited management’s assessment, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15 of Pfeiffer Vacuum Technology AG’s (the “Company”) 2006 Form 20-F, that Pfeiffer Vacuum Technology AG maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Pfeiffer Vacuum Technology AG’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Pfeiffer Vacuum Technology AG maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Pfeiffer Vacuum Technology AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pfeiffer Vacuum Technology AG and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2006 and our report dated March 9, 2007 expressed an unqualified opinion thereon.
March 9, 2007
Ernst & Young AG
Wirtschaftspruefungsgesellschaft
Steuerberatungsgesellschaft
Eschborn/Frankfurt am Main, Germany

Item 16A.     Audit Committee Financial Expert
Audit Committee and Financial Expert
     Our Supervisory Board has determined that Mr. Götz Timmerbeil is an ‘‘audit committee financial expert’’ as that term is defined by SEC rules, and that he is ‘‘independent’’ as that term is defined under applicable New York Stock Exchange listing standards.
Item 16B.     Code of Ethics
     The Company has adopted a Code of Ethics for Financial Matters that applies to the Chief Executive Officer, the Chief Financial Officer and the Head of its Financial Reporting and Controlling Department, as well as to all of the Company’s employees performing similar functions in and outside Germany and to all other senior financial personnel. This code of ethics is publicly available on our website at: www.pfeiffer-vacuum.net.
Item 16C.     Principal Accountant Fees and Services
     In the Annual Shareholders Meeting of the Company, the Audit Committee (members of the Supervisory Board) proposed and the shareholders elected Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft located in Eschborn near Frankfurt/M., Germany, as its auditing company for the year 2006.
Principal accountant fees and services billed were:

	Year ended December 31,
	2006	2005
	(€ in thousands)
Audit fees	564	407
Audit-related fees	13	25
Tax fees	46	45
All other fees	17	13

Total	640	490

In the above table, “audit fees” are Ernst & Young’s aggregate fees for professional services in connection with the audit of the Company’s consolidated annual financial statements and its attestation and report concerning internal control over financial reporting, reviews of interim financial statements, as well as audits of statutory financial statements of the Company and its subsidiaries. Also included in “audit fees” are amounts for attestation services in relation to regulatory filings and other compliance requirements. “Audit-related fees” are fees for employee benefit plan audits, assistance relating to Section 404 of the Sarbanes-Oxley Act and other agreed-upon procedures that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed for services associated with tax compliance, tax advice and tax consulting. ‘‘All other fees’’ are fees billed for services rendered during the respective fiscal years for advisory services in connection with legal consulting in foreign countries. This category also includes other immaterial support services.
Audit Committee’s Pre-approval Policies and Procedures
     Our Audit Committee nominates and engages our independent auditor to audit our financial statements. For additional information regarding our Audit Committee and the appointment of our independent auditor, please refer to Item 6. “Directors, Senior Management and Employees.”

In order to assure the integrity of independent audits, the Audit Committee approves all audit and permissible non-audit services provided by our independent auditors prior to the auditors’ engagement (pre-approval). The Audit Committee’s Chairman is not permitted to approve any engagement of our independent auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.
Item 16D.      Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Treasury Stock
     At the Annual Shareholders’ Meeting on May 31, 2006, the shareholders authorized the Company to repurchase ordinary shares of the Company on the open market. The number of ordinary shares that could be repurchased (subject to statutory limitation) was limited to a maximum of 10% of all issued shares as of the date of the resolution. The Company’s share capital as of the date of the resolution amounted to € 22,503,600.00 or 8,790,600 no-par value ordinary shares. This resolution is valid through November 30, 2007. 27,000 shares with a purchase price of K€ 1,284 were repurchased pursuant to this resolution in 2006, as described in the following table:

Period	Total Number	Average Price	Total Number	Maximum Number
	of Shares	per Share	of Shares	of Shares that
	Purchased		Purchased as	May Yet Be
			Part of Publicly	Purchased Under
			Announced	the Programs
			Programs
| | | |
June 16, 2006	5,000	46.93	5,000	5,000
June 23, 2006	5,000	47.74	5,000	10,000
June 26, 2006	5,000	47.68	5,000	15,000
June 28, 2006	7,000	46.07	7,000	22,000
July 4, 2006	5,000	49.85	5,000	27,000
Under an earlyer authorization, treasury stock totaling approximately € 2.4 million had been repurchased in 2003 and consists of 100,076 ordinary shares. The total treasury stock is valued at cost.

PART III
Item 17.     Financial Statements.
     Not applicable.
Item 18.     Financial Statements.
     See pages F-1 through F-43, incorporated by reference.

Item 19.      Exhibits
Documents filed as exhibits to this Annual Report:

1.1	Articles of Association and Bylaws (Satzung) of the Company, as amended at January 18, 2007 (English translation), to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 29, 2007.

1.2	Internal Rules of Procedure (Geschäftsordnung) of the Company (English translation included), incorporated herein by reference to Exhibit 1.2 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.1	Amended and Restated Deposit Agreement, dated July 15, 1998, among the Company, the Bank of New York, as Depositary, and each Holder and Beneficial Owner from time to time of American Depositary Receipts issued thereunder, including therein a form of American Depositary Receipt representing the American Depositary Shares registered, incorporated herein by reference to Exhibit (a) to Post-Effective Amendment No. 2 to the Form F-6, Registration Statement of the Company and The Bank of New York as Depositary, filed with the U.S. Securities and Exchange Commission on July 10, 1998.

2.2	Form of Certificate of Ordinary Shares, without nominal value (English translation included) incorporated herein by reference to Exhibit 2.2 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.3	Terms of Issuance of Convertible Bonds issued in 2000 (English version), incorporated herein by reference to Exhibit 2.4 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 26, 2001.

2.4	Terms of Issuance of Convertible Bonds issued in 2002 (English version), incorporated herein by reference to Exhibit 2.5 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 25, 2003.

2.5	“German Corporate Governance Code” and incorporation of the Company’s recommendations into its corporate strategy (English version), filed with the U.S. Securities and Exchange Commission on March 24, 2004.

2.6	Form of Certificate of Ordinary Shares, without nominal value (English translation included), incorporated herein by reference to Exhibit 2.6 to the Annual Report of the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 29, 2007.

8.1	Significant subsidiaries: Please see part C (Organizational Structure) in Item 4 (Information on the Company).

12.1	Certification of the Chairman of the Management Board pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with the U.S. Securities and Exchange Commission on March 29, 2007.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with the U.S. Securities and Exchange Commission on March 29, 2007.

13.1	Certification of the Chairman of the Management Board pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed with the U.S. Securities and Exchange Commission on March 29, 2007.

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed with the U.S. Securities and Exchange Commission on March 29, 2007.

99.1	The Company’s “Code of Ethics” (English version), incorporated herein by reference to Exhibit 99.1 to the Annual Report of the Company pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 30, 2005.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
March 9, 2007

PFEIFFER VACUUM TECHNOLOGY AG

By: /s/ Wolfgang Dondorf Wolfgang Dondorf
Chief Executive Officer
(Chairman of the Management Board)

PFEIFFER VACUUM TECHNOLOGY AG

By: /s/ Manfred Bender Manfred Bender
Chief Financial Officer
(Member of the Management Board)

Report of Independent Registered Public Accounting Firm
To the Board of Management and Shareholders of Pfeiffer Vacuum Technology AG:
We have audited the accompanying consolidated balance sheets of Pfeiffer Vacuum Technology AG and subsidiaries (“Pfeiffer Vacuum Technology AG” or the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pfeiffer Vacuum Technology AG and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.
International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 39 and 40 to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pfeiffer Vacuum Technology AG’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2007 expressed an unqualified opinion thereon.
March 9, 2007
Ernst & Young AG
Wirtschaftspruefungsgesellschaft
Steuerberatungsgesellschaft
Eschborn/Frankfurt am Main, Germany

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31,
	Note	2006	2005
		€ in thousands
Net sales	24	179,484	159,517
Cost of sales		(91,829)	(83,932)

Gross profit		87,655	75,585
Selling and marketing expenses		(22,469)	(20,028)
General and administrative expenses		(12,909)	(12,436)
Research and development expenses		(7,320)	(6,680)

Operating profit	24	44,957	36,441
Interest income		1,996	1,496
Interest expenses		(98)	(156)
Foreign exchange gains (losses)		(463)	1,209

Income before income taxes		46,392	38,990
Income taxes	18	(16,606)	(14,981)

Net income from continuing operations		29,786	24,009
Net results from discontinued operations, net of tax	27	—	(994)
Net income		29,786	23,015

Thereof attributable to:
Pfeiffer Vacuum Technology AG shareholders		29,624	22,907
Minority interests		162	108
Earnings* per share (in €)	26
Total earnings per share, basic/diluted		3.39	2.64
Net earnings from continuing operations, basic/diluted		3.39	2.75

*	Attributable to Pfeiffer Vacuum Technology AG shareholders

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2006	2005
		€ in thousands
ASSETS
Intangible assets	5	319	333
Property, plant and equipment	6	22,901	21,301
Investment properties	7	1,838	1,093
Investment securities	8	17,535	6,000
Prepaid pension cost	20	145	—
Deferred tax assets	18	5,585	6,430
Other non-current assets	11	1,822	905

Total non-current assets		50,145	36,062

Inventories	9	15,520	13,747
Trade accounts receivable	10	23,934	22,481
Other accounts receivable	11	1,801	1,259
Prepaid expenses		449	872
Investment securities	8	1,000	3,000
Other current assets		467	334
Cash and cash equivalents	12	75,354	61,651

Total current assets		118,525	103,344

Total assets		168,670	139,406

SHAREHOLDERS’ EQUITY AND LIABILITIES
Equity
Share capital	13	22,965	22,504
Additional paid-in capital	13	13,305	5,819
Retained earnings	14	104,269	86,377
Other equity components	15	1,520	(833)
Treasury shares	16	(3,722)	(2,438)

Equity of Pfeiffer Vacuum Technology AG shareholders		138,337	111,429
Minority interests		635	569

Total shareholders’ equity		138,972	111,998

Deferred tax liabilities	18	308	820
Convertible bonds	19	—	461
Provisions for pensions	20	3,859	4,476

Total non-current liabilities		4,167	5,757

Trade accounts payable	21	4,428	3,184
Other accounts payable	21	2,571	2,659
Provisions	22	13,564	11,315
Income tax liabilities		3,420	3,118
Customer deposits		1,548	1,375

Total current liabilities		25,531	21,651

Total shareholders’ equity and liabilities		168,670	139,406

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(€ in thousands)

		Equity of Pfeiffer Vacuum Technology AG Shareholders
		Share	Additional	Retained	Other Equity	Treasury		Minority	Total
	Note	Capital	Paid-in Capital	Earnings	Components	Shares	Total	Interests	Equity
Balance on January 1, 2005		22,504	5,327	71,291	(2,624)	(2,438)	94,060	454	94,514
Foreign currency translation adjustment		—	—	—	2,177	—	2,177	80	2,257
Net loss from cash flow hedges	25	—	—	—	(386)	—	(386)	—	(386)
Earnings recorded directly in equity		—	—	—	1,791	—	1,791	80	1,871
Net income		—	—	22,907	—	—	22,907	108	23,015
Total earnings for the year		—	—	22,907	1,791	—	24,698	188	24,886
Dividend payments	14	—	—	(7,821)	—	—	(7,821)	(73)	(7,894)
Employee participation program	19	—	492	—	—	—	492	—	492

Balance on December 31, 2005		22,504	5,819	86,377	(833)	(2,438)	111,429	569	111,998
Revaluation of available-for-sale securities	8	—	—	—	3,485	—	3,485	—	3,485
Foreign currency translation adjustment		—	—	—	(1,587)	—	(1,587)	(26)	(1,613)
Net gain from cash flow hedges	25	—	—	—	455	—	455	—	455
Earnings recorded directly in equity		—			2,353		2,353	(26)	2,327
Net income		—	—	29,624	—	—	29,624	162	29,786
Total earnings for the year		—	—	29,624	2,353	—	31,977	136	32,113
Dividend payments	14	—	—	(11,732)	—	—	(11,732)	(70)	(11,802)
Employee participation program	19	—	232	—	—	—	232	—	232
Share buyback		—	—	—	—	(1,284)	(1,284)	—	(1,284)
Conversion of convertible bonds	13,19	461	7,254	—	—	—	7,715	—	7,715

Balance on December 31, 2006		22,965	13,305	104,269	1,520	(3,722)	138,337	635	138,972

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Note	2006	2005
		€ in thousands
Cash flows from operating activities:
Income before income taxes		46,392	38,990
Adjustment for interest income/interest expense		(1,898)	(1,340)
Interests received		1,748	1,269
Interests paid		(101)	(153)
Income taxes paid		(15,444)	(14,677)
Depreciation/amortization	5,6,7	3,114	3,202
Non-cash personnel expenses (convertible bonds)	19	232	492
Changes in inventory reserves		19	693
Provisions for doubtful accounts		(363)	104
Income from disposals of fixed assets		(21)	(56)
Changes in net cash from discontinued operations		—	(504)
Effects of changes in assets and liabilities:
Inventories		(2,092)	(158)
Receivables and other assets		(2,346)	(279)
Provisions, including pensions and income tax liabilities		881	(2,726)
Payables, other liabilities		1,674	(356)

Net cash provided by operating activities		31,795	24,501

Cash flow from investing activities:
Proceeds from disposals of fixed assets		162	134
Proceeds from disposals of discontinued operations		—	171
Total capital expenditures	5,6,7	(5,610)	(2,470)
Purchase of investment securities	8	(8,985)	(7,998)
Redemptions of investment securities		3,000	9,000

Net cash used in investing activities		(11,433)	(1,163)

Cash flow from financing activities:
Dividend payments	14	(11,732)	(7,821)
Redemptions of convertible bonds		—	(77)
Dividend payments to minority shareholders		(70)	(73)
Share buyback	16	(1,284)	—
Proceeds from conversion of convertible bonds	19	7,254	—

Net cash used in financing activities		(5,832)	(7,971)

Effect of foreign exchange rate changes on cash and cash equivalents		(827)	1,298

Net increase in cash and cash equivalents		13,703	16,665
Cash and cash equivalents at beginning of year		61,651	44,986

Cash and cash equivalents at end of year	12	75,354	61,651

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Remarks Relating to the Company and its Accounting and Valuation Methods
1.    General Remarks Relating to the Company
     The parent company within the Pfeiffer Vacuum Group (“the Company” or “Pfeiffer Vacuum”) is Pfeiffer Vacuum Technology AG, domiciled at Berliner Strasse 43, D-35614 Asslar, Germany. Pfeiffer Vacuum Technology AG is a stock corporation organized under German law and recorded in the Register of Companies at the Local Court of Wetzlar under Number HRB 44. The Company is listed on the Deutsche Börse Stock Exchange in Frankfurt am Main, Germany, where it is included in the TecDAX index. Additionally, the Company’s American Depositary Receipts (ADRs) are traded on the New York Stock Exchange (NYSE) in the United States of America.
Pfeiffer Vacuum is one of the leading full-line vacuum technology manufacturers, offering custom solutions for a wide range of needs in connection with the generation, control and measurement of vacuum. The products developed and manufactured at the Company’s production facility in Asslar, Germany, include turbopumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations, as well as custom vacuum systems and components.
Pfeiffer Vacuum markets and distributes its products through its own network of sales companies and independent marketing agents. Moreover, there are service support centers in all major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.
The Consolidated Financial Statements of Pfeiffer Vacuum Technology AG for the fiscal year ended December 31, 2006, have been prepared for the first time in accordance with International Financial Reporting Standards (IFRS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) as applicable in the European Union (EU). This includes the International Accounting Standards (IAS), which continue to retain their validity and the interpretations of the Standing Interpretations Committee (SIC). The Pfeiffer Vacuum Group has not been impacted by the fact that the EU has not yet endorsed all published IFRS or IAS. Those standards that have been published but whose application is not yet mandatory have not been adopted at an earlier stage. The Notes to the Consolidated Financial Statements additionally include the information required by § 315a, Sub-Para. 1, in connection with § 315a, Sub-Para. 3, of the German Commercial Code (HGB).
The reporting reflects all standards and interpretations whose application was mandatory at the close of the fiscal year. The transition to IFRS from the previously employed United States Generally Accepted Accounting Principles (U.S. GAAP) was performed in conformity with IFRS 1, “First-time adoption of International Financial Reporting Standards.”
The Consolidated Financial Statements are prepared essentially in accordance with the acquisition cost principle. However this does not include derivative financial instruments and financial investments available-for-sale, which are carried at fair values. Pfeiffer Vacuum prepares its Consolidated Financial Statements in euros (€).
2.    Application of Amended or New Standards
     On August 18, 2005, the International Accounting Standards Board (IASB) issued IFRS 7, “Financial Instruments: Disclosures.” IFRS 7 replaces former IAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions,” and includes all provisions from IAS 32, “Financial Instruments: Presentation,” relating to disclosure in the notes. In this connection, amendments and supplements were made to IAS 1, “Presentation of Financial Statements,” with regard to equity disclosures. IFRS 7 leads to a fundamental restructuring of disclosure requirements for financial instruments. Essentially, disclosures are required relating to management’s intentions, methods, risks, securities and processes. The disclosure requirements under IFRS 7 and the amended equity disclosures according to IAS 1 are applicable for the first time to reporting periods beginning on or after January 1, 2007. The new rules will not lead to any changes in valuation for the Company.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IFRIC 10, “Interim Financial Statements and Impairment,” and IFRIC 11, “IFRS 2 — Group and Treasury Share Transactions,” were issued per December 31, 2006, and endorsed by the EU, although their application is not yet mandatory. No material impact on the Company’s profitability, financial position or liquidity is anticipated in the future from the employment of these interpretations.
In addition, IFRS 8, “Operating Segments,” IFRIC 7, “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies,” IFRIC 8, “Scope of IFRS 2,” IFRIC 9, “Reassessment of Embedded Derivatives,” and IFRIC 12, “Service Concession Arrangements,” were reissued prior to December 31, 2006. These standards and interpretations have not yet been endorsed by the EU, nor have they been voluntarily applied. Here, too, no material impact on the Company’s profitability, financial position or liquidity is anticipated in the future.
3.    Accounting and Valuation Methods
Consolidated companies and principles of consolidation
     All companies which Pfeiffer Vacuum directly or indirectly controls are consolidated. The Company is considered to control an entity if it either directly or indirectly holds a majority of the voting rights and can therefore decide the financial and operating policies of the controlled entity. In addition to Pfeiffer Vacuum Technology AG, one German (2005: 2) and twelve foreign subsidiaries (2004: 12) are fully consolidated in the Company’s Consolidated Financial Statements.
Pfeiffer Vacuum Group on December 31, 2006

Name of company	Location	Holdings (in %)

Pfeiffer Vacuum Technology AG	D-Asslar
Pfeiffer Vacuum GmbH	D-Asslar	100.0
Pfeiffer Vacuum Austria GmbH	A-Vienna	100.0
Pfeiffer Vacuum (Schweiz) AG	CH-Zurich	99.4
Pfeiffer Vacuum France SAS	F-Buc	100.0
Pfeiffer Vacuum Ltd.	GB-Newport	100.0
Pfeiffer Vacuum Nederland B. V.	NL-De Meern	100.0
Pfeiffer Vacuum Scandinavia AB	S-Upplands	100.0
Pfeiffer Vacuum Inc.	USA-Nashua	100.0
Pfeiffer Vacuum Holding B. V.	NL-De Meern	100.0
Pfeiffer Vacuum Belgium N. V.	B-Temse	100.0
Pfeiffer Vacuum Italia S. p. A.	I-Rho	100.0
Pfeiffer Vacuum (India) Ltd.	IND-Secunderabad	73.0
Pfeiffer Vacuum Korea Ltd.	KR-Yongin-City, Kyungki-Do	75.5
The operations of Pfeiffer Vacuum Systems GmbH, of Asslar, which had been included in the Consolidated Financial Statements for the 2005 fiscal year, were discontinued in 2005. All assets and liabilities, income and expenses as well as changes in cash and cash equivalents resulting from the discontinued operation have been reported separately (please refer to Note 27). There were otherwise no changes in the composition of the consolidated companies.
Inclusion in the Consolidated Financial Statements is made on the basis of individual financial statements prepared in accordance with consistent accounting and valuation principles. The balance sheet date of the individual financial statements of the included companies is the same as the balance sheet date of the Consolidated Financial Statements.
There were no investments in jointly controlled entities or investments in associated companies as of December 31, 2006, or in previous years. Nor were there any controlled entities pursuant to the rules of SIC 12, “Consolidation — Special Purpose Entities.”
Until December 31, 2004, consolidation of investments in subsidiaries had been effected under U.S. GAAP rules in such a manner that in the case of additions the cost of acquisition of the investments was netted against the shareholders’ equity attributable to them at the time of acquisition or initial consolidation (“purchase accounting”).

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Employing the simplification rules under IFRS 1, the former consolidation of investments in securities was adopted for IFRS. There have been no initial consolidations since January 1, 2005. Minority interests represent that portion of the earnings and net assets not held by the Corporate Group; in the Consolidated Financial Statements, they are presented in equity separately from the shareholders’ equity of the parent corporation. Minority interests of 0.6%, 24.5% and 27.0%, respectively, exist at the Pfeiffer Vacuum (Schweiz) AG, Pfeiffer Vacuum Korea Ltd. and Pfeiffer Vacuum (India) Ltd. subsidiaries.
All intercompany receivables and liabilities, gains and losses, revenues and expenses are eliminated in connection with the consolidation process.
Foreign currency translation
     The annual financial statements of subsidiaries domiciled outside the European Currency Union have been translated into euros (€) in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates.” Each company within the corporate group stipulates its own functional currency. The functional currency of the subsidiaries is the respective local currency. When translating financial statements presented in foreign functional currencies, year-end exchange rates are applied to assets and liabilities, while average annual exchange rates are applied to income statement accounts. The resulting translation adjustments are recorded in other equity components.
In the individual financial statements of consolidated companies, foreign-currency transaction gains and losses from regular operations are recorded as a separate line item in the income statement.
Income recognition
     Sales revenues are recognized when the material risks and rewards relating to the ownership of the products sold passes to the purchaser, which is essentially the case when the goods are shipped. Should product sales be subject to customer acceptance, revenues are not recognized until customer acceptance has occurred. Service revenues are recognized when the underlying services are performed. These revenues include the invoiced working hours of the service personnel, as well as spare parts and replacement products. Rebates are recorded as a reduction of sales revenues. Interest income is recorded when the interest originates. Rental income from investment properties is recorded on a straight-line basis over the term of the leases.
Cost of sales
     The cost of sales presented in the income statement includes all expenses that are directly or indirectly attributable to the (sold) product or service. This essentially includes materials consumed (including inbound freight charges), production-related wages and salaries, purchasing and receiving costs, as well as certain service costs. Inventory excess and obsolescence charges, as well as warranty-related expenses, are also recorded as cost of sales. Warranty provisions for recognized revenues are formed as of year-end.
Selling and marketing expenses
     Selling and marketing expenses predominantly include wages and salaries, marketing and advertising costs, costs relating to trade shows and conventions, as well as other merchandising costs (such as catalogs, brochures, etc.).
General and administrative expenses
     General and administrative expenses predominantly include wages and salaries, expenses related to allowances for doubtful accounts, audit and other general consulting fees, as well as all costs relating to the Company as a whole.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Research & development
     Research & development costs are expensed as incurred. Development costs are not capitalized, since the capitalization prerequisites in IAS 38, “Intangible Assets,” are either not fully satisfied or because the capitalized amounts are deemed to be immaterial due to the short duration between technical feasibility and actual market launch.
Property, plant and equipment and intangible assets
     Property, plant and equipment and intangible assets are stated at cost and depreciated/amortized on a straight-line basis over the customary useful lives of the assets. At the close of each fiscal year, the useful lives and depreciation/amortization methods, as well as the residual values in the case of property, plant and equipment, are reviewed and adjusted where necessary. The following useful lives are assumed:

Production halls, production and administration buildings and similar facilities	20–40 years
Machinery and equipment (including IT equipment)	3–15 years
Software*	2–5 years

*	There are currently no intangible assets with indefinite useful lives.
Scheduled depreciation and amortization are allocated to the expense lines in the income statement on the basis of the input involved.
The Company reviews long-lived assets for impairment whenever events or changes in circumstances suggest that the carrying amount of an asset may not be recoverable. Should impairment indicators exist, the Company performs the analyses required under IAS 36, “Impairment of Assets,” with the carrying amount of the asset being compared to the recoverable amount. The recoverable amount of an asset is the greater of the fair value of an asset or a cash-generating unit less its selling costs and value in use. The resulting amount must be determined for each individual asset, unless an asset generates cash flows that are dependent of those from other assets or other asset groups. Should the carrying amount of an asset be higher than its recoverable amount, the asset is viewed as being impaired and written down to its recoverable amount. To determine the value in use of an asset, the anticipated future cash flows are discounted to their cash value, taking into consideration a before-tax discount rate that reflects current market expectations with respect to the interest rate effect and the specific risks of the asset in question. An appropriate valuation model is employed to determine the fair value less selling costs. This model is based on valuation multiples and other available indicators for the fair value.
Any resulting impairment loss is recorded in the income statement. Any required reversals of impairment losses are recorded in future-period income statements up to the amount of the impairment loss reversal limit. This limit is determined by the amount that would have resulted at the close of the respective fiscal year given scheduled depreciation of the asset. Repair and maintenance costs are expensed as incurred.
A fixed or intangible asset is derecognized either at the time of disposal or at such time as no economic benefit can any longer be expected from the further utilization or sale of the asset. Gains and losses from disposals of assets are determined and recorded in the income statement on the basis of the difference between selling costs and carrying amount, less any directly attributable selling costs, where applicable.
Investment properties
     Real estate properties are allocated to the portfolio of investment properties if they are held for the purpose of generating rental income. They are stated at cost and depreciated on a straight-line basis over their estimated useful lives (cost model). Assessment of their residual values, useful lives and depreciation methods, as well as any impairment losses, is performed analogously to the procedure described in connection with property, plant and equipment. Investment properties are derecognized when they are disposed or when they are no longer being permanently used and they are no longer expected to produce any further future economic benefit.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Investment securities
     When investment securities are acquired, they are categorized in accordance with IAS 39, “Financial Instruments: Recognition and Measurement.” Fixed-income securities (such as bank or corporate bonds, bonded loans) are non-derivative financial assets having a contractually agreed maturity and redeemable at their notional value. Securities for which the Company has the ability and the intention to hold until maturity are classified as “held to maturity.” Upon acquisition, they are valued at their fair value, less transaction costs. Subsequent valuation is effected at their carrying amount. Equity securities do not have contractually agreed maturities and are classified as “available for sale” and measured at fair value. Changes in fair value are not recorded in the income statement but directly in equity. Securities with remaining maturities of one year or less are classified as current.
Inventories
     Inventories are valued at acquisition or manufacturing costs or market price, with the market price being defined as net realizable value. Removals from inventory are determined on an average cost basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated selling costs. Valuation adjustments on excess inventories are determined on the basis of internal procedures in accordance with the ratio between inventory turnover and future sales or usage. Excess inventories are stocks of individual inventory items that exceed anticipated sales or usage. Management utilizes its judgment in forecasting sales or usage.
Accounts receivable and other financial assets
     Accounts receivable are recorded at the invoiced amount (including any value added tax) and typically do not bear interest. The Company continuously assesses the adequacy of the allowances for doubtful accounts receivable and makes appropriate adjustments on the basis of both specific probability and aging distribution. Any subsequent reversal is recorded in the income statement in an amount not to exceed their carrying amount (net of amortization or depreciation). Receivables are derecognized after all means of collection have been exhausted. Other financial assets are recorded at their carrying amount less any impairment where applicable. Non-current accounts receivable and financial assets are valued by means of the effective interest method.
Derivatives and hedging transactions
     The Company uses derivatives only to manage foreign-currency exchange rate risks. Around 37% of total consolidated sales revenues are invoiced in foreign currency (non-euro, predominantly in U.S. dollars). The Company enters into forward exchange and option transactions to hedge its future sales revenues invoiced in foreign currencies against exchange rate fluctuations. Derivative financial instruments are acquired exclusively for this purpose. Pfeiffer Vacuum does not engage in speculative hedging transactions. The maturities of the derivative financial instruments are aligned with the anticipated foreign-currency receipts. Moreover, the risk management objectives and strategies for the hedging transaction are documented.
Derivative financial instruments employed for hedging purposes are recorded at their fair values both at the time they are first recorded as well as in subsequent periods. Derivative financial instruments are recorded as assets if their fair value is positive and as liabilities if their fair value is negative. Changes in the fair value of these derivatives are recorded in equity without any impact on the income statement if the hedging position is classified as effective. The derivative is reclassified as income at the time of realization of the underlying transaction that has been hedged. Ineffective hedging elements of the change in the fair value of derivatives, as well as gains or losses stemming from changes in the fair value of derivative financial instruments that do not satisfy the criteria for being recorded as hedging transactions, are recorded in the income statement. Please refer to Note 25 for further information relating to financial instruments.
Cash and cash equivalents
     The Company records all highly liquid investments having original maturities of three months or less as cash and cash equivalents.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Provisions
     Provisions are formed when the Corporate Group presently has a legal or constructive outside obligation as a result of a past event and it is likely that settlement of the obligation will lead to an outflow of economic resources and the amount of the obligation can be reliably determined. The valuation is made on the basis of the best estimate of the extent of the obligation.
Pensions
     Valuation of pension obligations under defined benefit plans is based upon the projected unit credit method in accordance with IAS 19, “Employee Benefits.” Under this rule, changes in the amount of either the defined benefit obligation (under pension plans), the actuarial present value of earned entitlements (under other plans) or variances between actual and expected returns on plan assets or from changes in assumptions can result in actuarial gains or losses not yet recognized in the Company’s Consolidated Financial Statements. Actuarial gains or losses are recognized in the income statement when the balance of the cumulative, unrecorded actuarial gains or losses for each individual plan exceed the greater of the two amounts resulting from 10% of the defined benefit obligation or 10% of the fair value of the plan assets at the close of the previous reporting period. These gains or losses are amortized over the average remaining service period of active employees who are expected to receive benefits under the plan. The accounting for obligations under defined benefit plans is based upon actuarial reports calculated as per the close of the fiscal year. The existing pension plans are detailed in Note 20.
Expenses for defined contribution plans are recorded as expense in the income statement when the premium is paid. No provisions are formed for this purpose.
Income taxes
     Current income taxes are stated as a liability to the extent to which they have not yet been paid. General tax risks within the group are considered additionally. Should the amounts already paid for income taxes exceed the amount owed, the difference is stated as an asset. Calculation of the amount is based upon the tax rates and tax legislation applicable at the close of the fiscal year.
Under IAS 12, “Income Taxes,” deferred tax assets and liabilities are formed in the consolidated and taxation financial statements for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (liability method). Additionally, deferred tax assets are recorded on tax loss carryforwards if they are likely to be realized. Valuation of deferred tax assets and liabilities is performed using the local tax rates expected to be in effect at the time of realization of the asset or satisfaction of the liability, with the tax rates applicable at the close of the fiscal year being employed. The effects of changes in tax laws are recognized in the results of operations in the period in which the new tax rates go into effect. Deferred taxes that relate to line items recorded directly under shareholders’ equity are recorded directly under equity and not in the income statement. An adjustment is formed for deferred tax assets if it is unlikely that future tax advantages will be realized. Deferred tax assets and liabilities are offset if the entitlements and obligations relate to one and the same tax authority.
Trade and other accounts payable
     Trade accounts payable and other accounts payable are recorded at their notional value or at their higher redemption amount at the close of the fiscal year, including any value added tax.
Treasury shares
     Should the Corporate Group acquire treasury shares, they are deducted from shareholders’ equity. The purchase, sale, issuance or recall of treasury shares is not recorded in the income statement.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Share-based compensation
     Accounting for share-based compensation in connection with convertible bonds issued to employees is based upon IFRS 2, “Share-based Payment.” The share-based compensation paid to employees consists of equity-settled plans under which the total value of the conversion rights granted to employees is determined as of the issue date using an option pricing model (Black-Scholes model). The total value of the conversion rights thus calculated is then recorded as personnel expense on a straight-line basis throughout the vesting period.
Discontinued operations
     In fiscal 2005, the Management Board, with the consent of the Supervisory Board, decided to discontinue the Company’s DVD business. Accordingly, this operation, an element of the Germany operating segment, is stated as a discontinued operation in the Consolidated Financial Statements (see also Note 27).
Use of estimates
     The process of preparing financial statements requires the use of estimates and assumptions on the part of management. These estimates are based upon management’s historical experience. Certain of the Company’s accounting policies are considered critical, as they can have a major impact on the profitability, financial position and liquidity of the corporate group and necessitate significant or complex judgment on the part of management. These estimates and assumptions could differ from the actual results. As of December 31, 2006, no judgment uncertainties existed that could lead to the significant risk of the need for a material adjustment of book values in the 2007 fiscal year.
Material forward-looking estimates and assumptions exist, among others, in connection with the formation of pension and warranty provisions, in forecasting the useful lives of fixed assets or in connection with deferred tax assets; the major assumptions are detailed in the notes relating to the individual line items of the balance sheet or in the accounting principles.
4.    Transition to IFRS as Basis for the Accounting
Previous GAAP and IFRS opening balance
     Until December 31, 2005, the Consolidated Financial Statements of Pfeiffer Vacuum had been prepared in accordance with U.S. GAAP. In 2006 the basis for the accounting was changed and the Consolidated Financial Statements for the fiscal year ended December 31, 2006, have been prepared in accordance with IFRS. Due to the mandatory reporting of comparable figures as of December 31, 2005 under IFRS 1, the IFRS opening balance was prepared as of January 1, 2005.
Revaluations
     The impact from the differing valuation of assets and liabilities under IFRS as compared to U.S. GAAP was recorded directly in equity in retained earnings. According to IFRS 1, the former consolidation of investments under U.S. GAAP was adopted to the IFRS opening balance. In valuing pension obligations, all actuarial losses existing on the transition date were recorded directly in equity with no impact on the income statement (so-called fresh-start method). For all other valuations, IFRS were adopted retrospectively.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The impact of the transition on equity and net income of 2005 is described in the following reconciliations.
Reconciliation of equity from U.S. GAAP to IFRS:

	Note	Jan. 1, 2005	Dec. 31, 2005
		€ in thousands
Equity according to U.S. GAAP		99,355	112,631
Revaluation of personnel provisions	i )	(1,554)	(1,682)
Revaluation of pension provisions	ii)	(6,501)	(6,228)
Omission of “Minimum Pension Liability”	iii)	164	3,756
Deferred taxes on revaluations (first-time adoption)	iv)	3,050	3,040
Inclusion of minority interests in equity*	v )	—	631
Currency variances from subsequent valuation		—	(150)

Equity according to IFRS		94,514	111,998

Total difference between IFRS and U.S. GAAP		(4,841)	(633)

*	Including related foreign exchange rate differences
Reconciliation of net income* from U.S. GAAP to IFRS:

		Year ended
	Note	December 31, 2005
		€ in thousands
Net income according to U.S. GAAP		22,748
Different valuation of personnel provisions	i )	(128)
Different valuation of pension provisions	ii)	273
Different deferred taxes	iv)	(10)
Share-based compensation	v )	(492)
Inclusion of minority interests (according to IFRS 1.41)	vi)	516

Net income according to IFRS		22,907

Total difference between IFRS and U.S. GAAP		159

*	Net income attributable to Pfeiffer Vacuum Technology AG shareholders
i) Revaluation of personnel provisions For the valuation of old-age part-time obligations under IFRS the increases under the so-called block model are recognized with the expected amount at the signing of the respective contract. Contrary to this, under U.S. GAAP the increases are recognized in the income statement over the terms of employment. Accordingly, the provision for old-age part-time obligations included in the personnel provisions were to be increased by K€ 1,554 at January 1, 2005 and reduced equity. During fiscal 2005 this resulted in expenses increased by K€ 128.
ii) Revaluation of pension provisions In valuating pension obligations under IFRS 19 “Employee Benefits” the Company used the simplification rule under IFRS 1.20 after which the cumulated actuarial gains and losses existing at the transition date were recognized. Taking into account the differences between U.S. GAAP and IAS 19 the pension provision increased by K€ 6,501 on January 1, 2005 and by K€ 6,228 on December 31, 2006. The changes in pension provision during the year 2005 led to a decreased expense of K€ 273 as compared to U.S. GAAP.
iii) Omission of Minimum Pension Liability Different from U.S. GAAP the IFRS do not include rules concerning the so-called Minimum Pension Liability. Under U.S. GAAP such a liability must be recorded immediately and net of tax in equity if certain conditions are met. The omission of this obligation under IFRS caused an increase in equity but did not impact net income.
iv) Deferred taxes on revaluation Deferred taxes are determined on the basis of differences between IFRS values and tax values. The increased personnel and pension provisions as compared to U.S. GAAP led to an increase in deferred tax assets because the differences resulting from the revaluation will reverse in future and therefore deferred taxes have to be recorded. Consequently, equity increased. Due to the development of deferred tax assets and liabilities in 2005 deferred tax benefit decreased by K€ 10 as compared to U.S. GAAP.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
v) Share-based payment According to IFRS 1 all rules of IFRS 2 were already applied in financial year 2005. Consequently, personnel expenses from granting equity instruments and corresponding increases in equity are recognized during the vesting period. Under U.S. GAAP there was a possibility to apply the standard comparable to IFRS 2 for the first time in fiscal year 2006. As a result, the IFRS opening balance as at January 1, 2005 included the cumulative effect amounting to K€ 2,506 from the employee participation program as a reduction in retained earnings and a cross entry in additional paid-in capital. Additionally, net income of the year 2005 under IFRS was burdened by K€ 492.
vi) Minority interests According to IFRS minority interests must be shown as part of equity whereas this item was recorded within liabilities under U.S. GAAP. Therefore the equity under IFRS is higher compared to U.S. GAAP values. Additionally, under U.S. GAAP minority interests were disclosed for the first time in the year 2005 due to materiality reasons and were recorded entirely through the income statement. According to IFRS 1.41 minority interests where recorded already in the IFRS opening balance on January 1, 2005 without any impact on the income statement. The IFRS income statement for the year 2005 therefore only contains the changes in minority interests attributable to the year 2005.
Effects on the statements of cash flow
     Unchanged to U.S. GAAP cash flows under IFRS are derived using the indirect method. Different from U.S. GAAP interests paid and received in cash and income taxes paid have to be shown as a separate line item in the statements of cash flow under IFRS. Calculation of the operating cash flow starts with the earnings before taxes. Overall the impacts of transition to IFRS on operating cash flows are not material as only the lines within the statements of cash flows are different from the former reporting under U.S. GAAP, whereas the operating cash flow itself is nearly unchanged.
Notes to the Consolidated Balance Sheets and Consolidated Statements of Income
5.    Intangible Assets
     The intangible assets item includes purchased software. The development of intangible assets in 2006 and 2005 was as follows:

Intangible assets	2006	2005
	€ in thousands
Acquisition cost
Balance on January 1,	2,945	2,657
Currency changes	(28)	36
Additions	208	276
Disposals	—	(24)

Balance on December 31,	3,125	2,945

Depreciation
Balance on January 1,	2,612	2,386
Currency changes	(28)	36
Additions	222	214
Disposals	—	(24)

Balance on December 31,	2,806	2,612

Net book value on December 31,	319	333

Impairment losses did not have to be recorded for intangible assets in fiscal 2006 and 2005.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    Property, Plant and Equipment
The development of property, plant and equipment in fiscal 2006 and 2005 was as follows:
Property, plant and equipment 2006

		Technical	Other Equipment,	Construction
	Land and	Equipment and	Factory and Office	in
	Buildings	Machinery	Equipment	Progress	Total
	€ in thousands
Acquisition or manufacturing cost
Balance on January 1, 2006	27,217	23,203	15,599	—	66,019
Currency changes	(5)	(20)	(155)	—	(180)
Additions	1,379	893	1,409	777	4,458
Disposals	—	(101)	(909)	—	(1,010)
Reclassifications	140	(10)	—	10	140
Balance on December 31, 2006	28,731	23,965	15,944	787	69,427

Depreciation
Balance on January 1, 2006	12,239	20,078	12,401	—	44,718
Currency changes	(4)	(12)	(140)	—	(156)
Additions	936	915	982	—	2,833
Disposals	—	(101)	(768)	—	(869)
Balance on December 31, 2006	13,171	20,880	12,475	—	46,526

Net book value on December 31, 2006	15,560	3,085	3,469	787	22,901

Property, Plant and Equipment 2005

		Technical	Other Equipment,	Construction
	Land and	Equipment and	Factory and Office	in
	Buildings	Machinery	Equipment	Progress	Total
	€ in thousands
Acquisition or manufacturing cost
Balance on January 1, 2005	26,245	23,760	15,349	—	65,354
Currency changes	6	18	194	—	218
Additions	966	242	986	—	2,194
Disposals	—	(817)	(930)	—	(1,747)
Balance on December 31, 2005	27,217	23,203	15,599	—	66,019

Depreciation
Balance on January 1, 2005	11,352	19,813	12,081	—	43,246
Currency changes	4	14	174	—	192
Additions	883	1,068	1,013	—	2,964
Disposals	—	(817)	(867)	—	(1,684)
Balance on December 31, 2005	12,239	20,078	12,401	—	44,718

Net book value on December 31, 2005	14,978	3,125	3,198	—	21,301

Impairment losses did not have to be recorded for property, plant and equipment for fiscal 2006 and 2005. No such assets were offered as security for loans.
In 2005, technical equipment and machinery included the amount of K€ 10 for expenses in connection with construction in progress, which was not disclosed separately.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7.    Investment Properties
Investment properties developed as follows:

	2006	2005
	€ in thousands
Acquisition or manufacturing cost
Balance on January 1	4,352	4,352
Additions	944	—
Disposals	(660)	—
Reclassifications	(140)	—
Balance on December 31	4,496	4,352

Depreciation
Balance on January 1	3,259	3,235
Additions	59	24
Disposals	(660)	—
Reclassifications	—	—
Balance on December 31	2,658	3,259

Net book value on December 31	1,838	1,093

     The real estate shown in this line item was entirely rented in fiscal 2006 and 2005. Rental revenues amounted to K€ 550 (2005: K€ 548), as opposed to direct operating expenses of K€ 159 (2005: K€ 107). Impairment losses did not have to be recorded in the years 2006 and 2005.
The fair values of investment properties totaled € 2.1 million as per December 31, 2006 (December 31, 2005: € 1.6 million). Fair values were derived on the basis of the Company’s own calculations by discounting expected net rental revenues during the estimated remaining life by a discount rate of 6.0 to 8.0%.
8.    Investment Securities
Investment securities consist of the following:

	December 31,
	2006			2005
	Net Book		Unrealized	Net Book		Unrealized
	Value	Fair Value	Gain/Loss	Value	Fair Value	Loss
			€ in thousands
Current investment securities
Held to maturity	1,000	1,001	1	3,000	2,961	(39)

Non-current investment securities
Available for sale	12,537	12,537	—	—	—	—
Held to maturity	4,998	4,187	(811)	6,000	5,750	(250)

	17,535	16,724	(811)	6,000	5,750	(250)

     Those investment securities classified as available-for-sale consist of publicly traded equity securities with no defined maturity or fixed interest rate. They are valued at fair value, with changes in fair value being recorded directly in equity.
The investment securities classified as held-to-maturity are carried at amortized cost. Pfeiffer Vacuum considers the impairments to be temporary as the securities will be redeemed at notional value. The securities consist of bank or corporate bonds with variable interest rates or bonded loans. They were valued at the close of the fiscal year using marketable interest rates. Non-current investment securities will essentially mature in 2015 (€ 5.0 million). The issuer of the securities is allowed to redeem the securities earlier if certain stipulations contained in the terms and conditions are satisfied.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9.    Inventories
Inventories consist of the following:

	December 31,
	2006	2005
	€ in thousands
Raw materials	6,132	5,441
Work in process	4,590	3,989
Finished products	8,116	7,773
Reserves	(3,318)	(3,456)

Total inventories, net	15,520	13,747

     Material consumption in fiscal 2006 amounted to € 69.4 million (2005: € 63.1 million) and is included in cost of sales.
Development of inventory reserves:

	2006	2005
	€ in thousands
Balance at beginning of year	3,456	4,394
Currency changes	(59)	(166)
Additions	295	693
Inventory written off	(374)	(1,465)

Balance at end of year	3,318	3,456

10.    Trade Accounts Receivable
Trade accounts receivable consist of the following:

	December 31,
	2006	2005
	€ in thousands
Trade accounts receivable	24,320	23,255
Allowance for doubtful accounts	(386)	(774)

Trade accounts receivable, net	23,934	22,481

     The Company provides credit in connection with its normal course of business to a wide variety of customers. The Company performs ongoing credit evaluations of its customers and establishes allowances for identified credit risks. Trade accounts receivable do not bear any interest and have a remaining term of less than one year.
Summary of activity in the allowance for doubtful accounts:

	2006	2005
	€ in thousands
Balance at beginning of year	774	1,026
Currency changes	(23)	(69)
Additions	77	264
Accounts written off	(442)	(447)

Balance at end of year	386	774

     Due to the Company’s rigorous system of accounts receivable management and its principle policy of delivery to new customers only against payment in advance or credit limit, it was possible to again reduce allowances for doubtful accounts.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11.    Other Accounts Receivable and Other Non-current Assets
     Other accounts receivable in the amount of € 1.8 million consist predominantly of tax claims for overpaid income taxes
(€ 1.3 million; 2005: € 0.5 million) and Value Added Tax (€ 0.4 million; 2005: zero). Other non-current assets include the German corporate tax reductions claims € of 1.1 million which were capitalized in fiscal 2006.
12.    Cash and Cash Equivalents
     The cash and cash equivalents item consists of cash on hand and cash at banks. Additionally, the Company records all bank deposits having an original maturity of three months or less as cash equivalents. The fair value of cash and cash equivalents corresponds to their net book value.
13.    Share Capital and Additional Paid-in Capital
     The share capital of Pfeiffer Vacuum Technology AG (parent company) consists of 8,970,600 no-par ordinary shares issued and 8,843,524 no-par ordinary shares outstanding as per December 31, 2006. As per December 31, 2005, there were 8,790,600 shares issued and 8,690,524 shares outstanding.
The Annual Shareholders Meeting on June 8, 2005, authorized the Management Board to increase the Company’s share capital by K€ 11,252 or 4,395,300 shares in consideration for contributions in cash and/or kind. This authorization is valid though June 7, 2010, and is subject to the consent of the Supervisory Board.
In connection with the conversion of convertible bonds, share capital was increased by K€ 461 or 180,000 shares in fiscal 2006. The conversion price of € 40.30 which was due on the conversion date increased additional paid-in capital by K€ 7,254. Furthermore, IFRS personnel expenses relating to the convertible bonds increased additional paid-in capital by K€ 232 (2005:
K€ 492). Please refer to Note 19 for further details relating to the convertible bonds.
14.    Paid and Proposed Dividends
     The Annual Shareholders Meeting on May 31, 2006, resolved to pay a dividend of € 1.35 per share (Annual Shareholders Meeting on June 8, 2005: € 0.90 per share). The dividend payment carried out thereunder amounted to K€ 11,732 (2005:
K€ 7,821).
The Management and Supervisory Boards will propose at the Annual Shareholders Meeting that the shareholders participate in the Company’s success in the form of a dividend in the amount of € 2.50. The resulting payment of K€ 22,109 had not been recorded as a liability in the balance sheet as of December 31, 2006.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    Other Equity Components
     Other equity components comprise unrealized gains/losses on hedges, foreign currency translation adjustments and gains from revaluation of available-for-sale securities at fair value.
Other equity components developed as follows:

	Unrealized	Foreign Currency	Revaluation of
	Gains/Losses on	Translation	Available-for-Sale
	Hedges	Adjustments	Securities	Total
	€ in thousands
Balance on January 1, 2005	190	(2,814)	—	(2,624)
Changes in fair value of cash flow hedges (net of tax)	(386)	—	—	(386)
Changes in foreign currency translation	—	2,177	—	2,177

Balance on December 31, 2005	(196)	(637)	—	(833)
Changes in fair value of cash flow hedges (net of tax)	455	—	—	455
Changes in foreign currency translation	—	(1,587)	—	(1,587)
Revaluation of securities classified as available-for-sale (net of tax)	—	—	3,485	3,485

Balance on December 31, 2006	259	(2,224)	3,485	1,520

16.    Treasury Shares
     The Annual Shareholders Meeting on May 31, 2006 authorized the Company to purchase treasury shares pursuant to § 71 sub-para. 1 No. 8, German Stock Corporation Act (“AktG”). This authorization covers the purchase of a proportionate amount of share capital up to € 2,250,393.60 (879,060 shares equal to 10% of share capital as per the date of authorization) and is valid through November 30, 2007. As of December 31, 2006, treasury shares totaled € 3.7 million and consisted of 127,076 ordinary shares, carried at acquisition cost. 27,000 shares thereof were repurchased according under the new authorization, while 100,076 were repurchased in prior years.
17.    Long-term Debt
     There was no long-term debt as of December 31, 2006. Pfeiffer Vacuum and its subsidiaries have various lines of credit available for operating purposes, totaling approximately € 10.7 million (2005: € 10.8 million). No amounts under these lines were outstanding on December 31, 2006 or 2005.
18.    Income Taxes (from Continuing Operations)
     Under current German corporate tax law, taxes on income comprise corporate taxes, trade taxes and an additional surtax.
Income before tax was taxable in the following jurisdictions:

	Year ended December 31,
	2006	2005
	€ in thousands
Germany	38,025	30,859
Outside Germany	8,367	8,131

	46,392	38,990

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The components of the income tax expenses and benefits are as follows:

	Year ended December 31,
	2006	2005
	€ in thousands
Current taxes
Germany	14,089	12,102
Outside Germany	2,617	2,436

	16,706	14,538

Deferred taxes
Germany	(378)	(112)
Outside Germany	278	555

	(100)	443

Income tax expenses	16,606	14,981

Amounting to K€ 17,482 current tax expenses relate to earnings in 2006 (2005: K€ 14,458). This item additionally contains tax refunds for prior years amounting to K€ 776 (2005: Tax payments of K€ 80).
The following table shows the reconciliation from expected to actual income tax expense:

	Year ended December 31,
	2006	2005
	€ in thousands
Income before income taxes	46,392	38,990
Expected tax expense using a tax rate of 37.87%	17,569	14,766
Capitalization of German corporate tax reduction claims	(1,098)	—
Non-deductible expenses	49	329
Loss carryforwards for a non-German subsidiary	(28)	(178)
Taxes due to dividend payments	12	69
Tax debits due to tax filings in prior years	226	—
Higher/lower foreign tax rates	(274)	(14)
Other	150	9

Income tax expense	16,606	14,981

Following 38.4% in 2005, the tax rate for the Pfeiffer Vacuum Group amounts to 35.8% in 2006. Material changes resulted predominantly from the capitalization of German corporate tax reduction claims in the amount of € 1.1 million.
The Company’s deferred taxes relate to the following balance sheet items:

	December 31,
	2006	2005
	€ in thousands
Deferred tax assets
Pensions	4,187	4,217
Personnel and other provisions	1,057	936
Inventories	1,032	745
Intangible assets	195	279
Property, plant and equipment	51	—
Allowance for doubtful accounts	20	105
Cash flow hedges	—	120
Tax loss carryforwards	—	28

Total deferred tax assets	6,542	6,430

Deferred tax liabilities
Property, plant and equipment	(568)	(543)
Tax-privileged reserves of the Swedish subsidiary	(288)	(262)
Cash flow hedges	(158)	—
Inventories	(123)	(9)
Unrealized gains from available-for-sale securities	(67)	—
Allowance for doubtful accounts	(61)	(6)

Total deferred tax liabilities	(1,265)	(820)

Total deferred taxes, net	5,277	5,610

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The balance sheet records the following amounts:

	December 31,
	2006	2005
	€ in thousands
Deferred tax assets	5,585	6,430
Deferred tax liabilities	(308)	(820)

Total deferred taxes, net	5,277	5,610

Deferred taxes recorded in the income statement comprise the following:

	Year ended December 31,
	2006	2005
	€ in thousands
Pensions	(10)	187
Personnel and other provisions	(132)	(57)
Inventories	(165)	(103)
Allowance for doubtful accounts	133	(11)
Tax loss carryforwards	28	179
Property, plant and equipment	(28)	(85)
Tax-privileged reserves of the Swedish subsidiary	15	262
Other	59	71

Total deferred taxes	(100)	443

As of December 31, 2006, the Company recorded deferred tax liabilities amounting to K€ 225, which were directly recorded in equity (2005: deferred tax assets amounting to K€ 120). Thereof a liability of K€ 158 related to unrealized gains on cash flow hedges in 2006; an asset of K€ 120 related to unrealized exchange losses in 2005. For the first time in 2006 an amount of
K€ 67 due to unrealized gains from available-for-sale securities was recorded.
Effective January 1, 2002, a corporation and trade tax entity with corresponding profit and loss transfer agreements was established for the consolidated German companies. Beginning May 1, 2005, the operations of the German subsidiary Pfeiffer Vacuum Systems GmbH i. L. were discontinued, with the corporation and trade tax entity being disbanded and the profit and loss transfer agreement with this entity terminating on April 30, 2005.
The tax loss carryforward of a non-German subsidiary stemming from prior years in the amount of € 0.1 million was offset against positive taxable income for this subsidiary in 2006. The corresponding deferred tax assets were taken off the books through the income statement.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making this assessment, management considers the scheduled reversal of temporary differences, projected future taxable income and tax planning strategies. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. As a result, no valuation allowance has been established.
Provisions have not been established for additional taxes on the undistributed earnings of non-German subsidiaries. These earnings are considered to be permanently reinvested and could become subject to additional tax if remitted or deemed remitted as dividends. Following effective German law, dividends from non-German and German subsidiaries are 95% tax-exempt, i.e. 5% of dividend income is not deductible from income for corporate tax purposes. Management estimates that the effects of this rule will be negligible, as the German investments are consolidated for tax purposes.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19.     Convertible Bonds and Share-based Compensation
     The purpose of the employee participation program is to motivate management and certain key employees by providing them with an opportunity to share in the Company’s share price development. In prior years, when share option plans were not allowed under German law, the use of convertible bonds was common practice among publicly traded German corporations. The Company’s employee participation program utilized convertible bonds. Under this program, the Company granted an employee a loan to finance the purchase a Company-issued convertible bond. The loan and the nominal value of the convertible bond were equal to one another, and the interest rate on the loan was equal to the interest rate on the convertible bond. Accordingly, there was no out-of-pocket cost to the Company or to the employee (as in the case of a share option). The employee may then exercise his or her right to convert the bond to Company shares by repaying the loan to the Company for the nominal value of the convertible bond. The remaining payment is only the exercise price, which was determined at the issue date of the convertible bonds.
Employee Participation Program, Term: 2000 through 2005
     Within the scope of an employee participation program, in July 2000 the Company issued 4,400 convertible bonds having an aggregate principle amount of € 0.6 million to certain salaried employees of the Company in Germany and other countries. The final conversion date was December 9, 2005. No bonds were converted under this plan. The Company redeemed the convertible bonds on December 10, 2005.
Employee Participation Program, Term: 2002 through 2007
     On July 7, 2002 the Company issued 4,600 convertible bonds having an aggregate principle amount of € 0.6 million to certain salaried employees of the Company in Germany and other countries. The conversion feature entitled the bearer to convert each bond to 50 no-par ordinary shares of the Company.
The conversion price was based upon 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to issuance. The conversion price for one share was set at € 42.86 per share. The fair value as of the date of grant was € 10.35 per ordinary share option. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: Risk-free interest rate of 4,5%; expected term of 4 years; expected dividend yield of 1% and expected volatility of 30%. The expected volatility was based upon historical volatility. The risk free interest rate was derived from the interest rates of German government bonds, while the expected term was taken from the expected term of the conversion rights.
Each holder of convertible bonds could convert up to 30% of such bonds to ordinary shares subsequent to the Annual Shareholders Meeting in 2004, up to 60% following the Annual Shareholders Meeting in 2005 and up to 100% following the Annual Shareholders Meeting in 2006. All bearers of convertible bonds exercised their conversion rights in the two conversion periods in 2006. Thus, no convertible bonds had to be disclosed as of December 31, 2006.
The convertible bonds bore interest at 6% p.a. up to the conversion date. Employees were given the opportunity of financing the purchase of the convertible bonds through interest-bearing employee loans. These loans bore interest at the same fixed rate as the bonds, had identical terms, were classified as other non-current assets in the balance sheet and were repayable upon conversion of the bonds or, if the bonds were called by the Company, upon termination of employment. The employee loans granted under this program were redeemed in 2006 in connection with the conversion and amounted to K€ 314 as of December 31, 2005.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Summary of option shares relating to the convertible bonds:

	Number of	Number of Shares	Number of Shares	Weighted Average
	Shares from Bonds	from Bonds	from Total	Exercise Price per
	Issued in 2000	Issued in 2002	Bonds Issued	Share
Convertible shares outstanding on January 1, 2005	120,000	190,000	310,000	44.86
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	(10,000)	(10,000)	42.86
Redeemed	(120,000)	—	(120,000)	48.03
Convertible shares outstanding on December 31, 2005	—	180,000	180,000	42.86
Granted	—	—	—	—
Exercised	—	(180,000)	(180,000)	42.86
Forfeited	—	—	—	—
Redeemed	—	—	—	—
Convertible shares outstanding on December 31, 2006	—	—	—	—
108,000 option shares under the 2002 program were exercisable on December 31, 2005. In the two conversion periods following the Annual Shareholders Meeting on May 31, 2006, and in November/December 2006, all outstanding convertible bonds, having a notional value of K€ 461, were converted to 180,000 no-par ordinary shares. Share capital was thus increased by K€ 461. The total cash adjustment of K€ 7,254 paid in connection with the conversion (equivalent to € 40.30 per share) was recorded in additional paid-in capital (Please refer to Note 13).
In fiscal 2006 and 2005, personnel expenses in the amount of K€ 232 and K€ 492, respectively, were recorded with regard to the convertible bonds.
20.      Pensions and Similar Obligations
Defined benefit plans
     Most employees in Germany, the United States, the Netherlands and Belgium are entitled to receive pension benefits from the Company, which are covered by defined benefit plans in their respective countries. In the United States, the Company has established a pension fund for all employees and a supplemental pension fund for executives (SERP), a non-qualified, non-funded pension plan for certain officers. In Germany, the Company sponsors two pension plans. In the year 2003, the Company established Pfeiffer Vacuum Trust e.V. (“the Trust”) to fund its pension plans. The Trust is an independent, bankruptcy-protected, separate legal entity whose sole purpose is to act in a fiduciary capacity as trustee for the assets held and has invested the contributions in a mutual fund managed by an unrelated third party. The pursued target allocation consists of equities (up to 30%) and of fixed-income securities and cash (at least 70%).
Total pension expense for all plans included the following components:

	Year ended December 31,
	2006	2005
	€ in thousands
Service cost	1,179	1,027
Interest cost	2,235	2,229
Expected return on plan assets	(1,906)	(2,202)

Net periodic pension cost	1,508	1,054

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Composition of the amounts recorded in the balance sheets:

	December 31,
	2006	2005
	€ in thousands
Present value of funded pension obligations	(49,719)	(49,934)
Present value of unfunded pension obligations	(633)	(744)
Total present value of pension obligations	(50,352)	(50,678)
Fair value of plan assets	44,917	41,595
Present value of net obligations	(5,435)	(9,083)
Unrecognized actuarial losses	1,721	4,607

Net amount recorded in balance sheets	(3,714)	(4,476)

Thereof: Prepaid pension costs	145	—
Thereof: Provisions for pensions	(3,859)	(4,476)
Development of the present value of benefit obligations:

	2006	2005
	€ in thousands
Present value of benefit obligations on January 1	50,678	44,486
Service cost	1,179	1,027
Interest cost	2,235	2,229
Actuarial gains/losses	(1,655)	4,236
Benefit payments	(1,756)	(1,664)
Currency changes	(329)	364

Present value of benefit obligations on December 31	50,352	50,678

Development of changes in the fair value of plan assets:

	December 31,
	2006	2005
	€ in thousands
Fair value of plan assets on January 1	41,595	39,835
Expected return on plan assets	1,906	2,202
Company contributions	2,158	1,377
Benefit payments	(1,756)	(1,664)
Actuarial gains/losses	1,210	(356)
Currency changes	(196)	201

Fair value of plan assets on December 31	44,917	41,595

The following actuarial assumptions were used:

	December 31,
	2006	2005
	%	%
Germany
Discount rate	4.60	4.40
Long-term rate of increase in compensation levels	2.75	2.75
Expected long-term rate of return on assets	4.60	4.50
United States, Netherlands, Belgium
Discount rate	4.60 – 5.75	4.20 – 5.75
Long-term rate of increase in compensation levels	3.00	3.00
Expected long-term rate of return on assets	4.50 – 7.50	4.50 – 7.50
The Company’s expected long-term rate of return on assets is based upon premium corporate bonds and the appreciation of equities held by the Trust.
The Company expects that cash contributions to plan assets in 2007 will approximate 2007’s net periodic pension cost
(€ 1.1 million).

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Composition of plan assets:

	December 31,
	2006		2005
	€ in thousands	%	€ in thousands	%
Equity securities	12,232	27.2	8,757	21.0
Fixed-income securities	27,311	60.8	27,151	65.3
Cash and cash equivalents	3,800	8.5	4,121	9.9
Other	1,574	3.5	1,566	3.8

	44,917	100.0	41,595	100.0

Plan assets do not contain financial instruments issued by the Company or other assets owned by the Company.
Development of benefit obligations and plan assets year on year:

	December 31,
	2006	2005
	€ in thousands
Present value of benefit obligation	50,352	50,678
Fair value of plan assets	44,917	41,595

Surplus/deficit	(5,435)	(9,083)
Experience adjustments on plan liabilities	(1,655)	4,236
Experience adjustments on plan assets	1,210	(356)
Defined contribution plans
     Employees of the Company in certain other countries are covered by defined contribution plans. Generally, contributions are based upon a percentage of the employee’s wages or salaries. The costs of these plans charged to operations amounted to K€ 417 for 2006 and K€ 356 for 2005.
21.      Trade Accounts Payable and Other Payables
     Trade accounts payable do not bear any interest and have maturities less than one year.
Other payables are primarily composed of payroll taxes and V.A.T. as well payables from social security contributions. They do not bear any interest and have maturities less than one year, as well.
22.      Provisions
Provisions consist of the following:

	December 31,
	2006	2005
	€ in thousands
Warranty provisions	1,929	2,887
Personnel provisions	10,932	7,816
Other provisions	703	612

Total	13,564	11,315

Warranty provisions include the amounts expected due to claims in connection with product warranties. They are recorded as per the close of the fiscal year for realized revenues based on management’s estimates and experience.
Employee-related expenses primarily include provisions for old-age part-time obligations, bonuses and service anniversary awards.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Development of provisions:

	Warranty	Personnel	Other	Total
		€ in thousands
Balance on January 1, 2006	2,887	7,816	612	11,315
Currency changes	(54)	(117)	(29)	(200)
Additions	844	9,426	940	11,210
Utilization	(380)	(5,580)	(635)	(6,595)
Releases	(1,368)	(613)	(185)	(2,166)

Balance on December 31, 2006	1,929	10,932	703	13,564

23.      Commitments and Other Financial Obligations
     The Company has entered into leases and maintenance agreements which expire on various dates, some of which are renewable. The table below presents the maximum amount of the contractual commitments as of December 31, 2006, classified by the periods in which the contingent liabilities or commitments expire.
Contractual obligations:

	Payments due by Period
	€ in thousands
	Total	< 1 Year	1–3 Years	3–5 Years	> 5 Years
Operating leases	2,299	842	1,082	360	15
Purchase obligations	3,524	541	2,796	187	—
Repair and maintenance	452	352	100	—	—
Expected pension payments *	24,134	1,990	4,249	4,634	13,261

Total	30,409	3,725	8,227	5,181	13,276

*	Pension payments include only payments for the next ten years
Purchase obligations include long-term arrangements for future supplies of materials.
Rental expenses amounted to € 1.1 million for both fiscal 2006 and 2005.
The Company did not have any capital lease obligations in fiscal 2006 and 2005.
24.      Segment Reporting
     The Company’s business operations include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments, as well as vacuum systems. The subsidiaries in the individual countries are independent legal entities with their own management, which distribute the products and provide services. Controlling of business development by corporate management is carried out on the legal entity’s level. Accordingly, the Company identifies its primary operating segments geographically (by legal entity). Due to the similarity of their economic characteristics, including nature of products sold, type of customers, methods of product distribution and economic environment, the Company aggregates its European subsidiaries outside Germany into one reportable segment, “Europe (excluding Germany).” All information with regard to the primary reporting format is based upon the geographic location of the related group company. The secondary reporting format follows the product categories within the consolidated group.
Transactions between segments are based upon the arm’s-length principle. Segment sales and segment results in the primary reporting format initially include the effects of inter-segment transactions. These effects are eliminated in connection with the consolidation process.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Segment reporting as of December 31, 2006 (primary reporting format)

	Continuing Operations
		Europe			Others/
		(Excluding	United	Rest of	Elimi-		Discontinued
	Germany	Germany)	States	World	nations	Total	Operations	Group
				€ in thousands
Net sales	144,202	53,425	41,635	6,118	(65,896)	179,484	—	179,484
Third party	79,700	52,999	41,577	5,208	—	179,484	—	179,484
Intercompany	64,502	426	58	910	(65,896)	—	—	—
Operating profit	37,368	3,525	3,255	872	(63)	44,957	—	44,957
Financial income					1,435	1,435	—	1,435
Income before income tax	37,368	3,525	3,255	872	1,372	46,392	—	46,392
Segment assets	124,165	20,556	20,824	3,125	—	168,670	—	168,670
Segment liabilities	20,187	7,036	1,867	608	—	29,698	—	29,698
Capital expenditures:							—
Property, plant and equipment *	4,915	367	104	16	—	5,402	—	5,402
Intangible assets	201	7	—	—	—	208	—	208
Depreciation *	2,482	277	62	71	—	2,892	—	2,892
Amortization	202	20	—	—	—	222	—	222

*	including investment properties
Segment reporting as of December 31, 2005 (primary reporting format)

	Continuing Operations
		Europe			Others/
		(Excluding	United	Rest of	Elimi-		Discontinued
	Germany	Germany)	States	World	nations	Total	Operations	Group
				€ in thousands
Net sales	124,906	49,779	36,366	4,386	(55,920)	159,517	461	159,978
Third party	70,159	49,720	36,301	3,337		159,517	461	159,978
Intercompany	54,747	59	65	1,049	(55,920)	—	—	—
Operating profit	28,853	3,773	3,095	613	107	36,441	(1,462)	34,979
Financial income					2,549	2,549	32	2,581
Income before income tax	28,853	3,773	3,095	613	2,656	38,990	(1,430)	37,560
Segment assets	95,482	19,524	21,694	2,706	—	139,406	—	139,406
Segment liabilities	18,527	6,044	2,311	526	—	27,408	—	27,408
Capital expenditures
Property, plant and equipment *	1,664	277	144	109	—	2,194	—	2,194
Intangible assets	258	18	—	—	—	276	—	276
Depreciation *	2,521	342	50	75	—	2,988	247	3,235
Amortization	188	26	—	—	—	214	3	217

*	including investment properties
Segment reporting as of December 31, 2006 (secondary reporting format)

	Continuing Operations
		Measurement
		and Analysis		Backing				Discontinued
	Turbopumps	Equipment	Service	pumps	Systems	Other	Total	Operations	Group
	€ in thousands
Net sales (third party)	78,284	45,938	25,344	24,786	4,582	550	179,484	—	179,484
Segment assets	69,653	26,926	17,615	20,096	4,604	29,776	168,670	—	168,670
Capital expenditures
Property, plant and equipment	2,762	676	425	492	102	945	5,402	—	5,402
Intangible assets	91	54	29	29	5	0	208	—	208

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Segment reporting as of December 31, 2005 (secondary reporting format)

	Continuing Operations
		Measurement
		and Analysis		Backing				Discontinued
	Turbopumps	Equipment	Service	pumps	Systems	Other	Total	Operations	Group
				€ in thousands
Net sales (third party)	64,397	41,347	23,515	22,775	6,935	548	159,517	461	159,978
Segment assets	56,850	24,309	16,094	17,432	5,700	19,021	139,406	—	139,406
Capital expenditures
Property, plant and equipment	908	487	331	379	89	—	2,194	—	2,194
Intangible assets	112	72	41	39	12	—	276	—	276
Aside from reasonably relatable assets the segment “Other” contains all assets that can not be allocated on a reasonable basis (e.g. securities, deferred tax assets).
25.      Financial Instruments
Fair value
     The net book value of financial instruments (e.g. cash and cash equivalents, trade accounts receivable and trade accounts payable, available-for-sale securities, other receivables and payables) essentially equals their fair value. In variance thereto, differences between net book value and fair value exist with regard to those securities held-to-maturity. The differences are described in Note 8.
Interest rate risks
     The interest bearing portion of cash and cash equivalents, as well as those securities held-to-maturity, result in interest rate risks. All investment forms have variable interest rates and are – with the exemption of securities held to maturity – invested on a short-term basis. Further investment forms that result in interest rate risks do not exist within the Pfeiffer Vacuum Group.
The remaining terms of financial instruments that result in interest rate risks are as follows (in K€):
Fiscal year ended December 31, 2006

	< 1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years	Total
	€ in thousands
Securities held to maturity	1,000	—	—	—	—	4,998	5,998
Cash and cash equivalents	75,354	—	—	—	—	—	75,354

Total	76,354	—	—	—	—	4,998	81,352

Fiscal year ended December 31, 2005

	< 1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years	Total
	€ in thousands
Securities held to maturity	3,000	1,002	—	—	—	4,998	9,000
Cash and cash equivalents	61,651	—	—	—	—	—	61,651

Total	64,651	1,002	—	—	—	4,998	70,651

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Credit risks
     Due to the Company’s heterogeneous customer structure and the fact that no single end customer accounts for more than 5% of total sales, there are no material credit risk concentrations within the group. Credit risks are additionally minimized through a rigorous accounts receivable management and by monitoring our customers’ payment patterns. Furthermore, deliveries to new customers are essentially made only after credit assessment or against payment in advance. As a result, Pfeiffer Vacuum is able to keep the level of its allowance for doubtful accounts low, even in difficult economic times. The purchased securities consist predominantly of bank or corporate bonds of undoubted creditworthiness, making the credit risk minimal here as well.
Liquidity risks
     Due to the above-average level of cash and cash equivalents, no liquidity risks can be identified.
Foreign exchange rate risks
     Approximately 37% of the Company’s net sales are denominated in currencies other than the euro, primarily in U.S. dollars. The Company enters into foreign currency forward contracts and options to hedge the exposure of its forecasted sales against currency fluctuations. All derivative financial instruments are entered into only in this scope and qualify for cash flow hedges. Pfeiffer Vacuum recognizes these derivative financial instruments either as assets or liabilities at their fair values. Changes in the value of these cash flow hedges are recorded in equity as part of other equity components, net of applicable taxes. These amounts are subsequently reclassified as earnings in the same period as the underlying transactions affect operating income.
For the fiscal years ended December 31, 2006, and 2005, there were no gains or losses that were recognized in earnings due to hedge ineffectiveness. For the same periods, no gains or losses had to be reclassified from other equity components to earnings as a result of the discontinuance of cash flow hedges.
The accounting of derivative financial instruments is based upon the provisions of IAS 39, “Financial Instruments: Recognition and Measurement.” Pfeiffer Vacuum formally designates and documents the financial instruments as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction.
The Company’s contracts are marked to market at period end using quoted forward rates. The fair values recorded in other current assets for the period ended December 31, 2006 totaled K€ 417 and the Company recorded a corresponding unrealized gain of K€ 259 in other components of equity, net of tax of K€ 158. In fiscal 2005, the Company recorded a negative fair value of K€ 316 and an equity impact of K€ (196), net of tax of K€ (120).
The Company does not engage in speculative hedging for investment purposes. The maturities of all forward contracts are aligned with the date the cash receipts are anticipated to occur. As of December 31, 2006, and December 31, 2005, no contracts held by the Company had a maturity date greater than one year. Accordingly, the Company expects the entire asset of K€ 417 to be reclassified to earnings during fiscal 2007.
As of December 31, 2006, and 2005, the notional amounts of the US-Dollar forward contracts were € 11.2 million and
€ 10.3 million, respectively. The Company performs ongoing credit evaluations of the parties to these contracts and enters into contracts only with well-established financial institutions.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.     Earnings Per Share
The following table presents the computation of earnings per share from continuing operations:

	Year ended December 31,
	2006	2005
	€ in thousands
Net income from continuing operations (€ in thousands))	29,624	23,901
Net income (€ in thousands)	29,624	22,907

Weighted average number of shares	8,728,672	8,690,524
Number of conversion rights	—	—
Adjusted weighted average number of shares	8,728,672	8,690,524

Earnings per share (in €)
Earnings from continuing operations per share (basic/diluted)	3.39	2.75
Earnings per share (basic/diluted)	3.39	2.64
     The share options granted to employees were antidilutive in 2005 because the exercise price was higher than the quoted price of the Company’s ordinary shares. As of December 31, 2006 all share options had been exercised.
There were no transactions with ordinary shares or issued ordinary shares during the period between the balance sheet date of December 31, 2006, and the preparation of the Consolidated Financial Statements.
The above mentioned weighted average number of shares was used in computing basic and diluted earnings per share from discontinued operations for the fiscal year ended December 31, 2005. Given losses from discontinued operations in the amount of K€ 994 in fiscal 2005, the losses from discontinued operations per share were € 0.11 (basic and diluted).
27.      Discontinued Operations
     In fiscal 2005, the Management Board committed to a plan to dispose of the DVD business, having obtained the required Supervisory Board approval in order to terminate this activity. Accordingly, the DVD business as part of the Germany segment is reflected as a discontinued operation.
In the prior year, the Company had sold at auction the fixed assets and respective inventories of the manufacturing site in Aschaffenburg. The disposal of the fixed assets and the respective inventories resulted in a loss before tax of approximately € 0.2 million.
Gains and losses from discontinued operations are presented in the table below:

	Year ended December 31,
	2006	2005
	€ in thousands
Loss from discontinued operations before income tax benefit	—	(1,208)
Income tax benefit	—	352

Net loss from discontinued operations	—	(856)

Loss on disposal of discontinued operations before income tax benefit	—	(222)
Income tax benefit	—	84

Net loss on disposal of discontinued operations	—	(138)

Total loss from discontinued operations before income tax benefit	—	(1,430)
Income tax benefit	—	436

Net total loss from discontinued operations	—	(994)

The Company does not expect any future expenses from these discontinued operations.
As of December 31, 2006, and 2005, there were no assets or liabilities from discontinued operations.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Additional Notes and Supplemental Information
28.      Related Party Disclosures
     Related party transactions predominantly consist of all transactions with those companies included in the Consolidated Financial Statements. These transactions are carried out at conditions that are usual and customary in the market and are entirely eliminated during the consolidation process. There is therefore no impact on financial position or results. Pfeiffer Vacuum does not have holdings in any jointly controlled or associated entities. Furthermore, no factual control exists with respect to special purpose entities.
Please refer to Notes 32 and 33 regarding the compensation paid to members of the Management and Supervisory Boards as well as regarding potential transactions with members of these corporate bodies. The members of the Supervisory Board do not provide material individual services for the Group or any of its companies. In contrast thereto, the employees’ representatives on the Supervisory Board receive salaries under the rules of the respective employment contract for their work at the Company.
On December 31, 2006, all members of the Management and Supervisory Boards held a total of 15,077 shares and 400 ADRs of the Company (December 31, 2005: 14,020 shares and 200 ADRs). Thus, the amount of the holdings of members of corporate bodies is negligible.
29.     Events After the Balance Sheet Date
     Since the beginning of the 2007 fiscal year there have not been any significant changes in the Company’s position or the industry environment.
30.      Personnel Expenses
Personnel expenses from continuing operations were as follows:

	Year ended December 31,
	2006	2005
	€ in thousands
Wages and salaries	38,353	35,797
Social security, pension and other benefit cost	8,892	8,157
Thereof for pensions	2,262	1,520

Total	47,245	43,954

The loss from discontinued operations in fiscal 2005 includes personnel expenses in the amount of K€ 371.
31.      Number of Employees
     On December 31, 2006, and 2005, the number of employees (continuing operations) was as follows:
Number of employees:

	December 31,
	2006	2005
Annual average
Male	560	562
Female	125	129

Total	685	691

Balance sheet date
Male	557	564
Female	127	127

Total	684	691

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2006, and 2005, there were no employees engaged in discontinued operations. On annual average, there were no employees engaged in discontinued operations (2005: six).
32.     Management Board
     During fiscal 2006 and 2005, the Management Board of the parent company Pfeiffer Vacuum Technology AG consisted of
•	Wolfgang Dondorf (CEO), Diplom-Ingenieur
•	Manfred Bender (CFO), Diplom-Betriebswirt
The aggregate amount of compensation paid to all active members of the Management Board was € 1.1 million for fiscal 2006 and 2005, respectively. The compensation paid to the members of Management Board is detailed described in Item 6.B. “Compensation.”
33.      Supervisory Board
     Pursuant to §§ 96, Sub-Para. 1, § 101, Sub-Para. 1, AktG, § 4, German One-Third Participation Act (“DrittelbG”) of 2004, and § 9, Sub-para. 1, Articles of Association and Bylaws, the Supervisory Board shall comprise four members elected by the Annual Shareholders Meeting and two members elected by the Company’s employees. The term of office of the members elected by the shareholders ended on May 31, 2006, the day of the Annual Shareholders’ Meeting. At the Shareholders’ Meeting, the representatives were newly elected, while the members elected by the Company’s employees were newly elected on May 10, 2006.
The Supervisory Board comprises of the following persons:
•	Dr. Michael Oltmanns (Chairman), Attorney at Law and Tax Advisor

Further Supervisory Board seats:
–	HPC AG, Weinheim (chairman)

–	Jetter AG, Ludwigsburg (chairman)

–	Merkur Bank KGaA, Munich (vice chairman)

–	Scholz AG, Essingen (chairman)
•	Götz Timmerbeil (Vice Chairman since May 31, 2006, and chairman of the Audit Committee), Certified Public Accountant and Tax Advisor

•	Prof. Dr. Klaus-Jürgen Kügler (Vice Chairman, until May 31, 2006), Dean at the Giessen-Friedberg Technical University

•	Michael J. Anderson, Investment Banker

•	Helmut Bernhardt (Employee representative, since May 31, 2006), Development Engineer

•	Manfred Gath (Employee representative, since May 31, 2006), Chairman of the Employee Council

•	Wilfried Glaum (since May 31, 2006), Business Administrator

•	Edgar Keller (Employee representative, until May 31, 2006), Commercial Staff Member

•	Günter Schneider (Employee representative, until May 31, 2006), former Chairman of the Employee Council
The compensation paid to the members of the Supervisory Board is detailed descript in Item 6.B. “Compensation.”
34.      Exempting Provision Under § 264 (3), HGB
     Pfeiffer Vacuum GmbH of Asslar, is included in the Consolidated Financial Statements of Pfeiffer Vacuum Technology AG. Accordingly, this company has made use of the exempting provision under § 264 (3), HGB.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
35.      Audit Fees for Independent Auditors
     The expenses for fiscal 2006 and 2005 for services rendered by the auditor of the Consolidated Financial Statements as recorded in the statements of income were as follows:
Audit fees for the auditor of the consolidated financial statements:

	Year ended December 31,
	2006	2005
	€ in thousands
Audit fees	564	407
Audit related fees	13	25
Tax fees	46	45
All other fees	17	13

Total	640	490

36.      German Corporate Governance Code/Declaration Pursuant to § 161 AktG
     Pursuant to § 161 AktG, the Management and Supervisory Boards issued the statement of compliance for the year 2006 in December 2006. With the following exceptions, this statement reflects compliance with the recommendations of the German Corporate Governance Code Government Commission:
•	No agreement was able to be reached in negotiations with our D & O insurance carrier to obtain a lower premium if a deductible is arranged. The Company will therefore not arrange for a deductible. A deductible would not improve the overall motivation and sense of responsibility of the Management and Supervisory Boards. Both the Management and Supervisory Boards work to the benefit of the enterprise.
(Point 3.8 of the Code)
•	The members of the Supervisory Board have in the past received and presently still receive fixed compensation, which does not contain any performance-related variable income elements. Their compensation is stated in the compensation report.
(Point 5.4.7 of the Code)
The full text of the Code is available at the following Internet address:
www.corporate-governance-code.de
37.     NYSE Comparison
     Due to its listing on the New York Stock Exchange, Point 303A.11 of the New York Stock Exchange Listed Company Manual requires Pfeiffer Vacuum Technology AG to disclose the differences between U.S. corporations listed on the New York Stock Exchange and Pfeiffer Vacuum Technology AG in questions relating to Corporate Governance.
We have provided an English-language summary comparison of the differences on our Internet site under “Investor Relations/Corporate Governance.”
38.     Authorization for Issuance of Consolidated Financial Statements
     Through a resolution by the Management Board on February 23, 2007, the Consolidated Financial Statements were authorized for issuance.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
39.      Summary of Differences Between IFRS and U.S. GAAP
     At December 31, 2006, the Consolidated Financial Statements of Pfeiffer Vacuum Technology AG have been prepared for the first time in accordance with IFRS as described in Note 4. IFRS differs in certain respects from U.S. GAAP. The application of U.S. GAAP would have affected the Company’s Net income attributable to Pfeiffer Vacuum Technology AG shareholders for the fiscal years ended December 31, 2006 and 2005 as shown in the table below.
Reconciliation of Net Income from IFRS to U.S. GAAP

	Year ended December 31,
	2006	2005
	€ in thousands
Net income according to IFRS	29,624	22,907
Personnel provision (Note 39a)	401	128
Pensions (Note 39b)	(689)	(273)
Deferred taxes (Note 39c)	111	10
Minority interests (Note 39d)	(7)	(516)
Share based payments (Note 39e)	—	492

Net income according to U.S. GAAP *	29,440	22,748

Earnings per Share in Accordance with U.S. GAAP:

	Year ended December 31,
	2006	2005

Numerator:
Net income (€ in thousands)	29,440	22,748
Denominator:
Denominator for basic earnings per share - weighted-average shares	8,728,672	8,690,524

Effect of dilutive securities:
Stock-based compensation	—	—

Denominator for diluted earnings per share - adjusted weighted-average shares and assumed conversions	8,728,672	8,690,524

Basic earnings per share/ADR (€)	3.37	2.62

Diluted earnings per share/ADR (€)	3.37	2.62
The only difference between earnings per share calculation according to IFRS and U.S. GAAP is the deviation in net income.
At December 31, 2006, all stock options granted to employees were converted. As such, the dilutive effect of the Company’s stock options ceased to exist. In 2005, the stock options granted to employees were antidilutive because the exercise price was higher than the quoted price of the Company’s ordinary shares.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Reconciliation of Shareholders’ Equity from IFRS to U.S. GAAP:

	December 31,
	2006	2005
	(€ in thousands)
Shareholders’ equity according to IFRS	138,972	111,998
Personnel provisions (Note 39a)	2,083	1,682
Pensions (Note 39b)	5,539	6,228
Adjustment SFAS No. 158 and “Minimum Pension Liability”, net of tax (Note 39b)	(4,519)	(3,756)
Deferred taxes (Note 39c)	(2,929)	(3,040)
Foreign exchange rate differences *	111	150
Inclusion of minority interests into equity including related currency variances (Note 39d)	(704)	(631)

Shareholders’ equity according to U.S. GAAP	138,553	112,631

*	Resulting from balance sheet translation of pensions and deferred taxes of U.S. subsidiary

PFEIFFER VACUUM TECHNOLOGY AG
RECONCILIATION CONSOLIDATED BALANCE SHEET

			December 31, 2006
	Note		IFRS	Adjustments	U.S. GAAP
			€ in thousands
ASSETS
Intangible assets			319	—	319
Property, plant and equipment	39f	)	22,901	1,838	24,739
Investment properties	39f	)	1,838	(1,838)	—
Investment securities			17,535	—	17,535
Prepaid pension cost	39b	)	145	(145)	—
Deferred tax assets	39c	)	5,585	(1,001)	4,584
Other non-current assets			1,822	7	1,829

Total non-current assets			50,145	(1,139)	49,006

Inventories			15,520	—	15,520
Trade accounts receivable			23,934	—	23,934
Other accounts receivable			1,801	—	1,801
Prepaid expenses			449	—	449
Investment securities			1,000	—	1,000
Other current assets			467	—	467
Deferred tax assets	39c	)	—	853	853
Cash and cash equivalents			75,354	—	75,354

Total current assets			118,525	853	119,378

Total assets			168,670	(286)	168,384

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital (13,635,900 no-par value ordinary shares authorized; 8,970,600 issued and 8,843,524 outstanding)			22,965	—	22,965
Additional paid-in capital	39e	)	13,305	(2,998)	10,307
Retained earnings			104,269	7,622	111,891
Other equity components	40		1,520	(4,408)	(2,888)
Treasury shares, at cost (127,076 ordinary shares)			(3,722)	—	(3,722)

Equity of Pfeiffer Vacuum Technology AG shareholders			138,337	216	138,553
Minority interests	39d	)	635	(635)	—

Total shareholders equity			138,972	(419)	138,553

Minority interests	39d	)	—	635	635
Deferred tax liabilities	39c	)	308	(308)	—
Provisions for pension	39b	)	3,859	1,575	5,434

Total non-current liabilities			4,167	1,902	6,069

Trade accounts payable			4,428	—	4,428
Other accounts payable			2,571	—	2,571
Provisions	39a	)	13,564	(2,077)	11,487
Income tax liabilities	39c	)	3,420	308	3,728
Customer deposits			1,548	—	1,548

Total current liabilities			25,531	(1,769)	23,762

Total liabilities and shareholders’ equity			168,670	(286)	168,384

PFEIFFER VACUUM TECHNOLOGY AG
RECONCILIATION CONSOLIDATED BALANCE SHEET

			December 31, 2005
	Note		IFRS	Adjustments	U.S. GAAP
			€ in thousands
ASSETS
Intangible assets	39b	)	333	154	487
Property, plant and equipment	39f	)	21,301	1,093	22,394
Investment properties	39f	)	1,093	(1,093)	—
Investment securities			6,000	—	6,000
Prepaid pension cost	39b	)	—	—	—
Deferred tax assets	39c	)	6,430	(1,867)	4,563
Other non-current assets			905	7	912

Total non-current assets			36,062	(1,706)	34,356

Inventories			13,747	—	13,747
Trade accounts receivable			22,481	—	22,481
Other accounts receivable			1,259	—	1,259
Prepaid expenses			872	—	872
Investment securities			3,000	—	3,000
Other current assets			334	—	334
Deferred tax assets	39c	)	—	1,124	1,124
Cash and cash equivalents			61,651	—	61,651

Total current assets			103,344	1,124	104,468

Total assets			139,406	(582)	138,824

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital (13,459,350 no-par value ordinary shares authorized; 8,790,600 issued and 8,690,524 outstanding)			22,504	—	22,504
Additional paid-in capital	39e	)	5,819	(2,998)	2,821
Retained earnings			86,377	7,806	94,183
Other equity components	40		(833)	(3,606)	(4,439)
Treasury shares, at cost (100,076 ordinary shares)			(2,438)	—	(2,438)

Equity of Pfeiffer Vacuum Technology AG Shareholders			111,429	1,202	112,631
Minority interests (Note 39e)	39d	)	569	(569)	—

Total shareholders’ equity			111,998	633	112,631

Minority interests	39d	)	—	554	554
Deferred tax liabilities	39c	)	820	(820)	—
Convertible bonds			461	—	461
Provisions for pensions	39b	)	4,476	(94)	4,382

Total non-current liabilities			5,757	(360)	5,397

Trade accounts payable			3,184	—	3,184
Other accounts payable			2,659	—	2,659
Provisions	39a	)	11,315	(1,675)	9,640
Income tax liabilities	39c	)	3,118	820	3,938
Customer deposits			1,375	—	1,375

Total current liabilities			21,651	(855)	20,796

Total liabilities and shareholders’ equity			139,406	(582)	138,824

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
a)      Personnel Provisions:
     The Company offers voluntary early retirement (Altersteilzeit or “ATZ”) programs to certain employees in Germany which are shown as part of the personnel provisions. Under IFRS, provisions for the bonus feature to be paid in accordance with the program are recorded at their present value based on the number of employees expected to accept the offer. Under U.S. GAAP, the Company recognizes the additional compensation relating to the bonus feature over the period from the point at which the employee signs the ATZ contract until the end of the active service period. The balance sheet reconciling items between IFRS and U.S. GAAP as of December 31, 2006 and 2005 were K€ 2,077 and K€ 1,675, respectively, and in net income K€ 401 and K€ 128, respectively.
b)      Pensions:
     Under IFRS, the pension liability was recorded in accordance with IAS 19, “Employee Benefits,” and as allowed under IFRS 1, the Company initially recorded all unrecognized pension actuarial losses into the opening IFRS balance sheet as of January 1, 2005. The recognition of actuarial losses in the amount of K€ 6,501 in the IFRS financial statements on January 1, 2005, increased the pension provision by K€ 3,684 and decreased prepaid pension costs by K€ 2,817.
Under U.S. GAAP and as of December 31, 2006, pension costs are accounted for in accordance with FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.
Prior to the adoption of SFAS No. 158, pension liabilities were recorded using a delayed recognition for certain changes in the amount of either the projected benefit obligation for pension plans or plan assets resulting from experience different than that assumed. At December 31, 2005, there was an unrecognized actuarial loss of K€ 10,359 which reflected the accumulated differences resulting from experiences different than the actuarial assumptions made. Additionally, prior to this adoption, if a plan had an unfunded accumulated benefit obligation at a measurement date that amount was the minimum liability that was recognized in the balance sheet. An unfunded accumulated benefit obligation existed if a plan’s accumulated benefit obligation (measured without considering future compensation levels) exceeded the fair value of plan assets. At December 31, 2005, the minimum pension liability was recorded as K€ 154 Intangible assets and K€ 3,756 Other comprehensive income, net of K€ 2,301 in taxes.
During 2006 and 2005, no amortization expense was recorded for IFRS purposes as the corridor threshold was not exceeded as was the case under U.S. GAAP. Under U.S. GAAP, amortization expense amounted to K€ 689 and K€ 273 for the years ended December 31, 2006 and 2005, respectively, thus leading to a reconciling item between IFRS and U.S. GAAP. Since the minimum liability concept does not exist under IFRS, the components mentioned above in Intangible assets and Other comprehensive income were not recorded for IFRS purposes. As on December 31, 2005, the total difference between the provision for pensions recorded under IFRS and U.S. GAAP was only K€ 94.
At December 31, 2006, recognizing the transition provision of SFAS No. 158 increased the provision for pensions by K€ 7,068 and reduced shareholders’ equity (increase to accumulated other comprehensive loss) by K€ 4,392, net of deferred income taxes of K€ 2,676. The adoption did not have an affect on the income statement for the two years ended December 31, 2006 or 2005.
c)      Income Taxes:
     The ATZ and pension differences between IFRS and U.S. GAAP lead to different deferred tax assets/liabilities and deferred tax expenses/benefits. Additionally, IFRS defines deferred taxes strictly as long-term; short-term deferred tax assets are therefore not noted in the balance sheet according to IFRS.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Reconciliation of the Company’s net deferred tax assets were as follows:

	December 31,
	2006	2005
	(€ in thousands)
Deferred tax assets according to IFRS	5,585	6,430
Personnel provisions	(805)	(653)
Pensions	657	(90)

Deferred tax assets according to U.S. GAAP	5,437	5,687

Thereof long-term deferred tax assets	4,584	4,563
Thereof short-term deferred tax assets	853	1,124

Deferred tax liabilities according to IFRS and U.S. GAAP *	(308)	(820)

*	Under U.S. GAAP, the deferred tax liabilities in the year 2005 were not separately disclosed but included in income tax liabilities
For the years ended December 31, 2006 and 2005 the difference in deferred tax expenses was K€ 111 and K€ 10, respectively. The total tax expense under U.S. GAAP was K€ 16,495 in 2006 and K€ 14,971 in 2005.
d)      Minority Interest:
     Prior to 2005, the Company did not separately disclose the interests of minority shareholders of its consolidated subsidiaries Pfeiffer Vacuum (Schweiz) AG, Switzerland, Pfeiffer Vacuum Korea Ltd., South-Korea and Pfeiffer Vacuum India Ltd., India. Under U.S. GAAP, the cumulative effect of recording these minority interests resulted in a charge of K€ 624 for the period ended December 31, 2005. Under IFRS, minority interests were recorded in the opening balance on January 1, 2005. Under IFRS, minority interests are classified as a component of shareholders’ equity. Under U.S. GAAP, minority interests are classified outside of shareholders’ equity.
e)      Additional Paid-in Capital/Share Based Payments:
     According to IFRS 1, IFRS 2 was applied retrospectively in fiscal year 2005. Under U.S. GAAP, we adopted SFAS No. 123R “Share based payments,” the standard comparable to IFRS 2, using the modified prospective method as of January 1, 2006. Prior to the adoption of SFAS No. 123R the Company applied APB No. 25 “Accounting for Stock Issued to Employees.” For IFRS, income from continuing operations, income before income taxes and net income for 2005 included K€ 492 of additional compensation expense. At December 31, 2005, the additional paid-in capital according to IFRS included K€ 2,506 for share based payments and retained earnings were impacted by K€ 2,506.
f)      Investment Properties:
     IAS 40, “Investment Properties” requires separate disclosure of company-owned rented properties in the balance sheet. The Company evaluated these properties at net book value based on historical cost. For further information concerning the valuation principles, please refer to Note 3 to the Consolidated Financial Statements, “Accounting and Valuation Methods.”

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
40.      Additional Disclosure Information Required by U.S. GAAP
Defined Benefit Plans
     The accumulated benefit obligation (“ABO”) as on December 31, 2006 and 2005 was K€ 45,650 and K€ 45,835, respectively.
The following tables summarize the reconciliations of funded status and the amounts recognized in the balance sheets under U.S. GAAP:
Reconciliation of funded status:

	December 31,
	2006	2005
	(€ in thousands)
Projected benefit obligation*	(50,352)	(50,509)
Fair value of plan assets*	44,917	41,599
Unfunded status of plans	(5,434)	(8,910)
Unrecognized actuarial loss	6,999	10,359
Unrecognized prior service cost	81	150
Unrecognized transition obligation	200	227

Prepaid pension cost	1,846	1,826

*	As disclosed in Note 20 to the Consolidated Financial Statements
Amounts recognized in balance sheets:

	December 31,
	2006	2005
	(€ in thousands)
Intangible assets from pension accounting	—	154
Prepaid pension costs (prior to SFAS No.158 or Minimum Pensions Liability)	2,805	2,810
Accrued pensions (prior to SFAS No. 158 or Minimum Pensions Liability)	(959)	(985)
Minimum Pension Liability Adjustment	—	(6,207)
SFAS No. 158 adjustment	(7,280)	—
Other comprehensive income (before taxes)	7,280	6,054

Net amount	1,846	1,826

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over fiscal 2007 will be approximately K€ 319, with K€ 225 being attributable to actuarial losses, with K€ 69 to prior service costs and with K€ 25 to the transition obligation.
Other Equity Components/Accumulated Other Comprehensive Income
     The Other Equity Components according to IFRS are explained in Note 15. Reconciliation to accumulated other comprehensive income under U.S. GAAP is as followes:

	December 31,
	2006	2005
	(€ in thousands)
Total other equity components according to IFRS, net	1,520	(833)
Adjustment for SFAS No. 158, net of tax of K€ 2,761	(4,519)	—
Adjustment for Minimum pension liability, net of tax of K€ 2,298	—	(3,756)
Currency translation adjustment	111	150

Total other equity components according to U.S. GAAP, net	(2,888)	(4,439)

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The cumulative translation adjustment under U.S. GAAP was K€ (487) on January 1, 2006 and K€ (2,113) on December 31, 2006.
The adjustment in other comprehensive income for minimum pension liability decreased by K€ 3,629 from K€ (3,756) as of December 31, 2005 to K€ (127) as of December 31, 2006. The SFAS No. 158 adjustment of K€ (4,519) as of December 31, 2006 eliminated the minimum pension liability adjustment of K€ (127) and was recorded directly in accumulated other comprehensive income.
Tax contingencies
     Current income tax liabilities as of December 31, 2006 include an amount of € 1.5 million for general tax exposure within the group which was increased by € 0.5 million in fiscal 2006.
Share-based Payments
     SFAS No. 123 requires disclosure of proforma information regarding net income and net income per share in 2005 as if the Company had accounted for its stock-based compensation to employees using the fair value method. For proforma purposes using the fair value method, the Company’s net income for 2005 would have been K€ 22,366 and net income per share would have been € 2.57.
Shipping and Handling Costs
     The Company incurred shipping and handling costs totaling € 1.8 million and € 1.7 million in 2006 and 2005, respectively, which are deducted from net sales.
Cash Flow Hedges
     Positive market values for cash flow hedges are recorded in other current assets whereas negative market values are recorded in other liabilities. If the amounts are reclassified into the income statement they are shown in foreign exchange gains/losses. In the statement of cash flows, the line items “receivables and other assets” or “payables, other liabilities” include the cash impact of cash flow hedges.
Advertising
     All advertising and promotional costs amounting to € 1.9 million and € 1.5 million in 2006 and 2005, respectively, are expensed as incurred and included in selling and marketing expenses.
Adoption of New Accounting Rules
     On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative. SFAS No. 123(R) must be adopted in the first interim or annual period beginning after January 1, 2006. The Company adopted SFAS No. 123(R) on January 1, 2006, using the modified-prospective method.
Under German tax law, expense related to share-based payment arrangements, or specifically expense related to the intrinsic value of an instrument on a specified date, is not tax deductible. Consequently, there were no deferred taxes recorded as part of SFAS 123R adoption.
For further information please see Note 39d.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
On February 16, 2006 the FASB issued FASB Statement No. 155 “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140.” This Statement amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, and “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” The Company expects to adopt this statement at January 1, 2007. The adoption will not have a significant impact on its results of operations and overall financial position.
On March 20, 2006 the FASB issued FASB Statement No. 156 “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140.” This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. The Company expects to adopt this statement at January 1, 2007. The adoption will not have a significant impact on its results of operations and overall financial position.
On September 6, 2006 the FASB issued FASB Statement No. 157 “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in under U.S. Generally Accepted Accounting Principles (U.S. GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The Company expects to adopt this statement at January 1, 2008. The adoption will not have a significant impact on its results of operations and overall financial position.
On September 29, 2006 the FASB issued FASB Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R).” This statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. Pfeiffer Vacuum adopted SFAS No. 158 as of December 15, 2006. The measurement date for the pension obligations has always been December 31. Thus, no impact from a change in measurement date will occur.
On July 13, 2006 the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”). This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company expects to adopt this statement at January 1, 2007. The Company is currently evaluating the impact of adopting FIN 48 and is unable to estimate the impact at this time, if any, on the Consolidated Financial Statements.